Form 20-F
period 2024-12-31
EMBRAER S.A.
filed 2025-04-01
CIK 1355444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file
number 001-15102

EMBRAER S.A.
(Exact name of Registrant as specified in its charter)
EMBRAER Inc.
(Translation of Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation)
Avenida Dra. Ruth Cardoso,
8,501, 30th floor (part
)
Eldorado Business Tower
Pinheiros, São Paulo, SP,
05425-070,
Brazil
(Address of principal executive offices)
Antonio Carlos Garcia
Head of Investor Relations
Avenida Dra. Ruth Cardoso, 8,501, 30th floor (part)
Eldorado Business Tower
Pinheiros, São Paulo, SP,
05425-070,
Brazil
Tel.: (55) 11 3040 6874,
E-mail:
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
	ERJ	New York Stock Exchange
5.980% Notes due 2035	N/A	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act
None.
(Title of each class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.
(Title of each class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
734,632,806
 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 Yes ☐ No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
of the Exchange Act).
 Yes ☐   No ☒

i

ii

iii

INTRODUCTION

In this annual report, “Embraer,” “we,” “us,” “our” or the “Company” refer to Embraer S.A. and its consolidated subsidiaries. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to dollars of the United States of America. All references to the “Brazilian government” are to the federal government of Brazil.

Presentation of Financial and Other Data

Financial Data

Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, or our 2024 audited consolidated financial statements, are included in this annual report.

Our consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

Other Data and Backlog

In this annual report:

•	some of the financial data reflects the effect of rounding;

•	aircraft ranges are indicated in nautical miles;

•	one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;

•	aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;

•	“ANAC” means the Agência Nacional de Aviação Civil, the Brazilian aviation regulatory authority;

•	“Brazilian Central Bank” means the Banco Central do Brasil, the central bank of Brazil;

•	“EASA” means the European Union Aviation Safety Agency;

•	“FAA” means the Federal Aviation Administration;

•	the term “eVTOL” means electric vertical takeoff and landing aircraft;

•	the term “regional jet” refers to commercial jet aircraft in the 35-100 seat-segment;

•	the term “commercial aircraft” as it applies to Embraer, refers to our aircraft in the up to 150 seat-segment, which includes our regional jets;

•	the term “EMBRAER 170/190 jet family” refers to aircraft models EMBRAER 170 (E170), EMBRAER 175 (E175), EMBRAER 190 (E190) and EMBRAER 195 (E195);

•	the term “E-Jets E2 family of jets” refers to aircraft models E175-E2, E190-E2 and E195-E2;

•

the terms “entry-level jet” and “light jet” refer to executive jets that usually carry from four to seven passengers and up to ten passengers, respectively, and ranges between 1,100 and 2,100 nautical miles. These jets are designed for short take-off distances and may be operated by a single-pilot;

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

•

the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, corporate flight departments, charter companies and air-taxi companies and high-net-worth individuals; and

•	the term “tactical transport aircraft” refers to military aircraft for personnel, troops and cargo transport and humanitarian aid support aircraft in the 15-30-ton payload range;

•

the term “advanced training” refers to programs designed for pilots with specialized skills to learn the best techniques to handle complex missions, operate advanced systems and prepare them to move to front-line combat aircraft.

•	the term “multi-mission” refers to the capability of performing a range of different roles using the same platform;

•	the term “frigates” refers to medium-size warships, typically ranging between 100 to 150 meters, with displacement between 2000 and 7000 tons;

•

the term “urban air traffic management” or UATM refers to systems and processes designed to regulate air traffic for urban air mobility, which includes vehicles such as eVTOLs, helicopters and drones; and

•	the term “KC-390” refers to the C-390 version that has aerial refueling capabilities.

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

•

political, economic or financial instability, as well as geopolitical instability abroad, especially in light of the geopolitical conflicts around the world, such as the conflicts between Russia and Ukraine as well as Israel and Hamas;

•	disruptions in the supply chain, including reliance on key suppliers and raw material availability;

•	changes in competitive conditions and in the general level of demand for our products;

•	management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;

•	risks related to environmental regulations, climate change impacts, and achieving carbon emissions targets;

•	the effects of customers canceling, modifying or rescheduling orders;

•	the effect on our revenues of changing priorities or reductions in the Brazilian government or international government defense budgets;

•	cybersecurity threats and compliance with data privacy regulations in various jurisdictions;

•	our level of indebtedness;

•	our capital expenditure plans;

•	inflation and fluctuations in exchange rates;

•	the impact of volatile fuel prices and the airline industry’s response;

•	our ability to develop and deliver our products on a timely basis;

•	availability of sales financing for our existing and potential customers;

•	existing and future governmental regulations, including economic policies of the Brazilian government;

•	our relationship with our workforce;

•	the outbreak of communicable diseases in Brazil and other countries; and

•	other risk factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. You should carefully read and consider the following risks, along with the other information included in this annual report. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us.

Business Operations and Contracts

Any accidents or catastrophic events involving our aircraft could adversely affect us.

We believe that our reputation and the safety record of our aircraft are important selling points for our products. However, the safe operation of our aircraft depends to a significant degree on a number of factors largely outside our control, including our customers’ proper maintenance and repair of our aircraft and pilot skill, and adherence to operational guidelines. The occurrence of one or more accidents or catastrophic events involving one of our aircraft—including but not limited to mechanical failures, pilot error and extreme weather conditions—could adversely affect our reputation and future sales, as well as the market price of our common shares and the ADSs.

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

Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2024, we had a net income of US$5.9 million related to contractual fines paid by customers due to contract cancellations compared to contractual fine net income of US$8.2 million in 2023 and US$17.8 million in 2022. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.

We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, through December 31, 2024, a total of US$1,435.1 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 and Legacy 450/500 (rebranded as Praetors) jet families and the E2 jet family. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2024, we met all the required milestones, and as a result, the full amount of the cash contributions was nonrefundable.

Although, currently, no cash contributions from our risk-sharing partners are due to be refunded, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions.

We work with a limited number of key suppliers.

We do not manufacture all of the parts and components used in the production of our aircraft. In 2024, 77.1% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our suppliers, including our risk-sharing partners. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to accommodate a particular component, which cannot be substituted by another manufacturer without significant investments. In addition, there are only a limited number of suppliers of certain key components of aircraft globally. We work closely with our main suppliers in order to mitigate any potential supply chain risk, but we cannot ensure that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.

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

The Brazilian ECA, the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or the BNDES, and the Brazilian National Treasury Export Guarantee Fund (Agência Brasileira Gestora de Fundos Garantidores e Garantias S.A.), offer financing and export credit insurance to our customers under terms and conditions required by the ASU. Any reduction or restriction to the Brazilian export financing program, and any increase in our customers’ financing costs for participation in this program, above those provided in the ASU’s base financial agreement, may cause the cost-competitiveness of our aircraft to decline. Other external factors may also impact our competitiveness in the market, including, but not limited to, aircraft OEMs from countries which are not signatories to the ASU agreement offering attractive financing packages, or any new government subsidies supporting any of our major competitors.

From 2005, when we first delivered the EMBRAER 170/190 jet family, through December 31, 2024, 29.8% of our Commercial Aviation deliveries were subject to official export credits. In the years ended December 31, 2024, 2023 and 2022, 42.5%, 29.7% and 31.6%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot ensure that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.

Industry and Competition

A downturn in our key markets may reduce our sales and revenue, and, consequently, our profitability.

Market conditions have a significant impact on demand for our aircraft and related services. The aircraft market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Demand for our aircraft is further influenced by a wide variety of factors, including airline profitability, availability of aircraft financing, world trade policies, government-to-government relations, technological advances, price and other competitive factors, fuel prices, pandemics, epidemics and environmental regulations.

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

We depend on key customers.

In our Commercial Aviation segment, as of December 31, 2024, 90.9% of our firm orders in backlog for the EMBRAER 175s were from American Airlines, Republic Airlines and Skywest Airlines. The backlog for our E-Jets E2 jet family is mostly comprised of orders from Azul Linhas Aéreas Brasileiras S.A., or Azul, Porter Airlines, or Porter, Azorra Aviation Holdings, LLC, or Azorra, Mexicana de Aviación, or Mexicana, and AerCap Holdings N.V., or AerCap—which orders represent 78.8% of our E-Jets E2 jet family orders. We believe we will continue to depend on a select number of key customers, and the loss of or difficulty in maintaining the relationship with any one of them would significantly reduce our sales and market share. Moreover, our key customers may face financial difficulties, which may adversely affect us.

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

In our Defense & Security segment, we believe we are the largest supplier of defense aircraft and related services to the Brazilian Armed Forces. As of December 31, 2024, 37.5% of the KC-390 aircraft in backlog were ordered by the Brazilian Air Force. Moreover, we also been growing our backlog internationally: as of December 31, 2024, 62.5% of the KC-390 Millennium aircraft in our firm order backlog were for global customers, the major of which were the Netherlands, Austria, Portugal and South Korea with 46.9% of KC-390 Millennium firm order backlog. However, we cannot guarantee that our global customers will continue acquiring our defense solutions in the future, in particular with respect to the KC-390, which is the highest revenue source for Embraer Defense & Security as of the date of this annual report.

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

For instance, as of the date of this annual report, we own 83.7% of Eve UAM, LLC, or EVE, which is responsible for the development of EVE’s urban air mobility) solution, or UAM solution, through design and production of eVTOL, service and support, fleet operations and UATM. The expected long-term results from this operation are subject to risks, such as the establishment of the UAM market, the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the UAM market, possible underperformance of the UAM solutions developed by Eve Holding, Inc., or Eve Holding, including the eVTOL aircraft, difficulties related to product certification, licensing and governmental authorization, among others. Moreover, as we hold such a significant portion of the EVE’s shares, any challenges related to EVE’s business or operation may adversely affect us.

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

Additionally, a significant portion of our revenues derive from customers located outside Brazil, representing 91.7% of our revenues in 2024, and we expect sales to foreign customers will continue to account for a significant portion of our revenue in the foreseeable future. Our production and supply chain are spread globally, with parts manufactured in one or more countries and assembled in another, which makes us subject to risks of doing business internationally.

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

For example, discussions regarding the imposition or increase of tariffs on products imported into the United States of America have been ongoing since the election campaign of President Donald Trump. Following his inauguration, President Trump increased trade tariffs on key U.S. trade partners, including Mexico and Canada, and imposed significant tariffs on a wide range of imports, such as certain goods from China and steel and aluminum imports from various countries. Additionally, the U.S. administration has expressed interest in implementing reciprocal tariffs on trading partners, which could impact Brazil due to its trade relationship with the United States of America. However, as of the date of this annual report, no U.S. law or executive order has imposed additional tariffs specifically on Brazilian products. While the potential impact of such measures on our operations is uncertain, a broad tariff on Brazilian imports into the United States of America would likely disrupt our supply chain and U.S. operations.

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

The executive aviation industry has a noticeable high loyalty index, with customers that tend to maintain their known suppliers, which is an entry barrier to uprising competitors. As a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors in the executive jets market have a longer track record and a more established customer base. We cannot ensure that we will continue to increase our market share in the executive aviation market, or that we will not experience a reduction in our current market share in this business segment, especially taking into account competitors’ growth and investments and continued limitations in our supply chain capacity.

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

The Brazilian tax reform of consumption taxes was approved by the Brazilian Congress and is now expected to come into effect gradually between 2027 and 2032, pending the resolution of certain administrative matters.

Nonetheless, Brazilian legislators continue debating a comprehensive tax reform, focused on income tax legislation, which may include the increase of existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and further changes relating to interest on net equity. For example, the Brazilian government recently submitted to the Brazilian Congress a bill of law that would subject profits and dividends distributed to certain Brazilian shareholders and any foreign shareholders to a 10% withholding income tax. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations may impact our tax obligations and may have a material adverse effect on our financial condition and results, and on investments in our ADSs.

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. To take advantage of the tax benefits, we must meet certain requirements, such as making investments in research and development, record taxable profits, among others. For additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Tax Incentives.” For our effective tax reconciliation, please refer to note 23.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

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

Our civil aviation products are subject to regulation in Brazil and in each jurisdiction where our customers are located. ANAC, the aviation authority in Brazil, as well as authorities in other countries in which our customers are located, most notably the FAA and the EASA, must certify our civil aviation products before we can deliver them to our customers. We cannot ensure that we will be able to obtain certification of our aircraft on a timely basis or at all. In addition, complying with the requirements of regulatory authorities can be both expensive and time-consuming. If we fail to obtain a required certification from an aviation authority for any of our aircraft, that aviation authority can prohibit the registration of that aircraft within its jurisdiction until certification has been obtained. Changes in government regulations and certification procedures could also delay our start of production as well as entry of a new product into a new market. Despite our continuous efforts to strictly observe and comply with all aviation certification and other regulatory requirements, we cannot predict how future laws or changes in the interpretation, administration or enforcement of those laws will affect us. We may be required to incur significantly more costs to comply with these laws and/or to respond to these changes.

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

The most recent rounds of negotiations relating to scope clauses between the major carriers in the United States of America were concluded in 2023 with no significant changes. As a result, our opportunities for near-term growth in the U.S. regional jets market in the 76-seat jet category may be limited. In this context and considering that the United States of America is the most important market for the EMBRAER 175. On February 25, 2025, we announced an additional four-year pause on the development of the E175-E2 jet, in addition to the previous pause announced on February 18, 2022. We cannot assure you that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft.

The supply of pilots to the airline industry may be limited.

FAA regulations may negatively impact the supply of qualified pilot candidates eligible to be hired in the airline industry. A first officer in U.S. domestic operations must hold an airline transport pilot certificate and an aircraft type rating to fly the aircraft. An airline transport pilot certificate requires that a pilot be 23 years of age and have 1,500 hours total time as a pilot. Due to these requirements, there may be a continued scarcity of new entrant pilots who meet the experience qualifications, mainly affecting regional carriers which are the usual entry airlines for new pilots (major airlines are expected to hire many of the experienced pilots).

In order to mitigate this issue, certain airlines, for example American Airlines, Jet Blue, and United Airlines, especially in the United States of America, have adopted internal measures, including but not limited to creating professional pilot programs and providing financing alternatives. While we believe that these efforts have substantially addressed the issue for the time being, any future inability to recruit, train and retain qualified pilots may materially affect our customers’ operations.

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

We utilize artificial intelligence which could expose us to liability or adversely affect our business.

We utilize and continue to explore further uses of artificial intelligence, or AI, in connection with our business, products and services. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various governmental and regulatory agencies around the world, and various jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering legal frameworks for AI.

AI regulation was included in the Brazilian Senate’s priority list for 2024, culminating in its approval of Bill No. 2,338/23 on December 10, 2024. The bill establishes general national standards for the development, implementation, and responsible use of AI systems in Brazil, introducing compliance requirements, liability standards, and usage restrictions, including a risk-based framework that mandates preliminary assessments to classify AI systems by risk level, enhanced human oversight for high-risk applications, and significant penalties for violations. It will now proceed to the Brazilian House of Representatives for further deliberation and approval. If enacted, the bill could impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems.

We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes or result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and prospects.

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

In August 2021, we announced our intention to reach carbon neutrality in our operations by 2040 reducing Scope 1 and 2 emissions at least by 50%. This commitment relies mostly on the purchase of sustainable aviation fuels, or SAFs, electricity from renewable sources and carbon offsets. Our estimates concerning the timing and cost of implementing our targets are subject to several risks and uncertainties, such as low availability of SAF, especially in Brazil where the majority of operations is concentrated, and variations in fuels, energy and offset prices. We are setting our strategies and new products aiming to a net-zero emission aviation by 2050. In order to reinforce this commitment, we signed in 2021 with other representatives of the aerospace sector, the commitment “Fly Net Zero.” This goal will be supported by accelerated efficiency measures, energy transition and innovation across the aviation sector and in partnership with governments around the world.

We have also committed to certain diversity, inclusion and education targets, such as having 50% diverse hires in all new entry-level programs by December 31, 2025; securing access of more than 80% of the students from Embraer high schools to public universities and private universities with full-tuition scholarships; having 20% of women in senior leadership positions by December 31, 2025, among others. We are also subject to certain legal obligations to meet diversity, equity and inclusion targets.

We cannot assure you that our environmental, social and governance, or ESG, targets and commitments and any ESG-related obligations will be achieved since they depend on several factors over which we have no influence or control.

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

These factors are compounded as our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. Brazilian GDP growth rates have fluctuated over the past years, with a contraction of 4.1% in 2020 followed by expansions of 4.6% in 2021, 2.9% in 2022, 2.5% in 2023 and 3.4% in 2024. The Focus report, a summary of market expectations collected by the Brazilian Central Bank and released on March 21, 2025 the consensus of Brazilian economists was for expectations of Brazilian GDP to increase 1.98% in 2025. Growth of the Brazilian GDP is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on the use of our products and services.

Political instability may adversely affect our business and results of operations, the price of our common shares and our debt instruments.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected, and continue to affect, the confidence of investors and that of the public in general, resulting in economic downturn and heightened volatility of securities issued by Brazilian companies. Political instability and uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours.

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

In Brazil, inflation and certain actions taken by the Brazilian Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or the IGP-M index, registered inflation of 6.5% in 2024, compared to deflation of 3.2% in 2023 and inflation of 5.5% in 2022. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA index, recorded inflation rates of 4.8% in 2024, 4.6% in 2023 and 5.8% in 2022. Measures to curb high inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.

The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 9.25% in December 2021 and 13.75% in December 2022. On August 2023, the Brazilian Central Bank started cutting the SELIC rate as a result of a slowdown in inflation, and the SELIC rate was set to 10.50% as of May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. As of the date of this annual report, the SELIC rate stands at 14.25% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

In the international scenario, inflation has reached record highs in recent years. In the U.S., consumer inflation measured by the U.S. Consumer Price Index, or the CPI, peaked at 6.5% in 2022, moderated to 3.4% in 2023, and 2.9% in 2024. Similarly, in Europe, consumer inflation measured by the Harmonised Index of Consumer Prices (HICP) was 9.2% in 2022, 2.9% in 2023, and 2.4% in 2024. The rise in inflation prompted central banks to reverse the strong stimulus policies implemented during the COVID-19 pandemic. The European Central Bank increased interest rates from -0.5% in 2021 to 2.0% in 2022, reaching a peak of 4.5% in 2023. The Federal Reserve similarly raised rates from 0.08% in 2021 to 4.33% in 2022 and 5.33% in 2023. However, in 2024, both central banks began a measured reversal of these policies, with the European Central Bank cutting rates to 3.5% and the Fed lowering the federal funds rate to a range of 4.25%-4.5% by the end of the year. These moves were driven by moderating inflation, slowing economic growth, and easing supply chain pressures. Despite these recent rate cuts, interest rates remain at historically high levels compared to pre-pandemic norms. Both the European Central Bank and the Federal Reserve are generally expected to maintain rates at these elevated levels in the near term to ensure inflation remains under control and economic stability is preserved.

Increases in interest rates, or the maintenance of interest rates at historically high levels, could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2024, 5.6% of our consolidated cash and cash equivalents were indexed to the variation of the Brazilian CDI rate. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.

Exchange rate volatility may adversely affect us.

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2022, the real appreciated against the U.S. dollar in comparison to December 31, 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. In 2023, the real appreciated against the U.S. dollar in comparison to December 31, 2022, reaching R$4.8413 per US$1.00 as of December 31, 2023. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$6.1923 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation in the real against the U.S. dollar during the year, influenced in part by the outcome of the U.S. presidential election which is expected to result in a stronger U.S. dollar relative to other currencies, as well as concerns surrounding the Brazilian economy and the Brazilian government’s fiscal situation. As of March 21, 2025, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.7241 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar.

On the other hand, depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, and curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real may materially and adversely affect us.

Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us, mainly due to the following factors:

•	In 2024, 13.4% of our total costs were denominated in reais.

•

Our income tax expense is significantly impacted by exchange rate fluctuations, since taxes on income are largely determined and paid in Brazilian reais based on our Brazilian tax books. We must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our nonmonetary assets (mainly property, plant and equipment and intangible assets). If the real had devalued or appreciated by 10% against the U.S. dollar in relation to the actual exchange rate as of December 31, 2024, the deferred income tax expense would have been higher or lower by US$168.2 million. For additional information on the effects of the variation of the real against the U.S. dollar, see notes 23 and 34 to our 2024 audited consolidated financial statements.

•

Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense & Security segment, when converted to the U.S. dollar as our functional currency.

•	Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars and may result in a decrease in our margins.

Depreciations of the real relative to the U.S. dollar could also reduce the U.S. dollar value of distributions and dividends on our ADSs and may also reduce the market value of our common shares and ADSs. While our functional currency is the U.S. dollar our shareholders’ equity is required under Brazilian Corporate Law to be accounted and maintained in Brazilian reais, including amounts to be distributed to shareholders (dividends and interest on own capital). For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividends Policy.”

Developments and the perception of risk in other countries, especially other emerging markets, may adversely affect the market price of Brazilian securities, including our ADSs, our common shares and our debt instruments.

The market value of securities of Brazilian issuers, including securities issued by us, may be affected by economic and market conditions in other countries, including the United States of America, European Union and Latin American countries and other emerging market countries. For instance, political divisions in the United States of America, particularly around fiscal, inflation, energy, and geopolitical policies, may result in sudden policy changes that adversely impact the U.S., global, and Brazilian economies and capital markets. Although economic conditions in those countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Brazilian issuers. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be adversely affected. Moreover, crises elsewhere may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of our securities and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

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

As of the date of this annual report, Brazil’s sovereign credit ratings were BB with a stable outlook, Ba1 with a positive outlook and BB with a stable outlook by Standard & Poor’s, Moody’s and Fitch, respectively, which ratings are below investment grade. Consequently, the prices of securities offered by companies with significant operations in Brazil may be adversely affected. A prolongation or worsening of the current low growth rates of the Brazilian economy and continued political uncertainty, among other factors, could lead to further ratings downgrades or the maintenance of Brazil’s credit ratings at sub-investment grade levels. Any of these events could increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including our ADSs.

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

As the Russia-Ukraine conflict persists, we continue to closely monitor developments to assess potential restrictions or impacts that may arise. The conflict has also led to an increase in cyber-attacks targeting critical networks, airlines, and suppliers, further amplifying operational risks across the aviation industry. The conflict has also highlighted the direct risks to aviation safety. Recent incidents related to these matters illustrate the heightened risks for civilian aircraft operating in or near conflict zones. These events not only pose immediate safety concerns but also contribute to reputational risks for manufacturers, heightened scrutiny of aviation operations, and potential disruptions to the industry as a whole.

Russia remains one of the world’s largest suppliers of titanium, a critical material for aircraft manufacturing. Although there is no concern over the availability of titanium in our supply chain, considering our current inventory position and the existing alternative sources in other countries, we will continue to actively monitor our supply chain to identify and mitigate any potential constraints. In addition, the conflict between Russia and Ukraine may adversely affect people’s safety and activities of our employees, especially those residing in Europe.

Moreover, despite the ceasefire agreement signed between Israel and Hamas, we continue to monitor developments to identify any potential impacts on the supply chain, operations, or customer support. Given that we have suppliers in the Middle East, any disruptions, shipments delays or cost increases could adversely affect our business. It is unclear whether this conflict will be contained or resolved, and what effects it may still have on global political and economic conditions in the long term.

As a company that operates globally, the adverse effects—global or localized—of the ongoing war between Russia and Ukraine, the conflicts in the Middle East and the economic sanctions and import or export controls imposed on the Russian government, could have a material adverse effect on our business, results of operations or financial condition.

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

As a widely held corporation, we do not have a controlling shareholder or a control group that hold rights that permanently ensure it the majority of votes in the resolutions of the general shareholders’ meeting or the power to elect the majority of the members of our board of directors. In the absence of a single, controlling shareholder or group of controlling shareholders, the minimum quorum required by law for the approval of certain matters may not be reached, which could adversely affect our business.

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

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States of America and other jurisdictions and are not as highly regulated or supervised as some other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may substantially limit the ability of holders of our common shares or ADSs to sell the common shares or the ADSs at the price and time desired. For additional information on the B3, see “Item 9. The Offer and Listing—C. Markets—Trading on the B3.”

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

A. History and Development of the Company

Overview

Embraer S.A. is a publicly held corporation duly incorporated under the laws of Brazil with an indefinite term of duration. Our principal executive office is located at Avenida Dra. Ruth Cardoso, No. 8,501, 30th floor (part), Eldorado Business Tower, Pinheiros, ZIP Code 05425-070, city of São Paulo, state of São Paulo, Brazil. Our telephone number is 55-11-3040-6874, and our internet address is ri.embraer.com.br.

Originally formed in 1969 by the Brazilian government, we became a publicly held corporation in 1989 and were privatized in 1994. In the privatization process, the Brazilian government created the golden share, a special class of shares to ensure that the Brazilian government has certain veto rights, in particular regarding military programs.

In 2000, we registered with the SEC and listed our American Depositary Receipts on the New York Stock Exchange. In 2006, we began a corporate restructuring process with the objective of simplifying our capital structure, which since then is comprised solely of common shares. Moreover, we joined a special listing segment of the B3 known as Novo Mercado, enhancing our corporate governance standards; and, since doing so, we have not had a controlling shareholder or controlling shareholder group.

In 2010, our shareholders approved a change of our corporate name from “Embraer – Empresa Brasileira de Aeronáutica S.A.” to “Embraer S.A.” In addition, our shareholders broadened our corporate object and the scope of our Defense & Security segment to allow this segment to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our bylaws were amended to reflect the addition of these activities to our corporate purposes.

In 2011 and 2012, we made acquisitions and entered into partnerships in the Defense & Security segment, including the acquisition of Atech and Bradar Indústria S.A., or Bradar (which was merged into Embraer in 2018), Savis Tecnologia e Sistemas S.A. (which was merged into Embraer in 2021) and Visiona Tecnologia Espacial S.A., or Visiona.

In 2020, through our subsidiary Embraer Defesa e Segurança Participações S.A., we acquired 61% of Tempest Serviços de Informática S.A., or Tempest Security Intelligence, and its subsidiaries, the largest cybersecurity company in Brazil. In 2024, Embraer Defesa e Segurança Participações S.A. indirectly acquired 100% of Tempest and its subsidiaries.

In 2021, we, through our subsidiary EVE, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, to further develop EVE’s comprehensive, practical and capital efficient UAM solutions. The objective of this solution is the design and production of eVTOL, service and support of such vehicle, fleet operations and UATM. The transaction closed on May 9, 2022 and Zanite changed its name to Eve Holding. Eve Holding’s shares were listed on the New York Stock Exchange on May 10, 2022.

In June 2023, we, through our subsidiary Embraer Aircraft Holding, Inc., or EAH, and Nidec Motor Corporation, one of the world’s leading comprehensive electric motor manufacturers, comprised by approximately 340 group companies all over the world, entered into an agreement, or the Framework Agreement, which establishes the terms and conditions for the formation of a new company named Nidec Aerospace, LLC, or Nidec. The objective of this partnership is the joint development and manufacture of electric propulsion systems for aeronautical usage, including for vertical take-off and landing vehicles, and for fixed-wing aircraft. The transaction closed on October 5, 2023.

Business Development

We have grown from a government-controlled company, originally established to develop and produce aircraft for the Brazilian Air Force, into a publicly held company that produces aircraft for commercial and executive aviation and for defense and security purposes and related services. As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our Defense & Security segment to further develop our Commercial Aviation segment.

Commercial Aviation

Our first regional aircraft was EMB-110 the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer-range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three aircraft, the, E190-E2 and E195-E2. The E190-E2 and the E195-E2 entered service in April of 2018 and September of 2019, respectively. Our Commercial Aviation segment accounted for 34.5%, 35.1% and 34.0% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. For more information, see “—B. Business Overview—Commercial Aviation Segment.”

Executive Aviation

We developed a line of executive jets throughout time, beginning with the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650. In 2005, we launched the Phenom 100, an entry-level jet, and the Phenom 300, a light jet. Later in 2006, the Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jets portfolio. Then, in 2008, we launched the Legacy 450 and Legacy 500, both medium cabin jets and in 2009, we presented the Legacy 650, a large executive jet that was positioned in our portfolio between the Legacy 500 and the Lineage 1000. The enhanced version of the Lineage, the Lineage 1000E, was introduced in 2013. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into service in October 2017 with a demonstration aircraft. In 2018, we introduced the Praetor 500 midsize and Praetor 600 super-midsize business jets, which entered into service in June and in December 2019, respectively. Also in 2019, we successfully implemented the sunset strategy of the Legacy 650 and Lineage 1000E. In 2020 we concentrated our business efforts on the renewed and highly competitive Phenom and Praetor product lines, sunsetting the Legacy 450 and 500 models. Finally, in 2023, we launched the Phenom 100EX, the latest evolution from the Phenom 100 series, which entered into service in early 2024. Our Executive Aviation segment accounted for 27.6%, 26.7% and 27.4% of our revenue for the years ended December 31, 2024, 2023, and 2022, respectively.

Defense & Security

In our Defense & Security segment, after the success of our first Bandeirante and Brasília aircraft, we entered the military aviation segment with various products for the Brazilian Armed Forces. The first of this group of products included the EMB-312 Tucano, a basic trainer, and the EMB-111 Bandeirulha, for maritime patrol, both of which have also been exported. During the 1980’s, Embraer and Aermacchi also jointly developed the AMX.

In the early 2000’s, we began the production of the newly developed A-29 Super Tucano, or Super Tucano. The Super Tucano is an advanced training aircraft that entered into service in 2004 and is still under production, with over 290 units sold to more than 20 countries as of December 31, 2024. Throughout the years, we have developed several other aircraft tailored to our costumers’ missions, in particular the KC-390 Millennium, the largest aircraft ever manufactured in Brazil. We also entered the radars and land systems market with the acquisition of Bradar in 2011, which was fully incorporated into Embraer in 2018. Bradar’s offerings include the SENTIR M20, SABER M60, and SABER M200 VIGILANTE radars, as well as new developments in this area of expertise.

Moreover, we have invested in various companies in the defense and security industry, expanding our portfolio to offer to our customers around the globe a broad line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions, ground radars, aircraft for transportation of authorities, tactical military transport, aerial refueling, basic and advanced training aircraft, satellites and cybersecurity solutions through our wholly owned subsidiary Atech. Through Atech, we have been producing complex systems for critical missions, in the area of command and control, communications, computer intelligence, cyber defense, air defense and air traffic control for defense, security and other civil applications. With a 51% equity interest in Visiona, we also operate in the satellite development, production and satellite- based services markets.

In 2018, Embraer formed the consortium Águas Azuis in partnership with Thyssenkrupp Marine Systems and our subsidiary, Atech. The consortium was selected in 2019 as the preferred supplier to build four new Tamandaré Class Frigates for the Brazilian Navy. In 2021, we further reinforced our defense portfolio by the merger of Savis Tecnologia e Sistemas S.A into the Company, a wholly owned subsidiary specialized in the development and integration of complex land systems. Savis’ offerings include the development, integration and implementation of the SISFRON Program.

As of the date of this annual report, in our view, we remain the leading supplier of defense aircraft to the Brazilian Air Force, based on the number of aircraft sold, and we have also sold aircraft to armed forces in the United States of America, Europe, Asia, Africa, and Latin America. Our Defense & Security segment accounted for 11.3%, 9.8% and 9.1% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Revenues from sales to the Brazilian government accounted for 23.0%, 23.8% and 42.5% of this segment’s revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Services & Support

Our Services & Support segment is focused on providing a complete portfolio of solutions for the operations of Embraer aircraft and products in the Commercial Aviation, Executive Aviation and Defense & Security segments. The portfolio comprises materials solutions, pay-by-hour programs, maintenance, aircraft modifications, training, integrated support, digital services, engineering services, among others. This operating segment also includes our subsidiary OGMA – Indústria Aeronáutica de Portugal S.A., or OGMA, which is an Embraer subsidiary based in Portugal that offers maintenance, repair and overhaul, or MRO, services, for civil and military aircraft and engines (manufactured by Embraer or by third parties), and Embraer CAE Training Services, which provides training services. Finally, this segment has a network of more than 80 owned and authorized service centers spread across the world, customer service centers dedicated to each market and a team of more than 4,000 employees responsible for supporting more than 4,750 Embraer aircraft, as well as other original manufacturer aircraft, engines and radars.

Our Services & Support segment accounted for 25.6%, 26.9% and 27.9% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Other Segments

Finally, our Other segments include various activities and deliveries not included in the foregoing segments. We provide parts for structural, fuel, mechanical and hydraulic systems to Sikorsky Aircraft Corporation, Helicopter Support Inc. and Liebherr Aerospace to support their aftermarket. We also manufacture spare parts, including landing gear, fuel system and fuel tanks, for Sikorsky’s S-92 and H-92 Helibus helicopters. In addition, we also have the Ipanema aircraft, a crop duster developed in the 1970s under the specifications of the Brazilian Ministry of Agriculture. Now in its seventh generation, all new Ipanema aircraft are delivered with engine powered by biofuel (Ethanol). As of December 31, 2024, we had delivered a total of 1,671 Ipanema aircraft, including 65 units delivered in 2024.

Additionally, we have invested in cybersecurity solutions through our subsidiary Embraer Defesa e Segurança Participações S.A., which, in 2020, acquired 61% of Tempest, the largest cybersecurity company in Brazil, and in 2024, we indirectly acquired the remaining 39% of the company.

Our Other segments accounted for 1.0%, 1.5% and 1.6% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. For additional information on our Other segments, see note 36.5 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

B. Business Overview

Overview

We are the leading manufacturer of jets with up to 150 seats in the world, based on the number of aircraft delivered over the last decade, holding a 29.1% market share in terms of accumulated deliveries since 2004, according to a Cirium Fleet Analyzer data report dated December 31, 2024. As a result, we have a franchise footprint represented by our global customer base. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have developed a customer-centric technology-driven portfolio of commercial aviation products and services that allows us to build long-term relationships with our clients in the commercial aviation, executive jets and defense and security markets. We grew from a government-controlled company that developed and produced products for the Brazilian Armed Forces to a publicly held company that produces aircraft for and provides related services to commercial and executive aviation, as well as for defense and security purposes. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship.

One of our main market opportunities lies in direct product replacement, particularly in regions where our products are well perceived, such as North America and Europe. Additionally, we believe there is significant potential in specific markets like India, Brazil, Turkey, and Saudi Arabia. For Commercial Aviation, this is driven by the development of regional aviation in these areas, along with the global growth of the sub-150 seat segment, as airlines adjust their fleets to better suit demand. For Executive Aviation, we, through our vision of delivering the ultimate experience in business aviation, serve the worldwide base of High Net Worth Individual or HNWI, corporate owners and flight department, charter and fractional operators. We also serve first-time buyers and additions and replacements markets.

For our Defense & Security segment, the demand is driven by the need to replace older tactical transport aircraft that are reaching retirement age.

In 2024, we generated revenue of US$6.4 billion, of which 94.7% was U.S. dollar denominated. Of our aggregate revenue in 2024:

•

34.5% of such revenue originated from our Commercial Aviation segment, 25.6% from our Services & Support segment, 27.6% from our Executive Aviation segment, 11.3% from our Defense & Security segment and 1.0% was from our Other segments; and

•

59.1% of such revenue originated from clients in North America, followed by clients in Europe with 22.5%, Brazil with 8.3%, the Asia-Pacific region with 4.0%, Latin America (except Brazil) with 4.2% and other regions with 1.9%.

In 2023, we generated revenue of US$5.3 billion, of which 93.5% was U.S. dollar denominated. Of our revenue in 2023:

•

35.1% was from our Commercial Aviation segment, 26.9% was from Services & Support segment, 26.7% was from our Executive Aviation segment, 9.8% was from our Defense & Security segment and 1.5% was from our Other segments, and

•

62.3% of our revenue was from clients in North America, followed by clients in Europe with 21.5%, Brazil with 8.6%, Asia Pacific with 3.9%, Latin America (except Brazil) with 1.9% and other regions with 1.9%.

As of December 31, 2024, 2023, and 2022, we had a total firm order backlog of US$26.3 billion, US$18.7 billion and US$17.5 billion, respectively.

We continue our long-term strategy of focusing on consistent execution of our strategic business plan and efficiency programs with lean concepts, seeking partnership opportunities to drive growth, investing in innovation as a primary source of future growth and further developing our ESG program that reinforces our commitment towards:

(i)

Carbon reduction: we achieved carbon neutral growth starting in 2022 and seek to reach carbon neutrality in our operations by 2040, use 100% renewable electricity by 2030 and produce products to support zero emissions aviation by 2050;

(ii)

Social responsibility: we expect to reach 50% of diversity hiring in our entry level programs and 20% of women in senior leadership positions by December 31, 2025. We also aim to maintain the enrollment of more than 80% of students in Embraer-funded schools into public universities or private universities with full-tuition scholarships by December 31, 2025;

In 2024, we achieved 53% diversity hiring in our entry-level programs and saw 80% of students from Embraer-funded schools gain admission to public universities or private universities with full-tuition scholarships. We hope to maintain these achievements in 2025.

(iii)	Corporate governance standards: we aim to maintain the highest international governance standards and robust ethics and compliance programs.

Our Strengths

We believe that our primary strengths are as follows.

Aircraft design and technology; cost and operating efficiency

We conceive, develop and manufacture clean sheet design aircraft with cutting edge technology to help our customers reduce their operating, maintenance and training costs because of the efficient design of our parts. Within a jet family the parts share similar technology and features that reduce our design, development and production costs and allow us to offer competitive prices to our customers with high quality standards. For example, the Praetor 500 and Praetor 600 jets have similar characteristics and technologies that enhance our value proposition for the midsize and super-midsize business segments. We constantly monitor trends and behaviors in the aviation industry, to adapt our products to the constantly changing environment we are inserted in.

Our investments in innovative technologies, such as automation design, enable us to increase operational efficiency by reducing engineering and production costs, and lowering customers’ maintenance costs. For instance, our subsidiary EVE, which is a leading developer of next-generation UAM solutions, is developing a comprehensive UAM solution that includes the design and production of eVTOLs, a portfolio of maintenance and support services focused on our and third-party eVTOLs, and a new urban air traffic management system designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. We have also invested in cybersecurity solutions by acquiring Tempest in 2020 and using Beacon, which is an innovative platform designed to connect the aviation maintenance system.

Leading commercial aircraft manufacturer with a large customer base and a global footprint

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

Strategic risk-sharing partners

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

Experienced and skilled workforce

Our over 20,000 employees are experienced and highly skilled. As of December 31, 2024, engineers comprised approximately one-fifth of our workforce. We believe that our employees’ high skill and knowledge levels and our continuous training and incentive programs allow us to efficiently pursue new programs and offer high technical expertise and guidance to our customers.

ESG standards

ESG has long been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. We embed our business strategy with social responsibility and environmental impact in everything we do, from our processes and facilities to product development and our supply chain. We work across all our key stakeholder audiences to develop sound strategies, define indicators, and establish targets that are integrated into our corporate sustainability plan. Certain parts of our long-term ESG commitments are: (i) achieve carbon neutrality in operations by 2040, through the acquisition of electricity 100% from renewable sources, the increasing use of sustainable aviation fuel (SAF) and the compensation of residual emissions that are not reduced through efficiency projects, alternative energy available or new technologies, (ii) develop sustainable disruptive products, services and technologies, including electrification, hybrids, biofuels, including SAF and other innovative alternative energies; (iii) launch “eVTOL” aircraft with zero emission by 2027; and (iv) leverage diversity in the hiring of entry-level programs, in leadership positions and in the aeronautical specialization program maintained by us.

Skilled defense engineering and market-leading products in our Defense & Security segment

From inception through December 31, 2024, we had sold more than 1,400 defense aircraft, including government transport aircraft, to more than 60 armed forces and operators worldwide. The A-29 Super Tucano and the KC-390 Millennium are the main products of our Defense & Security segment. The A-29 Super Tucano is the most sold aircraft in its class, according to our internal analysis, and we believe its success is due to it being a rugged and reliable turboprop platform with a high-precision-class payloads delivery system. The KC-390 Millennium, in turn, is a multi-role military transport aircraft developed to become a market leader in its category. It has several capabilities and may be used for a variety of missions, such as firefighting and aerial refueling (through the KC-390 Millennium variant). The KC-390 Millennium provides flexibility, strength, mobility, easy maintenance and the latest technology. Our workforce is highly capable of understanding our customers’ operational needs and their requirements regarding our defense products and services portfolio. We believe our team offers capable, flexible and low lifecycle cost products with global applications to our customers. We also believe that we have a strong ability to engage with several stakeholders in partnerships, enabling the development of state-of-the-art defense and space solutions within reduced time cycles.

Visible and well-diversified customer base

We sell our aircraft and provide services in North America, Europe, Brazil, Asia Pacific, Latin America and other regions. We also have diversified business segments with flexibility to shift overall focus according to demand. Our revenue generation is spread among those business segments, with increasing expansion of recurring services revenue, and does not present concentration risks. As of December 31, 2024, 38.7% of our firm orders was from our Commercial Aviation segment, 28.0% was from our Executive Aviation segment, 15.9% was from our Defense & Security segment and 17.5% was from our Services & Support segment.

Liquidity position and debt maturity profile

We have implemented and executed cash management policies and procedures to enhance our liquidity and our ability to efficiently manage our liabilities and debt maturities. Our debt profile is focused on long-term unsecured debt, with 21.4% of our debt being secured as of December 31, 2024. Our steady cash generation allied with higher aircraft deliveries, cost reduction and efficiency measures improved our cash position in 2024, with cash and cash equivalents, and financial investments totaling US$2.6 billion and a revolving credit facility available in the amount of US$1.0 billion, in each case as of December 31, 2024. As a result of our efforts and achievements in the area, we have been rated investment grade by Standard & Poor’s as of February 2024, by Fitch as of September 2024 (both assigning a rating of BBB- with a stable outlook to Embraer) and by Moody’s as of December 2024 (which assigned a rating of Baa3 with a stable outlook).

Business Strategies

With a view to further grow our business and increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. Below are certain key elements of our business strategy.

Focus on marketing of our commercial aircraft

We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2024, there were approximately 350 units in the ERJ jet family in operation, which is a series of twin-engine jet-powered regional jets; approximately 1,400 units in the EMBRAER 170/190 jet family; and approximately 113 units in the E-Jets E2 jet family, which are medium-range jet airliners, in active service, according to a Cirium report dated December 31, 2024. For more information, see “—Commercial Aviation Segment—Products.” We believe there are market opportunities for the EMBRAER 170/190 jet family and for the E-Jets E2 generation, especially for airlines seeking to expand their fleet in the mid-density segment and substitute aging aircraft in the below-150 seat category. Additionally, commercial jets will have opportunities with mainline and low-cost carriers that are right sizing their fleets to adjust capacity and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.

Maintain our market leadership for commercial jets with up to 150 seats

Our new generation of commercial aircraft, the E-Jet E2 jet family, reinforces our commitment to maintain our market leadership in the segment of commercial jets up to 150 seats. Our commercial aircraft have state-of-the-art engines, aerodynamically advanced wings, full fly-by-wire flight controls and improvements to other systems that increase efficiency by reducing fuel consumption, maintenance costs, emissions and external noise significantly.

Develop innovative and sustainable solutions

To advance the future of regional air mobility while aligning with industry-wide sustainability goals, we introduced the Energia jet family. Targeted at the nine- to 50-seat market, this initiative enables us to study, explore, and potentially commercialize cutting-edge technologies that will shape the industry’s future through innovative designs and new propulsion systems. It also facilitates discussions around airport infrastructure, passenger convenience, and opportunities for seamless travel experiences. Moreover, we have invested in EVE, which is a leading developer of next-generation UAM solutions. EVE is developing a comprehensive UAM solution that includes the design and production of eVTOLs, a portfolio of maintenance and support services focused on our and third-party eVTOLs, and a new UATM system designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones.

Comprehensive well-positioned portfolio in the executive aviation market.

We have streamlined our portfolio to feature four clean sheet aircraft designs in the small and medium cabin jet classes. The Phenom 100EX is an entry-level jet, the Phenom 300E, a light jet, the Praetor 500, a midsize jet, and the Praetor 600, a super-midsize jet. We believe that this revamped portfolio is industry-leading in performance, comfort and technology. We are committed to understanding and responding to market and customer needs and to continuously improving our product and customer support for our executive jets. For over a decade, we have introduced disruptive clean sheet design aircraft to the market. In 2024, the Phenom 300E was the most delivered light jet for the thirteenth consecutive year and the most delivered twinjet in the whole executive jets industry for the fifth consecutive year, according to the General Aviation Manufacturers Association, or GAMA.

Provide complete and integrated solutions to the customers of our Defense & Security segment

In our Defense & Security segment, we offer a broad range of solutions covering air, land, sea, space and cybersecurity environments. Our portfolio of solutions includes tactical transport aircraft, advanced training aircraft, radars, air traffic management systems, satellites. We are constantly evaluating, developing and efficiently integrating new opportunities to meet our customers’ needs.

Continue to pursue niche market opportunities in the defense and security market

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

Expand our international sales, while continuing our partnership with the Brazilian Armed Forces in our Defense & Security segment

Historically, the Brazilian Armed Forces have been our key partner in the development and acquisition of aircraft and land systems. Since our foundation in 1969, we have developed state-of-art engineering, operations capability and supply chain management expertise at a level that allows us to not only continue addressing the needs of our Brazilian customers, but also of international customers, providing them with tailored solutions. We are fully committed to continue expanding our international sales, while consolidating our position as a key partner of the Brazilian Armed Forces.

Maintain our focus on customer experience

We believe that focusing on customer experience is fundamental to our entrepreneurial success and business strategy. Our philosophy is to offer and deliver a comprehensive portfolio of services and support solutions to all customers ensuring best product availability with competitive operational costs. Our high-quality customer service and support is key to our success, as it allows us to maintain long-term relationships with our customers and increase the competitiveness of our products. As the number of our aircraft in operation continues to grow and our business expands, we have increased our commitment to provide quality after-sale support, including technical assistance, training, maintenance, spare parts, product modifications and other related services.

Maintain and reinforce operational excellence

We are committed to elevating service levels and operational excellence, ensuring continuous effort to exceed customer expectations and with high quality standards. We focus on three main initiatives to exceed customer expectation: (i) fleet expansion to optimize existing resources; (ii) guaranteeing spare parts availability and optimizing inventory turnover to strategically minimize downtime and enhance cost-effectiveness; and (iii) footprint synergy to optimize resources and operations across different locations, fostering collaboration, and improving overall efficiency. We have also started using artificial intelligence tools to enhance the customer experience within our Services & Support segment. We believe artificial intelligence tools help improve our ability to gather and analyze data, identify patterns and trends, anticipate maintenance needs and optimize material logistics. We believe that combining artificial intelligence tools, coupled logistics and data, will help us developed tailored solutions to meet the requirements of our customers’ operations.

Continuously foster the growth of our Services & Support segment

Growth is a strategic imperative for our Services & Support segment, and we are committed to several initiatives to foster growth such as increasing of our services backlog, ensuring a robust pipeline that supports sustained expansion, strengthening our presence in both organic and agnostic markets, and considering diverse opportunities that align with our core competencies, such as the expansion of our maintenance capacity through the extension of our MRO service centers in the United States of America in 2024. Also, we are always seeking to develop innovative and competitive solutions, leveraging technology to enhance efficiency and meet the evolving needs of our stakeholders and providing unique value to our clients.

Motivate our employees and improve our production processes and managerial practices

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

Commercial Aviation Segment

Overview

We design, develop and manufacture a variety of commercial aircraft. See “Item 4. Information on the Company—A. History and Development of the Company—Business Development—Commercial Aviation.” Our Commercial Aviation segment accounted for 34.5%, 35.1% and 34.0% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, our firm orders in backlog for our commercial aviation aircraft totaled US$10.2 billion as compared to US$8.8 billion as of December 31, 2023.

Products

ERJ Jet Family

Beginning in 1996, we developed the ERJ family, our 37-50-passenger twin jet-powered regional jet, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 jet family, the ERJ was our most important product, achieving great results and being responsible for consolidating our presence in the United States of America regional market. As of December 31, 2024, 350 ERJ aircraft remained in service around the world, according to Cirium Fleet Analyzer data as of December 31, 2024.

EMBRAER 170/190 Jet Family

The EMBRAER 170/190 jet family provides our customers four aircraft models in the regional passenger jet range, and is comprised of four models: the EMBRAER 170, the EMBRAER 175, the EMBRAER 190 and the EMBRAER 195.

The EMBRAER 170 is a 66-78 seat jet and the EMBRAER 175 is a 70-90 seat jet, while the EMBRAER 190 is a 98-114 seat jet and the EMBRAER 195 is a 100-124 seat jet. The EMBRAER 170 was certified by ANAC, the FAA, the Joint Aviation Authority of Europe (the former advisory organization that made certification recommendations to non-European Union national authorities), or the JAA, and the EASA in February 2004, and deliveries of the EMBRAER 170 began in March 2004. The EMBRAER 175 was certified by ANAC in December 2004, by the EASA in January 2005 and by the FAA in August 2006. The EMBRAER 190 was certified by ANAC in August 2005, by the FAA in September 2005 and by the EASA in June 2006. The EMBRAER 195 was certified by ANAC in June 2006, by the EASA in July 2006 and by the FAA in June 2007.

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

The EMBRAER 170/190 jet family’s principal features are:

•

Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach 0.82. The EMBRAER 170 and the EMBRAER 175 with all passengers on board have maximum ranges of 1,800 and 1,750 nautical miles, respectively, and each is available in the advanced-range version, with maximum ranges of 2,150 and 2,250 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 with all passengers on board have maximum ranges of 1,850 and 1,600 nautical miles, respectively, and each is available in the advanced-range version with maximum ranges of 2,450 and 2,300 nautical miles, respectively.

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

Set forth below are recent orders that we received for our EMBRAER 170/190 jets:

•	In July 2022, we announced that we had received a firm order from Alaska Air Group for eight additional E175 jets.

•	In December 2022, we delivered three new E190 aircraft to CIAF Leasing, a company headquartered in Cairo, Egypt.

•	In June 2023, American Airlines signed a firm order with Embraer for seven new E175s. American Airlines thereafter ordered more four new E175s in October 2023 and two new E175s in December 2023.

•	In September 2023, Nigeria-based Air Peace, West Africa’s largest airline, signed a firm order for five E175 aircraft.

•	In October 2023, SkyWest ordered 19 new E175 jets for operation by United Airlines under a capacity purchase agreement.

•

In March, 2024, American Airlines placed a firm order with Embraer for 90 E175s, with purchase rights for 43 additional jets. The aircraft will be delivered with 76 seats in American Airlines’ standard dual-class configuration. The firm orders were included in our backlog of the first quarter of 2024.

As of December 31, 2024, the EMBRAER 170/190 jet family had 164 orders in backlog, while a total of 1,710 aircraft in this family have already been delivered to customers worldwide, according to Cirium Fleet Analyzer as of December 31, 2024.

E-Jets E2 Jet Family

In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three aircraft, the E175-E2, E190-E2, and E195-E2. The E190-E2 and E195-E2 entered service in April of 2018 and September of 2019, respectively.

The launch of the E-Jets E2 jet family advances our vision of offering leading-edge commercial aircraft with a capacity for 70 to 150 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of an updated platform and commonality with the EMBRAER 170/190 jet family. We have continually invested in the E-Jets program, so that our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal.

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

In 2018, we received a type certificate (certificação de tipo) from ANAC, the FAA and EASA for the E190-E2, the first member of the E-Jets E2 family of commercial aircraft, being the first time that an aircraft program with the level of complexity of the E2 received a type certificate from three major worldwide certification authorities simultaneously. In that same year, we delivered the first aircraft E190-E2 aircraft to Widerøe, the largest regional airline of Scandinavia.

In 2019, the E195-E2 received simultaneous approval and was certified by ANAC, the FAA and EASA, and we delivered the first E195-E2, the largest of the three members of the E-Jets E2 family of commercial aircraft, which made its inaugural flight in that same year. The recipients were AerCap, the world’s largest aircraft leasing company, and Azul, which is the global launch operator for the E195-E2. On December 12, 2019, the Embraer E175-E2 made its inaugural flight from our facility in São José dos Campos. This aircraft has a relevant market potential, being the most efficient and comfortable commercial aircraft in the market for the 76-seat category, whether to substitute the EMBRAER 175 or to enhance the regional air mobility through new markets. However, on February 25, 2025, we announced an additional four-year pause on the development of the E175-E2 jet, in addition to the previous pause disclosed on February 18, 2022, mostly because U.S. mainlines’ scope clauses are not expected to change at least until 2027. We constantly monitor discussions between airlines and the pilot unions regarding the maximum take-off weight (MTOW) limitation for aircraft with up to 76 seats. We intend to keep offering the EMBRAER 175 with all the improvements made to the platform throughout the years of operation and feedback of our customers.

In 2022, we announced the launch of the E190F and E195F Passenger to Freight Conversions (P2F), designed to meet the changing demands of e-commerce and modern trade that require fast deliveries and decentralized operations. The full freighter conversion is available for all pre-owned E190 and E195 aircraft, and its entry into service occurred in 2024. In 2022, the Embraer E190-E2 was granted the Type Certificate by the Civil Aviation Administration of China (CAAC). On August 10, 2023, the E195-E2 was granted this same certification.

In July 2022, during the Farnborough Airshow, Porter Airlines placed a firm order for 20 Embraer E195-E2 passenger jets, adding to their existing 30 firm orders.

In October 2022, SalamAir signed a firm order with us for six E195-E2

On December 15, 2022, the Embraer E195-E2 and E190-E2 were granted the Type Certification from Transport Canada Civil Aviation (TCCA), following certification from ANAC, the FAA (United States of America), and EASA (Europe) in 2019 and 2018 respectively.

In December 2022, the first five of 50 Embraer E195-E2 ordered by Canadian company Porter Airlines were delivered. Porter was the North America entry customer for Embraer’s E195-E2 and opened up operations in the region. In November 2023, Porter added 25 Embraer E195-E2 to its order, increasing the order to a total of 75 Embraer E195-E2.

In December 2022, the Spanish carrier Binter, which is an award-winning airline from the Canary Islands, placed a firm order for five E195-E2s. Binter then placed an additional order for six Embraer E195-E2 aircraft in June 2023.

In January 2023, we announced that we had received an order for 15 E195-E2s from an undisclosed customer.

In May 2023, Malaysia’s SKS Airways selected the Embraer E195-E2 for use. In addition, we and commercial aviation lessor Azorra announced a new eight-aircraft deal with Royal Jordanian Airlines, which agreement introduced both the E190-E2 and E195-E2 to the airline’s fleet.

In October 2023, the Luxembourg-based carrier Luxair ordered four E195-E2s, including two purchase options and three purchase rights for additional E2 jets.

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

Also in November 2023, the Embraer E190-E2 and E195-E2 was granted a type certification from the Civil Aviation Authority of Singapore (CAAS). Scoot, a low-cost subsidiary of Singapore Airlines, began to operate the E190-E2 in 2024.

In May 2024, LOT Polish Airlines announced a lease of three new E195-E2s from Azorra. The airline will configure the E195-E2s, each of which seats a maximum of 146 passengers, in a comfortable single class layout with 136 seats. All aircraft deliveries were completed in 2024.

In June 2024, Mexicana de Aviación, Mexico’s state-owned carrier, ordered 20 E-Jets E2 aircraft—10 E190-E2 jets and 10 E195-E2 jets, which we will begin to deliver in the second quarter of 2025. Mexicana, the first E-Jets E2 operator in Mexico, will configure the E190-E2 with 108 seats and the E195-E2 with 132 seats—both in a single class layout.

In August 2024, Virgin Australia placed a firm order with Embraer for eight E190-E2 small narrowbody aircraft, as part of its fleet renewal plan. Deliveries are scheduled to begin in the second half of 2025.

In December 2024, Luxembourg carrier Luxair signed a firm order for an additional two E195-E2s. In exercising the two options secured in their 2023 firm order for four E195-E2 aircraft, Luxair completed the total of six E195-E2s on order. The first aircraft delivered from the first order, which was placed in 2023, is expected to fly in early 2026, and the new order secured additional delivery slots in 2027.

As of December 31, 2024, our E-Jets E2 jet family had 179 orders in backlog, and 155 aircraft had already been delivered to customers worldwide. The main operators of these jets include airlines in various regions, such as Azul (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Scoot (Asia Pacific), Air Peace (Africa), Royal Jordanian (Middle East) and Porter (North America).

Customers

We have a diverse, global customer base, and our major operators for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2024, our largest E-Jet customers by number of aircraft in service were SkyWest, Republic, American Airlines, KLM, Mesa, Azul, Tianjn, LOT Polish, Horizon Air and Porter. In addition, as of December 31, 2024, 90.9% of our firm orders in backlog for the current EMBRAER 170/190 jet family are from the airlines Republic Airlines, Skywest and American Airlines. Moreover, as of December 31, 2024, our E-Jets E2 family backlog mainly comprises orders from the companies Azul, Porter, Azorra Mexicana and AerCap, which represented 78.8% of our E-Jets E2 family orders.

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

Sales and Marketing

Our current marketing strategy is based upon our assessments of the worldwide commercial airline market and of the needs of our customers. We actively market our aircraft to international airlines and regional affiliates of major global airlines through our regional offices in the United States of America, Europe and Asia. Our success depends, to a significant extent, on our ability to identify our customers’ needs, including needs for customer service and product support, and to fill those needs in a timely and efficient manner while maintaining the high quality of our products. Our market and airline analysts focus on the long-term trends of the market, competitive analysis, product-enhancement planning, and airline analysis. In terms of direct marketing to our customers, we rely on relationship development, social media, and professional network. As a way to keep our customers informed and enhance awareness and brand recognition, we participate at air shows and events, webinars and other forums. Besides São José dos Campos in Brazil, we have regional sales offices in Amsterdam, the Netherlands; Fort Lauderdale, Florida, United States of America; Beijing, China; and Singapore.

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

Competition

We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing, and other resources than we do. We currently face the strongest competition from the following aircraft:

•	A220, former CSeries, 110 to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;

•	C909, a 90-seat regional jet produced by the Commercial Aircraft Corporation of China, or COMAC;

•	SSJ100, a 103-seat regional jet produced by JSC Yakovlev Corporation, a branch of United Aircraft Corporation;

•	SpaceJet (former MRJ), a 76 to 88-seat jet which was under development by Mitsubishi Aircraft Corporation, but had its development suspended in 2020 and officially cancelled in 2023;

•	CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, formerly produced by Bombardier, acquired by Mitsubishi Heavy Industries (MHI);

•	Dash 8-400 (former Q-400) a 72-seat turboprop program from Bombardier acquired by Havilland Canada which belongs to Viking Air; and

•	ATR-72, a 68-seat turboprop produced by ATR Aircraft.

We are the leading manufacturer in the market for jets up to 150 seats in the world, with a 29.1% market share in terms of accumulated deliveries since 2004, according to a Cirium Fleet Analyzer data report dated December 31, 2024.

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

Executive Aviation Segment

Overview

We design, develop, and manufacture a variety of executive jets within our Executive Aviation segment. Our current portfolio of executive jets comprises the entry-level Phenom 100 EX, the light Phenom 300E, the midsize Praetor 500, and the super-midsize Praetor 600.

We market our executive jets to companies, including fractional ownership companies, corporate flight departments, charter and air-taxi companies, high-net-worth individuals, and flight academies, including independent, commercial airline, and military flight academies. Our Executive Aviation segment accounted for 27.6%, 26.7% and 27.4% of our revenue for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, our firm orders in backlog for our executive jets totaled US$7.4 billion, as compared to US$4.3 billion on December 31, 2023.

In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries up to eight people, received ANAC and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to eleven people and has a larger fuselage, wingspan, and longer range than the Phenom 100. It received ANAC and FAA certification and entered service one year after the Phenom 100. Since the inception of the Phenom 100 through the end of 2024, we delivered 416 Phenom 100 aircraft and 834 Phenom 300 jets. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively.

In 2020, we introduced the new Phenom 300E, featuring enhancements in performance, comfort, and onboard technology. The new Phenom 300E is currently the only in-production single-pilot jet to reach Mach 0.80, offering a quieter cabin and upgrades to its avionics suite. These features include predictive windshear and a runway overrun awareness and alerting system, which are our exclusive intellectual property and the first technology of its kind to be developed and certified in business aviation. The model was granted certification by ANAC, EASA, and the FAA.

In August 2020, we announced the Phenom 300MED, a unique medical evacuation, or MEDEVAC, transportation solution suitable to the Phenom 300 model series, which is also available for retrofit, through a partnership with the companies umlaut and Aerolite AG (Aerolite). Embraer and umlaut jointly developed a new supplemental type certificate (STC) utilizing Aerolite equipment in 2021 and 2022. Certified in January 2023, the STC is available for national aviation agencies such as the EASA (Europe), the FAA (United States of America) and the ANAC (Brazil). Designed as an ideal solution for both civil and government applications, the MEDEVAC solution will be installed exclusively by Embraer’s award-winning Services & Support organization, ensuring the highest quality, reliability, and service experience direct from the manufacturer.

In October 2023, we launched the Phenom 100EX, the newest generation of the Phenom 100 series, with improvements focused on experience for both users and pilots. The Phenom 100EX combines enhanced comfort, operational versatility, and single-pilot-friendly technology. The aircraft features a complete airstair, large entrance door, and an accessible baggage compartment. It offers the tallest and widest cross section in its class combined with extra-large windows. The cockpit is wider with further pilot legroom provided by extended seat tracking, an open-concept cockpit for easier communication with the cabin, and enhanced safety as the first in its class to offer a Runway Overrun Awareness and Alerting System (ROAAS). Additional avionics improvements, as part of the Prodigy Touch, based on the Garmin 3000, include FlightStream 510, stabilized approach, predictive windshear, automatic 3D volumetric scanning with lightning, hail prediction and more.

In April 2008, we formally launched two new programs in the medium cabin category, the medium-cabin jet Legacy 450, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the super midsize jet Legacy 500, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 500 was certified by ANAC and the FAA in 2014, the same year that it entered service. The Legacy 450 was certified by ANAC and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of the Legacy 450’s range to 2,900 nautical miles, and it entered service in December. In November 2017, we introduced the 5,800-foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. Both the Legacy 450 and 500 had their final deliveries to customers in 2020 and were rebranded as Praetors.

In October 2018, we launched the new Praetor 500 and Praetor 600, the most disruptive and technologically advanced midsize and super-midsize jets, respectively, introducing unprecedented range into their categories. The Praetor 600 is the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 is the fastest midsize aircraft, capable of reaching Europe from the west coast of the US with a single stop. The Praetor 500 is the successor of the Legacy 450 in the midsize class as the Praetor 600 is for the Legacy 500 in the super midsize class. The Praetor 600 was certified and entered service in April 2019 and in June 2019, respectively, while Praetor 500 was certified and entered service in August 2019 and in December 2019, respectively.

In 2020, we announced a series of breakthrough cabin enhancements for the Praetor 500 and Praetor 600. In addition to the lowest cabin internal atmospheric pressure in the class (equivalent to an altitude of 5,800 feet) and 100% fresh air capability, HEPA filter is a standard feature on all Praetor aircraft as well as an electric lavatory pocket door that enables the emergency exit to be moved away from the main cabin. In 2020, we announced the completion of the first European conversion of a Legacy 450 to a Praetor 500. As of December 31, 2024, we delivered 148 Praetor 500 units, including 17 Legacy 450 and 41 conversions from Legacy 450 to Praetor 500, and delivered 197 Praetor 600 units, including 80 Legacy 500. In May 2023, we logged 250 options orders of Praetor 500, worth US$5 billion, for NetJets, one of the largest fractional operators in the world.

As of December 31, 2024, we had delivered over 1,900 executive jets to more than 1,080 customers across 70 countries, with a backlog exceeding 480 aircraft.

Competition

Phenom 100EV and Phenom 300E competitors in the entry-level and light jet categories include Textron, Honda and Pilatus. In the midsize class, the Preator 500 competes with aircraft produced by Textron, while, in the super-midsize class, the Praetor 600 competes with Textron, Gulfstream and Bombardier aircraft.

Continuing Internationalization

In October 2014, we announced an expansion to our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, which more than doubled the size of our campus at the Melbourne International Airport. Since then, we have continued to expand our complex footprint, with delivery centers, assembly hangars, and paint and flight preparation facilities. As of December 31, 2024, our Melbourne campus had a constructed area of approximately 500,000 square feet.

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

As of December 31, 2024, we had sold more than 1,400 defense aircraft, including government transport models, to over 60 armed forces and operators worldwide. We are also the leading supplier of defense aircraft to the Brazilian Air Force, measured by the total number of aircraft in its fleet. The Defense & Security segment contributed to 11.3%, 9.8% and 9.1% of our revenue for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, our firm orders backlog for this segment stood at US$4.2 billion, up from US$2.5 billion at the end of 2023.

Products

Military Transport – KC-390 Millennium

The KC-390 Millennium is a multi-mission military transport aircraft developed to set higher standards in its class. The KC-390 Millennium is efficient for cargo and troop transport, aerial resupply and humanitarian missions, among other uses, as well as for uses in adverse situations, evacuations, firefighting and aerial refueling (through the KC-390 Millennium variant—the “K” denoting that the aircraft has aerial refueling capabilities). Designed with modern engineering solutions, this aircraft is an innovation in military transport aviation and features flexibility, strength, mobility, easy maintenance and advanced technology.

As of December 31, 2024, the KC-390 Millennium fleet had accomplished approximately 16,000 flight hours, with a mission capability rate of 93% and mission completion rates above 99%. Moreover, the KC-390 Millennium was the tactical transport choice solution for ten countries: Brazil, Portugal, Hungary, the Netherlands, Austria, the Czech Republic, South Korea, Sweden, Slovakia and an undisclosed nation, as follows:

•

Brazil—Between 2019 and 2024, we delivered seven KC-390 Millennium multi-mission transport aircraft to the Brazilian Air Force. During the COVID-19 pandemic, the Brazilian Air Force operated the KC-390 in logistics transport operations, carrying essential supplies to combat the pandemic in Brazil. The latest delivery was the seventh aircraft, delivered to the Brazilian Air Force in September of 2024.

•

Portugal—In 2019, the Portuguese government signed the first export contract of KC-390 Millennium aircraft, including the acquisition of five aircraft and one flight simulator, together with a 12-year contract of services to support the fleet, which will be used for military transport. In 2023, the Portuguese Air Force received its first aircraft, which is the first KC-390 with NATO configuration. The second aircraft was delivered on June 2024. This aircraft has presented reliability and availability levels similar to those observed in the Brazilian fleet, with very high productivity.

•

Hungary—In November 2020, we entered into an export agreement with the Hungarian government for the acquisition of two KC-390 Millennium, i.e., variants with the capacity to carry out in-flight refueling missions. The Hungarian fleet is also the first to be equipped with an intensive care unit. The first aircraft was delivered to the Hungarian Air Force in September 2024.

•

South Korea—In December 2023, the C-390 Millennium won the public bidding process for the South Korean Large Transport Aircraft II program, which will supply new military aircraft to the Republic of Korea Air Force. South Korea is the first customer of the C-390 Millennium in Asia.

•

Netherlands—In June 2022, the Ministry of Defense of the Netherlands announced the decision to acquire five KC-390 Millennium aircraft to substitute its fleet of C-130H Hercules. This decision culminated in a joint order by the Dutch and Austrian governments to acquire nine KC-390 Millennium aircraft during a ceremony at the Farnborough Airshow in 2024—five of which would be delivered to the Royal Netherlands Air Force.

•

Austria—In September 2023, the Austrian government decided to select the KC-390 Millennium as their new multi-mission platform. In July 2024, as part of the “Replacement of Tactical Airlift Capacity” project, the Austrian government made a joint purchase with the Dutch government of nine KC-390 Millennium, four aircraft of which would be delivered to the Austrian Air Force.

•

Czech Republic—In October 2023, the Czech Republic also selected the KC-390 Millennium as their new multi-mission platform and began the contract negotiation phase. This culminated in an October 2024 order for two KC-390 Millennium aircraft, which will be able to perform a wide range of missions, such as tactical transport of troops, vehicles, and equipment, medical evacuation, firefighting, disaster management, humanitarian support, and air-to-air refueling.

•

Sweden— In November 2024, the Swedish Ministry of Defense announced the selection of the Embraer KC-390 Millennium as Sweden’s new tactical transport aircraft. This strategic decision from another NATO member country marks the first acquisition of the KC-390 Millennium in Northern Europe, underscoring Sweden’s commitment to enhancing its defense capabilities with state-of-the-art aircraft.

•

Slovakia— In December 2024, the Slovak Minister of Defense acknowledged that the Embraer KC-390 Millennium is the option that better fits Slovakia’s future military transport requirements. The Slovak Ministry of Defense is expected to start formal steps toward the purchase of three KC-390s in 2025.

•

Undisclosed Nation—In December 2024, we signed a contract with an undisclosed customer for the sale of two C-390 Millennium multi-mission aircraft. The contract also includes a comprehensive training and support package as well as the supply of spare parts. The aircraft will be specially configured to meet customers’ requirements, which include tactical transport of troops and vehicles, humanitarian aid, disaster management and medical evacuation.

In February 2024, our Defense & Security segment announced that we had signed a memorandum of understanding (MoU) with Mahindra Defense Systems, a subsidiary of Mahindra, with the objective of jointly fulfilling the acquisition of the KC-390 Millennium multi-mission aircraft by the Indian Air Force in its upcoming Medium Transport Aircraft (MTA) procurement project. The MoU was signed at the Embassy of Brazil in New Delhi. We and Mahindra have since engaged with the Indian government and Air Force to identify the next steps of the MTA program, as well as contact the local aerospace industry in India to start developing the industrialization plan for the project.

In December 2024, we signed an agreement with the Brazilian Air Force to deepen collaborative studies aimed at expanding the capabilities of the KC-390 Millennium platform for Intelligence, Surveillance and Reconnaissance (ISR) missions, with a focus on Maritime Patrol. Thanks to its versatility, ruggedness, state-of-the-art communications, and self-protection systems, we believe that this aircraft has great potential to meet and exceed the operational requirements not only the Brazilian Air Force, but also of customers worldwide.

Close Air Support and Advanced Training – A-29 Super Tucano

The A-29 Super Tucano is an aircraft equipped for close air support and counter-insurgency scenarios, containing integrated sensors, datalink, cockpit protection and multiple payload configurations. The A-29 Super Tucano is the best-selling aircraft in its class, according to our internal analysis, and we believe its success is due to it being a rugged and reliable turboprop platform with a high-precision-class payloads delivery system. The A-29 Super Tucano is also a full-fledged tactical trainer due to its handling features, low operational cost, and state-of-the-art avionics systems.

We have been acting as a subcontractor for the U.S. government and have delivered through the Sierra Nevada Corporation, or the SNC, a U.S. government contractor, 47 A-29 Super Tucanos to different countries as of December 31, 2024. In 2021, we delivered nine aircraft to SNC, three of them for the AFSOC (Air Force Special Operations Command) Program of the United States of America Air Force, and six through the U.S. Foreign Military Sales program to the Nigeria Air Force Program. In addition, through our Gavião Peixoto unit, we delivered five more aircraft to an undisclosed customer, together with advanced training systems, mission planning and debriefing stations, optional equipment and logistics package.

In 2023, we announced the launch of the A-29N Super Tucano. This variant incorporates advanced avionics, NATO-specific communications systems and other non-disclosed new capabilities tailored to meet the operational requirements of NATO nations.

In addition, we and the Brazilian Air Force entered into a memorandum of understanding (MoU) to study a technology upgrade package known as mid-life upgrade for the Brazilian Air Force fleet.

Since its entry into service in 2004, more than 290 units have been sold to over 20 different countries as of December 31, 2024, surpassing 580,000 flight hours. Super Tucano orders in 2024 included six aircraft sold to the Paraguayan Air Force in July, one aircraft sold to the Uruguayan Air Force in August (with an option to add five more in 2025), four aircraft sold to an undisclosed African customer and six sold to an undisclosed customer in December, in addition to 12 A29-N aircraft sold to Portugal.

Fighter Jet – F-39 Gripen Program

In July 2014, we entered into an agreement with Saab AB, or Saab, to collaborate in a joint management program for the F-X2 Project, currently called F-39 Gripen Program, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we have performed a material role in the overall program, and we have also taken an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force.

In 2023, we and Saab inaugurated the production line of the Gripen E fighter in Brazil, at our unit in Gavião Peixoto, Brazil. Of the 36 Gripen E aircraft ordered by the Brazilian Air Force, 15 will be assembled on this production line. As of December 31, 2024, the first three aircraft are already under production at the assembly line in Brazil.

Military Modernization Programs

We offer military aircraft modernization services and currently have two ongoing programs under contract—one with the Brazilian Air Force and one with the Brazilian Navy.

Our program with the Brazilian Air Force relates to the modernization of five E-99M Airborne Early Warning and Control aircraft, or AEW&C aircraft. The agreement also includes six mission planning and analysis stations, which will be employed for training and crew development. In 2020, the first two units were delivered, and one more was delivered each year through 2022. In 2023, the program obtained the full operational capability certification, or FOC certification, and delivered the last modernized aircraft in the final configuration. In 2024, the aircraft delivered between 2020 and 2022 were reconfigured to the FOC version, followed by the demobilization of the program.

Our modernization program with the Brazilian Navy is the upgrade of A-4 Skyhawk fighter jets (AF-1, per the Brazilian Navy’s designation), with the purpose of incorporating new technology, including new avionics, radar, power generation, and independent oxygen-generating systems. By 2022, all seven modernized AF-1 (AF-1B) fighter jets were delivered to the Brazilian Navy, as well as the fixed-base simulator AATD (Advanced Aircraft Training Device). In 2023, the aircraft received the FOC certification, and in 2024, we began the aircraft reconfiguration to the FOC version. The process will be concluded in 2025 and followed by the demobilization of the program.

In addition to our ongoing programs, we also concluded the A-1M modernization program with the Brazilian Air Force. This program focused on modernizing the AM-X aircraft, an aircraft developed by us and sold to the Brazilian Air Force approximately 20 years ago. The platform naturally became technologically outdated over time. From 2013 through 2021, we delivered 11 modernized aircraft, and the program was completed with the Verification Plan by the Brazilian Air Force in 2021. The demobilization of the production line began thereafter and was concluded in 2024.

Radars and Land Systems Programs

Our portfolio of capabilities with respect to radars and land systems includes the development, integration, project management, sourcing, manufacturing, implementation, deployment and life cycle support of radars and land systems for multiple applications, including: low-altitude air defense, surface surveillance, air traffic control, identification friend or foe (IFF), medium-range air defense, surveillance and early warning, monitoring and protection of borders, protection of critical infrastructures, among others. Our products include both fixed, modular, and transportable solutions. Our line comprises a comprehensive range of products, namely the SENTIR M20 ground surveillance radar, the SABER M60 short-range air defense radar, the S200R air traffic control and air defense radar, the SABER M200 VIGILANTE medium-range air defense radar, among other integrated solutions. One of these solutions is the SISFRON, with the purpose to monitor Brazil’s land boarders, which system architecture, development and implementation is led by Embraer.

A few of our highlights in 2024 in connection with this portfolio were as follows:

•

In 2024, the Brazilian Army signed a contract to acquire one unit of the M200 Vigilante radar, which operates as a medium-range sensor for Airborne Surveillance and Early Warning applications. In 2023, the M200 Vigilante had already completed a successful testing campaign that included its deployment to the Amazon on a Brazilian Air Force KC-390 Millennium aircraft.

•

We have signed a contract with Finep to finalize the development of the technology that will be incorporated into the SABER M200 multi-mission radar. This equipment will enhance the operational capabilities of the Brazilian Armed Forces and ensure air defense readiness.

•

Embraer has also continued the development of a process of the counter-battery radar, contracted by the Brazilian Army in 2022, that will leverage the same knowledge and technology applied to the SABER M200 radars. In 2024, the prototype ran successful tests of its projectile detection capabilities.

•

Additionally, in 2024, the SISFRON Phase 2 program surpassed 45% completion with the delivery of two Mobile Command & Control Centers to the Brazilian Army, providing greater mobility to its operations.

•

Finally, in 2024, we completed the Operational and Technical Evaluation of the SENTIR M20 land vigilance radar. The evaluation was a key step in the process of contracting the equipment for the Brazilian Army.

Principal Defense & Security Subsidiaries and Joint Ventures

Atech

Since 2013, Atech has worked on many strategic projects for the Brazilian government, including the LABGENE program and Brazilian air defense systems. Atech is also responsible for the development, implementation, and modernization of Brazil’s air traffic control centers. The LABGENE program continues to progress, and in 2023, Atech delivered the External Nuclear Detection System (Sistema de Detecção Nuclear Externa) and the Internal Nuclear Detection System (Sistema de Detecção Nuclear Interna) to the Brazilian government. Atech’s business capabilities include complex systems, solutions for critical missions, and technologies to support decision making.

In 2024, Atech signed five new contracts for the development, modernization and implementation of air traffic control systems in Brazil in partnership with the Department of Airspace Control of the Brazilian Air Force. In addition, the contract for Phase 3 of the urban air traffic management system was signed with Eve Air Mobility as part of the strategic partnership between the companies. In addition, we continued advancing the following key defense projects:

•	DACOM: Ongoing progress in the modernization of the Brazilian Air Force’s air defense system.

•

LABGENE (Nuclear Power Generation Laboratory) – Brazilian Navy: Completion of the delivery of a positioning indication system for the reactor’s power control bars, as well as the manufacturing of the plant’s control and safety systems, which are now entering the integration and testing phase.

•

Atech’s Participation in the Tamandaré Class Frigates: Acceptance of the integrated platform management system and the commencement of the commissioning of the first ship. Factory testing of the combat management system has been completed, and the integration and commissioning laboratory at Atech Rio is now operational.

Visiona

In 2012, Embraer and Telecomunicações Brasileiras S.A. (Telebras) incorporated Visiona, with Embraer holding a 51% stake and Telebras a 49% stake. Visiona became the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (Satélite Geoestacionário de Defesa e Comunicações Estratégicas), being responsible for the system integration.

In 2023, the VCUB-1 nano satellite was launched into space aboard SpaceX’s Transporter 7 mission. In 2024, all planned objectives were successfully achieved and the mission was declared a success with the publication of the first-ever images captured by a private Brazilian satellite. Additionally, as part of the VCUB-1 mission, Visiona completed the development and validation of onboard data management, communications, and orbit and attitude control systems for satellites, signifying full mastery of onboard satellite software.

In 2023, Visiona won a government grant in the amount of R$220.0 million to develop a new very high-resolution observation satellite (SATVHR). In 2024, the company concluded all subsystems preliminary design reviews and surpassed the 50% conclusion milestone for the project.

Águas Azuis

Águas Azuis is a specific purpose company held by Embraer, Atech, and Thyssenkrupp Marine Systems founded and contracted in 2020 to build four Tamandaré-class frigates for the Brazilian Navy. The first-of class frigate was launched into the water in August 2024 in a ceremony with the presence of the President of Brazil and several national and foreign authorities. The second frigate fulfilled its keel laying in June 2024 and, by the end of the year, the third frigate had started being built. As of the date of this annual report, three out of the four frigates contracted are under construction.

Competition

Our military aircraft faces competition from various manufacturers in different countries in each market segment. The Super Tucano competes in the close air support market with the Textron AT-6 (United States of America), L3 Harris’ SkyWarden (United States of America), KAI KA-1 (South Korea), TAI Hürkuş (Turkey) and Aero Vodochody L-39NG (Czech Republic), among others. In the training market, it competes with the Pilatus PC-21 (Switzerland) and Textron T-6A/B (United States of America), among others.

In the military transportation segment, the KC-390 Millennium operates in the medium airlift segment in the 20-ton category. Its main competitor is the Lockheed Martin C-130J (United States of America). Due to the multi-mission design of the KC-390 Millennium, including medical evacuation, search & rescue, firefighting, air-to-air refueling, transport of troops and aerial resupply, we expect competition from other aircraft that can execute some similar missions These competitors include the Airbus A400M (Europe), Airbus C-295 (Europe), Kawasaki C-2 (Japan), Leonardo C-27J (Italy) and Ilyushin IL-76 (Russia).

In our special mission subsegment, which comprises the aircraft that will be used by government officials and authorities, our business jets face competition from the main manufacturers of business jets, such as Textron and Gulfstream (United States of America), Bombardier (Canada), and Dassault (France).

Services & Support Segment

Overview

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

As of December 31, 2024, this segment supported approximately 4,750 products and served over 2,000 customers in nearly 100 countries. This operating segment also supports the Commercial Aviation, Executive Aviation and Defense & Security segments through a network of specialized operations in dedicated sites, such as warehouses, MRO facilities, training centers with full flight simulators and more than 200 field support representatives, who work side-by-side with operators to understand their specific needs and ensure product performance.

Through a comprehensive portfolio of services covering all segments, our team of experts offers the following services and products:

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

Our global network of over 14 owned MROs and more than 80 authorized service centers are designed to support our customers with effective, reliable, and efficient customized solutions. Our MROs are located in the United States of America (Mesa, Arizona; Fort Lauderdale, Florida; Melbourne, Florida; Nashville, Tennessee; Macon, Tennessee, Fort Worth, Texas, Dallas Love Field, Texas, Cleveland, Ohio and Sanford, Florida), Brazil (Sorocaba, Gavião Peixoto, and São José dos Campos, São Paulo), France (Le Bourget), and Portugal (Alverca).

To further support our customers, our global logistics capabilities and warehouses offer unparalleled access to a comprehensive inventory of spare parts, complemented by new parts planning and repair management systems to ensure uninterrupted operations. These warehouses are located in the United States of America (Davie and Fort Lauderdale, Florida), France (Mitry Mory), Singapore, China (Beijing), and Brazil (São José dos Campos and Taubaté).

Our Services & Support segment accounted for 25.6%, 26.9% and 27.9% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, our firm orders in backlog for our Services & Support segment amounted to US$4.6 billion, compared to US$3.1 billion as of December 31, 2023.

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

In 2024, we announced the expansion and investment in the United States of America of our MRO services network to support the growing fleet of E-Jets E2 aircraft with the opening of a new Embraer owned service center at the Perot Field Alliance Airport, in Fort Worth, Texas. In partnership with the City of Fort Worth, Denton County and the State of Texas, we expect to begin operations in an existing hangar, in the beginning of the second quarter of 2025, while building a second hangar that should be concluded by 2027. With the new facilities, Embraer’s capacity to serve the E-Jets customers will increase by 53% in the United States of America, and investments are expected to reach up to US$70 million, creating approximately 250 new aviation jobs in Texas. The new Fort Worth service center will be added to the global network of Embraer which includes 80 authorized centers and 12 owned service centers around the world.

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

In 2023, the new generation version of the AHEAD system was launched. AHEAD is a tool that helps airlines and customers to implement digital predictive maintenance on their E-Jet E1 and E2 fleets, using data to identify and predict potential issues before they become critical.

In 2023, Embraer-CAE Training Services announced the expansion of the joint venture between CAE Training Services and Embraer, with the purpose of including training programs for pilots and cabin crew for the E-Jet E2 family. The new pilot training program will take place in Singapore and will feature a new state-of-the-art full flight simulator for the E2 E-Jets at the on-site CAE Flight Training Center.

During 2023, we reached an important milestone with the passenger aircraft conversion program for cargo aircraft, which was the official launch of the aircraft, revealing its painting scheme to the market, and initiated ground testing. Pursuant to this program, full freighter conversion is available for all pre-owned EMBRAER 190 and EMBRAER 195 aircraft, which entered into service in 2024.

In 2024, one of the main drivers for Commercial Aviation services was the signing of a Memorandum of Understanding (MoU) between Fokker Services Asia (a subsidiary of Fokker Services Group) and Embraer. This MoU sets Fokker Services Group Asia’s facility in Seletar, Singapore on track to become an Authorized Service Center for Embraer’s first-generation E-Jets family, supporting the steadily growing Embraer presence in the Asia-Pacific region. A few months later, Fokker Services Asia received official certification as an Embraer Authorized Service Center, focusing on the E190 aircraft. Also, SIAEP, a subsidiary of SIA Engineering Company Limited (SIAEC), has become the first Embraer Authorized Service Center in the Asia-Pacific region to offer maintenance, repair, and overhaul services for Embraer’s E-Jets E2 family.

Embraer and Scoot, the low-cost subsidiary of Singapore Airlines, have signed a contract for the Embraer Collaborative Inventory Planning (ECIP), a tailored expendable spare parts inventory management program designed to help customers reduce operational costs by optimizing inventory levels. The ECIP agreement, coupled with the Pool Program will provide comprehensive support for Scoot’s incoming fleet of nine E190-E2 jets. The airline will be the first ECIP customer in the Asia-Pacific region.

Another important milestone during this first semester was the introduction of the E-Jets E2 full-flight simulator (FFS) in Singapore, the first in the Asia-Pacific region. E-Jets E2 training is the latest program offered by the recently expanded Embraer CAE Training Services (ECTS) joint venture. The E2 training program will feature CAE’s competency-based training assessment (CBTA) courseware, interactive classroom instruction with the CAE Simfinity virtual simulator (VSIM), and immersive practical training in a new state-of-the-art CAE 7000XR Series FFS.

Additionally, Embraer is expanding its MRO services network in the United States of America to support the growing fleet of E-Jets. A new Embraer-owned service center will be established at Perot Field Alliance Airport in Fort Worth, Texas. The first E-Freighter, Embraer’s E190F, a converted jet from passenger transport to freighter, successfully completed its first flight. At the end of 2024, the E190F, a passenger-to-full-cargo conversion, was certified by ANAC.

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

Since 2014, our product support consistently achieved top rankings in our industry surveys. In 2016, we secured the number one position in both the Aviation International News (AIN) and Pro Pilot Product Support Surveys for the first time. The following year, AIN again recognized us as the leader in product support. In 2018, we claimed the top spot in the Pro Pilot Product Support Survey and secured the second position in AIN’s survey. In 2020 and 2021, we maintained our top-ranking status across all categories in Pro Pilot’s Product Support Survey, such as company response time, costs of parts, and overall ranking. By 2022, we advanced to first place in AIN’s Product Support Survey and secured the second spot in Pro Pilot’s Survey. Overall results and customer satisfaction on executive jets kept Embraer at the top of the 2023 product support surveys, earning first place in Professional Pilot Magazine and third place in AIN.

In 2023, we successfully implemented a new full flight simulator for the Phenom 300E in Las Vegas, Nevada. Additionally, for the fifth consecutive year, Embraer fixed-base operator, or FBO operator, in Sorocaba, São Paulo, was recognized as the best FBO in Brazil, according to Aviation International News research. This recognition is a result of our continued commitment to improve our solutions, including the expansion of the Sorocaba on-site service center in 2022.

Furthermore, during the year, in partnership with FlightSafety, we implemented the third full flight simulator for Praetors, in Orlando, Florida, and launched the auto throttle for Phenom 300E aircraft.

Embraer-CAE Training Services announced the expansion of its training capacity with two new Phenom 300 flight simulators to meet the growing demand for training in executive jets in the United States of America and Europe. In the same period, we partnered with Elite Jets to replace the seats in the Phenom 300 fleet with our new logo and announced the doubling of our maintenance capacity through the extension of our service centers in the United States of America, including increasing from one ground handling team to 28 teams distributed around the country supporting all MROs.

In July 2023, we celebrated 40 years of our presence in France. We currently have a Business Jet Service Center in Le Bourget, and a warehouse in Mitry-Mory, just outside Charles de Gaulle Airport.

In 2024, Embraer, EVE and Groupe ADP (Aéroport de Paris) signed a Memorandum of Understanding (MoU) to advance the future of low-carbon aviation in and around Paris-Le Bourget Airport, France. As part of this initiative, Embraer Services & Support plans to design and relocate its current facilities to a new maintenance building, aiming to more than double its existing capacity.

The new Embraer MRO facility in Cleveland, Ohio, United States of America, began operations in July 2024, followed by the launch of another facility in Sanford, Florida, United States of America in August 2024. For the second consecutive year, we ranked first in the Pro Pilot Product Support Survey 2024 and climbed to second in Aviation International News’s ranking.

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

The multi-mission KC-390 Millennium has a dedicated team to design and implement the most effective entry into service solution. The customer participates directly in the process, alongside the Embraer team, encompassing overall strategy as well as specific details, assuring a reliable and smooth operation from the beginning of the process.

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

Also in 2022, the Services & Support segment team supported the preparation for entry into service of the KC-390 fleet of the Portuguese Air Force and the Hungarian Defense Force and the operation of 100% of the Super Tucano fleet in the Philippines. In training, the team assisted in the first and successful operation of the KC-390 to airdrop cargo supplies at the Brazilian research base in Antarctica, in addition to completing pilot training in the Turkmen Air.

In the Defense & Security segment, the Services & Support segment entered into an integrated logistics support contract, or ILS, for the A-29 with the Chilean Air Force and Embraer’s participation in the first meeting of the Users Group KC-390, organized by the Portuguese Air Force.

In June 2023, a major milestone was the inauguration of the first complete flight simulator for the KC-390 Millennium multi-mission jet at the Embraer Academy, located at the Eugênio de Mello unit in São José dos Campos, state of São Paulo, Brazil. In addition, the execution of spot contracts for spare parts and repair with the Philippine Air Force, and the ILS contract with the Hellenic Air Force were relevant accomplishments.

In 2023, a major milestone was the extension of the ILS contract for the Brazilian Air Force fleet, consisting of 24 ERJ-135, Legacy 600 and AEW aircraft. In our management’s view, ILS is the preferred choice in the defense market, which we believe will guarantee our military and government customers the availability of assets at predictable and competitive costs.

In 2024, we reached milestones such as: the entry into service support of the seventh KC-390 Millennium multi-mission aircraft delivered to the First Squadron of the First Group of the Brazilian Air Force at the Galeão Air Force Base in Rio de Janeiro; the five-year celebration of service for the KC-390 for the Brazilian Air Force; and the Hungarian Air Force KC-390 Millenium’s entry into service by our technical team. We also announced that we will provide training solutions for the KC-390 Millenium to the Royal Netherlands Air Force. The agreement includes a full-flight simulator, and a cargo handling station trainer developed with Rheinmetall.

OGMA

OGMA, an Embraer subsidiary located in Alverca, Portugal, combines the accumulated know-how as an aircraft manufacturer and maintenance service provider. It offers worldwide MRO services, for defense, commercial and executive aviation as well for aircraft engines and components. Furthermore, OGMA plays an important role as a major aerostructures supplier of integrated solutions to OEMs and first tier suppliers. OGMA delivers assemblies and sub-assemblies of both metallic and composite materials. As of December 31, 2024, we owned 65% of OGMA’s voting capital, with the remaining 35% held by idD - Portugal Defense S.A.

In 2018, OGMA celebrated 100 years of activity in the aeronautical market. Since its formation, OGMA has been investing in the areas of MRO and manufacturing of aerostructures. In 2018, it also entered into an agreement for the maintenance and management of the Brazilian Air Force’s C-130 aircraft fleet, strengthening OGMA’s position in this market. OGMA further extended the MRO spectrum, obtaining certification for maintenance of the Rolls-Royce AE1107 engine. In addition, it entered into a pylon manufacturing agreement with one of the largest manufacturers of executive aircraft.

In 2020, OGMA entered into 12 new contracts to provide MRO services to the Defense & Security and Commercial Aviation segments, and repair of maintenance components, such as those related to hydraulic, pneumatic, fuel, electrical and avionics systems. Still in 2020, OGMA became a new authorized maintenance center for Pratt & Whitney engines, as a result of a project developed by OGMA, with the support of Embraer, over the prior 12 months, allowing the expansion of its scope of services in the area of engine maintenance, and marking the entry of Pratt & Whitney maintenance, repair and overhaul in Portugal.

In 2021, OGMA had major achievements such as: Pratt & Whitney signed agreement for PW GTF engines, the Rolls-Royce AE 2100 Program: delivery of the first Nacelle within the contracted TAT, and an agreement for OGMA Aeronautical Academy. Also, featured in Aerospace & Defense Review, OGMA was ranked as one of the “Top 10 MRO Service Companies in Europe 2021.”

In 2022, OGMA delivered the last F-16 to the Royal Netherlands Air Force (RNLAF), the second ERJ-175 for the Brazilian Federal Police and delivered a C-130 for the Portuguese Air Force.

OGMA has also achieved two important market recognitions, being ranked as one of the “Top 10 MRO Service Companies in Europe in 2022” by Aerospace & Defense Review. OGMA was named as one of the best places to work, ranking first in the aviation industry, according to the employer branding study developed by Randstad Portugal.

In 2023, OGMA carried out the first base maintenance of an E2 aircraft, the first in the world, and completed the maintenance of the C-295 aircraft to the Portuguese Air Force.

In 2023, OGMA carried out maintenance on model EH101 helicopters from the Portuguese Air Force and model C-295 and C-130 H aircraft from the Brazilian Air Force. OGMA carried out the first heavy C-Check maintenance (which is a maintenance check performed every 20–24 months) on the three E2 aircraft from Widerøe, the largest regional airline in Scandinavia. These aircraft are part of the first group of aircraft to undergo this type of maintenance in the world.

In 2023, after maintenance services, we delivered ERJ-145 aircraft to Loganair, ERJ-135 to the Indian Air Force, EJet170 to the Royal Oman Police and Nordic Aviation Capital, 190E2 aircraft to Placard, C-130 to the Chilean Air Force and the Chadian Air Force, and F-16 and EH- helicopter 101 to the Portuguese Air Force. Around 25 Rolls-Royce engines were also delivered after repair and maintenance. Regarding aerostructures, OGMA delivered several manufactured and assembled parts to our main customers.

In the last quarter of 2023, we delivered C-295 aircraft to the Portuguese Air Force and began heavy maintenance training for the GTF engines.

In 2024, OGMA launched the new maintenance line for Pratt & Whitney’s GTF PW1100 family and concluded the induction of the first engine.

Other Segments

Overview

In our Other segments, we supply Sikorsky Aircraft Corporation, Helicopter Support Inc. and Liebherr Aerospace with parts for structural, fuel, mechanical, and hydraulic systems to support their aftermarket needs. Additionally, we manufacture spare parts for Sikorsky, such as landing gear, fuel system, and fuel tanks for its S-92 and H-92 Helibus helicopters.

We produce the Ipanema aircraft, a crop duster originally developed in the 1970s under specifications from the Brazilian Ministry of Agriculture. Now in its seventh generation, all new Ipanema aircraft are delivered with an engine powered by biofuel (ethanol). This aircraft is produced on demand, and as of December 31, 2024, we had delivered a total of 1,671 units, including 65 in 2024.

Our Other segments also include services related to the development and certification of eVTOLs, including the creation of a maintenance and services network for eVTOLs and the creation of an air traffic management system (urban air mobility, or UAM business).

For the years ended December 31, 2024, 2023, and 2022, our Other segments accounted for 1.0%, 1.5% and 1.6% of our revenue, respectively. This segment also includes revenues from our subsidiary, Tempest. For further details, please see note 36 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Tempest Security Intelligence

Founded in 2000, Tempest is the leading cybersecurity company in Brazil, providing complete solutions for business protection in the digital world. The portfolio of products and services provided by Tempest is aligned with the framework of the National Institute of Standards and Technology (NIST), a non-regulatory government agency linked to the Technology Administration of the United States Department of Commerce. With more than 400 professionals and offices in Recife and São Paulo, Tempest has ensured the protection of more than 800 companies of all sizes and industries, providing a comprehensive end-to-end portfolio with more than 80 solutions, including consulting, managed security services and integration services.

In 2024, Tempest became a company 100% owned by Embraer, reinforcing Embraer’s confidence in the continued growth of cybersecurity and positioning Tempest as a key player within Embraer’s strategic vision. We believe this move strengthens Tempest’s ability to expand and innovate in the cybersecurity sector, ensuring long-term resilience and a more robust market presence.

This year also marked a significant leadership transition at Tempest. In August, Mr. João Paulo Lins was announced as Tempest’s new CEO as part of a planned transition. Previously, Mr. Lins served as the chief technology officer of Tempest, playing a crucial role in that company’s strategic leadership. During this period, he was actively involved in the creation of AllowMe Tecnologias Ltda., or AllowMe, and in merger and acquisition strategies involving AllowMe itself (which was sold in 2023 to Serasa Experian), El Pescador (which was sold in 2019 to KnowBe4), and the acquisition of EZ-Security (which was acquired by Embraer in 2018). With his extensive experience, Mr. Lins brings a strategic vision focused on growth, operational efficiency and strengthening partnerships to enhance the company’s offerings and market competitiveness.

Throughout 2024, Tempest undertook a major restructuring of its security operations center, introducing a new set of offerings and a revamped model. These changes aim to provide customers with more scalable, effective and tailored security services, ensuring that Tempest remains at the forefront of cybersecurity operations.

Additionally, Tempest has been actively restructuring its reselling software sales division, forging strategic partnerships with key players such as Google SecOps. This collaboration has been instrumental in securing important contracts throughout the year, enhancing Tempest’s ability to deliver cutting-edge cybersecurity solutions to its clients.

As a long-term strategy, the Threat Intelligence segment remained a focal point, reflecting strong market demand and Tempest’s ability to adapt its offerings. Revenue in this segment, including Threat Intelligence and SaaS, saw a 20.2% year-over-year growth between 2024 and 2023, reinforcing Tempest’s transition towards a more software-based approach.

With these strategic advancements, leadership transition and a reinforced partnership with Embraer, we believe that Tempest is well-positioned for continued growth and innovation in the cybersecurity industry, ensuring its clients remain protected in an increasingly complex digital landscape.

Aircraft Operating Lease Activities

In order to provide better financial support to our commercial activities, as well as to manage and reduce financial risks related to aircraft marketing, we created ECC Leasing in September 2002. ECC Leasing has been able to remarket aircraft in its portfolio with conditions and at values similar to market conditions and without any guarantee from Embraer. All sale and leasing transactions were entered into based on market rates, helping to sustain the present and future value of our products.

In January 2017, ECC Leasing merged with Embraer Netherlands, with assets and activities incorporated under Embraer Netherlands. The mission of Embraer Netherlands, as our company responsible for aircraft operating lease activities, is to manage and remarket Embraer’s aircraft portfolio, which as a result of contractual obligations, may be acquired by us via trade-in transactions. We also provide remarketing services to third parties looking to sell their Embraer manufactured aircraft.

In 2024 and 2023, Embraer Netherlands did not sell or deliver any aircraft, compared to one aircraft delivered in 2022, for a total amount of US$24.5 million. Since the remarket aircraft business was established in 2002 through December 31, 2024, we sold 267 aircraft, of which none was available or under sale negotiations at the end of 2024.

We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets mainly in the 70 to 150-seat category.

Markets

The following table sets forth our revenues by segment and geographic region of end users for the periods indicated:

	Year ended December 31,
	2024	2023	2022
	(in US$ millions)
Commercial Aviation
North America	1,615.6	1,489.4	1,234.7
Latin America (except Brazil)	95.4	32.2	—
Asia Pacific	29.0	—	—
Brazil	0.3	4.2	2.4
Europe	440.8	293.8	234.9
Others	27.5	27.2	71.9

Total	2,208.6	1,846.8	1,543.9

Executive Aviation
North America	1,330.3	1,054.1	914.1
Latin America (except Brazil)	36.7	21.4	20.0
Asia Pacific	35.3	20.1	—
Brazil	156.3	85.7	87.8
Europe	204.1	226.9	212.6
Others	—	—	9.9

Total	1,762.7	1,408.2	1,244.4

Defense & Security
North America	0.1	1.0	2.9
Latin America (except Brazil)	81.2	—	1.4
Asia Pacific	60.2	67.1	3.6
Brazil	181.9	141.9	210.2
Europe	384.6	304.9	194.0
Others	12.9	0.5	0.5

Total	720.9	515.4	412.6

Services & Support
North America	835.1	737.8	706.0
Latin America (except Brazil)	53.9	44.6	31.6
Asia Pacific	131.7	117.3	97.3
Brazil	127.0	141.4	132.1
Europe	408.0	305.1	242.8
Others	80.8	71.4	56.9

Total	1,636.5	1,417.6	1,266.7

Other
North America	0.1	—	—
Brazil	65.9	80.5	72.7
Europe	—	—	0.1

Total	66.0	80.5	72.8

Suppliers and Components; Risk-Sharing Arrangements

We do not manufacture all the parts and components used in the production of our aircraft. As of December 31, 2024, 77.1% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components enable us to focus on our core business: design, development, manufacture and sale of aircraft and systems for the Commercial Aviation, Executive Aviation, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft.

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

As the Russia-Ukraine conflict persists, we continue to closely monitor developments to assess potential restrictions or impacts that may arise, including potential increases in the prices of the products sold by our suppliers. In addition, the conflict has resulted in an increase in cyber-attacks around the world, further amplifying operational risks across the aviation industry.

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

Moreover, despite the ceasefire agreement signed between Israel and Hamas, we continue to monitor developments to identify any potential impacts on the supply chain, operations or customer support, particularly because we have suppliers in the Middle East and any disruptions, shipments delays or cost increases could adversely affect our business.

For additional details on our supplier relationships, please refer to “Item 3. Key Information—D. Risk Factors—Business Operations and Contracts—We work with a limited number of key suppliers.”

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

When the E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family’s success led to 29.1% market share of deliveries in the up to 150 seats jet segment from 2004 to 2024, according to Cirium. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.

The E-Jets E2 project is an important example of our commitment to keep our market leadership in the segment. The state-of-the-art technology applied to the engines, wings, and avionics make the E2 family a highly efficient tool for airlines. The E2 represents a new level of aerodynamic efficiency, as applied to the wing with one of the highest aspect ratios of the industry and advanced wing shape. The E2 also has improved systems and avionics, including fourth generation full fly-by-wire flight controls, and Pratt & Whitney’s PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). These improvements result in double-digit reductions of fuel burn, emissions, noise and maintenance costs. Cockpit commonality with the current generation of E-Jets is a key driver in the design of the E-Jets E2, in order to enable a smooth transition for the E-Jets pilots. Honeywell’s Primus Epic™ 2 advanced integrated avionics system with large landscape displays and advanced graphics capabilities, and Honeywell’s Next Generation Flight Management System (NGFMS), already in development with current-generation E-Jets, provide exceptional pilot situational awareness and flexibility for continuous innovation on the flight deck. The E-Jets E2 jet family has the additional objective of increasing revenue opportunities, as the family is designed to provide better aircraft availability and to increase ancillary revenue for operators.

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

Other suppliers and partners for the E-Jets E2 include, among others: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Safran (horizontal stabilizer control system), Collins Aerospace (wheels, brakes, APU, electrical system), Safran AeroSystem (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (electronic control module for landing gear, brake control systems and proximity sensors), ASTK (fuselage segments, rudder and elevators), the Embraer equipment division (responsible for the landing gear) and Aernnova Aerospace (vertical and horizontal stabilizers, wing skins, spars, stubs and ribs).

Parker-Meggitt designs and produces a random high-performance assembly for in-flight connectivity, while Panasonic provides the wireless streaming onboard platform.

Executive Aviation

The risk-sharing partners for the Phenom 100EV and Phenom 300E jets are Pratt & Whitney Canada, the engines supplier, Garmin, the avionics systems supplier, and for the Phenom 100EX Eaton Corporation, the hydraulic systems supplier. The main risk-sharing partners for the Praetor 500 and Praetor 600 jets are Honeywell, which is the engines supplier, and Rockwell Collins, the avionics systems supplier.

Defense & Security

With respect to our Defense & Security segment, we established business arrangements with various entities for the supply of parts. One example is our partnership with ELTA Systems, a subsidiary of the Israel Aerospace Industries, announced in 2019 for the launch of the Praetor 600 AEW&C aircraft. With respect to the KC-390 Millennium, we have a partnership with Raytheon Technologies, responsible for various aircraft parts, including the engines and the avionics system, with Rheinmetall, our preferred supplier for simulators and training devices; and with BAE Systems to explore KC-390 opportunities in the Middle East. For the A-29 Super Tucano, we have a partnership with Elbit Systems, which is a strategic and relevant supplier of core electronic components, and a partnership with Sierra Nevada Corporation (SNC) for sales of the A-29 Super Tucano through the United States of America’s FMS (Foreign Military Sales) program.

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

Government Regulation and Aircraft Certification

We are subject to regulation by regulatory aviation agencies, both in Brazil and abroad. These agencies are responsible for the regulation and inspection of civil aviation activities as well as aeronautical and airport infrastructure of the country it belongs. Besides certification in Brazil, we must obtain certification in each jurisdiction in which Embraer manufactured aircraft is registered and operated. The certifying authority in Brazil is ANAC, a special-regime governmental department with regulatory agency status linked to the Ministry of Ports and Airports. ANAC is responsible for the regulation, inspection and certification of aircraft, operators, manufacturers, aircraft maintenance organizations, aerodromes, schools and civil aviation professionals. We are also subject to the regulation of aviation authorities in other countries, including the FAA in the United States of America and the EASA for the European Union. Once an aircraft is certified by ANAC and validated by the FAA and/or the EASA, some authorities may opt to ratify the product certification instead of running a full domestic validation process. Other countries, such as Canada, require compliance with their own specific national requirements before certification. Some countries simply validate and complement the original certification from ANAC, the FAA or the EASA, in accordance with their own rules. ANAC has a bilateral certification agreement with several aviation authorities, including the FAA and the EASA. This cooperation among regulatory authorities leads to simplified certification by the foreign authorities.

Aircraft certification is a continuous process. ANAC must approve any change in the design of any of our aircraft. Significant changes to aircraft design may require a separate validation/certification by other authorities as specified in their regulations and bilateral agreements. Changes in aircraft certification requirements do not require a new certification or a new validation of a previously certified aircraft, but significant safety improvements may otherwise be required by the authorities acting through operational rules or airworthiness directives.

Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are rarely subject to regulatory obligations. Some contracts, including those for civil aircraft modified for military purposes, require civil certification (e.g., India, SIVAM, etc.). Other contracts, including those for LAS and KC-390 Millennium, require approval from the Military Certification Authority, which may adopt regulatory obligations derived from civil aviation regulations. The adoption of the European Military Airworthiness Regulations (EMAR) by the air forces of European Union member states in recent years has influenced other countries to include similar regulatory obligations in their contracts.

Environmental, Social and Governance Practices

Overview

ESG has been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. This includes two decades of positive social impact produced by Instituto Embraer, which manages our social projects. Nonetheless, we will establish new ESG commitments and targets for the next years.

We are embedding our business strategy with social responsibility and environmental impacts in everything we do, from our processes and facilities to product development and our supply chain. We work across all our key stakeholder audiences to develop sound strategies, define indicators, and establish targets that are integrated into our corporate sustainability plan.

Sustainability is key for the continuity of any business and we are committed to align our economic targets to social and environmental performance. In light of new global ESG requirements, we have been preparing our next steps to face the challenges of fighting climate change and increasing our diversity, inclusion and equity. These priorities add to our commitment to business ethics and absolute focus on the safety of our products, which are key pillars in our sector. Our new portfolio of products and services is significantly competitive and aligned with a new structure that is more agile, efficient and focused on sustainable growth.

Environmental

Environmental management is an essential part of our strategy and ranges from the development of new products and services, industrial operations to the dismantling and final disposal of the aircraft at its end-of-life.

Our Environment, Health and Safety at Work Policy defines the main corporate guidelines for the management of eco-efficiency, supply chain, product development and climate change, as well as compliance with laws and regulations. The maintenance of ISO 14001 certification, since 2002, has shown compliance and continuous improvement of our processes. Since setting our ESG targets in 2021, we have implemented several actions to progress on our sustainability journey. One of the first measures aimed at decarbonizing operations is to reduce scope 2 emissions associated with the use of electricity. Regarding this scope, contracts focused on this have come into effect in Brazil (since January) and in Portugal, at OGMA (since July). All the electricity consumed in both countries now comes from solar or wind sources. With renewable energy supplying the sites in Brazil and Portugal, Embraer has reached 80% of its consumption from these sources as of the date of this annual report, with the objective of reaching 100% by 2030.

In the United States of America, in 2024, a partnership with Florida Power & Light Company (FPL) was signed for the installation of solar panels at our Melbourne, Florida unit. The project—the largest photovoltaic project ever carried out by Embraer—will start operating in 2025 at the Embraer Executive Jets headquarters, with the goal of supplying 100% of the electricity demand for the entire hangar of the unit’s service center.

SAF fuel use continues to grow at the Melbourne unit, in the United States of America, where the fleet of executive jets was supplied with almost double the volume of SAF used in 2023: 760,000 liters. SAF has the potential to reduce carbon emissions in the aerospace industry by up to 80% compared to traditional fuel, according to the International Air Transport Association, or IATA. The main challenge lies in the volume of production, which is currently insufficient to meet global demand, and in the costs involved in ensuring supply. To promote the use and production of SAF in Brazil, Embraer actively participated in the technical subcommittee called ProBioQAV, within the scope of the “Fuel of the Future: program of the Ministry of Mines and Energy of the Brazilian government. This subcommittee established the technical premises for drafting Law No. 14,993/2024, known as the “Fuel of the Future Law,” and actively contributed to discussions leading to its approval in 2024. This law is an important stimulus for the production and use of sustainable fuels in Brazil, providing the necessary legal certainty for potential actors in the SAF chain to develop their action plans for creating this new production ecosystem.

2024 was also the second year of adoption of the CDP Supply Chain tool, designed to engage and assess the maturity of Embraer’s suppliers in response to climate change. In 2024, we increased the number of suppliers engaged and planned actions to develop and mitigate risks associated with climate change in the supply chain.

To reduce the environmental impact of our products, the E195-E2, Embraer’s largest commercial aircraft, received recent upgrades that increased its fuel efficiency from 10.0% to 12.5%, higher than its main competitor. It is also considered the quietest in its class, making it an efficient solution in response to regulations aimed at reducing noise pollution in large urban centers. In June 2022, we conducted the first flight of an E195-E2 aircraft using 100% renewable SAF in partnership with engine manufacturer Pratt & Whitney. The test confirmed that Pratt & Whitney’s GTF™ engines and the E-Jets E2 family can operate with up to 100% SAF without compromising safety or performance.

Embraer also advanced the concept of sustainable energy aircraft in 2024. We expanded our research to include 50-seat planes in the program, in addition to existing 30-seat models. We also broadened our analysis of hydrogen or dual-fuel turbines, adding these to our ongoing analysis of hybrid, electric, and fuel cell technologies. One of these energy models is expected to achieve technological readiness in the next decade, in line with the goal of net-zero carbon aviation emissions by 2050.

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

Social Projects

We believe that promoting social inclusion is key to building a fairer and more sustainable society. Over the years, we have developed several social programs to help develop the communities where we operate.

•

Embraer Institute. Working on the same challenges as Embraer, the Embraer Institute is aligned with the Company’s strategies. Since the beginning of its activities, more than 20,000 people have benefited from its social engagement initiatives and more than 5,000 students have graduated from Embraer schools, which are known for their high acceptance rates at Brazil’s top universities. Embraer schools offer free, full-time high school education to students from public schools and low-income families in São Jose dos Campos and Botucatu, in the state of São Paulo. In addition to these, we have several paying students, which accounted for approximately 20% of the total student body (720 students as of December 31, 2024). For scholarship students, in addition to quality education, the following are offered free of charge: uniforms, school materials, transportation, and meals. As of the date of this annual report, 85% of graduating students are able to enter public or private higher education with full scholarships.

In order to maintain positive results, Embraer schools seek to achieve excellence across three pillars: general education, training itineraries, and life project. While the general education and training itineraries pillars seek to prepare young people for the best universities and a successful career, respectively, the life project pillar aims to provide support for the development and social and emotional health of students. For each pillar, the schools have a dedicated team and workload, in addition to modern laboratories and facilities.

In 2024, the Embraer Institute expanded its impact through strategic partnerships and programs such as Diverse Science (Ciência Diversa), Climate Emergency, and Wings of Good (Asas do Bem), connecting organizations and volunteers to urgent causes.

Throughout its history, the institute has benefited thousands of people with initiatives aligned with the Brazilian government and our stakeholders. Its operations are guided by transparency, with clear guidelines set forth by its deliberative council, supervisory board, and executive board. This year, the focus remained on inclusion, sustainability, and strengthening educational training, bringing concrete results to students, families, and communities in the regions where Embraer is present.

•

Climate Emergency. Created in 2022, the purpose of the Embraer Institute’s Climate Emergency program is to provide humanitarian assistance to communities affected by natural disasters. In 2024, the program stood out in its response to the floods in the state of Rio Grande do Sul, one of the most serious emergencies of the year in Brazil. Heavy rains hit over 115 municipalities in the state, leaving thousands of people displaced, many in extremely vulnerable situations. To help these communities, the Embraer Institute worked in partnership with the NGO Visão Mundial Brasil. The operation included sending two KC-390 aircraft loaded with supplies, in addition to three trucks with donations. More than R$1 million was raised, converted into 120 tons of essential supplies, such as basic food baskets and hygiene and cleaning kits. More than 40,000 people directly benefited from this program, including from psychosocial care for the affected families.

•

Asas da Conservação Project. The Wings of Conservation (Asas da Conservação) project, developed at the Botucatu unit of our Embraer schools, had the support of Embraer volunteers and the partnership of the UNESP Passarinhando group. This year, the project involved the construction of a scale model representing the Botucatu state forest close to the school, and the creation of a small-scale wind tunnel. These tools served to explore the study of bird aerodynamics and its relationship with the principles of aviation. Students participated in field activities in the state forest itself, where they went on ecological trails and planted native species, such as the Aroeira-Pimenteira and the Manaca-da-Serra. The project was presented at events such as the International STEM Women Congress, at local public schools, and at the Embraer Operators Conference (EOC), held in Foz do Iguacu. In 2024, Asas da Conservação received national recognition by winning the regional and national stages of the Brazilian Health and Environment Olympiad (Olimpíada Brasileira de Saúde e Meio Ambiente), organized by the Oswaldo Cruz Foundation, being elected “Best High School Science Project.”

•

Zero Carbon Mission. The Zero Carbon Mission project, developed by students at the Juarez Wanderley Embraer School in São Jose dos Campos, seeks to neutralize and offset the school’s carbon dioxide emissions, promote sustainable practices, and raise awareness about climate change. As part of the activities, students prepared a greenhouse gas, or GHG, inventory mapping the school’s emissions. Based on the results, they created initiatives such as planting native seedlings and building a compost bin to treat organic waste, reducing the environmental impact. In addition, students also developed a manual to replicate the project’s practices at other schools. In 2024, the Zero Carbon Mission prevented the emission of over 900 tons of CO2. The project was recognized with the “Best High School Climate Action” award at the Brazilian National Schools for Climate Congress and received a compost bin as part of the award.

•

Social Technology in Partnership with the Banco do Brasil Foundation. In 2024, the partnership between the Embraer Institute and the Banco do Brasil Foundation brought social technology to the curriculum of Embraer schools. Students learned theoretical content on topics such as climate change, problem-solving, and social innovation, in addition to developing practical projects. The result of this work was the delivery of 10 solar heaters to five institutions in the São Jose dos Campos and Botucatu communities. Those devices, created by the students themselves, use simple and low-cost materials and heat water for taps and showers, generating a reduction of up to 30% in electricity consumption. In total, 300 families were benefited directly.

•

Educational Projects and Community. In 2024, the Embraer schools strengthened their connection with the community through projects such as the Mini Glider Challenge and the Science and Technology Olympiad for Girls, which brought students from the public school system closer to the science, technology, and aviation fields:

•

Mini Glider Challenge. The Mini Glider Challenge is an initiative by the Embraer Institute in partnership with EVE, carried out with the support of volunteers from the Asas do Bem program. The project offers practical workshops for eighth and ninth grade students in public primary schools, where young people learn to build and test mini gliders. The experience provides a first contact with engineering and aviation concepts, in addition to stimulating teamwork and creative thinking. The built mini gliders are tested in a final competition that, in 2024, had more than 100 participating students from the cities of São Jose dos Campos, Gavião Peixoto, Botucatu, and Taubaté.

•

Science and Technology Olympiad for Girls. The Science and Technology Olympiad (OCT) is an annual initiative by the Embraer Institute, aimed at public school students. In its third edition, held in 2024, the competition was exclusively aimed at girls, with the purpose of encouraging female participation in careers in the exact sciences and promoting gender equality in the technological field. Registration was free and intended for female students in the seventh and eighth grades of primary education in public schools in 13 cities in São Paulo, including São Jose dos Campos, Botucatu, Anhembi, Areiopolis, Bofete, Caçapava, Gavião Peixoto, Itatinga, Jacarei, Pardinho, Pratania, São Manuel, and Taubaté. Winners were awarded medals and certificates. This initiative aims to expand the possibilities for professional development and success of those young women, contributing to the training of future professionals in the science, technology, engineering and mathematics fields, or STEM fields.

•

Revoar Program. The Revoar Program offers financial support to young graduates from Embraer schools who have started higher education. In partnership with the Semear Institute, the program has already benefited over 60 students since its creation, with the goal of combating university dropout. The number of scholarship recipients grew from 21 in 2023 to 45 in 2024, with students in their first year of undergraduate studies receiving monthly financial aid and individual support from Embraer volunteers. During the program, participants receive guidance on how to deal with the challenges of university life and prepare for internships and opportunities in the job market, including at Embraer itself. Revoar stands out for being funded by voluntary donations from Embraer employees and collaborators.

•

Ciência Diversa. Ciência Diversa, a program by the Embraer Institute, continued in 2024 its initiatives focused on technological training and social inclusion. In partnership with Toti Diversidade, an online platform promoting the inclusion of refugees and migrants, and with Instituto Verdescola, an NGO that works on educational and social development, the program carried out initiatives focused on vulnerable groups, creating opportunities in fields such as science and technology. In São Sebastiao, the Ciência Delas project, carried out with Verdescola, trained girls in environmental education, science, technology, and entrepreneurship. They learned how to recycle plastic collected on beaches, transforming it into filaments for 3D printers. In addition, they created sculptures of marine animals, combining social and environmental impact with the development of new skills. The partnership with Toti Diversidade, in turn, offered online full-stack programming courses for refugees, expanding opportunities for qualification and insertion in the technology market. Ciência Diversa selected 60 participants in 2024, of which 45 successfully completed the training, contributing to the inclusion of historically underrepresented groups in high-demand areas. In 2025, the fourth edition of the Ciência Diversa program will continue to focus on women, LGBTQIA+ people, people of color, and people with disabilities. In addition, it will continue to fund projects by civil society organizations, or CSOs, in the STEM fields. The goal for next year is for at least 70% of the beneficiary audience to belong to those groups. Approved initiatives will be monitored continuously and evaluated based on criteria such as social impact, innovation, and potential for transformation.

•

Asas do Bem. The Embraer Institute’s volunteer program organizes its actions through the Asas do Bem platform, which connects employees with educational and social projects developed by CSOs. This platform helps bring together social and educational causes that benefit groups in vulnerable situations and promotes initiatives aligned with the United Nations Sustainable Development Goals (SDGs). In 2024, over 600 people participated as volunteers and 4,000 were benefited from activities such as mentoring, guided tours, and projects at Embraer schools. The actions can be carried out in person or online. They reinforce the role of employees in supporting educational and social development in the communities where Embraer is present.

•

Accelerating Careers. The Accelerating Careers mentoring program, run by the Embraer Institute in partnership with the Joule Institute, connects Embraer mentors with young students in STEM fields. For two months, participants receive guidance on developing their professional careers, with a focus on career planning, technical skills, and job market challenges. In 2024, participants also had the opportunity to visit the Embraer “Ozires Silva” plant in São Jose dos Campos, where they explored the commercial aircraft assembly and delivery hangar and participated in lectures with company professionals. Since its creation, the program has benefited more than 220 young people, offering mentoring meetings that promote the exchange of experiences and knowledge between mentors and students. The initiative seeks to support participants at the beginning of their careers and encourage them to explore opportunities in strategic fields such as science and technology.

•

Extra Activities at Embraer Schools. The Volunteer Program also promoted practical activities that brought students from Embraer schools closer to the professional reality. Workshops, lectures, and games were held across different areas of knowledge, providing inspiring experiences and encouraging young people to explore new educational and career opportunities.

•

Embraer Foundation. Embraer Foundation is a non-profit organization that aims not only to improve the communities where Embraer employees work and live, but also expand aviation opportunities for young people and underrepresented communities. The foundation was created in 2017 in the United States of America, inspired by the Embraer Institute model. Motivated by Embraer’s value of building a sustainable future, the foundation works in partnership with local communities to develop education, entrepreneurship, and volunteer projects.

Corporate Governance

To ensure a corporate management focused on sustainable growth and business perpetuity, we adhere to the corporate governance standards of the Novo Mercado, the highest tier of corporate governance for companies listed on the B3. We are committed to maintain the highest international standards of governance and a robust ethics and compliance program, fully aligned with global standards.

Governance Structure

Our governance structure comprises our board of directors, advisory committees to the board of directors, fiscal council, board of executive officers, internal audit and external audit. For more information on our governance bodies, see “Item 6. Directors, Senior Management and Employees” and “Item 16G. Corporate Governance.”

Ethics and Compliance

Our Compliance Program is based on seven pillars that aim to ensure high levels of corporate compliance and ethics in all our businesses: corporate governance, risk management, policies and procedures, communication and training, whistleblower channel—Helpline, monitoring and third-party assessment.

In line with our commitment to complying with all applicable anti-corruption laws and regulations and abiding by our Ethics and Integrity are in everything we do” motto, we work to ensure that an effective anti-corruption compliance program is deeply embedded throughout the Company and its subsidiaries, based on the following missions:

•	ensure the Company’s compliance with laws, regulations and internal policies;

•	prevent, assess and respond to compliance-related events;

•	guide all employees to conduct their activities with ethics and integrity;

•	provide continuous improvement in compliance actions;

•	promote a culture of integrity based on Embraer’s values and its code of ethics and conduct;

•	support Embraer departments and group companies in preventing risks, detecting red flags, improving processes, investigating and solving problems; and

•	consolidate all compliance initiatives, especially those related to anti-corruption and the whistleblower channel - Helpline.

Risk Management

Our risk management method focuses on the following categories of risks: strategic risks, operating risks, financial risks, regulatory/legal risks and cyber risks.

Our structure is strengthened by the operation of our risks and internal controls department, comprising the following macroprocesses: management of internal controls, management of corporate risks, segregations of duties, crisis management, monitoring of potential violations and business continuity.

The purpose of our risk and internal controls department is to ensure that the identification, prioritization, assessment, mitigation and management of the main risks are conducted in accordance with the best practices established by us and the market, ensuring transparency and integrity in our processes. We also use these tools to prevent uncertainties that may negatively affect our results. We seek the continuous improvement of our risks management and internal controls system. For more information, see “Item 15. Controls and Procedures.”

Management Model and Strategic Planning

Our management model comprises long-term planning, as set forth in our strategic plan, and short- and medium-term projects, as set forth in our action plan. Our strategic plan is our main avenue for the future. Through strategic mapping, we establish initiatives in order to drive Embraer’s growth and sustainable future while endeavoring to secure operational efficiency and meeting our economic and financial objectives. These efforts are guided by our safety and quality standards, core values and cultural pillars. Our action plan sets clear objectives for the first year, with a strong focus on execution. Our strategic plan and our action plan aim to secure our business continuity and the creation of value for shareholders, focusing on increasing our competitiveness, improving our corporate excellence model and continuously seeking to improve our results. For more information on our strategic plan, see “—Business Strategies.”

Seasonality

We have historically experienced seasonality in our results of operations and cash flow generation. This is mainly due to a traditionally higher number of deliveries in the fourth quarter, particularly in our Executive Aviation segment, which is in line with overall executive jet industry seasonality. Deliveries of executive jets in the fourth quarter historically constitute an average of over 40% of annual deliveries in our Executive Aviation segment, while in our Commercial Aviation segment the historical fourth quarter deliveries average is more than 35%.

We are currently developing a plan to mitigate such delivery concentration, referred to as Production Leveling. The Production Leveling plan has the main purpose of creating stability and having a leveled production throughout the whole year for both the Executive and Commercial Aviation segments. The main focus of our Production Leveling plan is on (i) sales and operating planning, (ii) sales and operations execution, and (iii) production plan and control, aiming to assess the demand and real capacity of our suppliers and our production facilities, assure the execution of a defined plan, mitigating risks for the short- and medium-term, and control aircraft production and completion on an hourly basis. We believe our synchronized planning, combined with execution management and our qualified workforce will contribute to the success of our Production Leveling plan, minimize delivery concentration and improve our operating results in the future.

C. Organizational Structure

Our operations are conducted by Embraer S.A. as the controlling and principal operating company. We have a number of direct and indirect subsidiaries, the majority of which is not considered significant. A complete list of our subsidiaries is filed as Exhibit 8.1 to this annual report, and a description of our joint ventures and project subsidiaries and strategic alliances is included in “Item 4. Information on the Company—B. Business Overview” above.

D. Property, Plant and Equipment

Overview

For information about our property, plant and equipment, see note 14 to our 2024 audited consolidated financial statements included elsewhere in this annual report. For a discussion of our capital expenditures relating to property, plants and equipment, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

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

In 2022, we entered into an agreement with Toyota do Brasil to embrace Toyota Production System (TPS) principles and concepts in its industrial operations. The program aims to eliminate waste, obtain operational efficiency, and increase value generation for stakeholders. During the first phase of this project, carried out throughout the second half of 2022, a team of TPS specialists from Toyota do Brazil was immersed into our daily work to evaluate and suggest improvements for our manufacturing area at the Ozires Silva Unit, located in São José dos Campos, Brazil. The first phase of the project has been concluded and presented a 50% cycle reduction for a specific commercial jets wing assembly process and 17% in overall wing manufacturing. Due to the results of the first phase, both companies decided on October 2023 to extend the project for an assembly line station.

Executive Aviation

Executive Aviation aircraft are currently produced in Melbourne, Florida in the United States of America and Gavião Peixoto, state of São Paulo, Brazil. The Melbourne facility is a final assembly plant with a Customer Center and an Engineering Office. In 2014, we announced an expansion plan to assemble the Legacy 450 and the Legacy 500 (currently Praetor 500 and Praetor 600) in this facility, to improve our production capacity. We have been increasing the number of executive jets produced in Melbourne since 2016. Since 2020, the Gavião Peixoto facility has manufactured executive jets and assembled the Praetor 500 and Praetor 600 aircraft.

Defense & Security

The Gavião Peixoto facility includes flight-testing capabilities for all Embraer aircraft and a final assembly line for our defense aircraft. This facility has been operational since November 2002. In May 2014, we inaugurated the final assembly line of the new military transport and aerial refueling jet, the KC-390 Millennium, and in February 2015, it successfully performed its first flight. Embraer is currently conducting additional flight tests for the KC-390 Millennium to validate operational improvements and address the increase in demand. In the fourth quarter of 2018, we received the Type Certificate from ANAC for the multi-mission airlift KC-390 Millennium and delivered the first aircraft in 2019.

We have a final assembly facility in Jacksonville, Florida, for Defense & Security where we initiated the final assembly line for the Super Tucano for the United States of America’s Air Force’s LAS Program in 2013. The Super Tucano is also manufactured at the Gavião Peixoto unit, responsible for the final assembly line and the manufacturing of large segments that supplies both of our final assembly sites.

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

Other Segments

We manufacture aerospace systems and components at our São José dos Campos facility. This production was originally carried out by our subsidiary ELEB Equipamentos Ltda., or ELEB, which was one of our productive subsidiaries located in São José dos Campos, ELEB has since been merged with and into the Company and these activities are now carried out by the equipment division of Embraer. Our main products in this initiative are structural parts, landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.

Additionally, in the city of Botucatu, located in the state of São Paulo, Brazil, we produce the Ipanema crop duster, which is developed pursuant to specifications of the Brazilian Ministry of Agriculture.

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

In 2023, our subsidiary Eve Holding, responsible for the development of eVTOL announced that the first eVTOL production facility will be located in Taubaté, state of São Paulo, and is scheduled to begin operations in 2026.

In July 2024, our subsidiary Eve Holding announced a significant advancement in the assembly of its first full-scale eVTOL prototype. During the 45th Farnborough Airshow, EVE unveiled the aircraft being built in the Embraer test facility of Gavião Peixoto, state of São Paulo.

Environmental Matters

We have the material environmental permits required to operate our business in our sites around the world. The terms of these operating permits are reviewed every year and, as of December 31, 2024, we were in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. Certified environmental, health and safety management systems have been progressively implemented across our manufacturing sites, with around 82% of our employees operating under an ISO 14001 and ISO 45001.

Since 2009, we have carried out our GHG emissions inventory in accordance with ISO 14064 Part I. As of 2020, we have increased the coverage of GHG emissions data, and in 2023 our GHG emissions inventory included 18 facilities, representing approximately 98% of coverage.

Work procedures and instructions are set up in order to ensure that the activities that cause environmental impacts are carried out in order to minimize or mitigate any environmental damage. We perform studies of environmental aspects and impacts and we implement actions to eliminate, reduce or control them, including infrastructure works.

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

We are committed to Brazilian and international legislations as well as our customers’ requirements. Our suppliers must also ensure that the environmental requirements will be met through their upstream supply chain. Accordingly, our suppliers and their supply chain must comply with applicable environmental legislations, such as European REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation (EC) No 1907/2006, TSCA (Toxic Substances Control Act), SCIP (Substances of Concern In articles as such or in complex objects (Products), established under the Waste Framework Directive (WFD)) and any other relevant rules that may affect our products.

The REACH regulation aims to improve the protection of human health and the environment through more strict regulation of chemicals. The regulation establishes progressive withdrawal of some of the substances considered of very high concern for human health and the environment.

To ensure compliance with REACH and SCIP requirements, since 2015 our engineering team uses an internal system to register substances present in raw materials and articles. In 2023, we created an automated process in which a contracted service provider requests and stores SVHC (Substances of Very High Concern) declarations from suppliers of purchased materials such as articles and complex objects. Our substances enriched database allows us to continuously evaluate the impact of and respond to REACH and SCIP regulatory changes, as well as upcoming regulations. As of December 31, 2024, we had not suffered any penalties in connection with REACH.

Our commitment to environmental sustainability and compliance with regulations are further reflected in our adherence to the Globally Harmonized System of Classification and Labelling of Chemicals (GHS). This internationally recognized system establishes harmonized criteria for the classification and labeling of substances and compounds with respect to physical, health, and environmental hazards. By complying with the GHS, we ensure that our products are manufactured, handled, and transported in a safe and environmentally responsible manner.

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

Our commitment to responsible manufacturing practices and our goal to minimize the environmental impact of our products is evident in our continuous disruption in the use of hazardous materials. We are actively promoting waste reduction during aircraft maintenance and operations by using LED lamps, which are free of mercury and have a longer lifespan than fluorescent bulbs. We are also working on sourcing materials and articles that do not employ hazardous chemicals, as well as on the reduction of the use of hazardous substances such as Hexavalent Chromium and Cadmium in our manufacturing sites. We believe these practices not only serve as an important step towards reducing the environmental impact of our products, but also sets a high bar for other companies to follow.

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

Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS Accounting Standards and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared in IFRS but are presented in reais. For certain purposes, including providing reports to our shareholders located in Brazil, filing financial statements with the CVM and determining dividend payments and other distributions and tax liabilities in Brazil, we have prepared and will continue to be required to prepare parent company financial statements in accordance with IFRS, presented in reais.

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

Overview

We are the world’s leading manufacturer of jets with up to 150 seats, with a 29.1% market share in accumulated deliveries since 2004, according to a 2024 Cirium report. With a global customer base and a customer-centric, technology-driven portfolio, we cater to the commercial airline, executive jet, and defense and security markets. Originally established as a government-controlled company producing aircraft for the Brazilian Armed Forces, we have evolved into a publicly traded company that serves diverse global markets, maintaining long-term client relationships through high-quality customer support. In 2024, our revenue reached US$6,394.7 million, with North America and Europe being our largest markets, while we also see growth opportunities in regions such as India, Brazil, Turkey, and Saudi Arabia.

Our strategy focuses on consistent execution of our business plan, operational efficiency, and partnerships to drive innovation and growth. We are committed to ambitious ESG targets, including carbon neutrality in operations by 2040, achieving 50% diversity hiring in entry-level programs and 20% representation of women in senior leadership by 2025, and maintaining the highest international corporate governance standards. With a firm order backlog of US$26.3 billion as of December 31, 2024, we continue to position ourselves as a leader in sustainable aviation and social responsibility.

Selected Operational Data

The following tables present a summary of our aircraft deliveries per segment and type of aircraft for the periods indicated.

	Year ended December 31,
	2024	2023	2022
Commercial Aviation Segment	73	64	57
EMBRAER 175	26	25	35
EMBRAER 190	—	—	3
E190-E2	8	1	1
E195-E2	39	38	18
Defense & Security Segment	3	3	4
KC-390 Millennium	3	2	1
A-29 Super Tucano	—	—	—
Modernization Programs	—	1	2
Special Mission(1)	—	—	1
Executive Aviation Segment	130	115	102
Praetor 500	28	20	15
Praetor 600	27	21	21
Phenom 100	10	11	7
Phenom 300	65	63	59
Other Segments	65	65	55
Ipanema	65	65	55

Total	271	247	218

(1)	Our Special Mission category comprises aircraft of our Executive Aviation segment portfolio that we have sold to customers of our Defense & Security segment.

The following tables present a summary of our aircraft backlog per segment and type of aircraft as of each of the dates indicated.

	As of December 31,
	2024	2023	2022
Commercial Aviation Segment	343	298	291
EMBRAER 175	164	100	90
E190-E2	25	16	7
E195-E2	154	182	194
Defense & Security Segment	65	40	40
KC-390 Millennium	32	22	21
A-29 Super Tucano	17	3	3
Modernization	—	—	1
Gripen E	15	15	15
Special Mission(1)	1	—	—
Executive Aviation Segment	483	308	281
Phenom 100/300; Praetor 500/600	483	308	281

Total backlog (in aircraft)	891	646	612

Total backlog (in US$ millions)	26,312.1	18,723.1	17,488.4

(1)	Our Special Mission category comprises aircraft of our Executive Aviation segment portfolio that we have sold to customers of our Defense & Security segment.

Significant Factors Affecting Our Results of Operations

Supply Chain Global Crisis

The primary constraint in our mission to achieve pre-pandemic level of deliveries lies in the supply chain disruptions that have affected our industry on a large scale in the last few years, and which have impacted our suppliers’ ability to deliver parts and goods to us in a timely manner, therefore affecting our delivery schedule and ability to comply with contracts. Nonetheless, Embraer delivered 73 aircraft in Commercial Aviation in 2024, at the top of revised estimates of 70-73 for the year and within the original estimates of 72-80).

In 2024, the Executive Aviation segment continued to witness the impact of a globally disrupted supply chain. Despite the ongoing efforts throughout our industry to mitigate supply problems, there are still significant challenges to increase production capacity and provide availability of parts to fleet maintenance. This scenario has been progressively improving as we continue to closely monitor these risks and our supply chain, in order to improve future predictability of parts. In 2024, our executive aircraft deliveries achieved a 13% increase compared to 2023, reaching 130 units, for the year and at the midpoint of our original deliveries estimate for 2024.

The Defense & Security segment has benefitted from the current geopolitical landscape, which has driven an increase in global defense spending. This trend expanded our customer base and positively impacted the segment’s performance. We believe we are well positioned to provide highly effective solutions, creating sales opportunities for our Defense & Security segment, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors in all domains (air, sea, land, space and cybersecurity). In 2024, our KC-390 Millennium program capitalized on these opportunities by securing contracts with the Netherlands, Austria, the Czech Republic and an undisclosed customer. Furthermore, as the global fleet of military tactical transport aircraft approaches retirement age, we believe the KC-390 Millennium has the potential to capture a significant share of the replacement market.

Given our business expansion and the diversification of our fleet, which reaches various customer profiles, we believe the Services & Support segment is well-positioned to increase profitability over the next several years, especially considering the increasing demand for services as the fleet ages. In 2024, revenue from Services & Support constituted 25.6% of our revenues, with a 6.3% CAGR over the past six years, reflecting growth potential within Embraer.

The reliance on long-term contracts, active maintenance events, parts sales, and training contributes to revenue stability. Factors like the renewal rate of contracts, favorable margin, and stable non-backlog revenue from maintenance and training enhance sustained profitability. Also, OGMA provides multi-brand diversification with MRO and repair services for both Embraer and non-Embraer customers, which we believe further strengthens our competitive position.

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

	As of and For the Year Ended December 31,
	2024		2023		2022		2021		2020
Growth in gross domestic product		3.4%		2.9%		2.9%		4.6%		(4.1)%
Inflation (IGP-M)(1)		6.5%		(3.2)%		5.5%		17.8%		23.1%
Inflation (IPCA)(2)		4.8%		4.6%		5.8%		10.1%		4.5%
CDI rate(3)		10.9%		13.0%		12.4%		4.4%		2.8%
SOFR rate(4)		4.7%		5.3%		4.6%		0.1%		0.1%
Appreciation (depreciation) of the real vs. U.S. dollar		(27.9)%		(7.2)%		(6.5)%		7.4%		28.9%
Period-end exchange rate—US$1.00	R$	6.1923	R$	4.8413	R$	5.2177	R$	5.5805	R$	5.1967
Average exchange rate—US$1.00(5)	R$	5.4746	R$	4,9841	R$	5.1386	R$	5.4071	R$	5.2426

Sources: Fundação Getúlio Vargas, or FGV, Brazilian Central Bank and Bloomberg.

(1)	Inflation (IGP-M) is the general market price index measured by FGV.
(2)	Inflation (IPCA) is a broad consumer price index measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).
(3)	The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)	Three-month Secured Overnight Financing rate, or the SOFR rate, the benchmark interest rate for U.S. dollar-denominated loans and derivative instruments, as of the last date of the period.
(5)	Represents the average selling rate of the exchange rates on the last day of each month during the period.

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of these assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In periods of devaluation of the real, we report (i) a remeasurement loss on real-denominated monetary assets and (ii) a remeasurement gain on real-denominated monetary liabilities. The appreciation of the U.S. dollar relative to the Brazilian real and other currencies in 2024 had a positive effect on our results of operations in that year. For additional information on the effects of exchange rate variations on our financial condition and results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Rate Risk.”

For additional information on the impact of macroeconomic factors on our financial position, see note 27 of our 2024 audited consolidated financial statements. In addition, for a discussion of related macroeconomic risks, please see “Item 3. Key Information—D. Risk Factors—Geopolitical and Macroeconomic Risks—Inflation and government efforts to curb inflation may contribute significantly to economic uncertainty and to heightened volatility in the Brazilian and international securities markets and, consequently, may adversely affect us” and “—Exchange rate volatility may adversely affect us.”

Tax Incentives

Tax Incentives for Companies in Research and Development

Brazilian Law No. 11,196/2005, commonly referred to as the Lei do Bem, grants tax benefits to entities involved in research and development activities for technological innovation.

To take advantage of the tax benefits, a beneficiary must (i) assess its income tax according to the real profit (lucro real) method, (ii) record taxable profits, (iii) be current with all of its fiscal obligations, and (iv) have qualifying investments in research and development.

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

For a discussion of certain risks related to these tax incentives, please refer to “Item 3. Key Information—D. Risk Factors—Regulatory, Compliance and Legal—Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results operation. In addition, we benefit from certain tax and other government-granted benefits and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us.”

Tax Incentives for Exporting Companies

Normative Instruction No. 2,126/2022, issued by the Brazilian Federal Revenue Service (Secretaria da Receita Federal), established the Special Customs Regime of Industrial Warehouse under Automated Control of Customs Board (Regime Aduaneiro de Entreposto Industrial sob Controle Informatizado), or RECOF. This regime allows the beneficiary company to import or to acquire in the local market raw materials, parts and components destined to industrial application on which federal taxes are not levied. Part of these goods must be processed, and it can be subsequently shipped both to domestic and foreign markets. When exporting the finished good, the Company is exempted from federal tax payments.

Similarly, Decree No. 45,490/2000, enacted by the state of São Paulo, introduced the Simple Special Customs Regime (Regime Especial Simplificado de Exportação), a state-level counterpart to RECOF, which suspends or exempts the Brazilian state value added tax (ICMS) for exporting companies.

For a discussion of certain risks related to tax reform, please refer to “Item 3. Key Information—D. Risk Factors—Regulatory, Compliance and Legal—Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results operation. In addition, we benefit from certain tax and other government-granted benefits and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us.”

Principal Components of Our Statement of Income

Revenue

We generate revenue from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. In 2024, we presented revenues from Commercial Aviation, Executive Aviation, Defense & Security, Services & Support, and Other segments. Below is a brief description of the Company’s operating segments:

•

Commercial Aviation: This segment focuses on the development, production, and sale of commercial jets, including the E-Jets 175 E1 (70 to 90 seats) and E-Jets E2 (88 to 146 seats). It represents the core of the Company’s business, catering to regional and mainline airlines globally.

•

Executive Aviation: This segment encompasses the development, production, and sale of executive jets, including the Phenom and Praetor models. It serves private and corporate customers seeking high-performance, state-of-the-art aircraft for business and personal use.

•

Defense & Security: This segment is dedicated to the development and production of military solutions. Our main revenue drivers are the KC-390 Millennium and the A-29 Super Tucano. It also includes other activities like research and development of integrated systems, border monitoring and surveillance, radars, and command and control systems (C4ISR).

•

Services & Support: This segment provides a comprehensive portfolio of solutions for operators of Embraer aircraft in the Commercial Aviation, Executive Aviation, and Defense & Security segments. Its offerings include field support, technical support, flight operations solutions, aircraft modifications, materials management, maintenance solutions, and training programs.

•

Other Segments: This covers activities with a smaller financial impact, mainly including the supply of structural parts and hydraulic systems and production of agricultural crop-spraying aircraft, development and certification of eVTOLs (electric vertical take-off and landing vehicles), creation of eVTOL service networks and air traffic control systems, as well as cybersecurity solutions through Tempest, which serves civil, government, and defense markets.

In 2024 and 2023, 62.0% and 61.5% of our revenue came from aircraft deliveries of Commercial Aviation and Executive Aviation. Revenue arising from the sale of Commercial and Executive aircraft are predominantly denominated in U.S. dollars. In turn, revenue from the Defense & Security segment represents 11.3% of our revenue in 2024. Moreover, 69.8% of such Defense & Security revenue was in U.S. dollar-denominated currency and 30.2% was in Brazilian real-denominated currency, as compared to 77.5% and 22.5% in 2023, respectively. Our Services & Support segment accounted for 25.6% and 26.9% of our revenue in 2024 and 2023, respectively. Finally, our Other segments accounted for 1.0% and 1.5% of our revenue in 2024 and 2023, respectively.

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

Our sales contracts in U.S. dollars with our Executive Aviation and Services & Support segment segments customers generally include adjustments for inflation as measured by the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same calendar year of the sale except when fixed prices are pre-determined considering the estimated inflation and strategic price positioning planning of a given aircraft model, in line with Embraer’s strategic planning. Our sales contracts with our Commercial Aviation and generally Defense & Security segment customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indexes related to raw material, transportation equipment and labor costs. Specific to Defense & Security sales contracts with Brazilian customers, national indexes are used to adjust the prices of the relevant contract. The initial deposits and progress payments are non-refundable (except in some instances contemplated in the agreement). Once a customer exercises an option to purchase an aircraft, we account for it as a firm order, and we begin to receive the respective progress payments and recognize revenue upon delivery of the aircraft or the contractual milestone.

In 2024, our Services & Support segment backlog reached US$4.6 billion, as compared to US$3.1 billion in 2023, driven by renewed contracts of integrated logistical support services and comprehensive airframe maintenance programs, such as the Flight Hour Pool Program for Commercial Aviation and Embraer Executive Care for Executive Aviation. These long-term contracts in the backlog cover mainly pool contracts and other services as spare parts, repair, maintenance, and technical services.

A significant part of our Defense & Security segment contracts, including the contracted research and development for specific programs, meets the criteria for revenue recognition by percentage of completion. For the contracts that do not meet the criteria for percentage of completion, we recognize revenue at a point of time, on the moment the product is delivered, or the service is rendered. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill pre-determined stages of completion of the project, including conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services

Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:

•

Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States of America.

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

Results of Operations

The following table presents statement of profit or loss data by segment for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in US$ millions)
Revenue
Commercial Aviation	2,208.6	1,846.8	1,543.9
Executive Aviation	1,762.7	1,408.2	1,244.4
Defense & Security	720.9	515.4	412.6
Services & Support	1,636.5	1,417.6	1,266.7
Other	66.0	80.5	72.8

Total	6,394.7	5,268.5	4,540.4

Cost of sales and services
Commercial Aviation	(2,008.9)	(1,698.3)	(1,382.3)
Executive Aviation	(1,407.7)	(1,134.8)	(953.2)
Defense & Security	(590.9)	(429.6)	(326.9)
Services & Support	(1,179.0)	(1,039.0)	(912.5)
Other	(55.1)	(57.2)	(53.3)

Total	(5,241.6)	(4,358.9)	(3,628.2)

Gross profit
Commercial Aviation	199.7	148.5	161.6
Executive Aviation	355.0	273.4	291.2
Defense & Security	130.0	85.8	85.7
Services & Support	457.5	378.6	354.2
Other	10.9	23.3	19.5

Total	1,153.1	909.6	912.2

Operating income (expense)
Commercial Aviation	(144.5)	(124.6)	(145.5)
Executive Aviation	(149.0)	(146.6)	(141.5)
Defense & Security	(85.4)	(57.5)	(76.4)
Services & Support	(187.5)	(163.4)	(203.4)
Other	(67.3)	(55.9)	(386.4)
Unallocated income (expense)	148.1	(47.1)	(69.5)

Total	(485.6)	(595.1)	(1,022.7)

Operating (loss)/profit before financial result
Commercial Aviation	55.2	23.9	16.1
Executive Aviation	206.0	126.8	149.7
Defense & Security	44.6	28.3	9.3
Services & Support	270.0	215.2	150.8
Other	(56.4)	(32.6)	(366.9)
Unallocated income (expense)	148.1	(47.1)	(69.5)

Total	667.5	314.5	(110.5)

The following table sets forth statement of profit or loss for the years indicated, in addition to presenting each line item as a percentage of our revenue for the periods indicated:

	For the Year Ended December 31,
	2024		2023		2022
	(in US$ millions, except percentages presented in absolute values)
Revenue	6,394.7	100.0%	5,268.5	100.0%	4,540.4	100.0%
Cost of sales and services	(5,241.6)	82.0%	(4,358.9)	82.7%	(3,628.2)	79.9%
Gross profit	1,153.1	18.0%	909.6	17.3%	912.2	20.1%
Administrative expenses	(198.9)	3.1%	(204.9)	3.9%	(184.9)	4.1%
Selling expenses	(309.7)	4.8%	(314.7)	6.0%	(274.4)	6.0%
Expected credit (losses) reversal	(21.1)	0.3%	10.2	0.2%	(17.4)	0.4%
Research expenses	(55.0)	0.9%	(90.3)	1.7%	(110.0)	2.4%
Other income	266.1	4.2%	170.7	3.2%	110.5	2.4%
Other expenses	(162.7)	2.5%	(176.3)	3.3%	(555.0)	12.2%
Equity in associates(1)	(4.3)	0.1%	10.2	0.2%	8.5	0.2%
Operating income	667.5	10.4%	314.5	6.0%	(110.5)	2.4%
Financial income	311.1	4.9%	128.6	2.4%	166.5	3.7%
Financial expenses	(415.6)	6.5%	(321.9)	6.1%	(290.0)	6.4%
Foreign exchange gain (loss), net	(6.0)	0.1%	(0.5)	0.0%	28.2	0.6%
Income (loss) before income tax	557.0	8.7%	120.7	2.3%	(205.8)	4.5%
Income taxes	(202.4)	3.2%	43.6	0.8%	2.3	0.1%

Income (loss) for the year	354.6	5.5%	164.3	3.1%	(203.5)	4.5%

Attributable to:
Owners of Embraer	352.5	5.5%	164.0	3.1%	(185.4)	4.1%
Non-Controlling Interests	2.1	0.0%	0.3	0.0%	(18.1)	0.4%

(1)	Share of net profit of investments accounted for under the equity method.

2024 Compared with 2023

Revenue

Our revenue increased US$1,126.2 million, or 21.4%, to US$6.394.7 million in 2024 from US$5,268.5 million in 2023. This was primarily due to (i) the increase in deliveries in Commercial and Executive Aviation, despite the supply chain shortage which has been affecting the aeronautical industry; and (ii) higher revenues in Services & Support and Defense & Security.

Revenues from our Commercial Aviation segment increased US$361.8 million, or 19.6%, to US$2,208.6 million in 2024 from US$1,846.8 million in 2023. This was primarily due to an increase of 14.1% in commercial aircraft deliveries, to 73 aircraft in 2024, from 64 in 2023. The increase in revenues was higher than the increase in the number of deliveries, as larger commercial jets deliveries (E190-E2 and E195-E2) increased 20.5% to 47 aircraft in 2024 from 39 in 2023, while EMBRAER 175 deliveries increased 4.0% to 26 aircraft in 2024 from 25 aircraft in 2023 (E-Jets E2 jets tend to carry higher average selling prices compared to EMBRAER 170/190 jets).

Revenue from our Executive Aviation segment increased US$354.5 million, or 25.2%, to US$1,762.7 million in 2024 from US$1,408.2 million in 2023. This was primarily due to a 13.0% increase in executive jet deliveries, to 130 in 2024 from 115 jets in 2023. The increase in revenues was higher than the increase in the number of deliveries, as deliveries of executive mid-size jets (Praetors) increased 34.1%, to 55 aircraft in 2024, from 41 in 2023, while deliveries of executive light jets (Phenoms) increased 1.4%, to 75 aircraft in 2024 from 74 aircraft in 2023 (Praetors tend to carry higher average selling prices compared to Phenoms).

Revenue from our Defense & Security segment increased US$205.5 million, or 39.9%, to US$720.9 million in 2024 from US$515.4 million in 2023. This was primarily due to: (i) the higher volume of revenues recorded using the percentage of completion method of revenue recognition in the KC-390 Millennium program (which method allows for revenue recognition as certain milestones are achieved and progress is made within the contracts); and (ii) the recognition of revenues arising from new KC-390 Millennium and A-29 Super Tucano agreements entered into in 2024.

Revenue from our Services & Support segment increased US$218.9 million, or 15.4%, to US$1,636.5 million in 2024 from US$1,417.6 million in 2023. This was primarily due to: (i) the higher demand for parts and components, mainly as a result of the growth of flight operator activities in the Commercial Aviation and Executive Aviation segments in 2024; and (ii) the revenues from the engine maintenance services contract entered into with Pratt Whitney by our subsidiary OGMA.

Revenue from our Other segments decreased US$14.5 million, or 18.0%, to US$66.0 million in 2024 from US$80.5 million in 2023. This was mainly due to the decrease in sales revenue in our subsidiary Tempest and the effect of the appreciation of the U.S. dollar against the Brazilian real on our Ipanema revenues in 2024.

Cost of Sales and Services

Our cost of sales and services increased US$882.7 million, or 20.3%, to US$5,241.6 million in 2024 from US$4,358.9 million in 2023. This was primarily due to: (i) the increase in Commercial and Executive Aviation deliveries; (ii) higher cost recognition in Defense & Security, using the percentage of completion method; and (iii) higher costs due to higher services and spare parts demand in Services & Support. The increase in cost of sales and services was lower than the 21.4% increase in revenues in 2024 as compared to 2023, which resulted in a decrease of 0.7 p.p. in cost of sales and services as a percentage of revenue to 82.0% in 2024, from 82.7% in 2023.

Cost of sales and services in our Commercial Aviation segment increased US$310.6 million, or 18.3%, to US$2,008,9 million in 2024 from US$1,698.3 million in 2023. This was primarily due to the increase in E-Jets E2 deliveries and revenues in 2024, as compared to 2023. Cost of sales and services increased by less than the 19.6% increase in revenues, mainly due to a more favorable E-Jets E2 customer mix in 2024, as compared to 2023, partially offset by higher freight costs of materials. Gross margin in our Commercial Aviation segment (calculated as gross profit from our Commercial Aviation segment divided by revenue from the Commercial Aviation segment) increased to 9.0% in 2024 from 8.0% in 2023.

Cost of sales and services in our Executive Aviation segment increased US$272.9 million, or 24.0%, to US$1.407.7 million in 2024 from US$1,134.8 million in 2023, which was lower than the 25.2% increase in revenues for the segment. This was mainly due to: (i) a more price-positive product mix; and (ii) greater deliveries volume. Gross margin in our Executive Aviation segment (calculated as gross profit from our Executive Aviation segment divided by revenue from the Executive Aviation segment) increased to 20.1% in 2024 from 19.4% in 2023.

Cost of sales and services in our Defense & Security segment increased US$161.3 million, or 37.5%, to US$590.9 million in 2024 from US$429.6 million in 2023. This increase in cost of sales and services was lower than the 39.9% increase in revenue in the same period, mainly due to a decreased share of KC-390 Millennium demand in the product mix and a greater number of A-29 Super Tucano volumes, partially offset by higher costs due to cost recognition related to the contract advances of the KC-390 Millennium, in accordance with the percentage of completion method in 2024. Gross margin in our Defense & Security segment (calculated as gross profit from our Defense & Security segment divided by revenue from the Defense & Security segment) increased to 18.0% in 2024 from 16.6% in 2023.

Cost of sales and services in our Services & Support segment increased US$140.0 million, or 13.5%, to US$1,179.0 million in 2024 from US$1,039.0 million in 2023. This increase in cost of sales and services was lower than the 15.4% increase in revenue in the same period, mainly due to the sale of spare parts with higher margins and an increase of services provided in our subsidiary OGMA in 2024 as mentioned above under “—Revenue”. Gross margin in our Services & Support segment (calculated as gross profit from our Services & Support segment divided by revenue from the Services & Support segment) increased to 28.0% in 2024 from 26.7% in 2023.

Cost of sales and services in the Other segments decreased US$2.1 million, or 3.7%, to US$55.1 million in 2024 from US$57.2 million in 2023. This decrease in cost of sales and services was lower than the 18.0% decrease in revenue in the same period, mainly due to greater material costs in connection with the production of Ipanema aircraft as a result of the appreciation of the U.S. dollar against the real.

Gross Profit

As a result of the aforementioned factors, our gross profit increased US$243.5 million, or 26.8%, in the year, to US$1.153.1 million in 2024 from US$909.6 million in 2023. Our gross margin (calculated as gross profit divided by revenue) increased 0.7 p.p. to 18.0% in 2024 from 17.3% in 2023.

Operating Income (Expenses)

As further discussed below, operating expenses decreased US$109.5 million, or 18.4%, to US$485.6 million in 2024 from US$595.1 million in 2023. Operating expenses as a percentage of revenues decreased to 7.6% in 2024 from 11.3% in 2023, as further explained in the paragraphs below.

Administrative expenses decreased US$6.0 million, or 2.9%, to US$198.9 million in 2024 from US$204.9 million in 2023. The majority of our administrative expenses are fixed and do not increase or decrease at the same rate as changes in our revenues. The main driver of the decrease in administrative expenses in 2024 as compared to 2023 was the decrease in third-party services and personnel expenses, mainly as a result of corporate efficiency measures, such as a reduction in consultancy and legal services and in executive compensation at one of our subsidiaries.

Selling expenses decreased US$5.0 million, or 1.6%, to US$309.7 million in 2024 from US$314.7 million in 2023. This was primarily due to reduced sales operations, including fewer marketing events, demonstration flights and sales campaigns in 2024 in Commercial Aviation and in our subsidiary Eve Holding. However, these savings were partially offset by the increase of commercial activities, primarily in Defense & Security and to a lesser degree in Services & Support and Executive Aviation.

Expected credit losses (reversal) increased US$31.3 million, to an expense of US$21.1 million in 2024 from a reversal of US$10.2 million in 2023. This was primarily due to provisions for expected credit losses related to one of our customers in the Services & Support segment.

Research expenses decreased US$35.3 million, or 39.1%, to US$55.0 million in 2024 from US$90.3 million in 2023. This was primarily due to a change in the EVE project approval status that resulted in the capitalization of research expenses to intangible assets in the last months of 2023 as compared to being expensed prior to the approval.

Other income increased US$95.4 million, to US$266.1 million in 2024 from US$170.7 million in 2023. This was primarily due to the proceeds from the Boeing arbitration agreement in 2024.

Other expenses decreased US$13.6 million, to US$162.7 million in 2024 from US$176.3 million in 2023. This was primarily due to: (i) a tax credit received from foreign services provided to the Company; and (ii) lower expenses due to efficiency gains in corporate programs.

Operating Income (Loss) Before Financial Result

As a result of the aforementioned factors, our operating income (loss) before financial result increased US$353.0 million, or 112.2%, to an operating income of US$667.5 million in 2024 from an operating income of US$314.5 million in 2023. Our operating margin (which is calculated as operating income divided by revenue) increased 4.4p.p. to a positive margin of 10.4% from a positive margin of 6.0% in 2023.

Financial Result

Financial income. Financial income increased US$182.5 million, or 141.9%, to US$311.1 million in 2024 from US$128.6 million in 2023, primarily due to derivative financial instruments, the positive fair value measurement of EVE’s warrants and interest on receivables.

Financial expenses. Financial expenses increased US$93.7 million, or 29.1%, to US$415.6 million in 2024 from US$321.9 million in 2023, primarily due to: (i) the expenses related to our phantom shares program, which was affected by the appreciation of Embraer’s common shares; (ii) the adjustment to fair value of financing to customers; and (iii) the negative fair value measurement of EVE’s warrants. These factors were partially offset by the decrease in interest on loans and financing accrued. For more information on our phantom shares plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Phantom Shares Plan.”

Foreign Exchange Gain (Loss), Net

Foreign exchange gain (loss), net increased US$5.5 million, to a loss of US$6.0 million in 2024 from a loss of US$0.5 million in 2023. This was primarily due to the depreciation of the real against the U.S. dollar in 2024, which affected assets, net of liabilities, denominated in reais.

Income Before Income Tax

As a result of the aforementioned factors, income before income taxes increased US$436.3 million, to US$557.0 million in 2024 from US$120.7 million in 2023.

Income Tax Expense

Income tax expense increased to an expense of US$202.4 million in 2024, from a benefit of US$43.6 million in 2023, primarily due to the impact on deferred income taxes of the exchange rate over non-monetary assets (mainly inventories, intangibles, and property, plant and equipment). In addition, in 2024, we had changes in the foreign exchange variation tax regime, which allows the Company to gain advantages in calculating current income tax, generating deductible expenses under the accrual basis and thereby avoiding cash outflows for income tax payments during the year. The option to change such regime is provided by law and our management can elect between the cash and accrual methods annually.

Income for the Year

As a result of the aforementioned factors, our income for the year increased US$190.3 million, or 115.8%, to US$354.6 million in 2024 from US$164.3 million in 2023. As a percentage of revenue, net margin (which is calculated as income for the year divided by revenue) increased 2.4 p.p. to a positive margin of 5.5% from a positive margin of 3.1% in 2023.

2023 Compared with 2022

For a description of our results of operation for 2023 as compared to 2022, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—2023 Compared with 2022” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 5, 2024.

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

As of the date of this annual report, we continue to experience certain ongoing challenges resulting from global political and economic conditions, such as delays in our supply chain, production operations, the shortage of pilots in the regional airline sector in United States of America which affect the demand for our products, mainly in Commercial Aviation. We expect that our customers may reschedule deliveries, fail to exercise options or cancel firm orders as a result of potential economic downturns, or financial volatility in our markets.

Cash Flow Analysis

As of December 31, 2024, we had US$1,563.0 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the coming 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in US$ millions)
Cash Flow Data
Net cash generated in operating activities	871.2	617.0	751.3
Net cash used in investing activities	(599.7)	(447.6)	(109.5)
Net cash used in financing activities	(335.7)	(348.7)	(669.2)

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and fixed term deposits in dollars issued by financial institutions, which have an immaterial risk of change in value. For more details, see note 5 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

2024 Compared with 2023

Net Cash Generated in Operating Activities

In 2024, net cash generated in operating activities amounted to US$871.2 million, an increase of US$254.2 million, or 41.2%, compared to net cash generated in operating activities of US$617.0 million in 2023. The increase in the operating cash flow was mainly due to higher net income in 2024, supported by the increase in contract liabilities (customer payments advances) as a result of the increase in sales and higher trade accounts payable. These factors were partially offset by the increase in accounts receivable and contract assets and the decrease in taxes and payroll charges payable. Cash used by working capital accounts (accounts receivable and inventories and trade account payables) was US$324.7 million in 2024 compared to cash used by working capital accounts of US$241.5 million in 2023.

Net Cash Used in Investing Activities

In 2024, net cash used in investing activities amounted to US$599.7 million, an increase of US$152.1 million, or 34.0%, from US$447.6 million in 2023. This was primarily a result of an increase of investments in intangible assets in 2024 and long-term financial investments, such as credit linked notes, as compared to 2023.

Net Cash Used in Financing Activities

In 2024, net cash used in financing activities amounted to US$335.7 million, a decrease of US$13.0 million, or 3.7%, compared to US$348.7 million in 2023. This was primarily due to (i) proceeds from the placement of Eve shares in 2024 amounting to US$65.6 million; and (ii) a higher net outflow of cash related to borrowing payments in 2024 of US$380.1 million, compared to US$331.2 million in 2023, which represents an increase in cash used of US$48.9 million.

2023 Compared with 2022

For a discussion of our cash flows for 2023 compared with 2022, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flow Analysis” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 5, 2024.

Capital Expenditures

We capitalize our expenditures related to product development projects as non-current intangible assets in our statement of financial position when it is probable that the relevant projects will generate future benefits, taking into account their commercial and technological feasibility and availability of technological and financial resources and only if their cost can be reliably measured. We amortize the assets in the form of charges to cost of sales and services in our statements of profit or loss, based on the total estimated number of aircraft to be delivered for each new product development project. We also capitalize expenditures related to property, plant and equipment as non-current assets in our statement of financial position and depreciate the assets in the form of charges to cost of sales and services in our statements of profit or loss. For additional information on how we amortize our intangible assets and depreciate our property, plant and equipment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Operating Data and Components of Our Statement of Income—Cost of Sales and Services.”

In our Commercial Aviation, Executive Aviation and Services & Support segment, we include our investments in development and property, plant and equipment as part of our capital expenditures. Development costs in these businesses are capitalized from the date of board approval for the relevant project until the final certification.

We also incur expenditures for our Defense & Security segment under both development and production contracts, as the same investment process of our other segments. However, we have some customers which may fund part of our programs, such as our agreement with the Brazilian government for the development and production of the KC-390 Millennium. A significant part of these contracts is defined as construction contracts and the revenue associated with these contracts is realized on a percentage of completion basis, as contract milestones are achieved.

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

As of December 31, 2024, the total capital expenditures in our Commercial Aviation, Executive Aviation and Services & Support segments accounted for US$195.3 million. The anticipated source of funds to satisfy such investments is related to our cash generated in operating activities.

Credit Facilities and Lines of Credit

Revolving Credit Facility

On August 6, 2024, our subsidiaries EAH and Embraer Netherlands Finance B.V., or Embraer Netherlands Finance, entered into a revolving credit facility in the amount of US$1.0 billion, maturing on August 6, 2029, with 17 international financial institutions. The facility is guaranteed by Embraer and certain of our subsidiaries, and borrowings under the facility will accrue interest at a rate comprised of Term SOFR plus a margin of 0.950% to 1.700% per annum, depending on our corporate rating at the time of the disbursement. As of December 31, 2024, neither EAH nor Embraer Netherlands Finance had incurred any borrowing under this facility.

Facilities with Multilateral Development Banks and Agencies

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by the BNDES. On December 15, 2022, we entered into an export financing agreement with the BNDES in the total amount of R$2.2 billion (US$400 million) under the BNDES-Exim program, which was partially paid in the total amount of US$28.3 million in November 2024. As of December 31, 2024, the total amount outstanding under this agreement was US$372.8 million.

In February, 2024, we entered into a credit innovation facility with BNDES in the aggregate amount of R$500 million (or approximately US$80.7 million). As of December 31, 2024, we had received disbursements of US$8.2 million under this credit facility, which was also the total amount outstanding as of such date.

In January 2023, we entered into a credit facility with Citibank, N.A. in the aggregate principal amount of US$200 million to finance purchases of supplies made by us in the United States of America. Disbursements under this credit facility will be made according to proof of purchases of inputs from suppliers. This credit facility is guaranteed by Export-Import Bank, the official US export credit agency. As of December 31, 2024, we had received disbursements of US$24.6 million under this credit facility, and the total amount outstanding under this agreement was US$10.7 million.

In August 2020, we entered into a working capital guarantee agreement with the Export-Import Bank of the United States of America in an aggregate principal amount of US$97.2 million, which amount was disbursed in 2020 and paid in December 2023. This working capital and export financing has strengthened our cash position and guaranteed funding for our entire operational process, from production to product shipment for the export market. In December 2023, we decided to renew this agreement for an additional three-year period. As of December 31, 2024, no disbursements had been made under this facility.

In June 2022, we entered into a credit facility with J.P. Morgan Chase Bank, NA, London Branch in the aggregate principal amount of US$100 million, guaranteed by U.K. Export Financing. As of December 31, 2024, the total outstanding amount under this facility was US$66.8 million.

Senior Notes

In February 2017, Embraer Netherlands Finance issued US$750.0 million aggregate principal amount of 5.400% senior unsecured guaranteed notes due 2027, or the 2027 notes.

In September 2020, Embraer Netherlands Finance issued US$750.0 million aggregate principal amount of 6.950% senior unsecured guaranteed notes due 2028, or the 2028 notes.

In July 2023, Embraer Netherlands Finance issued US$750.0 million aggregate principal amount of 7.000% senior unsecured guaranteed notes due 2030, or the 2030 notes.

As of December 31, 2024, US$533.2 million, US$491.9 million and US$761.7 million was outstanding on the 2027 notes, the 2028 notes, and the 2030 notes, respectively. We may from time to time seek to retire or purchase our outstanding debt, including our guaranteed notes due 2027, 2028 and 2030, through cash purchases, tender offers and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise—and have subsequently done so with respect to our notes due 2027 (see “—Subsequent Event” below). The repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material, and notes repurchased may be canceled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.

Other Facilities

We have various other long-term loans and credit agreements with aggregate outstanding borrowings amounting to US$245.9 million as of December 31, 2024. For additional information on these financing arrangements, see note 19 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, US$533.8 million of our loans and financing (current and non-current) is secured by real estate, machinery, equipment, and US$705.1 million is subject to bank guarantees.

We continue to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with the business cycle. For additional information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see note 19 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Subsequent Events

Other than the events described below, no subsequent events have occurred after December 31, 2024. See note 37 to our 2024 audited consolidated financial statements.

Corporate restructuring

In January 2025, the subsidiary ELEB merged into Embraer. In addition, in January 2025, our subsidiary Airholding S.A. merged with and into our subsidiary Embraer Portugal S.A.

Repurchase offer

In February 2025, the Company repurchased and settled the following outstanding notes in a total of US$411.0 million:

•	US$253.0 million: this amount includes a partial repurchase of our 2027 notes. This amount comprises US$250.0 million in principal and US$3.0 million in premium expenses.

•	US$158.0 million: this includes a partial repurchase of our 2028 notes. This amount comprises US$150.0 million in principal, US$1.0 million in interest, and US$7.0 million in premium expenses.

Subsequently, the Company announced the full redemption of the outstanding notes remunerated at 5.40% p.a. with maturity in 2027. In March 2025, these notes were redeemed in the total amount of US$ 279.1 consisting of US$272.4 million in principal, US$2.1 million in interest, and US$4.6 million in premium expenses.

Debt issuance

In February 2025, the Company, through its subsidiary Embraer Netherlands Finance B.V., raised funds by issuing guaranteed bonds totaling US$650.0 million, which will mature in 2035 and have a coupon of 5.98% p.a. The bonds are fully and unconditionally guaranteed by Embraer.

New civil action

In March 2025, a shareholder derivative action captioned Taylor v. Embraer Aircraft Holding, Inc., et al was filed in the Court of Chancery of the State of Delaware, against EAH and Eve Holding’s directors and executive officers, asserting breach of fiduciary duty claims related to the private placement of common stock and warrants that were issued to EAH in September 2024. The defendants intend to defend against the plaintiff’s claims in this action. As of the date of this annual report, we have assessed that it is not probable that we will be required to expend funds to resolve this claim.

Repurchasing Embraer’s own shares

In March 2025, Embraer repurchased its own equity instruments. The number of shares acquired was 1,066,667 ordinary shares in the total amount of R$82.2 million (equivalent to US$14.5 million), including the qualifying costs attributable to this equity transaction.

Early settlement of financing

In March 2025, the Company fully settled its contract with BNDES, which had an interest rate of 5.49% per annum and was set to mature in 2027. No additional costs due to the prepayment were incurred.

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

The majority of our research and development activities is concentrated in Brazil, but we also maintain internal initiatives and partnerships in several locations around the world.

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

Intellectual Property

Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including, but not limited to, Brazil, the United States of America, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2024, Embraer had approximately 571 trademarks registered or in the process of registration, and our subsidiary EVE had 107 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.

We develop our intellectual property in our research, development and production process. Under the agreements we have with some of our suppliers and risk-sharing partners, we are granted access to information and technology necessary to better develop, manufacture and market our products. We aim to protect our intellectual property rights resulting from investments in technical research and development. Currently, we hold granted patents and patent applications from the appropriate registries in Brazil, the United States of America, the European Union, Russia, Japan, India and China in connection with the various technologies of our products. We require that our suppliers and risk-sharing partners respect the intellectual property rights of third parties, and we believe that we have the necessary intellectual property rights to conduct our business and operations.

Considering our utility and design patent portfolios, as of December 31, 2024, Embraer had filed 889 patent applications and had been granted 771 patents, and EVE had filed 33 patent applications and had been granted 20 patents.

Innovation

We intend to keep investing in technologic innovative solutions and searching for opportunities to transform our business, products, services, and markets aiming for a more sustainable future. Through innovations and new technologies, we aim to gain efficiency, flexibility, and agility to obtain competitive advantages.

Innovations that resulted in products and services launched in the last five years accounted for 51.9% of our revenues in 2024. We believe innovation is key to the competitiveness and continuous growth of our business. For this reason, we have created a vice-presidency dedicated to Corporate Strategy, Digital and Innovation, that reports directly to our chief executive officer.

We have also implemented the Innovation Verticals, focused on research, technology and innovation to accelerate business results, and whose main purpose is to organize and prioritize innovation efforts and investments, activating the best power of a common, co-created corporate vision about business models, niches, technologies, future products, services and processes. The Innovation Verticals integrate our innovation efforts across all business segments, affiliates and Embraer-X, a market accelerator committed to the development of innovative solutions. Our current Innovation Verticals are: (i) Zero Emission, (ii) Autonomous Flight, (iii) Artificial Intelligence, Data Science and Cybersecurity (iv) Industry 4.0, (v) Airframe Competitiveness, and (vi) Passenger Experience.

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

In 2024, Embraer-X establish local offices in Silicon Valley and the Boston metropolitan area, aiming to expand its partnerships with cutting-edge technology companies, venture investors, and academic and research institutions in the main innovation ecosystems of North America and the world. Strengthening Embraer’s commitment to Sustainable Aviation objectives, in 2024 Embraer-X also entered into relevant partnerships with Greentown Labs, the largest climate tech incubator in North America, and Sustainable Aero Lab, an innovation hub that targets tangible reduction of the climate footprint of aviation, leveraging in both cases open innovation in connection with global researchers, experienced entrepreneurs, founders, industry professionals and investors. Beacon, the second business accelerated by Embraer-X after EVE, has transitioned to Services & Support segment connecting with digital transformation efforts and Embraer’s digital solutions portfolio in a strategic spin-in transaction (incorporating Beacon in our Services & Support segment instead of incorporating it in our corporate structure as a separate entity). Beacon brought synergy and integration with our current business, connecting operators, maintenance services and mechanics in a more agile and collaborative way, aiming to increase the number of partners and users on the platform.

Moreover, our subsidiary Eve Holding met all 2024 milestones it had presented to the market, including the conclusion of its first prototype and the initial stages of the ground tests. It has also defined with ANAC the basis of certification and defined the configuration of its eVTOL factory, and secured funding for this project with the BNDES. Lastly, Eve consumed US$141 million of cash last year, close to the low end of the US$130- US$170 million guidance it had announced for 2024.

In addition to agreements and partnerships, Embraer-X also makes active use of venture capital. Connected to Embraer Ventures, our corporate venture capital vehicle, and seeks to identify and create synergies with technology-based startups of high economic and social impact. Currently, Embraer Ventures implements its strategy through five venture capital funds: (i) the Brazil Aerospace Fund (FIP-AERO), (ii) Catapult Ventures I, and (iii) Catapult Ventures II, which are based in the Silicon Valley, (iv) Catapult Opportunities, which is a side fund of Catapult I, (v) MSW Multicorporate II, and (vi) United Airlines Ventures (UAV). The technology topics covered by the investments are our current innovation verticals among others. Besides being a shareholder in FIPs, Embraer Ventures also invests directly in minority stakes in companies.

In February 2024, we announced that we had joined the Sustainable Flight Fund, an initiative of United Airlines Ventures created to boost the supply and availability of SAF through investments in innovative start-ups. Embraer joined 22 other partners from different sectors of the industry, in addition to United Airlines.

To enhance pre-competitive aeronautical research capabilities in Brazil and other countries, Embraer has been collaborating with various research and technology organizations worldwide. This partnership encompasses a wide range of technologies, including Sustainable Aviation Fuels (such as hydrogen), Electrification, Autonomy, Flight Safety, Aircraft Condition-Based Maintenance, Aircraft Design, New Materials and Structures, Noise Reduction, Airborne Systems, Augmented Reality, Artificial Intelligence, and Data Science, as well as Flexible Manufacturing Solutions

Some research and technology projects are developed in cooperation with reference universities and research centers in Brazil and abroad, including: Instituto Tecnológico da Aeronáutica, Universidade Federal de Santa Catarina, Universidade de São Paulo-Escola de Engenharia de São Carlos, Universidade Estadual de Campinas, Universidade Federal de São Paulo, Universidade do Estado de São Paulo, Universidade Federal de Itajubá, Universidade Federal de Viçosa, Universidade Federal de Uberlândia, Universidade Federal de Santa Maria, Universidade Federal de Pernambuco, Centro Universitário da FEI, SENAI, Centro de Pesquisa em Energia e Materiais, CERTI, CPQD, Instituto de Pesquisa Tecnológica, Instituto de Estudos Avançados, Instituto Tecgraf de Desenvolvimento de Software Técnico-Científico da PUC-Rio, Instituto Nacional de Tecnologia, MIT, Bristol University, Instituto Superior de Engenharia do Porto, Tu Delft, DLR, Intelligent Vision Systems, Rosemount, Goodrich/Collins Aerospace, GMV, University of Stuttgart, University of Linköping, University of Hanyang, Cranfield University, City University London, RollsRoyce, Politecnico de Torino, Deep Blue SRL, Wideroe, SAAB, Mälardalen University and FACC AG.

Embraer and the Technological Institute of Aeronautics (ITA) have been partners since the end of 2022 in FLYMOV, an Engineering Research Center (ERC) dedicated to researching and developing innovative and potentially disruptive technologies at the pre-competitive stage, to revolutionize the future of air mobility. Enhancing technological readiness through basic and applied research in emerging technologies can significantly reduce uncertainties and risks associated with generating innovations for production processes, new products, and services. FLYMOV comprises over 130 individuals, including researchers, Embraer employees, and scholarship recipients at the undergraduate, master’s, doctorate, and post-doctorate levels. This ambitious initiative aims to set a new benchmark for the competitiveness of the national industry and to train professionals who will drive innovation in the air mobility ecosystem. Our research focuses on several key areas:

•	Aero-Propulsive Integration for Electric Aircraft (APIE);

•	Machine Control for Electric Propulsion (MCEP);

•	Decision Methods for Autonomous Systems (DMAS);

•	Advanced Design for Metallic Additive Manufacturing (ADAM); and

•	Intelligent Aircraft Final Assembly (IAFA).

In June 2023, we, through our subsidiary Embraer Aircraft Holding, Inc., and Nidec Motor Corporation, one of the world’s leading comprehensive electric motor manufacturers, comprised by approximately 340 group companies all over the world, agreed on the formation of a new company named Nidec Aerospace, LLC, for the joint development and manufacture of electric propulsion systems for aeronautical usage, including for vertical take-off and landing vehicles, and for fixed-wing aircraft. The transaction was consummated on October 5, 2023.

We have created “Innovation Month,” which aims to strengthen the innovation culture within Embraer and prepare the Company for the coming years. Throughout the month of September 2024, four interconnected events took place: Innovation Day, Marathon Startup Program, Embraer Technology and Innovation Seminar (SETI) and HackaEmb (one event per week) all of which brought discussions that shape Embraer’s future, with over 19,000 accesses to the event’s internal communication portal. The month ended with an event to recognize employees who stood out in internal innovation programs and the team involved, with a total of 143 innovators recognized.

Moreover, the Green Light is our entrepreneurship program that evaluates innovative proposals presented voluntarily by employees and provides time availability, technical and business mentoring, and resources for them to carry out the idea until its technical and economic feasibility is proven. In 2024, 20 innovative projects were under development.

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

Our digital transformation strategy includes a focus on enablers and projects, ensuring that we have the necessary tools and initiatives to support our strategic goals. On enablers, we have projects related to our architecture, people, governance, and technology. To accelerate digital transformation by increasing human capital aligned with our strategy, we launched two new entry programs: (i) Software Specialization Program (in partnership with the Federal University of Pernambuco, enhancing knowledge of embedded software and data science) and the (ii) Social Tech Program (a career acceleration program in technology providing quality education to underrepresented groups). In the past three years, more than 1,700 students graduated from these programs. Our projects are adopting a data-driven approach, with the aim of increase our operational efficiency. This involves leveraging advanced analytics and big data to make informed decisions, optimize processes, and create personalized experiences for our customers. By integrating data insights into our operations, we aim to drive innovation, improve efficiency, and deliver greater value to our stakeholders.

D. Trend Information

General Information

Our total firm order backlog as of December 31, 2024 was US$26.3 billion, of which US$10.2 billion was from the Commercial Aviation segment, US$7.4 billion was from the Executive Aviation segment, US$4.6 billion was from the Services & Support segment and US$4.2 billion was from the Defense & Security segment. Our total firm order backlog as of December 31, 2023 was US$18.7 billion, of which US$8.8 billion was from the Commercial Aviation segment, US$4.3 billion was from the Executive Aviation segment, US$2.5 billion was from the Defense & Security segment and US$3.1 billion was from the Services & Support segment. Our total firm order backlog as of December 31, 2022, was US$17.5 billion, of which US$8.6 billion was from the Commercial Aviation segment, US$3.9 billion was from the Executive Aviation segment, US$2.4 billion was from the Defense & Security segment and US$2.6 billion was from the Services & Support segment.

On February 27, 2025, we released our projections for 2025, including a deliveries range of 77 to 85 aircraft in the Commercial Aviation segment and a range of 145 to 155 aircraft in the Executive Aviation segment, compared to the deliveries of 73 aircraft in the Commercial Aviation segment and 130 aircraft in Executive Aviation segment in 2024.

Economic uncertainty will continue to play a role in investment attitude and philosophy of the private and public sectors. Business jet prospective buyers around the globe are reviewing their cash flows and capital expenditures in order to preserve capital, which is affecting market growth fundamentals and perspectives. Furthermore, the COVID-19 pandemic negatively affected the supply of pilots in the United States of America, many of which decided to change careers or retire as a result of the pandemic, and also resulted on the global shortage of components, affecting our supply chain cycles. For more information, see “Item 3. Key Information—D. Risk Factors.” For additional information on trends in our business, see “Item 4. Information on the Company—B. Business Overview—Business Strategies.” For additional information on risks affecting our business, see “Item 3. Key Information—D. Risk Factors.”

Commercial Aviation Segment

In the Commercial Aviation segment, the extensive airline traffic disruption caused by COVID-19, which affected our customers’ operations throughout the world, was only recovered during 2024, when the global commercial airline traffic reached 2019 levels, as reported by IATA.

For the E175 market, the regional aircraft market in the United States of America reestablished itself after a period of shortage of pilots’ availability. As a result, we have once again been receiving relevant additional orders for this aircraft type. We believe that these orders should reinforce the relevance of segment as the backbone of the United States of America’s network for the foreseeable future.

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

The following table summarizes our order book in our Commercial Aviation segment for any aircraft type for which there were outstanding orders as of December 31, 2024.

Aircraft Type	Firm Orders	Deliveries	Backlog

EMBRAER 175	943	779	164
E190-E2	52	27	25
E195-E2	282	128	154
Total	1,277	934	343

The following tables provide further break down of our Commercial Aviation order book as of December 31, 2024 by customer and country.

EMBRAER 175

Customer	Firm Orders	Delivered	Backlog

Air Canada (Canada)	15	15	—
Air Lease (USA)	8	8	—
Air Peace (Nigeria)	5	—	5
Alitalia (Italy)	2	2	—
American Airlines (USA)	204	112	92
Belavia (Belarus)	1	1	—
CIT (USA)	4	4	—
ECC Leasing (Ireland)*	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (USA)	5	5	—
Horizon Air / Alaska (USA)	50	44	6
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (USA)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (USA)	4	4	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Overland Airways (Nigeria)	3	2	1
Republic Airlines (USA)	187	146	41
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	228	212	16
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
Undisclosed	4	1	3
United Airlines (USA)	110	110	—

Total	943	779	164

*	Aircraft delivered by ECC Leasing to Air Caraibes.

E190-E2

Customer	Firm Orders	Delivered	Backlog

AerCap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
AirCastle (United States of America)	2	—	2
Azorra (USA)	16	8	8
Helvetic (Switzerland)	8	8	—
Mexicana (Mexico)	10	—	10
Placar Linhas Aéreas (Brazil)	1	1	—
Widerøe (Norway)	3	3	—
Virgin Australia (Australia)	4	—	4
Undisclosed	1	1	—

Total	52	27	25

E195-E2

Customer	Firm Orders	Delivered	Backlog

AerCap (Ireland)	43	27	16
Air Peace (Nigeria)	13	5	8
AirCastle (United States of America)	23	16	7
Azorra (USA)	23	9	14
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	16	15	1
Helvetic (Switzerland)	4	4	—
ICBC (China)	10	9	1
Luxair (Luxembourg)	6	—	6
Mexicana (Mexico)	10	—	10
Porter (Canada)	75	43	32
Royal Jordania (Jordan)	2	—	2
Salam Air (Oman)	6	—	6

Total	282	128	154

Executive Aviation Segment

In 2024, the executive aviation market continued to show growth, reflecting the efforts to raise production capacity towards normalization between supply and demand. Global industry deliveries were lower than expected, but still 5% higher year-over-year. As for new aircraft demand, it remained robust throughout 2024, modestly below the activity seen in the previous year, although it exceeded prior expectations. The fractional ownership market, in particular, secured additional orders, driven by the high demand for flexible and personalized travel options. In the face of resilient demand, the industry’s backlog continued to grow, pointing to a smoother transition on the normalizing trend of the industry’s book-to-bill.

In this scenario, our executive jets stood out in all fronts. As the leader in deliveries growth over the past four years according to data published by GAMA, we also achieved high sales and revenue results while maintaining resilient price discipline. With superior book-to-bill performance compared to our peers and an increasing market share of 31% in our classes, our portfolio has seized the benefits of our customer-centric philosophy and consistent efforts to scale and level production. We remain focused on meeting the growing demand for our products, which are renowned for innovation, technology, and sustainability.

In 2024, we delivered 130 jets, a growth of 13% in deliveries that led to a market share capture of approximately 18% across all jet classes.

Defense & Security Segment

Regarding our Defense & Security segment, we expect an increase in global defense spending driven by the current geopolitical landscape. With our comprehensive product portfolio and global presence, we are well-positioned to deliver highly effective solutions, creating significant sales opportunities in areas such as aircraft platforms, critical software, command, control, communications, and intelligence (C4I), as well as sensors across all domains—air, sea, land, space, and cybersecurity.

In 2023, our KC-390 Millennium program capitalized on market opportunities, securing contracts with South Korea and being selected by Austria, the Czech Republic, and the Netherlands. As the global fleet of military tactical transport aircraft nears retirement, we expect the KC-390 Millennium to capture a substantial share of the replacement market.

In 2024, we signed contracts to supply the KC-390 Millennium to four customers: Netherlands, Austria, the Czech Republic and an undisclosed customer. The aircraft was also selected by Sweden and Slovakia, and negotiations with these countries are ongoing. Moving forward, we expect the main growth driver for the KC-390 to remain the replacement of older tactical transport platforms as those approach retirement age.

The A-29 Super Tucano continues being the leader in its segment and, in 2024, a total of 29 aircraft were acquired by five customers: Paraguay, Uruguay, Portugal and two undisclosed customers. The platform is operated by 20 countries and is expected to maintain its standing leadership on the market.

Services & Support Segment

In the Services & Support segment, we are confident that integrating an in-service fleet perspective with our existing business excellence initiatives will position the segment to achieve higher return rates. This strategy involves a comprehensive analysis of the external business environment across all dimensions, enabling the identification of potential operational risks. Overall, the combination of fleet growth, a diversified customer base, and strategic initiatives positions the Services & Support segment for sustained profitability.

E. Critical Accounting Estimates

For an overview of our critical accounting estimates, please see note 3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

We are managed by our board of directors (Conselho de Administração), composed of a minimum of nine and a maximum of 11 effective members. Our board of executive officers (Diretoria) is composed of no less than four and no more than 11 members (each an executive officer). We have a permanent fiscal council (Conselho Fiscal), which is composed of at least three and no more than five members and an equal number of alternates.

There are no family relationships among the members of our board of directors, the members of our board of executive officers or the members of our fiscal council.

Board of Directors

Our board of directors meets ordinarily eight times a year and extraordinarily when called by the chairman. It is responsible for, among other things, establishing our general business policies and electing our executive officers and supervising management.

Our board of directors is appointed by our shareholders for a two-year term, reelection is permitted, and there are three appointed seats as follows: (i) one effective and one alternate member to be appointed by the Brazilian government, as holder of the “golden share,” and (ii) two effective and two alternate members to be appointed by our employees (one board member and his alternate to be appointed by the Employee Investment Club of the Company – CIEMB – Clube de Investimentos dos Empregados da Embraer and one board member and his or her alternate to be appointed by the non-shareholder employees of the Company). The remaining eight effective directors are elected in accordance with slate voting, or cumulative voting, rules according to our bylaws. For additional information on the rules and procedures regarding the nomination and election of our board members, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors—Election of Board of Directors.” There is no mandatory retirement age for our directors.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors, as of the date of this annual report:

Name	Age	Position	Year First Elected to Board
Alexandre Gonçalves Silva	80	Chairman	2011
Raul Calfat	72	Vice-President	2017(1)
Claudia Sender Ramirez	50	Member	2021
Dan Ioschpe	60	Member	2020
Kevin Gregory McAllister	61	Member	2021
Mauro Gentile Rodrigues da Cunha	53	Member	2023
Márcio Fernando Elias Rosa	62	Member	2023
Todd Messer Freeman	65	Member	2021
Pedro Luís Farcic	61	Member	2023
Alexandre Magalhães Filho	72	Member	2015
Edmilson Saes	63	Member	2023(2)

(1)	Appointed as the vice-president of our board of directors on May 18, 2020.
(2)	Appointed as a member of the board of directors also from 2019 to 2021.

Alexandre Gonçalves Silva. Mr. Silva holds a Bachelor of Science degree in mechanical engineering from Pontifícia Universidade Católica do Rio de Janeiro (PUC Rio de Janeiro). In his 40-year career, he has occupied positions in several areas, including 22 years as a CEO. Mr. Silva was the CEO of General Electric (GE) in Brazil from 2001 to 2007 and since then, he has occupied positions on boards of directors of various companies. Mr. Silva is the chairman and an independent member of our board of directors, an independent member of the board of directors of Nitroquímica, Iochpe-Maxion, Algar and Sabesp. He was an independent member of the board of directors of Ultrapar from 2015 to 2021 and an independent member of the nomination committee of Vale S.A until April 2021.

Raul Calfat. Mr. Calfat holds a degree in business administration from Fundação Getúlio Vargas (FGV). Mr. Calfat is an independent member and vice-chairman of our board of directors and serves as coordinator of the Strategy and Innovation Committee and member of the People and ESG Committee. Mr. Calfat was the chief executive of Votorantim S.A. until December 2013 and Chairman of the board of directors of Votorantim S.A. from January 2014 until April 2019, has been the chairman of the Board of Directors of Aché Laboratórios Farmacêuticos S.A. since September 2018 and will end his term on March 2025. He has also been an independent member of the Board of Directors of Itaúsa since May 2023 and Chairman of the Board of Directors since April 2024, and an independent member of the Board of Directors of China Three Gorges Brasil. He was an independent member of the Board of Directors of Fleury S.A from May 2021 to April 2022, has been an independent board member of Dexco S.A. from 2015 to 2023 and a member of the Board of Directors of Hospital Sírio-Libanês from 2015 to 2020. He is also a Senior Advisor at RGE Pte Ltd (Singapore), Bracell SP Celulose Ltda.

Claudia Sender Ramirez. Mrs. Ramirez has a bachelor’s degree in chemical engineering from Escola Politécnica da Universidade de São Paulo, obtained in 1998 and an MBA degree from Harvard Business School, earned in 2002. She was recognized by the World Economic Forum as a Young Global Leader in 2014. Mrs. Ramirez an independent member of our board of directors and a coordinator of the People and ESG Committee and member of the Audit, Risk and Ethics Committee. She also is a member of the board of directors of companies listed in Brazil and Europe, such as Gerdau in Brazil, Telefonica in Spain and Holcim in Switzerland. In addition, Mrs. Ramirez is a member of the board of trustees of several NGOs, such as Ensina Brasil, Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva. Before serving as a board member, Mrs. Ramirez was President and CEO of LATAM Airlines Brasil and Chief Customer Officer of Latam globally. She started her career at TAM in December 2011. She worked for seven years with consumer goods at Whirpool in Brazil, mainly in the areas of marketing and product development. Prior to joining Whirlpool, she was a consultant at Bain & Company for seven years, working in several industries and countries.

Dan Ioschpe. Mr. Ioschpe holds a bachelor’s degree in journalism from Universidade Federal do Rio Grande do Sul (UFRGS), class of 1986, with a specialization in marketing from Escola Superior de Propaganda em Marketing (ESPM São Paulo), class of 1988, and an MBA degree from the Amos Tuck School at Dartmouth College, class of 1991. Mr. Ioschpe is an independent member of our board of directors, coordinates our Audit Risk and Ethic Committee and is a member of our People and ESG Committee. He is the chairman of the board of directors of Iochpe-Maxion S.A., an independent member of the board of directors of WEG S.A. and Marcopolo S.A., Vice President of IEDI, and a member of the board of Sindipeças and SESI/SP and Vice President of FIESP.

Kevin Gregory McAllister. Mr. McAllister has a bachelor’s degree from the University of Pittsburgh, Metallurgical and Materials Engineering, obtained in 1987. Mr. McAllister brings more than 30 years of experience in the aerospace industry through his tenures with Howmet Corporation, GE Aviation, and the Boeing Company. He has 27 years of engine experience at GE, complemented by close to three years of experience at Boeing, serving as the President and CEO of Boeing Commercial Airplanes. He is a certified Six Sigma Master Black Belt, with a deep understanding of operational efficiency and excellence. Mr. McAllister’s current experience as a senior operating partner at the private equity firm AE Industrial Partners, has provided him with a much broader industry exposure, particularly as it relates to new markets and technologies, such as satellites, space and eVTOL. Mr. McAllister is the current Emeritus Chair of the Board of Directors of ORBIS International, a non-profit global organization dedicated to preserving and restoring sight worldwide. Also, he has served in various positions in other companies or third sector organizations, he was a member of the Board of Director of the Washington Roundtable and Challenge Seattle, organization that brings senior executives together for positive change in policies that support a vibrant Washington state economy and served as President of the Wings Club Board of Governors, the premier global society of aviation professionals and a leading forum for aviation issues since 1942. Mr. McAllister has been an independent member of our board of directors since September 2021 and also serves as a member of our Strategy and Innovation Committee.

Mauro Gentile Rodrigues da Cunha. Mr. Cunha holds a degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro and an MBA from the University of Chicago. He is an independent Director with more than 27 years of experience in capital markets and corporate governance. He served from 2012 to 2019 as President of AMEC – Association of Capital Market Investors. In this position, he led the association that represents about 60 institutional investors, with approximately USD 150 billion invested in the Brazilian variable income market, with the objective of developing the capital market and defending the rights of minority shareholders. Before that, he worked for 18 years in several asset managers, including Opus, Mauá, Bradesco Templeton, Investidor Profissional, Banco Pactual and Morgan Stanley Asset Management, among others. He was also a member of the Board of Directors (2002 to 2009) and Chairman of the Board of Directors (2007-2009) of IBGC – Instituto Brasileiro de Governança Corporativa, one of the largest corporate governance institutions in the world. Mr. Rodrigues da Cunha was also Chairman of the Board of Directors of IBGC – Instituto Brasileiro de Governança Corporativa for two years, and a member of the institution for seven years. In that period, the IBGC became a national reference in corporate governance, and one of the largest institutes dedicated to the subject in the world. Since 1999, he has participated in the Boards of Directors and Fiscal Councils of Brazilian companies, always as an independent member. In 2013 he became the first independent member effectively elected by minority shareholders at Petrobras. Between 2019 and 2020 he served as Chairman of the Board of Directors of Caixa Econômica Federal. He has also worked on the board of companies such as Vale, brMalls, Totvs, Eletrobras, Usiminas, CESP and Mahle Metal Leve, among others. Today he serves as a member of our board of directors, where he is a member of the Audit, Risk and Ethics Committee, and is a member of the boards of directors of Hypera Pharma and Klabin. Mr. Rodrigues da Cunha is a consultant and professor of corporate governance, in addition to holding the designations NACD.DC, CFA (since 1997), CCA+/CC+ (IBGC), and CNPI (Apimec).

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

Todd Messer Freeman. Mr. Freeman holds an MBA in Finance & Strategic Planning from The Wharton School of the University of Pennsylvania in 1987, and an M.A. in International Studies from the University of Pennsylvania. He was also a Fellow at the Lauder Institute of Management and International Studies while at the University of Pennsylvania. He received his bachelor’s degree in Accounting & Finance from Lehigh University in 1982. Mr. Freeman brings over 30 years of global experience in the aviation industry. He built experience at JP Morgan, Airbus and GE Aircraft Engines but most of his career was focused on the global aircraft leasing sector. He held various commercial leadership positions at GECAS including 12 years leading GECAS’ regional aircraft business. He has a deep understanding of the regional aircraft market and the competitive landscape. From 2019 to 2021, Mr. Freeman served as a Special Advisor to the Chairman of Nordic Aviation Capital, the largest regional aircraft lessor at the time. Mr. Freeman holds and has held several positions in other companies, charities, or aviation industry organizations, as follows: Board Chair of Airlink, an aviation-focused humanitarian organization; Member of the Board of Mubadala Infrastructure Partners; Board Chair of the ISTAT Foundation; Member of the Board of the Regional Airline Association (US); Member of the Board of the European Regions Airline Association; Member of the Board of GRA, Inc (airline/airport advisory). He is also an active, FAA-certificated flight instructor and an Angel Flight volunteer pilot. Mr. Freeman has been an independent member of the Board of Directors of Embraer S.A. since September 2021, and serves as a member of Strategy and Innovation Committee.

Pedro Luís Farcic. Mr. Farcic has been Chief of Staff of the Brazilian Air Force since January 2025, and was Commander of the Air Force Readiness Command (Air Force operational) from January 2024 to January 2025. In the military field, he has served in various positions, including Chief of Staff of the Commander of the Air Force from January 2019 to April 2021 and Sub-Chief of Staff of the Air Force Staff from January 2018 to December 2018. Mr. Farcic has completed several academic courses, such as: Flight Officer Training Course at the Air Force Academy; Officers Improvement Course at the Air Force Improvement School; Command and Staff Course at the Air Force Command and Staff School; Aerospace Policy and Strategy Course at the Air Force Command and Staff School; Budget and Financial Management Course at the National School of Public Administration; and Post-Graduation in Planning and Business Management at the Catholic University of Brasília. Mr. Farcic has received several awards, including the Merit Medal of the Joint Chiefs of Staff of the Armed Forces, the Order of Merit of Defense Medal – Grand Officer Degree, the Order of Aeronautical Merit Medal – Grand Officer Degree, the Order of Military Judicial Merit Medal – High Distinction Degree, the Order of Rio Branco Medal – Grand Cross Degree, the National Defense Medal of France and the Santos-Dumont Merit Medal. Mr. Farcic was appointed in 2023 by the Brazilian government, in its quality as the holder of our golden share, as a member of our board of directors.

Alexandre Magalhães Filho. Mr. Magalhães Filho holds a bachelor’s degree in accounting sciences from Faculdade de Ciências Econômicas e Administrativas Professor Ulisses Vieira, class of 1975, with a specialization in budget analysis. He is a member of our board of directors appointed by CIEMB (Clube de Investimentos dos Empregados da Embraer) since 2015. He was an employee of Embraer S.A. from 1986 to 2022, having held the following positions: from 1986 to 2008, Budget Supervisor, Advisor to the Controller, and Economic Planning and Pricing Manager; from 2008 to 2010, Cost Manager; from 2011 to 2016, Manager of Accounting, Cost and Tax Processes, being responsible for cost, accounting and tax processes, including the costing of products and services, accounting for 29 companies, controllership and accounting consolidation in accordance with IFRS for 50 companies of the Embraer group, and tax operations; and from 2017 to 2022 he was Manager of Financial Processes. Mr. Magalhães Filho was a member of the fiscal council of: (i) of Banco do Brasil Previdência Privada (BBPREV) from 1997 to 2009; (ii) Embraer Prev – Sociedade de Previdência Complementar from 2010 to 2012, being reelected for the period from 2015 to 2018 and being elected to its board of directors from 2018 to 2021; and (iii) the Embraer Employees Cooperative (Cooperemb) from 2009 to 2011 and 2021 to 2022, and thereafter being elected to serve as manager from April 2022 to February 2026.

Edmilson Saes. Mr. Saes holds a bachelor’s degree in civil engineering from the Universidade do Vale do Paraíba, and a postgraduate degree in strategic business management from the National Institute of Graduate Studies (INPG) in 2000, a course in aircraft design from the University of Kansas in 2001, and a board member course from the Brazilian Institute of Corporate Governance in 2019. He is a product development engineer at Embraer. He has been an employee of the Company since March 1982, with extensive experience in the area of product development engineering and program management. Member appointed by the Company’s non-shareholder employees to our board of directors from April 2019 to April 2021 and 2023 to 2025. Since 2016 Mr. Saes is responsible for our engineering experimentation laboratory. He worked in the area of product development projects until 1999, and as a program management engineer from 2000 to 2015, focusing on technical management and team management for product development. In 2007 he was responsible for the registration of the Phenom 100 Program in the FINEP award for technological innovation, which led us to be awarded in the category of innovative product, which was our first award on this category and led us to conquest many other awards. Mr. Saes is also a volunteer at the Embraer Institute since 2021, working with Colégio Embraer, which provides lectures and coordinates guided tours of the Company for students.

Board Committees

Three committees were formed to assist the board of directors in its duties and responsibilities: the Strategy and Innovation Committee, the Audit, Risk and Ethics Committee and the People and ESG Committee. For more information, see “—C. Board Practices—People and ESG Committee” below.

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

Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers, as of the date of this annual report:

Name	Age	Position	Year First Elected
Francisco Gomes Neto	66	President and Chief Executive Officer	2019
Antonio Carlos Garcia	59	Executive Vice President – Chief Financial and Investor Relations Officer	2020
Luis Carlos Marinho da Silva	53	Executive Vice President, Operations	2023
Roberto de Deus Chaves	50	Executive Vice President, Global Purchasing	2023

Francisco Gomes Neto. Mr. Gomes Neto holds a degree in electrical engineering from Universidade de Mogi das Cruzes (UMC), class of 1981, and an MBA degree in controlling and finance from Universidade de São Paulo (USP), class of 2001. He has also concluded specialization courses in business administration at Fundação Getúlio Vargas (FGV) in 2000, finance and risk management at St. John’s University in 2002, executive education programs at University of Michigan in 2002 and at Instituto Brasileiro de Governança (IBGC) in 2018. Mr. Gomes Neto is our president and chief executive officer since May 2019. He has extensive experience in management positions, including CEO positions for approximately 20 years, in the transportation sector in Brazil and abroad. Mr. Gomes Neto was the CEO of Marcopolo Group, one of the leading bus body manufacturers in the world, when he led the company’s transformation process, generating strong sales growth and market value for the business. He was also the CEO Americas of +Hummel and was the president of Knorr Bremse, a leading company in commercial vehicle control systems.

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

Luis Carlos Marinho da Silva. Mr. Marinho has been our operations vice president from July 29, 2020 to May 2023 and Executive Vice President, Operations since May 5, 2023, being responsible to define and implement all the operational organization performance improvements. He has large experience in implementation lean philosophy in aeronautical industry with focus on increase the productivity, simplify process and establish a culture of excellence at production, logistics, strategic and planning bringing value to the customer. Starting his career at Embraer in 1999, Mr. Marinho became managing director of ELEB in 2014. Prior to that he served as manufacturing engineering manager at GPX unit and as a manager in logistics in subcontractors and supervisor in logistics from 2004 until 2008. He also was responsible for the maintenance and the quality in avionic engineering for 8 years at VASP. Mr. Marinho holds bachelor degrees in electrical engineering and a master degree in business administration and course in finance and accounting for nonfinancial executives at Stanford University.

Roberto de Deus Chaves. Mr. Chaves is the Executive Vice President of Global Procurement & Supply Chain being responsible for the long-term strategic relationship with suppliers and partners, further strengthening collaboration and performance as well as bringing more value to our joint businesses and helping Embraer to capture its full potential. He joined us in 2001 and has held multiple senior management positions in the Supply Chain area, including an international experience in our former JV in Harbin-China, as well as the Head of Procurement in the latest aircraft development such as the Phenom, Praetor and E2 Programs. More recently Mr. Chaves has been leading our Shared Services Organization, the Commercial Aviation Carve-Out Program Office, and in 2023 he was appointed to be the Executive Vice President for our Global Procurement & Supply Chain organization . He is also Board Member at Embraer Prev and EZAir Interior Limited. Mr. Chaves holds a bachelor’s degree in mechanical engineering as well as marketing specialization and MBA degree in business administration and prior to Embraer, has worked for SKF and General Motors.

B. Compensation

Overview

Our executive officers, board of directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit-sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.

In 2024, the aggregate compensation that we paid to members of the board of directors, the audit, risks and ethics committee, and the executive officers for services in all capacities was US$16.1 million, of which US$2.8 million related to members of the board of directors and US$13.4 million related to the executive officers. In the same period, we paid US$0.2 million to members of the fiscal council.

In 2024, members of our committees of the board of directors, including our audit, risks and ethics committee, received an aggregate additional compensation of US$0.7 million, which is included in the aforementioned aggregate amount of US$2.8 million paid out as compensation.

In addition, in 2024, we contributed US$0.1 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors’ members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2024, none of the board of directors’ members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.

In 2024, the maximum, average and minimum yearly compensation paid to an individual member of our board of directors was US$0.5 million, US$0.3 million and US$0.1 million, respectively.

In 2024, the maximum, average and minimum yearly compensation paid to an individual member of our board of executive officers was US$7.4 million, US$3.3 million and US$0.7 million, respectively.

In 2024, the maximum, average and minimum yearly compensation paid to an individual member of our fiscal council was US$50.8 thousand, US$41.9 thousand and US$39.2 thousand, respectively.

Phantom Shares Plan

In February 2014, we adopted a long-term incentive plan aligned with our remuneration policy. This plan is based on the granting of virtual shares to officers and management and its objective is the attraction and retention of highly qualified staff to ensure continuity of management and alignment of interests of officers and key personnel of the Company with that of shareholders. The amounts distributed are defined with reference to the market, under the conditions described in the plan. In general, participants in the plan are entitled to receive two classes of virtual shares, 50% in the form of virtual restricted shares and 50% in the form of virtual performance shares linked to performance indicator targets. We pay the amount of long-term incentive by converting the virtual shares into reais based on the average price of the Company’s shares in the ten trading sessions preceding the relevant determination date, generally after the third anniversary of the grant date.

The objective of our long-term incentive plan is the attraction and retention of highly qualified personnel and to allow those who can contribute to our performance the opportunity to participate in our profits. Incentives under the plan are intended to promote continuity among our management and alignment of interests between our executives and shareholders.

The table below sets forth information about the grants under our phantom shares plan with outstanding virtual shares as of December 31, 2024

Date Granted	Total Benefit Granted	Number of Virtual Shares Granted	Fair Value of Shares on December 31, 2024(1)	Number of Shares Outstanding as of December 31, 2024(2)
	(in R$ millions)		(in R$ millions)
March 24, 2020	27.7	1,633,741	9.3	171,749
March 11, 2022	40.4	2,292,434	107.0	2,039,084
September 05, 2022	187.1	13,621,919	282.1	8,166,825
November 18, 2022	78.7	4,494,033	115.0	2,718,268
March 9, 2023	56.7	3,471,772	115.3	3,359,022
September 13, 2023	33.3	1,802,095	26.4	1,409,459
February 8, 2024	89.8	4,088,971	51.3	3,989,585
March 14, 2024	58.2	2,537,146	39.6	2,537,146

(1)	Refers to the estimated fair value of total virtual shares granted on each grant date.
(2)	Refers to outstanding virtual shares as of December 31, 2024 considering the respective vesting periods and less the virtual shares already paid to the beneficiaries.

In 2024, we entered into 18-month swap contracts with Banco Santander S.A. Under these contracts, we will receive the price variation on 3,290,230 of our common shares and will pay interest at an amount equal to the CDI rate plus 0.80% p.a. on the notional amount. We also entered in December 2024 into 12-month swap contracts with Banco Itaú S.A. Under these contracts, we will receive the price variation on 4,032,300 of our common shares and will pay interest at an amount equal to the CDI rate plus 0.70% p.a. on the notional amount. The equity swap agreements will allow us to receive the variation related to the price of our common shares traded on the B3 (plus any distributions on such shares) and pay an amount equivalent to the CDI rate plus a fixed rate during the term of the agreements. For further information on the equity swap agreements, see note 8 to our 2024 audited consolidated financial statements.

For additional information on our phantom shares plan, see note 26.1 to our 2024 audited consolidated financial statements.

Short-Term Variable Compensation Policy

Our short-term variable compensation policy is designed to promote the retention of executives and alignment of their interests with those of shareholders. Goals with greater impact and importance for our company are given greater weight.

Employee Profit-Sharing Plan

In 2020, we approved a new profit-sharing plan that linked employee profit sharing, as a percentage of the employee’s monthly wage, to the achievement of certain corporate targets, such as free cash flow and operating margin. For the years ended December 31, 2024, 2023 and 2022, we distributed US$44.5 million, US$33.4 million and US$19.2 million, respectively, to our employees under our profit-sharing plan.

Defined Contribution Pension Plan

We sponsor a defined contribution pension plan for employees and participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2024, 2023 and 2022 were US$17.8 million, US$17.3 million and US$9.7 million, respectively. For additional information on our post-retirement benefits, see note 25.2 to our 2024 audited consolidated financial statements.

Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil amounted to US$31.6 million, US$46.1 million and US$34.2 million as of December 31, 2024, 2023 and 2022, respectively.

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

According to our by-laws, we may enter into agreements with, or approve indemnity policies covering members of our board of directors, fiscal council, board of executive officers and our committees or of our controlled companies, as well as certain of our employees or employees of our controlled companies, for whom we agree to bear or reimburse certain expenses, costs and damages effectively incurred by the beneficiaries, during or after the period of their relationship with us, related to arbitration, judicial or administrative proceedings, involving acts practiced in carrying out the beneficiaries’ duties, from the date of their investiture or beginning of the employment relationship with us, as applicable.

C. Board Practices

Overview

Our board of directors is appointed for a two-year term. See “—A. Directors and Senior Management—Board of Directors.”

The current executive officers were elected by the board of directors, with a term of office lasting until the meeting of our board of directors to be held following the annual general meeting of our shareholders in 2025 to approve our financial statements for the fiscal year ended December 31, 2024. The members of our board of directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “6A. Directors and Senior Management—Executive Officers.”

None of our directors is party to an employment agreement providing for benefits upon termination of term. All of our executive officers are party to a service agreement setting forth the rights and obligations of the executive officers.

Audit, Risks and Ethics Committee

Our Audit, Risk and Ethics Committee has no executive power and must have at least three and up to five members, of which (i) the majority of its members must be independent members of the board of directors, (ii) at least one must be an external member, pursuant to our bylaws, and (iii) at least one must have acknowledged experience in corporate accounting matters. A member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the board of directors with acknowledged experience in corporate accounting matters or being an External Member with acknowledged experience in corporate accounting matters. The primary purpose of the Audit Risks and Ethics Committee is to assist the board of directors. The Audit Risks and Ethics Committee’s responsibilities include validation and submission to the board of directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent registered accounting firm and monitoring the quality and integrity of internal controls and financial statements. Our Audit, Risk and Ethics Committee is currently composed of three independent members of our board of directors and two external members.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Audit, Risks and Ethics Committee:

Name	Age	Position	Year First Elected
Dan Ioschpe	60	Coordinator and Effective member	2023
Claudia Sender Ramirez	50	Effective member	2021
Mauro Gentile Rodrigues da Cunha	53	Effective member	2023
João Cox Neto	61	External member	2023
Vanessa Claro Lopes	49	External member	2019

João Cox Neto. Mr. Cox holds a bachelor’s degree in economics from Universidade Federal da Bahia and attended to post graduation in economics at Université du Québec à Montreal and at the College of Petroleum Studies of Oxford University. Mr. Cox has extensive board experience in both public and private companies, and currently serves as an external member of the Audit, Ethics and Risks Committee of Embraer S.A, Vice Chairman of the Board of Directors and head of the Audit, Ethics and Risks Committee of Vivara S.A. Some of his previous board positions include, but are not limited to: Independent Board member of Petrobras S.A.; Vice Chairman of Braskem S.A.’s Board of Directors; Chairman of the Board of TIM Participações S.A.; Vice Chairman of Claro S.A.’s Board of Directors; Vice chairman of the Board of Directors of Cellcom, Independent board member of Linx S.A., CRSFN— National Financial System Resources Council; ABRASCA (Brazilian Association of Publicly Held Companies) and IBRI (Brazilian Institute of Investors’ Relations). As an executive director, his previous experiences included but were not limited to: CEO of Claro S.A. between 2006 and 2010; CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004; and CFO and investor relations of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004. He has significant experience in overseeing complex financial structures, implementing effective risk management practices and ensuring compliance with regulatory requirements.

Vanessa Claro Lopes. Ms. Lopes holds a bachelor’s degree in accounting sciences from Universidade Federal Fluminense, or UFF, a bachelor’s degree in system analysis from FATEC/BS, and a master’s degree in management systems from UFF, with specialization in corporate management from EAESP FGV and computer networks from Universidade São Judas. Ms. Lopes was a professor of system audit and information security at Faculdade Objetivo from 1997 to 1998. She has 30 years of professional experience and currently serves as an external member of our Audit, Risk and Ethics Committee of Embraer S.A., is an independent member in the Boards of Directors of Afya Limited and Americanas S.A.; coordinator of the audit committee of Tegma Logística S.A. and Americanas SA, and member of the audit committee of Afya Limited. She is also a member of the fiscal councils of Cosan S.A. and Comgás S.A. Mrs. Lopes served as independent member in the Board of Directors and audit committee of Light SA, and she served as chairman of the fiscal council of Via Varejo S.A. and member of the fiscal councils of Gerdau S.A., Terra Santa Agro S.A., Renova Energia S.A., Estácio Participações S.A. and Cosan Logística SA. She has significant experience in publicly held companies, listed in Brazil and in the United States. Mrs. Lopes served as executive officer of the corporate internal audit area of Grupo TAM S.A. and chief internal audit officer of Globex Utilidades S.A., from 2004 to 2014. She started her career in 1995 at PwC Brasil, in the Advisory Services area, and was responsible for the creation, in Brazil, of the group of revenue assurance specialists to service telecommunications companies. She was responsible for the internal audit teams of Grupo Telefônica S.A., from 2000 to 2004, implementing, together with Telefónica in Spain, the risk mapping for all companies of the group in Brazil.

For the biographical descriptions of the other members of the Audit, Risks and Ethics Committee, see “—A. Board of Directors” above.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our People and ESG Committee:

Name	Age	Position	Year First Elected
Claudia Sender Ramirez	50	Coordinator and effective member	2021
Dan Ioschpe	60	Effective member	2023
Raul Calfat	72	Effective member	2023
Cibele Castro	59	External member	2023

Cibele Castro. Mrs. Castro holds a degree in Psychology from Universidade Católica de Santos, received in 1988, with a postgraduate degree in Neuroscience and Behavior from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC/RS), received in 2020. She studied Corporate Governance: Maximize your effectiveness in the Boardroom, at The Wharton School of the University of Pennsylvania, in 2023. Mrs. Castro is certified in Innovation by the Global Innovation Management Institute and certified as Board Member by Experience (CCA+) by the IBGC, in 2017. Mrs. Castro is an external member of our People and ESG Committee, an independent director of the Board of Directors of IRB Brasil RE since 2023 and serves as a member of the People, Compensation and Nomination Committee. Mrs. Castro is the coordinator of the People, Compensation, Succession and Eligibility Committee at Banco da Amazonia, since 2022. Mrs. Castro is an External Member of the People, Compensation, Governance and Sustainability Committee (ASG) of Wiz Soluções Financeiras, since 2022. She has been board director since 2008 in the Energy and Telecom sectors. She has 20 years of experience as C-level in family-owned companies and publicly traded multinational companies, in charge of People, IT, Supply Chain, Logistics, Innovation, R&D, Environment, Safety, Security and Infrastructure, with local, regional, and global responsibilities.

For the biographical descriptions of the other members of the People and ESG Committee, see “—A. Board of Directors” above.

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

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Strategy and Innovation Committee:

Name	Age	Position	Year First Elected
Raul Calfat	72	Coordinator	2017
Kevin Gregory. McAllister	61	Effective member	2021
Márcio Fernando Elias Rosa	62	Effective member	2023
Todd Messer Freeman	66	Effective member	2021

For the biographical descriptions of the members of the Strategy and Innovation Committee, see “A. Board of Directors.”

Fiscal Council

Under the Brazilian Corporate Law, the fiscal council is a corporate body independent of management and the company’s external auditors. The fiscal council has not typically been equivalent to or comparable with a U.S. audit committee. The primary responsibility of the fiscal council has been to monitor management’s activities, review the financial statements, and report its findings to shareholders. In our case, our statutory Audit, Risks and Ethics Committee, established in accordance with the Novo Mercado Listing Rules, will serve as the equivalent of a U.S. audit committee. For additional information on our committees, see “—A. Directors and Senior Management—Committees.”

Under Brazilian Corporate Law, the fiscal council may not have members who are members of the board of directors or the executive committee, or who are our employees or employees of a controlled company or of a company of this group, or a spouse or relative of any member of our management. In addition, Brazilian Corporate Law requires that fiscal council members receive a remuneration of at least 10% of the average amount paid to each executive officer. Brazilian Corporate Law requires a fiscal council to be composed of a minimum of three and a maximum of five members and their respective alternates.

Our fiscal council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under Brazilian Corporate Law, if a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council. This provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our fiscal council elected at our annual shareholders’ meeting held on April 25, 2024.

Set forth below are the names, ages, position and the year first elected of the members of our fiscal council as of the date of this annual report:

Name	Age	Position	Year First Elected
Mario Ernesto Vampré Humberg	61	Chairperson	2020
Carla Alessandra Trematore	49	Vice Chairperson	2022
Elvira Baracuhy Cavalcanti Presta	59	Member	2024
Alexandre Navarro Garcia	58	Member	2024
Raphael Manhães Martins	57	Member	2022

D. Employees

The table below sets forth the number of our employees (including employees of our wholly owned subsidiaries) by category as of the dates indicated. Our total consolidated employees include employees at of our subsidiaries and joint ventures, including Atech, EVE, OGMA, Tempest and Visiona:

	As of December 31,
	2024	2023	2022
Production Process	11,083	10,112	8,671
Research and Development	3,998	3,858	3,717
Customer Support	3,365	3,216	3,010
Administrative—Production Support	301	274	250
Administrative—Corporate	1,997	1,537	1,485

Total employees (including wholly owned subsidiaries of Embraer only)	20,744	18,997	17,133

Total consolidated employees (including other subsidiaries and joint ventures of Embraer)	23,898	21,889	19,990

As of December 31, 2024, approximately 87.5% of our workforce was employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, which is located in the city of São José dos Campos.

Embraer fully supports the choice of union association of its employees. As of December 31, 2024, 7.1% of our Brazilian employees were unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category. As a result, all of our Brazilian employees are covered by clauses negotiated in these agreements.

We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.

E. Share Ownership

As of December 31, 2024, our board members owned 205 of our common shares and our executive officers did not own any of our common shares. As of the same date, members of our fiscal council owned 900 of our common shares, and none of our directors individually owns more than 1.0% of the outstanding common shares.

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

The table below sets forth information related to the number of shares held by our significant shareholders, as of December 31, 2024, in accordance with the most recent shareholder position information provided to us:

	Common Shares
	Shares(1)	(%)
Brandes Investment Partners, L.P.(2)	74,039,414	10.00
BlackRock, Inc.(3)	40,711,074	5.50
BNDES Participações S.A.—BNDESPAR(4)	39,762,489	5.37
Brazilian government(5)	1	0.00
Shares in company treasury	5,832,238	0.79
Others	580,119,828	79.35

Total	740,465,044	100.00

(1)	The number of common shares includes common shares and common shares represented by ADSs. See “Item 12—D. American Depositary Shares.”
(2)

Brandes Investment Partners, L.P. is a 100% employee-owned independent investment advisory firm founded and co-owned by Charles Howard Brandes. The firm manages the Brandes series of mutual funds in addition to other funds and caters to individuals and institutions.

(3)

Blackrock Inc. is an American global investment management corporation based in the city of New York, United States of America. Founded in 1988, initially as a risk management and fixed income institutional asset manager, BlackRock is the world’s largest asset manager.

(5)

BNDES Participações S.A. – BNDESPAR, or BNDESPAR, is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian government-owned national development bank of Brazil.

(6)	The Brazilian government (União Federal) holds our “golden share.” See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.”

There have been no significant changes in percentage ownership by any major shareholder in the past three years. As of December 31, 2024, we had over 75,400 holders of common shares, including common shares in the form of ADSs. As of December 31, 2024, an aggregate of 17,226 ADSs were held by 140 record holders, including The Depository Trust Company in the United States of America.

B. Related Party Transactions

Overview

The Brazilian government, through its direct and indirect stakes in us and its ownership of our “golden share,” is one of our major shareholders. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purpose). For additional information on the voting rights of our golden share, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.” As of December 31, 2024, in addition to the “golden share,” the Brazilian government owned an indirect 5.37% stake in us through BNDESPAR, a wholly owned subsidiary of the BNDES, which, in turn, is controlled by the Brazilian government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian government or its agencies as falling within the definition of “related party transactions.”

The Brazilian government plays an important role in our business activities, including as:

•	a major customer of our defense products, through the Brazilian Air Force;

•	a source for research debt financing through technology development institutions, including FINEP and BNDES;

•	an export credit agency, through BNDES; and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services, through Banco do Brasil S.A.

For additional information on the role of the Brazilian government in our business activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements,” and “Item 3. Key Information—D. Risk Factors—Business Operations and Contracts—Any decrease in Brazilian government-sponsored customer financing or increases in government-sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft.” For additional information regarding our related party transactions, see note 13.1 to our 2024 audited consolidated financial statements.

Relationships with the Brazilian Government as a Major Customer

We are the largest supplier of defense products to the Brazilian government, according to Brazilian government sources, mainly through the Brazilian Air Force, which has been a significant customer of Embraer since its inception. In 2024, the Brazilian government, mainly through the Brazilian Air Force, accounted for US$166.0 million of the revenue from sales of our Defense & Security segment. In addition, as of December 31, 2024, we had US$269.0 million in total assets and US$80.5 million in total liabilities in connection with the Brazilian Armed Forces. For a description of our transactions with the Brazilian government, see “Item 4. Information on the Company—B. Business Overview—Defense & Security Segment.” For additional information on our relationship with our key customers, see “Item 3. Key Information—D. Risk Factors—Business Operations and Contracts— We depend on key customers.”

Relationships with the Brazilian Government as a Financing Source

The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by BNDES. For additional information on our aircraft financing arrangements, see “Item 4. Information on the Company—B. Business Overview—Aircraft Financing Arrangements.”

We also entered into credit working capital and export financing agreements with BNDES, which as of December 31, 2024, had a total amount of US$463.8 million. The consummation of the financing is subject to customary conditions precedent. For additional information on the amounts, maturity dates and interest rates of these agreements, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit.”

Relationships with the Brazilian Government as a Service Provider

As of December 31, 2024, we maintained cash and cash equivalents and financial investments of US$665.4 million with Banco do Brasil S.A., which is controlled by the Brazilian government. Banco do Brasil S.A. has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. These services include maintaining our checking account.

As of December 31, 2024, US$22.5 million of our cash and cash equivalents and financial investments were indexed to the variation of the CDI rate.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See to “Item 18. Financial Statements” for our consolidated financial statements and report of our independent registered public accounting firm included elsewhere in this annual report.

Legal Proceedings

Arbitration Proceedings

On January 24, 2019, we entered into a Master Transaction Agreement, or the MTA, and certain other transaction documents with Boeing and certain subsidiaries of Embraer or Boeing, pursuant to which a subsidiary of Boeing would acquire a controlling stake in Embraer’s Commercial Aviation segment, and Embraer, or a subsidiary of Embraer, and Boeing, or a subsidiary of Boeing, would form a joint venture to promote and develop new markets and applications for the KC-390 Millennium multi-mission transport aircraft.

On January 1, 2020, we implemented the internal carve-out of our Commercial Aviation segment by contributing the net assets comprising the segment—including assets, liabilities, properties, rights, and obligations (subject to certain exceptions)—to Yaborã through a capital increase.

On April 25, 2020, we received a notice from Boeing communicating its decision to terminate the MTA, based on Boeing’s assertion that certain closing conditions in the MTA had not been satisfied by Embraer by the April 24, 2020 termination date specified in the agreement. Boeing also terminated the Contribution Agreement. Embraer strongly believed at the time, and continues to believe, that it was in full compliance with its obligations under the MTA and the Contribution Agreement, and that Boeing wrongfully terminated both agreements. Embraer maintained that Boeing was under an obligation to continue to comply with the terms of the MTA and the Contribution Agreement, and that its legal actions against Boeing and its affiliates were a valid enforcement of Embraer’s rights under these agreements.

Following Boeing’s termination of the agreements, both Embraer and Boeing initiated separate arbitration proceedings in connection with the dispute. These arbitration proceedings were later consolidated into a single arbitration proceeding. On September 16, 2024, arbitration proceedings between Embraer and Boeing were concluded, and pursuant to a collar agreement entered into between the parties, Boeing paid the gross amount of US$150.0 million to Embraer.

Labor Lawsuits

We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see note 24 to our 2024 audited consolidated financial statements.

Tax Matters

We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications to and increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payment or recover past payments. For a further discussion of our tax lawsuits, see notes 23 and 24 to our 2024 audited consolidated financial statements.

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

As of December 31, 2024, there was a US$41.1 million provision recorded as a liability (taxes, labor and civil related) in our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these provisions and contingent liabilities, see note 24.1.1 to our 2024 audited consolidated financial statements.

Dividends and Dividend Policy

Our functional currency is the U.S. dollar. Since we are established and domiciled in Brazil, the components of our shareholders’ equity are required under Brazilian Corporate Law to be measured accounted and maintained in Brazilian reais, including amounts to be distributed to shareholders (dividends and interest on own capital). Such a requirement is different from our original accounting records in its functional currency, which is prepared and maintained in historical U.S. dollars. Net earnings or losses incurred by us at the end of each fiscal year in U.S. dollars are translated to Brazilian reais for Corporate Law accounting purposes at the average exchange rate observed for that period, and then distributed, retained or absorbed by the statutory reserves. We file audited consolidated financial statements in Brazil (translated to Brazilian reais based on requirements of IAS 21), which disclose the components of shareholders’ equity accounted as required by the Brazilian Corporate Law.

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

We are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the amount of the legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$207.0 million, which was equal to 13.3% of our capital stock as of December 31, 2024.

The Brazilian Corporate Law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year for which the anticipated loss was forecast if the loss does not in fact occur or written off in the event that the anticipated loss occurs. Second, the amount for distribution may be limited to the fiscal year’s net profit already realized, and the difference between the amounts shall be allocated to an unrealized revenue reserve. Under the Brazilian Corporate Law, unrealized revenue is defined as the sum of:

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

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law method. We have not established a contingency reserve.

Revenue reserves are established in accordance with Brazilian corporate law and our bylaws. These reserves are calculated and recorded based on earnings determined as if Brazilian reais were the presentation currency. Dividend distributions are also determined in accordance with Brazilian laws and regulations and are determined as if Brazilian reais were the presentation currency.

As of December 31, 2023, taking into account the presentation currency in Brazilian reais, as determined by such laws and regulations, we had accumulated losses attributable to the owners of the Company in the amount in reais equivalent to US$329.1 million and due to those recorded losses, we did not distribute nor pay dividends in the fiscal years ended December 31, 2023.

In the year ended December 31, 2024, we fully offset our accumulated losses against our income for the year attributable to the owners of the Company in an amount of R$1,593.1 million. As such as of December 31, 2024, we recorded net income distributable as dividends (after accounting for accumulated losses absorption, constitution of the legal reserve and replenishment of the government grants reserve) in the amount of R$205.7 million, equivalent to US$33.2 million. For further information, see note 28.5 to our 2024 audited consolidated financial statements.

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

In general, shareholders who are not residents of Brazil must register with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying our ADSs will be held in Brazil by BTG Pactual Serviços Financeiros S.A. DTVM., also known as the custodian, as agent for the depositary, which will be the registered owner on the records of the registrar for our shares. Our current registrar is BTG Pactual Serviços Financeiros S.A. DTVM. The depositary electronically registers the common shares underlying our ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to these shares eligible to be remitted outside Brazil.

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

Under Brazilian law, we are obligated to distribute to shareholders an amount sufficient to ensure the net amount received by them, after payment by us of applicable Brazilian withholding taxes in respect of the distribution of interest on shareholders’ equity, plus the amount of declared dividends, is at least equal to the mandatory distributable amount. When we distribute interest on shareholders’ equity, and that distribution is not accounted for as part of the mandatory distribution, Brazilian withholding tax will apply. All payments to date were accounted for as part of the mandatory distribution.

No dividends nor interest on shareholders’ equity were approved, and no such payments were made, in the years ended December 31, 2023 and 2022. At our annual general meeting to be held on April 29, 2025, our shareholders will vote the proposal for dividend distribution in amount of R$51.4 million equivalent to US$8.3 million, with respect to profits generated in the year ended December 31, 2024. For additional information, see “—Mandatory Distribution” above and note 28.5 to our 2024 audited consolidated financial statements.

Brazilian Corporate Law and our bylaws require us to establish revenue reserves, which must be calculated and recorded based on financial statements in Brazilian reais, which is our presentation currency, instead of financial statements in U.S. dollar, which is our functional currency. Additionally, dividend distributions must align with financial statements in Brazilian reais. As of December 31, 2023, accumulated losses attributable to controlling shareholders of the Company amounted to R$1,593.1 million. As of December 31, 2024, income for the year attributable to controlling shareholders of the Company amounted to R$1,918.9 million.

We also have a government grants reserve, which was formed under article 195-A of the Brazilian Corporate Law. This reserve includes the appropriation of the portion of accumulated profits resulting from government incentives received by us, which cannot be distributed to shareholders in the form of dividends. The government grants reserve is recognized in our income statement under the same expense item to which the grant refers, and it is not included in the calculation basis for mandatory dividends.

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

We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian Corporate Law and our bylaws. Our board of directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue to determine it is in our benefit to distribute interest on shareholders’ equity.

B. Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2024. For further information, see note 37 to our 2024 audited consolidated financial statements.

Item 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “ERJ.” In addition, our common shares are traded on the B3 under the symbol “EMBR3.” Each ADS represents four common shares.

Our ADSs began trading on the NYSE on June 5, 2006, with each ADS representing four common shares issued by us. The ADSs are issued under a deposit agreement and J.P. Morgan Chase Bank N.A., or J.P. Morgan, serves as depositary under that agreement.

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

The B3 is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2024, the B3 had an aggregate market capitalization of approximately R$4.1 trillion, equivalent to US$0.7 trillion. In comparison, the NYSE had a market capitalization of approximately US$31.6 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2024, we accounted for approximately 1.0% of the market capitalization of all listed companies on the B3. There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges.

Trading on the B3 by nonresidents of Brazil is subject to limitations under Brazilian foreign investment legislation.

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

Disclosure Requirements

Pursuant to CVM Resolution No. 44, dated August 23, 2021, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information on the trading and acquisition of securities issued by publicly held companies.

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

Corporate Purpose

We are a corporation duly incorporated with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our bylaws and the Brazilian Corporate Law. According to article I of our bylaws, our corporate purpose is to (i) design, build and market aircraft, equipment, materials, systems, software, accessories and components for the aerospace, defense, security, energy and other industries that require complex, integrated systems to support their operations; (ii) carry out other technological, industrial, commercial and service activities related to the aerospace, defense, security, energy or other industries that require complex, integrated systems to support their operations; (iii) contribute to the training of technical personnel needed for the industries listed in the items above; and (iv) engage in the generation of electrical energy for self-consumption with the possibility of selling surplus.

Description of Capital Stock

General

As of December 31, 2024, our capital stock consisted of a total of 740,465,044 issued common shares, without par value, including 5,832,238 common shares held in treasury and one special class of common shares known as the “golden share,” held by the Brazilian government. Our bylaws authorize the issuance of up to 1,000,000,000 common shares by a resolution of the board of directors, irrespective of any amendment to our bylaws and of shareholder approval. As of the date of this annual report, we had 733,566,139 outstanding common shares, which were fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized capital stock. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital stock which they have subscribed but have not fully paid in.

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

Alternatively, the shareholders might participate in a shareholders’ meetings through a remote voting mechanism, which is regulated by CVM Resolution No. 80, as amended, and aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals and candidates for the election of members of the board of directors or fiscal council. For this purpose, this regulation provided the following:

•	the remote voting ballot, through which shareholders may exercise their right to vote prior to the date the shareholders’ meeting is held;

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

Limitations on the Voting Rights of Non-Brazilian Shareholders

In accordance with the edital (invitation to bid) issued by the Brazilian government in connection with the privatization of Embraer in 1994, voting participation of non-Brazilian holders of Embraer common shares was limited to 40% of Embraer common shares votes at a shareholders’ meeting.

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

The fraction of two-thirds effectively limits the voting rights of non-Brazilian shareholders and groups of non-Brazilian shareholders to 40% of share capital represented at the shareholders’ meeting. The objective of this limitation is to ensure Brazilian shareholders constitute a majority of the total votes cast at any shareholders’ meeting. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to control us.

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

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes		Vote Ratio (Votes /Share)
Brazilian A	5	5	5	5		1.00
Brazilian B	5	5	5	5		1.00
Brazilian C	5	5	5	5		1.00
Brazilian D	5	5	5	5		1.00
Brazilian E	5	5	5	5		1.00
Brazilian F	5	5	5	5		1.00
Brazilian G	5	5	5	5		1.00
Brazilian H	5	5	5	5		1.00
Brazilian I	5	5	5	5		1.00
Brazilian J	5	5	5	5		1.00
Brazilian K	5	5	5	5		1.00
Brazilian L	5	5	5	5		1.00
Total Brazilians	60	60	60	60		1.00
Non-Brazilians(1)	40	40	40	40	(2)	1.00

Total	100	100	100	100		1.00

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

Certain U.S. Legal Requirements

In addition, the Exchange Act imposes reporting requirements on shareholders or groups of shareholders who acquire beneficial ownership (as this term is defined under Rule 13d-3 of the Exchange Act) of more than 5% of our common shares. In general, shareholders must file, within five business days after the acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under the Exchange Act. This information is also required to be sent to us and to each U.S. securities exchange on which our common shares are traded. Shareholders should consult with their own legal advisor regarding their reporting obligations under the Exchange Act.

Form and Transfer

As our shares are in registered book-entry form, the transfer of shares is governed by the rules of Article 35 of the Brazilian Corporate Law. This Article provides that a transfer of shares is affected by an entry made by BTG Pactual Serviços Financeiros S.A. DTVM, also known as the registrar, in its books, by debiting the share account of the transferor and crediting the share account of the transferee. BTG Pactual Serviços Financeiros S.A. DTVM also performs all the services of safe-keeping and transfer of shares and related services for us.

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

According to the Brazilian Corporate Law, in events of consolidation, merger, merger of shares (incorporação de ações), participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares in question meet certain tests relating to market liquidity and float. Shareholders would not be entitled to withdraw their shares if the shares are a component of a general stock index and shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class. According to CVM Resolution No. 78, dated March 29, 2022, as amended, or CVM Resolution No. 78, the applicable general stock index is the Bovespa index, or Ibovespa, of which we are a component.

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

Arbitration

Any disputes or controversies relating to the Novo Mercado rules, our bylaws, the Brazilian Corporate Law, the rules published by the CMN, the Brazilian Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the B3 Arbitration Chamber, or the Rules.

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

E. Taxation

The following discussion, subject to the limitations set forth below, summarizes certain Brazilian and United States of America tax considerations relating to the ownership of our common shares or ADSs. This discussion does not purport to be a complete analysis of all tax considerations in those countries and does not address tax treatment of shareholders under the laws of other countries. Shareholders that are resident in countries other than Brazil and the United States of America, along with shareholders that are resident in those two countries, are urged to consult with their own tax advisors regarding the tax consequences of an investment in our common shares or ADSs. This summary is based upon the tax laws of Brazil and the United States of America as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in the law may change the consequences described below.

Although there presently is no income tax treaty between Brazil and the United States of America, the tax authorities of the two countries have had discussions that may result in this treaty. No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

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

Taxation of Dividends. Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a Non-Brazilian Holder in respect of the common shares, are currently not subject to withholding tax, provided that they are paid out of profits generated as of January 1, 1996. There are some proposed bills under discussion in the Brazilian Congress which, if enacted, would revoke this exemption. Furthermore, the taxation of dividends has also been mentioned multiples times by the government and law makers as one of the items in the Brazilian tax reform agenda (and was included in the Brazilian government’s proposition of the Income Tax Reform). Should any of these bills be passed by Congress and sanctioned by the president of Brazil, all dividends paid from Brazil would be subject to withholding tax in Brazil upon payment to Non-Brazilian Holders.

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

The amounts paid as distribution of interest on shareholders’ equity to a Non-Resident Holder located in a country that has a tax treaty with Brazil may be classified as (i) interest, (ii) dividends or (iii) other revenues. The classification will depend on the actual wording of the treaty. There are some proposed bills under discussion in the Brazilian Congress which, if enacted, would revoke the possibility of the company paying interest on shareholders’ equity. Furthermore, revoking the deductibility of the interest on shareholder’s equity has also been mentioned multiples times by the government and law makers as one of the items in the Brazilian tax reform agenda (and was included in the Brazilian government’s proposition of the Income Tax Reform).

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

Material U.S. Federal Income Tax Consequences

The following discussion, subject to the limitations and conditions set forth herein, summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder, including, gift, estate, alternative minimum and Medicare contribution tax consequences, or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:

•	partnerships and other arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities;

•	dealers and traders in securities;

•	insurance companies;

•	certain financial institutions;

•

persons who own Embraer common shares or ADSs as part of an integrated investment, including a straddle or conversion transaction, comprising the Embraer common shares or ADSs and one or more other positions for tax purposes;

•	U.S. Holders whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;

•	persons who actually or constructively own 10% or more of Embraer’s total combined vote or value of its outstanding common shares or ADSs;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who acquired Embraer common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons holding Embraer common shares or ADSs in connection with a trade or business conducted outside the United States of America.

In addition, there is no discussion herein of state, local, or non-U.S. tax considerations of the ownership and disposition of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service, or IRS, and judicial decisions as of the date of this annual report. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Embraer common shares or ADSs representing Embraer common shares for U.S. federal income tax purposes that is (i) an individual who is a citizen or resident of the United States of America, (ii) a corporation (or other entity taxable as a corporation), created or organized in or under the laws of the United States of America, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (1) that is subject to the supervision of a court within the United States of America and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except where specifically described below, this discussion assumes that Embraer is not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

If a partnership (or an arrangement treated as a partnership for U.S. federal income tax purposes) holds Embraer common shares or ADSs, the tax treatment of such partnership and each partner will generally depend upon the status of the partner in such partnership and upon the activities of the partnership. Partnerships that hold Embraer common shares or ADSs, and partners of a partnership holding such common shares or ADSs, are urged to consult their own tax advisors regarding the consequences of the ownership and disposition of Embraer common shares or ADSs.

In general, for U.S. federal income tax purposes, a U.S. Holder who is a beneficial owner of an ADS will be treated as the owner of the underlying Embraer common shares that are represented by such ADS.

Distributions on Embraer Common Shares or ADSs

For U.S. federal income tax purposes, the gross amount of any distributions (including distributions of notional interest charges attributed to shareholders’ equity), other than certain pro rata distributions of ordinary shares, paid to U.S. Holders of Embraer common shares or ADSs (including Brazilian withholding taxes imposed on such distributions) will be treated as a dividend, to the extent paid out of current or accumulated earnings and profits of Embraer as determined under U.S. federal income tax principles. Such a dividend will be includable in the gross income of a U.S. Holder as ordinary income on the date received by the U.S. Holder (or, in the case of ADSs, the depositary). To the extent that the amount of any distribution exceeds Embraer’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Embraer common shares or ADSs, and thereafter as capital gain. Embraer does not expect to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and unless and until such calculations are made, U.S. Holders should assume that a distribution is paid out of earnings and profits and will be treated as a dividend for U.S. federal income tax purposes.

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

Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant additional requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. However, IRS guidance issued in 2023 (Notice 2023-55 and Notice 2023-80) that provides temporary relief from the requirements of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The notices provide that a taxpayer can either elect to credit its qualifying foreign income taxes as of 2023, subject to the foreign tax credit limitation rules, or deduct foreign income taxes in a given year. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.

Subject to applicable limitations (including an exception for certain hedged positions), the amount of dividends received by certain non-corporate U.S. holders (including individuals) with respect to the Embraer common shares or ADSs may be eligible for a reduced rate of taxation if the dividends represent “qualified dividend income.” Subject to certain exceptions, dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (i) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States of America, (ii) the U.S. Holder meets certain holding period requirements for the common shares or ADSs and (iii) Embraer was not in the year prior to the year in which the dividend was paid (with respect to a U.S. Holder that held Embraer common shares or ADSs), and is not in the year in which the dividend is paid, a PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States of America so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not through an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.

Sale, Exchange or Other Taxable Disposition of Embraer Common Shares or ADSs

A U.S. Holder will recognize a taxable gain or loss on any sale, exchange or other taxable disposition of Embraer common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Embraer common shares or ADSs. If a Brazilian tax on gains is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Material Brazilian Tax Consequences—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Embraer common shares or ADSs have a holding period of more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Any gain or loss recognized by a U.S. Holder from the sale, exchange or taxable disposition of Embraer common shares or ADSs generally will be gain or loss from U.S. sources for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax or capital gains tax is imposed pursuant to a sale of Embraer common shares or ADSs, even if the Brazilian tax is otherwise a creditable tax, U.S. Holders who do not have sufficient foreign source income still might not be able to derive effective U.S. foreign tax credit benefit in respect of such Brazilian withholding tax or capital gains tax. Furthermore, as discussed above, the Final Treasury Regulations impose significant additional requirements on the foreign taxes for which a foreign tax credit can be claimed. However, as discussed above, IRS guidance provides temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year. The rules relating to foreign tax credits, including the amount of foreign income taxes that may be claimed as a credit in any given year, are complex and subject to limitations. U.S. Holders are urged to consult their own independent tax advisor regarding the application of the foreign tax credit rules to their particular circumstances.

Deposits and withdrawals of Embraer common shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average quarterly value during a taxable year of the “passive assets” of the corporation (generally, assets that generate or are held to generate passive income) is 50% or more of the average quarterly value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets, subject to various exceptions. If the non-U.S. corporation owns at least 25% (by value) of the stock of another corporation, it will be treated, for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s gross assets and receiving its proportionate share of the other corporation’s gross income. However, if the non-U.S. corporation owns less than 25% (by value) of the stock of another corporation, that stock generally will be treated as a passive asset.

If Embraer were a PFIC for any taxable year during which a U.S. Holders owns common shares or ADSs, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the disposition and to any year before Embraer became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on the common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2024 taxable year. However, whether we will be a PFIC in 2025 or any future taxable year will depend on the nature, amount and value of Embraer’s operations, activities, assets and income as of the relevant time of determination. Accordingly, there can be no assurance that Embraer is not a PFIC or will not become a PFIC for 2025 or a future year.

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

Information Reporting and Backup Withholding

In general, payments of dividends on Embraer common shares or ADSs, and payments of the proceeds of the sale, exchange or other taxable disposition of Embraer common shares or ADSs, paid within the United States of America or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 24% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a timely refund claim with the IRS.

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

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC. You may inspect and obtain copies, at prescribed rates, of reports and other information filed by us with the SEC at its Public Reference Room maintained at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC in the United States of America at 1-800-SEC-0330. You may also inspect and copy this material at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our principal executive office, located at Avenida Dra. Ruth Cardoso, No. 8,501, 30th floor (part), Eldorado Business Tower, Pinheiros, ZIP Code 05425-070, city of São Paulo, state of São Paulo, Brazil

I. Subsidiary Information

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

Our short- and long-term debt obligations totaled US$2,491.1 million as of December 31, 2024 and were denominated in U.S. dollars, Brazilian reais and euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$2,444.2 million), US$2,296.7 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$147.5 million, which corresponds to 6.0% of our debt denominated in U.S. dollars, was indexed to the SOFR rate or the Securities Industry and Financial Markets Association rate.

Of our US$23.7 million Brazilian real-denominated debt as of December 31, 2024, US$10.7 million bears interest at a variable rate based on the CDI rate and the Brazilian reference rate (taxa referencial), and US$13.0 million bears interest at a fixed rate. Of our US$23.2 million euro-denominated debt as of December 31, 2024, US$1.2 million bears interest at a variable rate based on the Euro Interbank Offered Rate, and US$22.0 million bears interest at a fixed rate.

The table below provides information about our short-term debt obligations as of December 31, 2024, which are sensitive to changes in interest rates and foreign currency exchange rates.

	As of December 31, 2024
	Weighted Average Interest Rate(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed indexed)	6.3%	65.0	87.2
U.S. dollars (Floating indexed)	4.5%	25.6	35.2
Euros (Fixed rate)	4.2%	22.0	22.1
Euros (Floating indexed)	4.6%	1.0	1.1
Reais (Fixed rate)	4.6%	0.1	0.5
Reais (Floating indexed)	6.2%	0.1	0.6

Total short-term debt		113.8	146.7

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2024.

The table below provides information about our long-term debt obligations as of December 31, 2024, which are sensitive to changes in interest rates and foreign currency exchange rates:

	As of December 31, 2024
	Weighted Average Interest Rate(1)	Total Amount Outstanding	2026	2027	2028	2029	2030 and thereafter	Total Fair value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (Fixed rate)	6.3%	2,231.7	30.0	900.0	495.6	8.9	797.2	2,271.4
U.S. dollars (Floating indexed)	4.5%	121.9	14.6	39.6	39.6	6.8	21.3	131.6
Euros (Floating indexed)	4.6%	0.2	0.2	0.0	0.0	0.0	0.0	0.2
Reais (Fixes rate)	4.6%	12.9	1.2	1.4	1.4	1.4	7.5	9.0
Reais (Floating indexed)	6.2%	10.6	3.2	0	0	0.5	6.9	7.3

Total long-term debt		2,377.3	49.2	941.0	536.6	17.6	832.9	2,419.5

(1)	The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2024.

B. Foreign Exchange Rate Risk

In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our debt obligations as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, dividends and certain other assets and liabilities, and are primarily denominated in Brazilian reais.

In addition, transactions in foreign currencies are translated into the functional currency at the exchange rates at the dates of the transactions. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date. Foreign exchange gains and losses resulting from this translation are recognized in profit or loss as foreign exchange gain (loss), net. Customer advances and advances to suppliers for goods or services in foreign currencies are translated to our functional currency on the transaction date, and no subsequent translation is recognized. The effects on these assets and liabilities of the appreciation or devaluation of other foreign currencies against the U.S. dollar result is recorded as foreign exchange gains (losses), net in our financial statements.

Our cash flow exposure comes as a result of the fact that in 2024, 5.3% of our revenues and 13.4% of our total costs were denominated in reais, including payroll expenses in Brazil. Having more real-denominated costs than revenues generates the cash flow exposure. To mitigate such risk and to manage the volatility of cash flows in foreign currency, we enter into derivative instruments in the ordinary course of our business. For additional information, see notes 2.3.5 and 8 to our 2024 audited consolidated financial statements.

The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2024, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2025	2026	2027	2028	2029 and thereafter	Total Fair Value

	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	105.2	105.2	—	—	—	—	105.2
In Euro	4.3	4.3	—	—	—	—	4.3
In other currencies	6.4	6.4	—	—	—	—	6.4
Trade accounts receivable
In Reais	29.3	29.3	—	—	—	—	29.3
In Euro	15.7	15.7	—	—	—	—	15.7
In other currencies	7.6	7.6	—	—	—	—	7.6
Other assets
In Reais	322.1	191.7	130.4	—	—	—	322.1
In Euro	23.4	17.0	6.4	—	—	—	23.4
In other currencies	4.5	4.5	—	—	—	—	4.5

Total assets in Reais	456.6	326.2	130.4	—	—	—	456.6

Total assets in Euro	43.4	37.0	6.4	—	—	—	43.4

Total assets in other currencies	18.5	18.5	—	—	—	—	18.5

LIABILITIES
Loans
In Reais	23.7	0.2	4.4	1.4	1.4	16.3	17.4
In Euro	23.2	23.0	0.2	—	—	—	23.4
Accounts payable to suppliers
In Reais	116.2	116.2	—	—	—	—	116.2
In Euro	30.7	30.7	—	—	—	—	30.7
In other currencies	6.5	6.5	—	—	—	—	6.5
Customer advances
In Reais	1,472.3	1,228.1	244.2	—	—	—	1,472.3
In Euro	49.5	49.5	—	—	—	—	49.5
In other currencies	0.7	0.7	—	—	—	—	0.7
Other accounts payable & accrued liabilities
In Reais	579.3	279.3	300.0	—	—	—	579.3
In Euro	40.9	35.7	5.2	—	—	—	40.9
In other currencies	5.5	5.2	0.3	—	—	—	5.5
Taxes and payroll charges payable
In Reais	44.2	32.0	12.2	—	—	—	44.2
In Euro	4.8	4.8	—	—	—	—	4.8
Accrued taxes on income
In Reais	0.4	0.4	—	—	—	—	0.4
In Euro	8.6	8.6	—	—	—	—	8.6
In other currencies	5.2	5.2	—	—	—	—	5.2
Contingencies
In Reais	39.1	7.0	9.9	9.9	9.9	2.4	39.1
In Euro	2.0	1.4	0.2	0.2	0.2	—	2.0

Total liabilities in Reais	2,283.5	1,671.5	570.7	11.3	11.3	18.7	2,277.2

Total liabilities in Euro	159.7	153.7	5.6	0.2	0.2	—	159.9

Total liabilities in other currencies	17.9	17.6	0.3	—	—	—	17.9

Total exposure in Reais	(1,826.9)	(1,345.3)	(440.3)	(11.3)	(11.3)	18.7	(1,820.6)

Total exposure in Euro	(116.3)	(116.7)	0.8	(0.2)	(0.2)	—	(116.5)

Total exposure in other currencies	0.6	0.9	(0.3)	—	—	—	0.6

For further information, see note 27.1.5 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

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

For further information, see note 27.1.3 to our 2024 audited consolidated financial statements included elsewhere in this annual report.

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

Depositary Payments for the Year Ended December 31, 2024

According to our contractual arrangements with J.P. Morgan, in 2024, J.P. Morgan paid us a gross amount of US$1.3 million in connection with investor relations related expenses of Embraer incurred in 2024.

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

A. Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required financial disclosure.

Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2024. Based on this evaluation, our principal executive officers and principal financial officer have concluded, together with management, that our disclosure controls and procedures were effective as of December 31, 2024.

Our management performed additional analysis as deemed necessary to ensure that our consolidated financial statements as of and for the year ended December 31, 2024 were prepared in accordance with IFRS Accounting Standards. Accordingly, our management believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows of the periods presented in accordance with IFRS Accounting Standards.

B. Management’s Annual Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with IFRS Accounting Standards. Our internal controls over financial reporting include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

In this context, our management, with the participation of the chief executive officer and chief financial officer, under the oversight of our Audit Committee, assessed the effectiveness of our internal controls over financial reporting as of December 31, 2024 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal controls over financial reporting were effective.

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG Auditores Independentes Ltda., or KPMG, who audited the consolidated financial statements included in this annual report, issued an audit report expressing its opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024. KPMG’s report appears on page F-3 of this annual report.

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
The following table sets forth by category of service the aggregate fees billed for professional services rendered by our principal accountants for each of the last two fiscal years, namely KPMG Auditores Independentes Ltda. (PCAOB ID 1124 and located in São Jose dos Campos, Brazil) during the years ended December 31, 2024 and December 31, 2023:

Principal accountant fees and services	Year ended December 31,
	2024	2023
	(in US$ thousands)
Audit Fees	3,860.8	3,588.3
Audit-Related Fees	318.5	295.2
Tax Fees	—	70.7
All Other Fees	3.2	28.3

Total	4,182.4	3,982.5

Audit Fees
Audit fees consisted of the aggregate fees in connection with (i) audit of annual financial statements prepared under Brazilian GAAP and IFRS Accounting Standards, which are published in Brazil and the United States of America, and performed in accordance with the International Standards on Auditing and the Public Company Accounting Oversight Board (PCAOB) auditing standards, (ii) review of quarterly financial information prepared under Brazilian GAAP and IFRS Accounting Standards, and (iii) audit of statutory financial statements of subsidiaries.
Audit-Related Fees
For the year ended December 31, 2024, and December 31, 2023, audit-related fees consisted mainly of the aggregate fees in connection with compliance services provided to us and some of our subsidiaries related to documents filed with regulatory and government agencies, and some other fees related to compliance services rendered for some of our subsidiaries, and services related to information technology diagnosis
Tax Fees
Tax fees consisted of the aggregate fees in connection with tax compliance services for some of our subsidiaries.
All Other Fees
All other fees refer to miscellaneous permitted compliance services rendered for some subsidiaries and services related to IT diagnosis. For the year ended December 31, 2024, all other fees also included fees payable in connection with permitted advisory services provided to our subsidiaries.
Pre-Approval Policies and Procedures
Our board of directors approved all audit and audit-related services provided by KPMG Auditores Independentes Ltda. in 2023 and 2024. Any services provided by KPMG Auditores Independentes Ltda. that are not specifically included within the scope of the audit must be pre-approved by our audit, risk and ethics committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis
exception prior to the completion of an audit engagement. In 2024 and 2023, none of the fees paid to KPMG Auditores Independentes Ltda. were approved pursuant to the de
minimis
exception.

16D.	Exemptions from the Listing Standards for Audit Committees
None.

16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
As of the date of this annual report, we do not have any active share buyback programs.
See also “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Subsequent Events—Repurchasing Embraer’s own shares.”

16F.	Change in Registrant’s Certifying Accountant
Not applicable.

16G.	Corporate Governance
Overview
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
Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics and Conduct, see “—B. Code of Ethics.” We usually review our Code of Ethics every two years. The latest version of the Code of Ethics is the seventh Edition and was approved on December 8, 2023.

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
We apply cybersecurity solutions and procedures to ensure the most appropriate and applicable handling, collection, a
n
d availability of data and information used by our corporate systems, business processes and products. These procedures and mechanisms are based on best market practices (such as frameworks such as NIST CSF and ISO27001/2) and undergo periodic reviews to ensure their ability to spot, control, and respond to potential global cyber threats.
We have a cybersecurity incident response cycle procedure, which is a four-stage procedure response to be used in case of a cybersecurity incident. The procedure comprises the following stages: (i) the training and preparation of our teams to act promptly in response to cybersecurity incidents by implementing controls based on risk assessments; (ii) incident detection and analysis; (iii) actions for containment, eradication and recovery from the incident; (iv) post-incident activities, which comprises the activities to avoid, prevent and improve actions in case of new incidents. Training to our employees occurs monthly.
As part of our risk management strategy, we contract cybersecurity companies, such as Tempest, AWS, Google and others and independent auditors to assess our cybersecurity controls and procedures annually. We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity committee evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. Our cybersecurity committee is responsible for overseeing and identifying cybersecurity risks. See “—Cybersecurity Governance.” We have a multidisciplinary team that manages data privacy issues under the supervision of the data protection officer, or DPO.

Our Data Protection Office operates under a hybrid model, consisting of representatives from various business departments to support compliance with applicable laws, monitor risks, and demonstrate the organization’s privacy and data protection compliance level in a sustainable and continuous manner.
The Data Protection Officer, or DPO, is part of the Data Protection Office and serves as the primary point of contact between Embraer, national data protection authorities, and data subjects. The DPO is responsible for clarifying doubts and assisting employees in executing activities involving personal data processing operations. Additionally, the DPO proposes topics to the Data Protection Office to address gaps and enhance Embraer’s privacy and data protection governance program, including raising company-wide awareness.
When the DPO identifies a data privacy incident, they must coordinate with the affected departments to: (i) determine the exact moment of its identification; (ii) assess the type of data involved in the incident; (iii) analyze its cause, scope, and consequences; (iv) identify how and where it was detected; and (v) assist in proposing measures to address or prevent the incident, including, if applicable, actions to mitigate potential negative effects, both within the Company and, if necessary, for the affected data subjects.
Cybersecurity Incidents
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
Immediately after the incident, we employed significant IT resources, took measures to protect and strengthen the security of our systems, isolated the affected environment and repaired our network. As part of our reaction, we hired Tempest Security Intelligence, a leading cybersecurity firm, to investigate the incident and supplement our remediation efforts. Embraer adopted additional measures to strengthen the security of its systems, as well as reporting the incident to competent authorities, in Brazil and abroad. The incident had no significant impact over our revenues, cash flows or any material incremental expenses for the 2020 fiscal year and we have not had any similar incident in the three years ended December 31, 2024. There is also no indication that the accuracy and completeness of any financial information had been affected as a result of the incident.
This type of cybersecurity incident has become more and more sophisticated over time, especially as threat actors have become increasingly well-funded by, or themselves include, governmental actors with significant means. We expect that sophistication of cyber threats will continue to evolve as threat actors increase their use of AI and machine-learning technologies. In the year ended December 31, 2024, we had no complaints pertaining to breach of privacy by collaborators and customers, as well as no leaks, thefts, or losses of customer data, nor cybersecurity incidents. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
For additional information on our cybersecurity exposure, see Item 3. Key Information—D. Risk Factors—Cybersecurity—Failure to adequately protect against risks relating to cybersecurity could materially and adversely affect us.”
Cybersecurity Governance
Our
board of directors
oversees our cybersecurity committee, which is responsible to make strategic decisions on cybersecurity, approve cybersecurity policies and has full and unrestricted authority to implement projects and mitigation actions, as applicable. The cybersecurity committee meets on a monthly basis, or anytime the chief information security officer (CISO) deems necessary, to periodically monitor, at a high level, our projects related to cybersecurity and advises on measures and improvements to enhance our management of cybersecurity issues. The cybersecurity committee is composed of:

•	our chief executive officer (CEO);

•	our chief financial officer (CFO);

•	our CISO;

•	the vice president of Embraer defense and security;

•	our legal director and DPO; and

•	the vice-president of engineering.
Additionally, cybersecurity is constantly on the agenda at meetings of our Audit, Risk and Ethics Committee and our board of directors.

Part III

Item 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the reports of the Independent Registered Public Accounting Firms thereon, are filed as part of this annual report and are located following the signature page hereof.

Item 19.	EXHIBITS

Exhibit Number	Description

1.1	Bylaws of Embraer dated May 17, 2024 (English translation).*

2.1	Form of Third Amended and Restated Deposit Agreement, among Embraer S.A., J.P. Morgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt, dated as of 2019, incorporated herein by reference from Exhibit (a) from Embraer’s Form F-6 Registration Statement under the Securities Act of 1933 filed with the SEC (File No. 333-133162) on November 18, 2019.

2.2	Indenture, dated February 11, 2025, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 4.1 of Embraer’s Current Report on Form 6-K filed with the SEC (File No. 001-15102) on February 11, 2025).

2.3	First Supplemental Indenture, dated February 11, 2025, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 4.2 of Embraer’s Current Report on Form 6-K filed with the SEC (File No. 001-15102) on February 11, 2025).

2.4	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

2.5	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*

8.1	List of Embraer’s subsidiaries.*

11.1	Code of Ethics and Conduct, dated December 8, 2023 (incorporated by reference to Exhibit 11.1 to Embraer’s Annual Report on Form 20-F for the Year Ended December 31, 2023, filed with the Securities and Exchange Commission (SEC File No. 001-15102) on April 5, 2024).

11.2	Policy on Trading in Company Securities and Disclosure of Material Information and Preservation of Confidentiality, dated February 16, 2023 (incorporated by reference to Exhibit 11.2 to Embraer’s Annual Report on Form 20-F for the Year Ended December 31, 2023, filed with the Securities and Exchange Commission (SEC File No. 001-15102) on April 5, 2024).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.*

13.1	Section 1350 Certification of Chief Executive Officer.*

13.2	Section 1350 Certification of Chief Financial Officer.*

15.1	Consent of KPMG Auditores Independentes Ltda.*

97.1	Policy on Clawback of Excess Incentive Compensation, dated December 1, 2023 (incorporated by reference to Exhibit 97.1 to Embraer’s Annual Report on Form 20-F for the Year Ended December 31, 2023, filed with the Securities and Exchange Commission (SEC File No. 001-15102) on April 5, 2024).

101.INS	XBRL Instance Document.*

101.SCH	XBRL Taxonomy Extension Schema.*

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase.*

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase.*

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase.*

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase.*

*	Filed herewith.

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

Date: March 31, 2025

F-1

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Embraer S.A.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Embraer S.A. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.
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

F-2

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

F-3

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
São José dos Campos, SP, Brazil
March 31, 2025

F-4

F-5

Embraer S.A.
Consolidated Statement of Financial Position
as of December 31, 2024 and 2023
(In millions of U.S. dollar)

ASSETS	Note	12.31.2024	12.31.2023
CURRENT
Cash and cash equivalents	5	1,563.0	1,629.2
Financial investments	6	639.7	521.7
Trade accounts receivable	7	320.8	217.6
Derivative financial instruments	8	13.2	17.5
Customer financing	9	12.2	8.4
Contract assets	30.2	622.7	509.1
Inventories	10	2,936.1	2,636.0
Income tax and social contribution		142.0	203.0
Other assets	11	262.7	312.9

		6,512.4	6,055.4

NON-CURRENT
Financial investments	6	348.3	170.0
Trade accounts receivable	7	2.0	3.4
Customer financing	9	20.2	54.4
Contract assets	30.2	1.4	2.4
Deferred income tax and social contribution	23.1	174.0	137.7
Other assets	11	173.4	141.3
Investments		43.7	28.2
Property, plant and equipment	14	1,941.3	1,770.7
Intangible assets	15	2,502.9	2,331.0
Right of use		104.7	88.0

		5,311.9	4,727.1

TOTAL ASSETS		11,824.3	10,782.5

The notes are an integral part of these consolidated financial statements.

F-
6

Embraer S.A.
Consolidated Statement of Financial Position
as of December 31, 2024 and 2023
(In millions of U.S. dollar)

LIABILITIES	Note	12.31.2024	12.31.2023
CURRENT
Trade accounts payable	17	966.3	787.0
Trade accounts payable - Supplier finance arrangements	18	43.3	37.6
Lease liability	20.1	19.2	13.8
Loans and financing	19	113.8	127.1
Other payables	21	359.8	332.3
Contract liabilities	30.2	2,563.4	1,919.0
Derivative financial instruments	8	71.9	85.7
Taxes and payroll charges payable	22	45.8	42.6
Income tax and social contribution		124.7	195.6
Unearned income		17.9	10.2
Provisions	24.1	90.2	114.7

		4,416.3	3,665.6

NON-CURRENT
Lease liability	20.1	92.6	82.2
Loans and financing	19	2,377.3	2,759.3
Other payables	21	161.2	55.4
Contract liabilities	30.2	721.2	621.9
Derivative financial instruments	8	31.9	39.5
Taxes and payroll charges payable	22	9.2	18.3
Income tax and social contribution	23.4	3.2	5.1
Deferred income tax and social contribution	23.1	450.3	304.7
Unearned income		12.8	17.7
Provisions	24.1	203.7	173.5

		4,063.4	4,077.6

TOTAL LIABILITIES		8,479.7	7,743.2

SHAREHOLDERS’ EQUITY
Share capital	28.1	1,551.6	1,551.6
Treasury shares	28.3	(28.2)	(28.2)
Revenue reserves	28.4	1,624.3	1,280.1
Share-based payment		49.3	44.8
Other comprehensive loss		(257.2)	(152.7)
Result in transactions with non controlling interest		135.8	90.9

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		3,075.6	2,786.5
Non-controlling interests		269.0	252.8

TOTAL EQUITY		3,344.6	3,039.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,824.3	10,782.5

The notes are an integral part of these consolidated financial statements.

F-
7

Embraer S.A.
Consolidated Statements of Profit or Loss
for the years ended 2024, 2023 and 2022
(In millions of U.S. dollar, except per share data)

	Note	12.31.2024	12.31.2023	12.31.2022
REVENUE	31	6,394.7	5,268.5	4,540.4
Cost of sales and services	31	(5,241.6)	(4,358.9)	(3,628.2)

GROSS PROFIT		1,153.1	909.6	912.2
Administrative expenses	31	(198.9)	(204.9)	(184.9)
Selling expenses	31	(309.7)	(314.7)	(274.4)
Expected credit (losses) reversal		(21.1)	10.2	(17.4)
Research expenses		(55.0)	(90.3)	(110.0)
Other income	32	266.1	170.7	110.5
Other expenses	32	(162.7)	(176.3)	(555.0)
Share of profit (loss) of investments accounted for under the equity method		(4.3)	10.2	8.5

OPERATING INCOME (LOSS) BEFORE FINANCIAL RESULT		667.5	314.5	(110.5)
Financial income	33	311.1	128.6	166.5
Financial expenses	33	(415.6)	(321.9)	(290.0)
Foreign exchange gain (loss), net	34	(6.0)	(0.5)	28.2

INCOME (LOSS) BEFORE INCOME TAX		557.0	120.7	(205.8)
Income tax	23.3	(202.4)	43.6	2.3

INCOME (LOSS) FOR THE YEAR		354.6	164.3	(203.5)

Attributable to :
Owners of Embraer		352.5	164.0	(185.4)
Non-controlling interests		2.1	0.3	(18.1)
Earnings (loss) per share – basic and diluted in US$	29	0.48	0.22	(0.25)
The notes are an integral part of these consolidated financial statements.

F-
8

Embraer S.A.
Consolidated Statement of Other Comprehensive Income
for the years ended 2024, 2023 and 2022
(In millions of U.S. dollar)

	12.31.2024	12.31.2023	12.31.2022
INCOME (LOSS) FOR THE YEAR	354.6	164.3	(203.5)
ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
Remeasurement of post-employment benefit, net of tax	4.9	(4.5)	7.2
Listing expenses	—	—	135.7
ITEMS THAT ARE OR MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Financial instruments - Cash flow hedge, net of tax	(24.7)	7.3	4.2
Financial instruments measured at FVOCI	0.2	—	—
Translation adjustments	(94.7)	33.3	(30.6)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS	(114.3)	36.1	116.5

TOTAL COMPREHENSIVE INCOME(LOSS)	240.3	200.4	(87.0)

Attributable to:
Owners of Embraer	248.0	201.0	(207.4)
Non-controlling interests	(7.7)	(0.6)	120.4
The notes are an integral part of these consolidated financial statements.

F-
9

Embraer S.A.
Consolidated Statement of Changes in Equity
for the years ended 2024, 2023 and 2022
(In millions of U.S. dollar)

						Revenue reserves					Other comprehensive (loss)
	Note		Capital	Treasury shares	Share-based payment	Government grants	Legal reserve	For investment and working capital	Result in transactions with non-controlling interest	Retained earnings	Post- employment benefit	Cumulative translation adjustment	Financial instruments	Total	Non- controlling interest	Total equity
At December 31, 2021			1,551.6	(28.2)	37.4	49.0	204.4	1,048.1	(26.7)	—	(48.7)	(117.6)	(1.4)	2,667.9	107.1	2,775.0

Loss for the year			—	—	—	—	—	—	—	(185.4)	—	—	—	(185.4)	(18.1)	(203.5)
Other comprehensive income			—	—	—	—	—	—	—	—	7.2	(33.4)	4.2	(22.0)	138.5	116.5

Total of comprehensive loss			—	—	—	—	—	—	—	(185.4)	7.2	(33.4)	4.2	(207.4)	120.4	(87.0)
Share-based remuneration			—	—	2.9	—	—	—	—	—	—	—	—	2.9	—	2.9
Result in transactions with non controlling interest			—	—	—	—	—	—	104.1	—	—	—	—	104.1	29.3	133.4
Allocation of profits:
Absorption of reserves by loss for the year			—	—	—	—	—	(185.4)	—	185.4	—	—	—	—	—	—

At December 31, 2022			1,551.6	(28.2)	40.3	49.0	204.4	862.7	77.4	—	(41.5)	(151.0)	2.8	2,567.5	256.8	2,824.3

Net income for the year			—	—	—	—	—	—	—	164.0	—	—	—	164.0	0.3	164.3
Other comprehensive income			—	—	—	—	—	—	—	—	(4.5)	34.2	7.3	37.0	(0.9)	36.1

Total of comprehensive loss			—	—	—	—	—	—	—	164.0	(4.5)	34.2	7.3	201.0	(0.6)	200.4
Share-based remuneration			—	—	4.5	—	—	—	—	—	—	—	—	4.5	0.5	5.0
Capital contribution			—	—	—	—	—	—	—	—	—	—	—	—	9.5	9.5
Result in transactions with non controlling interest			—	—	—	—	—	—	13.5	—	—	—	—	13.5	—	13.5
Allocation of profits:
Dividends			—	—	—	—	—	—	—	—	—	—	—	—	(13.4)	(13.4)
Reserve for investments and working capital			—	—	—	—	—	164.0	—	(164.0)	—	—	—	—	—	—

At December 31, 2023			1,551.6	(28.2)	44.8	49.0	204.4	1,026.7	90.9	—	(46.0)	(116.8)	10.1	2,786.5	252.8	3,039.3

Net income for the year			—	—	—	—	—	—	—	352.5	—	—	—	352.5	2.1	354.6
Other comprehensive loss			—	—	—	—	—	—	—	—	4.9	(84.9)	(24.5)	(104.5)	(9.8)	(114.3)

Total of comprehensive income			—	—	—	—	—	—	—	352.5	4.9	(84.9)	(24.5)	248.0	(7.7)	240.3
Share-based remuneration			—	—	4.5	—	—	—	—	—	—	—	—	4.5	0.6	5.1
Exercise Warrants			—	—	—	—	—	—	—	—	—	—	—	—	5.1	5.1
Capital contribution	2.3.1(ii)		—	—	—	—	—	—	—	—	—	—	—	—	65.6	65.6
Result in transactions with non controlling interest	2.3.1	(ii)	—	—	—	—	—	—	44.9	—	—	—	—	44.9	(47.4)	(2.5)
Allocation of profits:
Legal reserve			—	—	—	—	2.6	—	—	(2.6)	—	—	—	—	—	—
Dividends			—	—	—	—	—	—	—	(8.3)	—	—	—	(8.3)	—	(8.3)
Reserve for investments and working capital			—	—	—	—	—	341.6	—	(341.6)	—	—	—	—	—	—

At December 31, 2024			1,551.6	(28.2)	49.3	49.0	207.0	1,368.3	135.8	—	(41.1)	(201.7)	(14.4)	3,075.6	269.0	3,344.6

The notes are an integral part of these consolidated financial statements.

F-
10

Embraer S.A.
Consolidated Statement of Cash Flows
for the years ended 2024, 2023 and 2022
(In millions of U.S. dollar)

	Note	12.31.2024	12.31.2023	12.31.2022
OPERATING ACTIVITIES
Income (loss) for the year		354.6	164.3	(203.5)
ADJUSTMENT TO NET INCOME FOR ITEMS NOT AFFECTING CASH
Depreciation and amortization expenses		243.6	241.7	210.3
Realization of government grants		—	—	(0.5)
Realization of contribution from suppliers	15	(30.2)	(29.8)	(21.1)
EVE transaction		—	—	239.2
Losses (reversal) of impairment losses of inventories		7.0	(4.8)	(16.5)
Adjustment to fair value - Financial investments		19.3	(0.4)	(1.7)
Expected credit losses (reversal)		21.1	(10.2)	17.4
(Gain) loss on disposal of fixed assets and investments (1)		6.2	(29.3)	41.1
Income tax and social contribution	23.3	202.4	(43.6)	(87.5)
Accrued interest		174.6	189.7	201.0
Interest on marketable securities, net		(18.1)	(7.0)	(9.8)
Share of (profit) loss of investments accounted for under the equity method		4.3	(10.2)	(8.5)
Foreign exchange (gain) loss, net	34	8.7	7.1	(24.8)
Other provisions		55.4	(7.3)	38.7
Others 2		5.2	10.9	19.6
CHANGES IN ASSETS
Financial investments		(117.7)	22.9	181.3
Derivative financial instruments		(41.5)	21.2	(5.6)
Accounts receivable		(159.3)	(4.6)	(1.1)
Contract assets		(114.1)	(4.6)	75.2
Customer financing		25.1	6.6	(87.5)
Inventories		(370.2)	(287.1)	(294.3)
Other assets		(49.4)	(112.4)	10.5
CHANGES IN LIABILITIES
Trade accounts payable and Trade accounts payable - Supplier finance arrangements		204.8	50.2	257.6
Other payables		24.1	69.1	(19.2)
Contract liabilities		748.1	576.8	450.8
Taxes and payroll charges payable		(58.2)	98.6	39.1
Unearned income		2.9	2.8	(15.0)
Income tax and social contribution paid	23.1	(101.2)	(120.8)	(50.2)
Interest paid	20.1	(176.3)	(172.8)	(183.7)

NET CASH GENERATED IN OPERATING ACTIVITIES		871.2	617.0	751.3

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	14	(200.4)	(238.7)	(136.2)
Proceeds from sale of property, plant and equipment		12.2	19.3	5.4
Additions to intangible assets	15	(265.8)	(192.1)	(119.8)
Additions to investments in subsidiaries and affiliates, net of cash acquired		(18.3)	(24.0)	(0.4)
Investment sale		—	41.2	158.2
Proceeds from sale of financial investments		49.5	60.2	(17.6)
Acquisition of financial investments		(238.0)	(58.8)	—
Proceeds from (disposal of) loan granted		60.5	(60.5)	—
Dividends received		0.6	5.8	0.9

NET CASH USED IN INVESTING ACTIVITIES		(599.7)	(447.6)	(109.5)

FINANCING ACTIVITIES
Proceeds from loans and financing	20.1	775.2	2,000.7	145.4
Repayment of loans and financing	20.1	(1,155.3)	(2,331.9)	(961.8)
Capital increase		—	9.5	—
Dividends and interest on own capital		—	(13.4)	—
Receipt in the offering of subsidiary shares		65.6	—	207.0
Costs in the offering of subsidiary shares		(2.4)	—	(47.9)
Lease payments	20.1	(18.8)	(13.6)	(11.9)

NET CASH USED IN FINANCING ACTIVITIES		(335.7)	(348.7)	(669.2)

DECREASE IN CASH AND CASH EQUIVALENTS		(64.2)	(179.3)	(27.4)
Effects of exchange rate changes on cash and cash equivalents		0.9	(10.0)	4.4
Cash and cash equivalents at the beginning of the year	5	1,626.3	1,815.6	1,838.6

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	5	1,563.0	1,626.3	1,815.6

(1)	Fixed assets comprise property, plant and equipment, intangible, right of use.
(2)	This line item aggregates non-controlling interests and (gain) and loss on shareholding, presented as separate line items in prior years. This change was made to simplify the disclosure.
The notes are an integral part of these consolidated financial statements.

F-
11

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

1.	OPERATIONS
Embraer S.A. (“Embraer”) is a publicly traded company listed in the Novo Mercado segment of the Brazilian Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão), under the ticker code EMBR3. Additionally, Embraer has issued American Depositary Shares, represented by American Depositary Receipts (“ADRs”) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”) under the ticker code ERJ.
Embraer is domiciled in São José dos Campos, State of São Paulo, Brazil, and, along with its subsidiaries (together referred to as “the Company”), engages in the following main activities:

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
1.1 Significant events and their impacts on the consolidated financial statements
1.1.1 Russia - Ukraine conflict
Since March 2022, the Company has suspended the supply of parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.
The Company continues to monitor its supply chain to identify potential disruptions related to the conflict between Russia and Ukraine while there is no immediate concern about the availability of titanium in our supply chain given the Company´s inventory position and existing alternative sources in other countries.
As of December 31, 2024, the Company has no material assets or liabilities exposed to Russia, Belarus or Ukraine; therefore, no relevant accounting impact was identified through the date of authorization for issuance of these consolidated financial statements.
1.1.2 Israel - Hamas conflict
Despite the ceasefire agreement signed between Israel and Hamas, the Company continues to closely monitor the facts, aiming to identify developments that may generate potential impacts on the supply chain, in addition to others related to operations and customer support.
As of December 31, 2024, the Company has no material assets or liabilities exposed to Israel or Palestine; therefore, no relevant accounting impact has been identified through the date of authorization for issuing these consolidated financial statements.

F-
12

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
2.1 Basis of preparation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
These consolidated financial statements have been prepared on the historical cost basis, unless otherwise stated.
The areas which require a higher degree of judgments or complexities, or assumptions and significant estimates to the consolidated financial statements, are disclosed in Note 3.
These consolidated financial statements were authorized for issue by Management on
March 31, 2025.
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
The amendments to IAS7 and IFRS 7, which came into effect on January 1, 2024, clarify the characteristics of supplier financing arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier financing arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. As a result of implementing the amendments, the Company has provided additional disclosures about its supplier financing arrangements. See Notes 18 and 27.1.4.
The following amendments to standards which came into effect on January 1, 2024, had no material impact on the initial application in these consolidated financial statements:

•	Classification of liabilities as current or non-current (amendments to IAS1).

•	Non-current liabilities with covenants (amendments to IAS1).

•	Lease liability in a sale and leaseback (amendments to IFRS16).

F-1
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.3.1 Basis of consolidation
These consolidated financial statements include the financial statements of Embraer and subsidiaries listed below:

			Interest (%)
Entity			2024	2023	Country	Core activities
Directly controlled
ELEB Equipamentos Ltda.			100%	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Aircraft Holding, Inc.			100%	100%	USA	Concentrates corporate activities in the USA
Embraer Aviation International - EAI			100%	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Defesa e Segurança Participações S.A.			100%	100%	Brazil	Coordinates investments in the Defense & Security segments
Embraer GPX Ltda.			100%	100%	Brazil	No operations
Embraer Netherlands B.V.			100%	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Netherlands Finance B.V.			100%	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Overseas Ltd.			100%	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Spain Holding Co. SL			100%	100%	Spain	Concentrates corporate activities abroad
Fundo de Investimento em Participações Embraer Ventures			100%	100%	Brazil	Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.
Yaborã Indústria Aeronáutica S.A.			100%	100%	Brazil	No operations
Indirectly controlled
Airholding S.A.			100%	100%	Portugal	Coordinates investments in subsidiaries in Portugal
Atech - Negócios em Tecnologias S.A.			100%	100%	Brazil	Development and control, communications, computer and intelligence services
Coqueiro Par Participações Ltda. (“Coqueiro”)	(i	)	100%	—	Brazil	Participation in other companies.
ECC Investment Switzerland AG			100%	100%	Switzerland	Coordinates investments in subsidiaries abroad
Embraer (China) Aircraft Technical Services Co. Ltd.			100%	100%	China	Sale of spare parts and support services in China
Embraer Aircraft Customer Services, LLC			100%	100%	USA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services, LLC			100%	100%	USA	Maintenance of aircraft and components
Embraer Asia Pacific PTE. Ltd.			100%	100%	Singapore	Sale of spare parts and support services in Asia
Embraer Business Innovation Center, Inc.			100%	100%	USA	R&D of technological innovations in the aerospace sector and related areas
Embraer CAE Training Services (NL) B.V.			51%	51%	Netherlands	Pilot, mechanic and crew training
Embraer CAE Training Services (U.K.) Limited			51%	51%	United Kingdon	Pilot, mechanic and crew training
Embraer CAE Training Services, LLC			51%	51%	USA	Pilot, mechanic and crew training
Embraer Defense and Security, Inc.			100%	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer Engineering & Technology Center USA, Inc.			100%	100%	USA	Engineering services related to aircraft research and development
Embraer Executive Aircraft, Inc.			100%	100%	USA	Final assembly and delivery of executive jets
Embraer Executive Jet Services, LLC			100%	100%	USA	After sale support and aircraft maintenance
Embraer Finance Ltd.			100%	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Portugal S.A.			100%	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Eve Holding, Inc. (“Eve Holding”)	(ii	)	83.7%	89.4%	USA	Publicly held company, with shares traded on the NYSE, which owns the full interest of EVE UAM, LLC.
Eve Soluções de Mobilidade Aérea Urbana Ltda.	(ii	)	83.7%	89.4%	Brazil	Eve subsidiary with operations in Brazil.
Eve UAM, LLC.	(ii	)	83.7%	89.4%	USA	Development, design, manufacture, marketing, certification and support of aircraft and urban air traffic management solutions related to urban air mobility.
EZS Informática S.A.	(i	)	100.0%	76.6%	Brazil	Retail trade of computer products, maintenance, repair and related services
OGMA - Indústria Aeronáutica de Portugal S.A.			65%	65%	Portugal	Aviation maintenance and production
Tempest Security Intelligence Limited	(i	)	100%	76.6%	United Kingdon	Retail trade of computer products, maintenance, repair and related services
Tempest Serviços de Informática S.A. (“Tempest”)	(i	)	100%	76.6%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Visiona Internacional B.V.			51%	51%	Netherlands	International subsidiary of Visiona
Visiona Tecnologia Espacial S.A.			51%	51%	Brazil	Supply and development of satellite solutions
Joint operations
EZ Air Interior Limited			50%	50%	Ireland	Fabrication of interiors for commercial aircraft
The main changes that occurred during 2024 are:

(i)
In May 2024, Embraer Defesa e Segurança Participações S.A. acquired the entire interests of Coqueiro, which owns a 23.4% interest in Tempest. As a result of this acquisition, the Company’s ownership interest in EZS Informática S.A., Tempest, and Tempest Security Intelligence Limited increased to 100%.

(ii)
The reduction in the interest share to 83.7% was mainly driven by the issuance of 27,218,588 new shares by Eve Holding, following a capital contribution of US$ 95.6, and the cancelation of 8,296,470 warrants. Embraer Aircraft Holding contributed US$ 30 and received 7,500,000 shares, while other investors contributed US$ 65.6 in total and received 19,718,588 shares. As a result, the Company’s interest in Eve Soluções de Mobilidade Aérea Urbana Ltda. and Eve UAM, LLC., subsidiaries of Eve Holding, decreased by the same proportion. Out of US$ 47.4 result in transaction with non-controlling interest
, US$ 45.6 is attributed to this transaction and the corresponding transaction costs.

F-1
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
In this analysis, in addition to the majority of voting rights, the shareholders’ agreement between the Company and other shareholders holding voting rights, rights arising from other contractual agreements and potential existing voting rights are considered.
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
The Company’s main associates and joint ventures are:
Águas Azuis Construção Naval SPE Ltda.:
special purpose entity established by Embraer, Atech - Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of supplying military vessels of high technological complexity. The Company’s total ownership
percentage in the investee is 25%.
Fundo de Investimento em Participa
ç
õ
es Aeroespacial Multiestrat
é
gia:
equity investment fund established with the Banco Nacional de Desenvolvimento Econômico Social (“BNDES”), Financiadora de Estudos e Projetos (“FINEP”) and
Desenvolve SP
, created to strengthen the supply chains related to aerospace, aviation, defense, and security and promote the systems integration related to these sectors through support for small and medium enterprises. The Company’s total ownership
percentage in the investee is 34%.
MSW Multicorp 2 Fundo de Investimentos em Participações - Capital Semente:
multi-corporate venture capital investment fund established by Embraer, jointly with Rio de Janeiro’s Development Agency (“AgeRio”), Acumuladores Moura S.A. and Banco do Brasil Seguros that invests in early-stage companies which demonstrate synergy with its investors. The Company’s total ownership
percentage in the investee is 40%.
Nidec Aerospace, LLC.
: joint venture established together with Nidec Motor Corporation for the joint development and manufacture of electrical propulsion systems for aeronautical use, including vertical take-off
vehicles and fixed-wing aircraft. The Company’s total
ownership
percentage in the investee is 49%.
Xmobots Holding S.A.
: associate focused on manufacturing, maintenance, and sale of unmanned vehicles; producing robotic and remote sensing systems; and developing of software for agricultural mapping and controlling. The Company’s total ownership
percentage in the investee is 36,92%.
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
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.3.2 Foreign currency
Foreign currency transactions
Transactions in foreign currencies are translated into the functional currency at the exchange rates at the dates of the transactions.
Assets and liabilities for each statement of financial position presented are translated at the closing rate at the reporting date. Foreign exchange gains and losses resulting from this translation are recognized in profit or loss as foreign exchange gain (loss), net.
Customer advances and advances to suppliers for goods or services in foreign currencies are translated to the Company’s functional currency on the transaction date and no subsequent translation is recognized.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US$ at the exchange rate at the reporting date. The income and expenses of foreign operations, as well as their cash flows, are translated into US$ at monthly average exchange rates. Foreign currency differences are recognized in other comprehensive income.
When a foreign operation is sold or liquidated, the cumulative amount of exchange rate variations related to that foreign operation, recognized in other comprehensive income, is reclassified to profit or loss as part of the gain or loss on disposal.
2.3.3 Financial Instruments
Recognition and initial measurement
Trade accounts receivable and debt instruments issued (“bonds”) are initially recognized on the date they were originated. All other financial assets and liabilities are initially recognized when the Company becomes party to the instrument’s contractual terms.
A financial asset (unless it is a trade account receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade account receivable without a significant financing component is initially measured at the transaction price.
Classification, subsequent measurement and derecognition
Financial assets
On initial recognition, a financial asset is classified as subsequently measured at: amortized cost; fair value through other comprehensive income (“FVOCI”); or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
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
These financial assets are subsequently measured at fair value. Interest income calculated under the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
All financial assets not classified as measured at amortized cost or as FVOCI are classified at FVTPL. These assets include financial assets held for active and frequent trading and derivative financial instruments. Interest income and dividends arising from financial assets measured at FVTPL are recognized in profit or loss. See Note 2.3.5 for financial assets in hedge accounting.
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
Evaluation if contractual cash flows are solely payments of principal and interest
To assess whether contractual cash flows are solely payments of principal and interest, the principal is defined as the fair value of the financial asset at the initial recognition, and interest as a consideration for the time value of money, the credit risk associated with value of principal outstanding during contractual terms, other risks and general costs of loans, as well as the profit margin in the transaction.
The Company considers the contractual terms of the financial asset to assess whether the contractual cash flows are solely payments of principal and interest. This includes assessing whether the financial asset contains a contractual term that could change the timing or value of contractual cash flows such that it would not meet this condition.
This evaluation includes contingent events, terms that can adjust contractual rates, prepayment and extension of due dates, and terms that limit the Company’s access to cash flows of specific assets.
Financial liabilities
Financial liabilities are measured at amortized cost or FVTPL. A financial liability is measured at FVTPL if it is classified as held-for-trading,
it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.
Other financial liabilities are subsequently measured at amortized cost under the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.
Financial liabilities are derecognized when contractual obligations are withdrawn, canceled or expired. The difference between the carrying amount of a financial liability extinguished and the consideration paid (including transferred assets or assumed liabilities) is recognized in profit or loss.
See Note 2.3.5 for financial liabilities in hedge accounting.

F-1
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Offsetting
Financial assets or liabilities are offset, and their net amount is presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the asset and settle the liability simultaneously.
2.3.4 Cash and cash equivalents and financial investments
Cash and cash equivalents include cash
o
n hand, cash in transit, bank deposits, highly liquid short-term investments maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.
For the purposes of the statements of cash flow, overdraft bank balances are included as a component of cash and cash equivalents since these guaranteed accounts are settled in a short period of time and are an integral part of the Company’s cash management.
The resources invested that do not meet the definition of cash and cash equivalents are presented as financial investments.
Resources that are legally restricted from use or withdrawal by the Company (restricted cash) are presented within other assets.
2.3.5 Derivative financial instruments and hedge accounting
Initially, derivatives are recognized at fair value on the date the Company enters into a derivative contract and are subsequently remeasured at fair value. Changes in fair value are recognized in financial result (Note 33) except for derivatives designated as hedging instruments in the adoption of cash flow hedge accounting, which changes in fair value are recognized in other comprehensive income.
At the beginning of the designated hedging relationships, the Company documents the connection between the hedging instruments and the items that are hedged, including the risk management objectives and the strategy in conducting the transaction, together with the methods that will be used to evaluate the effectiveness of the relationship.
Cash flow hedge accounting
Cash flow hedge is applied for hedging risks associated with the volatility of cash flows in foreign currency associated with highly probable forecast transaction that will impact profit or loss, in this case the payroll expenses settled in Brazilian Reais and the taxes related to them.
The effective portion of changes in the fair value of derivatives designated and qualified as cash flow hedges (currency call and sell options) is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, within financial result.
When a cash flow hedge accounting instrument is liquidated, or when it no longer meets the hedge accounting criteria, any gain or loss accumulated in OCI is reclassified to profit or loss (under the same caption used by the hedged item) as the protected object is also held against profit or loss. When the transaction protected by the hedge is no longer expected to occur, the amount recognized in OCI is immediately reclassified to financial result.
For cash flow hedges, the Company contracts
zero-cost
collar financial instruments that consist of the purchase of a put option and the sale of a call option with the same counterparty and with a zero net premium. The essential terms of the instruments correspond to the terms of the protected risk - the total reference value of the options protects the risk in a 1:1 ratio (estimate of cash flows in reais for the entire year) and their expiration dates include all expected dates financial shortage during the year. The Company carries out a qualitative and prospective analysis of the effectiveness of the hedge. If there are relevant changes in circumstances, such as the estimate of cash flows in protected reais compared to realized flows, the Company prospectively balances the relationship, and any ineffectiveness identified is recognized as a financial result.
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
The Company may have used aircraft for resale, usually received in trade-in
transactions to facilitate new aircraft sales. The book value of these assets is compared periodically with their net realizable value, which is the assets estimated selling price in the ordinary course of business less estimated costs to sell. Management, together with its external appraisers, determines estimated selling price based on aircraft appraisals.
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
Uncertainties over Income Tax Treatments
Management evaluates uncertain tax treatments taken by the Company for the current income tax calculation, based on applicable tax laws that may be interpreted in different ways.
If it is probable that the taxation authorities will accept an uncertain tax treatment taken by the Company, the amounts recognized in the consolidated financial statements are consistent with the tax records; therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable that the taxation authorities will accept an uncertain tax treatment, a provision based on the estimated payment amounts to the taxation authorities is recognized (see Note 23.4).
2.3.8 Property, plant and equipment
Property, plant and equipment are recognized by the acquisition or construction cost, which includes capitalized loan costs, less accumulated depreciation, and impairment losses.
Subsequent costs are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company and can be measured reliably.
Land is not depreciated. Depreciation is calculated by the straight-line method based on the asset’s estimated useful life, as shown below:

Class of assets	Estimated useful life
Buildings and improvements	30 to 60 years
Installations	5 to 25 years
Machinery and equipment	10 to 35 years
Furniture and fixtures	5 to 30 years
Vehicles	5 to 10 years
Aircraft	5 to 51 years
Computers and peripherals	2 to 10 years
Tooling	10 to 25 years
Exchange pool program assets	27 to 32 years

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
The residual value is determined for certain aircraft spare parts included in the exchange pool program, which is reviewed and, if necessary, adjusted at the end of each reporting period. As for the remaining assets, the residual value is not attributed.
2.3.9 Intangible assets
Goodwill
Goodwill is measured at cost, less accumulated impairment losses.
Internally developed intangible assets
Internally developed intangible assets consist of expenditures incurred in the development of new aircraft, including support services, productive labor, material and direct labor allocated to the construction of aircraft prototypes or significant components, loan costs, when applicable, as well as applications of advanced technologies within the objective to make the aircraft lighter, quieter, more comfortable and efficient in energy consumption and emissions, in addition to being designed and manufactured in less time and with optimization of resources.
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
2.3.10 Impairment of
non-financial
assets
At each reporting date, the Company reviews the carrying amounts of its non-financial
assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into Cash Generating Units (“CGUs”) considering the Company’s business model and its monitoring of cash flows. In general, the CGUs are defined in accordance with the families or platforms of aircraft or other goods and services produced by the Company, regardless of its geographic location. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
The recoverable amount of CGU is its value in use. Value in use is based on future cash flows estimated under traditional approach discounted to their present value using the weighted average cost of capital (“WACC”). The cash flow projection for the CGU considers the Company’s medium and long-term strategic plan, based on the characteristics and expectations of the business.
An impairment loss is recognised if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognised in profit or loss as other expenses.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
2.3.11 Leases
The lease agreements in which the Company acts as lessee mainly include the leases of buildings, offices, land, and vehicles. The term of those agreements varies from 2 to 20 years, and the average discount rate applied to the agreements with maturity higher than 5 years is 6.3% p.a.

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
The
right-of-use
assets are depreciated on a straight-line basis considering the lease term and the Company’s intention to exercise renewal options, based on the best estimate on each reporting date.
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
The Company determines the contractual term as the
non-cancelable
lease term, plus any period covered by a renewal option if it is reasonably certain that it will be exercised, or any option to terminate the lease if it is reasonably certain that it will not be exercised. The Company has the option, under some of its leases, to maintain the assets for additional periods from three to five years. The Company applies judgment when assessing if it is reasonably certain that it will exercise the renewal option, considering all significant factors that create an economic incentive for the exercise of the renewal.
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
2.3.12 Unearned income
Unearned income comprises government grants received by the Company.
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
When revenue from government grants cannot be included in the dividend calculation, it is allocated to the government grants reserve within equity.
2.3.13 Provisions, contingent assets and liabilities, legal obligations, and court-mandated escrow deposit
A provision is recognized when the Company has a present obligation (legally or constructive) arising from past events, it is more likely than not that there will be an outflow of economic benefits, and the amount can be estimated reliably.
As for tax matters, a provision is recognized when Management, based on its assessment and assistance of legal advisors, concludes that the tax positions adopted in the calculation of these taxes for periods subject to tax inspection, or in administrative or judicial discussions, will result in a probable loss in decisions of superior courts of last instance.

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
Court-mandated escrow deposits are presented as other assets and periodically updated for monetary correction.
2.3.14 Product warranties
An estimate for aircraft warranty expenditure is recognized when the aircraft is delivered. The estimates are based on historical data that includes, among others, warranty claims and related repair or replacement costs, warranties given by the suppliers, contractual coverage period and warranty patterns for new aircraft, for which the Company expects higher warranty costs in the launch of new models until the production process matures and increases the platform in service period. The coverage period varies from 3 to 6 years.
The Company may be required to modify the product to meet the requirements of the certification authorities, or after delivery, due to improvements or to the aircraft’s performance. The costs of such modifications are recognized when the new requirements or improvements are requested and known.
Management periodically monitors the history of use and evolution of the product warranty, and, if appropriate, reviews the estimate.
The product warranties provision is recognized in profit or loss as cost of goods and services sold.
2.3.15 Employee benefits
Defined contribution plan
Obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees.
Defined benefit plans
The Company’s net obligation in respect of defined benefit plans is calculated for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.
The calculation of defined benefit obligations is performed annually by an independent actuary under the projected unit credit method. When the calculation results in a potential asset for the Company, the recognized asset is limited to the present value of the economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of the economic benefits, consideration is given to any applicable minimum funding requirements.
Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in other comprehensive income. Service costs and net interest are recognized in profit or loss.
Profit-sharing
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
22

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The Company advances 40% of the amount due as profit sharing in the 4 th
quarter of the year being calculated. Once the results have been calculated, the residual amount is paid by April of the following year.
Share-based payment
The Company offers long-term incentive plans to its statutory directors, executives and key employees as part of the compensation, aiming to retain and attract highly qualified personnel, as well as to allow people who can effectively contribute to the Company’s better performance the right to participate in the results of their contribution. The intent is also to ensure the continuity of the Company’s management by aligning the interests of participants with those of the shareholders.
The long-term incentive plans offered by the Company are share-based payment transactions, which can be settled in cash or through the delivery of equity instruments.
The expense (cost or expense, depending on the participant’s role) is recognized linearly in the operating result, based on the fair value of the shares on the grant date, over the vesting period, against equity for plans settled through the delivery of equity instruments or liabilities (accounts payable) for plans settled in cash.
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
Revenue from sales of aircraft and spare parts
Revenues are recognized when the control of the promised goods or services is transferred to the customer, that is, when all revenue recognition criteria are met. Revenues from commercial, executive, and agricultural aircraft and spare parts are generally recognized at a point in time, e.g. upon delivery or shipment to the customer.
The average collection term for the sales of parts is 30 days after transferring control of the asset to the customer.
The Company also identifies the various performance obligations provided for in the contract, such as supply of spare parts, training, technical support representative and other obligations, and allocates the individual price of each obligation, as well as variable considerations, such as discounts, rebates, etc. proportionally to individual sales prices that are estimated using the expected cost plus margin method.
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

F-2
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

•
The entity’s performance does not generate an asset with significant alternative use, and the Company has an enforceable right to receive payment for work completed to date, in the event of termination of the contract for the convenience of customers.

The revenue from these contracts is measured according to the percentage of completion method (“PoC method”), that is, the contract revenue is multiplied by the percentage calculated as the ratio of the costs incurred in relation to the total estimated costs for concluding the contracts.
Revenue recognized for development contracts in the Defense & Security segment is based on Management’s best estimates of total estimated costs at completion, as they become evident.
The Company believes that the incurred cost method provides the most reliable basis for estimating the progress of contracts whose revenues are recognized over time.
There are no significant financing components in the long-term contracts of the Defense & Security segment. The payment terms are mainly aligned with the stages of execution and deliveries of each contract, as agreed by the Company and the customers, and there is no intent on either side to finance the other.
Contract assets and liabilities
A contract asset is initially and primarily recognized for revenue earned from long-term Defense & Security contracts, which are measured under the percentage of completion method. Contract assets are transferred to trade accounts receivable when the rights become unconditional. Invoicing an amount may not indicate an unconditional right, as invoices are issued according to contractual terms. Expected credit losses are calculated over the contract assets balances, as detailed in Note 30.2.
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
3.1 Revenue from long-term contracts
As per Note 2.3.16, a significant portion of revenue in the Defense & Security segment arises from long-term contracts. These revenues are recognized over time and measured according to PoC method, which relies on the total estimated costs as the principal input. Therefore, for the determination of the performance obligations, significant estimates are used to estimate the total contract costs and the remaining costs to completion.
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

F-2
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Any adjustments to revenues and estimated costs to completion are recognized cumulatively in profit or loss when the circumstances leading to the revision are identified by Management.
In a hypothetical scenario of a 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress as of December 31 2024, the Company’s revenue and gross profit in the year would be lower by US$ 99.2 or would increase by US$ 114.0, respectively.
3.2 Impairment of
non-financial
assets
The assumptions used by the Company when calculating impairment are shown below:

•
Gross expected cash flow:
projection of cash inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.

•	Growth rates: the growth rates are reflected in the revenue flow and the gross margin budgeted by the Company, consistent with the forecasts included in industry reports.

•	Discount rates: a rate that reflects investors’ expected return at the time the calculation is made. This rate is also compared with the market to validate its consistency.

•
Foreign exchange rate US$/Brazilian Reais (“R$”):
the future cash flows of CGUs that have revenues predominantly in dollars (such as Commercial Aviation and Executive Aviation units) are sensitive to oscillations and structural changes in the level of the US$/R$ exchange rate, given that certain production costs and general expenses are carried out in R$ (e.g. payroll expenses).

The devaluation of the R$ against the US$ can generate positive impacts on future cash flows, while the appreciation of the R$ can generate a reduction in the future cash flows of these units and possible impairment losses. The Company uses derivative financial instruments to protect short-term fluctuations, as described in Note 8.
For additional information on the impairment test, see Note 16.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
New accounting standards and amendments are effective for annual reporting periods beginning after January 1, 2024 and earlier application is permitted.
 The Company has not adopted the following new accounting standards and amendments in preparing these consolidated financial statements.
IFRS18 - Presentation and Disclosure of Financial Statements
IFRS 18 will replace IAS1 - Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.

•	Management defined performance measures are disclosed in a single note in the financial statements.

•	Enhanced guidance is provided on how to group information in the financial statements.
In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
The Company is still in the process of assessing the impact of the new standard on the primary financial statements and the notes.
Other accounting standards
The following new and amended accounting standards are not expected to have a significant impact on the Company’s consolidated financial statements.
Applicable to annual reporting periods beginning on or after January 1, 2025.

•	Lack of exchangeability (amendments to IAS21 and IFRS 1).

F-2
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Applicable to annual reporting periods beginning on or after January 1, 2026.

•	Classification and measurement of financial instruments (amendments to IFRS7 and IFRS9).

•	Contracts referencing nature-dependent electricity (amendments to IFRS7 and IFRS9).

•	Annual improvements to IFRS Accounting Standards - volume 11.
Applicable to annual reporting periods beginning on or after January 1, 2027.

•	IFRS19 - Subsidiaries without public accountability: disclosures.

5.	CASH AND CASH EQUIVALENTS
See accounting policy in Note 2.3.4.

	12.31.2024	12.31.2023
Cash and banks	494.0	330.3
Cash equivalents
Private securities (i)	87.7	130.1
Fixed deposits (ii)	981.3	1,168.8

	1,069.0	1,298.9

	1,563.0	1,629.2
Bank overdraft	—	(2.9)

Liquid cash and cash equivalents	1,563.0	1,626.3

(i)	Applications in Bank Deposit Certificates (CDBs) and Private Securities Repurchase Agreements issued by financial institutions in Brazil.
(ii)	Fixed term deposits in dollars issued by financial institutions.

6.	FINANCIAL INVESTMENTS
See accounting policy in Note 2.3.4

	12.31.2024	12.31.2023
Public securities (i)	66.5	66.6
Private securities (ii)	99.9	146.4
Structured notes (iii)	133.2	—
Investment funds (iv)	125.2	27.4
Fixed-term deposit (v)	468.2	350.5
Others (vi)	95.0	100.8

	988.0	691.7

Current	639.7	521.7
Non-current	348.3	170.0

(i)	Debt securities issued in US$ by the Brazilian government with maturity in 2030.
(ii)	Corporate bonds issued by private financial institutions and non-financial institutions.
(iii)
Structured notes subject to the credit risk of the financial institution and the Brazilian government in the amount of US$ 87.1 and structured notes subject to the credit risk of two financial institutions (concurrently) in the amount of US$ 46.1.

(iv)	Embraer Multi-Strategy Equity Investment Fund in the amount of US$ 22.0 (2023: US$ 27.4) and portfolio managed by PNC Bank in the amount of US$ 103.2 (2023: nil).
(v)	Fixed-term deposits in US$ issued by financial institutions.
(vi)	Refers mainly to the investment in shares of the Republic Airways Holdings (“Republic Airways”).
As of December 31, 2024, the weighted average accumulated nominal interest rates, considering cash equivalents and financial investments, are 10.55% p.a. in R$, equivalent to 97.36% of the Interbank Deposit Certificate (“CDI”), and 5.50% p.a. in US$ (2023: 13.15% p.a. in R$, equivalent to 99.59% of the CDI, and 5.34% p.a. in US$).

F-2
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

7.	TRADE ACCOUNTS RECEIVABLE
See accounting policy in Note 2.3.3.

	Note	12.31.2024	12.31.2023
Foreign customers		293.8	201.7
Accounts receivable due from related parties	13	7.1	2.1
Domestic customers		34.1	27.0

		335.0	230.8
Expected credit losses		(12.2)	(9.8)

		322.8	221.0

Current		320.8	217.6
Non-current		2.0	3.4
The change in allowance for expected credit losses was as follows:

	12.31.2024	12.31.2023	12.31.2022
Beginning balance	(9.8)	(12.6)	(30.7)
(Additions)/Reversals	(5.5)	(1.8)	1.0
Write-off	2.6	4.6	17.0
Foreign exchange variation	0.5	—	0.1

Ending balance	(12.2)	(9.8)	(12.6)

For additional information on measurement of expected credit losses and aging, see Note 27.1.3.

8.	DERIVATIVE FINANCIAL INSTRUMENTS
See accounting policy in Note 2.3.5.
The Company has contracted derivative financial instruments to protect operations against the risks of fluctuations in exchange rates, interest rates, and share prices. The Company does not contract derivative instruments for speculative purposes.

•
Equity swap: the main objective of neutralizing fluctuations in the EMBR3 share price, with a view to the future settlement of share-based payment plans (Note 26.1). The fair value of these instruments is determined by calculating the difference between (i) the multiplication of the share’s closing price and the number of shares traded, and (ii) the notional value remunerated by the contractual interest rates until maturity, which is then discounted to present value using current market rates.

•
Purchase of sell and buy currency options: in order to protect cash flows for wage expenses and corresponding labor charges denominated in R$ from currency fluctuations risks. The strategy used by the Company involves a zero-cost
collar, which consists of purchasing a put option and selling a call option, all contracted with the same counterparty to maintain a zero-net
premium. The Company adopts the
Black-76
pricing model along with observable data to measure the fair value of these instruments.

•
Non-deliverable
forward (“NDF”): the purpose of protecting the Company from risks associated with fluctuations in exchange rates. The fair value of these instruments is measured under the discounted cash flow model. Future cash flows are estimated based on future exchange rates observed at the reporting period and future contractual rates, then discounted at current market rates.

•
Eve Holding issued warrants to grant holders the right, but not the obligation, to purchase shares of Eve Holding (NYSE: EVEX). Changes in the fair value are recognized in profit or loss as financial results.

F-2
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Purpose	Risk	Instrument	Notional	Settlement date	12.31.2024	12.31.2023
Cash flow hedge designated as hedge accounting					(17.6)	8.9

Payroll expenses settled in Brazilian reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$5.00 and sale of call options at the weighted average exercise price of R$5.48	—	2024	—	8.9
		Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$5.42 and sale of call options at the weighted average exercise price of R$6.73	456.6	2025	(17.6)	—

Others derivatives not designated as hedge accounting					(73.0)	(116.6)

Export	Exchange rate	Non-Deliverable forwards to exchange euro currency debt to US dollar currency.	—	2024	—	(0.1)
Export	Exchange rate	Non-Deliverable forwards to exchange euro currency debt to US dollar currency.	60.0	2025	2.5	—
Equity	Share price: ticker EMBR3	Equity swap	—	2024	—	8.5
Equity (i)	Share price: ticker EMBR3	Equity swap	53.9	2025	10.5	—
Equity (ii)	Share price: ticker EVEX	Private warrants	14.2	2027	(7.0)	(14.0)
Equity (ii)	Share price: ticker EVEX	Public warrants	8.2	2027	(4.0)	(11.3)
Equity (iii)	Share price: ticker EVEX	Strategic warrants	32.5	2027	(75.0)	(99.7)

					(90.6)	(107.7)

		Assets
		Current			13.2	17.5

		Liabilities
		Current			(71.9)	(85.7)
		Non-current			(31.9)	(39.5)

		Net derivative financial instruments			(90.6)	(107.7)

(i)
In April 2024, the Company entered into
18-month
swap contracts with Banco Santander S.A. Under these contracts, the Company will receive the price variation on 3,290,230 shares issued by Embraer (EMBR3) and will pay CDI plus 0.80% p.a. on the notional amount.

Additionally, in December 2024, the Company entered into
12-month
swap contracts with Banco Itaú S.A. Under these contracts, the Company will receive the price variation on 4,032,300 shares issued by Embraer (EMBR3) and will pay CDI plus 0.70% p.a. on the notional amount.
As of December 31, 2024, the Company had no margin calls related to these derivative financial instruments.

(ii)
Refers to the 8,203,407 (2023: 11,499,879) public warrants and 14,250,000 (2023: idem) private warrants issued by Eve Holding with a strike price of US$ 11.50 (eleven dollars and fifty cents) per share. The exercise period for these warrants will expire on the date that occurs first: May 9, 2027, the date set by the issuer to redeem all warrants or liquidation of the issuer.

The public warrants are listed and traded on the NYSE under the ticker EVEX.WS, and their fair value is derived directly from observable market prices. The fair value is calculated by multiplying the unit price of the option by the number of options. The private warrants have similar terms as the public warrants, except for the US$0.01 (one cent) cash redemption feature. The fair value measurement of the private warrants is identical to that of the public warrants since the differences between them do not affect their fair value.

(iii)	Refers to the 32,522,536 (2023: 37,422,536) strategic warrants units issued by Eve Holding under the following conditions:

•
Penny warrants: 20,522,536 (2023: 20,422,536) units with an exercise price of US$0.01 (one cent) per share. The fair value measurement of this instrument considers the fair value of the EVEX share minus the exercise price. Furthermore, when the exercise of the option is conditioned on the occurrence of future events, the probability of these events occurring is also considered in the measurement.

•
Market warrants: 12,000,000 (2023: 17,000,000) units with an exercise price of US$15.00 (fifteen dollars) per share. The Black-Scholes pricing model is used to measure the fair value of these financial instruments. In July 2024, 5,000,000 units with an exercise price of US$11.50 (eleven dollars and fifty cents) were extinguished as a result of the capital contribution made to Eve Holding. See further information in Note 2.3.1.

F-2
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The amount reported in other comprehensive income related to cash flow hedge is detailed as follows:

	12.31.2024	12.31.2023	12.31.2022
Changes in fair value
Gain hedging reserve	—	7.4	—
(Loss) gain cost of hedging reserve	(17.6)	1.6	2.3
Deferred tax	6.0	—	—
Reclassification to profit or loss
Fair value	(8.9)	(2.5)	1.2
Other reclassifications	(4.2)	0.8	0.7

Total reported in other comprehensive income	(24.7)	7.3	4.2

9.	CUSTOMER FINANCING
See accounting policy in Note 2.3.3.

	12.31.2024	12.31.2023
Aircraft	21.4	41.0
Spare parts	31.1	29.8

	52.5	70.8
Fair value adjustment	(11.4)	(4.6)
Expected credit losses	(8.7)	(3.4)

	32.4	62.8

Current	12.2	8.4
Non-current	20.2	54.4
There are no overdue balances of customer financing as of December 31, 2024.
The change in allowance for expected credit losses was as follows:

	12.31.2024	12.31.2023	12.31.2022
Beginning balance	(3.4)	(24.0)	(5.7)
(Additions)/Reversal	(5.3)	20.6	(18.3)

Ending balance	(8.7)	(3.4)	(24.0)

Based on the Company’s assessment, the highest risk rating for financing customers is CC, with a maximum expected credit loss of
81.7
% in the period.
For additional information on measurement of expected credit losses, see Note 27.1.3.
As of December 31, 2024, the maturity schedule for
non-current
customer financing balance is as follows:

Year
2026	7.5
2027	7.2
2028	2.0
Thereafter	3.5

20.2

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

10.	INVENTORIES
See accounting policy in Note 2.3.6

			12.31.2024				12.31.2023
			Gross book value	Write-down for obsolescence	Write-down for market value	Net book value	Gross book value	Write-down for obsolescence	Write-down for market value	Net book value
Raw materials			1,302.6	(84.6)	—	1,218.0	1,118.9	(81.7)	—	1,037.2
Work in process			840.9	—	—	840.9	774.9	—	—	774.9
Spare parts			476.5	(38.2)	(0.9)	437.4	477.6	(34.3)	(1.4)	441.9
Finished goods	(i	)	76.8	—	—	76.8	61.6	—	—	61.6
Held by third parties			112.2	(4.5)	—	107.7	97.5	(1.3)	—	96.2
Advances to suppliers			39.1	—	—	39.1	25.4	—	—	25.4
Inventory in transit			163.2	—	—	163.2	155.7	—	—	155.7
Consumption materials			58.4	(5.4)	—	53.0	51.7	(8.6)	—	43.1

			3,069.7	(132.7)	(0.9)	2,936.1	2,763.3	(125.9)	(1.4)	2,636.0

(i)	The following aircraft were held in the finished goods inventory:

•	December 31, 2024: one Phenom 100 , three Phenom 300 , one Praetor 500 , and two Praetor 600 .

•	December 31, 2023: three Phenom 300 , one Praetor 500 , and two Praetor 600 .
The movement of write-down for reduction in market value was as follows:

	12.31.2024	12.31.2023	12.31.2022
Beginning balance	(1.4)	(5.7)	(1.0)
Additions	—	(0.6)	(5.9)
Disposals	0.1	—	1.2
Reversals	0.4	4.9	—

Ending balance	(0.9)	(1.4)	(5.7)

The movement of write-down for obsolescence was as follows:

	12.31.2024	12.31.2023	12.31.2022
Beginning balance	(125.9)	(126.1)	(150.9)
Additions	(52.9)	(50.5)	(38.4)
Disposals	11.5	13.5	54.0
Reversals	33.9	37.5	8.6
Foreign exchange gain (loss)	0.7	(0.3)	0.6

Ending balance	(132.7)	(125.9)	(126.1)

A write-down for obsolescence is recognized for items without activity for over two years and with no planned use in the production program, and to cover expected losses from excess inventories or obsolete work in progress, except for inventories of spare parts, for which the write-down is based on technical obsolescence of items without activity for over two years.

11.	OTHER ASSETS

	Note	12.31.2024	12.31.2023
Taxes recoverable	11.1	154.0	130.6
Prepaid expenses		76.6	66.5
Other debtors		54.0	60.9
Costs to comply with contractual obligations		39.9	—
Court-mandated escrow deposits		32.5	39.0
Loan with a joint operation		23.8	22.4
Advances to employees		18.6	18.0
Guarantee deposits		12.8	11.8
Advances for services to be rendered		1.6	3.7
Collateralized accounts receivable		1.1	2.9
Loans granted		—	60.5
Other credits to related parties		1.1	3.7
Others		20.1	34.2

		436.1	454.2

Current		262.7	312.9
Non-current		173.4	141.3

F-
30

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

11.1 Taxes recoverable

			12.31.2024	12.31.2023
Tax Credits - Court Decisions	(i	)	50.6	—
ICMS (State Value-added Tax) and IPI (Excise Tax)			42.8	56.0
Income tax and social security on net income withheld			20.1	7.0
PIS (Social Integration Program) and COFINS (Contribution for Social Security)			14.0	34.7
Value added tax			13.4	4.6
Reintegra (Special regime for exporters)			6.0	16.6
Advance service tax (ISS- Service tax)			5.3	6.3
Others			1.8	5.4

			154.0	130.6

Current			87.6	72.9
Non-current			66.4	57.7

(i)
In April 2024, the Company obtained a favorable outcome based on the certification of the final judgment of the lawsuit that questioned the collection of withholding income taxes on transfers of certain amounts abroad. As a result, the Company recognized a tax credit of US$ 69.8, of which US$ 40.1 was recognized in other income, referring to the principal amount, and US$ 29.7 in financial income, referring to the interest income on the principal amount by Brazilian reference interest rate. The Company has already started using these tax credits. In addition, the favorable outcome has led to the reversal of the provision previously recognized regarding this matter.

12.	INVESTMENTS
See accounting policy in Note 2.3.1.
12.1 Investments movement

			12.31.2023	Gain (loss) by equity method (profit or loss)	Cumulative translation adjustment	Dividends	Addition	12.31.2024
MSW Multicorp 2 Fundo de Investimento em Participações			1.7	0.9	(0.9)	—	1.1	2.8
Xmobots Holding S.A.	(i	)	—	(1.3)	(4.4)	—	25.7	20.0
Fundo de Investimento em Participações Aeroespacial Multiestratégia			3.3	0.5	(1.1)	(0.6)	0.1	2.2
Nidec Aerospace, LLC.			5.6	(6.5)	—	—	3.9	3.0
Águas Azuis Construção Naval SPE Ltda.			17.6	2.1	(4.0)	—	—	15.7
Centimfe - Centro Tecnologico da Industria de Moldes e Ferramentas Especiais			—	—	—	—	—	—

			28.2	(4.3)	(10.4)	(0.6)	30.8	43.7

	12.31.2022	Gain (loss) by equity method (profit or loss)	Cumulative translation adjustment	Dividends	Disposal	Addition	12.31.2023
MSW Multicorp 2 Fundo de Investimento em Participações	—	0.9	0.8	—	—	—	1.7
Xmobots Holding S.A.	—	—	—	—	—	—	—
Fundo de Investimento em Participações Aeroespacial Multiestratégia	7.8	(0.4)	(0.2)	(5.8)	—	1.9	3.3
Nidec Aerospace, LLC.	—	(0.3)	—	—	—	5.9	5.6
Águas Azuis Construção Naval SPE Ltda.	4.5	10.0	0.6	—	(1.5)	4.0	17.6
Centimfe - Centro Tecnologico da Industria de Moldes e Ferramentas Especiais	—	—	—	—	—	—	—

	12.3	10.2	1.2	(5.8)	(1.5)	11.8	28.2

(i)
The Company’s interest in Xmobots Holding S.A. increased to 36.92% (2023: 10.24%), resulting from the acquisition of an additional equity interest, through Embraer Ventures Equity Investment Fund, in March 2024. Due to this increase and other conditions, the Company now has significant influence on the financial and operating policies of the investee.

Therefore, the investment that, prior to the transaction, was measured at fair value and presented as financial investments, is now measured under equity method.
The transaction price was R$ 89.9 million (equivalent to US$ 18.0), of which R$ 65.5 million (equivalent to US$ 13.2) has already been paid. The remaining balance is presented as other payables (Note 21).

F-
31

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.2 Interests in entities
12.2.1 Subsidiaries without
non-controlling
interests
There are no contractual or legal restrictions on Embraer’s access to assets or settlement of liabilities of these subsidiaries.
There are inherent risks to the operations of these entities, the most significant of which are described below:

•	Economic Risks: potential losses from fluctuations in market conditions (price of products, exchange rate and interest).

•	Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes.

•	Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations, and

•	Liquidity risk: financial inability to meet financial obligations.
12.2.2 Subsidiaries with
non-controlling
interests

	12.31.2024			12.31.2023			12.31.2022
	Non-controlling interest			Non-controlling interest			Non-controlling interest
Entity	%	Equity	Income (loss)%		Equity	Income (loss)%		Equity	Income (loss)
Embraer CAE Training Services, LLC	49.0%	34.3	5.4	49.0%	29.0	5.4	49.0%	33.1	5.8
Embraer CAE Training Services (NL) B.V.	49.0%	9.3	0.2	49.0%	9.4	(0.2)	0.0%	—	—
EVE Holding Inc.	16.3%	34.1	(2.3)	10.6%	11.0	(9.9)	10.3%	20.1	(15.4)
OGMA - Indústria Aeronáutica de Portugal S.A.	35.0%	42.7	(0.5)	35.0%	46.0	0.8	35.0%	43.5	(6.8)
Tempest Serviços de Informática S.A.	—	—	(0.4)	23.4%	7.2	4.7	39.0%	10.0	(0.4)
Visiona Tecnologia Espacial S.A.	49.0%	12.9	(0.3)	49.0%	14.5	(0.5)	49.0%	14.4	(1.3)

		133.3	2.1		117.1	0.3		121.1	(18.1)

Listing Expenses	100.0%	135.7	—	100.0%	135.7	—	100.0%	135.7	—

		269.0	2.1		252.8	0.3		256.8	(18.1)

The financial position of the most significant entities with non-controlling
interests is summarized below, which are OGMA - Indústria Aeronáutica de Portugal S.A., Eve Holding and Embraer CAE Training Services, LLC.

	OGMA			EVE			Embraer CAE Training Services, LLC
	12.31.2024	12.31.2023	12.31.2022	12.31.2024	12.31.2023	12.31.2022	12.31.2024	12.31.2023	12.31.2022
Total assets	351.3	289.5	253.5	304.2	230.1	291.0	96.7	83.4	78.8
Total liabilities	229.3	158.0	129.1	95.0	126.1	95.9	26.6	24.2	11.2
Shareholders’ equity	122.1	131.5	124.4	209.2	104.0	195.1	70.0	59.2	67.6
Revenue	314.0	250.1	216.5	—	—	—	33.4	29.3	26.9
Net income (loss) for the year	(1.5)	2.3	(19.5)	1.6	(96.2)	(308.5)	10.9	11.0	11.8
The market capitalization value of the Company’s interest in Eve Holding is US$ 1,355.6 (2023: US$ 1,763.4), corresponding to 249,199,589 (2023: 240,899,589) shares, valued at US$ 5.44 (2023: US$ 7.32). The market capitalization for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.
Subsidiaries with
non-controlling
interests are subject to the same risks as the wholly owned subsidiaries.
The Company has significant restrictions on access to cash balances, cash equivalents and financial investments of Eve Holding to settle obligations not directly related to the business of Eve Holding, as defined in the Eve Holding shareholders’ agreement (protective law).

F-
32

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

13.	RELATED PARTIES
13.1 Related party transactions
The main transactions with related parties refer to:

•
Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies; (ii) balances of financial investments; and (iii) bank deposits.

•
Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved, and corporate policies; (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts; (iv) financing for research and product development at market rates for this kind of financing; (v) loans and financing; (vi) export financing; and (vii) warranty customer service.

•
Profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the Defense & Security market; (ii) financial income and expenses from financial investments and expenses from loans and financing; and (iii) supplementary pension plan.

13.2 Brazilian Federal Government
The Brazilian Federal Government maintains direct and indirect participation through the ownership of a common share called golden share. As of December 31, 2024, the Brazilian Federal Government held an indirect interest of 5.37% in the Company’s capital through BNDES Participações S.A (“BNDESPAR”), a wholly owned subsidiary of the
Banco Nacional do Desenvolvimento Econômico e Social
(the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.
The Brazilian Federal Government plays a key role in the Company’s business activities, as a:

•	Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army, and Brazilian Navy).

•	Source of research and development financing through technology development institutions ( Financiadora de Estudos e Projetos - FINEP and BNDES).

•	Export credit agency (through the BNDES), and

•	Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).
The balances and results with related parties were as follows:

	12.31.2024
	Trade accounts receivable	Other assets *	Cash and Cash equivalents	Contract assets	Loans and financing	Other payables	Contract liabilities	Operating results	Financial results
Banco do Brasil S.A.	—	1.1	511.8	—	—	—	—	—	12.1
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	—	—	—	463.8	—	—	—	(34.9)
Comando da Aeronáutica (Brazilian Air Force)	5.7	—	—	251.7	—	15.0	51.0	(7.4)	—
Embraer Prev - Soc. Previdência Complementar	—	—	—	—	—	—	—	(16.0)	—
Exército Brasileiro (Brazilian Army)	0.1	—	—	10.5	—	—	9.0	(0.1)	—
Ez Air Interior Limited	—	23.8	—	—	—	—	—	—	—
Governo Brasileiro - Bonds (Brazilian government -Bonds)	—	66.5	—	—	—	—	—	—	2.6
Governo Brasileiro - Structured Notes	—	87.1	—	—	—	—	—	—	1.8
Marinha do Brasil (Brazilian Navy)	—	—	—	1.0	—	—	5.5	(2.6)	—
Nidec Aerospace, LLC	1.3	—	—	—	—	—	—	1.3	—

	7.1	178.5	511.8	263.2	463.8	15.0	65.5	(24.8)	(18.4)

F-3
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2023
	Trade accounts receivable	Other assets *	Cash and Cash equivalents	Contract assets	Loans and financing	Other payables	Contract liabilities	Operating results	Financial results
Banco do Brasil S.A.	—	3.7	282.7	—	—	—	—	—	15.0
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	—	—	—	627.7	—	—	—	(20.2)
Caixa Econômica Federal	—	—	0.1	—	—	—	—	—	—
Comando da Aeronáutica (Brazilian Air Force)	2.1	—	—	305.8	—	—	71.9	8.8	—
Embraer Prev – Sociedade de Previdência Complementar	—	—	—	—	—	0.3	—	(17.3)	—
Exército Brasileiro (Brazilian Army)	—	—	—	6.6	—	—	8.9	0.1	—
Ez Air Interior Limited	—	22.4	—	—	—	—	—	—	—
FINEP	—	—	—	—	—	—	—	—	(0.1)
Governo Brasileiro – Bonds	—	66.6	—	—	—	—	—	—	2.6
Marinha do Brasil (Brazilian Navy)	—	—	—	2.4	—	—	3.8	(1.3)	—

	2.1	92.7	282.8	314.8	627.7	0.3	84.6	(9.7)	(2.7)

	12.31.2022
	Financial results	Operating results
Banco do Brasil S.A.	6.2	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(6.3)	—
Comando da Aeronáutica (Brazilian Air Force)	—	29.6
Embraer Prev – Sociedade de Previdência Complementar	—	(9.7)
Exército Brasileiro (Brazilian Army)	—	2.1
Financiadora de Estudo e Projetos – FINEP	(0.4)	—
Governo Brasileiro – Bonds (Brazilian government -Bonds)	2.5	—
Marinha do Brasil (Brazilian Navy)	—	(1.4)

	2.0	20.6

(*)	As of December 31, 2024, the amount comprises the balances presented in financial investments US$ 153.6 (2023: US$ 66.6) and in other assets US$ 24.9 (2023: US$ 26.1).
13.3 Remuneration of key management personnel
Key management personnel include members of the Statutory Board of Directors and Statutory Executive Directors.
The remuneration of key management personnel comprises:

			12.31.2024	12.31.2023	12.31.2022
Short-term benefits	(i	)	9.3	8.5	8.5
Share based payment	(ii	)	9.3	2.7	(1.0)

Total remuneration			18.6	11.2	7.5

(i)	Includes wages, salaries, profit sharing, bonuses, and indemnities, as well as the compensation of external members engaged in the statutory advisory committees.
(ii)
As per Note 8, derivative instruments are contracted to protect cash flows from fluctuations in Embraer’s share price. The amounts presented in this Note do not include the results obtained with such derivative instruments.

F-3
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

14.	PROPERTY, PLANT AND EQUIPMENT
See accounting policy in Note 2.3.8.

	12.31.2024
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2023	10.2	667.4	88.7	733.6	40.3	11.9	4.5	102.1	623.8	19.1	789.4	121.1	3,212.1
Additions	0.1	1.3	—	64.7	1.5	0.6	—	8.2	17.3	—	47.8	101.6	243.1
Disposals	(0.8)	—	—	(6.8)	(0.7)	(0.3)	—	(1.0)	(1.2)	—	(20.4)	—	(31.2)
Reclassifications*	—	17.1	4.0	66.0	0.5	—	16.9	0.5	6.3	—	36.4	(94.4)	53.3
Translation adjustments	—	(2.6)	(0.5)	(4.7)	(0.4)	(0.3)	—	(1.4)	—	—	(12.4)	(4.1)	(26.4)

At December 31, 2024	9.5	683.2	92.2	852.8	41.2	11.9	21.4	108.4	646.2	19.1	840.8	124.2	3,450.9

Accumulated depreciation
At December 31, 2023	—	(216.2)	(39.4)	(403.2)	(28.3)	(8.7)	(4.5)	(93.7)	(406.0)	(19.1)	(222.3)	—	(1,441.4)
Depreciation	—	(18.9)	(1.9)	(27.7)	(2.3)	(0.5)	(0.2)	(3.2)	(23.0)	—	(17.4)	—	(95.1)
Disposals	—	—	—	5.6	0.6	0.3	—	1.0	0.7	—	6.1	—	14.3
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Translation adjustments	—	1.1	0.2	3.8	0.3	0.2	—	1.2	(0.1)	—	7.0	—	13.7

At December 31, 2024	—	(235.1)	(41.1)	(421.5)	(29.7)	(8.7)	(4.7)	(94.7)	(428.4)	(19.1)	(226.6)	—	(1,509.6)

Net
At December 31, 2023	10.2	451.2	49.3	330.4	12.0	3.2	—	8.4	217.8	—	567.1	121.1	1,770.7
At December 31, 2024	9.5	448.1	51.1	431.3	11.5	3.2	16.7	13.7	217.8	—	614.2	124.2	1,941.3

	12.31.2023
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8
Additions	—	2.8	—	29.9	1.1	0.2	—	2.8	13.4	0.6	106.9	81.0	238.7
Disposals	—	(1.3)	(0.4)	(29.0)	(4.0)	(1.4)	—	(16.8)	(5.4)	—	(21.0)	—	(79.3)
Reclassifications*	—	9.2	0.4	5.8	0.3	1.1	—	0.4	0.2	—	(15.6)	(17.4)	(15.6)
Translation adjustments	—	0.9	0.3	2.6	0.2	0.1	—	0.7	—	—	9.7	6.0	20.5

At December 31, 2023	10.2	667.4	88.7	733.6	40.3	11.9	4.5	102.1	623.8	19.1	789.4	121.1	3,212.1

Accumulated depreciation
At December 31, 2022	—	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	—	(1,398.6)
Depreciation	—	(18.9)	(2.8)	(25.0)	(2.6)	(0.5)	(0.2)	(3.1)	(21.9)	(0.6)	(16.0)	—	(91.6)
Disposals	—	0.8	0.1	19.6	3.7	1.4	—	15.9	5.3	—	8.7	—	55.5
Reclassifications*	—	—	—	—	—	—	—	—	—	—	0.3	—	0.3
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Translation adjustments	—	(0.2)	(0.1)	(1.4)	(0.2)	(0.1)	—	0.1	—	—	(4.0)	—	(5.9)

At December 31, 2023	—	(216.2)	(39.4)	(403.2)	(28.3)	(8.7)	(4.5)	(93.7)	(406.0)	(19.1)	(222.3)	—	(1,441.4)

Net
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	—	498.1	51.5	1,649.2
At December 31, 2023	10.2	451.2	49.3	330.4	12.0	3.2	—	8.4	217.8	—	567.1	121.1	1,770.7

F-3
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2022
	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2021	10.2	656.9	88.4	727.8	46.5	12.0	23.7	116.4	672.2	18.5	712.5	35.2	3,120.3
Additions	—	1.2	—	23.3	1.5	0.4	—	3.3	7.2	—	70.1	29.2	136.2
Disposals	—	(4.2)	—	(19.9)	(5.0)	(0.4)	(19.2)	(3.7)	(56.2)	—	(31.0)	—	(139.6)
Reclassifications*	—	3.6	0.5	(2.1)	(0.1)	0.1	—	(0.6)	(7.4)	—	(27.2)	(11.7)	(44.9)
Translation adjustments	—	(1.7)	(0.5)	(4.8)	(0.2)	(0.2)	—	(0.4)	(0.2)	—	(15.0)	(1.2)	(24.2)

At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8

Accumulated depreciation
At December 31, 2021	—	(183.2)	(34.8)	(394.0)	(30.1)	(9.5)	(22.9)	(107.7)	(416.5)	(18.5)	(215.5)	—	(1,432.7)
Depreciation	—	(18.4)	(2.6)	(26.2)	(3.2)	(0.5)	(0.1)	(3.3)	(23.4)	—	(13.9)	—	(91.6)
Disposals	—	2.4	—	14.5	3.7	0.3	18.7	3.3	42.9	—	11.3	—	97.1
Reclassifications*	—	3.0	0.7	5.5	0.2	—	—	0.7	7.5	—	0.3	—	17.9
Interest on capitalized assets	—	(1.1)	—	—	—	—	—	—	—	—	—	—	(1.1)
Translation adjustments	—	0.5	0.1	3.8	0.2	0.2	—	0.4	0.1	—	6.5	—	11.8

At December 31, 2022	—	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	—	(1,398.6)

Net
At December 31, 2021	10.2	473.7	53.6	333.8	16.4	2.5	0.8	8.7	255.7	—	497.0	35.2	1,687.6
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	—	498.1	51.5	1,649.2

(*)	Non-cash transactions: reclassifications between property, plant and equipment and inventories.

F-3
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

15.	INTANGIBLE ASSETS
See accounting policy in Note 2.3.9.

	Internally developed						Acquired from third party
					Others
	Commercial	Executive	Defense & Security	Service & Support	eVTOL	Others	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2023	1,311.3	1,603.4	145.9	31.0	42.4	14.4	301.6	23.8	9.0	3,482.8
Additions	41.0	60.2	39.6	8.1	109.4	2.0	5.5	—	—	265.8
Disposals	—	—	(0.4)	—	—	—	(13.6)	—	(0.7)	(14.7)
Reclassifications *	9.5	—	—	—	—	—	—	—	—	9.5
Interest on capitalized assets	—	—	—	—	2.9	—	—	—	—	2.9
Translation adjustments	—	—	(2.0)	—	—	(2.2)	(1.7)	(4.6)	—	(10.5)

At December 31, 2024	1,361.8	1,663.6	183.1	39.1	154.7	14.2	291.8	19.2	8.3	3,735.8

Accumulated amortization
At December 31, 2023	(119.8)	(697.9)	(52.8)	—	—	(4.8)	(274.0)	—	(2.5)	(1,151.8)
Amortization	(57.7)	(52.4)	(4.5)	—	—	(1.4)	(8.8)	—	(0.7)	(125.5)
Amortization of contribution from suppliers	18.7	11.5	—	—	—	—	—	—	—	30.2
Disposals	—	—	—	—	—	—	12.5	—	0.7	13.2
Reclassifications	—	—	—	—	—	—	—	—	—	—
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	—	(1.4)
Translation adjustments	—	—	0.6	—	—	0.3	1.3	—	0.2	2.4

At December 31, 2024	(158.8)	(740.2)	(56.7)	—	—	(5.9)	(269.0)	—	(2.3)	(1,232.9)

Intangible, net
At December 31, 2023	1,191.5	905.5	93.1	31.0	42.4	9.6	27.6	23.8	6.5	2,331.0
At December 31, 2024	1,203.0	923.4	126.4	39.1	154.7	8.3	22.8	19.2	6.0	2,502.9

(*)	Non-cash transactions: reclassifications between intangible assets and inventories.

	Internally developed						Acquired from third party
					Others
	Commercial	Executive	Defense & Security	Service & Support	eVTOL	Others	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2022	1,274.4	1,544.6	132.4	9.0	—	4.6	302.0	22.3	10.6	3,299.9
Additions	36.9	58.8	26.1	22.0	42.4	3.1	2.8	—	—	192.1
Disposals	—	—	—	—	—	(8.6)	(3.4)	—	(1.6)	(13.6)
Reclassifications	—	—	(13.6)	—	—	13.6	—	—	—	—
Translation adjustments	—	—	1.0	—	—	1.7	0.2	1.5	—	4.4

At December 31, 2023	1,311.3	1,603.4	145.9	31.0	42.4	14.4	301.6	23.8	9.0	3,482.8

Accumulated amortization
At December 31, 2022	(81.1)	(663.0)	(51.9)	—	—	(2.4)	(253.1)	—	(1.9)	(1,053.4)
Amortization	(58.2)	(43.9)	(3.4)	—	—	(1.5)	(24.0)	—	(0.9)	(131.9)
Amortization of contribution from suppliers	19.5	10.3	—	—	—	—	—	—	—	29.8
Disposals	—	—	—	—	—	2.3	3.4	—	0.3	6.0
Reclassifications	—	—	2.7	—	—	(2.7)	—	—	—	—
Interest on capitalized assets	—	(1.3)	—	—	—	—	—	—	—	(1.3)
Translation adjustments	—	—	(0.2)	—	—	(0.5)	(0.3)	—	—	(1.0)

At December 31, 2023	(119.8)	(697.9)	(52.8)	—	—	(4.8)	(274.0)	—	(2.5)	(1,151.8)

Intangible, net
At December 31, 2022	1,193.3	881.6	80.5	9.0	—	2.2	48.9	22.3	8.7	2,246.5
At December 31, 2023	1,191.5	905.5	93.1	31.0	42.4	9.6	27.6	23.8	6.5	2,331.0

F-3
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2022
	Internally developed					Acquired from third party
	Commercial	Executive	Defense & Security	Service & Support	Others	Development	Software	Goodwill	Others	Total
Intangible cost
At December 31, 2021	1,234.2	1,405.8	55.8	—	4.6	11.8	310.6	21.4	169.6	3,213.8
Additions	40.4	48.6	13.7	9.0	—	—	4.1	—	4.0	119.8
Disposals	—	—	—	—	—	—	(1.6)	—	(5.3)	(6.9)
Reclassifications	(0.2)	90.2	62.0	—	—	(11.8)	(10.1)	—	(157.7)	(27.6)
Translation adjustments	—	—	0.9	—	—	—	(1.0)	0.9	—	0.8

At December 31, 2022	1,274.4	1,544.6	132.4	9.0	4.6	—	302.0	22.3	10.6	3,299.9

Accumulated amortization
At December 31, 2021	(80.1)	(617.4)	(43.9)	—	(1.8)	(3.6)	(234.2)	—	(19.4)	(1,000.4)
Amortization	(31.6)	(42.9)	(2.4)	—	(0.6)	—	(25.6)	—	(0.6)	(103.7)
Amortization of contribution from suppliers	10.2	10.9	—	—	—	—	—	—	—	21.1
Disposals	—	—	—	—	—	—	1.6	—	1.1	2.7
Reclassifications	20.4	(12.2)	(5.2)	—	—	3.6	4.1	—	17.0	27.7
Interest on capitalized assets	—	(1.4)	—	—	—	—	—	—	—	(1.4)
Translation adjustments	—	—	(0.4)	—	—	—	1.0	—	—	0.6

At December 31, 2022	(81.1)	(663.0)	(51.9)	—	(2.4)	—	(253.1)	—	(1.9)	(1,053.4)

Intangible, net
At December 31, 2021	1,154.1	788.4	11.9	—	2.8	8.2	76.4	21.4	150.2	2,213.4
At December 31, 2022	1,193.3	881.6	80.5	9.0	2.2	—	48.9	22.3	8.7	2,246.5

16.	IMPAIRMENT OF NON-FINANCIAL ASSETS
See accounting policy in Note 2.3.10.
As of December 31, 2024, the Company has not identified events indicating that the carrying value of the assets exceeds their recoverable amount.
The CGUs containing goodwill are Phenom, Project Management, and Cyber Security. The sensitivity analyses performed indicate that possible and reasonable changes in the key assumptions used to determine the recoverable amount of these CGUs would not result in a carrying value higher than their recoverable amount.
The impairment test of the E2 Platform CGU considered the strategic plan approved by Management, which includes an additional four-year pause in the
E175-E2
jet development program, which was approved on February 25, 2025. This assumption did not result in impairment losses.
The key assumptions adopted in impairment tests are:

•
Future cash flows were projected for a period between 11 and 31 years, depending on the characteristics of the CGU, and discounted at the weighted average cost of capital (“WACC”) rate, being equivalent to the estimated pre-tax
rate of 11.4% (2023: 9.9%). Cash flows do not include perpetuity.

•
Part of the future cash flows were budgeted in reais and converted to dollars based on the exchange rate on September 30, 2024, of R$ 5.4481. The devaluation of the Brazilian Reais against the dollar in the nine-month period ended on September 30, 2024, of 12.53% did not have a significant impact on future cash flows.

17.	TRADE ACCOUNTS PAYABLE
See accounting policy in Note 2.3.3.

	12.31.2024	12.31.2023
Foreign suppliers	492.5	420.4
Domestic suppliers	190.7	175.7
Risk partners	283.1	190.9

	966.3	787.0

F-3
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

18.	TRADE ACCOUNTS PAYABLE – SUPPLIER FINANCE ARRANGEMENTS
See accounting policy in Note 2.3.3.
The Company has domestic and foreign supplier finance arrangements with financial institutions under which its suppliers may choose to receive advance payment of their invoices. Advance payments to suppliers are made by the financial institutions.
These agreements do not alter the commercial conditions negotiated with suppliers, therefore, the Company reimburses these financial institutions for the amount and within the period initially agreed with the suppliers. The Company does not incur additional financial charges, nor does it provide any type of collateral or guarantee resulting from these agreements.
In 2024, the average payment term for invoices covered by these arrangements was
104
days (2023:
104
days).
Additional information is provided in the table below:

	12.31.2024	12.31.2023
Suppliers subject to supplier finance arrangement (i)	78.5	58.9
Suppliers have received payment from the bank(ii)	43.3	37.6

(i)	These balances are presented as Trade accounts payable.
(ii)	These balances are presented as Trade accounts payable – Supplier Finance Arrangements.
The cash flows related to the financial liabilities arising from these arrangements are included within cash flows from operating activities in the statement of cash flows because they continue to be part of the Company’s operating cycle and their principal nature remains, that is, payments for the purchase of goods and services.

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

19.	LOANS AND FINANCING
See accounting policy in Note 2.3.3.

Purpose of the loan (Unaudited)	Currency	Interest rate - %	Maturity			12.31.2024	12.31.2023
Property, plant and equipment
	US$	SIFMA	2025- 35			20.0	20.5
Guaranteed Notes
	US$	5.40% p.a.	2027			533.2	532.9
	US$	6.95% p.a.	2028			491.9	491.2
	US$	7.00% p.a.	2030			761.7	760.3
Working capital
	R$	CDI + 2.60% p.a.	2026			3.3	4.3
	Euro	3.96% p.a. a 4.52% p.a.	2024- 25			22.0	30.7
	Euro	Euribor 1M + 1.40% p.a.	2025			—	2.9
	Euro	Euribor 12M + 1.31% p.a.	2024- 26			1.2	2.3
	US$	SOFR 6M + 0.50% p.a.	2025			10.7	22.4
	US$	SOFR 6M + 2.60%	2027	(i	)	—	102.4
	US$	4.35% p.a. a 4.50% p.a.	2024- 30			26.0	25.2
	US$	SOFR 6M + 0.75% p.a.	2024- 31			66.8	57.6
Export financing
	US$	5.92% p.a.	2026			30.5	30.5
	US$	5.49% p.a.	2027			372.7	401.0
	US$	5.44% p.a.	2028	(ii	)	—	170.0
	US$	4.99% p.a.	2028	(ii	)	—	30.5
	US$	SOFR 12M + 1.77%	2028	(i	)	—	165.8
Projects
	R$	4.55% p.a.	2026- 35			13.0	13.2
	R$	TR + 2.20% p.a.	2029- 40			7.4	—
	US$	5.30% p.a. a 5.77% p.a.	2027- 35			69.8	12.7
	US$	SOFR 3M + 3.90% p.a.	2028			50.0	—
	US$	5.69% p.a.	2029- 40			0.9	—
Others
	US$	10.50% p.a.	2028			10.0	10.0

Total						2,491.1	2,886.4

Current						113.8	127.1
Non-current						2,377.3	2,759.3

(i)	In March 2024, the Company early settled these loans.
(ii)
In December 2024, the Company made the full early settlement of the contract with BNDES due in
2028
for the total amount of US$
202.2
.
No
additional costs were incurred on this amount to make the advance payment.

As of December 31, 2024, the maturity schedule for loans and financing classified as non-current
is:

2026	49.4
2027	941.3
2028	537.0
Thereafter	849.6

2,377.3

F-
40

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

19.1 Guarantees
As a guarantee for part of the Company’s financing, properties, improvements, machinery, equipment, and bank guarantees were offered in the total amount of US$ 705.1 (2023: US$ 799.8). For the financing of subsidiaries, guarantees were obtained
in the form of financial guarantees and endorsement from Embraer, which totaled the amount of US$ 1,941.5 (2023: US$ 1,998.9).
19.2 Covenants
Certain loans and financing contracts are subject to
non-financial
covenants, including restrictions on the creation of new liens on assets, significant changes in the Company’s share control, significant disposal of assets and payment of dividends exceeding the minimum required by law in case of default on financings and in transactions with its subsidiaries. As of December 31, 2024, the Company complied with these non-financial
covenants related to its loans and financing.
Currently, Embraer has one financing subject to financial covenant, which was entered into BNDES in December 2022. As of December 31, 2024, Embraer complied with the restrictive clause. The next mandatory assessment of the financial indicator will take place at the end of 2025.

20.	SUPPLEMENTAL CASH FLOW INFORMATION
20.1 Reconciliation of movements of liabilities to cash flows arising from financing activities

	Loans and financing	Lease liabilities	Other debts	Total
At December 31, 2023	2,886.4	96.0	—	2,982.4
Proceeds	762.1	—	13.1	775.2
Payments	(1,142.2)	(18.8)	(13.1)	(1,174.1)

Cash flow from financing activities	(380.1)	(18.8)	—	(398.9)
Others
Interest payment	(176.3)	—	—	(176.3)
Interest expense	171.7	5.8	—	177.5
Exchange rate variation and conversion adjustments	(10.6)	(9.1)	—	(19.7)
Addition - Lease Liabilities	—	38.3	—	38.3
Disposals - Lease Liabilities	—	(0.4)	—	(0.4)

At December 31, 2024	2,491.1	111.8	—	2,602.9

Current	113.8	19.2
Non-current	2,377.3	92.6

	2,491.1	111.8

20.2 Transactions not affecting cash and cash equivalents

	12.31.2024	12.31.2023	12.31.2022
Non-cash investing transactions
Addition of fixed assets without monetary outflow	42.7	—	—
Additions to property, plant and equipment by transfer of aircraft inventories	16.9	—	—
Write off on Property, plant and equipment by transfer to pool parts inventory	36.4	(15.6)	(27.2)

F-
41

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

21.	OTHER PAYABLES

			12.31.2024	12.31.2023
Share-based payment plans	26.1		156.5	45.4
Provisions related to payroll			123.6	123.0
Provision for employee profit sharing			72.3	66.2
Other accounts payable			55.7	54.7
Contractual obligations	(i	)	33.1	24.0
Facility accounts payable			23.1	8.5
Non-controlling purchase options - EVE			20.0	24.0
Royalties to be paid to the Brazilian Air Force			15.0	7.7
Dividends payable			9.2	0.9
Accounts payable company acquisition	(ii	)	5.8	—
Commission payable			3.1	10.4
Insurance			2.5	4.9
Recourse and non-recourse debt			1.1	2.9
Non-controlling purchase options - Tempest			—	15.1

			521.0	387.7

Current			359.8	332.3
Non-current			161.2	55.4

(i)	Represents amounts recorded regarding contractual obligations assumed by the Company in contracts with customers mainly related to commercial concessions and costs to obtain contracts.
(ii)	Refers to the balance payable for the acquisition of Coqueiro (Note 2.3.1) and Xmobots (Note 12.2) of US$ 1.7 and US$ 4.1, respectively.

22.	TAXES AND PAYROLL CHARGES PAYABLE

			12.31.2024	12.31.2023
INSS (social security contribution)	(i	)	22.9	32.8
IRRF (withholding tax)			11.9	13.8
Value added tax (“VAT”)			9.0	0.3
PIS and COFINS			0.9	0.7
IPI (manufacturing tax)			0.9	1.3
Taxes refinancing program			0.1	0.3
Service tax (“ISS”)			1.5	1.7
FGTS (government employee severance indemnity fund)			4.6	4.6
Social Security			0.6	1.2
Others			2.6	4.2

			55.0	60.9

Current			45.8	42.6
Non-current			9.2	18.3

(i)
The Company filed judicial and administrative claims questioning certain social contribution issues including levy of social contribution on 1/3 of vacation and other compensation payments, and the right not to pay social security contributions according to the system established by Law 12.546/2011 in the year of 2018 for one of its subsidiaries. The amount involved and respectively provisioned is US$ 7.2 (2023: US$ 18.2). The reduction noted in 2024 is mainly due to the payment of certain
periods related to the levy of Social Security Contributions on 1/3 of vacation.

F-
42

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.	INCOME TAXES
See accounting policy in Note 2.3.7.
23.1 Deferred taxes
The components of deferred tax assets (“DTA”) and liabilities are shown below:

			12.31.2024	12.31.2023
Temporary differences	(i	)	228.2	165.9
Tax loss carryforwards			85.2	1.1
Functional currency effect of the non monetary assets	(ii	)	(559.0)	(316.5)
Gains not realized			38.4	33.0
Derivatives / Hedge Accounting			2.4	1.1
Effect of differences in fixed asset			(71.1)	(55.1)
Other differences between basis: account x tax	(iii	)	(0.4)	3.5

Deferred tax assets (liabilities), net			(276.3)	(167.0)

Total deferred tax asset			174.0	137.7
Total deferred tax liability			(450.3)	(304.7)

(i)
Temporary differences include
non-deductible
provisions, accelerated amortization of incentivized expenses with research and development, foreign exchange rate gains or losses included in income tax calculation in cash basis and other differences which will be included or excluded from the tax basis when realized for tax purposes.

(ii)
The income tax and social contribution tax basis of Embraer are impacted by fluctuations in the exchange rate, since tax assets and liabilities are held in Brazilian Reais at their historical value and the accounting basis is in dollars (functional currency), as well as income tax expenses/revenues recorded in profit or loss. This item reflects the effect of these fluctuations.

(iii)
Refers to differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, such as adjustments to contract revenues, leases and right of use, impairment, among others.

The changes in deferred income taxes were as follows:

	From the statement of income	Other comprehensive income	Total

At December 31, 2021	(458.9)	50.7	(408.2)

Temporary differences	(44.8)	—	(44.8)
Tax loss carryforwards	9.5	—	9.5
Functional currency effect of the non-monetary assets	100.3	—	100.3
Gains not realized	6.1	—	6.1
Effect of differences in fixed asset	(17.6)	—	(17.6)
Derivatives / Hedge Accounting	1.3		1.3
Differences between basis: account x tax	32.0	(1.1)	30.9

At December 31, 2022	(372.1)	49.6	(322.5)

Temporary differences	55.0	—	55.0
Tax loss carryforwards	(15.5)	—	(15.5)
Functional currency effect of the non-monetary assets	112.3	—	112.3
Gains not realized	12.2	—	12.2
Effect of differences in fixed asset	(16.1)	—	(16.1)
Derivatives / Hedge Accounting	0.2		0.2
Other differences between basis: account x tax	4.5	2.9	7.4

At December 31, 2023	(219.5)	52.5	(167.0)

Temporary differences	62.3	—	62.3
Tax loss carryforwards	84.1	—	84.1
Functional currency effect of the non-monetary assets	(242.5)	—	(242.5)
Gains not realized	5.4	—	5.4
Effect of differences in fixed asset	(16.0)	—	(16.0)
Derivatives / Hedge Accounting	(4.7)	6.0	1.3
Other differences between basis: account x tax	(0.6)	(3.3)	(3.9)

At December 31, 2024	(331.5)	55.2	(276.3)

F-4
3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.2 Unrecognized deferred tax assets
As of December 31, 2024, the Company did not recognize deferred tax assets totaling US$ 63.4. This amount includes US$ 0.2 related to temporary differences and US$ 63.2 associated with tax losses from subsidiaries, for which there is no forecast of future taxable profits (2023: US$ 85.9, which comprised US$ 2.4 related to temporary differences and US$ 83.5 related to tax losses).
23.3 Reconciliation of income tax expense

			12.31.2024	12.31.2023	12.31.2022
Income (loss) before income tax			557.0	120.7	(205.8)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%			(189.4)	(41.0)	70.0

Tax on profits of overseas subsidiaries	(i	)	(120.8)	(8.2)	(76.8)
Transfer Pricing and Thin Capitalization			—	(1.5)	(2.6)
Functional currency effect of the non-monetary assets			(326.1)	132.4	134.4
Research and development tax incentives			3.4	16.6	4.0
Currency effect of the result			359.5	(140.7)	(116.4)
Equity in the earnings of subsidiaries			(1.4)	3.8	2.7
Non-reconized DTA on tax losses carryfoward			5.9	(40.4)	(125.4)
Diferent tax rates in subsidiaries			81.1	110.5	33.2
Others	(ii	)	(14.6)	12.1	79.2

			(13.0)	84.6	(67.7)

Income tax and social contribution income (expense) benefit as reported			(202.4)	43.6	2.3

Current income tax and social contribution expense as reported			(90.4)	(109.0)	(84.5)
Deferred income tax and social contribution income (expense) benefit as reported			(112.0)	152.6	86.8
Effective rate			-36.3%	36.1%	-1.1%

(i)
In line with the rules on Taxation on Universal Basis (Brazilian Law 12,973 and Brazilian Normative Instruction 1,520, both from 2014), Embraer adds the results of its subsidiaries located abroad to the calculation basis for Income Tax and Social Contribution at the end of the calendar year in which they were recognized in the financial statements of the respective subsidiaries.

(ii)
Refers substantially to adjustments such as exclusions of
Reintegra
credits, and subsidies to stimulate technological innovation, among other permanent additions and exclusions according to the Brazilian Corporate Income Tax Law.

23.4 Uncertainty over income tax treatments
The Company held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income taxes.
Embraer is challenging a tax assessment that disallowed the offsetting of social contribution with income tax credits paid abroad. This case is in the Federal Regional Court of the 3rd Region, awaiting the ruling on Embraer’s appeal. For this case, a provision of US$ 2.9 was recognized (2023: US$ 4.7).
Except for the aforementioned legal proceedings, the Company, based on the assessment of its internal and external legal advisors, has concluded that the tax treatment of the discussions will likely be accepted by the tax authorities. Among these discussions, the main one refers to the taxation of profits earned by subsidiaries located abroad, in the context of Brazilian Provisional
Measure 2,158-35 of 2001, in the amount of
 US$ 89.3 (2023: US$ 126.5).
23.5 Global Model
Anti-Tax
Base Erosion Rules (Pillar 2)
The Pillar 2 legislative framework proposed by the Organization for Economic
Co-operation
and Development (“OECD”) applies to multinational groups whose consolidated revenue is greater than, or equal to, 750 million euro in at least two
of the last 4 years. This proposed legislation suggests that, if an entity in a consolidated group has an effective tax rate lower than 15%, additional taxation could be imposed on undertaxed profits.
For such rules to take effect, different countries around the world need to introduce them into their domestic legal systems.
The Company became subject to the global minimum tax by Pillar 2 tax legislation as of January 1, 2024, in France, Ireland, Spain, Switzerland, the Netherlands, and the United Kingdom and in Singapore as of January 1, 2025. Although Portugal has not yet adopted the rule into its domestic legal regulations, it is expected that the country will follow European Union Directive 2022/2523 and will also adopt the measures as of January 1, 2025. In October 2024, Brazil published Provisional Measure 1,262/2024, converted into Law 15,079/2024 and Normative Instruction 2,228/2024, which partially introduced Pillar 2 rules in the country, with effect scheduled for January 1, 2025.

F-4
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Based on the analysis and estimates carried out to date by the Company with the assistance of external advisors, based on its operations in these jurisdictions, the Company has not recognized any impact on its current or deferred income tax position.
The Company continues to develop detailed analysis of the new rules introduced with the support of external consultants to identify potential impacts for the year 2025 onwards based on the guidelines published by the OECD, as well as by the countries in which the Company has a presence, as the submission of income tax returns for 2024 and compliance with ancillary obligations in jurisdictions that introduced Pillar 2 tax legislation as of January 1, 2024 will take place as of 2026.

24.	PROVISIONS AND CONTINGENT LIABILITIES
See accounting policy in Notes 2.3.13 and 2.3.14.
24.1 Provisions

	Note	12.31.2023	Additions	Usages	Reversals	Interest	Translation adjustments	12.31.2024
Product warranties		73.2	51.7	(33.4)	(12.5)	—	(0.1)	78.9
Provision of third-party materials		28.6	23.8	(8.0)	—	—	—	44.4
Provision for contractual obligations		—	43.7	—	—	—	—	43.7
Provisions for labor, taxes and civil claims	24.1.1	58.4	11.5	(14.4)	(8.1)	6.4	(12.7)	41.1
Post retirement benefits	25.1	48.0	1.2	—	(8.3)	5.3	(11.8)	34.4
Taxes		35.8	13.4	(11.4)	(1.2)	—	(7.8)	28.8
Others		44.2	37.2	(42.1)	(15.6)	—	(1.1)	22.6

		288.2	182.5	(109.3)	(45.7)	11.7	(33.5)	293.9

Current		114.7						90.2
Non-current		173.5						203.7
The amounts provisioned reflect the best estimate of the outflow of resources that is expected to occur.
24.1.1 Labor, tax and civil claims

			12.31.2024	12.31.2023
Tax related	(i	)
IRRF			—	11.2
PIS and COFINS			3.2	2.6
Social security contributions			1.6	2.0
Import taxes			0.6	0.7
IOF			3.3	3.7
Others			1.6	1.5

			10.3	21.7
Labor related
Class action 1379/1991	(ii	)	—	0.1
Reintegration	(iii	)	12.5	17.5
Overtime			4.7	6.3
Dangerousness			1.4	1.7
Insalubrity			8.3	3.2
Indemnity			2.6	3.4
Third parties			0.4	0.6
Others			0.8	3.7

			30.7	36.5
Civil related
Indemnity			0.1	0.2
			0.1	0.2

			41.1	58.4

Current			8.5	8.4
Non-current			32.6	50.0

(i)	The following discloses certain tax issues administratively or judicially, the most relevant of which are:

•
Tax Authoritries have claimed the payment of IRRF (withholding taxes) on the transfer of certain amounts abroad, which was questioned by the Company. In April 2024, the Company obtained a final favorable decision. In view of this decision, the provision was reversed.

F-4
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

•
Compensation of
Programa de Integração
Social (Brazilian “PIS”) and
Contribuição para o Financiamento da Seguridade Social
(Brazilian “COFINS”) credits of different periods under the
non-cumulative
regime.

•	Withholding of 11% social contribution to the Instituto Nacional do Seguro Social (Brazilian “INSS”) to be applied on payments for hiring third parties.

•	Import tax resulting from differences regarding the tax classification of certain products.

•	Tax assessment to claim Imposto Sobre Operações Financeiras (Brazilian “IOF”) on loan remittances abroad.

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

(iii)	Amount refers to labor lawsuits from former employees claiming reintegration with the Company.
24.2 Contingent liabilities
24.2.1 Tax processes
Contingent tax liabilities related to administrative and judicial proceedings whose probability of loss is considered possible are presented as follows:

Tax group			12.31.2024	12.31.2023
ISS	(i	)	72.3	73.4
Social Security	(ii	)	56.6	66.2
PIS e COFINS	(iii	)	30.2	39.0
Others	(iv	)	13.4	16.4

Total			172.5	195.0

The main values shown above, updated by Selic Rate, substantially correspond to:

(i)
Tax assessment by the municipality of São José dos Campos to collect Services Tax (Brazilian “ISS”) allegedly due in the period from July 1, 2010 to July 1, 2015. In July 2024, the Company received an unfavorable decision in the administrative sphere with the maintenance of the assessment related to the ISS and maintained the discussion of the debt in the Judicial Sphere.

(ii)
Legal process that aims to recognize the Company’s right to collect the Social Security Contribution on Gross Revenue in the manner provided for by Law No. 12,546/2011 in the period from July to December 2017.

(iii)	Non-approved compensations requests, relating to various administrative processes at different stages.
(iv)	ICMS-DIFAL (Brazilian VAT) and other charges.
24.2.2 Labor processes
As of December 31, 2024, the Company has contingent liabilities related to several labor lawsuits totaling US$ 14.4 (2023: US$ 27.2).
24.2.3 Conviasa
The Company has a legal dispute with Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos (“Conviasa”), an airline controlled by the government of Venezuela, which alleges violation by Embraer of contractual obligations that were not complied with by Embraer to comply with US export control and sanctions regulations.
The amount in dispute is yet to be determined as Conviasa is still pending to produce evidence and proof of the alleged damages. The dispute is still at an early stage, and Management, based on its assessment and assisted by legal advisors, evaluated the outcome of this dispute as possible. The case was taken over by the Supreme Court of Justice of Venezuela, without any further action.
24.2.4 FCPA investigations and settlements
In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011.

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
to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of the aforesaid settlement agreement between Embraer and the Brazilian and U.S. authorities in October 2016, related to civil and criminal violations of the Foreign Corrupt Practices Act or FCPA. The Directorate of Enforcement in India initiated a criminal case against Embraer and some of its subsidiaries, as well as other individuals and entities not related to Embraer. Embraer and its subsidiary ECC Investment Switzerland AG are parties to this criminal case, were served in November 2021 and are duly represented on the records.
The Company is not aware of other relevant cases involving Embraer and its subsidiaries other than mentioned above that relate to the scope of the agreements entered into with the United States and the Brazilian authorities in 2016.
As of December 31, 2024, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.
24.2.5 Arbitration Proceedings - The Boeing Company (“Boeing”)
The arbitration proceedings between Embraer and its affiliates, and The Boeing Company (“Boeing”) and its affiliates were concluded in the third quarter of 2024. Boeing made the payment of the gross amount of US$ 150 million to Embraer on October 3, 2024.
The amount recognized in profit or loss is presented as other income (see Note 32).

25.	POST-RETIREMENT BENEFITS
See accounting policy in Note 2.3.15.
25.1 Defined benefit obligations

	Note		12.31.2024	12.31.2023
Post-employment health care benefit plans in Brazil	25.1.1		31.6	46.1
Other post-employment benefit plans offered abroad	(i	)	2.8	1.9

Post-retirement benefits			34.4	48.0

(i)	Refers to the post-employment pension and medical benefits sponsored by Embraer Aircraft Holding, Inc. and the pension plan offered by Embraer Aviation International - EAI.
25.1.1 Post-employment medical benefits in Brazil
Embraer and some of its Brazilian subsidiaries provided post-employment medical benefits for employees and dependents, which based on its conditions, is classified as a post-employment benefit.
This benefit grants employees who retire from the Company the option of remaining in the health plan, provided that they contribute the full cost of the benefit charged by the insurer. However, due to the adjustment rules provided for in Brazilian legislation, at times, the contributions of these beneficiaries may not be sufficient to cover the costs of the health plan and, therefore, represent an exposure for the Company.

F-4
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following table shows a reconciliation from the opening balances to the closing balances:

	12.31.2024	12.31.2023
Balance at beginning of year	46.1	34.2
Current service cost	0.1	0.1
Interest expense	3.9	3.8
Remeasurement losses (gains):
Experience loss	1.2	3.9
(Gain) loss due to change in financial assumptions	(4.5)	2.8
Gain due to change in demographic assumptions	(4.5)	—
Benefits paid	(1.3)	(1.7)
Translation adjustments	(9.4)	3.0

Balance at end of year	31.6	46.1

The principal actuarial assumptions used to measure the obligation are as follows:

•	Discount rate: based on the rates of long-term Brazilian government bonds linked to inflation.

•	Health Care Cost Trend Rate: reflects the impact of increased costs associated with the introduction of new technologies, medications, and usage above the country’s official inflation.

•	Aging factor: reflects the rise in the cost of the plan due to aging population.

•	Mortality table: the RP-2000 Combined Healthy Generational table is used, which indicates the mortality rates by age group and gender.

•	Turnover: consider the Embraer Experience Table 2024. On December 31, 2023, the measurement of the obligation considered the T-3 Service Table made available by the Society of Actuaries.

•	Retirement probability: an estimate of the probability of retirement by age group.

	12.31.2024	12.31.2023
Discount rate	7.45% p.a.	5.47% p.a.
Health care cost trend rate: medical inflation	3% p.a.	5% p.a.
Aging factor	3% p.a.	3% p.a.
The average duration of the obligation at the end of the reporting period is 10.78 years (2023: 12.55 years).
As of December 31, 2024, reasonably possible changes (1%) in each of the actuarial assumptions described below, holding other assumptions constant, would have (increased) or reduced the defined benefit obligation as shown below:

	Increase	Reduction
Effect on the discount rate	3.6	(4.4)
Effect on medical inflation	(4.3)	3.6
25.2 Defined contribution plan
Embraer and some of its Brazilian subsidiaries sponsor a defined contribution pension plan, which is administered by EMBRAER PREV – Sociedade de Previdência Complementar.
The Company’s obligation is limited to a monthly contribution linked to a pre-defined
percentage of the remuneration of employees who choose to participate in the plan.
In 2024, the Company’s contributions to the plan total US$ 17.8 (2023: US$ 17.3 and 2022: US$ 9.7).

F-4
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.	SHARE-BASED PAYMENT
See accounting policy in Note 2.3.15.
26.1 Cash-settled share-based payment transactions
Participants are subject to meeting corporate performance targets and service conditions to acquire the right.
Below, the position of outstanding shares granted:

						12.31.2023		12.31.2024
Date of grants	Date of acquisition of rights (i)	Fair value at date of grant R$ (ii)	Quantity granted	(-) Quantity canceled and other adjustments	(-) Quantity paid or advanced	(=) Total of shares	Fair value of liability - US$ (iii)	Quantity granted	(-) Quantity canceled and other adjustments	(-) Quantity paid or advanced	(=) Total of shares	Fair value of liability - US$ (iii)
03.12.2019	03.12.2024	19.30	1,349,153	(238,777)	(945,407)	164,969	0.8	—	—	(164,969)	—	—
03.24.2020	03.24.2025	16.95	1,633,741	(516,702)	(775,825)	341,214	1.4	—	(1,404)	(168,061)	171,749	1.5
03.18.2021	03.18.2024	11.29	2,181,442	(221,420)	—	1,960,022	9.0	—	—	(1,960,022)	—	—
03.11.2022	03.11.2025	17.61	2,292,434	(253,350)	—	2,039,084	6.1	—	—	—	2,039,084	17.3
09.05.2022	09.05.2027	13.69	13,621,919	(10,544)	(2,722,275)	10,889,100	9.9	—	—	(2,722,275)	8,166,825	45.6
11.18.2022	11.18.2026	12.58	4,494,033	36,415	(906,090)	3,624,358	4.0	—	—	(906,090)	2,718,268	18.6
03.09.2023	03.09.2026	16.35	3,471,772	(112,750)	—	3,359,022	4.5	—	—	—	3,359,022	18.6
09.13.2023	09.13.2027	18.55	1,802,095	(30,335)	—	1,771,760	0.7	—	(9,935)	(352,366)	1,409,459	4.3
08.02.2024	08.02.2028	22.43	—	—	—	—	—	4,088,971	(99,386)	—	3,989,585	8.3
03.14.2024	03.14.2027	22.95	—	—	—	—	—	2,537,146	—	—	2,537,146	6.4

		Total	30,846,589	(1,347,463)	(5,349,597)	24,149,529	36.4	6,626,117	(110,725)	(6,273,783)	24,391,138	120.6

(i)	Generally, the settlement of granted plans occurs on the date of acquisition of rights. Advances are made on an exceptional basis on each anniversary of the grant date for some plans.
(ii)	Refers to the fair value on the grant date. The fair value of the share on the grant date is determined based on the average price of the last 30 trading sessions of the EMBR3 share on B3.
(iii)
The fair value of the share used to measure the fair value of the liability is determined based on the average price of the last 10 trading sessions of the EMBR share on B3. When applicable, dividends effectively distributed, including interest on equity, are added to the fair value of the share. This amount added to the applicable labor charges is presented as accounts payable (Note 21).

26.2 Equity-settled share-based payment transactions
In this Note, the values relating to the share prices are presented in units of US$.
These plans are granted to employees of Eve Holding and its subsidiaries. The acquisition of the right to receive shares (NYSE: EVEX) is subject to the fulfillment of performance targets, which may include market conditions, and service conditions (from 2 to 5 years).
The fair value of the share on the date of grant is the market price of the share observed on the date of grant, except for plans that include market conditions. In these cases, the Monte Carlo simulation is used to estimate the fair value of the share at grant date.
As of December 31, 2024, the number of shares granted without market conditions is 1,972,220 (2023: 555,654), with an average price on the grant date of US$7.30 (2023: US$8.37) and an average remaining term of 2.3 years (2023: 1.5 years). On this date, the number of shares granted with market conditions is 526,830 (2023: 576,682), with an average price on the grant date of US$12.53 (2023: US$13.98) and an average remaining term of 2.8 years (2023: 3.8 years).
The amount recognized in equity is US$ 11.9 (2023: US$ 7.4).

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.	FINANCIAL INSTRUMENTS
27.1 Accounting classification and fair value of financial instruments
See accounting policy in Note 2.3.3.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date.
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
The methods below were used to estimate the financial instruments fair value:
Cash and cash equivalents:
market value.
Financial investments:
discounted cash flow and market multiple.
Derivative financial instruments and warrants:
see Note 8.
Customer financing:
discounted cash flow.
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
When measuring the fair value of a financial instrument, the Company uses observable market data as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in valuation techniques, being:
Level 1:
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
There were no transfers between levels in 2024 and 2023.
The following tables show the carrying amount and fair values of financial instruments, including their levels in the fair value hierarchy. It does not include fair value information for financial instruments not measured at fair value if the carrying amount is a reasonable approximation of fair value.

F-
50

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.31.2024		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and cash equivalents	5	1,561.9	—	—	1.1	—	1,563.0	—	1.1	—	1.1
Financial investments	6
Public securities		66.5	—	—	—	—	66.5	—	—	—	—
Private securities		76.5	—	23.4	—	—	99.9	—	23.4	—	23.4
Structured notes		—	—	133.2	—	—	133.2	—	133.2	—	133.2
Investment funds		—	—	21.9	103.3	—	125.2	—	125.2	—	125.2
Fixed-term deposit		468.2	—	—	—	—	468.2	—	—	—	—
Others		—	—	95.0	—	—	95.0	—	—	95.0	95.0
Trade accounts receivable, net	7	322.8	—	—	—	—	322.8	—	—	—	—
Derivative financial instruments	8	—	—	13.2	—	—	13.2	—	13.2	—	13.2
Other assets		109.9	—	—	—	—	109.9	—	—	—	—
Customer financing	9	32.3	—	0.1	—	—	32.4	—	—	0.1	0.1

		2,638.1	—	286.8	104.4	—	3,029.3	—	296.1	95.1	391.2

Liabilities
Loans and financing	19	2,491.1	2,566.1	—	—	—	2,491.1	1,835.5	730.6	—	2,566.1
Trade accounts payable	17	966.3	—	—	—	—	966.3	—	—	—	—
Trade accounts payable-Supplier finance arrangements	18	43.3	—	—	—	—	43.3	—	—	—	—
Accounts payable		125.3	—	—	—	—	125.3	—	—	—	—
Derivative financial instruments	8	—	—	86.2	17.6	—	103.8	4.0	99.8	—	103.8

		3,626.0	2,566.1	86.2	17.6	—	3,729.8	1,839.5	830.4	—	2,669.9

12.31.2023		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and cash equivalents	5	1,629.2	—	—	—	—	1,629.2	—	—	—	—
Financial investments	6
Public securities		66.6	—	—	—	—	66.6	—	—	—	—
Private securities		105.1	—	41.3	—	—	146.4	—	41.3	—	41.3
Investment funds		—	—	27.4	—	—	27.4	—	27.4	—	27.4
Fixed-term deposit		—	—	—	350.5	—	350.5	—	350.5	—	350.4
Others		—	—	100.8	—	—	100.8	—	—	100.8	100.8
Trade accounts receivable, net	7	221.0	—	—	—	—	221.0	—	—	—	—
Derivative financial instruments	8	—	—	8.5	9.0	—	17.5	—	17.5	—	17.5
Other assets		121.6	—	—	—	—	121.6	—	—	—	—
Customer financing	9	41.6	—	21.2	—	—	62.8	—	12.4	8.8	21.2

		2,185.1	—	199.2	359.5	—	2,743.8	—	449.1	109.6	558.6

Liabilities
Loans and financing	19	2,886.4	2,812.3	—	—	—	2,886.4	1,843.0	969.3	—	2,812.3
Trade accounts payable	17	787.0	—	—	—	—	787.0	—	—	—	—
Trade accounts payable-Supplier finance arrangements	18	37.6	—	—	—	—	37.6	—	—	—	—
Accounts payable		118.5	—	—	—	15.1	133.6	—	—	15.1	15.1
Derivative financial instruments	8	—	—	125.1	0.1	—	125.2	11.3	113.9	—	125.2

		3,829.5	2,812.3	125.1	0.1	15.1	3,969.8	1,854.3	1,083.2	15.1	2,952.6

Below, the reconciliation of the opening balances with the ending balances of Level 3 fair value measurements:

	Assets	Liabilities
At 12.31.2022	103.9	31.0

Adding shares	11.5	—
Reversal	—	(17.5)
Exchange variation	(1.5)	(0.8)
Fair value adjustment	(4.3)	2.4

At 12.31.2023	109.6	15.1

Reversal	—	(16.8)
Exchange variation	—	(3.3)
Fair value adjustment	(14.5)	5.0

At 12.31.2024	95.1	—

The inputs used in the valuation techniques to measure the fair value of Republic Airways’ shares (Note 6) and customer financing (Note 9) were classified as Level 3.
The significant unobservable inputs used in measuring the fair value of customer financing are the subscription price of the shares to be issued by the counterparty and the discount rate, which is composed of the risk-free rate and credit risk for the period of the transaction.
The market comparison technique (market approach) was used to measure the fair value of Republic Airways’ shares. This valuation model considers the average market multiple Enterprise Value / Earnings Before Interest, Taxes, Depreciation, and Amortization (“EV / EBITDA”) of companies comparable to Republic Airways.

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
If the possibly reasonable changes indicated below were considered in the significant unobservable inputs and the other inputs were held constant, the fair value of Republic Airways’ shares would be:

December 31, 2024	Increase	Probable scenario	Decrease
Growth rate (6% change)	96.5	95.0	93.4
Discount rate (1% change)	97.1	95.0	92.9
27.1.1 Financial risk management policy
The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of identifying the risks related to financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.
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
The financial risk management policy includes the use of derivative financial instruments (Note 8) to mitigate risks of fluctuations in exchange rates and stock prices. The use of these instruments for speculative purposes is forbidden.
27.1.2 Capital management
The Company uses capital management to ensure the continuity of its investment program, to offer a return to its shareholders and benefits to its stakeholders, and to maintain an optimized capital structure to reduce costs.
The Company may review its dividend payment policy, pay back capital to the shareholders, issue new shares or sell assets to maintain or adjust its capital structure (e.g. indebtedness reduction).
Liquidity and the leverage level are monitored to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.
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
Cash and cash equivalents and financial investments
The credit risk of cash and cash equivalents and financial investments which are managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed to not exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (
Fitch
,
Moody’s
and
Standard and Poor’s
). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.
Trade accounts receivable, contract assets, and customer financing
The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried

F-
52

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

out which considers qualitative aspects, including experience of past transactions and other quantitative aspects, when applicable, based on financial information, ratings from the main credit agencies, probability of default and available public information. Any increased risk and/or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.
The Company applies the simplified approach to measure the expected credit losses in relation to accounts receivable from customers that do not have a significant financing component (Note 7). Using the provision matrix technique, appropriate groupings of accounts receivable are performed in categories of shared credit risk characteristics, for a given period, to determine historical loss rates and consider prospective macroeconomic factors, aiming to adjust historical rates to reflect relevant future economic conditions.
The calculation of loss rates by grouping of accounts receivable is performed according to the aging of receipts, so that this factor increases gradually as the security remains in default in the portfolio. The Company’s trade accounts receivable are comprised predominantly of receivables from the Services & Support segment, which relate to selling spare parts and services rendered to the Company’s customer portfolio. Given this context, the provision matrix and the corresponding loss rates were determined by subgroups within the Services & Support segment as follows:

	Expected credit losses rate
	Commercial Aviation	Executive Aviation	Defense & Security	OGMA	Others
Not due	1.25%	0.31%	0.01%	0.12%	1.65%
Up to 90 days	2.32%	0.74%	0.03%	0.29%	3.84%
From 91 to 180 days	55.88%	14.83%	0.36%	2.61%	10.05%
More than 180 days	100.00%	48.52%	0.86%	4.69%	38.38%
Based on the credit loss rates determined above, expected losses were calculated as shown below:

	Past due				Expected credit losses	Total
	Not due	Up to 90 days	From 91 to 180 days	Over 180 days
At December 31, 2024
Commercial Aviation	176.2	9.8	9.9	5.6	(9.1)	192.4
Defense & Security	14.0	0.3	2.2	12.0	(0.5)	28.0
Executive Aviation	45.8	5.7	0.5	0.1	(1.6)	50.5
OGMA	23.9	4.9	2.3	3.2	(0.5)	33.8
Others	14.4	3.5	0.4	0.3	(0.5)	18.1

Total accounts receivable	274.3	24.2	15.3	21.2	(12.2)	322.8

At December 31, 2023
Commercial Aviation	90.9	4.5	0.3	0.3	(6.4)	89.6
Defense & Security	35.5	3.6	0.3	1.2	(0.4)	40.2
Executive Aviation	37.6	3.1	0.4	0.1	(1.8)	39.4
OGMA	29.6	0.9	0.1	1.1	(1.0)	30.7
Others	19.6	1.5	0.1	0.1	(0.2)	21.1

Total accounts receivable	213.2	13.6	1.2	2.8	(9.8)	221.0

In 2024, the increase in overdue amounts is associated with a specific customer who failed to meet agreed payment terms. However, this default did not have a significant impact on expected credit loss because the Company, by contractual force, can offset any losses incurred with the guarantees offered by the customer.
For contract assets, economic data from customers are incorporated into the expected credit loss analysis, which includes ratings assessed by the main credit agencies, in order to assertively capture prospective factors that may impact the receivables portfolio. As of December 31, 2024, the expected credit loss factor applied to these customers was 4.69% (2023: 6.0%).
Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications that there is no reasonable expectation of recovery include the debtor’s inability to participate in a debt renegotiation plan or all possible legal remedies have been exhausted, among others.
The general approach is applied to measure the expected credit loss on receivables recognized as customer financing (Note 9). The expected credit loss is estimated based on the full term of the contracts, considering the probability of loss and the counterparty’s credit risk, assessed contract by contract and updated at each reporting date. The fair value of the contractual guarantees is considered as coverage and reduction of the risk assumed, either partially or fully, and of the expected credit loss calculated using the Company’s methodology.

F-5
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
As described in Note 18, the Company has supplier finance arrangements that are characterized by financial institutions offering to pay the amounts that the Company owes to its suppliers and the Company agrees to pay, according to the terms and conditions of the arrangements, on the same date that the suppliers are paid or on a later date. These arrangements allow the Company to centralize payments of trade accounts payable to financiers instead of paying each supplier individually. Management does not consider that supplier finance arrangements result in excessive concentration of liquidity risk.
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

	Book value	Total	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2024
Loans and financing	2,491.1	3,107.6	216.5	1,275.6	699.2	916.3
Trade accounts payable	966.3	966.3	966.3	—	—	—
Trade accounts payable - Supplier finance arrangements	43.3	43.3	43.3	—	—	—
Lease liabilities	111.8	111.8	19.2	29.0	27.7	35.9
Accounts payable	125.3	125.3	100.1	22.3	0.4	2.5
Derivative financial instruments	103.8	103.8	71.9	31.9	—	—

Total	3,841.6	4,458.1	1,417.3	1,358.8	727.3	954.7

Line of credit available
In February 2024, the Company contracted a financing line with BNDES of R$

million (equivalent to US$ 80.7), which is set to mature in 2040. When utilized, this financing will be subject to an interest rate of 2.20% p.a. above the TR (Reference Rate) and an additional 1.10% p.a. plus TFBD (BNDES Fixed Rate in US$) disclosed by BNDES. As of December 31, 2024, US$ 8.2 has been drawn. This amount is presented in financial position as loans and financing (Nota 19).
Additionally, the Company has a revolving credit line in the amount of US$ 1,000.0, expiring
in August 2029. This line was negotiated with 17 international financial institutions, and when used, it will be remunerated at SOFR plus variable rate ranging from 0.95% p.a. to 1.70% p.a., depending on the Company’s corporate rating. As of December 31, 2024, no amounts have been drawn under this line of credit.
27.1.5 Market risk
Market risk is the risk of changes in market prices, such as interest rates and exchange rates, will affect the Company’s earnings or the value of its financial instruments. The Company uses derivatives to manage market risks (Note 8).
Interest rate risk
This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses, and/or decrease financial income, as well as negatively impact the fair value of financial assets measured at fair value. The financial instruments subject to interest rate risk are:
Cash, cash equivalents and financial investments:
the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of a variety of risk factors that might affect the return of those investments.

F-5
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Loans and financing:
the Company monitors financial markets with the purpose of evaluating hedge structures (derivative transactions) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.
As of December 31, 2024, cash, cash equivalents, financial investments and loans and financing were indexed as follows:

	Fixed Rate		Floating indexed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,463.3	96.56%	87.7	3.44%	2,551.0	100.00%
Loans and financing	2,331.7	93.60%	159.4	6.40%	2,491.1	100.00%
Foreign exchange rate risk
The Company’s operations most exposed to foreign exchange gains/losses are those denominated in R$ (mainly labor costs, tax issues, trade accounts payable and financial investments) as well as investments in subsidiaries in currencies other than the US$.
The Company policy for protection against foreign exchange risks is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on the realization of the transactions contracted, this natural hedge will occur.
This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted but does not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real or other currencies that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in reais or other currencies.
The Company, in certain market conditions, may decide to protect possible future mismatches of expenses or revenues in other currencies to minimize the impact of exchange rate variations on results. To minimize the exchange rate risk on financial instruments denominated in currencies other than the functional currency, the Company may contract transactions with derivative instruments.

F-5
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Below are the amounts of financial instruments denominated by currency:

	12.31.2024	12.31.2023
Accounts payable
Brazilian Reais	15.0	23.6
U.S. dollar	104.7	102.3
Euro	5.3	6.7
Other currencies	0.3	1.0

	125.3	133.6

Loans and financing
Brazilian Reais	23.7	17.5
U.S. dollars	2,444.2	2,833.0
Euro	23.2	35.9

	2,491.1	2,886.4

Trade accounts payable
Brazilian Reais	116.2	93.7
U.S. dollars	812.9	645.1
Euro	30.7	42.0
Other currencies	6.5	6.1

	966.3	787.0

Trade accounts payable supplier finance
Brazilian reais	20.4	18.4
U.S. dollars	22.9	19.2

	43.3	37.6

Derivative financial instruments
Brazilian reais	17.8	0.1
U.S. dollars	86.0	125.0
Euro	—	0.1

	103.8	125.2

Total (1)	3,729.8	3,969.8

Cash and cash equivalents and financial investments
Brazilian reais	105.2	132.7
U.S. dollars	2,435.1	2,165.9
Euro	4.3	12.7
Other currencies	6.4	9.6

	2,551.0	2,320.9

Trade accounts receivable:
Brazilian reais	29.3	26.7
U.S. dollars	270.2	171.1
Euro	15.7	19.2
Other currencies	7.6	4.0

	322.8	221.0

Customer and commercial financing
Brazilian reais	18.9	24.2
U.S. dollars	13.5	38.6

	32.4	62.8

Other assets
Brazilian reais	22.7	21.8
U.S. dollars	81.6	86.4
Euro	5.3	12.5
Other currencies	0.3	0.9

	109.9	121.6

Derivative financial instruments
Brazilian reais	10.7	17.5
Euro	2.5	—

	13.2	17.5

Total (2)	3,029.3	2,743.8

Net exposure (1 - 2):
Brazilian reais	6.3	(69.6)
U.S. dollars	670.3	1,262.6
Euro	31.4	40.3
Other currencies	(7.5)	(7.4)

F-5
6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.1.6 Sensitivity analysis
Management has reviewed the methods and assumptions used in the sensitivity analysis to reflect current market conditions.
The sensitivity analysis for each type of relevant market risk to which the Company is exposed as of December 31, 2024, considers reasonably possible scenarios to changes in variables and presents the corresponding impacts, before taxes, on profit or loss and equity.
The sensitivity analysis does not account for interdependence among variable risks; therefore, the estimates provided do not necessarily reflect the amounts that might be determined in the next consolidated financial statements. This is due to the practical likelihood that a change in one risk will affect others, given their correlation.
The horizon for applying the sensitivity analysis considers the maturity of the transaction if it is less than 12 months, otherwise the horizon is 12 months. The assumptions adopted include:

•	Holding the transactions to maturity.

•
Using the average market projections indicated through market curves (currencies and interest rates) from B3, as well as data available from an independent source (Bloomberg), for the indicators: DI (Interbank Deposit Rate), SOFR (Secured Overnight Financing Rate), EURIBOR (Euro Interbank Offered Rate) and exchange rates.

•
In the absence SIFMA (Security Industry/Financial Market Association) projection disclosure, using the variation in the SOFR projection as a reference, due to the positive correlation between the two indicators.

•	Due to the lack of disclosure of TR (Reference Rate) projections, we used the TBF (Financial Basic Rate) curve made available by B3 to calculate the TR projection.

•	Applying Monte Carlo simulation to project stock prices.
Transactions subject to fixed interest rates are not included in the sensitivity analysis.

F-5
7

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

		Reasonably Possible Gains (Losses) ²
	Amount exposed at 12.31.2024 ¹	Profit or loss	Equity
Interest rates risk
DI
Cash equivalents and financial investments	87.7	16.2	—
Loans and financing	(3.3)	(0.6)	—
EURIBOR
Loans and financing	(1.2)	0.2	—
SIFIMA
Loans and financing	(20.0)	2.6	—
SOFR
Loans and financing	(127.5)	16.7	—
TR
Loans and financing	(7.4)	(0.3)	—
Exchange rate risk
BRL
Cash, cash equivalents and financial investiments	105.2	(3.3)	—
Other assets	264.4	(8.2)	—
Loans and financing	(23.7)	0.7	—
Other liabilities	(401.1)	12.5	—
Derivative instruments	(17.6)	—	6.3
EURO
Derivative instruments	2.5	—	—
Market risk
EMBR
Derivative instruments	10.5	0.5	—
EVEX
Derivative instruments: warrants	(86.0)	(1.7)	—

(1)
The amounts exposed at December 31, 2024, consider: DI – 12.15%; EURIBOR – 2.85%; SIFMA – 3.62%; SOFR – 4.49%; TR – 2.05%; US$/BRL exchange rate of R$6.19 and EURO/US$ of US$1.04; EMBR3 of R$56.19 and EVEX of US$5.44.

(2)
The reasonably possible scenario considers: DI – 14.40%; EURIBOR – 2.46%; SIFMA – 3.14%; SOFR – 3.90%; TR – 2.14%; US$/BRL exchange rate of R$6.00 and EURO/US$ of US$1.04; EMBR3 of R$65.88 and EVEX of US$5.66.

28.	SHAREHOLDERS’ EQUITY
28.1 Capital
The Company’s subscribed and
paid-up
capital as of December 31, 2024, and 2023 was US$ 1,551.6 and comprised 740,465,044 common shares, without par value, of which 5,832,238 shares were held in treasury.
The capital may be increased up to 1,000,000,000 common shares.
Each common share generally empowered with one vote at general shareholders’ meeting, considering that:

•	no shareholder or group of shareholders, Brazilian or foreign, may exercise votes representing more than 5% of the quantity of shares into which the Company’s share capital is divided; and

•
the group of foreign shareholders may not exercise, at each meeting of the General Assembly, a number of votes greater than
2/3
of the total votes that can be exercised by the Brazilian shareholders present.

28.2 Golden Share
The Brazilian Federal Government holds a special class ordinary share (golden share) which confers veto power on certain matters.

F-5
8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

28.3 Treasury shares
Common shares acquired with resources from the investments and working capital reserve. Acquisition of treasury shares occurred in accordance with rules approved by the Statutory Board of Directors in a meeting held on December 7, 2007, and corresponds to 5,832,238 common shares and US$ 28.2 as of December 31, 2024. These shares lose voting and economic rights during the period in which they are held in treasury.
As of December 31, 2024, the fair value of the shares held in treasury is US$ 53.1 (2023: US$ 26.9).
28.4 Revenue reserves
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
Legal reserve
: constituted annually with an allocation of 5% of the net income for the year and cannot exceed 20% of the share capital or 30% in the sum of this reserve and capital reserves.
Reserve for investments and working capital:
this reserve has the purpose of: (i) ensuring resources for investments in permanent assets, without detriment to retained earnings under the terms of article 196 of Law 6.404/1976; (ii) reinforcement of working capital; (iii) being used in redemption, reimbursement or acquisition of shares in the Company’s capital and (iv) may be distributed to the Company’s shareholders.
Revenue reserves are established in accordance with Brazilian corporate law and Embraer’s
By-Laws.
It is imperative that these reserves are calculated and recorded based on earnings determined as if Brazilian Reais were the presentation currency. Dividend distributions are determined in accordance with local laws and regulations and are determined as if Brazilian Reais were the presentation currency.
28.5 Dividends
Pursuant to Embraer’s
By-Laws,
the shareholders shall be entitled to receive minimum mandatory dividends of 25% of the income for the year reduced by accumulated losses and allocation to the legal and government grants reserves. Interest on equity shall be applied against dividends declared.
The minimum mandatory dividends shall not be compulsory for a given fiscal year if Management assesses that it is inconsistent with the Company’s financial condition.
The dividend proposal is demonstrated as follows:

12.31.2024
Income for the year attributed to owners of Embraer determined in millions of R$	1,918.9
Accumulated losses absorption	(1,593.1)
Constitution of the legal reserve	(16.3)
Replenishment of government grants reserve	(103.8)

Calculation basis for dividend distribution	205.7

Minimum mandatory dividend (25%) in R$	51.4
Minimum mandatory dividend (25%) in US$	8.3
Weighted average number of shares outstanding	734,632,806
Dividends per share in units of US$	0.011

9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

29.	EARNINGS PER SHARE
The basic and diluted income per share is calculated by dividing the net income for the period attributable to the Company’s shareholders by the average number of common shares outstanding during the period, excluding common shares acquired by the Company and held as treasury shares.

	12.31.2024	12.31.2023	12.31.2022
Profit (loss) attributable to owners of Embraer	352.5	164.0	(185.4)

	352.5	164.0	(185.4)

Weighted average number of shares outstanding	734,632,806	734,632,806	734,632,806
Basic and diluted earnings (loss) per share - U.S. dollar	0.48	0.22	(0.25)
As of December 31, 2024, 2023 and 2022, the Company does not have potentially dilutive common shares.

30.	REVENUE FROM CONTRACTS WITH CUSTOMERS
See accounting policy in Note 2.3.16.
30.1 Revenue disaggregation by category and geographic region

12.31.2024
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,942.5	132.0	64.3	197.2	639.5	27.5	4,003.0
Long-term contracts - aircraft and development	—	79.4	59.3	154.8	357.9	9.8	661.2
Others	2.5	—	—	23.0	18.0	—	43.5
Service	582.7	50.0	102.3	109.6	324.4	60.2	1,229.2
Spare Parts	253.5	5.8	30.3	46.8	97.7	23.7	457.8

Total	3,781.2	267.2	256.2	531.4	1,437.5	121.2	6,394.7

12.31.2023
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,539.6	53.6	20.2	130.6	529.0	27.2	3,300.2
Long-term contracts - aircraft and development	0.8	—	67.1	123.4	266.0	—	457.3
Others	4.2	—	—	5.2	21.7	—	31.1
Service	487.7	34.1	94.0	128.7	220.6	56.5	1,021.6
Spare Parts	250.0	10.5	23.2	65.8	93.4	15.4	458.3

Total	3,282.3	98.2	204.5	453.7	1,130.7	99.1	5,268.5

12.31.2022
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,150.8	20.2	—	114.5	474.3	82.3	2,842.1
Long-term contracts - aircraft and development	—	—	—	163.2	148.9	0.3	312.4
Others	1.4	—	—	8.9	1.7	—	12.0
Service	428.8	24.6	81.2	158.4	193.6	46.2	932.8
Spare Parts	276.7	8.2	19.7	60.2	65.9	10.4	441.1

Total	2,857.7	53.0	100.9	505.2	884.4	139.2	4,540.4

30.2 Contract assets and liabilities

	Note	12.31.2024	12.31.2023
Contract Assets - Third Parties		360.9	196.7
Contract assets - Related parties	13	263.2	314.8

Contract assets		624.1	511.5

Current		622.7	509.1
Non-current		1.4	2.4
Contract assets
– US$ 231.8 included in the contract assets as of December 31, 2023, were billed and collected in
2024
.
As of December 31, 2024 the expected credit loss recognized on contract assets amounts to US$ 4.2 (2023: US$ 2.7).

F-
60

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	Note	12.31.2024	12.31.2023
Advances from customers - Aircraft and Defense long-term contracts		2,999.4	2,252.8
Advances from customers - Related parties	13	65.5	84.6
Deferred revenue with multiple elements		219.7	203.5

Contract liabilities		3,284.6	2,540.9

Current		2,563.4	1,919.0
Non-current		721.2	621.9
Contract liabilities
– Out of the total balances of contract liabilities as of December 31, 2023, US$ 1,851.8 were recognized as revenues in 2024.
30.3 Performance obligations
The Company has a portfolio of firm orders (“Backlog”), whose performance obligations are unsatisfied or partially satisfied.
As of December 31, 2024, the amount of revenue allocated to performance obligations unsatisfied or partially satisfied was US$ 26.3 billion (2023: US$ 18.7 billion). According to the Company’s estimate, US$ 23.3 billion is expected to be satisfied within the next 5 years (2023: US$ 17.2 billion).

31.	EXPENSES BY NATURE

			12.31.2024	12.31.2023	12.31.2022
Cost of sales and services			(5,241.6)	(4,358.9)	(3,628.2)
Administrative			(198.9)	(204.9)	(184.9)
Selling			(309.7)	(314.7)	(274.4)

			(5,750.2)	(4,878.5)	(4,087.5)

Expenses by nature:
General manufacturing costs	(i	)	(4,463.6)	(3,632.1)	(2,997.2)
Depreciation			(115.5)	(109.8)	(106.6)
Amortization			(128.1)	(131.9)	(103.7)
Personnel expenses			(814.4)	(774.5)	(669.3)
Marketing and sales expenses			(70.9)	(81.0)	(64.1)
Services rendered by third parties			(83.7)	(79.8)	(74.5)
Miscellaneous	(ii	)	(74.0)	(69.4)	(72.1)

			(5,750.2)	(4,878.5)	(4,087.5)

(i)	Refers to costs of materials and general manufacturing expenses and provision service.
(ii)	Refers mainly to expenses with insurance, taxes and fees.

F-
61

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

32.	OTHER INCOME AND OTHER EXPENSES

			12.31.2024	12.31.2023	12.31.2022
Other operating income:
Recovery of expenses	(i	)	150.0	—	—
Tax credits			41.4	29.9	—
Royalties			25.1	19.8	10.4
Defense billing tax			—	14.9	—
Sale of interest in subsidiary			—	36.6	—
Reversal for contingencies			16.7	1.0	—
Revenue from contractual fines			11.3	8.7	17.8
Other sales			9.9	9.1	12.8
Reimbursement of expenses			8.8	18.8	5.2
Reversal of Environmental Provision			1.2	—	—
Taxes on other revenues			(14.2)	(12.5)	(15.5)
Sale/Rental of Fixed Assets			—	8.0	68.6
Others			15.9	36.4	11.2

			266.1	170.7	110.5

Other operating expense:
Corporate projects			(75.5)	(70.3)	(78.2)
Expenses system project			(23.6)	(20.3)	(12.7)
Provision for contingencies			(13.3)	(1.7)	(7.4)
Flight safety standards			(6.3)	(5.9)	(3.6)
Aircraft maintenance and flights costs - fleet			(5.5)	(7.8)	(6.6)
Expense contractual fines			(5.4)	(0.5)	—
Taxes on other sales			(5.2)	(4.4)	(2.0)
Training and development			(3.4)	(3.8)	(2.0)
Royalties			(2.0)	(1.1)	(1.0)
Warrants			(1.9)	—	(158.2)
Product modification			(1.9)	(2.4)	(2.3)
Tax fines			(1.1)	—	—
Listing expenses - EVEX			—	—	(135.7)
Restructuring expenses			—	—	(36.9)
Environmental provision			—	(1.3)	(0.5)
Disposal of fixed assets			—	(9.8)	(81.4)
Others			(17.6)	(47.0)	(26.5)

			(162.7)	(176.3)	(555.0)

(i)	Refers to the reimbursement of expenses incurred by the Company for the carve-out project with Boeing, as Note 24.2.5.

F-
62

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

33.	FINANCIAL INCOME AND FINANCIAL EXPENSES

	12.31.2024	12.31.2023	12.31.2022
Financial income:
Interest on cash and cash equivalents and financial investments	98.8	105.8	43.8
Derivative financial instruments	88.0	—	5.3
Warrants: adjustment to fair value	78.1	—	107.4
Interest on receivables	43.1	13.7	4.2
Financial structuring	—	8.3	—
Long-term incentives - phantom shares	—	—	5.0
Adjustment to fair value of Financing to customers	—	0.4	0.2
Taxes over Financial revenue	(5.0)	(3.2)	(2.1)
Others	8.1	3.6	2.7

Total financial income	311.1	128.6	166.5

Financial expenses:
Interest on loans and financing	(191.7)	(213.7)	(204.6)
Long-term incentives - phantom shares	(113.2)	(31.4)	—
Warrants: adjustment to fair value	(42.6)	(29.6)	(44.6)
Adjustment to fair value of Financing to customers	(31.0)	—	—
Other interest and banking operations	(19.9)	(14.8)	(12.5)
IOF - (tax on financial transactions)	(1.5)	(12.2)	(2.1)
Interest on taxes, social charges and contributions	(0.9)	(7.3)	(6.8)
Financial restructuring costs	—	(3.2)	(12.1)
Others	(14.8)	(9.7)	(7.3)

Total financial expenses	(415.6)	(321.9)	(290.0)

34.	FOREIGN EXCHANGE, NET

	12.31.2024	12.31.2023	12.31.2022
Tax credits	(39.8)	10.8	3.4
Trade accounts receivable and contract assets	(45.7)	11.8	41.6
Cash and cash equivalents and financial investments	0.9	(10.0)	4.4
Others assets	(14.9)	8.9	(12.3)
Contract liabilities	4.4	(0.3)	—
Loans and financing	3.6	(0.4)	0.3
Provisions	40.3	(14.5)	(6.5)
Taxes and charges payable	9.7	(3.2)	(1.4)
Other payables	3.4	(1.0)	(6.6)
Suppliers	19.8	(7.5)	(1.0)
Provisions for contingencies	9.6	(4.3)	(2.1)
Others liabilities	—	2.6	5.0

Foreign exchange	(8.7)	(7.1)	24.8

Derivative financial instruments	2.7	6.6	3.4

Foreign exchange gain (loss), net	(6.0)	(0.5)	28.2

35.	RESPONSIBILITIES AND COMMITMENTS
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
With the purpose of mitigating the credit risk exposure, the exercise of backstop commitments relies on current financial condition of the customer upon exercise notice and conditions precedent to be accomplished. If the Company effectively provides the financing on delivery, the related aircraft is kept as collateral in the financing structure.

F-6
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
In general, balances and transactions that are not directly allocated to a specific operating segment, but contribute to its operation, such as expenses of corporate areas, are allocated on a pro-rata
basis using the revenue from each segment as an allocation factor.
36.1 Commercial Aviation
The Commercial Aviation segment mainly involves the development, production, and sale of commercial jets:

•	E-Jets 175 E1: aircraft with 70 to 90 seats.

•	E-Jets E2: aircraft with 88 to 146 seats.
36.2 Defense & Security
This segment mainly includes the development and production of
C-390
Millennium and
A-29
Super Tucano, both military aircraft.
Additionally, this segment includes operations mainly involving research, development of software and integrated information systems, communications, border monitoring and surveillance, space systems (satellites), aircraft modernization services and services support, development and manufacture of radars and Command, Control, Communications, Computer, Intelligence, Surveillance and Reconnaissance systems (C4ISR).
36.3 Executive Aviation
The Executive Aviation segment comprises the development, production, and sale of executive jets, including the Phenom and Praetor models.
36.4 Services & Support
This business unit focused on providing a complete portfolio of solutions for operators of Embraer aircraft and products in Commercial Aviation, Executive Aviation, and Defense & Security segments.
The main services offered are field support, technical support, flight operations solutions, aircraft modification, materials management, optimized maintenance solutions, and training programs.
36.5 Other Segments
The activities reported under Other Segments consist of businesses with no material impact on the results presented in these consolidated financial statements:

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

•
Cybersecurity solutions, including specialized cybersecurity diagnostics, architecture and implementation services, as well as software and technical products for controlling and defending environments.

F-6
4

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Result by
segment

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated*	Total
Revenue	2,208.6	720.9	1,762.7	1,636.5	66.0	6,394.7	—	6,394.7
Cost of sales and services	(2,008.9)	(590.9)	(1,407.7)	(1,179.0)	(55.1)	(5,241.6)	—	(5,241.6)
Gross profit	199.7	130.0	355.0	457.5	10.9	1,153.1	—	1,153.1
Operating income (expense)	(144.5)	(85.4)	(149.0)	(187.5)	(67.3)	(633.7)	148.1	(485.6)

Operating income (loss) before financial result	55.2	44.6	206.0	270.0	(56.4)	519.4	148.1	667.5

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated*	Total
Revenue	1,846.8	515.4	1,408.2	1,417.6	80.5	5,268.5	—	5,268.5
Cost of sales and services	(1,698.3)	(429.6)	(1,134.8)	(1,039.0)	(57.2)	(4,358.9)	—	(4,358.9)
Gross profit	148.5	85.8	273.4	378.6	23.3	909.6	—	909.6
Operating income (expense)	(124.6)	(57.5)	(146.6)	(163.4)	(55.9)	(548.0)	(47.1)	(595.1)

Operating income (loss) before financial result	23.9	28.3	126.8	215.2	(32.6)	361.6	(47.1)	314.5

12.31.2022
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated*	Total
Revenue	1,543.9	412.6	1,244.4	1,266.7	72.8	4,540.4	—	4,540.4
Cost of sales and services	(1,382.3)	(326.9)	(953.2)	(912.5)	(53.3)	(3,628.2)	—	(3,628.2)
Gross profit	161.6	85.7	291.2	354.2	19.5	912.2	—	912.2
Operating income (expense)	(145.5)	(76.4)	(141.5)	(203.4)	(386.4)	(953.2)	(69.5)	(1,022.7)

Operating income (loss) before financial result	16.1	9.3	149.7	150.8	(366.9)	(41.0)	(69.5)	(110.5)

(*)
Unallocated items from operating income (expense) include certain corporate demands not directly related to the operating segments. In 2024, it mainly includes the reimbursement of expenses received as a result of the arbitration (Note 32).

Revenue by geographic area and operating segment

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	1,615.6	0.1	1,330.3	835.1	0.1	3,781.2
Europe	440.8	384.6	204.1	408.0	—	1,437.5
Asia Pacific	29.0	60.2	35.3	131.7	—	256.2
Latin America, except Brazil	95.4	81.2	36.7	53.9	—	267.2
Brazil	0.3	181.9	156.3	127.0	65.9	531.4
Others	27.5	12.9	—	80.8	—	121.2

Total	2,208.6	720.9	1,762.7	1,636.5	66.0	6,394.7

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	1,489.4	1.0	1,054.1	737.8	—	3,282.3
Europe	293.8	304.9	226.9	305.1	—	1,130.7
Asia Pacific	—	67.1	20.1	117.3	—	204.5
Latin America, except Brazil	32.2	—	21.4	44.6	—	98.2
Brazil	4.2	141.9	85.7	141.4	80.5	453.7
Others	27.2	0.5	—	71.4	—	99.1

Total	1,846.8	515.4	1,408.2	1,417.6	80.5	5,268.5

F-6
5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.31.2022
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	1,234.7	2.9	914.1	706.0	—	2,857.7
Europe	234.9	194.0	212.6	242.8	0.1	884.4
Asia Pacific	—	3.6	—	97.3	—	100.9
Latin America, except Brazil	—	1.4	20.0	31.6	—	53.0
Brazil	2.4	210.2	87.8	132.1	72.7	505.2
Others	71.9	0.5	9.9	56.9	—	139.2

Total	1,543.9	412.6	1,244.4	1,266.7	72.8	4,540.4

Revenue by category and operating segment

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	2,199.8	—	1,762.7	—	40.5	4,003.0
Long-term contracts - aircraft and development	—	661.2	—	—	—	661.2
Others	8.8	16.5	—	17.9	0.3	43.5
Service	—	42.2	—	1,172.0	15.0	1,229.2
Spare Parts	—	1.0	—	446.6	10.2	457.8

Total	2,208.6	720.9	1,762.7	1,636.5	66.0	6,394.7

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,834.1	13.2	1,408.2	—	44.7	3,300.2
Long-term contracts - aircraft and development	—	457.3	—	—	—	457.3
Others	12.7	—	—	17.7	0.7	31.1
Service	—	41.3	—	956.3	24.0	1,021.6
Spare Parts	—	3.6	—	443.6	11.1	458.3

Total	1,846.8	515.4	1,408.2	1,417.6	80.5	5,268.5

12.31.2022
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,540.6	26.0	1,244.4	—	31.1	2,842.1
Long-term contracts - aircraft and development	—	312.4	—	—	—	312.4
Others	3.3	6.5	—	1.4	0.8	12.0
Service	—	59.5	—	838.1	35.2	932.8
Spare Parts	—	8.2	—	427.2	5.7	441.1

Total	1,543.9	412.6	1,244.4	1,266.7	72.8	4,540.4

Assets by operating segment

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Property, plant and equipment	625.7	177.5	465.3	656.8	16.0	1,941.3	—	1,941.3
Intangible assets	1,202.9	126.3	923.1	39.2	211.4	2,502.9	—	2,502.9
Right of use	4.2	4.2	14.4	80.3	1.6	104.7	—	104.7

Total	1,832.8	308.0	1,402.8	776.3	229.0	4,548.9	—	4,548.9

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Property, plant and equipment	544.9	176.1	447.5	594.0	8.2	1,770.7	—	1,770.7
Intangible assets	1,191.4	92.9	905.2	31.0	82.6	2,303.1	27.9	2,331.0
Right of use	4.5	5.0	16.1	60.9	1.5	88.0	—	88.0

Total	1,740.8	274.0	1,368.8	685.9	92.3	4,161.8	27.9	4,189.7

6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Assets by geographic area

12.31.2024
	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	449.1	398.5	76.4	1,017.3	1,941.3
Intangible assets	279.1	73.8	—	2,150.0	2,502.9
Right of use	72.0	15.0	1.4	16.3	104.7

Total	800.2	487.3	77.8	3,183.6	4,548.9

12.31.2023
	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	399.2	336.1	69.6	965.8	1,770.7
Intangible assets	158.5	55.3	—	2,117.2	2,331.0
Right of use	63.0	3.2	2.1	19.7	88.0

Total	620.7	394.6	71.7	3,102.7	4,189.7

37.	SUBSEQUENT EVENTS
Corporate restructuring
In January 2025, the subsidiary ELEB Equipamentos Ltda. merged into Embraer. Also in January 2025, the subsidiary Airholding S.A. merged into the subsidiary Embraer Portugal S.A.
Repurchase offer
In February 2025, the Company repurchased and settled the following outstanding notes in the total amount of US$ 411.0:

•	US$ 253.0: this amount includes a partial rep urchase of notes bearing interest of 5.40% p.a. with maturity in 2027. It comprises US$ 250.0 in principal and US$ 3.0 in premium expenses.

•
US$ 158.0: this includes a partial rep
urchase
 of notes bearing interest
of
 6.95% p.a.
with
 maturity in 2028. This amount comprises US$ 150.0 in principal, US$ 1.0 in interest, and US$ 7.0 in premium expenses.

Subsequently, the Company announced the full redemption of the outstanding notes remunerated at

5.40
% p.a. with maturity in 2027. In March 2025, these notes were redeemed in the total amount of US$

279.1

consisting of US$ 272.4 in principal, US$ 2.1 in interest, and US$ 4.6 in premium expenses.
Debt issuance
In February 2025, the Company, through its subsidiary Embraer Netherlands Finance B.V., raised funds by issuing guaranteed bonds totaling US$ 650.0, which will mature in 203
5
 and
have a
coupon of 5.98% p.a. The bonds are fully and unconditionally guaranteed by
Embraer.
New civil action
In March 2025, a shareholder derivative action captioned *Taylor v. Embraer Aircraft Holding, Inc., et al.
* was filed in the Court of Chancery of the State of Delaware, against Embraer Aircraft Holding, Inc. (“EAH”) and Eve Holding’s directors and executive officers, asserting breach of fiduciary duty claims related to the private placement of common stock and warrants that were issued to EAH in September 2024. The defendants intend to defend against the plaintiff’s claims in this action.
As of the issuance date of these consolidated financial statements, Management has assessed that it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.
Repurchasing Embraer’ own shares
In March 2025, Embraer
repurchased
its own equity instruments. The number of shares acquired was 1,066,667 ordinary shares in the total amount of R$ 82.2 million (equivalent to US$ 14.5), including the qualifying costs attributable to this equity transaction.
Early settlement of financing
In March 2025, the
company fully settled its
contract with BNDES
, which had an
interest
rate
of 5.49%
per annum and was set to mature
in 2027. No additional costs due to the prepayment were incurred.
* * *

F-6
7