Form 20-F
period 2025-12-31
EMBRAER S.A.
filed 2026-03-30
CIK 1355444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________
FORM 20-F
_____________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-15102
_____________________
EMBRAER S.A.
(Exact name of Registrant as specified in its charter)
EMBRAER Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Dra. Ruth Cardoso, 8,501, 30th floor (part),
Eldorado Business Tower
Pinheiros, São Paulo, SP, 05425-070, Brazil
(Address of principal executive offices)

Antonio Carlos Garcia
Head of Investor Relations
Avenida Dra. Ruth Cardoso, 8,501, 30th floor (part),
Eldorado Business Tower
Pinheiros, São Paulo, SP, 05425-070, Brazil
Tel.: (55) 11 3040 6874, E-mail: investor.relations@embraer.com.br
(Name, Telephone, E-mail and/or facsimile number and Address of Company Contact Person)
_____________________
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Trading Symbol	Name of each exchange on which registered
Common shares, without par value (represented by, and traded only in the form of, American Depositary Shares (evidenced by American Depositary Receipts), with each American Depositary Share representing four common shares)
	EMBJ	New York Stock Exchange
5.980% Notes due 2035	N/A	New York Stock Exchange
5.400% Notes due 2038	N/A	New York Stock Exchange
_____________________
Securities registered or to be registered pursuant to Section 12(g) of the Act
None.
(Title of each class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None.
(Title of each class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
722,766,139 common shares, without par value
_____________________
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
Our audited consolidated financial statements as of December 31, 2025 and 2024 and for the three years ended December 31, 2025, or our 2025 audited consolidated financial statements, are included in this annual report.
Our consolidated financial statements have been prepared in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
After analyzing the operations and businesses of Embraer S.A. and most of its significant subsidiaries with regard to the applicability of International Accounting Standards, or IAS 21 – The Effects of Changes in Foreign Exchange Rates, particularly in relation to the factors involved in determining their functional currency, management concluded that their functional currency is the U.S. dollar. This conclusion was based on an analysis of the following factors: (i) the currency that most influences sale prices of goods and services; (ii) the currency of the country whose competitive forces and regulations most determine the sale prices of our goods and services; (iii) the currency that most influences the costs of providing goods and services; and (iv) the currency in which the funds for financial operations are largely obtained. Our audited consolidated financial statements included elsewhere in this annual report are presented in U.S. dollars, which is our presentation currency.
For certain purposes, including providing reports to our Brazilian shareholders, filing financial statements with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), and determining dividend payments and other distributions in Brazil, we have prepared, and will continue to be required to prepare, parent company and consolidated financial statements in accordance IFRS Accounting Standards and with the accounting practices adopted in Brazil, as issued by the Accounting Pronouncement Committee and approved by CVM.
Other Data and Backlog
In this annual report:
✈some of the financial data reflects the effect of rounding;
✈aircraft ranges are indicated in nautical miles;
✈one nautical mile is equal to approximately 1.15 ordinary or “statute” miles, or approximately 1.85 kilometers;
✈aircraft speeds are indicated in nautical miles per hour, or knots, or in Mach, which is a measure of the speed of sound;
✈“ANAC” means the Brazilian aviation regulatory authority (Agência Nacional de Aviação Civil);
✈“Brazilian Central Bank” means the central bank of Brazil (Banco Central do Brasil);
✈“B3” means B3 S.A. – Brasil, Bolsa, Balcão;
✈“EASA” means the European Union Aviation Safety Agency;
✈“FAA” means the Federal Aviation Administration;
✈the term “eVTOL” means electric vertical takeoff and landing aircraft;
✈the term “regional jet” refers to commercial jet aircraft in the 35-100 seat-segment;
✈the term “commercial aircraft” as it applies to Embraer, refers to our aircraft in the up to 150 seat-segment, which includes our regional jets;

✈the term “EMBRAER 170/190 jet family” refers to aircraft models EMBRAER 170 (E170), EMBRAER 175 (E175), EMBRAER 190 (E190) and EMBRAER 195 (E195);
✈the term “E-Jets E2 family of jets” refers to aircraft models E175-E2, E190-E2 and E195-E2;
✈the terms “entry-level jet” and “light jet” refer to executive jets that usually carry from four to seven passengers and up to ten passengers, respectively, and ranges between 1,100 and 2,100 nautical miles. These jets are designed for short take-off distances and may be operated by a single-pilot;
✈the term “medium cabin jet” refers to executive jets that usually carry from nine and up to twelve passengers and can cover distances ranging from 2,000 to 4,000 nautical miles;
✈the term “large jet” refers to executive jets that usually carry up to 19 passengers and can cover distances greater than 4,000 nautical miles;
✈the term “ultra-large jet” refers to executive single aisle airline jets that usually have longer ranges and over-sized cabin spaces and can carry up to 19 passengers;
✈the term “executive jets,” as it applies to us, refers to our aircraft sold to companies, including fractional ownership companies, corporate flight departments, charter companies and air-taxi companies and high-net-worth individuals; and
✈the term “tactical transport aircraft” refers to military aircraft for personnel, troops and cargo transport and humanitarian aid support aircraft in the 15-30-ton payload range;
✈the term “advanced training” refers to programs designed for pilots with specialized skills to learn the best techniques to handle complex missions, operate advanced systems and prepare them to move to front-line combat aircraft;
✈the term “multi-mission” refers to the capability of performing a range of different roles using the same platform;
✈the term “frigates” refers to medium-size warships, typically ranging between 100 to 150 meters, with displacement between 2000 and 7000 tons;
✈the term “urban air traffic management” or UATM refers to systems and processes designed to regulate air traffic for urban air mobility, which includes vehicles such as eVTOLs, helicopters and drones; and
✈the term “KC-390” refers to the C-390 version that has aerial refueling capabilities.
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
Special Note Regarding Forward-Looking Statements
This annual report includes forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, principally in Items 3 through 5 and Item 11 of this annual report. We have based these forward-looking statements largely on our current expectations and projections about future events and industry and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:
✈general economic, political and business conditions in Brazil and in our other markets, including the impact of the Brazilian presidential elections to be held in October 2026;
✈political, economic or financial instability, as well as geopolitical instability abroad, including armed conflicts, regional tensions, sanctions, export controls and trade restrictions affecting markets in which we operate or from which we source materials, components or services, such as Russia, Belarus, Ukraine, the Middle East, Iran and Venezuela;
✈risks related to accidents involving our aircraft and the potential impact on reputation, sales and liabilities;

✈disruptions in the supply chain, including reliance on key suppliers and raw material availability;
✈changes in competitive conditions and in the general level of demand for our products;
✈management’s expectations and estimates concerning our future financial performance, financing plans and programs, and the effects of competition;
✈risks related to environmental regulations, climate change impacts, and achieving carbon emissions targets;
✈concentration of orders among a limited number of key customers and the financial condition of those customers; however, while we depend on a limited number of key customers across our business segments, no individual customer accounted for 10% or more of our net revenues in 2025, 2024 or 2023;
✈the effects of customers canceling, modifying or rescheduling orders;
✈the effect on our revenues of changing priorities or reductions in the Brazilian government or international government defense budgets;
✈our ability to obtain and maintain required certifications and regulatory approvals and comply with export controls, sanctions and other trade restrictions;
✈reliance on a limited number of key suppliers (including risk-sharing partners) and their ability to meet production schedules and quality requirements;
✈cybersecurity threats and compliance with data privacy regulations in various jurisdictions;
✈our level of indebtedness;
✈our capital expenditure plans;
✈inflation and fluctuations in exchange rates;
✈the impact of volatile fuel prices and the airline industry’s response;
✈our ability to develop and deliver our products on a timely basis;
✈availability of sales financing for our existing and potential customers;
✈existing and future governmental regulations, including economic policies of the Brazilian government;
✈our relationship with our workforce;
✈the outbreak of communicable diseases in Brazil and other countries; and
✈other risk factors, including those set forth under “Item 3. Key Information—D. Risk Factors."
The words “believe,” “may,” “will,” “forecast,” “estimate,” “plan,” “continue,” “anticipate,” “intend,” “expect” and similar words herein are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. As a result of various factors, including those risks described in “Item 3. Key Information—D.Risk Factors,” undue reliance should not be placed on these forward-looking statements.
Part I
Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
Item 3.KEY INFORMATION
A.[Reserved]

B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
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
Business Operations and Contracts
Any accidents involving our aircraft could adversely affect us

Any accident involving our aircraft may pose a risk to our reputation, business, financial conditions and results of operations. The safe operation of our aircraft depends heavily on external factors that are largely outside our direct control. These include the proper execution of maintenance and repair programs by operators, the quality and consistency of pilot training, the level of crew proficiency, and strict adherence to published operational procedures and limitations. Additionally, environmental conditions, air traffic constraints, and real‑time operational decisions made by airlines and flight crews also play a critical role in overall flight safety.

The occurrence of one or more accidents — regardless of cause, including mechanical failure, human error, adverse weather, or procedural deviations — could adversely impact us.
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
Our customers may also reschedule deliveries or cancel orders, particularly during an economic downturn. In 2025, we had a net gain of US$39.9 million related to contractual fines paid by customers due to contract cancellations compared to contractual fine net gain of US$11.3 million in 2024 and US$8.7 million in 2023. Material cancellations, delays or decreases in the number of aircraft delivered in any year would reduce our sales and revenue, and, consequently, our profitability, cash flow and backlog.
Our service agreements typically contain termination provisions that permit either party to terminate the agreement upon the occurrence of specified events, including a material breach by the other party. As a result, customers may cancel or terminate service agreements prior to completion, which could reduce expected revenue and backlog. In addition, certain of our service agreements provide for the payment or receipt of liquidated damages in connection with delays, non-performance or early termination. Any such liquidated damages obligations, or the inability to recover expected amounts, could adversely affect our revenue, profitability and cash flow. The occurrence of these events, individually or in the aggregate, could materially harm our business, financial condition and results of operations.
Government contracting exposes us to unique risks, including audit, compliance and contract modification or termination.

Certain government contracts are subject to extensive procurement regulations and oversight, including cost accounting, audit and reporting requirements, and may be modified, curtailed or terminated, in some cases without prior notice (including for convenience) or for default based on performance. Government agencies may audit our performance and costs and may seek reimbursement of amounts previously paid or impose payment withholds, penalties or other remedies if costs are deemed unallowable or improperly allocated or if compliance deficiencies are identified. Any such actions, as well as the risk of suspension or debarment, could adversely affect our results of operations, cash flows and reputation.
Moreover, a portion of our revenues is derived from government customers and government-supported programs, and the timing of awards, deliveries, acceptance and payments may be affected by governmental budgeting and appropriations processes. Funding delays, continuing resolutions or shutdowns (including in jurisdictions where key aviation authorities operate) could delay procurement decisions, contract execution and customer payments and could also disrupt regulatory activities, including certification- and oversight-related actions. Any such delays or changes in priorities could adversely affect our revenues, cash flows and backlog.
We may be required to refund cash contributions in connection with the production or development of our aircraft if certain milestones for our aircraft are not reached.

We have arrangements with our risk-sharing partners, pursuant to which they have contributed to us, in cash, through December 31, 2025, a total of US$1,435.8 million since the beginning of the development of the EMBRAER 170/190, Phenom 100/300 and Legacy 450/500 (rebranded as Praetors) jet families and the E2 jet family. Cash contributions would have to be refunded by us to the risk-sharing partners to the extent that we had failed to fulfill certain agreed-upon milestones. In 2025, we met all the required milestones, and as a result, the full amount of the cash contributions was nonrefundable.
Although, currently, no cash contributions from our risk-sharing partners are due to be refunded, we may enter into similar arrangements, and if we are unable to meet certain milestones agreed upon with our risk-sharing partners, we may be required to refund cash contributions.
We work with a limited number of key suppliers.
We do not manufacture all of the parts and components used in the production of our aircraft. In 2025, 73.7% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our suppliers, including our risk-sharing partners. Risk-sharing arrangements are those under which suppliers are responsible for the design, development and manufacture of major components or systems of our aircraft. In some cases, the aircraft are designed specifically to integrate a particular component, which cannot be substituted without significant investments. In addition, there are only a limited number of suppliers of certain key components of aircraft globally. Although we work closely with our main suppliers to mitigate potential supply chain risks, we cannot ensure that these risks, which could negatively and adversely affect our operating and financial performance, will not materialize.
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
From 2005, when we first delivered the EMBRAER 170/190 jet family, through December 31, 2025, 30.3% of our Commercial Aviation deliveries were subject to official export credits. In the years ended December 31, 2025, 2024 and 2023, 42.3%, 42.5% and 29.7%, respectively, of our Commercial Aviation deliveries were supported by the Brazilian export financing program. We cannot ensure that the Brazilian government, for policy reasons or otherwise, will not reduce or discontinue this type of funding for the financing of our aircraft or that other sources of funding will be available to our customers. The loss or significant reduction of funds available to our customers, without an adequate substitute, could lead to a reduction in sales of our aircraft or to an increase of eventual aircraft financing arrangements.
We may be adversely affected by cost overruns or inflation if increases in our costs exceed contractual price escalation mechanisms.
Aircraft sales contracts are typically entered into years before delivery and may include fixed pricing with adjustment formulas tied to labor, commodity and other indices. The actual adjustment amounts are outside of our control and may not reflect our actual cost increases, including increases in supplier pricing, raw materials and labor. If our production costs increase faster than the applicable adjustment rates, or if we experience inefficiencies, out-of-sequence work or rework, our margins on affected programs could decline and we could incur losses.
We enter into fixed-price contracts that could subject us to losses if we have cost overruns or experience schedule or technical challenges.
Certain of the contracts to which we are a party, particularly those involving complex design, development, integration, certification or production requirements, may be fixed-price or include performance incentives and penalties. Estimating the costs to complete such contracts is inherently uncertain and is affected by technical challenges, supply chain performance, labor availability and productivity, regulatory requirements, changes in program scope or schedule, and other variables outside of our control. If our costs exceed our estimates, we may be required to recognize losses on such contracts, which could materially adversely affect our results of operations and cash flows.
Our insurance coverage may be inadequate to cover all significant risk exposures.
We maintain insurance for certain risks; however, the amount, scope and terms of coverage may not be sufficient to cover all claims or liabilities, and certain risks may not be insurable on commercially reasonable terms or at all. If we incur significant uninsured or underinsured losses, or if insurance becomes more expensive or less available, we could be required to bear substantial costs, which could adversely affect our financial condition and results of operations.
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
We depend on key customers.
In our Commercial Aviation segment, as of December 31, 2025, 93.7% of our firm orders in backlog for the EMBRAER 175s originated from a group of 3 operators. Likewise, 77.1% of our E-Jets E2 jet family orders are concentrated in 7 airlines and 3 leasing companies. We believe we will continue to depend on a select number of key customers, and the loss of or difficulty in maintaining the relationship with any one of them would significantly reduce our sales and market share. Moreover, our key customers may face financial difficulties, which may adversely affect us.
In the Executive Aviation segment, our reliable aircraft and strong brand presence have strengthened our recognition as an OEM and elevated market demand, particularly among the biggest and most demanding customers, such as fleet operators. Fleet deliveries account for a significant part of our deliveries plan, which is mostly destined to two large clients. Therefore, we depend on few customers, which may adversely affect our delivery plans, especially for Praetors.
Historically, Embraer’s Defense & Security segment has relied primarily on the Brazilian Armed Forces as our main customer. This partnership is still at the core of our Defense & Security segment strategy. Over the last few years, however, we have significantly expanded our international contracts. For example: as of December 31, 2025, 11% of the revenue of our Defense & Security segment is derived from the contracts with the Brazilian Air Force, while the remaining 89% is derived from non-Brazilian customers (primarily Portugal, the Netherlands, Austria, the Czech Republic, Sweden and South Korea).
While we depend on a limited number of key customers across our business segments, no individual customer accounted for 10% or more of our net revenues in 2025, 2024 or 2023.
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
For instance, as of the date of this annual report, we own 72.7% of Eve UAM, LLC, or EVE, which is responsible for the development of EVE’s urban air mobility solution, or UAM solution, through design and production of eVTOL, service and support, fleet operations and UATM. The expected long-term results from this operation are subject to risks, such as the establishment of the UAM market, the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the UAM market, possible underperformance of the UAM solutions developed by Eve Holding, Inc., or Eve Holding, including the eVTOL aircraft, difficulties related to product certification, licensing and governmental authorization, among others. Moreover, as we hold such a significant portion of the EVE’s shares, any challenges related to EVE’s business or operation may adversely affect us.
Over the past decade, the defense and security industry has experienced significant technological change, including increased use of unmanned systems, artificial intelligence and the expanding role of private-sector participants in space-related activities. While we believe we are well positioned to support the evolving needs of armed forces worldwide and actively monitor and adapt to market developments, rapid or disruptive technological shifts could adversely affect customer requirements, competitive dynamics or demand for our offerings, which could harm our business, financial condition and results of operations.
As we expand our international business, we may increasingly rely on partnerships, joint ventures, special purpose entities and other arrangements, and may establish or expand operations outside of Brazil. These initiatives may require additional investments and expose us to operational, regulatory, political and execution risks in unfamiliar jurisdictions. Although we maintain corporate governance processes to evaluate and approve such initiatives, these activities may not achieve their intended objectives and could adversely affect our business, financial condition and results of operations.
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
Additionally, a significant portion of our revenues derive from customers located outside Brazil, representing 91.7% of our revenues in 2025, and we expect sales to foreign customers will continue to account for a significant portion of our revenue in the foreseeable future. Our production and supply chain are spread globally, with parts manufactured in one or more countries and assembled in another, which makes us subject to risks of doing business internationally.
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
For example, discussions regarding the imposition or increase of tariffs on products imported into the United States of America have been ongoing since the election campaign of President Donald Trump. Following his inauguration, President Trump has announced and implemented tariff measures affecting imports into the United States, including a generally applicable additional tariff announced in April 2025 and a subsequently announced increase in country-specific tariffs applicable to a broad range of Brazilian exports to the United States. See "—We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Brazilian products." We cannot assure you that current exemptions will remain in place or that additional tariffs, restrictions or other trade measures will not be adopted in the future.
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
The executive aviation industry has a noticeable high loyalty index, with customers that tend to repurchase aircraft from the same OEM, which is an entry barrier to uprising competitors. As a relatively new entrant to the executive jets market, we face significant competition from companies with longer operating histories and established reputations in the industry. Some of our competitors have a longer track record and a more established customer base. We cannot ensure that we will continue to increase our market share in the executive aviation market, or that we will not experience a reduction in our current market share in this business segment, especially taking into account competitors’ growth and investments and continued limitations in our supply chain capacity.

The global geopolitical environment has undergone significant change, and, by its nature, the defense and security industry is highly influenced by geopolitical alignments. As a result, there can be no assurance that our global customers will continue to procure our defense solutions in the future.

Although we offer relevant and competitive products, procurement decisions in the defense industry are influenced by a wide range of factors beyond product capabilities and value. Protectionist measures adopted by certain governments could adversely affect our business, directly or indirectly. In addition, our production footprint is global, with components manufactured in one or more countries and assembled in others. Furthermore, limitations on international trade, including quotas, tariffs, subsidies or local content requirements could increase our production costs and impair our ability to compete with other industry participants on comparable terms.
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

Brazilian tax policy changes and the reduction of fiscal incentives may adversely affect us.
Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results operation. In addition, we benefit from certain tax and other government-granted benefits, and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us.
The Brazilian tax reform of consumption taxes was approved by the Brazilian Congress and is now expected to come into effect gradually between 2027 and 2032, pending the resolution of certain administrative matters.
Nonetheless, Brazilian legislators continue debating a comprehensive tax reform, focused on income tax legislation, which may include the increase of existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and further changes relating to interest on equity. In November 2025, Brazil enacted Law No. 15.270/2025, which implemented significant changes to the taxation of dividends and corporate profit distributions, establishing a new minimum taxation mechanism applicable to high-income individuals. This law became effective on January 1, 2026.
Additionally, Law No. 15,270/2025 also established that profits or dividends paid, credited, delivered, employed, or remitted abroad are subject to a 10% withholding income tax.

As a result, beginning in 2026, dividends paid by the same legal entity to a tax-resident individual in Brazil are subject to a 10% withholding income tax when the total monthly amount of dividends received from that payer exceeds R$50,000. This rate applies to the entire monthly amount of dividends received from that payer, not only to the excess over the threshold.
It is important to note that the withholding tax may be offset in the taxpayer’s annual income tax return, which will be filed in 2027 with respect to the 2026 calendar year.
The new legislation also sets caps on the combined tax burden (corporate and individual) as follows: (i) 34% for standard corporate taxpayers; (ii) 40% for insurance companies and capitalization entities; and (iii) 45% for financial institutions.
Profits generated up to December 31, 2025 remain exempt from the new dividend taxation regime, provided that all of the following conditions are met:
(i) profits must be recorded in the Company’s accounting records by December 31, 2025; (ii) corporate resolution approving their distribution must also be formalized by the same date; and (iii) payment may occur at any time until December 31, 2028.

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. To take advantage of the tax benefits, we must meet certain requirements, such as making investments in research and development, record taxable profits, among others. For additional information, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Tax Incentives.” For our effective tax reconciliation, please refer to note 22.3 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
Moreover, these incentives may be canceled or suspended by the Brazilian government at any time without prior notice. In this context, Supplementary Law No. 224/2025, enacted at the end of 2025, established a linear reduction of benefits and tax incentives applicable to federal taxes, with effects beginning in the first quarter of 2026. The impacts are primarily associated with the application of 10% of the original tax rates to transactions that were previously subject to full exemption or a zero rate.
The most significant effect of this new legislation relates to PIS and COFINS, which currently apply at a 0% rate on domestic purchases and sales of goods and services. Under the new rule, these transactions will be subject to 10% of the standard PIS/COFINS rates, resulting in a residual tax burden where no taxation previously existed.
The same applies to operations conducted under the special tax regime for the defense industry, or RETID. Both domestic purchases and sales covered by the regime will become subject to 10% of the original rates of PIS, COFINS, and also the tax on industrialized products, whose standard rate in these transactions is generally around 10%. Despite this, the overall financial effect on RETID-covered operations is expected to remain limited.
Regarding imports, no impact arises at the time of entry of the goods. The application of the reduced benefit occurs only in the event of nationalization, and solely with respect to PIS/COFINS Import. In this scenario, 10% of the combined 11.75% rate will become due (1.175%).
Despite these changes, we believe that the financial impact resulting from the linear reduction of tax incentives is expected to be limited.
Nevertheless the continuity of such incentive plans by the Brazilian government depends on factors we cannot control or predict, and we cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives in the future.

We are subject to stringent certification and regulatory requirements, which may adversely affect us.

We are subject to stringent civil, military, and other regulatory requirements, and failure to comply may materially affect our business and market access.
Our civil aviation products must meet extensive regulatory requirements in all jurisdictions where we operate. Civil aircraft requires certification and validation by ANAC, the FAA, EASA, and other aviation authorities, which may impose evolving or divergent standards. We cannot assure that such approvals will be obtained on time or at all, and delays may result in additional costs, design changes, or impacts on deliveries.

Our defense aviation products are likewise subject to country‑specific military certification, qualification, and acceptance processes, which vary significantly by customer and may change over time, affecting schedules and sales opportunities.
Beyond aviation‑specific rules, our aircraft systems may be affected by broader regulatory frameworks governing technology, environmental performance, operational safety, digital systems, or spectrum use. We cannot fully anticipate the timing, scope, or stringency of future requirements. Non‑compliance may restrict aircraft operation or market entry or require unplanned modifications.
Changes in laws, standards, or regulatory interpretations—whether civil, military, or non‑aeronautical—may increase compliance costs, extend development timelines, or limit market access. Any failure or delay in obtaining necessary approvals could materially and adversely affect our business, financial condition, and results of operations.
Internal Controls
Our ability to prevent breaches of legal, regulatory accounting, ethical or governance standards could be impaired if we fail to maintain proper and effective internal controls, which could harm our operating results, our ability to operate our business and our reputation.
We and our subsidiaries cannot assure you that our subsidiaries will not identify significant deficiencies or material weaknesses in our internal controls nor that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future.
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
From time to time, there is significant competition within the aviation industry for skilled personnel, particularly engineers. We may be unable to recruit and retain the necessary number of highly skilled engineers and other personnel we require. Failure to coordinate our resources in a timely manner or to attract and retain skilled personnel could slow down our development of sustainable aviation fuels, or SAFs, and electricity from renewable sources and cause delays in production and deliveries of our aircraft, which would adversely affect us.
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
The most recent rounds of negotiations relating to scope clauses between the major carriers in the United States of America were concluded in 2023 with no significant changes. As a result, our opportunities for near-term growth in the U.S. regional jets market in the 76-seat jet category may be limited. In this context, and considering that the United States of America is the most important market for the EMBRAER 175, on February 25, 2025, we announced an additional four-year pause on the development of the E175-E2 jet, in addition to the previous pause announced on February 18, 2022. We cannot assure you that current restrictions will be reduced, or that they will not be expanded, including by amending these scope clauses to cover larger-sized commercial aircraft.
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
We utilize, and continue to explore additional uses of, artificial intelligence, or AI, in connection with our business, products and services. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. Furthermore, AI is the subject of ongoing review by various governmental and regulatory agencies around the world, and various jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering legal frameworks for AI. Multiple jurisdictions have adopted or are considering AI-specific requirements, and U.S. federal and state agencies are assessing how existing laws apply to AI. Supervisory guidance in some jurisdictions also addresses AI-related privacy, data protection and cybersecurity and third-party risk management.
AI regulation was included in the Brazilian Senate’s priority list for 2024, culminating in its approval of Bill No. 2,338/23 on December 10, 2024. The bill is currently under discussion in the Brazilian Chamber of Deputies and has been the subject of extensive debate within society. There is no definitive timeline for its approval or entry into force; however, there is an expectation that the bill may be approved during the first half of 2026. In its current version, the bill establishes general national standards for the development, implementation, and responsible use of AI systems in Brazil, introducing compliance requirements, liability standards, and usage restrictions, including a risk-based framework that mandates preliminary assessments to classify AI systems by risk level, enhanced human oversight for high-risk applications, and significant penalties for violations. If enacted, the bill could impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use and development of AI systems.
We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, or to all potential interpretations or applications thereof, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes or result in increased compliance costs and potential civil claims against us or regulatory actions, any of which could adversely affect our operating results, financial condition and prospects.
Moreover, there are risks involved in utilizing AI, and no assurance can be provided that our use of AI will enhance our products or services or produce the intended results. For example, despite our best efforts and governance initiatives, AI models may be flawed, trained on insufficient or poor-quality data, reflect unwanted forms of bias or contain other errors or inadequacies, which may not be readily detectable. AI solutions (including those supplied by third parties) may produce false, inaccurate, misleading, biased or otherwise deficient inferences or outputs, rely on data, technology or intellectual property to which we or any of our contractors, vendors or service providers may lack sufficient rights, or be subject to new documentation, transparency, governance and validation expectations. While we implement governance measures, internal controls, testing, human oversight and validation processes designed to mitigate these risks, strengthening controls to address these risks may increase costs and affect time-to-market, and any errors or inadequacies in AI systems used for control functions (such as transaction monitoring or sanctions screening) could lead to operational disruptions, compliance failures, regulatory scrutiny, reputational harm, fines or penalties. AI may subject us to new or heightened legal, regulatory, ethical, operational, reputational or other challenges. AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. We also depend on third-party models, datasets and infrastructure; limitations, outages, changes in functionality or contractual terms, or concentration in a limited number of providers could disrupt our operations or increase costs.

If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. There can be no assurance that our use of AI will be successful in reducing our operational risk or increasing our operational efficiencies or otherwise result in our intended outcomes.
Additionally, AI systems may be subject to cyberattacks, data breaches, data losses and other security incidents that implicate the proprietary, confidential, sensitive and personal data of AI users, despite our efforts to negotiate balanced agreements with such vendors, including the inclusion of liability, security and risk-allocation clauses. For example, if any of our employees, contractors, vendors, service providers or other third parties with which we do business use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal data into third-party systems or publicly available or third-party training sets (including so-called “data leakage”), over which we may have limited control, which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal data, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we may be exposed to certain legal, regulatory or contractual risks, (including potential violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party (such as third-party claims of intellectual property infringement, misappropriation or other violation, or alleged misuse of data, content or technology, as well as possible or regulatory enforcement actions and contractual remedies). Further, the use of AI solutions within products or services that we use or that are used by our contractors, vendors, service providers or other third-parties with which we do business may pose similar risks, and we have limited ability to control the development and maintenance of certain third-party products or services.
Environmental, Social and Governance
We are subject to environmental, health and safety risks.
Our products, as well as our manufacturing and service activities, are subject to environmental laws and regulations in each of the jurisdictions where we operate. These laws regulate product performance or components, energy use, greenhouse gas emissions, air quality, water and noise pollution, hazardous substance management, human health risks arising from the exposure to hazardous or toxic materials, the remediation of soil and groundwater contamination, among other matters.
In addition, environmental regulations related to climate change, including CO2 emissions standards adopted by the International Civil Aviation Organization - ICAO, are one of the main drivers of global aerospace industry research and development investments since they may affect customer preferences. We may incur additional costs to improve or create new compliance programs to meet environmental regulatory requirements. We currently have several comprehensive programs in place to reduce the effects of our operations on the environment. For additional information, see “Item 4. Information On The Company—D. Property, Plants And Equipment".
Moreover, our services and products must comply with health and safety laws and regulations. We strive to maintain the highest quality standards and closely follow potential and confirmed changes in laws and regulations to adapt, redesign, redevelop, recertify or eliminate our products to remain compliant with those claims. Seizures of non-compliant products may occur, and we may incur penalties. In the event of an accident or other serious incident involving a product, we may be required to conduct investigations and undertake preventive and remedial actions.
Climate change may have adverse effects on our business and financial condition.
Climate change related risks are gaining increasing social, regulatory, economic, and political relevance, both in Brazil and internationally. New regulations related to climate change may affect our operations and business strategy, leading us to incur financial costs resulting from: (i) physical risks; and (ii) transition risks, including climate litigation. Physical climate risks are those that arise from changes in weather and climate that impact the economy, including rising global average temperatures, which can cause sea level rise and acute climate risks caused by natural disasters, including but not limited to floods, fires, and hurricanes. Such disasters could adversely affect our and our clients’ and business partners’ operations, including by impairing flight services and aircraft circulation. In addition, physical risks could cause market volatility and negatively affect the trading price of our ADSs. Moreover, our facilities and operations may also suffer physical damages due to severe weather events which may represent increased operational costs.
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
In August 2021, we announced our intention to reach carbon neutrality in our operations by 2040 by reducing Scope 1 and 2 emissions as much as possible, and offsetting any residual emission after that. This commitment relies mostly on the purchase of sustainable aviation fuels, or SAFs, electricity from renewable sources and the replacement of natural gas with biomethane. Our estimates concerning the timing and cost of implementing our targets are subject to several risks and uncertainties, such as low availability of SAF, especially in Brazil, where the majority of our operations are concentrated, and variations in fuels, energy, and offset prices. We are setting our strategies and new products aiming for a net-zero emission aviation by 2050. In order to reinforce this commitment, in 2021 we signed the “Fly Net Zero” commitment with other representatives of the aerospace sector, This goal will be supported by accelerated efficiency measures, energy transition and innovation across the aviation sector and in partnership with governments around the world.
We have also committed to certain diversity, inclusion, and education targets, such as achieving 50% diverse hires in all new entry-level programs by December 31, 2025; supporting more than 80% of the students from Embraer high schools in being accepted into public or private universities with full-tuition scholarships; having 20% of women in senior leadership positions by December 31, 2025, among others. We are also subject to certain legal obligations to meet diversity, equity and inclusion targets.
We cannot assure that our environmental, social and governance, or ESG, targets and commitments and any ESG-related obligations will be achieved since they depend on several factors over which we have no influence or control.
Geopolitical and Macroeconomic Risks
Brazilian political and economic conditions have a direct impact on our business and the trading price of our common shares and ADSs.
The Brazilian government has frequently intervened in the Brazilian economy and, from time to time, has implemented significant changes in policy and regulations. The Brazilian government’s measures to control inflation and affect other policies and regulations have involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. As a result, our business, financial condition, results of operations and the trading price of the common shares and the ADSs may be adversely affected by changes in policy or regulations at the federal, state or municipal level involving or affecting factors, such as:
✈interest rates;
✈currency fluctuations;
✈monetary policies;
✈inflation;
✈liquidity of capital and lending markets;
✈tax policies;
✈labor regulations;
✈energy and water shortages and rationing; and
✈other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government would implement changes in policy, regulation or legislation contributes to instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets. These uncertainties and other future developments in the Brazilian economy may adversely affect our activities, and consequently our operating results, and may also adversely affect the trading price of our common shares and ADSs. We cannot predict which policies the Brazilian government will adopt or if these policies or changes in current policies may have an adverse effect on us or the Brazilian economy.
These factors are compounded as our results of operations and financial condition have been, and will continue to be, affected by the growth rate of the Brazilian GDP. Brazilian GDP growth rates have fluctuated over the past years, with an expansion of 4.6% in 2021, 2.9% in 2022, 2.5% in 2023, 3.4% in 2024 and 2.3% in 2025. The Focus report, a summary of market expectations collected by the Brazilian Central Bank and released on March 13, 2026 the consensus of Brazilian economists was for expectations of Brazilian GDP to increase 1.8% in 2026. Growth of the Brazilian GDP is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force, and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on the use of our products and services.
Political instability may adversely affect our business and results of operations, the price of our common shares and our debt instruments.
Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected, and continue to affect, the confidence of investors and that of the public in general, resulting in economic downturns and heightened volatility of securities issued by Brazilian companies. Political instability and uncertainty regarding political developments and the policies the Brazilian government may adopt or alter may have material adverse effects on the macroeconomic environment in Brazil, as well as on the operations and financial performance of businesses operating in Brazil, including ours.
In addition, in 2026, Brazil will hold elections for President, senators, federal deputies and state deputies. Electoral uncertainty could lead to high volatility in Brazilian financial markets, and uncertainty regarding political developments may have material adverse effects on the macroeconomic environment in Brazil and, consequently, on us.
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
In Brazil, inflation and certain actions taken by the Brazilian Central Bank to curb it have had significant negative effects on the Brazilian economy. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or the IGP-M index, registered deflation of 1.1% in 2025, compared to inflation of 6.5% in 2024 and deflation of 3.2% in 2023. Brazil’s National Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or the IPCA index, recorded inflation rates of 4.3% in 2025, 4.8% in 2024 and 4.6% in 2023. Measures to curb high inflation rates include a tightening of monetary policy, with an increase in interest rates, resulting in restrictions on credit and short-term liquidity.
The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária), or COPOM, is responsible for setting the Brazilian official interest rate, or the SELIC rate. The COPOM frequently adjusts the official base interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. After reaching a historical low of 2.0% in August 2020, the COPOM began increasing interest rates in March 2021 and, as a result, the SELIC rate reached 13.75% in December 2022. In 2023, the Brazilian Central Bank started cutting the SELIC rate as a result of a slowdown in inflation, and the SELIC rate was set to 13.25% in August 2023, 11.75% in December 2023 and 10.50% as of May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 15.00% by June 2025. As of the date of this annual report, the SELIC rate stands at 15.00% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

In the international scenario, inflation has reached record highs in recent years. In the U.S., consumer inflation measured by the U.S. Consumer Price Index, or the CPI, peaked at 3.4% in 2023, was 2.9% in 2024, and 2.7% in 2025. Similarly, in Europe, consumer inflation measured by the Harmonised Index of Consumer Prices ("HICP") was 2.9% in 2023, 2.4% in 2024, and 2.0% in 2025. The rise in inflation prompted central banks to reverse the strong stimulus policies implemented during the COVID-19 pandemic. The European Central Bank increased interest rates from -0.5% in 2021 to 2.0% in 2022, reaching a peak of 4.5% in 2023. The Federal Reserve similarly raised rates from 0.08% in 2021 to 4.33% in 2022 and 5.33% in 2023. However, in 2025, both central banks began a measured reversal of these policies, with the European Central Bank cutting rates to 2.15% and the Fed lowering the federal funds rate to a range of 3.50% to 3.75% by the end of 2025. These moves were driven by moderating inflation, slowing economic growth, and easing supply chain pressures. Despite these recent rate cuts, interest rates remain at historically high levels compared to pre-pandemic norms. Both the European Central Bank and the Federal Reserve are generally expected to maintain rates at these elevated levels in the near term to ensure inflation remains under control and economic stability is preserved.
Increases in interest rates, or the maintenance of interest rates at historically high levels, could adversely affect our ability to incur additional debt and increase the cost of service of debt, resulting in an increase in our financial costs, which may reduce our liquidity, thereby adversely affecting our ability to meet our financial obligations. As of December 31, 2025, 9.6% of our consolidated cash and cash equivalents were indexed to the variation of the Brazilian CDI rate. Therefore, fluctuations in Brazilian interest rates and inflation may adversely affect us. On the other hand, a significant decrease in the CDI or inflation rates may adversely affect the revenue we receive from our financial investments.
Exchange rate volatility may adversely affect us.
The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2023, the real appreciated against the U.S. dollar in comparison to December 31, 2022, reaching R$4.8413 per US$1.00 as of December 31, 2023. In 2024, the real depreciated against the U.S. dollar in comparison to December 31, 2023, reaching R$6.1923 per US$1.00 as of December 31, 2024. The real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$ 5.5024 per US$1.00 on December 31, 2025, which     reflected a 11.1% depreciation in the real against the U.S. dollar during the year, driven by the U.S. monetary policy environment, as well as concerns surrounding the Brazilian economy and the Brazilian government’s fiscal situation. As of March 9, 2026, the real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.2139 per US$1.00. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.
On the one hand, depreciation of the real against the U.S. dollar creates inflationary pressures in Brazil and causes increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, and curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. On the other hand, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real may materially and adversely affect us.
Although most of our revenue and debt is U.S. dollar-denominated, the relationship of the real to the value of the U.S. dollar, and the rate of depreciation of the real relative to the prevailing rate of inflation, may adversely affect us, mainly due to the following factors:
✈In 2025, 13.5% of our total costs were denominated in reais.
✈Our income tax expense is significantly impacted by exchange rate fluctuations, since taxes on income are largely determined and paid in Brazilian reais based on our Brazilian tax books. Additionally, we must record deferred taxes resulting from exchange rate fluctuations on the reported basis of our non-monetary assets (mainly property, plant and equipment and intangible assets). For additional information on the effects of the variation of the real against the U.S. dollar, see notes 22 and 33 to our 2025 audited consolidated financial statements.
✈Depreciation of the real against the U.S. dollar or other currencies would reduce our real-denominated revenues from our Defense & Security segment, when converted to the U.S. dollar as our functional currency.
✈Appreciation of the real against the U.S. dollar or other currencies increases the costs of our products when measured in U.S. dollars and may result in a decrease in our margins.

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
We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Brazilian products.

The current President of the United States was elected for a second term in November 2024 and took office in January 2025. We have no control over and cannot predict the effect of his administration or policies. Since returning to office, the President’s administration has announced and implemented tariff measures affecting imports into the United States, including by applying a generally applicable additional tariff of 10% in April 2025 to most imports into the United States and a subsequently announced 40% tariff in country-specific tariffs applicable to a broad range of Brazilian exports to the United States (the latter of which was subsequently repealed). In connection with these measures, it was reported in the press that aircraft exported from Brazil to the United States could be subject to these increased Brazil-specific tariffs; however, exemptions were subsequently put in place for civil aircraft and certain related parts and products from the higher Brazil-specific tariff, although such imports may remain subject to other applicable tariffs, including the 10% generally applicable additional tariff. Such exemptions did not apply to military and defense aircraft, equipment, components and related materials, which continue to be subject to higher import duties (up to 50%) when imported into the United States. Moreover, in February 2026, however, the U.S. Supreme Court held that certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were beyond the President’s statutory authority, vacating significant components of the tariff regime and reinforcing that tariff-setting power resides with Congress. While the decision has limited the legal basis for the broad emergency tariffs originally imposed, legal and policy uncertainty remains as the U.S. administration has signaled intentions to pursue alternative statutory authorities to re-impose or adjust tariffs and may enact across-the-board levies under other provisions of U.S. trade law. The U.S. government has also publicly threatened further trade actions against Brazil and other BRICS countries based on their association with Russia and their efforts to reduce dependence on the U.S. dollar in international trade. These measures have contributed to heightened geopolitical tensions, increased market volatility, and growing uncertainty regarding the future of international trade and capital flows.

Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity and may increase costs, create supply chain disruptions and contribute to increased market volatility and uncertainty. For us, such developments could (i) increase the delivered cost of our aircraft, parts and services in the United States and other markets, (ii) reduce demand for our products, including by causing customers to defer, reschedule or cancel orders or seek to renegotiate commercial terms, (iii) increase our costs of production to the extent tariffs apply to components, raw materials or other inputs and (iv) adversely affect our margins, revenues, backlog and results of operations. Additionally, any deterioration in U.S.-Brazil trade relations, retaliatory measures by other countries or related regulatory shifts could further disrupt our operations and global supply chain.
Any downgrade of Brazil’s sovereign debt could adversely affect the market price of our common shares, ADSs and debt instruments.
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
Developments related to geopolitical conflicts, sanctions, export controls and instability in certain jurisdictions may adversely affect us.
Global geopolitical developments, including the ongoing conflict between Russia and Ukraine, instability in the Middle East and sanctions and trade restrictions affecting certain jurisdictions, such as Russia, Belarus, certain regions of Ukraine, Iran and Venezuela, have generated uncertainty in the global economy. As soon as the war was declared, we suspended parts, maintenance and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which we are subject, and we may be required to take similar actions in the future in order to comply with applicable sanctions, export controls or other trade restrictions.
As the Russia-Ukraine conflict persists, and instability continues in other regions, we continue to closely monitor developments to assess potential restrictions or impacts that may arise. These developments have also led to an increase in cyber-attacks targeting critical networks, airlines and suppliers, further amplifying operational risks across the aviation industry. They have also highlighted the direct risks to aviation safety. Recent incidents related to these matters illustrate the heightened risks for civilian aircraft operating in or near conflict zones. These events not only pose immediate safety concerns but also contribute to reputational risks for manufacturers, heightened scrutiny of aviation operations and potential disruptions to the industry as a whole.
Russia remains one of the world’s largest suppliers of titanium, a critical material for aircraft manufacturing. Although we do not currently anticipate constraints in the availability of titanium in our supply chain, considering our current inventory position and the existing alternative sources in other countries, we will continue to actively monitor our supply chain to identify and mitigate any potential constraints. In addition, geopolitical conflicts, sanctions, trade restrictions and regional instability may create additional uncertainty for global supply chains, transportation routes, energy and commodity markets and counterparties in affected regions. These developments may also adversely affect the safety and activities of our employees, especially those residing in or traveling through affected regions.
Moreover, we continue to monitor developments in the Middle East and in other regions where the security environment remains highly unstable. Ongoing tensions and conflicts in these regions, as well as sanctions and other regulatory restrictions affecting certain jurisdictions, may create additional uncertainty for global supply chains and transportation routes. Given that we have suppliers located in some of these regions, any disruptions, shipment delays, regulatory restrictions or cost increases arising from such geopolitical developments could adversely affect our business. It also remains unclear whether these current conflict dynamics will stabilize or escalate, and what long-term effects they may have on global political and economic conditions.
As a company that operates globally, the adverse effects—global or localized—of the ongoing conflict between Russia and Ukraine, instability in the Middle East and other regions, and sanctions, export controls and trade restrictions affecting certain jurisdictions, could have a material adverse effect on our business, results of operations or financial condition.
Risks Relating to Our Common Shares and ADSs
If holders of our ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.
The Brazilian custodian for the common shares is responsible for effecting foreign currency remittances abroad for the payment of dividends and other distributions relating to the common shares or upon the disposition of the common shares. These remittances under an ADR program are subject to a specific tax treatment in Brazil that may be more favorable to a nonresident investor if compared to remitting gains originated from securities (such as common shares) directly acquired by the nonresident investor in the Brazilian regulated stock markets. Therefore, an investor who opts to surrender ADSs in exchange for the underlying common share may be subject to less favorable tax treatment on gains with respect to these investments. In addition, by withdrawing the underlying common shares, thereby becoming the direct owner of the shares on the local exchange, a nonresident investor would need to comply with the legal and regulatory requirements in connection with nonresident investments in securities in Brazil.
Pursuant to Joint Resolution No. 13 (“Joint Resolution 13”), issued by the Central Bank and the CVM, effective as of January 1, 2025, in order for the nonresident investor to surrender ADSs for the purpose of withdrawing the common shares represented thereby, the nonresident investor would be required to appoint a Brazilian financial institution or a clearing service provider duly authorized by the Central Bank to act as its legal representative, subject to limited exemptions applicable to certain nonresident individuals; such representative is responsible, among other things, for handling the required registrations and updates on behalf of the nonresident investor with Brazilian authorities, which entitle registered nonresident investors to buy and sell directly on the B3. To trade on B3, the nonresident investor may also need to retain a local broker and custodian. These arrangements may require additional expenses from the foreign investor. Moreover, if the representatives fail to obtain or update the relevant foreign investment accreditation with the CVM as required by the Joint Resolution 13 and CVM Resolution No. 13, of November 18, 2020 (“CVM Resolution 13”), nonresident investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the common shares or the return of their capital in a timely manner.
The foreign investment requirements under Joint Resolution 13 and CVM Resolution 13 may be affected by future legislative or regulatory changes, and we cannot assure the holders that additional restrictions applicable to them, the disposition of the underlying common or preferred shares, or the repatriation of the proceeds from the process will not be imposed in the future.
The Brazilian Federal Government has veto power over the change in our corporate control, and of our name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs, and its interests could conflict with the interests of the holders of our common shares and ADSs.
The Brazilian Federal Government holds one share of a special class of our common stock called a “golden share,” which carries veto power over certain matters such as change of control, name, trademark or corporate purpose and over the creation or alteration of our Defense & Security programs (whether or not the Brazilian government participates in those programs). For example, in 2010, we changed our corporate name to Embraer S.A. and altered our by-laws to allow us to enter the defense and security market, which required the approval of the Brazilian Federal Government. The Brazilian Federal Government may veto transactions that may be in the interest of the holders of our common shares or ADSs. We cannot ensure that we will be able to obtain approvals from the Brazilian Federal Government in the future to effect important corporate changes or transactions, or other important corporate changes that may be required.
Our by-laws contain provisions that could discourage our acquisition or prevent or delay transactions that you may favor.
Our by-laws contain provisions that have the effect of avoiding the concentration of our common shares in the hands of a small group of investors to promote the dispersed ownership of those shares. These provisions require any shareholder or group of shareholders that acquires or becomes the holder of (i) 35% or more of the total shares issued by us or (ii) other rights over shares issued by us that represent more than 35% of our capital, to submit to the Brazilian government a request for making a public tender offer to purchase all of our shares on the terms specified in our by-laws. If the request is approved, the shareholder or group of shareholders must commence the public tender offer to purchase all of our shares within 60 days of the date of approval. If the request is refused, the shareholder or group of shareholders must sell all of their shares that exceed the 35% limit within 30 days, so that the holding of this shareholder or group of shareholders falls below 35% of our capital stock. These provisions may have anti-takeover effects and may discourage, delay or prevent a merger or acquisition, including transactions in which our shareholders might otherwise receive a premium for their common shares and ADSs. These provisions can only be altered or overridden with the approval of our board of directors and our shareholders in a shareholders’ meeting convened for this purpose and with the consent of the Brazilian government, as holder of the golden share.

Our by-laws contain provisions that limit the voting rights of certain shareholders, including non-Brazilian shareholders.
Our by-laws contain provisions that limit the rights of a shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, to exercise voting rights in respect of more than 5% of the outstanding shares of our capital stock at any general meeting of shareholders. Our by-laws also contain provisions that limit the right of non-Brazilian shareholders to exercise voting rights in respect of more than two thirds of the voting rights that may be exercised by Brazilian shareholders present at any general meeting of shareholders. This limitation will effectively prevent our takeover by non-Brazilian shareholders and limit the ability of non-Brazilian shareholders to effect control over us. For additional information on our voting rights, see “Item 10. Additional Information—B. Memorandum And Articles Of Association—Voting Rights Of Shares—Limitations On The Voting Rights Of Certain Holders Of Common Shares”
We do not have a controlling shareholder and as a result we may be subject to certain risks.
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
Pursuant to our by-laws, the first call for a shareholders’ meeting must be published at least 30 days in advance of the meeting and the second call must be published at least 15 days in advance of the meeting. When a shareholders’ meeting is convened, holders of ADSs may not receive sufficient advance notice to surrender the ADSs in exchange for the underlying common shares to allow them to vote with respect to any specific matter. In addition, the depositary has no obligation to notify ADS holders of an upcoming vote or distribute voting cards and related materials to ADS holders, unless we specifically instruct the depositary to do so. If we ask the depositary to seek voting instructions from ADS holders, the depositary will notify ADS holders of the upcoming vote and will arrange to deliver proxy cards to those holders. We cannot ensure that ADS holders will receive proxy cards in time to allow them to instruct the depositary to vote the shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for an untimely solicitation of voting instructions. As a result, holders of ADSs may not be able to fully exercise their voting rights.
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
Item 4.INFORMATION ON THE COMPANY
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
In 2010, our shareholders approved a change of our corporate name from “Embraer – Empresa Brasileira de Aeronáutica S.A.” to “Embraer S.A.” In addition, our shareholders broadened our corporate object and the scope of our Defense & Security segment to allow this segment to manufacture and trade equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as to perform technical activities and services related to these areas. As a result, our by-laws were amended to reflect the addition of these activities to our corporate purposes.
In 2011 and 2012, we made acquisitions and entered into partnerships in the Defense & Security segment, including the acquisition of Atech Negócios em Tecnologias S.A. and Bradar Indústria S.A., or Bradar (which was merged into Embraer in 2018), Savis Tecnologia e Sistemas S.A. (which was merged into Embraer in 2021) and Visiona Tecnologia Espacial S.A., or Visiona.

In 2020, through our subsidiary Embraer Defesa e Segurança Participações S.A., we acquired 61% of Tempest Serviços de Informática S.A., and its subsidiaries, a cybersecurity company in Brazil. In 2024, Embraer Defesa e Segurança Participações S.A. indirectly acquired 100% of Tempest and its subsidiaries.
In 2021, we, through our subsidiary EVE, entered into a business combination agreement with Zanite Acquisition Corp., or Zanite, to further develop EVE’s comprehensive, practical and capital efficient UAM solutions. The objective of this solution is the design and production of eVTOL, service and support of such vehicle, fleet operations and UATM. The transaction closed on May 9, 2022 and Zanite changed its name to Eve Holding Inc., or Eve Holding. Eve Holding’s shares were listed on the New York Stock Exchange on May 10, 2022.
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
Business Development
We have grown from a government‑controlled company, originally established to develop and produce aircraft for the Brazilian Air Force, into a publicly held company that produces aircraft for commercial and executive aviation and for defense and security purposes and related services. As part of our evolution, we have obtained, developed and enhanced our engineering and technological capabilities through our own development of products for the Brazilian Air Force and through joint product development with foreign companies on specific projects. We have applied these capabilities that we gained from our Defense & Security segment to further develop our Commercial Aviation segment.
Our reportable operating segments reflect the organizational and management structure used by the Chief Executive Officer, as chief operating decision‑maker, to allocate resources and assess performance, with the Company’s results evaluated on a consolidated basis and segregated by product perspective into Commercial Aviation, Executive Aviation, Defense & Security, and Services & Support, while operating activities that do not meet the quantitative thresholds are aggregated and disclosed as Other Segments.
Commercial Aviation
Our first regional aircraft was EMB-110 the Bandeirante, a 19-passenger twin-engine non-pressurized turboprop aircraft initially designed to service the transport needs of the Brazilian Air Force. This aircraft was certified in 1973. The Bandeirante was followed by the EMB 120 Brasília, which was certified in 1985. The EMB 120 Brasília is a high performance, pressurized turboprop commercial aircraft seating up to 30 passengers and was designed to serve the longer routes and higher passenger traffic of the growing regional aircraft market. Drawing upon the design of the EMB 120 Brasília and the jet technology acquired in our development of the AM-X, a jet strike bomber for the Brazilian Air Force, we developed the ERJ 145 regional aircraft family, our first jet product for commercial use. This family comprises three aircraft, which seat up to 37, 44 and 50 passengers. The first member of the ERJ family, the ERJ 145, was certified in 1996. We have expanded our jet product line with the development of the EMBRAER 170/190 jet family, which has the capacity to seat between 70 and 118 passengers and was designed to serve the aircraft market’s trend towards larger, higher volume and longer-range jets. The first member of this family, the EMBRAER 170, was certified in February 2004, and its derivatives, the EMBRAER 175 and the EMBRAER 190, were certified in December 2004 and August 2005, respectively. The certification of the EMBRAER 195 was granted in June 2006. In June 2013, Embraer launched the second generation of its E-Jets family of commercial aircraft, the E-Jets E2, comprising three aircraft, the, E190-E2 and E195-E2. The E190-E2 and the E195-E2 entered service in April of 2018 and September of 2019, respectively. Our Commercial Aviation segment accounted for 31.3%, 34.5% and 35.1% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. For more information, see “—B. Business Overview—Commercial Aviation Segment.”
Executive Aviation
We developed a line of executive jets throughout time, beginning with the Legacy 600, which was discontinued in 2016 to focus on the success of its longer-range successor, the Legacy 650. In 2005, we launched the Phenom 100, an entry-level jet, and the Phenom 300, a light jet. Later in 2006, the Lineage 1000, an ultra-large jet, was added as the largest executive jet in our executive jets portfolio. Then, in 2008, we launched the Legacy 450 and Legacy

500, both medium cabin jets and in 2009, we presented the Legacy 650, a large executive jet that was positioned in our portfolio between the Legacy 500 and the Lineage 1000. The enhanced version of the Lineage, the Lineage 1000E, was introduced in 2013. The Legacy 500 and the Legacy 450 entered into service in October of 2014 and December 2015, respectively. In 2016, we launched the Phenom 100EV and the Legacy 650E. In 2017, the Phenom 100EV entered into service and we also launched the Phenom 300E, an enhanced version of our Phenom 300, with a revolutionary interior design, which entered into service in October 2017 with a demonstration aircraft. In 2018, we introduced the Praetor 500 midsize and Praetor 600 super-midsize business jets, which entered into service in June and in December 2019, respectively. Also in 2019, we successfully implemented the sunset strategy of the Legacy 650 and Lineage 1000E. In 2020 we concentrated our business efforts on the renewed and highly competitive Phenom and Praetor product lines, sunsetting the Legacy 450 and 500 models. Finally, in 2023, we launched the Phenom 100EX, the latest evolution from the Phenom 100 series, which entered into service in early 2024. Our Executive Aviation segment accounted for 29.1%, 27.6% and 26.7% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.
Defense & Security

Embraer’s story starts in the Defense & Security segment, with the EMB-110 Bandeirante and EMB-120 Brasília aircraft in the 1970s, on which the foundations of our Company were built. Since then, we have continued to support the military aviation market with a range of products for the Brazilian Armed Forces. Early programs included the EMB‑312 Tucano, a basic trainer, and the EMB‑111 Bandeirante Patrulha for maritime patrol, both of which were also exported. In the 1980s, Embraer and Aermacchi jointly developed the AMX jet, highlighting the importance of international cooperation in the aerospace and defense industry.

In the early 2000s, we began production of the newly developed A‑29 Super Tucano. The aircraft is an advanced training platform that entered service in 2004 and remains in production, with more than 300 units sold to over 20 countries as of December 31, 2025. As a proven light attack, advanced training and armed reconnaissance platform, it is a pillar of our portfolio, combining low operating costs, rugged construction, deployability, and a combat‑proven record. Over the years, we have developed and certified several other aircraft tailored to our customers’ missions, particularly the KC‑390 Millennium, a state‑of‑the‑art, multi‑mission platform, and the largest aircraft ever manufactured in Brazil. The platform entered into service in 2019, and currently has three operators (Brazil, Portugal and Hungary). At least six more operators are expected to be added in the coming years as we deliver our backlog. A next‑generation airlift platform, the KC‑390 is the flagship of our Defense & Security portfolio. We also entered the radars and land systems market with the acquisition of Bradar in 2011, which was fully incorporated into Embraer in 2018. Our offerings include the SENTIR M20, SABER M60, and SABER M200 VIGILANTE radars, as well as new development projects.
Moreover, we have expanded our portfolio to support our customers around the globe with a broad line of intelligence, surveillance and reconnaissance aircraft, services, systems and solutions; ground radars; aircraft for transportation of authorities; tactical military transport; aerial refueling; basic and advanced training aircraft; satellites; and cybersecurity solutions (through our wholly owned subsidiary Atech). Through Atech, we produce complex systems for critical missions in the areas of command and control, communications, computing, cyber defense, air defense, and air traffic control for defense, security and other civil applications. With a 51% equity interest in Visiona, we also operate in satellite development, production, and satellite‑based services.
In 2018, Embraer formed the consortium Águas Azuis in partnership with Thyssenkrupp Marine Systems and our subsidiary, Atech. The consortium was selected in 2019 as the preferred supplier to build four new Tamandaré Class Frigates for the Brazilian Navy. In 2021, we further reinforced our defense portfolio by the merger with and into the Company of Savis Tecnologia e Sistemas S.A., a wholly owned subsidiary specialized in the development and integration of complex land systems. Savis’ offerings include the development, integration and implementation of the SISFRON Program of the Brazilian Army for land border surveillance.
Embraer Defense has a global footprint. As of the date of this annual report, we believe we remain the leading supplier of defense aircraft to the Brazilian Air Force. Over the years, we have significantly expanded our presence worldwide, with sales of aircraft to armed forces in North America, Europe, Asia, Africa, and Latin America. This growth – from our early personnel transport aircraft to trainer programs to the A‑29 Super Tucano and the KC‑390 Millennium, complemented by radar, command‑and‑control, and cyber capabilities – illustrates the evolution of our Defense & Security segment, and our role as a long‑term partner to selected government customers and armed forces worldwide. Our Defense & Security segment accounted for 13.0%, 11.3% and 9.8% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Revenues from sales to the Brazilian government accounted for 11.2%, 23.0% and 23.8% of this segment’s revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Services & Support
Our Services & Support segment is focused on providing a complete portfolio of solutions for the operations of Embraer aircraft and products in the Commercial Aviation, Executive Aviation and Defense & Security segments. The portfolio comprises materials solutions, pay-by-hour programs, maintenance, aircraft modifications, training, integrated support, digital services, engineering services, among others. This operating segment also includes our subsidiary OGMA – Indústria Aeronáutica de Portugal S.A., or OGMA, which is an Embraer subsidiary based in Portugal that offers maintenance, repair and overhaul, or MRO, services, for civil and military aircraft and engines (manufactured by Embraer or by third parties), and Embraer CAE Training Services, which provides training services. Finally, this segment has a network of more than 80 owned and authorized service centers spread across the world, customer service centers dedicated to each market and a team of more than 4,000 employees responsible for supporting more than 4,391 Embraer aircraft, as well as other original manufacturer aircraft, engines and radars.
Our Services & Support segment accounted for 25.4%, 25.6% and 26.9% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.
Other Segments
Finally, our Other segments include various activities and deliveries not included in the foregoing segments. We have the Ipanema aircraft, a crop duster developed in the 1970s under the specifications of the Brazilian Ministry of Agriculture. Now in its seventh generation, all new Ipanema aircraft are delivered with engine powered by biofuel (Ethanol). As of December 31, 2025, we had delivered a total of 1,728 Ipanema aircraft, including 50 units delivered in 2025. Additionally, in 2025, we set up the Embraer Equipment Division (EDE), a business unit dedicated to supplying parts and equipment to external customers. This initiative was undertaken to enhance our supply chain efficiency and strengthen support for the after market sector. Beyond the supply of parts and equipment, the division is also responsible for the technological development of two solutions for EVE: the landing gear and the flight control computer.
Additionally, through Eve Air Mobility, we are engaged in the development and certification of eVTOL aircraft, the establishment of a maintenance and service network for eVTOLs, and the development of an air traffic management system for urban air mobility (UAM). We also develop and manufacture electric propulsion systems for aeronautical use, including vertical take‑off and landing vehicles and fixed‑wing aircraft, and have invested in cybersecurity solutions through our subsidiary Embraer Defesa e Segurança Participações S.A., which, in 2020, acquired 61% of Tempest, the largest cybersecurity company in Brazil, and in 2024, we indirectly acquired the remaining 39% of the company.
Our Other segments accounted for 1.2%, 1.0% and 1.5% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. For additional information on our Other segments, see Note 35.5 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
B.     Business Overview
Overview
We are the leading manufacturer of jets with up to 150 seats in the world, based on the number of aircraft delivered over the last decade, holding a 30% market share in terms of accumulated deliveries since 2004, according to a Cirium Fleet Analyzer data report dated December 31, 2025. As a result, we have a franchise footprint represented by our global customer base. Our focus is to achieve customer satisfaction with a range of products and services addressing the commercial airline, executive jets and defense and security markets. We have developed a customer-centric technology-driven portfolio of commercial aviation products and services that allows us to build long-term relationships with our clients in the commercial aviation, executive jets and defense and security markets. We grew from a government-controlled company that developed and produced products for the Brazilian Armed Forces to a publicly held company that produces aircraft for and provides related services to commercial and executive aviation, as well as for defense and security purposes. Providing high quality customer support is a key element of our customer focus and is critical to our ability to maintain customers with whom we have a long-term relationship.
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

The business of our Defense & Security segment is driven mostly by the KC-390 Millennium and A-29 Super Tucano. The demand for the KC-390 is mainly driven by replacement of old tactical transport aircraft (20-to-30-ton category) that are reaching retirement age. The demand for the A-29 Super Tucano is driven by the need to (i) add capabilities and (ii) improve cost-efficiency levels. On the capabilities side, the A-29 supports different missions: light attack/ close air support, advanced training, and/ or armed reconnaissance, to name a few. On the efficiency side, the A-29 can perform some of the missions usually executed by more advanced platforms (e.g. fighter jets), at a fraction of the cost – the A-29 acts as a better value solution, and an airframe saver at the same time. Beyond the KC-390 Millennium and the A-29 Super Tucano, the entire portfolio is important to support our partnerships with government and defense customers – either because they leverage on Embraer’s aerospace design and manufacturing capabilities, or because they expand to other solutions in the realm of our competencies, like systems design and integration, command and control, payload integration and modernization, among others.
In 2025, we generated revenue of US$7.6 billion, of which 96.6% was U.S. dollar denominated. Of our aggregate revenue in 2025:
✈31.3% of such revenue originated from our Commercial Aviation segment, 25.4% was from our Services & Support segment, 29.1% was from our Executive Aviation segment, 13.0% was from our Defense & Security segment and 1.2% was from our Other Segments, and
✈58.7% of such revenue originated from clients in North America, followed by clients in Europe with 24.3%, Brazil with 8.3%, the Asia Pacific region with 5.4%, Latin America (except Brazil) with 1.9% and other regions with 1.4%.
In 2024, we generated revenue of US$6.4 billion, of which 94.7% was U.S. dollar denominated. Of our revenue in 2024:
✈34.5% was from our Commercial Aviation segment, 25.6% was from Services & Support segment, 27.6% was from our Executive Aviation segment, 11.3% was from our Defense & Security segment and 1.0% was from our Other Segments, and
✈59.1% of such revenue originated from clients in North America, followed by clients in Europe 22.5%, Brazil with 8.3%, Asia Pacific region with 4.0%, Latin America (except Brazil) with 4.2% and other regions with 1.9%.
As of December 31, 2025, 2024 and 2023, we had a total firm order backlog of US$31.6 billion, US$26.3 billion and US$18.7 billion, respectively.
We continue our long-term strategy of focusing on consistent execution of our strategic business plan and efficiency programs with lean concepts, seeking partnership opportunities to drive growth, investing in innovation as a primary source of future growth and further developing our ESG program that reinforces our commitment towards:
(i)Carbon reduction: we have been able to achieve carbon neutral growth since 2022, by reducing scope 1 and 2 emissions, while maintaining our target to reach carbon neutrality in our operations by 2040, use 100% renewable electricity by 2030 and manufacture products to support zero emissions aviation by 2050;
(ii)Social responsibility: we maintained our aspirational goal to reach 50% of diverse hires in our entry level programs, 20% of women in senior leadership positions by December 31, 2025 and continued committed to supporting more than 80% of students from Embraer-funded schools in being accepted into public or private universities with full-tuition scholarships by December 31, 2025;
In 2025, we achieved 60% diverse hires in our entry-level programs and, as of February 2026, we saw at least 85% of students from Embraer-funded schools gain admission to public universities or private universities with full-tuition scholarships. For 2026, we have updated our goals in order to maintain our growth in diversity and inclusion.
(iii)Corporate governance standards: we aim to maintain the highest international governance standards and robust ethics and compliance programs.

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
Our investments in innovative technologies, such as automation design, enable us to increase operational efficiency by reducing engineering and production costs, and lowering customers’ maintenance costs. For instance, our subsidiary EVE, which is a leading developer of next generation Urban Air Mobility (UAM) solutions, is developing a comprehensive UAM solution that includes the design and production of eVTOLs, a portfolio of maintenance and support services (Techcare) focused on our and third-party eVTOLs, and a new urban air traffic management system (Vector) designed to allow eVTOLs to operate safely and efficiently in dense urban airspace alongside conventional aircraft and drones. We have also invested in cybersecurity solutions by acquiring Tempest in 2020 and using Beacon, which is an innovative platform designed to connect the aviation maintenance system.
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
Strategic risk-sharing partners
With respect to our commercial and business aircraft, we developed strategic relationships with key risk-sharing partners. These risk sharing partners develop and manufacture significant portions of our aircraft’s systems and components with their own funds, thereby reducing our development expenses. These risk-sharing partners also fund a portion of our research and development expenses through direct contributions of cash or materials. These strategic relationships enable us to reduce our development expenses and risks, improve our operating efficiency, enhance the quality of our products and reduce the number of our suppliers, thereby providing us with flexibility in our production process and operations, and, consequently, allow us to adjust production in response to market demand.
Experienced and skilled workforce
Our over 23,000 employees are experienced and highly skilled. As of December 31, 2025, engineers comprised approximately one-fifth of our workforce. We believe that our employees’ high skill and knowledge levels and our continuous training and incentive programs allow us to efficiently pursue new programs and offer high technical expertise and guidance to our customers.
ESG standards
ESG has long been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources. We embed our business strategy with social responsibility and environmental impact in everything we do, from our processes and facilities to product development and our supply chain. We work across all our key stakeholder audiences to develop sound strategies, define indicators, and establish targets that are integrated into our corporate sustainability plan. Certain parts of our long-term ESG commitments are: (i) achieving carbon neutrality in operations by 2040, through the reduction of our scope 1 and 2 emissions, such as operating with 100% renewable energy, increasing the use of sustainable aviation fuel (SAF) and compensating any residual emissions that are not reduced through efficiency projects, available alternative energy sources, or new technologies, (ii) developing disruptive products, services and technologies that contribute to advancing our sustainability strategy , including electrification, hybrids, biofuels (such as SAF) and other innovative alternative energy sources; (iii) launching the “eVTOL” aircraft with zero emission by 2027; and (iv) leveraging diversity in hiring for entry-level programs, in leadership positions and in the aeronautical specialization program maintained by us.
Skilled defense engineering and market-leading products in our Defense & Security segment

From inception through December 31, 2025, we have sold more than 1,400 defense aircraft, including government transport aircraft, to more than 60 armed forces and government operators worldwide.
The KC-390 Millennium and the A-29 Super Tucano are the main products of our Defense & Security segment.
The KC-390 Millennium is a multi-role military transport aircraft, which was developed in the 21st century, and positioned to deliver higher value and lower life-cycle costs to become a market leader in its category. Combining multiple capabilities in a single platform, every aircraft can support a variety of missions – such as aerial refueling, cargo and/ or troop transport, cargo airdrop, aerial assault, medical evacuation, and firefighting, among others. The KC-390 Millennium safely provides speed, operational flexibility, robustness, comfort, ease of maintenance and state-of-the-art technology.

The A-29 Super Tucano is the best-selling aircraft in its class, according to our internal analysis; we believe this success is due to its rugged and reliable design, with a high-precision-class payloads delivery system.

Our workforce has significant experience in understanding our customers’ operational needs and their requirements related to our defense products and services portfolio. We believe our team delivers capable, reliable and flexible products, which are suitable for operations in most global environments, performing at high efficiency levels and low life-cycle costs. We also believe that we have a strong ability to engage with several stakeholders through partnerships, enabling the development of state-of-the-art aerospace and defense solutions on accelerated timelines.
Visible and well-diversified customer base
We sell our aircraft and provide services in North America, Europe, Brazil, Asia Pacific, Latin America and other regions. We also have diversified business segments with flexibility to shift overall focus according to demand. Our revenue generation is spread among those business segments, with increasing expansion of recurring services revenue, and does not present concentration risks. As of December 31, 2025, 45.9% of our firm orders was from our Commercial Aviation segment, 24.0% was from our Executive Aviation segment, 14.5% was from our Defense & Security segment and 15.6% was from our Services & Support segment.
Liquidity position and debt maturity profile
We have implemented and executed cash management policies and procedures to enhance our liquidity and our ability to efficiently manage our liabilities and debt maturities. Our debt profile is focused on long-term unsecured debt, with 14.4% of our debt being secured as of December 31, 2025. Our steady cash generation allied with higher aircraft deliveries, cost reduction and efficiency measures improved our cash position in 2025, with cash and cash equivalents, and financial investments totaling US$2.9 billion and a revolving credit facility available in the amount of US$1.0 billion, in each case as of December 31, 2025. As a result of our efforts and achievements in the area, we have been rated investment grade by Standard & Poor’s with a rating of BBB with a stable outlook as of September 2025, by Fitch with a rating of BBB- with a positive outlook, both as of September 2025, and by Moody’s with a rating of Baa3 with a positive outlook as of October 2025.
Business Strategies
With a view to further grow our business and increase our profitability, we intend to continue to offer our customers cost-effective, high quality, and reliable aircraft and services. Below are certain key elements of our business strategy.
Focus on marketing of our commercial aircraft
We are fully committed to marketing our jets of up to 150 seats. As of December 31, 2025, there were approximately 360 units in the ERJ jet family in operation, which is a series of twin-engine jet-powered regional jets; approximately 1,400 units in the EMBRAER 170/190 jet family; and approximately 170 units in the E-Jets E2 jet family, which are medium-range jet airliners, in active service, according to a Cirium report dated December 31, 2025. For more information, see “—Commercial Aviation Segment—Products.” We believe there are market opportunities for the EMBRAER 170/190 jet family and for the E-Jets E2 generation, especially for airlines seeking to expand their fleet in the mid-density segment and substitute aging aircraft in the below-150 seat category. Additionally, commercial jets will have opportunities with mainline and low-cost carriers that are right sizing their fleets to adjust capacity and will provide us with significant opportunities to increase our competitiveness by offering a full range of jets of up to 150 seats to our customers.
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
Develop innovative and sustainable solutions
Embraer continues to assess and develop technologies that may support the advancement of innovative and sustainable air mobility solutions. A key element of these efforts is the full‑electric eVTOL under development by EVE, which represents one of our main initiatives in next‑generation propulsive technology. The development and integration of a fully electric propulsion system within EVE’s eVTOL program is expected to provide important insights into the technical, operational, and sustainability characteristics of electric aviation. This experience may further enhance our understanding of how such technologies could be applied to larger aircraft concepts, including those studied under the Energia family initiative. We believe that these activities support our long‑term strategy to evaluate emerging propulsion architectures and other innovations that may contribute to more efficient, lower‑emission mobility solutions in the future.
Comprehensive well-positioned portfolio in the executive aviation market.
We have streamlined our portfolio to feature four clean sheet aircraft designs in the small and medium cabin jet classes. The Phenom 100EX is an entry-level jet, the Phenom 300E, a light jet, the Praetor 500, a midsize jet, and the Praetor 600, a super-midsize jet. We believe that this revamped portfolio is industry-leading in performance, comfort and technology. We are committed to understanding and responding to market and customer needs and to continuously improving our product and customer support for our executive jets. For over a decade, we have introduced disruptive clean sheet design aircraft to the market. In 2025, the Phenom 300E was the most delivered light jet for the fourteenth consecutive year and the most delivered twinjet in the whole executive jets industry for the sixth consecutive year, according to the General Aviation Manufacturers Association, or GAMA.
Provide complete and integrated solutions to the customers of our Defense & Security segment

In our Defense & Security segment, we offer a broad range of solutions across all domains – air, land, sea, space, and cyber. Our portfolio of solutions includes tactical transport aircraft, close air support, advanced training, and armed reconnaissance aircraft, radars, border surveillance systems, air traffic control and management systems, satellites to name a few. We are continually evaluating new opportunities to meet our customers' evolving requirements.
Continue to pursue niche market opportunities in the defense and security market

We offer solutions for transportation, aerial refueling, close air support, tactical training, intelligence, surveillance, reconnaissance and cybersecurity (through our subsidiary Atech), among others. Through our integrated portfolio, we provide effective capabilities that address a wide range of government and military needs. This is supported by a culture of continuously pursuing market opportunities with existing and prospective customers, with whom we co‑develop innovative, tailored solutions over time.
Expand our international sales, while continuing our partnership with the Brazilian Armed Forces in our Defense & Security segment

Historically, the Brazilian Armed Forces have been our key partner in the development and acquisition of aerospace and defense capabilities. Since Embraer’s foundation in 1969, we have developed state-of-art engineering capabilities, operational capabilities, and supply chain management expertise at a level that enable us to meet the needs of both Brazilian and international customers with effective and tailored solutions. We remain committed to expanding our international business relationships, while consolidating our role as a key partner of the Brazilian Armed Forces. To illustrate our international expansion beyond acquisition contracts, some key milestones are worth highlighting: in 2024 we inaugurated Embraer Defense Europe, with an office in Lisbon, to broaden our presence in the European/ NATO environment to foster future business opportunities; and in 2025, we inaugurated Embraer offices in India, strengthening our presence in this important country.
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
Continuously foster the growth of our Services & Support segment
Growth is a strategic imperative for our Services & Support segment, and we are committed to several initiatives to foster growth such as increasing of our services backlog, ensuring a robust pipeline that supports sustained expansion, strengthening our presence in both organic and agnostic markets, and considering diverse opportunities that align with our core competencies, such as the expansion of our maintenance capacity through the extension of our MRO service centers in the United States of America in 2025. Also, we are always seeking to develop innovative and competitive solutions, leveraging technology to enhance efficiency and meet the evolving needs of our stakeholders and providing unique value to our clients.
Motivate our employees and improve our production processes and managerial practices
We strive to continuously exceed our customers’ expectations by combining operational excellence, robust management practices, and high quality standards. The success of our products and services is driven by the strong engagement of our people and the continuous evolution of our production systems.
We strive to foster a culture that motivates employees while systematically enhancing our processes through disciplined execution and continuous improvement. Central to this approach is our Embraer Enterprise Excellence Program (P3E), a company‑wide system grounded in lean manufacturing principles designed to increase efficiency, reduce lead times across the value chain, and strengthen responsiveness from suppliers to customers.
Commercial Aviation Segment
Overview
We design, develop and manufacture a variety of commercial aircraft. See “Item 4. Information on the Company—A. History and Development of the Company—Business Development—Commercial Aviation.” Our Commercial Aviation segment accounted for 31.3%, 34.5% and 35.1% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, our firm orders in backlog for our commercial aviation aircraft totaled US$14.5 billion as compared to US$10.2 billion as of December 31, 2024.

Products
ERJ Jet Family
Beginning in 1996, we developed the ERJ family, our 37-50-passenger twin jet-powered regional jet, to address the growing demand among regional airlines for medium-range, jet-powered aircraft. Until the launch of the EMBRAER 170/190 jet family, the ERJ was our most important product, achieving great results and being responsible for consolidating our presence in the United States of America regional market. As of December 31, 2025, 367 ERJ aircraft remained in service around the world, according to Cirium Fleet Analyzer data as of December 31, 2025.

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
The EMBRAER 170/190 jet family’s principal features are:
✈Performance. All four jets in the EMBRAER 170/190 jet family have a maximum cruising speed of Mach 0.82. The EMBRAER 170 and the EMBRAER 175 with all passengers on board have maximum ranges of 1,800 and 1,750 nautical miles, respectively, and each is available in the advanced-range version, with maximum ranges of 2,150 and 2,250 nautical miles, respectively. The EMBRAER 190 and EMBRAER 195 with all passengers on board have maximum ranges of 1,850 and 1,600 nautical miles, respectively, and each is available in the advanced-range version with maximum ranges of 2,450 and 2,300 nautical miles, respectively.
✈Ground servicing. The underwing engine design and the existence of four doors, two in the front and two in the back, provide for enhanced accessibility and efficiency of ground services.
✈Cabin and cargo space. We have enhanced passenger safety and comfort in the EMBRAER 170/190 jet family. The aircraft’s “double-bubble” design enables a four-abreast cabin, a wide aisle, greater interior space and headroom, and a larger baggage compartment than the regional jets of our competitors, including those regional jets that are in the development stage.
Set forth below are recent orders that we received for our EMBRAER 170/190 jets:
✈In June 2023, American Airlines signed a firm order with Embraer for 7 new E175s. American Airlines thereafter ordered more 4 new E175s in October 2023 and 2 new E175s in December 2023.
✈In September 2023, Nigeria-based Air Peace, West Africa’s largest airline, signed a firm order for 5 E175 aircraft.

✈In October 2023, SkyWest ordered 19 new E175 jets for operation by United Airlines under a capacity purchase agreement.
✈In March 2024, American Airlines placed a firm order with Embraer for 90 E175s, with purchase rights for 43 additional jets. The aircraft will be delivered with 76 seats in American Airlines’ standard dual-class configuration. The firm orders were included in our backlog of the first quarter of 2024.
✈In June 2025, SkyWest, Inc. placed a firm order for 60 E175 aircraft, with purchase rights for up to 50 additional aircraft, and indicated that deliveries are expected to begin in 2027.
✈In October 2025, Truenoord, the specialist regional aircraft leasing company, signed a firm order agreement with Embraer, including purchase rights of up to 10 E175s.
✈In November 2025, the national airline of the Republic of Côte d'Ivoire, Air Côte d'Ivoire, signed a firm order for 4 E175 aircraft, with purchase rights for 8 additional aircraft, as part of its fleet modernization and regional expansion strategy.
As of December 31, 2025, the EMBRAER 170/190 jet family had 1934 orders in backlog, while a total of 1744 aircraft in this family have already been delivered to customers worldwide.
E-Jets E2 Family
In June 2013, we launched the second generation of our E-Jets family of commercial aircraft, named the E-Jets E2, comprising three aircraft, the E175-E2, E190-E2, and E195-E2. The E190-E2 and E195-E2 entered service in April of 2018 and September of 2019, respectively.
The launch of the E-Jets E2 jet family advances our vision of offering leading-edge commercial aircraft with a capacity for 70 to 150 seats, seamless mainline comfort, and performance for flexible and efficient utilization by regional, low-cost and network carriers. Our strategy is to offer all the benefits of a new design, but with the reliability of an updated platform and commonality with the EMBRAER 170/190 jet family. We have continually invested in the E-Jets program, so our customers can stay competitive with aircraft that have the lowest operating costs and the highest passenger appeal.
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

In 2022, we announced the launch of the E190F and E195F Passenger to Freight Conversions (P2F), designed to meet the changing demands of e-commerce and modern trade that require fast deliveries and decentralized operations. The full freighter conversion is available for all pre-owned E190 and E195 aircraft, and its entry into service occurred in 2025. In 2022, the Embraer E190-E2 was granted the Type Certificate by the Civil Aviation Administration of China (CAAC). On August 10, 2023, the E195-E2 was granted this same certification.
In July 2022, during the Farnborough Airshow, Porter Airlines placed a firm order for 20 Embraer E195-E2 passenger jets, adding to their existing 30 firm orders.
In October 2022, SalamAir signed a firm order with us for 6 E195-E2
On December 15, 2022, the Embraer E195-E2 and E190-E2 were granted the Type Certification from Transport Canada Civil Aviation (TCCA), following certification from ANAC, the FAA (United States of America), and EASA (Europe) in 2019 and 2018 respectively.
In December 2022, the first 5 of 50 Embraer E195-E2 ordered by Canadian company Porter Airlines were delivered. Porter was the North America entry customer for Embraer’s E195-E2 and opened up operations in the region. In November 2023, Porter added 25 Embraer E195-E2 to its order, increasing the order to a total of 75 Embraer E195-E2.
In December 2022, the Spanish carrier Binter, which is an award-winning airline from the Canary Islands, placed a firm order for 5 E195-E2s. Binter then placed an additional order for 6 Embraer E195-E2 aircraft in June 2023.
In January 2023, we announced that we had received an order for 15 E195-E2s from an undisclosed customer, which was subsequently revealed in June to be Azorra.
In May 2023, Malaysia’s SKS Airways selected the Embraer E195-E2 for use. In addition, we and commercial aviation lessor Azorra announced an 8-aircraft deal with Royal Jordanian Airlines, which agreement introduced both the E190-E2 and E195-E2 to the airline’s fleet.
In October 2023, the Luxembourg-based carrier Luxair ordered four E195-E2s, including 2 purchase options and 3 purchase rights for additional E2 jets.
In November 2023, the Embraer E195-E2 was granted certification for steep approach into London City Airport from EASA. This achievement was an important milestone, allowing airlines to operate the E195-E2 at London City Airport (LCY), known for its challenging approach and short runway. Together with the E190-E2, which received Steep Approach certification in 2021, both members of the E2 family are approved for operations at this meaningful airport.
Also in November 2023, the Embraer E190-E2 and E195-E2 was granted a type certification from the Civil Aviation Authority of Singapore (CAAS). Scoot, a low-cost subsidiary of Singapore Airlines, began to operate the E190-E2 in 2024.
In May 2024, LOT Polish Airlines announced a lease of 3 new E195-E2s from Azorra. The airline will configure the E195-E2s, each of which seats a maximum of 146 passengers, in a comfortable single class layout with 136 seats. All aircraft deliveries were completed in 2024.
In June 2024, Mexicana de Aviación, Mexico’s state-owned carrier, ordered 20 E-Jets E2 aircraft—10 E190-E2 jets and 10 E195-E2 jets, which we will begin to deliver in the second quarter of 2025. Mexicana, the first E-Jets E2 operator in Mexico, will configure the E190-E2 with 108 seats and the E195-E2 with 132 seats—both in a single class layout.
In August 2024, Virgin Australia placed a firm order with Embraer for 8 E190-E2 small narrowbody aircraft, as part of its fleet renewal plan. Deliveries began in the second half of 2025.
In December 2024, Luxembourg carrier Luxair signed a firm order for an additional 2 E195-E2s. In exercising the 2 options secured in their 2023 firm order for 4 E195-E2 aircraft, Luxair completed the total of 6 E195-E2s on order. The first aircraft delivered from the first order, which was placed in 2023, is expected to fly in early 2026, and the new order secured additional delivery slots in 2027.
In February, 2025, ANA Holdings Inc. ordered 15 E190-E2s aircraft from Embraer with options for an additional 5 aircraft. The selection of the E190-E2 is part of ANA’s fleet renewal plan.
In July 2025, SAS entered into an agreement to acquire 45 E195-E2 aircraft, with purchase rights for up to 10 additional aircraft. Deliveries are expected to begin in late 2027, with additional deliveries extending over approximately four years thereafter.

In August, 2025, Airlink and Azorra have finalized a lease agreement for 10 new Embraer E195-E2 twin-engine passenger aircraft, with the first delivery in the second half of 2025.
In September 2025, Avelo Airlines placed a firm order for 50 E195-E2 aircraft, with purchase rights for up to 50 additional aircraft. Deliveries are expected to begin in the first half of 2027. Avelo indicated that it expects to utilize enhanced takeoff performance capabilities on the E195-E2 to support operations at certain constrained airports and to expand its network.
In September 2025, LATAM Airlines Group S.A. announced an order for up to 74 E195-E2 aircraft, consisting of 24 firm aircraft and 50 purchase options. Deliveries of the firm aircraft are expected to begin in the second half of 2026 (initially for LATAM Airlines Brazil, and potentially later for other affiliates).
In October, 2025, TrueNoord, the specialist regional aircraft leasing company, signed a firm order agreement with Embraer to acquire 20 new E195-E2 aircraft. The agreement also includes purchase rights for up to 20 additional E195-E2 and up to 10 new E175s.
In November 2025, we executed an agreement with Azul to renegotiate the agreements relating to Azul’s previously disclosed firm orders for E195-E2 aircraft, originally entered into between 2014 and 2018. Pursuant to that agreement, the parties amended the firm orders from an aggregate of 51 aircraft to 25 aircraft. The renegotiation occurred in connection with Azul’s restructuring discussions, and the agreement was approved by the U.S. Bankruptcy Court for the Southern District of New York in December 2025.
In November 2025, Helvetic Airways placed a firm order for 3 E195-E2 aircraft and obtained purchase rights for up to 5 additional E195-E2 aircraft. If fully exercised, the order would increase Helvetic’s E195-E2 fleet from 12 to up to 20 aircraft over time.
As of December 31, 2025, our E-Jets E2 jet family had 468 orders in backlog, and 199 aircraft had already been delivered to customers worldwide. The main operators of these jets include airlines in various regions, such as Azul (Latin America), Latam (Latin America), Widerøe (Europe), Helvetic (Europe), KLM (Europe), Binter (Europe), Scoot (Asia Pacific), ANA (Asia Pacific), Air Peace (Africa), Royal Jordanian (Middle East), Porter (North America) and Avelo (North America).
Customers
We have a diverse, global customer base, and our major operators for commercial aircraft include some of the largest regional, low-cost and mainline airlines in the world. As of December 31, 2025, our largest E-Jet customers by number of aircraft in service were SkyWest, Republic, American Airlines, KLM, Mesa, Azul, Horizon Air, Porter, Tianjn, and LOT Polish. In addition, as of December 31, 2025, 93.7% of our firm orders in backlog for the current EMBRAER 175s are from the airlines Republic Airlines, SkyWest and American Airlines. Moreover, as of December 31, 2025, our E-Jets E2 family mainly comprises orders from the companies Azul Linhas Aéreas Brasileiras S.A., or Azul, Avelo Airlines, or Avelo, Scandinavian Airlines, or SAS, Porter Airlines, or Porter, Latam Airlines Group S.A., or Latam, TrueNoord, Mexicana de Aviación, or Mexicana, ANA Holdings Inc., or ANA, Azorra Aviation Holdings, LLC, or Azorra, and AerCap Holdings N.V., or AerCap, which represented 77.1% of our E-Jets E2 family orders.
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
Competition
We generally face competition from major manufacturers in the international aircraft market. Each category of our products faces competition of a different nature and generally from different companies. Some of our competitors have greater financial, marketing, and other resources than we do. We currently face the strongest competition from the following aircraft:
✈A220, former CSeries, 110 to 150-seat jets acquired by Airbus from Bombardier, which entered into service in 2016;
✈C909, a 90-seat regional jet produced by the Commercial Aircraft Corporation of China, or COMAC;
✈SSJ100, a 103-seat regional jet produced by JSC Yakovlev Corporation, a branch of United Aircraft Corporation;
✈SpaceJet (former MRJ), a 76 to 88-seat jet which was under development by Mitsubishi Aircraft Corporation, but had its development suspended in 2020 and officially cancelled in 2023;
✈CRJ-700, CRJ-900 and CRJ-1000, 70-seat, 86-seat and 98-seat regional jets, respectively, formerly produced by Bombardier, acquired by Mitsubishi Heavy Industries (MHI);
✈Dash 8-400 (former Q-400) a 72-seat turboprop program from Bombardier acquired by Havilland Canada which belongs to Viking Air; and
✈ATR-72, a 68-seat turboprop produced by ATR Aircraft.
We are the leading manufacturer in the market for jets up to 150 seats in the world, with a 30% market share in terms of accumulated deliveries since 2004, according to Cirium Fleet Analyzer data as of December 31, 2025.
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
We market our executive jets to various types of customers, including fractional ownership companies, corporate flight departments, charter and air-taxi companies, high-net-worth individuals, independent commercial airline, and military flight academies. Our Executive Aviation segment accounted for 29.1%, 27.6% and 26.7% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, our firm orders in backlog for our executive jets totaled US$7.6 billion, as compared to US$7.4 billion on December 31, 2024.
In May 2005, we launched the Phenom 100 and Phenom 300, which are executive jets in the entry-level and light jet categories, respectively. The Phenom 100 jet, which carries up to eight people, received ANAC and FAA certification in December 2008, the same month of its entry into service. The Phenom 300 carries up to eleven people and has a larger fuselage, wingspan, and longer range than the Phenom 100. It received ANAC and FAA certification and entered service one year after the Phenom 100. Since the inception of the Phenom 100 through the end of 2025, we delivered 430 Phenom 100 aircraft and 906 Phenom 300 jets. Focused on constant improvement, we launched the Phenom 100EV and the Phenom 300E in 2016 and 2017, respectively.
In 2020, we introduced the new Phenom 300E, featuring enhancements in performance, comfort, and onboard technology. The new Phenom 300E is currently the only in-production single-pilot jet to reach Mach 0.80, offering a quieter cabin and upgrades to its avionics suite. These features include predictive windshear and a Runway Overrun Awareness and Alerting System (ROAAS), which are our exclusive intellectual property and the first technology of its kind to be developed and certified in business aviation. The model was granted certification by ANAC, EASA, and the FAA.
In August 2020, we announced the Phenom 300MED, a unique medical evacuation, or MEDEVAC, transportation solution suitable to the Phenom 300 model series, which is also available for retrofit.
In October 2023, we launched the Phenom 100EX, the newest generation of the Phenom 100 series, with improvements focused on experience for both users and pilots. The Phenom 100EX combines enhanced comfort, operational versatility, and single-pilot-friendly technology. The aircraft features a complete airstair, large entrance door, and an accessible baggage compartment. It offers the tallest and widest cross section in its class combined with extra-large windows. The cockpit is wider with further pilot legroom provided by extended seat tracking, an open-concept cockpit for easier communication with the cabin, and enhanced safety as the first in its class to offer a ROAAS. Additional avionics improvements, as part of the Prodigy Touch, based on the Garmin 3000, include FlightStream 510, stabilized approach, predictive windshear, automatic 3D volumetric scanning with lightning, hail prediction and more.
In 2024, we introduced a new autothrottle for the Phenom 300E, enhancing its already single‑pilot‑friendly cockpit. Offered as an option and supported for in‑service aircraft via service bulletin (SB), the system increases automation and ease of operation, improving both pilot workload and passenger comfort — a testament to our mindset of continued improvement and customer-centric philosophy.
In April 2008, we formally launched two new programs in the medium cabin category, the midlight jet Legacy 450, with a 2,575 nautical mile range and a capacity for up to nine passengers, and the midsize jet Legacy 500, with a 3,125 nautical mile range and a capacity for up to 12 passengers. The Legacy 500 was certified by ANAC and the FAA in 2014, the same year that it entered service. The Legacy 450 was certified by ANAC and the FAA in August 2015 and by the EASA in September 2015. In November of the same year, we announced an increase of the Legacy 450’s range to 2,900 nautical miles, and it entered service in December. In November 2017, we introduced the 5,800-foot cabin altitude for the Legacy 450/500 jets, which further enhanced customer experience. These two aircraft programs have helped strengthen our position in the market and establish our portfolio as one of the broadest in the executive aviation industry. Both the Legacy 450 and 500 had their final deliveries to customers in 2020 and were rebranded as Praetors.
In October 2018, we launched the new Praetor 500 and Praetor 600, the most disruptive and technologically advanced midsize and super-midsize jets, respectively, introducing unprecedented range into their categories. The Praetor

600 is the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 is the fastest midsize aircraft, capable of reaching Europe from the west coast of the US with a single stop. The Praetor 500 succeeds the Legacy 450 and positions it in the midsize class, as the Praetor 600 succeeds the Legacy 500 and positions it in the super-midsize class. The Praetor 600 was certified and entered service in April 2019 and in June 2019, respectively, while Praetor 500 was certified and entered service in August 2019 and in December 2019, respectively.
In 2020, we announced a series of breakthrough cabin enhancements for the Praetor 500 and Praetor 600. In addition to the lowest cabin internal atmospheric pressure in the class (equivalent to an altitude of 5,800 feet) and 100% fresh air capability, HEPA filter is a standard feature on all Praetor aircraft as well as an electric lavatory pocket door that enables the emergency exit to be moved away from the main cabin. In 2020, we announced the completion of the first European conversion of a Legacy 450 to a Praetor 500. As of December 31, 2025, we delivered 187 Praetor 500 units, including 14 Legacy 450 and 44 conversions from Legacy 450 to Praetor 500, and delivered 226 Praetor 600 units, including 79 Legacy 500.
As of December 31, 2025, we had delivered over 2070 executive jets to more than 1200 customers across 70 countries, with a backlog exceeding 470 aircraft.
Competition
Phenom 100EX and Phenom 300E competitors in the entry-level and light jet categories include Textron, Honda and Pilatus. In the midsize class, the Praetor 500 competes with aircraft produced by Textron, while, in the super-midsize class, the Praetor 600 competes with Textron, Gulfstream and Bombardier aircraft.
Continuing Internationalization
In October 2014, we announced an expansion to our Legacy 500 and Legacy 450 assembly complex in Melbourne, Florida, which more than doubled the size of our campus at the Melbourne International Airport. Since then, we have continued to expand our complex footprint, with delivery centers, assembly hangars, and paint and flight preparation facilities. As of December 31, 2025, our Melbourne campus had a constructed area of approximately 543,485 square feet.
Defense & Security Segment

We design, develop, manufacture and support a wide range of integrated solutions for the defense and security market. Our products include military transport and aerial refueling aircraft, basic and advanced training, aerial surveillance platforms, government transport aircraft and command, control, communications, computer, intelligence, surveillance and reconnaissance systems, border surveillance and security, and cybersecurity. We offer a complete portfolio of customer services, ranging from maintenance and material solutions to complete contractor logistical support programs. Using our commercial platforms and executive Jets, we also offer a comprehensive range of aircraft dedicated to the transportation of VIPs, medical evacuation and general transportation missions for the defense and security market.
We also consider ourselves the leading supplier of defense aircraft to the Brazilian Air Force, measured by the total number of aircraft in their fleet.
As of December 31, 2025, we had sold more than 1,400 defense aircraft, including government transport models, to over 60 armed forces and operators worldwide. The Defense & Security segment contributed to 13.0%, 11.3% and 9.8% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, our firm orders backlog for this segment stood at US$ 4.6 billion, compared to US$4.2 billion at the end of 2024.
Products
Military Transport – KC-390 Millennium
The KC-390 Millennium is a state-of-the-art, multi-mission military transport aircraft, developed to set higher standards in its category. The KC-390 Millennium is efficient for cargo and troop transport, aerial resupply and humanitarian missions, among other uses, as well as for uses in adverse situations, medical evacuations, firefighting and aerial refueling. Taking advantage of modern engineering solutions in its design, this aircraft is an innovation in military transport aviation, and features speed, operational flexibility, robustness, comfort, ease of maintenance and advanced technology.

As of December 31, 2025, the 13 aircraft in the KC-390 Millennium fleet had accumulated more than 20 thousand flight hours, with a mission capability rate of 90% and mission completion rate above 98%. Moreover, the KC-390 Millennium is now the tactical transport solution of choice of eleven countries: Brazil, Portugal, Hungary, the Republic of Korea, the Netherlands, Austria, the Czech Republic, Sweden, Lithuania, Slovakia and Uzbekistan, as follows:
✈Brazil—Between 2019 and 2025, we delivered eight KC-390 Millennium multi-mission transport aircraft to the Brazilian Air Force. During the COVID-19 pandemic, the Brazilian Air Force intensively operated the KC-390 to support logistics and airlift operations, carrying essential supplies to combat the pandemic in Brazil. The Brazilian Air Force received its eighth aircraft in October 2025.
✈Portugal—In 2019, the Portuguese government was the first to sign an export contract of KC-390 Millennium aircraft, including the acquisition of five aircraft and one flight simulator, together with a 12-year contract of services to support the fleet, which will be used for military transport. In 2023, the Portuguese Air Force received its first aircraft, which is the first KC-390 with NATO configuration. The second aircraft for Portugal was delivered in June 2024. This aircraft has presented reliability and availability levels similar to those observed in the Brazilian fleet, with very high productivity. In September 2025, Embraer and the Portuguese government signed an amendment to the existing KC-390 contract providing for the acquisition by Portugal of a sixth KC-390 Millennium aircraft. The amendment also included 10 purchase options, intended to facilitate potential acquisitions by future partner nations.
✈Hungary—In November 2020, we entered into an export agreement with the Hungarian government for the acquisition of two KC-390 Millennium, which included the capability to perform in-flight refueling missions. The Hungarian fleet is also the first to be equipped with an intensive care unit (ICU). The first aircraft was delivered to the Hungarian Air Force in September 2024, and the second one in November 2025.
✈South Korea—In December 2023, the C-390 Millennium was selected through a public procurement process for the South Korean Large Transport Aircraft II program, which is intended to provide new military aircraft to the Republic of Korea Air Force. South Korea is the first customer of the C-390 Millennium in Asia.
✈Netherlands—In June 2022, the Ministry of Defense of the Netherlands announced the decision to acquire five KC-390 Millennium aircraft to substitute its fleet of C-130H Hercules. In 2024, the Dutch and Austrian governments placed a joint firm order for KC-390 Millennium – five aircraft will be delivered to the Royal Netherlands Air Force.
In June 2025, Embraer and the Netherlands signed a landmark contract to deliver a cutting-edge aeromedical evacuation system for the Royal Netherlands Air Force’s KC-390 Millennium fleet. This system will expand the operational capabilities of the platform by enabling a modular airborne medical facility capable of delivering life-saving care both in the air and on the ground.
✈Austria—In September 2023, the Austrian government decided to select the KC-390 Millennium as its new multi-mission platform. In July 2024, as part of the “Replacement of Tactical Airlift Capacity” project, the Austrian and Dutch government made a joint purchase of four KC-390 Millennium aircraft which will be delivered to the Austrian Air Force.
✈Czech Republic—In October 2023, the Czech Republic also selected the KC-390 Millennium as its new multi-mission platform. In October 2024, the Czech government formally placed an order for two KC-390 Millennium aircraft, which are designed to perform a wide range of missions, such as tactical transport of troops, vehicles, and equipment, medical evacuation, firefighting, disaster management, humanitarian support, and air-to-air refueling.
✈Sweden— In November 2024, the Swedish Ministry of Defense announced the selection of the Embraer KC-390 Millennium as Sweden’s new tactical transport aircraft. This strategic decision from one more NATO member country marked the first acquisition of the KC-390 Millennium by a Northern European country, underscoring Sweden’s commitment to enhancing its defense capabilities with a state-of-the-art aircraft. In October 2025, Sweden executed a contract to acquire four C-390 Millennium multi-mission aircraft, as part of a collaborative European procurement framework together with the Netherlands and Austria. The contract also included nine purchase options, intended to facilitate potential future acquisitions by other European nations.
✈Slovakia— In December 2024, the Slovak Minister of Defense acknowledged that the Embraer KC-390 Millennium is the option that better fits Slovakia’s future military transport requirements.

✈Uzbekistan—In December 2024, we signed a contract for the sale of two C-390 Millennium multi-mission aircraft. The contract also includes a comprehensive training and support package as well as the supply of spare parts. The aircraft will be specially configured to meet customers’ requirements, which include tactical transport of troops and vehicles, humanitarian aid, disaster management and medical evacuation.
✈Lithuania—In June 2025, Lithuania’s Ministry of National Defense announced the selection of the C-390 Millennium as Lithuania’s next-generation military transport aircraft.

In February 2024, our Defense & Security segment announced that we had signed a memorandum of understanding (MoU) with Mahindra Defense Systems, a subsidiary of Mahindra, with the objective of jointly fulfilling the acquisition of the KC-390 Millennium multi-mission aircraft by the Indian Air Force in its upcoming Medium Transport Aircraft (MTA) procurement project. The MoU was signed at the Embassy of Brazil in New Delhi. Embraer and Mahindra have since engaged with the Indian government and Air Force to identify the next steps of the MTA program, as well as contact the local aerospace industry in India to start developing the industrialization plan for the project. In October 2025, Mahindra and Embraer further strengthened this agreement, expanding the scope of cooperation to include joint marketing, industrialization and developing India as a hub for the KC-390 Millennium in southern Asia.
In December 2024, we signed an agreement with the Brazilian Air Force to deepen collaborative studies aimed at expanding the capabilities of the KC-390 Millennium platform for Intelligence, Surveillance and Reconnaissance (ISR) missions, with a focus on Maritime Patrol. Based on its versatility, ruggedness, state-of-the-art communications, and self-protection systems, we believe that this aircraft is well positioned to meet the operational requirements not only of the Brazilian Air Force, but also of customers worldwide.
In April 2025, Embraer and Denel, a leading South African aerospace and defense company, signed a memorandum of understanding during the LAAD Defense and Security exhibition in Brazil. This memorandum outlines the framework for a potential future collaboration on the KC-390 Millennium aircraft, with focus on aerostructures manufacturing, maintenance, repair, and overhaul activities.
In November 2025, Embraer Defense & Security and UAE-based companies AMMROC and GAAL signed memoranda of understanding to explore joint opportunities in the development and support of the aerospace & defense sectors, with a particular focus on maintenance, repair and overhaul (MRO) and training services for the KC-390 Millennium multi-mission military transport aircraft. The memoranda also provide a framework for additional collaborative activities across the defense and associated support sectors.

In November 2025, Embraer and Saab, in cooperation with the Brazilian Air Force (FAB), have successfully completed the certification flight test campaign for in-flight refueling of the Gripen E fighter jet, using the KC-390 Millennium multi-mission aircraft as a tanker.
Close Air Support and Advanced Training – A-29 Super Tucano
The A-29 Super Tucano is a turboprop designed for close air support and counterinsurgency, surveillance and reconnaissance (ISR) and advanced training missions. The platform integrates sensors, datalink, cockpit protection and multiple payload configurations.
The A-29 Super Tucano is the best-selling aircraft in its class, based on our internal analysis, and we believe its success is due to its rugged and reliable platform, with a high-precision-class payloads delivery system. The A-29 Super Tucano is also a full-fledged tactical trainer due to its handling features, low operating costs, and state-of-the-art avionics systems.
Since its entry into service in 2004, more than 300 units have been sold to over 20 different countries. The fleet has logged more than 600 thousand flight hours. Orders for the A-29 Super Tucano in 2025 comprised a total of 10 aircraft, in contracts with Uruguay (five), Panama (four), and Sierra Nevada Corporation (one). Below is a list of orders for the A-29 Super Tucano:

Paraguay - In August 2024, we announced the execution of a contract with the Paraguayan Air Force for the sale of six A‑29 Super Tucano aircraft. The agreement includes mission equipment and an integrated logistics services package. The Paraguayan Air Force acquired the aircraft as part of its broader effort to modernize aerial and detection capabilities, and to enhance its capacity to address emerging threats. The first four aircraft were delivered in the second quarter of 2025.

Uruguay - In December 2024, we announced the execution of a contract with the Uruguayan Air Force for the sale of A-29 aircraft, including five purchase options, which were converted into firm orders in January 2025.

Undisclosed Country - In December 2024, we announced a firm order for six A‑29 Super Tucano light attack and advanced training aircraft placed by an undisclosed customer. The order was included in our release of backlog and deliveries in the fourth quarter of 2024.

Undisclosed Country in Africa - Also in December 2024, we signed a separate contract for the sale of four A‑29 Super Tucano aircraft to an undisclosed customer in Africa, which will become the sixth operator of the aircraft in the continent.

Panama - In April 2024, we announced that Panama’s National Air and Naval Service (Servício Nacional Aeronaval), or SENAN, together with Panama’s Ministry of Public Security, selected the A-29 Super Tucanos as its new platform for surveillance, reconnaissance and protection missions. In September 2025, this selection was consolidated through the execution of a contract for the acquisition of four A-29 Super Tucano.

U.S. Foreign Military Sales Programs - We have acted as a subcontractor for the U.S. government and through the Sierra Nevada Corporation, a U.S. government contractor, have delivered 47 A-29 Super Tucanos to different countries as of December 31, 2025. In September 2025, we entered into an agreement with Sierra Nevada Corporation for the sale of one A-29 Super Tucano aircraft to support a foreign-partner program in advance of a pending U.S. Foreign Military Sales case.

Another notable milestone in the A-29 Program, in November 2025, was the announcement of a project to expand the A-29 platform’s capabilities to address counter-unmanned aerial systems (C-UAS) missions.
Fighter Jet – F-39 Gripen Program
In July 2014, we entered into an agreement with Saab AB, or Saab, to collaborate in a joint management program for the F-X2 Project, currently called F-39 Gripen Program, pursuant to the selection of the Gripen NG as Brazil’s next generation fighter jet. Under this agreement, we have performed a material role in the overall program, and we have also taken an extensive share of work in systems development, integration, flight testing, final assembly and aircraft deliveries of the state-of-the-art Gripen NG aircraft for the Brazilian Air Force. The program represents a significant enhancement of Embraer’s capabilities in advanced systems engineering, industrial integration and military aircraft manufacturing.
In 2023, we and Saab inaugurated the production line of the Gripen E fighter in Brazil, at our facility in Gavião Peixoto, Brazil. Of the 36 Gripen E aircraft ordered by the Brazilian Air Force, 15 will be assembled on this production line. As of December 31, 2025, Embraer continued to advance in the production of the first Gripen E aircraft assembled in Brazil, and reached the milestone of five aircraft being produced simultaneously, reflecting progress in industrial execution. Activities under the Gripen program also included the completion of the contractually defined development scope, including remaining flight test activities, in accordance with applicable contractual and technical requirements.
Military Modernization Programs
Embraer provides military aircraft modernization services focused on extending platform service life, incorporating new technologies and enhancing operational capabilities. These programs typically include avionics upgrades, systems integration, certification activities and delivery of associated training and mission support systems.
Our program with the Brazilian Air Force relates to the modernization of five E-99M Airborne Early Warning and Control, or AEW&C, aircraft. The agreement also includes six mission planning and analysis stations, which will be employed for training and crew development. In 2020, the first two units were delivered, and continued through 2022. In 2023, the program obtained the full operational capability, or FOC, certification, followed by reconfiguration of previously delivered aircraft to the FOC standard. The program was demobilized and the contract concluded in 2025.
Our modernization program with the Brazilian Navy is for the upgrade of A-4 Skyhawk fighter jets (AF-1, per the Brazilian Navy’s designation), with the purpose of incorporating new technology, including new avionics, radar, power generation, and independent oxygen-generating systems. By 2022, all seven modernized AF-1 (AF-1B) fighter jets had been delivered to the Brazilian Navy, as well as the fixed-base simulator AATD (Advanced Aircraft Training Device). In 2023, the aircraft received the FOC certification. Reconfiguration activities were completed in 2025, followed by program demobilization and contract conclusion.
In addition to our ongoing programs, we also concluded the A-1M modernization program with the Brazilian Air Force. This program focused on modernizing the AM-X aircraft, an aircraft developed by Embraer together with Aermacchi (Italy), and sold to the Brazilian Air Force approximately 20 years ago. The platform naturally became technologically outdated over time. Between 2013 and 2021, we delivered 11 modernized aircraft, and the program was completed with the Verification Plan by the Brazilian Air Force in 2021. The demobilization of the production line began thereafter, and was concluded in 2024.

In 2025, we concluded all active modernization programs – all aircraft deliveries were finalized.

Radars and Land Systems Programs
Our portfolio of capabilities in the land domain includes the development, integration, project management, sourcing, manufacturing, implementation, deployment and life cycle support of radars and land systems for multiple applications, including: low-altitude air defense, surface surveillance, air traffic control, identification friend or foe (IFF), medium-range air defense, surveillance and early warning, monitoring and protection of borders, and protection of critical infrastructures, among others. Our products include both fixed, modular, and transportable solutions. Our line encompasses a comprehensive range of products: the SENTIR M20 ground surveillance radar, the SABER M60 short-range air defense radar, the SABER M200 VIGILANTE medium-range air defense radar, among other integrated solutions. One of these solutions is the SISFRON, which has the purpose of monitoring Brazil’s land borders. Embraer leads the system architecture design, development and implementation of the SISFRON program.

In 2025, Embraer made significant progress in its radar and landing systems programs. During the period, a contract was signed with the Brazilian Army aimed at expanding the capabilities of the M200 Multimission radar, including the development and validation of the counter-battery mode, reinforcing technological advancement and national autonomy in artillery target acquisition systems.
Within the scope of the SISFRON Project – Phase 2, contractual execution surpassed 70% in 2025, driven by consistent progress in deliveries. Throughout the year, 77 mobile tactical communications units were delivered, strengthening the command, control, and communications infrastructure required for border protection operations. Complementing this architecture, four mobile command & control centers (cc2) were delivered, enhancing decision-making support capabilities in remote environments, and consolidating the operational evolution of the system along the western border of the country. These results reaffirm Embraer’s commitment to the development of strategic technologies, and to strengthening the operational capability of the Brazilian Armed Forces, by supporting the protection of Brazil’s borders and upholding Brazil’s sovereignty.
Principal Defense & Security Subsidiaries and Joint Ventures
Atech
Since 2013, Atech has worked on many strategic projects for the Brazilian government, including the LABGENE program and Brazilian air defense systems. Atech is also responsible for the development, implementation, and modernization of Brazil’s air traffic control centers. Atech’s business capabilities also include the design and development of complex systems, solutions for critical missions, and technologies to support decision-making. Atech also acts as a strategic partner in KC-390 sales campaigns, supporting Embraer in countries where the aircraft has been gaining market share, by expanding opportunities for industrial cooperation.
The LABGENE (Nuclear Power Generation Laboratory) program continues to advance. In 2023, Atech delivered the External Nuclear Detection System (Sistema de Detecção Nuclear Externa) and the Internal Nuclear Detection System (Sistema de Detecção Nuclear Interna) to the Brazilian government. Atech continues to play a key role in advancing the LABGENE program in 2025, delivering critical monitoring, control, and protection systems while supporting operator training and commissioning. The company is also contributing to requirements harmonization for small modular reactors, strengthening its position in Brazil’s nuclear sector.
In 2024, Atech signed five new contracts for the development, modernization and implementation of air traffic control systems in Brazil, in partnership with the Department of Airspace Control of the Brazilian Air Force. The same year, Atech and Eve Air Mobility signed a contract for Phase 3 of the Urban Air Traffic Management system (UATM), part of the strategic partnership between the companies.
In 2025, Atech maintained its strategic position in complex systems engineering and solutions for critical missions, expanding its international presence. The company strengthened its role in highly relevant sectors — defense, security, cybertechnology, air traffic management, and nuclear power generation — aligned with its growth and revenue diversification strategy. In the international market, Atech consolidated its presence by signing a contract with the South African state-owned company ATNS for the modernization of the country’s air traffic flow management system. In Brazil, the company strengthened its position by signing four additional contracts with DECEA (Department of Airspace Control), expanding its portfolio in air traffic control systems, and ensuring growth in projects of high relevance to the sector.Atech also advanced in strategic programs with the Brazilian Navy (LABGENE and Tamandaré-Class frigates) and with the

Brazilian Air Force (DACOM and SOpM), securing contractual deliveries, amendments, and new contracts that strengthen our position in long-term, high-complexity projects.
Visiona
In 2012, Embraer and Telecomunicações Brasileiras S.A. (Telebras) incorporated Visiona, with Embraer holding a 51.0% stake and Telebras a 49% stake. Visiona became the prime contractor for the Brazilian Strategic and Defense Communications Geostationary Satellite (Satélite Geoestacionário de Defesa e Comunicações Estratégicas), being responsible for the system integration.
In 2023, the VCUB-1 nano satellite was launched into space aboard SpaceX’s Transporter 7 mission. In 2024, all planned objectives were successfully achieved and the mission was declared a success with the publication of the first-ever images captured by a private Brazilian satellite. Additionally, as part of the VCUB-1 mission, Visiona completed the development and validation of onboard data management, communications, and orbit and attitude control systems for satellites, reaching full mastery of onboard satellite software.
Also in 2023, Visiona won a government grant in the amount of R$220.0 million to develop a new very high-resolution observation satellite (SATVHR). In 2024, the company concluded all subsystems preliminary design reviews and surpassed the 50% conclusion milestone for the project.
In 2025, important milestones of the SatVHR project were completed, including the preparation of models for radiofrequency and thermo-structural tests, as well as the execution of Critical Design Reviews (CDR) for several subsystems.

In February, 2025, the VCUB nanosatellite re-entered the atmosphere, marking the end of this successful mission.

At the end of 2025, Visiona celebrated ten years of operations in the remote sensing services market. Over this period, more than 300 projects were executed, serving over 120 clients in sectors such as government, energy, gas, environment, mining, and logistics. In 2025, 27 new contracts were signed in this area, including seven new clients. The partnership with Google deepened, accelerating the joint development of new business opportunities, particularly in the government, energy, and agriculture sectors.

Águas Azuis
Águas Azuis is a specific purpose company held by Embraer, Atech, and Thyssenkrupp Marine Systems founded and contracted in 2020 to build four Tamandaré-class frigates for the Brazilian Navy.
The “Tamandaré” Frigate (F200), the first of its class, was launched in August 2024 and underwent sea acceptance trials in 2025. The second frigate, “Jerônimo de Albuquerque” (F201), was launched in August 2025.
Construction of the third vessel, the “Cunha Moreira” Frigate (F202), began in June 2025 with the keel-laying ceremony.
Competition
Our military aircraft face competition from various manufacturers in different countries, in all segments. The A-29 Super Tucano competes in the close air support market with the Textron AT-6 (United States of America), L3 Harris’ SkyWarden (United States of America), KAI KA-1 (South Korea), TAI Hürkuş (Turkey) and Aero Vodochody L-39NG (Czech Republic), among others. In the training market, the A-29 Super Tucano competes with the Pilatus PC-21 (Switzerland) and Textron T-6A/B (United States of America), among others.
In the military transportation segment, the KC-390 Millennium operates in the medium airlift segment in the 20-ton category. Its main competitor is the Lockheed Martin C-130J (United States of America). Due to the multi-mission design of the KC-390 Millennium, including medical evacuation, search & rescue, firefighting, air-to-air refueling, transport of troops and aerial resupply, we expect competition from other aircraft that can execute some similar missions. These competitors include the Airbus A400M (Europe), Airbus C-295 (Europe), Kawasaki C-2 (Japan), Leonardo C-27J (Italy), and Ilyushin IL-76 (Russia).
In our special mission subsegment, which includes the aircraft used by government officials and authorities, our executive jets face competition from the main manufacturers of business jets, such as Textron and Gulfstream (United States of America), Bombardier (Canada), and Dassault (France).

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
As of December 31, 2025, this segment supported approximately 4,391 products and served over 2,000 customers in nearly 100 countries. This operating segment also supports the Commercial Aviation, Executive Aviation and Defense & Security segments through a network of specialized operations in dedicated sites, such as warehouses, MRO facilities, training centers with full flight simulators and more than 200 field support representatives, who work side-by-side with operators to understand their specific needs and ensure product performance.
Through a comprehensive portfolio of services covering all segments, our team of experts offers the following services and products:
✈Field support for on-site or remote assistance for operational and technical challenges, ensuring maximum performance and convenience;
✈Technical support, offering leverage analytics, engineering expertise, and real-time fleet monitoring to meet our operators’ technical needs with precision and cutting-edge efficiency;
✈Flight operations solutions to enhance our customers’ operations through tailored solutions, consulting, supervision, and training resources, optimizing efficiency and safety;
✈Aircraft modification, elevating our fleet’s performance with expert execution and coordination of system upgrades, along with cabin, avionics, and connectivity modifications for a superior onboard experience;
✈Meticulous materials management, ensuring seamless availability of parts for both scheduled and unscheduled maintenance;
✈Optimized maintenance solutions prioritizing efficiency and safety for sustained operational excellence;
✈Training programs to prepare the flight crew, maintenance technicians, and operations personnel to achieve the highest levels of competence; and
✈24/7 technical support at our customer care center, providing assistance to every product platform we have to offer, from the EMB-120 Brasilia to the E-Jets E2 and Praetor 600.
Our global network of over 15 owned MROs and more than 80 authorized service centers are designed to support our customers with effective, reliable, and efficient customized solutions. Our MROs are located in the United States of America (Mesa, Arizona; Fort Lauderdale, Florida; Melbourne, Florida; Nashville, Tennessee; Macon, Tennessee, Fort Worth, Texas, Dallas Love Field, Texas, Cleveland, Ohio and Sanford, Florida), Brazil (Sorocaba, Gavião Peixoto, and São José dos Campos, São Paulo), France (Le Bourget), and Portugal (Alverca).
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
Our Services & Support segment accounted for 25.4%, 25.6% and 26.9% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, our firm orders in backlog for our Services & Support segment amounted to US$4.9 billion, compared to US$4.6 billion as of December 31, 2024.
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
In 2024, we announced the expansion and investment of our MRO services network in the United States to support the growing fleet of E-Jets E2 aircraft with the opening of a new Embraer-owned service center at the Perot Field Alliance Airport, in Fort Worth, Texas.
In 2025, in partnership with the City of Fort Worth, Denton County and the State of Texas, we began operations in an existing hangar in the second quarter of the year, while building a second hangar that should be concluded by 2027. With the new facilities, Embraer’s capacity to serve the E-Jets customers will increase by 53% in the United States, and investments are expected to reach up to US$70 million, creating approximately 250 new aviation jobs in Texas. The new Fort Worth service center will be added to the global network of Embraer which includes 80 authorized centers and 14 owned service centers around the world.

Services & Support related to the Commercial Aviation Industry
Our teams of highly skilled technicians work directly with Commercial Aviation operators to design a maintenance package that addresses the needs of the business unit, such as:
✈Flight-Hour Pool Program, which allows airlines to minimize upfront investment in high-value repairable inventories and resources using Embraer’s expertise and vast component repair service provider network. The program results in significant savings on repair and inventory carrying costs, reduction in warehousing space, and virtual elimination of repair management resources;
✈Embraer Collaborative Inventory Planning (ECIP), which is a tailored expendable spare parts inventory management program designed to assist customers reduce operational costs by optimizing inventory levels;
✈Embraer Parts Exchange Program, which offers operators a highly comprehensive list of rotable parts available for ad-hoc exchanges which includes the exchange and repair costs; and
✈Customer Stock Optimization, which comprises strategic management and allocation of inventory to meet customer demand while minimizing excess stock and associated costs.
We constantly monitor customer satisfaction levels and keep open communication channels with them to understand customer needs and define the most appropriate actions for the continuous improvement of our support. To do so, we use the following tools and forums:
✈annual customer support satisfaction survey to identify our competitive position;
✈specific action plans and commitments with each customer, known as Customer Integrated Action Plans;
✈teamwork and systematic identification and integrated action plans to solve problems affecting us, our suppliers and customers;
✈periodic dedicated meetings at the customer’s headquarters;
✈Embraer Operators’ Conferences, which are held once a year and in different regions of the world, with the presence of all operators of E-Jets and E2s, as well as suppliers and partners;
✈Maintenance Cost Workshop, a yearly event held to share best maintenance practices and discuss cost reduction initiatives among operators and the Embraer team;
✈eTalks, which is a series of monthly lives created to keep customers informed and updated about different subjects related to Embraer Services & Support;
✈interactive forums for discussions in the web portal FlyEmbraer, fostering the exchange of experiences among operators and Embraer;

✈participation in international fairs related to maintenance, technology, customer relationship management and others; and
✈an internal program, Embraer Excellence in Customer Experience, which aims to address changes in the Services & Support segment of the commercial aviation division, in order to elevate the performance of our Commercial Aviation segment, covering current and future market needs, with the purpose of obtaining the highest levels of customer satisfaction based on their experience in the commercial aviation industry.
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
In 2025, our Services & Support for commercial aviation business consolidated significant strategic and operational advancements. A key highlight was the signing of a contract with a customer in the Europe, Middle East and Africa region for the Embraer Collaborative Inventory Planning (ECIP) program, ensuring support for a fleet of 68 aircraft and strengthening customers’ logistical efficiency and operational availability.
In 2025 we also signed three new contracts under the Special Parts Program, and renewed one preexisting contract. Additionally, we also extended a total support package contract for an E2-family operator from 2032 to 2035. The segment also recorded the execution of seven remarketing contracts.
Expansion of training capacity was another highlight of 2025, with the installation of a new full‑flight simulator by Embraer CAE Training Services (ECTS) in Madrid, Spain, increasing the offerings for E2-family customers in Europe.

In the MRO area, the opening of new facilities in Dallas–Fort Worth strengthened support for the commercial jet fleet in the United States and international markets. In Europe, LOT Aircraft Maintenance Services (LOTAMS) became the first Embraer Authorized Service Center for E2 aircraft.
In the retrofit business, the new design for the overhead bins of E‑Jets E1 was launched, with a confirmed launch customer set to modernize more than 260 aircraft. The Pool Program also made significant progress, with the signing of contracts with various airlines and government operators, adding approximately 75 aircraft to the portfolio.
Among the main contracts, highlights include the renewal of Republic Airways’ heavy maintenance agreement through 2030, and Air Dolomiti’s enrollment in the Pool Program, covering 26 aircraft. Embraer also signed new maintenance agreements with CommuteAir, delivered the first E‑Freighter to Bridges Air Cargo Ltd., and expanded its AHEAD Premium customer base. The year concluded with the groundbreaking ceremony for a new MRO facility for commercial jets in Fort Worth, reinforcing the Company’s investments in global infrastructure.
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
In 2025, Embraer Services & Support strengthened its global network with the addition of Fly Across MRO as a new authorized service center in Mexico and the entry of Aerocardal in Chile, offering base maintenance for the Phenom, Praetor, and Legacy jet series. This expansion increased service capacity across Latin America.
The Executive Care program maintained its strategic relevance, with the signing of 37 contracts in 2025, including renewals, new agreements for newly delivered aircraft, late enrollments, and scope expansions. These results reinforce cash‑flow predictability and strengthen customer loyalty.
We also continued to diversify our portfolio with the launch of Gogo Galileo HDX connectivity for the Phenom 300 in the aftermarket, as well as the expansion of Starlink connectivity options for the Praetor and Legacy models. Additionally, innovations were introduced in the aftermarket portfolio, such as the first installation of LED Taxi landing lights on the Phenom 300.
These initiatives reinforce Embraer’s commitment to operational excellence, innovation, and global support for executive aviation customers.
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
In 2022, Embraer Services & Support for the defense market also achieved important milestones, as the second phase of the SISFRON program, which started in the first quarter of the year.
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
In 2025, Embraer intensified its activities in the Defense & Security segment, focusing on support, maintenance, training, and technological integration. Notable highlights include the return to service of Indian Air Force aircraft after heavy inspections performed in India, as well as the signing of an Integrated Logistics Support contract for the Praetor 600 with Burkina Faso.
We also completed the KC-390 Millennium training package with the Royal Netherlands Air Force and carried out technical assessments for new Super Tucano customers, preparing these aircraft for entry into service. Additionally, a contract was signed with the Dominican Republic to support its Super Tucano fleet, including maintenance, parts supply, and technical assistance, contributing to the resumption of critical missions.
The Super Tucano Operators Conference and the integration of ILIAS software suite into the service offerings for the C-390 Millennium and the A-29 Super Tucano in 2025 further reinforce Embraer’s position as a provider of comprehensive and technologically advanced solutions for the defense sector.
OGMA
OGMA, an Embraer subsidiary located in Alverca, Portugal, combines the accumulated know-how as an aircraft manufacturer and maintenance service provider. It offers worldwide MRO services, for defense, commercial and executive aviation as well for aircraft engines and components. Furthermore, OGMA plays an important role as a major aerostructures supplier of integrated solutions to OEMs and first tier suppliers. OGMA delivers assemblies and sub-assemblies of both metallic and composite materials. As of December 31, 2025, we owned 65% of OGMA’s voting capital, with the remaining 35% held by idD - Portugal Defense S.A.
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
In 2023, after maintenance services, we delivered ERJ-145 aircraft to Loganair, ERJ-135 to the Indian Air Force, EJet170 to the Royal Oman Police and Nordic Aviation Capital, 190E2 aircraft to Placard, C-130 to the Chilean Air Force and the Chadian Air Force, and F-16 and EH helicopter 101 to the Portuguese Air Force. Around 25 Rolls-Royce engines were also delivered after repair and maintenance. Regarding aerostructures, OGMA delivered several manufactured and assembled parts to our main customers.
In the last quarter of 2023, we delivered C-295 aircraft to the Portuguese Air Force and began heavy maintenance training for the GTF engines.
In 2024, OGMA launched the new maintenance line for Pratt & Whitney’s GTF PW1100 family and concluded the induction of the first engine.
In 2025, OGMA advanced in several key strategic projects, including the start of the industrialization phase of the PW1900 engine, which is expected to enter service in November 2026, and the approval of the first PW1100 engines in the test cell. The company also received National Civil Aviation Agency of Portugal (Autoridade Nacional da Aviação Civil) approval for complex repairs on GTF engines, expanding its technical capabilities.
In the civil segment, contracts were signed with various customers, expanding and diversifying the portfolio. Another highlight was the first Time & Material allocation received from Rolls‑Royce for an AE2100D3 and QEC‑J engine, strengthening relationships with new operators. OGMA’s initiatives reinforce its position as a strategic partner of Embraer in delivering high‑complexity maintenance solutions.
Other Segments
Overview
In our Other segments, we supply Liebherr Aerospace with parts to support their aftermarket needs. Additionally, we develop the technical solution for the landing gear and flight control computer for EVE in our parts and equipments division.

We produce the Ipanema aircraft, a crop duster originally developed in the 1970s under specifications from the Brazilian Ministry of Agriculture. Now in its seventh generation, all new Ipanema aircraft are delivered with an engine powered by biofuel (ethanol). This aircraft is produced on demand, and as of December 31, 2025, we had delivered a total of 1728 units, including 50 in 2025.
Our Other segments also include services related to the development and certification of eVTOLs, including the creation of Techcare, a maintenance and services network for eVTOLs and the creation of Vector, an air traffic management system (urban air mobility, or UAM business).
For the years ended December 31, 2025, 2024 and 2023, our Other segments accounted for 1.2%, 1.0% and 1.5% of our revenue, respectively. This segment also includes revenues from our subsidiary, Tempest. For further details, please see note 35 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
Tempest Security Intelligence

Founded in 2000, Tempest Security Intelligence plays a key role in the Brazilian cybersecurity market. Under the leadership of CEO João Paulo Lins, the company successfully transitioned its business model in 2025 toward scalability, automation, and SaaS (Software as a Service). This shift was marked by expressive revenue growth and a robust commercial pipeline, achieving 93% year over year revenue growth compared to the previous year’s revenue. Furthermore, the company was recognized as a "Top Partner" by Trellix, Cloudflare, and KnowBe4.
Throughout 2025, Tempest launched products and solutions that further strengthened its positioning in the cybersecurity market. A key milestone, was the launch of the Resonant brand (Threat Intelligence solution), which solidified the transition to a SaaS model. This market segment saw a substantial increase in its leaked credentials database, and Tempest is now the only company in the Americas to hold a strategic partnership with Google Threat Intelligence worldwide. We continue to invest in the development of proprietary technologies, with a focus on automation and artificial intelligence, aiming to drive efficiency in our pentesting services and deliver more scalable mobile testing capabilities.
As part of its expansion and long-term growth strategy, Tempest began revamping two key areas in 2025: Vulnerability & Risk Management and Technology Services. These efforts have already yielded significant results, growing the pipeline from zero to 250 active opportunities. Finally, Tempest continues to uphold the highest standards of corporate integrity, successfully maintaining its ISO 9001 and ISO 27001 certifications, with the 2025 external audit for ISO 27001 recording zero non-conformities.
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
In 2025, 2024 and 2023, Embraer Netherlands did not sell or deliver any aircraft. Since the remarket aircraft business was established in 2002 through December 31, 2025, we sold 267 aircraft, none of which were available or under sale negotiations at the end of 2025.
We believe the results of Embraer Netherlands will be largely dependent on market conditions, aircraft availability levels and the demand for jets mainly in the 70 to 150-seat category.

Markets
The following table sets forth our revenues by segment and geographic region of end users for the periods indicated:

	Year ended December 31,
	2025	2024	2023
	(in US$ millions)
Commercial Aviation
North America	1,886.7	1,615.6	1,489.4
Latin America (except Brazil)	33.1	95.4	32.2
Asia Pacific	35.9	29.0	—
Brazil	—	0.3	4.2
Europe	414.1	440.8	293.8
Other	—	27.5	27.2
Total	2,369.8	2,208.6	1,846.8
Executive Aviation
North America	1,538.8	1,330.3	1,054.1
Latin America (except Brazil)	30.1	36.7	21.4
Asia Pacific	5.3	35.3	20.1
Brazil	320.5	156.3	85.7
Europe	299.2	204.1	226.9
Other	11.2	—	—
Total	2,205.1	1,762.7	1,408.2
Defense & Security
North America	14.6	0.1	1.0
Latin America (except Brazil)	24.8	81.2	—
Asia Pacific	204.5	60.2	67.1
Brazil	115.5	181.9	141.9
Europe	623.6	384.6	304.9
Other	0.9	12.9	0.5
Total	983.9	720.9	515.4
Services & Support
North America	1,009.3	835.1	737.8
Latin America (except Brazil)	54.0	53.9	44.6
Asia Pacific	158.8	131.7	117.3
Brazil	129.7	127.0	141.4
Europe	481.3	408.0	305.1
Other	92.5	80.8	71.4
Total	1,925.6	1,636.5	1,417.6
Other Segments
North America	1.5	0.1	—
Europe	22.5	—	—
Asia Pacific	4.6	—	—
Brazil	64.5	65.9	80.5
Total	93.1	66.0	80.5

Suppliers and Components; Risk-Sharing Arrangements
We do not manufacture all of the parts and components used in the production of our aircraft. As of December 31, 2025, 73.7% of our consolidated production costs in our Commercial Aviation, Executive Aviation and Defense & Security segments consisted of materials and equipment purchased from our risk-sharing partners and other major suppliers. Risk-sharing arrangements with suppliers of key components allow us to focus on our core business: design, development, manufacture, and sale of aircraft and systems for the Commercial Aviation, Executive Aviation, and Defense & Security segments. Risk-sharing arrangements are those in which suppliers are responsible for the design, development, and manufacture of major components or systems of our aircraft.
In our Commercial Aviation, Executive Aviation and Defense & Security segments, we rely on risk-sharing partners to supply essential components of our aircraft. We select suppliers based on, among other factors, the technical performance and quality of their products, production capacity, prior relationships, and financial competitiveness. We have maintained longstanding relationships with most of our major suppliers since the beginning of Bandeirante aircraft production in 1975.
In addition, we have entered into purchase agreements with our major suppliers, which cover our production. These contracts contain pricing formulas that take into consideration the various factors that affect the business of our suppliers and help us mitigate the effects of price volatility (which in some cases can be significant) of the materials, parts and components that are required for our operating activities. As a standard, we are not required to purchase a minimum amount of materials annually under these supply contracts. Our ongoing supplier relationships depend on cooperation, performance, and the maintenance of competitive pricing.
As the Russia-Ukraine conflict persists, and geopolitical instability continues in other regions, we continue to closely monitor developments to assess any potential restrictions or impacts that may arise, including potential increases in the prices of products sold by our suppliers. In addition, these developments have resulted in an increase in cyber-attacks around the world, further amplifying operational risks across the aviation industry.
As soon as the conflict began, we suspended parts, maintenance and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which we are subject, and we may be required to take similar actions in the future to comply with applicable sanctions, export controls or other trade restrictions affecting certain jurisdictions, such as Iran and Venezuela. Russia remains one of the world’s largest suppliers of titanium, a critical material for aircraft manufacturing. Although we do not currently anticipate constraints in the availability of titanium in our supply chain, considering our current inventory position and the existing alternative sources in other countries, we will continue to actively monitor our supply chain to identify and mitigate any potential constraints.
Moreover, we continue to monitor developments in the Middle East and in other regions where the security environment remains highly unstable. Ongoing tensions and conflicts in these regions, as well as sanctions and other regulatory restrictions affecting certain jurisdictions, may create additional uncertainty for global supply chains and transportation routes. Given that we have suppliers located in some of these regions, any disruptions, shipment delays, regulatory restrictions or cost increases arising from such geopolitical developments could adversely affect our business.
For additional details on our supplier relationships, please refer to “Item 3. Key Information—D. Risk Factors—Business Operations and Contracts—Any Decrease In Brazilian Government-Sponsored Customer Financing Or Increases In Government-Sponsored Financing That Benefits Our Competitors, May Decrease The Competitiveness Of Our Aircraft. ” and “Item 3. Key Information—D. Risk Factors—Business Operations and Contracts—We work with a limited number of key suppliers.”
Commercial Aviation
EMBRAER 170/190 Jet Family and E-Jets E2 Jet Family
We are continuously improving the EMBRAER 170/190 jet family, together with risk-sharing partners that supply key systems for the aircraft. Our supplier arrangements for the EMBRAER 170/190 jet family differ from the supplier arrangements of the ERJ 145 regional jet family, in which we use fewer suppliers. In the EMBRAER 170/190 jet family, each risk-sharing partner is responsible for the development and production of aircraft systems, including the landing gear, the hydraulic system and the flight control system, rather than individual components, and fewer components are supplied by companies that are not risk-sharing partners. The assumption of responsibility for systems by our risk-

sharing partners lowers our capital expenditures, which decreases our development risks and increases our operating efficiency by reducing the number of suppliers per product and cutting production costs.
When the E-Jets were launched, they were one of the most advanced aircraft in operation. The fly-by-wire system, the integrated avionics and the double-bubble cross-section brought a new level of technology and passenger comfort for the segment. The family’s success led to 30% market share of deliveries in the up to 150 seats jet segment from 2004 to 2025, according to Cirium. Notwithstanding, during the last ten years we have been continually improving the family. New performance packages, maintenance improvements, external noise reduction and fuel burn reduction are examples of improvements developed.
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
Other suppliers and partners for the E-Jets E2 include, among others: Liebherr (control systems for flaps and slats), Moog (fly-by-wire), Safran (horizontal stabilizer control system), Collins Aerospace (wheels, brakes, APU, electrical system), Safran AeroSystem (engine and APU fuel feed, pressure refueling, fuel transfer, fuel tank inerting and ventilation, and fuel gauging and control), Crane Aerospace & Electronics (brake control systems and proximity sensors), ASTK (fuselage segments), the Embraer equipment division (responsible for the landing gear) and Aernnova Aerospace (vertical and horizontal stabilizers, wing skins, spars, stubs and ribs).
Parker-Meggitt designs and produces a random high-performance assembly for in-flight connectivity, while Panasonic provides the wireless streaming onboard platform.
Executive Aviation
The risk-sharing partners for the Phenom 100EX and Phenom 300E jets are Pratt & Whitney Canada, the engines supplier; Garmin, the avionics systems supplier; and Eaton Corporation, the hydraulic systems supplier. The main risk-sharing partners for the Praetor 500 and Praetor 600 jets are Honeywell, the engines supplier, and Collins Aerospace, the avionics systems supplier.
Defense & Security
With respect to our Defense & Security segment, we established business arrangements with various entities for the supply of parts. One example is our partnership with ELTA Systems, a subsidiary of the Israel Aerospace Industries, announced in 2019 for the launch of the Praetor 600 AEW&C aircraft. With respect to the KC-390 Millennium, we have a partnership with RTX, responsible for various aircraft parts, including the engines and the avionics system, with Rheinmetall, our preferred supplier for simulators and training devices; and with BAE Systems to explore KC-390 opportunities in the Middle East. For the A-29 Super Tucano, we have a partnership with Elbit Systems, which is a strategic and relevant supplier of core electronic components, and a partnership with Sierra Nevada Corporation (SNC) for sales of the A-29 Super Tucano through the United States of America’s FMS (Foreign Military Sales) program.

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
Our defense products must comply with the certification guidelines defined in each contract with the customer. Unlike our civil aircraft, our defense products are rarely subject to regulatory obligations. Some contracts, including those for civil aircraft modified for military purposes, may require civil certification (e.g., AEW India). Other contracts, including some for KC-390 or Super Tucano, may require approval from the Military Certification Authority, which may adopt regulatory obligations derived from civil aviation regulations. The adoption of the European Military Airworthiness Regulations (EMAR) by the air forces of European Union member states in recent years has influenced other countries to include similar regulatory obligations in their contracts.
Environmental, Social and Governance Practices
Overview
ESG has been part of our strategy, including in the development of increasingly more eco-efficient aircraft and in the adoption of more sustainable production processes and management of natural resources, including, two decades of positive social impact led by Instituto Embraer, which manages our social projects. Additionally, we have established new ESG commitments and targets for the next years, given that our current goals were set for December 2025.
Sustainability is key for the continuity of any business, and we are committed to aligning our economic targets to social and environmental performance. In light of new global ESG requirements, we have been preparing for our next steps to address the challenges posed by climate change, uphold new governance standards and increase our diversity, equity, and inclusion. These priorities add to our commitment to business ethics and absolute focus on product safety, which are key pillars in our sector.

Environmental
Environmental management is an essential part of our strategy and ranges from the development of new products and services, industrial operations to the dismantling and final disposal of the aircraft at its end-of-life.
Our Environmental, Occupational Health and Safety Policy defines the main corporate guidelines for managing eco-efficiency, supply chain, product development and climate change, as well as for ensuring compliance with laws and regulations and promoting continuous improvement. The maintenance of ISO 14001 certification, held since 2002, reinforces our adherence to environmental management standards and our ongoing efforts to enhance operational processes. Since setting our ESG targets in 2021, we have implemented several actions to progress on our sustainability journey. One of the first measures aimed at decarbonizing operations is to reduce scope 2 emissions associated with energy consumption. Regarding this scope, new electricity supply contracts became effective in Brazil in January 2024 and in Portugal at OGMA in July 2024. As a result, all electricity used at our aircraft manufacturing and maintenance sites in both countries is now sourced from solar or wind generation.
In the United States of America, in 2024, a partnership with Florida Power & Light Company (FPL) was signed for the installation of a solar array at our Melbourne, Florida, unit. The project—the largest photovoltaic project ever carried out by Embraer— started operating in 2025 at the Embraer Executive Jets headquarters, with the goal of supplying most of the electricity demand for the entire hangar of the unit’s service center.
SAF fuel use also continued to grow at this unit, where the fleet of executive jets was supplied with biggest volume of SAF ever purchased by Embraer (over 1,000,000 liters), representing 3.6% of our total fuel consumption. SAF has the potential to reduce carbon emissions in the aerospace industry by up to 80% compared to traditional fuel, according to the International Air Transport Association, or IATA. The main challenge lies in the volume of production, which is currently insufficient to meet global demand, and in the costs involved in ensuring supply. To promote the use and production of SAF in Brazil, Embraer actively participated in the technical subcommittee called ProBioQAV, within the scope of the “Fuel of the Future” program of the Ministry of Mines and Energy of the Brazilian government. This subcommittee established the technical assumptions supporting the approved Law No. 14,993/2024, known as the “Fuel of the Future Law”. This law is an important landmark to stimulate the sustainable aviation fuels chain in Brazil, providing the necessary legal certainty for potential actors to develop their action plans for creating this new production ecosystem.
In 2025, Embraer advanced its efficiency and energy transition strategy by expanding the use of biomethane in its industrial operations. After the Gavião Peixoto (in the State of São Paulo) unit became the Company's first plant to operate 100% on renewable fuel in 2024, the model was expanded to the Botucatu (in the State of São Paulo) unit. In 2026, the project will continue in the planning phase to enable its adoption in other Company facilities.
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
Embraer also advanced the concept of sustainable energy aircraft in 2025. We expanded our research to include 50-seat planes in the program, in addition to existing 30-seat models. We also broadened our analysis of hydrogen or dual-fuel turbines, adding these to our ongoing analysis of hybrid, electric, and fuel cell technologies. One of these energy models is expected to achieve technological readiness in the next decade, in line with the goal of net-zero carbon aviation emissions by 2050.
Social
We continuously invest in personnel, diversity, inclusion, and education, constantly seeking competitiveness and innovation. We make sure that our employees have adequate work conditions, professional development plans, quality of life and wellbeing. Accordingly, we offer an attractive compensation compared to market standards, and social and labor benefits. We also maintain social and environmental programs and projects that value education, culture, leisure and health. For us, promoting social inclusion is key to building a fairer and more sustainable society.

Occupational Safety
We seek excellence in our occupational health and safety performance, a topic considered a priority for Embraer. To this end, we promote educational and preventive actions in a continuous manner and directed by the Environmental, Occupational Health and Safety Policy of global scope, which is a guideline for setting goals linked to our business excellence criteria.
The management model adopted in the Embraer Business Excellence Program - P3E - uses the concept of Safety, Quality, Delivery and Cost (SQDC), aiming at the standardization and optimization of our operational and cost indicators. In addition to the criteria of business excellence, we have maintained the ISO 45001 certifications in its largest manufacturing units for 20 years. In 2025, the units successfully obtained recertification.
We have been consistently investing in the development and implementation of comprehensive, global corporate programs aimed at strengthening preventive behaviors across our operations and fostering a safe and healthy work environment.
Among these programs, the Safe Workplace Program stands out, as it is based on the systematic identification and recording of potential risk situations in daily operations, enabling timely decision‑making, effective and timely responses, and the clear assignment of responsibilities across all organizational levels. The Safe Workplace Program indicators are monitored and managed by Embraer’s leadership and are supported by a consistent policy, a safety management system, and prevention‑focused initiatives. In parallel, Embraer has implemented a structured incident communication and lessons learned initiative, designed to enhance transparency, strengthen organizational learning, and increase awareness of risks and incident causal factors, thereby contributing to the reduction of future failures and accidents.
Social Projects
We believe that promoting social inclusion is key to building a fairer and more sustainable society. Over the years, we have developed several social programs to help develop the communities where we operate.
✈Instituto Embraer: The Instituto Embraer (“Embraer Institute”) is aligned with the Company’s strategies. Since the beginning of its activities, more than 20,000 people have benefited from its social engagement initiatives and more than 5,000 students have graduated from Embraer schools, which are known for their high acceptance rates at Brazil’s top universities. Embraer schools offer free, full-time high school education to students from public schools and low-income families in São Jose dos Campos and Botucatu, in the state of São Paulo. In addition to these, we have several paying students, which accounted for approximately 20% of the total student body (44 students as of December 31, 2025). For scholarship students, in addition to quality education, the following are offered free of charge: uniforms, school materials, transportation, and meals. As of the date of this annual report, 85% of graduating students were accepted to public or private higher education institutions with full scholarships.
In order to maintain positive results, Embraer schools seek to achieve excellence across three pillars: general education, training itineraries, and the life-project pillar. While the general-education and training-itineraries pillars prepare young people for admission to top universities and for successful careers, respectively, the life-project pillar aims to support students' development and emotional well-being. For each pillar, the schools have a dedicated team and course load, in addition to modern laboratories and facilities.
In 2025, Instituto Embraer expanded its impact through strategic partnerships and programs such as Ciência Diversa (“Diverse Science”), Climate Emergency Program, and Asas do Bem (“Wings of Good”). These initiatives connect organizations and volunteers to social causes and environmental catastrophes.
Throughout its history, Instituto Embraer has benefited thousands of people through initiatives aligned with the Brazilian government as well as with our stakeholders. Its operations are guided by transparency, with clear guidelines set forth by its deliberative council, supervisory board, and executive board. This year, the focus remained on inclusion, sustainability, and strengthening educational programs, bringing concrete results to students, families, and communities in the regions where Embraer operates.
✈Fabric recycling: In 2025, the Embraer High-school developed a fabric recycling project with students, partner companies, and employees. Leather scraps from executive aircraft seats manufacturing were repurposed to create eco-friendly promotional gifts, distributed to clients during conferences for commercial and executive aviation operators. This initiative promoted sustainability, reduced waste on the production line, and gave a new life cycle to materials that were previously discarded. Additionally, students also had the opportunity to develop entrepreneurial skills and connect with professional sewers. In 2025, Embraer High-

school partnered with two companies, engaged over 30 volunteers, benefited over 50 people and generated over 40 hours of collaborative learning.
✈Social Technology in Partnership with the Banco do Brasil Foundation. In 2025, the partnership between the Instituto Embraer and the Banco do Brasil Foundation incorporated social technology to the curriculum of Embraer schools. Students learned theoretical content on topics such as climate change, problem-solving, and social innovation, in addition to developing practical projects. The result of this work was the delivery of four lamp posts powered by solar energy in the São Jose dos Campos and in Botucatu, in the state of São Paulo, the project benefited independent beekeepers, who received equipment for processing beeswax. The equipment, which makes up the “Honey Station,” will be important for generating income and reducing the environmental impact of their activities. In total, over 100 people were benefited.
✈Educational Projects and Community. In 2025, the Embraer schools strengthened their connection with the community through projects such as the Mini Glider Challenge and the Science and Technology Olympiad for Girls, which brought more than 200 students from the public school system closer to the science, technology, and aviation fields:
◦Mini Glider Challenge. The Mini Glider Challenge is an initiative by Instituto Embraer in partnership with EVE, carried out with the support of volunteers from the Asas do Bem program. The project offers practical workshops for eighth and ninth grade students in public primary schools, where participants learn to build and test mini gliders. The experience provides a first contact with engineering and aviation concepts, in addition to stimulating teamwork and creative thinking. The built mini gliders are tested in a final competition that, in 2025, had approximately 100 participating students from the cities of São Jose dos Campos, Gavião Peixoto, Botucatu, and Taubaté, in the state of São Paulo.
◦Science and Technology Olympiad for Girls. The Science and Technology Olympiad (OCT) is an annual initiative by Instituto Embraer, aimed at public school students. In its fourth edition, held in 2025, the competition was exclusively aimed at girls, with the purpose of encouraging female participation in careers in STEM (Science, Technology, Engineering and Mathematics) and promoting gender equality in the technological field. Registration was free and intended for female students in the seventh and eighth grades of primary education from 38 public schools in six cities in the state of São Paulo. Winners were awarded medals and certificates.
◦UN Simulation for students (SIEF): The SIEF is an initiative by the São José dos Campos Department of Education that uses UN-style simulations to develop students’ critical thinking, communication, and global citizenship skills. In 2025, the Embraer schools participated as pedagogical partners, where 31 students supported the event as committee leaders, media, mediation, and educational roles. The collaboration also included teacher training and guided visits to the Simula Jovem ONU event. In total, 45 public schools took part, including a bilingual committee that strengthened students’ linguistic and cultural competencies.
✈Revoar Program. The Revoar Program offers financial support to young graduates from Embraer schools who have started higher education. In partnership with the Semear Institute, the program has already benefited over 153 students since its creation, with the goal of combating university dropout. The number of scholarship recipients grew from 21 in 2023 to 87 in 2025, with students in their first and second year of undergraduate studies receiving monthly financial aid and individual support from Embraer volunteers. During the program, participants receive guidance on how to deal with the challenges of university life and prepare for internships and opportunities in the job market, including at Embraer itself. Revoar stands out for being funded by voluntary donations from Embraer employees and collaborators.
✈Ciência Diversa: Ciência Diversa ("Diverse Science"), a program by Instituto Embraer, continued its initiatives focused on technological and social inclusion. In the third edition, held in 2025, two partner NGOs were selected: Alpha Lumen, which conducted inclusive workshops with predominantly female participation (70% women and 30% men), promoting equity in the field of science and technology through its "Girls in Science and Technology" program and Inovação CESAR, with the "Programming the Future" project that offered technology training for young people in vulnerable situations, benefiting 100 individual, 70% of whom belong to historically underrepresented groups. In 2025 the program continued to focus on women, LGBTQIA+ community, people of color, and people with disabilities, in addition to continued funding of projects led by civil society organizations in STEM (Science, Technology, Engineering, and Mathematics) subjects.
✈Asas do Bem. Instituto Embraer’s volunteer program organizes its actions through the Asas do Bem platform (“Wings of Good”), which connects employees to educational and social projects developed by CSOs. This platform offers opportunities to positively impact groups in vulnerable situations through initiatives aligned with the United Nations Sustainable Development Goals (SDGs). In 2025, over 700 people participated as volunteers and more than 2,000 were benefited from activities such as mentoring, guided tours, and projects at Embraer schools. The actions can be carried out in person or online. They reinforce the role of employees in supporting educational and social development in the communities where Embraer operates.
✈Accelerating Careers. The Accelerating Careers mentoring program, run by Instituto Embraer in partnership with the Joule Institute, connects Embraer mentors with young students in STEM fields. For two months, participants receive guidance on developing their professional careers, with a focus on career planning, technical skills, and job market challenges. In 2025, participants also had the opportunity to visit the Embraer “Ozires Silva” plant in São Jose dos Campos, where they explored the commercial aircraft assembly and delivery hangar and participated in lectures with Company's professionals. Since its creation, the program has benefited approximately 380 young people, offering mentoring meetings that promote the exchange of experiences and knowledge between mentors and students. The initiative seeks to support participants at the beginning of their careers and encourage them to explore opportunities in strategic fields such as science and technology.
✈Extra Activities at Embraer Schools. The volunteer program also promoted practical activities that brought students from Embraer schools closer to the professional reality. Workshops, lectures, and games were held across different areas of knowledge, providing inspiring experiences and encouraging young people to explore new educational and career opportunities.
✈Embraer Foundation. Embraer Foundation is a non-profit organization that aims not only to improve the communities where Embraer employees work and live, but also expand aviation opportunities for young people and underrepresented communities. The foundation was created in 2017 in the United States of America, inspired by the Instituto Embraer model. Motivated by Embraer’s value of building a sustainable future, the foundation works in partnership with local communities to develop education, entrepreneurship, and volunteer projects.
✈Through the Embraer Foundation, the Company supports programs that inspire young people to explore aviation and expand access to opportunities in the sector, especially for underrepresented groups. In 2025, the Embraer Foundation partnered with 30 organizations addressing social challenges in the communities where employees live and work. Below are examples of projects that have positively impacted these regions:
Black Pilots of America (BPA): For more than 26 years, BPA has promoted aviation education and training for young people from underrepresented communities in the United States. The organization offers scholarships for the Les Morris Summer Flight Academy, where students receive both theoretical and practical flight instruction.
Women in Aviation International (WAI): With over 30 years of activity, WAI works to increase women's participation in the aerospace industry. The Embraer Foundation supports initiatives such as the WAI Annual Convention and Girls in Aviation Day, events that connect female students with experienced aviation professionals.
Employees are also encouraged to identify opportunities to support local organizations and mobilize colleagues through the IVOLUNTEER program. Each year, up to US$10,000 is allocated to selected initiatives, enabling beneficiary organizations to acquire the resources needed to implement their projects.
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

Governance Structure
Our governance structure comprises our board of directors, advisory committees to the board of directors, fiscal council, board of executive officers, internal audit and external audit. For more information on our governance bodies, see “Item 6. Directors, Senior Management And Employees and “Item 16. [Reserved]—16G. Corporate Governance.”
Ethics and Compliance
Our Compliance Program is based on seven pillars that aim to ensure high levels of corporate compliance and ethics in all our businesses: corporate governance, risk management, policies and procedures, communication and training, whistleblower channel—Helpline, monitoring and third-party assessment.
In line with our commitment to comply with all applicable anti-corruption laws and regulations and to abide by our "Ethics and Integrity in everything we do” motto, we work to ensure that an effective anti-corruption compliance program is deeply embedded throughout the Company and its subsidiaries, based on the following missions:
✈ensure the Company’s compliance with laws, regulations and internal policies;
✈prevent, assess and respond to compliance-related events;
✈guide all employees to conduct their activities with ethics and integrity;
✈provide continuous improvement in compliance actions;
✈promote a culture of integrity based on Embraer’s values and its Code of Ethics and Conduct;
✈support Embraer departments and group companies in preventing risks, detecting red flags, improving processes, investigating and solving problems; and
✈consolidate all compliance initiatives, especially those related to anti-corruption and the whistleblower channel - Helpline.
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
The purpose of our risk and internal controls department is to ensure the identification, prioritization, assessment, mitigation and management of the main risks are conducted in accordance with the best practices established by us and the market, ensuring transparency and integrity in our processes. We also use these tools to prevent uncertainties that may negatively affect our results. We seek the continuous improvement of our risks management and internal controls system. For more information, see “Item 15. Controls And Procedures.”
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
We are currently developing a plan to mitigate such delivery concentration, referred to as Production Leveling. The Production Leveling plan has the main purpose of creating stability and having a leveled production throughout the whole year for both the Executive and Commercial Aviation segments. The main focus of our Production Leveling plan is on (i) sales and operations planning, (ii) sales and operations execution, and (iii) production plan and control, aiming to assess the demand and real capacity of our suppliers and our production facilities, assure the execution of a defined plan, mitigating risks for the short- and medium-term, and control aircraft production and completion on an hourly basis. We believe our synchronized planning, combined with execution management and our qualified workforce will contribute to the success of our Production Leveling plan, minimize delivery concentration and improve our operating results in the future.
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
D.    Property, Plants and Equipment
Overview
For information about our property, plant and equipment, see note 13 to our 2025 audited consolidated financial statements included elsewhere in this annual report. For a discussion of our capital expenditures relating to property, plants and equipment, see “Item 5. Operating And Financial Review And Prospects—B. Liquidity And Capital Resources—Capital Expenditures.”
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
Defense & Security
The Gavião Peixoto facility includes flight-testing capabilities for all Embraer aircraft and a final assembly line for our defense aircraft. This facility has been operational since November 2002. In May 2014, we inaugurated the final assembly line of the new military transport and aerial refueling jet, the KC-390 Millennium, and in February 2015, it successfully performed its first flight. Embraer received the Type Certificate from ANAC for the multi-mission airlift KC-390 Millennium and delivered the first aircraft in 2019.
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
Other Segments
Embraer manufactures aerospace systems and components at our São José dos Campos facility. This production was originally carried out by our subsidiary ELEB Equipamentos Ltda., or ELEB, which was one of our productive subsidiaries located in São José dos Campos. ELEB has since been merged with and into the Company and these activities are now carried out by the equipment division of Embraer. Our main products in this initiative are structural parts, landing gear systems, hydraulics and electro-mechanical sub-assemblies, such as actuators, valves, accumulators and pylons.
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
In 2023, our subsidiary Eve Holding, responsible for the development of eVTOL announced that the first eVTOL production facility will be located in Taubaté, state of São Paulo, and is scheduled to begin operations in 2027.
In July 2024, our subsidiary Eve Holding announced a significant advancement in the assembly of its first full-scale eVTOL prototype. During the 45th Farnborough Airshow, EVE unveiled the aircraft being built in the Embraer test facility of Gavião Peixoto, state of São Paulo.

Environmental Matters
We have the material environmental permits required to operate our business in our sites around the world. The terms of these operating permits are subject to periodic review and, as of the date of this annual report, we are in compliance with all of them. In addition, our Environmental and Occupational Health and Safety Management System was established in 2001, allowing us to maintain ISO 14001 certification since 2002. Certified environmental, occupational health and safety management systems have been progressively implemented across our manufacturing sites, with more than 80% of our employees operating under an ISO 14001 and ISO 45001 in 2025.
Since 2009, we have carried out our GHG emissions inventory in accordance with ISO 14064 Part I. As of 2020, we have increased the coverage of GHG emissions data, and in 2025 our GHG emissions inventory included 20 facilities around the world, representing approximately 98% of coverage.
Work procedures and instructions, practices and programs are set up in order to ensure that the activities that cause environmental impacts are carried out in order to minimize or mitigate any environmental damage. We perform studies of environmental aspects and impacts and we implement actions to eliminate, reduce or control them, including infrastructure works.
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
Agreements with third parties incorporate environmental, health and safety requirements applicable to the nature of the activities performed. Embraer seeks to engage suppliers, service providers and contractors that demonstrate practices and processes consistent with applicable environmental, health and safety standards. We maintain structured procedures for the periodic evaluation and monitoring of these third parties, with the objective of promoting compliance, mitigating operational risks and supporting adherence to Embraer’s environmental and occupational health and safety requirements.
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

EnvIPD – Environmentally Sustainable Integrated Product Development – is an engineering team grounded in the environmental aspects of product sustainability, including the reduction of internationally regulated chemicals, Design for Environment (DfE), life cycle assessment (LCA), and extended product life cycle thinking.
We are committed to Brazilian and international legislations as well as our customers’ requirements. Our suppliers must also ensure that the environmental requirements will be met through their upstream supply chain. Accordingly, our suppliers and their supply chain must comply with applicable environmental legislations, such as European REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) regulation (EC) No 1907/2006, TSCA (Toxic Substances Control Act), SCIP (Substances of Concern In articles as such or in complex objects (Products), established under the Waste Framework Directive (WFD) and any other relevant rules that may affect our products.
As a direct consequence of these regulatory obligations and the need to ensure full compliance across the supply chain, the chemicals work front aims to ensure compliance with the international regulations that restrict the use of certain chemical substances in our products, as well as to mitigate the risk associated with their use at Embraer. This is accomplished through the mapping of high concern chemical substances used in our products, a key activity performed by

EnvIPD. To support this effort, contractual requirements are established for suppliers to inform us about the presence of monitored substances in their components.
To ensure compliance with REACH and SCIP requirements, since 2015 our engineering team has used an internal system to register substances present in raw materials and articles. Given the complexity of the product and the need to obtain data for all of its articles, Embraer invested in a service that automates the collection of information from suppliers, stores that data on a digital platform, and generates reports on the substances present in purchased items. This close relationship with the supply chain contributes to greater awareness across multiple parties regarding chemical regulations. Our substances enriched database allows us to continuously evaluate the impact of and respond to REACH and SCIP regulatory changes, as well as upcoming regulations. As of December 31, 2025, we had not suffered any penalties in connection with REACH.
In some cases, substances that have been mapped will eventually need to be removed from products. For items we purchase, EnvIPD works alongside our engineering organization across its various technical domains (materials, interiors, and systems), coordinating actions with manufacturers and paving the way for the development of alternative solutions. For items processed at our facilities, the work is carried out through a multidisciplinary forum. Examples include the development of alternative chemicals free of hexavalent chromium (Cr6+) for chemical conversion, anodizing, and acid deoxidation processes, as well as the implementation of cadmium‑free (Cd‑free) processes and bromine‑free (Br‑free) flame retardants.
Within the Design for Environment (DfE), life cycle assessment (LCA), and extended product life cycle responsibility, EnvIPD guides and trains development teams to create technologies with lower environmental impacts—an ongoing implementation effort. To support this, we have developed a “Design for the Environment” guide, available to engineers from the earliest stages of product development.
Our commitment to environmental sustainability and compliance with regulations are further reflected in our adherence to the Globally Harmonized System of Classification and Labelling of Chemicals, or GHS. This internationally recognized system establishes harmonized criteria for the classification and labeling of substances and compounds with respect to physical, health, and environmental hazards. By complying with the GHS, we ensure that our products are manufactured, handled, and transported in a safe and environmentally responsible manner.
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
Our commitment to responsible manufacturing practices and our goal to minimize the environmental impact of our products are reflected in our continuous efforts to innovate responsibly and lower our products’ environmental footprint. Building on this commitment, we strengthen our ESG performance by identifying, developing, and qualifying more sustainable manufacturing processes that comply with both Brazilian and international regulations. We understand these practices not only serve as an important step towards reducing the environmental impact of our products but also set a high bar for other companies to follow.

Insurance
We maintain insurance at levels deemed to meet risks associated with our operations and legislation. The insurance covers potential damages to our property, inventories, working process, cargo and aircraft hulls for our own fleet. In addition, we maintain a comprehensive aviation products liability policy, for claims arising out of our legal liability as manufacturers, repairers, suppliers or servicers. We also possess natural disaster and business interruption insurance.
4A. Unresolved Staff Comments
We have no unresolved staff comments.
Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. Key Information—D. Risk Factors" and the matters set forth in this annual report generally.
Except as otherwise indicated, all consolidated financial information in this annual report has been prepared in accordance with IFRS Accounting Standards and presented in U.S. dollars, while, for local purposes, our consolidated financial statements are also prepared under IFRS Accounting Standards but are presented in reais.
For certain purposes, including providing reports to our shareholders located in Brazil, filing financial statements with the CVM and determining dividend payments and other distributions in Brazil, we have prepared and will continue to be required to prepare parent company and consolidated financial statements in accordance with IFRS Accounting Standards and with the accounting practices adopted in Brazil, as issued by the Accounting Pronouncement Committee and approved by CVM, presented in reais.
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
Overview
We are the world’s leading manufacturer of jets with up to 150 seats, with a 30% market share in accumulated deliveries since 2004, according to Cirium Fleet Analyzer data. With a global customer base and a customer-centric, technology-driven portfolio, we cater to the commercial airline, executive jet, and defense and security markets. Originally established as a government-controlled company producing aircraft for the Brazilian Armed Forces, we have evolved into a publicly traded company that serves diverse global markets, maintaining long-term client relationships through high-quality customer support. In 2025, our revenue reached US$7.6 billion, with North America and Europe being our largest markets, while we also see growth opportunities in regions such as India, Brazil, Turkey, and Saudi Arabia.
The Defense & Security segment has benefited from the current geopolitical landscape, which has driven an increase in global defense spending. This trend has expanded our customer base, and has had a positive impact on the segment’s performance. We believe we are well positioned to provide highly effective solutions, creating sales opportunities for our Defense & Security segment, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors in all domains (air, sea, land, space and cyber). In 2025, our KC-390 Millennium program capitalized on these opportunities by securing contracts with Sweden and Portugal – both contracts also included options for additional aircraft to serve allied nations. Furthermore, as the global fleet of military tactical transport aircraft approaches retirement age, we believe the KC-390 Millennium has the potential to capture a significant share of the replacement market.
Our strategy focuses on consistent execution of our business plan, operational efficiency, and partnerships to drive innovation and growth. We are committed to ambitious ESG targets, including carbon neutrality in operations by 2040, achieving 50% diverse hiring in entry-level programs and 20% representation of women in senior leadership positions by 2025, and maintaining the highest international corporate governance standards. With a firm order backlog of US$31.6 billion as of December 31, 2025, we continue to position ourselves as a leader in sustainable aviation and social responsibility.

Selected Operational Data
The following tables present a summary of our aircraft deliveries per segment and type of aircraft for the periods indicated.

	Year ended December 31,
	2025	2024	2023
Commercial Aviation Segment	78	73	64
EMBRAER 175	34	26	25
EMBRAER 190	—	—	—
E190-E2	6	8	1
E195-E2	38	39	38
Defense & Security Segment	11	3	3
KC-390 Millennium	3	3	2
A-29 Super Tucano	8	—	—
Modernization Programs	—	—	1
Executive Aviation Segment	155	130	115
Praetor 500	39	28	20
Praetor 600	30	27	21
Phenom 100	14	10	11
Phenom 300	72	65	63
Other Segments	50	65	65
Ipanema	50	65	65
Total	294	271	247
The following tables present a summary of our aircraft backlog per segment and type of aircraft as of each of the dates indicated.

	As of December 31,
	2025	2024	2023
Commercial Aviation Segment	449	343	298
EMBRAER 175	193	164	100
E190 – E2	21	25	16
E195 – E2	235	154	182
Defense & Security Segment	82	65	40
KC-390 Millennium	33	32	22
A-29 Super Tucano	31	17	3
Gripen E	15	15	15
Special Mission(1)	3	1	—
Executive Aviation Segment	470	483	308
Phenom 100/300, Praetor 500/600	470	483	308
Total backlog (in aircraft)	1,001	891	646
Total backlog (in US$ millions)	31,642.3	26,312.1	18,723.1
______________
(1)Our Special Mission category comprises aircraft of our Executive Aviation segment portfolio that we have sold to customers of our Defense & Security segment.

Significant Factors Affecting Our Results of Operations
Supply Chain Global Crisis
The primary constraint in our mission to meet our delivery guidance continues to be the supply chain disruptions that have affected the aerospace industry over the past several years, requiring significant operational efforts to secure the timely delivery of parts and materials from our suppliers. The measures we have implemented to manage these challenges have been essential to sustaining our production schedule and fulfilling contractual commitments. Nonetheless, Embraer delivered 78 aircraft in Commercial Aviation in 2025.
In 2025, the Executive Aviation segment continued to experience the effects of a globally disrupted supply chain. Although significant constraints persist across the aerospace industry, affecting the ability to expand capacity and ensure the availability of parts for fleet maintenance, conditions have been gradually improving as we strengthen the monitoring of supply chain risks and continue implementing measures aimed at enhancing future parts availability and predictability. In 2025, our executive aircraft deliveries achieved a 19.2% increase compared to 2024, reaching 155 units, for the year and in line with our original deliveries estimate for 2025.

Given our business expansion and the diversification of our fleet, which reaches various customer profiles, we believe the Services & Support segment is well-positioned to increase profitability over the next several years, especially considering the increasing demand for services as the fleet ages. In 2025, revenue from Services & Support constituted 25.4% of our revenues, with a 10.7% CAGR over the past 6 years.
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

		As of and For the Year Ended December 31
	2025	2024		2023		2022		2021
Growth in gross domestic product	2.3%	3.4%		2.5%		2.9%		4.6%
Inflation (IGP-M)(1)	(1.1)%	6.5%		(3.2%)		5.5%		17.8%
Inflation (IPCA)(2)	4.3%	4.8%		4.6%		5.8%		10.1%
CDI rate(3)	14.9%	10.9%		13.0%		12.4%		4.4%
SOFR rate(4)	3.9%	4.7%		5.3%		4.6%		0.1%
Appreciation (depreciation) of the real vs. U.S. dollar	(11.1%)	(27.9%)		(7.2%)		(6.5%)		7.4%
Period-end exchange rate—US$1.00	R$ 5.5024	R$	6.1923	R$	4.8413	R$	5.2177	R$	5.5805
Average exchange rate—US$1.00(5)	R$ 5.5852	R$	5.4746	R$	4.9841	R$	5.1386	R$	5.4071
______________
Sources: Fundação Getúlio Vargas, or FGV, Brazilian Central Bank and Bloomberg.
(1)Inflation (IGP-M) is the general market price index measured by FGV.
(2)Inflation (IPCA) is a broad consumer price index measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).
(3)The CDI rate is average of inter-bank overnight rates in Brazil (as of the last date of the respective period).
(4)Three-month Secured Overnight Financing rate, or the SOFR rate, the benchmark interest rate for U.S. dollar-denominated loans and derivative instruments, as of the last date of the period.
(5)Represents the average selling rate of the exchange rates on the last day of each month during the period.

Inflation and exchange rate variations have had, and may continue to have, substantial effects on our financial condition and results of operations. Inflation and exchange rate variations affect our monetary assets and liabilities denominated in reais. The value of these assets and liabilities as expressed in U.S. dollars declines when the real devalues against the U.S. dollar and increases when the real appreciates. In periods of devaluation of the real, we report (i) a remeasurement loss on real-denominated monetary assets and (ii) a remeasurement gain on real-denominated monetary liabilities. The depreciation of the U.S. dollar relative to the Brazilian real and other currencies in 2025 had a negative effect on our results of operations in that year. For additional information on the effects of exchange rate variations on our financial condition and results of operations, see “Item 11. Quantitative And Qualitative Disclosures About Market Risk—Foreign Exchange Rate Risk.”
For additional information on the impact of macroeconomic factors on our financial position, see note 26 of our 2025 audited consolidated financial statements. In addition, for a discussion of related macroeconomic risks, please see “Item 3. Key Information—D. Risk Factors—Geopolitical and Macroeconomic Risks—Inflation and government efforts to curb inflation may contribute significantly to economic uncertainty and to heightened volatility in the Brazilian and international securities markets and, consequently, may adversely affect us” and “—Exchange rate volatility may adversely affect us.”
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
We and other Brazilian companies across multiple industries benefit from these tax incentives with respect to income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and social contribution on net income tax (Contribuição Social sobre o Lucro Líquido), or CSLL. These benefits allow us to deduct from our taxable net income an additional amount between 60% to 80% of our expenditures related to research and development activities for technological innovation during a fiscal year. This benefit was not affected by the linear reduction discussed under “Item 3. Key Information—D. Risk Factors—Regulatory, Compliance and Legal—Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results of operations. In addition, we benefit from certain tax and other government-granted benefits, and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us.”
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
Principal Components of Our Statement of Income
Revenue
We generate revenue from the sale of aircraft and spare parts as well as from providing maintenance and repair, training and other product support services. In 2025, we presented revenues from Commercial Aviation, Executive Aviation, Defense & Security, Services & Support, and Other segments. Below is a brief description of the Company’s operating segments:
✈Commercial Aviation: This segment focuses on the development, production, and sale of commercial jets, including the E-Jets 175 E1 (70 to 90 seats) and E-Jets E2 (88 to 146 seats). It represents the core of the Company’s business, catering to regional and mainline airlines globally.
✈Executive Aviation: This segment encompasses the development, production, and sale of executive jets, including the Phenom and Praetor models. It serves private and corporate customers seeking high-performance, state-of-the-art aircraft for business and personal use.
✈Defense & Security: This segment is dedicated to the development and production of military solutions. Our main revenue drivers are the KC-390 Millennium and the A-29 Super Tucano. It also includes other activities like research and development of integrated systems, border monitoring and surveillance, radars, and command and control systems (C4ISR).

✈Services & Support: This segment provides a comprehensive portfolio of solutions for operators of Embraer aircraft in the Commercial Aviation, Executive Aviation, and Defense & Security segments. Its offerings include field support, technical support, flight operations solutions, aircraft modifications, materials management, maintenance solutions, and training programs.
✈Other Segments: This covers activities with a smaller financial impact, mainly including the supply of structural parts and hydraulic systems and production of agricultural crop-spraying aircraft, development and certification of eVTOLs (electric vertical take-off and landing vehicles), creation of eVTOL service networks and air traffic control systems, as well as cybersecurity solutions through Tempest, which serves civil, government, and defense markets.
In 2025 and 2024, 60.4% and 62.0%, respectively, of our revenue came from aircraft deliveries of Commercial Aviation and Executive Aviation. Revenue arising from the sale of Commercial and Executive aircraft are predominantly denominated in U.S. dollars. In turn, revenue from the Defense & Security segment represents 13.0% and 11.3% of our revenue in 2025 and 2024, respectively. Moreover, 92.5% of such Defense & Security revenue was in U.S. dollar-denominated currency and 7.5% was in Brazilian real-denominated currency, as compared to 69.8% and 30.2% in 2024, respectively. Our Services & Support segment accounted for 25.4% and 25.6% of our revenue in 2025 and 2024, respectively. Finally, our Other segments accounted for 1.2% and 1.0% of our revenue in 2025 and 2024, respectively.
For the sales of our aircraft, we receive an initial deposit upon the execution of the purchase agreement, progress payments prior to the delivery of each aircraft and a final payment upon delivery. The final payment typically represents the majority of the sale price. The deposits and the progress payments are for the most part nonrefundable in the event orders are canceled, except in the case of the Defense & Security segment. A significant part of our revenue from the Defense & Security segment is accounted for under the percentage of completion method, as we continue to execute under existing contracts with the Brazilian government, including the KC-390 Millennium program, SISFRON, deliveries of special mission aircraft, and others.
Payments in advance of delivery are recorded under contract liabilities as a liability on our statement of financial position and, when we deliver the aircraft, these payments are recognized as revenue. We generally receive monetary deposits for each option to purchase an executive or commercial jet.
Our sales contracts in U.S. dollars with our Executive Aviation and Services & Support segment customers generally include adjustments for inflation as measured by the U.S. Consumer Price Index for Urban Wage Earners and Clerical Workers, when deliveries are not in the same calendar year of the sale except when fixed prices are pre-determined considering the estimated inflation and strategic price positioning planning of a given aircraft model, in line with Embraer’s strategic planning. Our sales contracts with our Commercial Aviation and generally Defense & Security segment customers include adjustments to the purchase price of the aircraft based on an escalation formula, which is based on a mix of indexes related to raw material, transportation equipment and labor costs. Specific to Defense & Security sales contracts with Brazilian customers, national indexes are used to adjust the prices of the relevant contract. The initial deposits and progress payments are non-refundable (except in some instances contemplated in the agreement). Once a customer exercises an option to purchase an aircraft, we account for it as a firm order, and we begin to receive the respective progress payments and recognize revenue upon delivery of the aircraft or the contractual milestone.
In 2025, our Services & Support segment backlog reached US$4.9 billion, as compared to US$4.6 billion in 2024, driven by renewed contracts of integrated logistical support services and comprehensive airframe maintenance programs, such as the Flight Hour Pool Program for Commercial Aviation and Embraer Executive Care for Executive Aviation. These long-term contracts in the backlog cover mainly pool contracts and other services as spare parts, repair, maintenance, and technical services.
A significant part of our Defense & Security segment contracts, including the contracted research and development for specific programs, meets the criteria for revenue recognition by percentage of completion. For the contracts that do not meet the criteria for percentage of completion, we recognize revenue at a point of time, on the moment the product is delivered, or the service is rendered. Certain contracts contain provisions for the redetermination of price based upon future economic conditions. Our defense customers continue to provide customer advances, which are converted into revenue as we fulfill contract obligations, including conception, development and design, and engineering, systems integration and customization. These installments are nonrefundable for the most part.

Cost of Sales and Services
Cost of sales and services consists of the cost of the aircraft, spare parts and services rendered, comprising:
✈Raw materials. Substantially all materials costs are covered by contracts with suppliers. Prices under these contracts are generally adjusted based on an escalation formula which reflects, in part, inflation in the United States of America.
✈Labor. These costs comprise salaries and related charges primarily in Brazilian reais.
✈Depreciation. Property, plant and equipment in general are depreciated over their useful lives, ranging from two to 60 years, on a straight-line basis. Depreciation of aircraft under operating leases is recorded in cost of sales and services from the beginning of the lease term using the straight-line method over the estimated useful life and considering a residual value at the end of the lease term.
✈Amortization. Internally generated intangible assets are amortized in accordance with the estimated sales of the series of aircraft. Intangible assets acquired from third parties are amortized on straight-line bases over the estimated useful lives of the assets.
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

Results of Operations
The following table presents statement of profit or loss data by segment for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in US$ millions)
Revenue
Commercial Aviation	2,369.8	2,208.6	1,846.8
Executive Aviation	2,205.1	1,762.7	1,408.2
Defense & Security	983.9	720.9	515.4
Services & Support	1,925.6	1,636.5	1,417.6
Other Segments	93.1	66.0	80.5
Total	7,577.5	6,394.7	5,268.5
Cost of sales and services
Commercial Aviation	(2,174.2)	(2,008.9)	(1,698.3)
Executive Aviation	(1,781.3)	(1,407.7)	(1,134.8)
Defense & Security	(820.5)	(590.9)	(429.6)
Services & Support	(1,406.5)	(1,179.0)	(1,039.0)
Other Segments	(66.3)	(55.1)	(57.2)
Total	(6,248.8)	(5,241.6)	(4,358.9)
Gross profit
Commercial Aviation	195.6	199.7	148.5
Executive Aviation	423.8	355.0	273.4
Defense & Security	163.4	130.0	85.8
Services & Support	519.1	457.5	378.6
Other Segments	26.8	10.9	23.3
Total	1,328.7	1,153.1	909.6
Operating income (expense)
Commercial Aviation	(132.7)	(144.5)	(124.6)
Executive Aviation	(158.4)	(149.0)	(146.6)
Defense & Security	(85.9)	(85.4)	(57.5)
Services & Support	(220.8)	(187.5)	(163.4)
Other Segments	(91.4)	(67.3)	(55.9)
Unallocated*	(31.9)	148.1	(47.1)
Total	(721.1)	(485.6)	(595.1)
Operating (loss)/profit before financial result
Commercial Aviation	62.9	55.2	23.9
Executive Aviation	265.4	206.0	126.8
Defense & Security	77.5	44.6	28.3
Services & Support	298.3	270.0	215.2
Other	(64.6)	(56.4)	(32.6)
Unallocated income (expense)	(31.9)	148.1	(47.1)
Total	607.6	667.5	314.5

The following table sets forth statement of profit or loss for the years indicated, in addition to presenting each line item as a percentage of our revenue for the periods indicated:

	For the Year Ended December 31
Consolidated Statements of Profit or Loss	2025		2024		2023
	(in US$ millions, except percentages presented in absolute values)
Revenue	7,577.5	100.0%	6,394.7	100.0%	5,268.5	100.0%
Cost of sales and services	(6,248.8)	82.5%	(5,241.6)	82.0%	(4,358.9)	82.7%
Gross profit	1,328.7	17.5%	1,153.1	18.0%	909.6	17.3%
Operating income (expense)	(721.1)	9.5%	(485.6)	7.6%	(595.1)	11.3%
Administrative expenses	(213.6)	2.8%	(198.9)	3.1%	(204.9)	3.9%
Selling expenses	(338.5)	4.5%	(309.7)	4.8%	(314.7)	6.0%
Expected credit (losses) reversal	(3.9)	0.1%	(21.1)	0.3%	10.2	0.2%
Research expenses	(74.4)	1.0%	(55.0)	0.9%	(90.3)	1.7%
Other income	101.2	1.3%	266.1	4.2%	170.7	3.2%
Other expenses	(185.0)	2.4%	(162.7)	2.5%	(176.3)	3.3%
Share of profit (loss) of investments accounted for under the equity method	(6.9)	0.1%	(4.3)	0.1%	10.2	0.2%
Operating income	607.6	8.0%	667.5	10.4%	314.5	6.0%
Financial income	316.1	4.2%	311.1	4.9%	128.6	2.4%
Financial expenses	(615.0)	8.1%	(415.6)	6.5%	(321.9)	6.1%
Foreign exchange losses, net	(41.1)	0.5%	(6.0)	0.1%	(0.5)	0.0%
Income (loss) before income tax	267.6	3.5%	557.0	8.7%	120.7	2.3%
Income tax	91.4	1.2%	(202.4)	3.2%	43.6	0.8%
Income (loss) for the year	359.0	4.7%	354.6	5.5%	164.3	3.1%
Attributable to:
Controlling interests	351.9	4.6%	352.5	5.5%	164.0	3.1%
Non-Controlling Interests	7.1	0.1%	2.1	0.0%	0.3	0.0%
2025 Compared with 2024
Revenue
Our revenue increased US$1,182.8 million, or 18.5%, to US$7,577.5 million in 2025 from US$6,394.7 million in 2024. This was primarily due to the increase in deliveries in Commercial and Executive Aviation, despite the supply chain shortage which has been affecting the aeronautical industry; and higher revenues in Services & Support and Defense & Security.
Revenues from our Commercial Aviation segment increased US$161.2 million, or 7.3%, to US$2,369.8 million in 2025 from US$2,208.6 million in 2024. This was primarily due to an increase of 6.8% in commercial aircraft deliveries, to 78 aircraft in 2025, from 73 in 2024. The increase in revenues was higher than the increase in the number of deliveries, primarily reflecting higher average selling prices per aircraft, driven by pricing adjustments, contractual escalations and a customer mix with higher average pricing.
Revenue from our Executive Aviation segment increased US$442.4 million, or 25.1%, to US$2,205.1 million in 2025 from US$1,762.7 million in 2024. This was primarily due to a 19.2% increase in executive jet deliveries, to 155 in 2025 from 130 jets in 2024. The increase in revenues was higher than the increase in the number of deliveries, as deliveries of executive mid-size jets (Praetors) increased 25.5%, to 69 aircraft in 2025, from 55 in 2024, while deliveries of executive light jets (Phenoms) increased 14.7%, to 86 aircraft in 2025 from 75 aircraft in 2024 (Praetors tend to carry higher average selling prices compared to Phenoms).
Revenue from our Defense & Security segment increased US$263.0 million, or 36.5%, to US$983.9 million in 2025 from US$720.9 million in 2024. This was primarily due to: (i) the higher volume of revenues recorded using the percentage of completion method of revenue recognition in the KC-390 Millennium program (which method allows for revenue recognition as certain milestones are achieved and progress is made within the contracts); and (ii) the recognition of revenues arising from new KC-390 Millennium and A-29 Super Tucano agreements entered into in 2025.
Revenue from our Services & Support segment increased US$289.1 million, or 17.7%, to US$1,925.6 million in 2025 from US$1,636.5 million in 2024. This was primarily due to higher demand for parts and components, mainly as a result of the growth of flight operator activities in the Commercial Aviation, Executive Aviation and Defense & Security segments in 2025; and revenues from the engine maintenance services contract entered into with Pratt Whitney by our subsidiary OGMA.
Revenue from our Other segments increased US$27.1 million, or 41.1%, to US$93.1 million in 2025 from US$66.0 million in 2024. This was mainly due to the increase in sales revenue in our subsidiary Tempest, and the contribution from our Equipment business, as 2025 represented the first year in which this operation has been presented in the segment.
Cost of Sales and Services
Our cost of sales and services increased US$1,007.2 million, or 19.2%, to US$6,248.8 million in 2025 from US$5,241.6 million in 2024. This was primarily due to increase in Commercial and Executive Aviation deliveries, higher cost recognition in Defense & Security (using the percentage of completion method), and higher costs due to higher services and spare parts demand in Services & Support. In 2025, revenues increased by 18.5% compared to 2024. Cost of sales and services increased at a higher rate than revenues, which led to an increase of 0.5 percentage points in cost of sales and services as a percentage of revenue, reaching 82.5% in 2025,, compared to 82.0% in 2024.
Cost of sales and services in our Commercial Aviation segment increased US$165.3 million, or 8.2%, to US$2,174.2 million in 2025 from US$2,008.9 million in 2024. This was primarily due to the increase in deliveries in 2025 as compared to 2024. Cost of sales and services increased by more than the 7.3% increase in revenues, due to higher manufacturing costs mainly related to freight costs of materials. Comparability between periods was also affected by inventory and obsolescence reversals recognized in 2024. Gross margin in our Commercial Aviation segment (calculated as gross profit from our Commercial Aviation segment divided by revenue from the Commercial Aviation segment) decreased to 8.3% in 2025 from 9.0% in 2024.
Cost of sales and services in our Executive Aviation segment increased US$373.6 million, or 26.5%, to US$1,781.3 million in 2025 from US$1,407.7 million in 2024, which was higher than the 25.1% increase in revenues for the segment. This was mainly due to higher material and manufacturing costs, including the effects of cost escalation, air freight usage, and U.S. government‑imposed tariffs. Gross margin in our Executive Aviation segment (calculated as gross profit from our Executive Aviation segment divided by revenue from the Executive Aviation segment) decreased to 19.2% in 2025 from 20.1% in 2024.
Cost of sales and services in our Defense & Security segment increased US$229.6 million, or 38.9%, to US$820.5 million in 2025 from US$590.9 million in 2024. This increase in cost of sales and services is driven by production ramp up, mainly in the KC-390 program, and was higher than the 36.5% increase in revenue in the same period, mainly due to variations in contracts mix comparing 2024 and 2025. Gross margin in our Defense & Security segment (calculated as gross profit from our Defense & Security segment divided by revenue from the Defense & Security segment) decreased to 16.6% in 2025 from 18.0% in 2024.
Cost of sales and services in our Services & Support segment increased US$227.5 million, or 19.3%, to US$1,406.5 million in 2025 from US$1,179.0 million in 2024. This increase in cost of sales and services was higher than the 17.7% increase in revenue in the same period, mainly due to ramp-up of new operations. These cost increases were mainly related to the early stages of expansion of our MRO operations in the United States and the increase of services provided in our subsidiary OGMA in 2025 as mentioned above under “—Revenue”. Gross margin in our Services & Support segment (calculated as gross profit from our Services & Support segment divided by revenue from the Services & Support segment) decreased to 27.0% in 2025 from 28.0% in 2024.

Cost of sales and services in the Other segments increased US$11.2 million, or 20.3%, to US$66.3 million in 2025 from US$55.1 million in 2024. This increase in cost of sales and services was lower than the 41.1% increase in revenue in the same period, mainly due to a more favorable business mix driven by the Equipment business as mentioned above under “—Revenue”. Gross margin in our Other segments (calculated as gross profit from our Other segments divided by revenue from the Other segments) increased to 28.7% in 2025 from 16.5% in 2024.
Gross Profit
As a result of the aforementioned factors, our gross profit increased US$175.6 million, or 15.2%, in the year, to US$1,328.7 million in 2025 from US$1,153.1 million in 2024. Our gross margin (calculated as gross profit divided by revenue) decreased 0.5 p.p. to 17.5% in 2025 from 18.0% in 2024.
Operating Income (Expenses)
As further discussed below, operating expenses increased US$235.5 million, or 48.5%, to US$721.1 million in 2025 from US$485.6 million in 2024. Operating expenses as a percentage of revenues increased to 9.5% in 2025 from 7.6% in 2024, as further explained in the paragraphs below.

Administrative expenses increased US$14.7 million, or 7.4%, to US$213.6 million in 2025 from US$198.9 million in 2024. The majority of our administrative expenses are fixed and do not increase or decrease at the same rate as changes in our revenues. The main driver of the increase in administrative expenses in 2025 as compared to 2024 was the increase in third-party services, such as legal, consultancy, and audit-related services.
Selling expenses increased US28.8 million, or 9.3%, to US$338.5 million in 2025 from US$309.7 million in 2024. This was primarily due to higher selling expenses in our Defense & Security segment, reflecting increased pre‑sales activities, including trade shows, demonstrations and marketing events, consistent with higher commercial activity and sales during the period. Selling expenses in our Services & Support segment also increased, mainly due to higher expenses related to fixed commercial structure and dedicated third‑party service providers.
Expected credit losses decreased US$17.2 million, to an expense of US$3.9 million in 2025 from an expense of US$21.1 million in 2024. This was primarily due to the reversal of provisions for expected credit losses related customers in the Services & Support segment.
Research expenses increased US$19.4 million, or 35.2%, to US$74.4 million in 2025 from US$55.0 million in 2024. This was primarily related to EVE, reflecting higher engineering engagement and continued investments in digital initiatives.
Other income decreased US$164.9 million, to US$101.2 million in 2025 from US$266.1 million in 2024. This was primarily due to the proceeds from the Boeing arbitration agreement in 2024.
Other expenses increased US$22.3 million, to US$185.0 million in 2025 from US$162.7 million in 2024. This was primarily due to higher expenses driven by an increased number of digital transformation projects.
Operating Income Before Financial Result
As a result of the aforementioned factors, our operating income before financial result decreased US$59.9 million, or 9.0%, to an operating income of US$607.6 million in 2025 from an operating income of US$667.5 million in 2024. Our operating margin (which is calculated as operating income divided by revenue) decreased 2.4 p.p. to a positive margin of 8.0% from a positive margin of 10.4% in 2024.
Financial Result

Financial income. Financial income increased US$5.0 million, or 1.6%, to US$316.1 million in 2025 from US$311.1 million in 2024, primarily due to the fair value measurement of EVE Holding’s warrants in 2025.

Financial expenses. Financial expenses increased US$199.4 million, or 48.0%, to US$615.0 million in 2025 from US$415.6 million in 2024, primarily due to expenses related to our phantom shares plan, which was affected by the appreciation of our common shares in 2025. For more information on our phantom shares plan, see Item 6. Directors, Senior Management And Employees—B. Compensation—Phantom Shares Plan.”

Income Before Income Tax
As a result of the aforementioned factors, income before income taxes decreased US$289.4 million, to US$267.6 million in 2025 from US$557.0 million in 2024.
Income Tax Expense
Income tax expense decreased to a benefit of US$91.4 million in 2025, from an expense of US$202.4 million in 2024, primarily due to the impact on deferred income taxes of the exchange rate over non-monetary assets (mainly inventories, intangibles, and property, plant and equipment). In addition, the income tax result in 2025 reflected lower current income tax expense in the period, mainly driven by a foreign tax credit offset and interest on equity deduction (for more information, see note 22.3 to our audited consolidated financial statements included elsewhere in this offering memorandum).
Income for the Year
As a result of the aforementioned factors, our income for the year increased US$4.4 million, or 1.2%, to US$359.0 million in 2025 from US$354.6 million in 2024. As a percentage of revenue, net margin (which is calculated as income for the year divided by revenue) decreased 0.8 p.p. to a positive margin of 4.7% from a positive margin of 5.5% in 2024.
2024 Compared with 2023
For a description of our results of operation for 2024 as compared to 2023, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Results Of Operations—2023 Compared With 2022” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 5, 2025.
B.Liquidity and Capital Resources
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

Cash Flow Analysis
As of December 31, 2025, we had US$1,949.8 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the coming 12 months.
The following table shows the generation and use of cash for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in US$ millions)
Cash Flow Data
Net cash provided by operating activities	870.0	871.2	617.0
Net cash used in investing activities	(611.7)	(599.7)	(447.6)
Net cash generated by (used in) financing activities	146.1	(335.7)	(348.7)
Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and fixed term deposits in dollars issued by financial institutions, which have an immaterial risk of change in value. For more details, see note 5 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
2025 Compared with 2024
Net Cash Provided by Operating Activities
In 2025, net cash provided by operating activities amounted to US$870.0 million, a decrease of US$1.2 million, or 0.1%, compared to net cash provided by operating activities of US$871.2 million in 2024. Operating cash flows remained substantially stable year over year, mainly reflecting a higher net use of cash in operating assets, driven by increase in inventories, partially offset by improvements in accounts receivable and contract assets. These effects were offset by a higher contribution from operating liabilities, supported by an increase in other payables and trade accounts payable.

Net Cash (Used) in Investing Activities
In 2025, net cash used in investing activities amounted to US$611.7 million, an increase of US$12.0 million, or 2.0%, from US$599.7 million in 2024, remaining substantially stable in 2025, as compared to 2024. This was primarily a result of the combined effect of the Company’s investment decisions during the period, mainly reflecting higher outflows related to financial investments and loans granted, partially offset by lower capital expenditures in property, plant and equipment and proceeds from the sale of financial investments, when compared to the prior year.

Net Cash Generated (Used) in Financing Activities
In 2025, net cash generated by financing activities amounted to US$146.1 million, an increase of US$481.8 million, or 143.5%, compared to a net cash used of US$335.7 million in 2024. This increase was primarily attributable to higher proceeds from loans and financing, and proceeds from the offering of subsidiary shares in 2025, partially offset by repayments of loans and financing, and repurchases of common shares.
2024 Compared with 2023
For a discussion of our cash flows for 2024 compared with 2023, see “Item 5. Operating And Financial Review And Prospects—B. Liquidity And Capital Resources—Cash Flow Analysis” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 1, 2025.

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
In our Commercial Aviation, Executive Aviation and Services & Support segment, we include our investments in product development and property, plant and equipment as part of our capital expenditures. Product development costs in these businesses are capitalized from the date of board approval for the relevant project until the final certification.
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
Most of our development expenditures are associated with the development of new products for the Commercial Aviation, Executive Aviation and Defense & Security segments. For additional information on our development expenditures, see “Item 5. Operating And Financial Review And Prospects—C. Research And Development.—Research.”
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
As of December 31, 2025, the total capital expenditures in our Commercial Aviation, Executive Aviation and Services & Support segments accounted for US$167.9 million. The anticipated source of funds to satisfy such investments is related to our cash generated in operating activities.
Credit Facilities and Lines of Credit
Revolving Credit Facility
On August 6, 2024, our subsidiaries EAH and Embraer Netherlands Finance B.V., or Embraer Netherlands Finance, entered into a revolving credit facility in the amount of US$1.0 billion, maturing on August 6, 2029, with 17 international financial institutions. The facility is guaranteed by Embraer and certain of our subsidiaries, and borrowings under the facility will accrue interest at a rate comprised of Term SOFR plus a margin of 0.950% to 1.700% per annum, depending on our corporate rating at the time of the disbursement. As of December 31, 2025, neither EAH nor Embraer Netherlands Finance had incurred any borrowing under this facility.
Facilities with Multilateral Development Banks and Agencies
The Brazilian government has been an important source of export financing for our customers through the BNDES-Exim program, managed by the BNDES. In December 15, 2022, we entered into an export financing agreement with the BNDES in the total amount of R$2.2 billion (US$400 million) under the BNDES-Exim program, which was partially paid in the total amount of US$28.3 million in November 2024. In March 2025, the total amount under this agreement was paid.

In January 2023, we entered into a credit facility with BNDES to support the first phase of the development of the Company’s eVTOL project, in the aggregate amount of R$490 million (approximately US$89.1 million). As of December 31, 2025, this credit facility had been fully drawn, and the total amount outstanding under this agreement was US$93.0 million as of that date.
In February 2024, we entered into a credit innovation facility with BNDES in the aggregate amount of R$500 million (or approximately US$90.9 million). As of December 31, 2025, we had received disbursements of US$20.4 million under this credit facility, which was also the total amount outstanding as of such date.
In November 2024, we entered into a credit facility with BNDES to support the second phase of the eVTOL project, in the aggregate amount of R$200 million (approximately US$36.3 million). As of December 31, 2025, we had received disbursements totaling US$24.2 million under this credit facility, which was also the total amount outstanding as of that date.
In August 2025, we entered into an export financing agreement with the BNDES in the total amount of R$1.10 billion (US$200 million) under the BNDES-Exim program. As of December 31, 2025, the total amount outstanding under this agreement was US$200.6 million.
In January 2023, we entered into a credit facility with Citibank, N.A. in the aggregate principal amount of US$200 million to finance purchases of supplies made by us in the United States of America. Disbursements under this credit facility will be made according to proof of purchases of inputs from suppliers. This credit facility is guaranteed by Export-Import Bank, the official US export credit agency. In July 2025, the total amount under this agreement was paid.
In June 2022, we entered into a credit facility with J.P. Morgan Chase Bank, NA, London Branch in the aggregate principal amount of US$100 million, guaranteed by U.K. Export Financing. As of December 31, 2025. the total outstanding amount under this facility was US$52.2 million.
In March 2025, we entered into a credit innovation facility with FINEP in the aggregate amount of R$331.5 million (approximately US$60.2 million). As of December 31, 2025, we had received disbursements of US$18 million under this credit facility, which was also the total amount outstanding as of such date.
Senior Notes
In September 2020, Embraer Netherlands Finance issued US$750.0 million aggregate principal amount of 6.950% senior unsecured guaranteed notes due 2028, or the 2028 notes.
In July 2023, Embraer Netherlands Finance issued US$750.0 million aggregate principal amount of 7.000% senior unsecured guaranteed notes due 2030, or the 2030 notes.
In February 2025, Embraer Netherlands Finance issued US$650.0 million aggregate principal amount of 5.980% senior unsecured guaranteed notes due 2035, or the 2035 notes.
In September 2025, Morgan Stanley & Co. LLC, as offeror and with our consent, commenced cash tender offers to purchase for cash a portion of our 2028 notes and 2030 notes, subject to an aggregate purchase price cap (initially US$750.0 million, later increased to US$1.0 billion). Following the early tender date of October 3, 2025, the offeror accepted for purchase US$134.4 million aggregate principal amount of our 2028 notes and US$465.7 million aggregate principal amount of the 2030 notes, with settlement on October 7, 2025 at the applicable “total consideration” (including the early tender payment) plus accrued interest; the offeror also extended the “total consideration” (including the early tender payment) to all notes tendered by the expiration date of October 21, 2025. In October 2025, on the final settlement date of the tender offer, the offeror accepted for purchase an additional aggregate principal amount of US$7.4 million of the 2028 notes and US$14.0 million of the 2030 notes.
In connection with the foregoing liability management transactions, in September 2025, Embraer Netherlands Finance priced an offering of US$1.0 billion aggregate principal amount of 5.400% notes due 2038, guaranteed by us, at an issue price of 99.672%, with closing on October 9, 2025. The net proceeds were used primarily to fund purchases of the

2028 notes and 2030 notes tendered in the concurrent tender offers and, to the extent not so used, for general corporate purposes.
Additionally, in October 2025, Embraer Netherlands Finance delivered a notice of redemption for our 2028 notes providing for the redemption of all remaining outstanding principal amount of such notes on November 25, 2025. The redemption price was the greater of par and a make-whole amount (U.S. Treasury rate plus 50 basis points), plus accrued and unpaid interest (and any applicable additional amounts) to, but excluding, the redemption date.
As of December 31, 2025, US$275.0 million, US$657.6 million and US$912.2 million was outstanding on the 2030 notes, the 2035 notes, and the 2038 notes, respectively. We may from time to time seek to retire or purchase our outstanding debt, including our 2030 notes, the 2035 notes, and the 2038 notes, through cash purchases, tender offers and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise. The repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material, and notes repurchased may be canceled or resold, but will only be resold in compliance with applicable requirements or exemptions under the relevant securities laws.
Other Facilities
We have various other long-term loans and credit agreements with aggregate outstanding borrowings amounting to US$341.3 million as of December 31, 2025. For additional information on these financing arrangements, see note 18 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
As of December 31, 2025, US$200.6 million of our loans and financing (current and non-current) is secured by real estate, machinery, equipment, and US$173.5 million is subject to bank guarantees.
We continue to evaluate additional financing opportunities in order to maintain a long-term indebtedness profile that supports and is aligned with the business cycle. For additional information on our loans and financings, including currency and maturity breakdowns and breakdowns between fixed and floating rate debt, see note 18 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
Subsequent Events
Other than the events described below, no subsequent events have occurred after December 31, 2025. See note 36 to our 2025 audited consolidated financial statements.
Early repayment of EVE’s loan
In January 2026, the loan due in 2028, subject to three-month SOFR plus 3.90% p.a. and with a carrying amount of US$50.0 million as of December 31, 2025, was fully prepaid. No additional costs associated with the prepayment were incurred. The early repayment was made in connection with, and as a required condition for, the Company’s entry into the syndicated credit agreement disclosure in Note 36.2 our audited consolidated financial statements included elsewhere in this annual report.
New syndicated credit agreement
In January 2026, the Company, through its wholly owned subsidiary EVE, entered into a syndicated credit agreement with Banco do Brasil S.A., New York Branch, Citibank N.A., Itaú Unibanco S.A., Miami Branch, and Banco Itaú Chile acting as managing agent. This syndicated credit agreement provides US$150.0 million, subject to SOFR plus 3.10% p.a., with final maturity in 2031. The agreement includes covenants that require the maintenance of a minimum debt service coverage ratio.
Repurchase of shares and unwinding of swap contracts
In March 2026, the Company repurchased 10,932,998 shares (EMBJ3) for US$183.7, including transaction costs. This transaction was executed under the share buyback program approved on March 5, 2026, which authorized the acquisition of ordinary shares (EMBJ3) for treasury holding, cancellation, subsequent sale, or to meet commitments under share-based compensation plans. In connection with this repurchase, the 12-month swap contracts entered with Banco Itaú, as mentioned in Note 7(i), were unwound

C.    Research and Development, Patents and Licenses, etc.
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
In an effort to reduce development risk and optimize financial results of our projects, our development and strategy teams have the essential skills to manage and execute multi-disciplinary projects, maintaining and coordinating a global network of development partners and integrating diverse groups such as universities, research and development institutes, companies, and startups. As a result, application of advanced technologies allows for the evolution of products, including lighter, quieter, more comfortable and energy efficient aircraft, in addition to improvements in design and production cycles and optimization of company resources.
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
Intellectual Property
Our intellectual property, which includes utility patents, design patents, trade secrets, know-how and trademarks, is important to our business. We hold trademarks over our name and symbol and the names of our products, some of which are registered and some of which are in the process of registration in a number of countries, including, but not limited to, Brazil, the United States of America, Canada, Singapore, Hong Kong, China, the European Union and Japan. As of December 31, 2025, Embraer had approximately 571 trademarks registered or in the process of registration, and our subsidiary EVE had 107 trademarks registered or in the process of registration. Our trademarks are generally renewed at the end of their validity period, which usually runs for ten years from the date of application for registration. We do not believe that the loss of any of our trademarks would have a material impact on our business or results of operations.
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
Considering our utility and design patent portfolios, as of December 31, 2025, Embraer had filed 987 patent applications and had been granted 820 patents, and EVE had filed 35 patent applications and had been granted 24 patents.
Innovation
We intend to keep investing in technological and innovative solutions and searching for opportunities to transform our business, products, services, and markets aiming for a more sustainable future. Through innovations and new technologies, we aim to gain efficiency, flexibility, and agility to obtain competitive advantages.
Innovations that resulted in products and services launched in the last five years accounted for 41,54% of our revenues in 2025. We believe innovation is key to the competitiveness and continuous growth of our business. For this reason, we have a vice-presidency dedicated to Corporate Strategy, Digital and Innovation, that reports directly to our chief executive officer.
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
Embraer-X positioned itself as a market incubator committed to the development of solutions that can positively impact the global society, such as supporting strategic partnerships in the innovation ecosystem by accelerating new technologies introduction and energy transition in the aviation industry as well as spill-overs benefiting other sectors. It works as a connection between Embraer and the global innovation ecosystems, continuously seeking to identify and develop meaningful partnerships that can leverage the overall company strategy and contribute to a sustainable future.
Embraer-X strengthened relations with The Netherlands, opening, in 2022, an office at the Aerospace Innovation Hub@ TUD, of the Delft University of Technology (TU Delft). The strategic position of Embraer-X at the Aerospace Innovation Hub@TUD serves as a basis to continuously connect to the institution’s business ecosystem, such as our long-lasting partnership with the Royal NLR and also with the Dutch Government led Sustainable Aviation Initiative. It has also enabled Embraer-X to establish a connection with the broader European ecosystem, forming links with countries such as Austria, Switzerland, Finland, among others.
In 2024, Embraer-X establish local offices in Silicon Valley and the Boston metropolitan area, aiming to expand its partnerships with cutting-edge technology companies, venture investors, and academic and research institutions in the main innovation ecosystems of North America and the world. Strengthening Embraer’s commitment to Sustainable Aviation objectives, in 2024, Embraer-X also entered into relevant partnerships with Greentown Labs, the largest climate tech incubator in North America, and Sustainable Aero Lab, an innovation hub that targets tangible reduction of the climate footprint of aviation, leveraging in both cases open innovation in connection with global researchers, experienced entrepreneurs, founders, industry professionals and investors. Beacon, the second business accelerated by Embraer-X after EVE, has transitioned to Services & Support segment connecting with digital transformation efforts and Embraer’s digital solutions portfolio in a strategic spin-in transaction (incorporating Beacon in our Services & Support segment instead of incorporating it in our corporate structure as a separate entity). Beacon brought synergy and integration with our current business, connecting operators, maintenance services and mechanics in a more agile and collaborative way, aiming to increase the number of partners and users on the platform.
Moreover, our subsidiary Eve Holding met all 2025 milestones it had presented to the market, including the conclusion of its first prototype and the initial stages of the ground tests. In addition, the first engineering prototype performed its first flight on December 19. Eve has also defined with ANAC the basis of certification and defined the configuration of its eVTOL factory, and secured funding for this project with the BNDES. Lastly, Eve consumed approximately US$203 million of cash last year, close to the low end of the US$200 - US$250 million guidance it had announced for 2025.

In addition to agreements and partnerships, Embraer-X also makes active use of venture capital. Connected to Embraer Ventures, our corporate venture capital vehicle, and seeks to identify and create synergies with technology-based startups of high economic and social impact. Currently, Embraer Ventures implements its strategy through five venture capital funds: (i) the Brazil Aerospace Fund (FIP-AERO), (ii) Catapult Ventures I and (iii) Catapult Ventures II, which are based in the Silicon Valley, (iv) Catapult Opportunities, which is a side fund of Catapult I, (v) MSW Multicorporate II, and (vi) United Airlines Ventures (UAV). The technology topics covered by the investments are our current innovation verticals among others. Besides being a shareholder in FIPs, Embraer Ventures also invests directly in minority stakes in companies.
In February 2024, we announced that we had joined the Sustainable Flight Fund, an initiative of United Airlines Ventures created to boost the supply and availability of SAF through investments in innovative start-ups. Embraer joined 22 other partners from different sectors of the industry, in addition to United Airlines.
To enhance pre-competitive aeronautical research capabilities in Brazil and other countries, Embraer has been collaborating with various research and technology organizations worldwide. This partnership encompasses a wide range of technologies, including Sustainable Aviation Fuels (such as hydrogen), Electrification, Autonomy, Flight Safety, Aircraft Condition-Based Maintenance, Aircraft Design, New Materials and Structures, Noise Reduction, Airborne Systems, Augmented Reality, Artificial Intelligence, and Data Science, as well as Flexible Manufacturing Solutions
Embraer and the Technological Institute of Aeronautics (Instituto Tecnológico de Aeronáutica — ITA) formalized their partnership with the São Paulo Research Foundation (Fundação de Amparo à Pesquisa do Estado de São Paulo — FAPESP) in 2022, during the celebration of FAPESP’s 60th anniversary, with the approval of the FLYMOV initiative. Officially launched on March 14, 2023, FLYMOV is an Applied Research Center dedicated to investigating and developing innovative and potentially disruptive technologies at the precompetitive stage, aiming to transform the future of air mobility. Enhancing technological readiness through basic and applied research in emerging technologies can significantly reduce uncertainties and risks associated with generating innovations for production processes, new products, and services. FLYMOV currently brings together more than 130 participants, including researchers, Embraer engineers, and scholarship holders at the undergraduate, master’s, doctoral, and postdoctoral levels. This ambitious initiative aims to establish a new benchmark for the competitiveness of the national aerospace industry while educating and training professionals who will contribute to the evolution of the future air mobility ecosystem. The research agenda is structured around five main technological pillars, which are integrated into three strategic research domains: Zero Emission, Autonomous Systems, and Advanced Design and Manufacturing:
✈Aero-Propulsive Integration for Electric Aircraft (APIE) | Zero Emission;
✈Machine Control for Electric Propulsion (MCEP) | Zero Emission;
✈Decision Methods for Autonomous Systems (DMAS) | Autonomous Systems;
✈Advanced Design for Metallic Additive Manufacturing (ADAM) | Advanced Design and Manufacturing;
✈Intelligent Aircraft Final Assembly (IAFA) | Advanced Design and Manufacturing.
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
We have created “Innovation Month,” which aims to strengthen the innovation culture within Embraer and prepare the Company for the coming years. Throughout the month of September 2024, four interconnected events took place: Innovation Day, Marathon Startup Program, Embraer Technology and Innovation Seminar (SETI) and HackaEmb (one event per week) all of which brought discussions that shape Embraer’s future, with over 19,000 accesses to the event’s internal communication portal. The month ended with an event to recognize employees who stood out in internal innovation programs and the team involved, with a total of 143 innovators recognized. For the 2025 edition, in total, the initiatives recorded more than 25,556 online accesses, over 3,778 in-person participants, and recognized 291 innovators for their contributions.

Moreover, the Green Light is our entrepreneurship program that evaluates innovative proposals presented voluntarily by employees and provides time availability, technical and business mentoring, and resources for them to carry out the idea until its technical and economic feasibility is proven. In 2025, 25 innovative projects were under development.
In May 2023, in partnership with Saab, we began the production line of the Gripen E in Brazil, at our Gavião Peixoto unit. This was an important milestone in the technology transfer program and of our commitment to work together with Saab on new business opportunities. Our plant will be responsible for producing 15 Gripen E fighters, and the units assembled in Brazil will be delivered from 2026 onwards.
Our digital transformation strategy includes a focus on enablers and projects, ensuring that we have the necessary tools and initiatives to support our strategic goals. On enablers, we have projects related to our architecture, people, governance, and technology. To accelerate digital transformation by increasing human capital aligned with our strategy, we launched two new entry programs: (i) Software Specialization Program (in partnership with the Federal University of Pernambuco, enhancing knowledge of embedded software and data science) and the (ii) Social Tech Program (a career acceleration program in technology providing quality education to underrepresented groups). In the past three years, more than 1,700 students graduated from these programs. Our projects are adopting a data-driven approach, with the aim of increase our operational efficiency. This involves leveraging advanced analytics and big data to make informed decisions, optimize processes, and create personalized experiences for our customers. By integrating data insights into our operations, we aim to drive innovation, improve efficiency, and deliver greater value to our stakeholders. In 2025, a key highlight was Smart Planning, a data tool designed to make Embraer’s processes more effective. It consists of a interactive dashboard that provides visibility into the materials used in the production process of our aircraft, supporting the planning team in managing procurement and inventory levels with greater predictability in cases of material shortages or excess, thanks to the use of artificial intelligence and a prediction model.
D.    Trend Information
General Information
Our total firm order backlog as of December 31, 2025 was US$31.6 billion, of which US$14.5 billion was from the Commercial Aviation segment, US$7.6 billion was from the Executive Aviation segment, US$4.9 billion was from the Services & Support segment and US$4.6 billion was from the Defense & Security segment. Our total firm order backlog as of December 31, 2024 was US$26.3 billion, of which US$10.2 billion was from the Commercial Aviation segment, US$7.4 billion was from the Executive Aviation segment, US$4.6 billion was from the Services & Support segment and US$4.2 billion was from the Defense & Security segment. Our total firm order backlog as of December 31, 2023 was US$18.7 billion, of which US$8.8 billion was from the Commercial Aviation segment, US$4.3 billion was from the Executive Aviation segment, US$2.5 billion was from the Defense & Security segment and US$3.1 billion was from the Services & Support segment.
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
Commercial Aviation Segment
In the Commercial Aviation segment, the extensive airline traffic disruption caused by COVID-19, which affected our customers’ operations throughout the world, was only overcome during 2024, when the global commercial airline traffic reached 2019 levels, as reported by IATA.
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
The following table summarizes our order book in our Commercial Aviation segment for any aircraft type for which there were outstanding orders as of December 31, 2025.

Aircraft Type	Firm Orders	Deliveries	Backlog
EMBRAER 175	1,003	813	190
E190-E2	67	33	34
E195-E2	401	166	235
Total	1,471	1,012	459

The following tables provide further break down of our Commercial Aviation order book as of December 31, 2025 by customer and country.
EMBRAER 175

Customer	Firm Orders	Delivered	Firm Order Backlog
Air Canada (Canada)	15	15	—
Air Lease (USA)	8	8	—
Air Peace (Nigeria)	2	—	2
Alitalia (Italy)	2	2	—
American Airlines (USA)	204	124	80
Belavia (Belarus)	1	1	—
CIT (USA)	4	4	—
ECC Leasing (Ireland)*	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (USA)	5	5	—
Horizon Air / Alaska (USA)	50	47	3
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (USA)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (USA)	4	4	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Overland Airways (Nigeria)	3	2	1
Republic Airlines (USA)	187	158	29
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	288	219	69
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
Undisclosed III	3	1	2
Air Cotê D'Ivoire (Ivory Coast)	4	—	4
United Airlines (USA)	110	110	—
Total	1,003	813	190
______________
* Aircraft delivered by ECC Leasing to Air Caraibes.

E190-E2

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (USA)	2	—	2
Azorra (USA)	16	14	2
Helvetic (Switzerland)	8	8	—
Wideroe (Norway)	3	3	—
Mexicana (Mexico)	10	—	10
Virgin Australia (Australia)	4	—	4
Undisclosed	1	1	—
ANA (Japan)	15	—	15
Placar Linhas Aéreas (Brazil)	1	1	—
Total	67	33	34
E195-E2

Customer	Firm Orders	Delivered	Firm Order Backlog
Aercap (Ireland)	43	38	5
Air Peace (Nigeria)	16	5	11
Aircastle (USA)	23	18	5
Azorra (USA)	23	16	7
Azul (Brazil)	25	—	25
Binter Canarias (Spain)	16	16	—
Helvetic (Switzerland)	7	4	3
ICBC (China)	10	10	—
Salam Air (Oman)	6	—	6
Porter (Canada)	75	52	23
Mexicana (Mexico)	10	5	5
Luxair (Luxembourg)	6	1	5
SAS (Sweden)	45	—	45
LATAM (Chile)	24	—	24
Avelo (USA)	50	—	50
Truenoord (Netherland)	20	—	20
Royal Jordanian (Jordanian)	2	1	1
Total	401	166	235
Executive Aviation Segment
In 2025, the executive aviation market continued to grow, supported by efforts to increase production capacity and better align supply with demand. Global industry deliveries grew at a double‑digit rate year over year, finally surpassing pre‑pandemic levels from 2019 — a milestone long delayed by market uncertainty and supply‑chain constraints. Fueling expectations for continued short-term growth, demand remained robust in 2025, culminating in a strong year-end and sustaining the industry's book-to-bill ratio close to 1, despite long lead times and temporary fluctuations. Additionally, flight activity reached record levels, most notably within fractional ownership, driven by the high demand for flexible and personalized travel options. The segment, which continued to generate new orders, has also signaled expansion beyond its predominantly North American base, reflecting strong momentum and indicating meaningful potential in new markets.
In this scenario, our executive jets stood out in all fronts. As the leader in deliveries growth over the past five years according to data published by GAMA, we also achieved high sales and revenue results while maintaining resilient price discipline. With superior book-to-bill performance compared to our peers and an increasing market share of 33% in our classes, our portfolio has seized the benefits of our customer-centric philosophy and consistent efforts to scale and level production. We remain focused on meeting the growing demand for our products, which are renowned for innovation, technology, and sustainability.
In 2025, we delivered 155 jets, a growth of 19% in deliveries that led to a market share capture of approximately 33% across all jet classes.
Defense & Security Segment
Regarding our Defense & Security segment, we expect an increase in global defense spending over the upcoming years, driven by the current geopolitical landscape. With our comprehensive product portfolio and global presence, we believe that the Company is well-positioned to address potential demand in areas such as aircraft platforms, critical software, command, control, communications, and intelligence (C4I), as well as sensors across all domains — air, sea, land, space, and cyber.

In 2023, our KC-390 Millennium program leveraged market opportunities, including the signature of the contract with South Korea and its selection by Austria, the Czech Republic, and the Netherlands.

In 2024, we signed contracts to supply the KC-390 Millennium to four customers: the Netherlands, Austria, the Czech Republic and an undisclosed customer. The aircraft was also selected by Sweden and Slovakia.

In 2025, the KC-390 Millenium achieved its first repeat order: Portugal ordered an additional aircraft, plus 10 options for allied nations. The platform was also selected by Lithuania.

As a significant portion of the global fleet of military tactical transport aircraft approaches the end of its service life, we believe the KC-390 Millennium is well positioned to capture a meaningful share of the replacement market.

Embraer is also progressing with an industrial ramp‑up of the KC‑390/C‑390 Millennium program in response to expanding international demand and a growing customer base. Management highlighted actions to improve production readiness, such as reinforcing the supply‑chain organization, digitizing processes, and deploying real‑time monitoring tools to better balance production over the coming years and enhance collaboration with suppliers
The A-29 Super Tucano continues to be the leader in its segment, from our perspective. In 2025, we received firm orders for a total of 10 aircraft from three customers: Uruguay, Panama and Sierra Nevada Corporation (SNC). The A-29 Super Tucano platform is operated by 22 countries, and is expected to maintain its standing leadership in this market.
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
E.    Critical Accounting Estimates
For an overview of our critical accounting estimates, please see note 3 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
We are managed by our board of directors (Conselho de Administração), composed of a minimum of nine and a maximum of 11 members (excluding alternates). Our board of executive officers (Diretoria) is composed of a minimum of four and a maximum of 11 members (each an executive officer). We have a permanent fiscal council (Conselho Fiscal), which is composed of a minimum of three and a maximum of five members and an equal number of alternates.
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
Our board of directors is appointed by our shareholders for a two-year term, reelection is permitted, and there are three appointed seats as follows: (i) one member and one alternate member to be appointed by the Brazilian government, as holder of the “golden share,”, (ii) one member and one alternate to be appointed by the Employee Investment Club of the Company – CIEMB – Clube de Investimentos dos Empregados da Embraer, and (iii) one member and one alternate to be appointed by the non-shareholder employees of the Company. The remaining eight members are elected in accordance with slate voting, or cumulative voting, rules according to our by-laws. For additional information on the rules and procedures regarding the nomination and election of our board members, see “Item 10. Additional Information—B. Memorandum And Articles Of Association—Board Of Directors—Election Of Board Of Directors.” There is no mandatory retirement age for our directors.
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
Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of the members of our board of directors, as of the date of this annual report:

Name	Age	Position	Year First Elected to Board
Raul Calfat	73	Chairman	2017
Claudia Sender Ramirez	51	Vice-President	2021
Dan Ioschpe	61	Member	2020
Kevin Gregory McAllister	62	Member	2021
Mauro Kern Júnior	65	Member	2025
Márcio Fernando Elias Rosa	63	Member	2023
Nelson Pedreiro	62	Member	2025
Todd Messer Freeman	66	Member	2021
Maurício Augusto Silveira de Medeiros	61	Member	2025
Maria Antonieta Rosina Tedesco de Oliveira Pego	63	Member	2015
Edmilson Saes	64	Member	2023(1)
______________
(1)Appointed as a member of the board of directors also from 2019 to 2021.

Raul Calfat. Mr. Calfat holds a degree in business administration from Fundação Getúlio Vargas (FGV) in 1974. Mr. Calfat is an independent member and chairman of our board of directors and serves as member of the Strategy and Innovation Committee and of the People and ESG Committee. He has been an independent member of the Board of

Directors of Itaúsa since May 2023 and Chairman of the Board of Directors since April 2024, an independent member of the Board of Directors of China Three Gorges Brasil since January 2021, and an independent member of the Board of Directors of Aegea Saneamento e Participações S.A. since April 2024. Mr. Calfat was the chief executive officer of Votorantim S.A. until December 2013 and Chairman of the board of directors of Votorantim S.A. from January 2014 until April 2019, a chairman of the Board of Directors of Aché Laboratórios Farmacêuticos S.A. from September 2018 to April 2025 and an independent member of the Board of Directors of Fleury S.A from May 2021 to April 2023.
Claudia Sender Ramirez. Mrs. Ramirez has a bachelor’s degree in chemical engineering from Escola Politécnica da Universidade de São Paulo, obtained in 1998 and an MBA degree from Harvard Business School, earned in 2002. She was recognized by the World Economic Forum as a Young Global Leader in 2014. Mrs. Ramirez an independent member of our board of directors, vice-chairman of our board of directors, a coordinator of the People and ESG Committee and member of the Audit, Risk and Ethics Committee. She also is a member of the board of directors of companies listed in Brazil and Europe, such as Gerdau in Brazil, Telefonica in Spain and Holcim in Switzerland. In addition, Mrs. Ramirez is a member of the board of trustees of several NGOs, such as Ensina Brasil, Amigos do Bem, Hospital Israelita Albert Einstein and Gastromotiva. Before serving as a board member, Mrs. Ramirez was President and CEO of LATAM Airlines Brasil and Chief Customer Officer of Latam globally. She started her career at TAM in December 2011. She worked for seven years with consumer goods at Whirlpool in Brazil, mainly in the areas of marketing and product development. Prior to joining Whirlpool, she was a consultant at Bain & Company for seven years, working in several industries and countries.
Dan Ioschpe. Mr. Ioschpe holds a bachelor’s degree in journalism from Universidade Federal do Rio Grande do Sul (UFRGS), class of 1986, with a specialization in marketing from Escola Superior de Propaganda e Marketing (ESPM São Paulo), class of 1988, and an MBA degree from the Amos Tuck School at Dartmouth College, class of 1991. Mr. Ioschpe is an independent member of our board of directors since May 2020, coordinates our Audit Risk and Ethic Committee, and is a member of our People and ESG Committee. He is the chairman of the board of directors of Iochpe-Maxion S.A., an independent member of the board of directors of WEG S.A. and Marcopolo S.A., Vice President of IEDI, a member of the board of Sindipeças and SESI/SP and Vice President of FIESP.
Edmilson Saes. Mr. Saes holds a bachelor’s degree in civil engineering from the Universidade do Vale do Paraíba, and a postgraduate degree in strategic business management from the National Institute of Graduate Studies (INPG) in 2000, a course in aircraft design from the University of Kansas in 2001, and a board member course from the Brazilian Institute of Corporate Governance in 2019. He is a product development engineer at Embraer. He has been an employee of the Company since March 1982, with extensive experience in the area of product development engineering and program management. Member appointed by the Company’s non-shareholder employees to our board of directors from April 2019 to April 2021, from 2023 to 2025, and from 2025 to 2027. Since 2016 Mr. Saes is responsible for our engineering experimentation laboratory. He worked in the area of product development projects until 1999, and as a program management engineer from 2000 to 2015, focusing on technical management and team management for product development. In 2007 he was responsible for the registration of the Phenom 100 Program in the FINEP award for technological innovation, which led us to win in the innovative product category, which was our first award in this category and led us to conquest many other awards. Mr. Saes is also a volunteer at the Embraer Institute since 2021, working with Colégio Embraer, which provides lectures and coordinates guided tours of the Company for students.
Kevin Gregory McAllister.Mr. McAllister has a bachelor’s degree from the University of Pittsburgh, Metallurgical and Materials Engineering, obtained in 1987. Mr. McAllister brings more than 30 years of experience in the aerospace industry through his tenures with Howmet Corporation, GE Aviation, and the Boeing Company. He has 27 years of engine experience at GE, complemented by close to three years of experience at Boeing, serving as the President and CEO of Boeing Commercial Airplanes. He is a certified Six Sigma Master Black Belt, with an understanding of operational efficiency and excellence. Mr. McAllister’s current experience as a senior operating partner at the private equity firm AE Industrial Partners, has provided him with a much broader industry exposure, particularly as it relates to new markets and technologies, such as satellites, space and eVTOL. Mr. McAllister has been an independent member of our board of directors since September 2021, serve as a member of our Strategy and Innovation Committee, also member of the Board of Directors of Firefly Aerospace INC and previously served as Chair of the Board of Directors of ORBIS International, a non-profit global organization dedicated to preserving and restoring sight worldwide. Also, he has served in various positions in other companies or third sector organizations, he was a member of the Board of Director of the Washington Roundtable and Challenge Seattle, an organization that brings senior executives together for positive change in policies that support a vibrant Washington state economy and served as President of the Wings Club Board of Governors, the premier global society of aviation professionals and a leading forum for aviation issues since 1942.

Maria Antonieta Rosina Tedesco de Oliveira. Mrs. Oliveira Pego holds a bachelor’s degree in economics from Universidade do Vale do Paraíba in São José dos Campos, awarded in 1984; a bachelor’s degree in business administration from Universidade de Taubaté, completed in 1986; a bachelor’s degree in mathematics from Universidade Bandeirante, earned in 1999; a postgraduate degree in administration from Universidade Campos Sales, obtained in 1994; and a postgraduate degree in tax accounting and planning from Pontifícia Universidade Católica of São Paulo, completed in 2013. Mrs. Oliveira Pego is an effective member of Embraer’s Board of Directors since April 2025, having previously served as an alternate member from 2015 to 2025, appointed by the representatives of Embraer’s Employees Investment Club (CIEMB – Clube de Investimentos dos Empregados). She has also held the position of senior tax officer since October 2020.
Márcio Fernando Elias Rosa. Mr. Rosa holds a degree in Law from the Instituição Toledo de Ensino de Bauru in São Paulo, a master’s degree and PhD in State Law from the Pontifícia Universidade Católica of São Paulo, practiced teaching (administrative law and collective protection) and was a member of the Public Prosecutor’s Office of São Paulo between 1986 and 2018. He was Secretary of Justice and Citizenship in the Government of the state of São Paulo (2016-2018) and president of the Fundação Casa. In the Public Prosecutor’s Office of the state of São Paulo, he was named the Attorney General of the State for two terms. At the Prosecutor’s Office of the state of São Paulo he was also a prosecutor of Justice of Diffuse and Collective Rights and promoter of justice and citizenship. Finally, he is executive secretary of the Ministry of Development, Industry, Trade and Services (MDIC). As a lawyer he acted as a legal consultant to companies and with operations in Brazil and abroad in the area of environmental law and civil liability. He acted as an expert before the English, German and Dutch courts in a civil liability action. He also advised publicly traded companies on compliance procedures. Mr. Rosa has been a member of our board of directors since April 2023 and also serves as a member of Audit, Risk and Ethics Committee.

Maurício Augusto Silveira de Medeiros. Mr. Medeiros has been the Director General of the Department of Airspace Control since February 2025. He served as Director General of the Department of Aerospace Science and Technology from March 2022 to February 2025 and as Commander of the First Regional Air Command from February 2021 to February 2022. From February 2019 to March 2021, he served as Chief of the Joint General of Staff of the Brazilian Armed Forces. Mr. Medeiros holds a Bachelor’s degree in Aeronautical Sciences with a qualification in Military Aviation from the Air Force Academy. He has completed the Officers’ Improvement Course and the Command and General Staff Course. He holds a postgraduate degree in Administrative Management from Fluminense Federal University (UFF) and a Master’s degree in Defense in Management, Command and Strategy, and he was also awarded the Brevet of Advanced Military Studies at the École de Guerre – Paris/France. Mr. Medeiros received several decorations, among them: Aeronautical Merit – Grand Cross, Rio Branco Merit – Grand Cross, Defense Merit – Grand Officer, Naval Merit – Grand Officer, Military Merit – Grand Officer, Military Judiciary Merit – High Distinction, among others. Mr. Medeiros was appointed in September 2025, by the Brazilian Federal Government, as the holder of the Golden Share, as an effective member of the Board of Directors of Embraer S.A. and was alternate member from April 2024 to September 2025.
Mauro Kern Junior. Mr. Kern holds a degree in mechanical engineering from the Federal University of Rio Grande do Sul. Over his 40-year career in the aerospace industry, he spent 13 years at Embraer as a C-level Vice President. During his tenure, he was responsible for the development of Embraer’s new aircraft across Commercial Aviation, Executive Aviation, and Defense, leading a team of 6,000 engineers and technicians dedicated to product and technology development. He also served as Chief Operating Officer, overseeing a team of 12,000 people, and headed Embraer’s Commercial Aviation Business Unit. Mr. Kern was elected as an independent member of our board of directors in April 2025 and also serves as a coordinator of the Strategy and Innovation Committee.
Nelson Pedreiro. Mr. Pedreiro holds a bachelor’s and master’s degree in Aeronautical Engineering from the Instituto Tecnológico de Aeronáutica, as well as a PhD and postdoctoral degree in Aeronautics and Astronautics from Stanford University in the United States. For 28 years, he held various positions at Lockheed Martin (LM), including Vice President and Chief Engineer of LM Space, Vice President of the LM Advanced Technology Center, and Chief Engineer of Strategic and Defense Missiles. He currently holds the position of as Senior Vice President of Hardware at Zoox, a company developing autonomous vehicles. Mr. Pedreiro is a member of the National Academy of Engineering in the United States, a member of the Space Studies Board, a Fellow of the American Institute of Aeronautics and Astronautics (AIAA), a Senior Member of the Institute of Electrical and Electronics Engineers (IEEE), and a founder of the Industrial Relations Committee of the Committee on Space Research (COSPAR). He was elected as an independent member of our board of directors in April 2025 and also serves as a member of the Strategy and Innovation Committee.
Todd Messer Freeman. Mr. Freeman holds an MBA in Finance & Strategic Planning from The Wharton School and an M.A. in International Studies from the University of Pennsylvania. He was also a Fellow at the Lauder

Institute of Management and International Studies while at the University of Pennsylvania. He received his bachelor’s degree in Accounting & Finance from Lehigh University in 1982. Mr. Freeman brings over 30 years of global experience in the aviation industry. He built experience at JP Morgan, Airbus and GE Aircraft Engines but most of his career was focused on the global aircraft leasing sector. He held various commercial leadership positions at GECAS including 12 years leading GECAS’ regional aircraft business. He has a deep understanding of the regional aircraft market and the competitive landscape. From 2019 to 2021, Mr. Freeman served as a Special Advisor to the Chairman of Nordic Aviation Capital, the largest regional aircraft lessor at the time. Mr. Freeman holds and has held several positions in other companies, charities, or aviation industry organizations, as follows: Board Chair of Airlink, an aviation-focused humanitarian organization; Member of the Board of Mubadala Infrastructure Partners; Board Chair of the ISTAT Foundation; Member of the Board of the Regional Airline Association (US); Member of the Board of the European Regions Airline Association; Member of the Board of GRA, Inc (airline/airport advisory). He is also an active, FAA-certificated flight instructor and an Angel Flight volunteer pilot. Mr. Freeman has been an independent member of the Board of Directors of Embraer S.A. since September 2021, and serves as a member of People and ESG Committee.
Board Committees
Three committees were formed to assist the board of directors in its duties and responsibilities: the Strategy and Innovation Committee, the Audit, Risk and Ethics Committee and the People and ESG Committee. For more information, see “—C. Board Practices” below.
Executive Officers
Our executive officers are responsible for our day-to-day management. The board of executive officers has responsibilities established by our by-laws and by the board of directors. The terms of office for our executive officers are two years and reelection is permitted. The vote of at least seven members of our board of directors is necessary to remove an executive officer. Our by-laws prohibit any executive officer from also serving simultaneously as a member of our board of directors.
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
Set forth below are the names, ages, positions, the year first elected and brief biographical descriptions of our current executive officers, as of the date of this annual report:

Name	Age	Position	Year First Elected
Francisco Gomes Neto	67	President and Chief Executive Officer	2019
Antonio Carlos Garcia	60	Executive Vice President – Chief Financial and Investor Relations Officer	2020
Luis Carlos Marinho da Silva	54	Executive Vice President, Operations	2023
Roberto de Deus Chaves	51	Executive Vice President, Global Purchasing and Supplies	2023
Francisco Gomes Neto. Mr. Gomes Neto holds a degree in electrical engineering from Universidade de Mogi das Cruzes (UMC), class of 1981, and an MBA degree in controlling and finance from Universidade de São Paulo (USP), class of 2001. He has also concluded specialization courses in business administration at Fundação Getúlio Vargas (FGV) in 2000, finance and risk management at St. John’s University in 2002, executive education programs at University of Michigan in 2002 and at the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança - IBGC) in 2018. Mr. Gomes Neto is our president and chief executive officer since May 2019. He has extensive experience in management positions, including CEO positions for approximately 20 years, in the transportation sector in Brazil and abroad. Mr. Gomes Neto was the CEO of Marcopolo Group, one of the leading bus body manufacturers in the world, when he led the company’s transformation process, generating strong sales growth and market value for the business. He was also the CEO Americas of +Hummel and was the president of Knorr Bremse, a leading company in commercial vehicle control systems.

Antonio Carlos Garcia. Mr. Garcia holds a degree in accounting from Faculdades Integradas Campos Salles, class of 1989 and an MBA degree in business administration from Pontifícia Universidade Católica de São Paulo (PUC – São Paulo), class of 1999. Furthermore, Mr. Garcia holds an MBA at Duke University from Siemens Management Program in 2001. He also participated in ThyssenKrupp Executive Program at Harvard Business School in 2011 and in 2023 Mr. Garcia concluded the CFO Leadership Program at Harvard Business School. Mr. Garcia was elected as Embraer Executive Vice President, Financial and Investor Relations on January 1, 2020. Since July 2020 he is also responsible for Procurement. Mr. Garcia worked at ThyssenKrupp where he served as global CFO of the forged technologies business segment in Germany. Previously, he worked for six years at the ZF Group in Brazil and over eighteen years at the Siemens Group, where he worked in several business segments.
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
B.Compensation
Overview
Our executive officers, board of directors and fiscal council members are entitled to fixed compensation. In addition, our executive officers are eligible to participate in our executive profit-sharing plan, which provides them with variable compensation that is based on their and our performance and is limited to a percentage of our net income for the year.
In 2025, the aggregate compensation that we paid to members of the board of directors, the audit, risks and ethics committee, and the executive officers for services in all capacities was US$17.39 million, of which US$2.76 million related to members of the board of directors and US$14.62 million related to the executive officers. In the same period, we paid US$0.21 million to members of the fiscal council.
In 2025, members of our committees of the board of directors, including our audit, risks and ethics committee, received an aggregate additional compensation of US$0.68 million, which is included in the aforementioned aggregate amount of US$2.76 million paid out as compensation.
In addition, in 2025, we contributed US$0.12 million for the payment of pension benefits to our executive officers. Members of our board of directors and fiscal council do not receive these benefits. The board of directors’ members, fiscal council members and executive officers did not receive any compensation (including benefits in kind) from any of our subsidiaries. As of December 31, 2025, none of the board of directors’ members, fiscal council members or executive officers had any financial or other interests in any transaction involving us which was not in the ordinary course of our business.
In 2025, the maximum, average and minimum yearly compensation paid to an individual member of our board of directors was US$0.43 million, US$0.20 million and US$0.11 million, respectively.

In 2025, the maximum, average and minimum yearly compensation paid to an individual member of our board of executive officers was US$8.57 million, US$3.66 million and US$0.97 million, respectively.
In 2025, the maximum, average and minimum yearly compensation paid to an individual member of our fiscal council was US$52.06 thousand, US$42.54 thousand and US$40.16 thousand, respectively.
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
The table below sets forth information about the grants under our phantom shares plan with outstanding virtual shares as of December 31, 2025.

Year Granted	Total Benefit Granted	Number of Virtual Shares Granted	Fair Value of Shares on December 31, 2025(1)	Number of Shares Outstanding as of December 31, 2025(2)
	(in R$ millions)		(in R$ millions)
March 24, 2020	27.7	1,633,741	—	0
March 11, 2022	40.4	2,292,434	—	0
September 5, 2022	187.1	13,621,919	670.5	13,611,375
November 18, 2022	78.7	4,494,033	275.0	4,530,448
March 09, 2023	56.7	3,471,772	287.2	3,524,725
September 13, 2023	33.3	1,802,095	75.5	1,761,825
February 8, 2024	89.8	4,088,971	146.3	3,973,406
March 14, 2024	58.2	2,537,146	131.6	2,494,946
March 13, 2025	65.7	1,042,952	25.0	1,042,952
______________
(1)Refers to the estimated fair value of total virtual shares granted on each grant date.
(2)Refers to outstanding virtual shares as of December 31, 2025 considering the respective vesting periods and less the virtual shares already paid to the beneficiaries.
In 2024, we entered into 18-month equity swap contracts with Banco Santander S.A. Under these contracts, we will receive the price variation (plus any distributions) on 3,290,230 of our common shares and will pay interest at an amount equal to the CDI rate plus 0.80% per annum on the notional amount. We also entered into 12-month equity swap contracts with Banco Itaú S.A. in December 2024. Under these contracts, we will receive the price variation (plus any distributions) on 4,032,300 of our common shares and will pay interest at an amount equal to the CDI rate plus 0.70% per annum on the notional amount. In addition, in November 2025, our Board of Directors approved the execution of additional cash-settled equity swap derivative agreements, with Banco Itaú Unibanco S.A., using our common shares as a reference, with settlement occurring within a maximum period of 12 months from November 7, 2025 and with maximum exposure of up to 10,932,998 common shares (subject to the limits set forth in CVM Resolution No. 77/22). Under such agreements, we will receive the price variation related to our common shares traded on the B3 (plus any dividends distributed on such shares) and pay an amount equivalent to the CDI rate plus a spread during the term of the agreements. We entered into these equity swap agreements to mitigate fluctuations in the market price of our common shares in view of payments to be made under our long-term incentive plans (phantom shares). In connection with the repurchase of shares in March 2026, these swap contracts entered with Banco Itaú Unibanco S.A. were unwound. For further information on the equity swap agreements, see notes 7 and 36.3 to our 2025 audited consolidated financial statements.
For additional information on our phantom shares plan, see note 25 to our 2025 audited consolidated financial statements.
Short-Term Variable Compensation Policy
Our short-term variable compensation policy is designed to promote the retention of executives and alignment of their interests with those of shareholders. Goals with greater impact and importance for our company are given greater weight.
Employee Profit-Sharing Plan
In 2020, we approved a new profit-sharing plan that linked employee profit sharing, as a percentage of the employee’s monthly wage, to the achievement of certain corporate targets, such as free cash flow and operating margin. For the years ended December 31, 2025, 2024 and 2023, we distributed US$55.8 million, US$44.5 million and US$33.4 million, respectively, to our employees under our profit-sharing plan.
Defined Contribution Pension Plan
We sponsor a defined contribution pension plan for employees and participation in this plan is optional. The plan is managed by EMBRAER PREV – Sociedade de Previdência Complementar. Contributions made by us to this plan in the years ended December 31, 2025, 2024 and 2023 were US$19.9 million, US$17.8 million and US$17.3 million, respectively. For additional information on our post-retirement benefits, see note 24.2 to our 2025 audited consolidated financial statements.
Risk management studies are performed annually to identify the future exposure to be recorded as a provision. The provision recorded of medical benefits plan in Brazil amounted to US$36.5 million, US$31.6 million and US$46.1 million as of December 31, 2025, 2024 and 2023, respectively.
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

C.Board Practices
Overview
Our board of directors is appointed for a two-year term. See “—A. Directors and Senior Management—Board of Directors.”
The current executive officers were elected by the board of directors, with a term of office lasting until the meeting of our board of directors to be held following the annual general meeting of our shareholders in 2027. The members of our board of directors and our executive officers have a uniform two-year term and are eligible for reelection. A vote of at least seven members of our board of directors is necessary to remove an executive officer. See “6A. Directors and Senior Management—Executive Officers.” None of our directors is party to an employment agreement providing for benefits upon termination of term. All of our executive officers are party to a service agreement setting forth the rights and obligations of the executive officers.
Audit, Risks and Ethics Committee
Our Audit, Risk and Ethics Committee has no executive power and must have at least three and up to five members, of which (i) the majority of its members must be independent members of the board of directors, (ii) at least one must be an external member, pursuant to our by-laws, and (iii) at least one must have acknowledged experience in corporate accounting matters. A member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the board of directors with acknowledged experience in corporate accounting matters or being an External Member with acknowledged experience in corporate accounting matters. The primary purpose of the Audit Risks and Ethics Committee is to assist the board of directors. The Audit Risks and Ethics Committee’s responsibilities include validation and submission to the board of directors of guidelines for risk policy, verification of risk management policy compliance, supervision of activities performed by our independent registered accounting firm and monitoring the quality and integrity of internal controls and financial statements. Our Audit, Risk and Ethics Committee is currently composed of three independent members of our board of directors and one external member.
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
Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Audit, Risks and Ethics Committee:

Name	Age	Position	Year First Elected
Dan Ioschpe	61	Coordinator and Effective member	2023
Claudia Sender Ramirez	51	Effective member	2021
Márcio Fernando Elias Rosa	63	Effective member	2025
Eduardo Rogatto Luque	56	External member	2025
Eduardo Rogatto Luque. Mr. Luque is an external independent member of the Audit, Ethics and Risk Committee of Embraer S.A., as well as of the Audit Committees of Porto Seguro S.A., Natura Cosméticos S.A. and Grupo SBF S.A. He is an independent member of the Board of Directors and coordinator of the Audit Committee at Cantu Store S.A., and a member of the Board of Directors of Grupo Irko. Mr. Luque serves as Chairman of the Fiscal Councils of Qualicorp S.A., Helbor Empreendimentos S.A. and Fundação Antônio e Helena Zerrenner (Fundação Ambev). Additionally, he is an alternate member of the Fiscal Council of Companhia Ambev. Mr. Luque is a member of several professional organizations, including the Brazilian Institute of Corporate Governance (IBGC), the Institute of Independent Auditors of Brazil (IBRACON), the American Institute of Certified Public Accountants (AICPA), and the São Paulo State and the Brazilian Federal Accounting Councils (CRC and CFC). From 2004 to 2016, Mr. Luque was a partner at PricewaterhouseCoopers (PwC), where he built a 27-year career, including a three-year international assignment in the United States. He is a licensed public accountant in the state of California, USA (US CPA), and has an extensive experience serving public companies listed in Brazil and Foreign Private Issuers (FPI) registered with the SEC in the United States.

For the biographical descriptions of the other members of the Audit, Risks and Ethics Committee, see “—A. Board of Directors” above.
People and ESG Committee
Our People and ESG Committee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our by-laws. The purpose of this committee is to assist our board of directors with matters related to human resources issues, including appointment of executive officers and removal of executive officers from office and designation of their duties according to our by-laws, compensation and human relations policy and transfer of our resources to employee associations, charity and recreational entities, to the private security fund and foundation. Additionally, this committee also assists our board of directors with corporate governance matters.
Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our People and ESG Committee:

Name	Age	Position	Year First Elected
Claudia Sender Ramirez	51	Coordinator and effective member	2021
Dan Ioschpe	61	Effective member	2023
Raul Calfat	73	Effective member	2023
Todd Messer Fremann	66	Effective member	2026
Cibele Castro	60	External member	2023
Cibele Castro. Mrs. Castro holds a degree in Psychology from Universidade Católica de Santos, in 1988, with a postgraduate degree in Neuroscience and Behavior from the Pontifícia Universidade Católica do Rio Grande do Sul (PUC/RS), in 2020. She studied Corporate Governance: Maximize your effectiveness in the Boardroom, at The Wharton School of the University of Pennsylvania, in 2023. Mrs. Castro is certified in Innovation by the Global Innovation Management Institute and certified as Board Member by Experience (CCA) by the IBGC, in 2017. Mrs. Castro is an external member of our People and ESG Committee.She is the coordinator of the People Committee at GDE (Dislub Equador Group), since 2023. She is an External Member of the People Committee of Grupo Jacto, since 2026 . She has been board director since 2008 in the Energy and Telecom sectors. She has 20 years of experience as C-level in family-owned companies and publicly traded multinational companies, in charge of People, IT, Supply Chain, Logistics, Innovation, R&D, Environment, Safety, Security and Infrastructure, with local, regional, and global responsibilities.
For the biographical descriptions of the other members of the People and ESG Committee, see “—A. Board of Directors” above.
Strategy and Innovation Committee
Our Strategy and Innovation Committee has no executive power and its members are appointed by our board of directors. The majority of its members shall be independent members of our board of directors, and the remaining members can be external members, pursuant to paragraph 1 of Section 34 and paragraph 3 of Section 37 of our by-laws. The primary purpose of our Strategy and Innovation Committee is to assist the board of directors. The Strategy and Innovation Committee’s responsibilities include assisting the board of directors in the performance of its duties, focused on the following areas: (i) strategic objectives and macro-projects relating to our strategic plan and action plan, and (ii) potential opportunities in the assessment of new business.

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our Strategy and Innovation Committee:

Name	Age	Position	Year First Elected
Mauro Kern Júnior	65	Coordinator	2025
Kevin Gregory McAllister	62	Effective member	2021
Nelson Pedreiro	62	Effective member	2025
Raul Calfat	73	Effective member	2017
José Mucio Monteiro Filho	77	External member	2026
José Mucio Monteiro Filho. Mr. Monteiro Filho is a civil engineer, graduated from the Polytechnic School of the University of Pernambuco (UPE) in 1971. He currently serves as an external member of Embraer S.A.’s Strategy and Innovation Committee, a member of the Board of Directors of Companhia Estadual de Gás – CEG/RJ and Tupy S.A. and holds the position of Minister of State for Defense. He has held elected positions as mayor of the municipality of Rio Formoso, in the state of Pernambuco (1982–1983), and as a federal congressman (1991–2011). Among his main parliamentary activities, he served as national president of the PFL (1992–1993); leader of the PTB in the Chamber of Deputies; and Government Leader from March 7, 2007, to November 30, 2007. In his public career, he was president of the Pernambuco Electric Energy Company (Celpe) in 1983; Secretary of Transport, Communications, and Energy of the State of Pernambuco (1983–1986); Municipal Secretary of Planning, Urban Development, and Environment of Recife (1997–1998); Minister of State and Chief of the Institutional Relations Secretariat of the Presidency of the Republic (2007–2009); Minister of the Federal Court of Accounts (TCU) from 2009 to 2020; and President of the TCU (2019–2020).
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
Our fiscal council is composed of three to five members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under Brazilian Corporate Law, if a company acquires control of another company, minority shareholders that in the aggregate hold at least 10% of the voting shares also have the right to elect separately one member of the fiscal council. This provision will not be applicable to us as long as we are subject to widespread control. Set forth below are the names, ages, the year first elected and positions of the members of our fiscal council elected at our annual shareholders’ meeting held on April 29, 2025.

Set forth below are the names, ages, position and the year first elected and brief biographical descriptions of the members of our fiscal council as of the date of this annual report:

Name	Age	Position	Year First Elected
Mario Ernesto Vampré Humberg	62	Chairperson	2020
Carla Alessandra Trematore	50	Vice Chairperson	2022
Elvira Baracuhy Cavalcanti Presta	57	Member	2024
Alexandre Navarro Garcia	59	Member	2024
Raphael Manhães Martins	43	Member	2024

Mario Ernesto Vampré Humberg. Mr. Humberg holds a degree in economics from the University of São Paulo, an MBA in Finance, and an extension course in controllership from Faculdade Trevisan. He has participated in several executive education courses, including: Corporate Governance for Startups (IBGC – São Paulo, SP), Venture Deals – 2021 (Kauffman Fellows / Techstars – Silicon Valley, USA), Fiscal Council in Practice (IBGC – São Paulo, SP), Leading Business Change (thyssenkrupp Academy – Essen, Germany), Champion Six Sigma (thyssenkrupp Academy – Campo Limpo Paulista, SP), Shaping Complex Business (IMD Business School – Geneva, Switzerland), Management Counselor Preparation Program (Fundação Dom Cabral – Belo Horizonte, MG), Maximizing Leadership Impact (Harvard Business School – Boston, USA), Skills, Tools & Competencies Program (FDC/Kellogg School of Management – Evanston, USA), and Breaking New Grounds (Harvard Business School – Boston, USA). Mr. Humberg has been a member of the Embraer Fiscal Council since April 2020 and Chairman since April 2023. He is also President of the Advisory Board of the Campinas Paralympic Association (APC), financial Vice Chairman of Poliangels, and a member of the Advisory Board of Purcom Quimica. He advises several startups, including Talento Senior, Agrimutual and Associação Paraolimpica de Campor, mentors for startups, NGOs, and young people. From 2008 to 2020, Mr. Humberg served as a Member of the Statutory Board and CFO at thyssenkrupp Metalúrgica Campo Limpo, overseeing the financial areas (controlling, treasury, accounting, costs, taxes, and risks), legal and compliance, information technology, human resources, and purchasing across the three legal entities within the group.
Carla Alessandra Trematore. Ms. Trematore holds a bachelor’s degree in computer science from the Universidade Estadual Paulista (UNESP) and a bachelor’s degree in accounting sciences from the Pontifical Catholic University of Minas Gerais (PUC Minas). She worked at independent auditing firms Arthur Andersen, Deloitte, and EY from 1996 to 2010. She was a partner at Hirashima & Associados, where she led accounting and financial consulting services, and also served as a consultant for the Accounting, Actuarial, and Financial Research Institute Foundation (FIPECAFI). From July 2014 to August 2017, she served controller positions in electricity generation companies. She chaired the Audit Committee at Caixa Econômica Federal and currently serve on the Board of Directors, fiscal councils and audit committees of several companies. Ms. Trematore has been an effective member of the Company’s Fiscal Council since April 2023, and Vice Chairman since April 2024, after serving as an alternate member from 2022 to 2023.
Alexandre Navarro Garcia. Mr. Garcia currently serves as the Superintendent of Compliance, Integrity, and Risk Management at Finep. He is a member of the FGV Mediation and Arbitration Chamber and holds certification as an Administration Advisor by IBGC, in the Experience – CCIe modality. He holds an academic master’s degree in comparative studies on the Americas from UnB, along with postgraduate degrees in public management (ENAP), parliamentary advisory and legislative process (UnB), and legislative law (UFMS). He also has a specialization in mediation and arbitration (FGV) and a degree in administration (UnB). Mr. Garcia is certified in “Improvement in Governance, Integrity, and Capital Markets for Administrators of Public Companies and Mixed Economy Companies” (IBGC), as well as in “Prevention of Money Laundering and Financing of Terrorism,” “Prevention and Fight Against Corruption,” and “Risk Management for Bank Administrators, Directors, and Advisors” (BRB). From January 2015 to April 2019, he was the president of the Federal District Development Agency, TERRACAP, as well as president of BRB Serviços and director of BRB Finance. From January 2014 to December 2017, he served as a member of the United Nations Committee of Experts on Public Administration (UNCEPA/DESA), a UN think tank consisting of 24 experts from around the world, with equal gender representation. He had been an observer from 2006 to 2013. From January 2011 to October 2013, Mr. Garcia was the Deputy Minister and interim Minister of State for National Integration. From February 2004 to December 2010, he served as National Secretary of the Ministry of Science, Technology, and Innovation (MCTI) and Chief of Staff to the Minister. Prior to that, from May 1991 to January 2004, he worked as a technical and plenary advisor and taught Legislative Process and Technique at the Center for Qualification and Training (CEFOR) at the Brazilian Federal Chamber. Earlier in his career, he taught chemistry at the Colégio Militar (Brasília), where he prepared

Armed Forces employees for supplementary high school exams, and also taught high school Mathematics at Colégio Alvorada (916 Norte, Brasília). He has served as president of the Boards of Directors of Alcântara Cyclone Space (ACS - MCTI), TERRACAP and Companhia de Desenvolvimento dos Vales do São Francisco e Parnaíba (CODEVASF). He has also been a member of the Boards of Directors of the National Center for Advanced Electronic Technology (CEITEC), the Financing Mechanism for Studies and Projects (FINEP), Rio de Janeiro Airport Concessionaire (Riogaleão SA), Imprensa Paulista (IMESP – Government of São Paulo), the Corumbá IV Hydroelectric Plant, and CEASA/DF. Mr. Garcia chaired the Fiscal Council of NUCLEP and served as a member of the Fiscal Council of FURNAS. He is currently a member of the Fiscal Council of INFRAERO. Additionally, he was the president of the Agribusiness Sector Fund (CT/Agro - MCTI) and a member of the Deliberative Council of the Brazilian Agency for Industrial Development (ABDI). Throughout his career, Mr. Garcia has received numerous national honors, including the Order of Legislative Merit (Chamber of Deputies), the National Order of Scientific Merit (MCTI), the Civil Defense Medal (MI), the Order of Defense Merit (MD), the Order of Naval Merit (Navy Command), the Medal of Honor of the State of Minas Gerais (Medalha da Inconfidência Mineira), and the Medal of the Order of Merit Ensign Joaquim José da Silva Xavier – Tiradentes (Military Police of the Federal District). He has been a member of the Fiscal Council of Embraer S.A. since April 2024.
Elvira Baracuhy Cavalcanti Presta. Ms. Presta holds both a bachelor’s degree and a master’s degree in business administration from UFPE. She completed the Advanced Boardroom Program for Women and the Advanced Program for CEOs and Board Members at Saint Paul Escola de Negócios. Her executive education includes programs at CKGSB (China), LSE (UK), IMD (Switzerland), ESADE (Spain), the University of Chicago Graduate School of Business (USA), and IBGC (Brazilian Corporate Governance Institute). In 2018, she was elected as an Independent Board Member and member of the Audit and Risk Committee of Eletrobras. From 2019 to 2023, she served as Eletrobras’ CFO and IR Officer, leading its turnaround and privatization process. She was Interim CEO from March to May 2021 and led the company’s global follow-on offering in June 2022, raising R$33.7 billion and transitioning the company from a state-owned entity to a fully privatized corporation. Prior to Eletrobras, Ms. Presta was Executive Director of Planning and Control at Neoenergia, Finance Director of MRS Logística, and Controller at Light. She has been a member of the NYSE Board Advisory Network, Women Corporate Directors (WCD), and a Board Member of IBEF-SP (Brazilian Institute of Financial Executives). She has been an Executive Officer of New Wave since October 2025, an independent Governance Board Member of Neoenergia since August 2025, an effective member of the Fiscal Council of Embraer S.A. since April 2024 as well as of Gerdau S.A. since April 2024. She has been a member of the Audit Committee of Copa Energia since June 2024.
Raphael Manhães Martins. Mr. Manhães Martins is a lawyer, holding a law degree from the State University of Rio de Janeiro (UERJ) and a Master’s candidate in Economics and Finance at Fundação Getúlio Vargas – EPGE/FGV. He has been a partner at the law firm Manhães Martins Advocacia since 2023. He is certified as an experienced board member and fiscal council by the Brazilian Corporate Governance Institute (IBGC). Currently, he serves as a member of the Fiscal Councils of Embraer S.A. since 2024, of Vale S.A. since 2015 (serving as Chairman since 2025), and of Americanas S.A. since 2023 (serving as Chairman since 2024). Over the last five years, his primary experiences were: member of the Boards of Directors of Oi S.A. (from 2021 to 2025), Light S.A. (from 2023 to 2025 and from 2018 to 2019), of the Fiscal Councils of Companhia Paranaense de Energia – Copel (from 2021 to 2023), of Cielo S.A. (from 2022 to 2023) and of Oi S.A. (2019 to 2021), and of the Audit Committees of Light S.A. (from 2024 to 2025) and Oi S.A. (in 2025).

D.Employees

The table below sets forth the number of our employees (including employees of our wholly owned subsidiaries) by category as of the dates indicated. Our total consolidated employees include employees at of our subsidiaries and joint ventures, including Atech, EVE, OGMA, Tempest and Visiona:

	As of December 31,
	2025	2024	2023
Production Process	11,757	11,083	10,112
Research and Development	3,553	3,998	3,858
Customer Support	3,640	3,365	3,216
Administrative—Production Support	338	301	274
Administrative—Corporate	2,635	1,997	1,537
Total (including only wholly owned subsidiaries of Embraer S.A)	21,923	20,744	18,997
Total Consolidated Employees	25,037	23,898	21,889
As of December 31, 2025, approximately 86.9% of our workforce was employed in Brazil. Most of our technical staff is trained at leading Brazilian engineering schools, including ITA, which is located in the city of São José dos Campos.
Embraer fully supports the choice of union association of its employees. As of December 31, 2025, 7.4% of our Brazilian employees were unionized, and, according to Brazilian labor laws, salary readjustments and other clauses negotiated in collective bargaining agreements extend to the entire category. As a result, all of our Brazilian employees are covered by clauses negotiated in these agreements.
We actively support the training and professional development of our employees. We have established a program at our facility in the city of São José dos Campos to provide newly graduated engineers with specialized training in aerospace engineering.
E.Share Ownership
As of December 31, 2025, our board members owned one of our common shares and 250 ADR. As of the same date, our executive officers owned 600 of our common shares. Members of our fiscal council owned 1,200 of our common shares, and none of our directors individually owned more than 1.0% of the outstanding common shares.
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
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

The table below sets forth information related to the number of shares held by our significant shareholders, as of December 31, 2025, in accordance with the most recent shareholder position information provided to us:

	Common Shares
	Shares(1)	(%)
BlackRock, Inc(2).	40,711,074	5.50
BNDES Participações S.A.—BNDESPAR(3)	39,762,489	5.37
Brazilian government(4)	1	0.00
Shares in company treasury	17,698,905	2.39
Others	642,292,575	86.74
Total	740,465,044	100.00
______________
(1)The number of common shares includes common shares and common shares represented by ADSs. See “Item 12—D. American Depositary Shares.”
(2)Blackrock Inc. is an American global investment management corporation based in the city of New York, United States of America. Founded in 1988, initially as a risk management and fixed income institutional asset manager, BlackRock is the world’s largest asset manager.
(3)BNDES Participações S.A. – BNDESPAR, or BNDESPAR, is a wholly owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian government-owned national development bank of Brazil.
(4)The Brazilian government (União Federal) holds our “golden share.” See “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights of Shares—Golden Share.”
There have been no significant changes in percentage ownership by any major shareholder in the past three years. As of December 31, 2025, we had over 83,924 holders of common shares, including common shares in the form of ADSs. As of December 31, 2025, an aggregate of 14,446 ADSs were held by 139 record holders, including The Depository Trust Company in the United States of America.
B.Related Party Transactions
Overview
The Brazilian Federal Government, through its direct and indirect stakes in us and its ownership of our “golden share,” is a shareholder in the Company. The issuance of the “golden share” was a requirement of the regulations governing our privatization in 1994 and grants the Brazilian Federal Government veto rights over certain military-related programs and corporate actions (including transfers of control and changes in our name, logo and corporate purpose). For additional information on the voting rights of our golden share, see “Item 10. Additional Information—B. Memorandum And Articles Of Association—Voting Rights Of Shares—Golden Share.” As of December 31, 2025, in addition to the “golden share,” the Brazilian Federal Government owned an indirect 5.37% stake in us through BNDESPAR, a wholly owned subsidiary of the BNDES, which, in turn, is controlled by the Brazilian Federal Government. As a result, for the purposes of this annual report’s disclosure requirements, we consider transactions between Embraer and the Brazilian Federal Government or its agencies as falling within the definition of “related party transactions.”
The Brazilian Federal Government plays an important role in our business activities, including as:
✈a major customer of our defense products, through the Brazilian Air Force;
✈a source for research debt financing through technology development institutions, including FINEP and BNDES;
✈an export credit agency, through BNDES; and
✈a source of short-term and long-term financing and a provider of asset management and commercial banking services, through Banco do Brasil S.A.

For additional information on the role of the Brazilian Federal Government in our business activities, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Lines of Credit,” “Item 4. Information On The Company—B. Business Overview—Aircraft Financing Arrangements,” and “Item 3. Key Information—D. Risk Factors—Business Operations and Contracts—Any decrease in Brazilian government-sponsored customer financing or increases in government-sponsored financing that benefits our competitors, may decrease the competitiveness of our aircraft. ” For additional information regarding our related party transactions, see note 12.1 to our 2025 audited consolidated financial statements.
Relationships with the Brazilian Federal Government as a Major Customer
We are the largest supplier of defense products to the Brazilian Federal Government, according to Brazilian government sources, mainly through the Brazilian Air Force, which has been a significant customer of Embraer since its inception. In 2025, the Brazilian government, mainly through the Brazilian Air Force, accounted for US$ 110 million of the revenue from sales of our Defense & Security segment. In addition, as of December 31, 2025, we had US$ 253.5 million in total assets and US$104 million in total liabilities in connection with the Brazilian Armed Forces. For a description of our transactions with the Brazilian government, see “Item 4. Information On The Company—B. Business Overview—Defense & Security Segment.” For additional information on our relationship with our key customers, see “Item 3. Key Information—D. Risk Factors—Industry and Competition— We depend on key customers.”
Relationships with the Brazilian Federal Government as a Financing Source
The Brazilian Federal Government has been a source of export financing for our customers through the BNDES-Exim program, managed by BNDES. For additional information on our aircraft financing arrangements, see “Item 4. Information On The Company—B. Business Overview—Aircraft Financing Arrangements.”
We also entered into credit working capital and export financing agreements with BNDES, which as of December 31, 2025, had a total amount of US$338.3 million and of US$17.8 million with FINEP. The consummation of the financing is subject to customary conditions precedent. For additional information on the amounts, maturity dates and interest rates of these agreements, see“Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Credit Facilities And Lines Of Credit.”
Relationships with the Brazilian Federal Government as a Service Provider
As of December 31, 2025, we maintained cash and cash equivalents and financial investments of US$496.8 million with Banco do Brasil S.A., which is controlled by the Brazilian Federal Government, and with Brazilian Federal Government itself. Banco do Brasil S.A. has been a provider of regular commercial banking and asset management services to us for many decades and is one of the banks responsible for the payment of our payroll expense. These services include maintaining our checking account.
As of December 31, 2025, US$43.4 million of our cash and cash equivalents and financial investments were indexed to the variation of the CDI rate.
C.Interests of Experts and Counsel
Not applicable.
Item 8.FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See to “Item 18. Financial Statements” for our consolidated financial statements and report of our independent registered public accounting firm included elsewhere in this annual report.
Legal Proceedings
Labor Lawsuits
We are defendants in individual labor lawsuits, for which we are awaiting the decision of the Brazilian labor courts. Due to the immaterial amount involved in these legal proceedings, we do not believe that any liabilities related to these individual labor lawsuits would have a material adverse effect on our financial condition or results of operations. For a further discussion of our labor lawsuits, see note 23 to our 2025 audited consolidated financial statements.
Tax Matters
We have challenged the constitutionality of certain Brazilian taxes and payroll charges, as well as modifications to and increases in the rates and basis of calculation of those taxes and charges and have obtained writs of mandamus or injunctions to avoid their payment or recover past payments. For a further discussion of our tax lawsuits, see notes 22 and 23 to our 2025 audited consolidated financial statements.
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
As of December 31, 2025, there was a US$46.5 million provision recorded as a liability (taxes, labor and civil related) in our statement of financial position in connection with litigation contingencies that we classify as representing probable losses to us. For a further discussion of these provisions and contingent liabilities, see note 23 to our 2025 audited consolidated financial statements.
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
Amounts Available for Distribution
At each annual shareholders’ meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporate Law, net profits are defined as net income after income taxes and social contribution taxes for the fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our profits, determined under IFRS. In accordance with the Brazilian Corporate Law and our by-laws, the amounts available for dividend distribution are the amounts determined under IFRS in our parent company financial statements. The amount for distribution is equal to our net income after taxes less (or plus):
✈any amounts allocated from the net income after taxes to the legal reserve, and
✈any amounts allocated from the net income after taxes to a contingency reserve for anticipated losses or the reversion of the reserve constituted in previous fiscal years.
We are required to maintain a legal reserve to which we must allocate 5% of net profits for each fiscal year until the amount of the legal reserve equals 20% of our capital stock. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Net losses, if any, may be charged against the legal reserve. The balance of our legal reserve was US$224.6 million, which was equal to 14.5% of our capital stock as of December 31, 2025.
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
✈price-level restatement of statement of financial position accounts;
✈the share of equity earnings of affiliated companies; and
✈profits from installment sales to be received after the end of the next succeeding fiscal year.
According to our by-laws and subject to shareholder approval, our board of directors may allocate to an investment and working capital reserve up to 75% of our parent company adjusted net income after taxes. The reserve may not exceed 80% of our capital stock. The purpose of the investment and working capital reserve is to make investments in fixed assets or increase our working capital. The balance of the investment and working capital reserve may be used:
✈in the deduction of accumulated losses, whenever necessary;
✈in the distribution of dividends, at any time;
✈in the redemption, withdrawal, purchase or open market repurchase of shares, as authorized by law; and
✈to increase our capital, including by means of an issuance of new shares.
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
Revenue reserves are established in accordance with Brazilian corporate law and our by-laws. These reserves are calculated and recorded based on earnings determined as if Brazilian reais were the presentation currency. Dividend distributions are also determined in accordance with Brazilian laws and regulations and are determined as if Brazilian reais were the presentation currency.
In the year ended December 31, 2024, we fully offset our accumulated losses against our income for the year attributable to the owners of the Company in an amount of R$1,593.1 million. As such, as of December 31, 2024, we had net income distributable as dividends (after accounting for accumulated losses absorption, constitution of the legal reserve and replenishment of the government grants reserve) in an amount of R$205.7 million, equivalent to US$33.2 million.
In the year ended December 31, 2025, we had net income distributable as dividends (after accounting for accumulated losses absorption, constitution of the legal reserve and replenishment of the government grants reserve) in an amount of R$1,855.4 million, equivalent to US$337.2 million. For further information, see note 27.7 to our 2025 audited consolidated financial statements.
Mandatory Distribution
The Brazilian Corporate Law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by the corporation for each fiscal year that dividends must be distributed to shareholders, also known as the mandatory distributable amount. Under our by-laws, the mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, and not on a fixed monetary amount per share. The Brazilian Corporate Law, however, permits a publicly held company to suspend the mandatory distribution of dividends if the board of directors and fiscal council report presented at the shareholders’ meeting indicate that the distribution would be inadvisable in view of Embraer’s financial condition. This suspension is subject to approval of holders of common shares. In this case, the board of directors shall file a justification for the suspension with the CVM.

Profits not distributed by virtue of the suspension will be attributed to a special reserve and, if not absorbed by subsequent losses, will be paid as dividends as soon as the financial condition of the corporation permits the payments.
Payment of Dividends
We are required by the Brazilian Corporate Law and by our by-laws to hold an annual shareholders’ meeting by the end of the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on our parent company financial statements prepared under IFRS for the relevant fiscal year. Brazilian companies, including us, are permitted to make a special distribution to shareholders referred to as interest on shareholders’ equity, which may be distributed cumulatively or in lieu of dividends as part of the mandatory distributable amount. Subject to certain limitations set forth by legislation, distribution of interest on shareholders’ equity can be treated as a tax-deductible expense for IRPJ and CSLL purposes. Under the Brazilian Corporate Law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or payments of interest on shareholders’ equity) in respect of its shares, after which the amount of the unclaimed dividends reverts to the Company.
The Brazilian Corporate Law allows a company to pay interim dividends out of preexisting and accumulated profits determined under IFRS for the preceding fiscal year or semester, based on financial statements approved by its shareholders. According to our by-laws, the shareholders may declare, at any time, interim dividends based on the preexisting and accumulated profits, provided that the mandatory dividend has already been distributed to the shareholders. Our by-laws also permit us to prepare financial statements semiannually and for shorter periods. Our board of directors may approve the distribution of dividends calculated with reference to those financial statements, even before they have been approved by the shareholders. However, the dividends cannot exceed the amount of capital reserves.
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
History of Dividend and Interest on Shareholders’ Equity Payments and Dividend Policy
Law No. 9,249, dated December 26, 1995, as amended by Supplementary Law No. 224/2025, provides for the distribution of interest on shareholders’ equity as an alternative form of payment to shareholders and treats those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits. These distributions may be paid in cash. The interest is limited to the daily pro rata variation of the TJLP (long term interest rate) and cannot exceed the greater of:
✈50% of net income (after the deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as net interest on shareholders’ equity) for the period in respect of which the payment is made; or
✈50% of the sum of retained profits and profit reserves as of the beginning of the period in respect of which the payment is made.

Any payment of interest on shareholders’ equity to holders of ADSs or common shares, whether or not they are Brazilian residents, is subject to Brazilian withholding income tax. The withholding tax rate, formerly 15% was increased to 17.5%. In cases where the beneficiary is resident in a tax haven jurisdiction, that is, a country or location that does not impose any income tax or which imposes the tax at a maximum rate of less than 20%, or in which the domestic legislation imposes restrictions on the disclosure of the shareholding composition or the ownership of the investment, the applicable withholding income tax rate remains 25%, unchanged. For additional information on Brazilian taxes, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.” The amount paid to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of any mandatory distributable amount.
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
No dividends nor interest on shareholders’ equity were approved, and no such payments were made, in the year ended December 31, 2024 and 2023. In 2025, our shareholders approved a dividend distribution in an amount of R$463.8 million and our board of directors approved the payment of interest on our capital in an amount of R$437.2 million, in each case with respect to profits generated in the year ended December 31, 2025.For additional information, see “—Mandatory Distribution” above and note 27.7 to our 2025 audited consolidated financial statements.
Brazilian Corporate Law and our by-laws require us to establish revenue reserves, which must be calculated and recorded based on financial statements in Brazilian reais, which is our presentation currency, instead of financial statements in U.S. dollar, which is our functional currency. Additionally, dividend distributions must align with financial statements in Brazilian reais. As of December 31, 2024, income for the year attributable to controlling shareholders of the Company amounted to R$1,918.9 million. As of December 31, 2025, income for the year attributable to controlling shareholders of the Company amounted to R$1,953.0 million.
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
Our legal reserve corresponds to an annual allocation of 5% of our net income for the year and cannot exceed 20% of the share capital or 30% in the sum of this reserve and capital reserves pursuant to the Brazilian Corporate Law and our by-laws.
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
We intend to declare and pay dividends and/or interest on shareholders’ equity, as required by the Brazilian Corporate Law and our by-laws. Our board of directors may approve the distribution of dividends and/or interest on shareholders’ equity, calculated based on our semiannual or quarterly financial statements. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common shares. The amount of any distributions will depend on many factors, including our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future continue to determine it is in our benefit to distribute interest on shareholders’ equity.
B.Significant Changes
Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial condition or results of operations since December 31, 2025. For further information, see note 36 to our 2025 audited consolidated financial statements.

Item 9.THE OFFER AND LISTING
A.Offer and Listing Details
Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “EMBJ.” In addition, our common shares are traded on the B3 under the symbol “EMBJ3.” Each ADS represents four common shares.
Our ADSs began trading on the NYSE on June 5, 2006, with each ADS representing four common shares issued by us. The ADSs are issued under a deposit agreement and J.P. Morgan Chase Bank N.A., or J.P. Morgan, serves as depositary under that agreement.
B.Plan of Distribution
Not applicable.
C.Markets
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
The B3 is less liquid than the NYSE and other major exchanges in the world. As of December 31, 2025, the B3 had an aggregate market capitalization of approximately R$4.8 trillion, equivalent to US$0.9 trillion. In comparison, the NYSE had a market capitalization of approximately US$31.4 trillion on the same date. Although any of the outstanding shares of a listed company may trade on the B3, in most cases less than one-half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2025, we accounted for approximately 1.3% of the market capitalization of all listed companies on the B3. There is also significantly greater concentration in the Brazilian securities markets than in the NYSE or other major exchanges.
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
These requirements include provisions that:
✈establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade those securities or to exercise any of those securities’ underlying rights;
✈specify examples of facts that are considered to be material, which include, among others, the execution amendment or termination of a shareholders’ agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
✈oblige the investor relations officer, controlling shareholders, other officers, directors, members of the audit committee and other advisory boards to disclose material facts;
✈require simultaneous disclosure of material facts to all markets in which the corporation’s securities are admitted for trading;
✈require the acquirer of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to de-list the corporation’s shares, within one year;
✈establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake;
✈restrict the use of insider information; and
✈prohibits the company controlling shareholders, directors, members of the board of directors and the supervisory board to carry out any trading with the securities issued by the company, or related to them, during the period that comes before the date of disclosure of the information quarterly accounting and annual financial statements of the company.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10.ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Set forth below is certain information concerning our capital stock, and a brief summary of certain significant provisions of our by-laws, the Brazilian Corporate Law, the relevant rules and regulations of the CVM, and the relevant Novo Mercado rules applicable to our capital stock. This description does not purport to be complete and is qualified by reference to our by-laws and to Brazilian law.

Corporate Purpose
We are a corporation duly incorporated with a principal place of business and jurisdiction in the city of São José dos Campos, São Paulo, Brazil, governed mainly by our by-laws and the Brazilian Corporate Law. According to article I of our by-laws, our corporate purpose is to (i) design, build and market aircraft, equipment, materials, systems, software, accessories and components for the aerospace, defense, security, energy and other industries that require complex, integrated systems to support their operations; (ii) carry out other technological, industrial, commercial and service activities related to the aerospace, defense, security, energy or other industries that require complex, integrated systems to support their operations; (iii) contribute to the training of technical personnel needed for the industries listed in the items above; and (iv) engage in the generation of electrical energy for self-consumption with the possibility of selling surplus.
Description of Capital Stock
General
As of December 31, 2025, our capital stock consisted of a total of 740,465,044 issued common shares, without par value, including 17,698,905 common shares held in treasury and one special class of common shares known as the “golden share,” held by the Brazilian Federal Government. Our by-laws authorize the issuance of up to 1,000,000,000 common shares by a resolution of the board of directors, irrespective of any amendment to our by-laws and of shareholder approval. As of the date of this annual report, we had 722,766,139 outstanding common shares, which were fully paid. Our shareholders must approve at a shareholders’ meeting any capital increase that exceeds the above-referenced authorized capital stock. Our shareholders are not liable for further capital calls. Their liability is limited to the amount of any portion of our capital stock which they have subscribed but have not fully paid in.
Common Shares
Each common share is generally empowered with one vote at our shareholders’ meetings. Pursuant to our by-laws and the B3 listing agreement in connection with the listing of our shares on the Novo Mercado listing segment of the B3, we cannot issue shares without voting rights or with restricted voting rights.
Changes to rights granted to common shares under our by-laws would generally require an amendment to our by-laws. Under the Brazilian Corporate Law, an amendment to our by-laws requires shareholder approval in a shareholders’ meeting. Changes to our by-laws would generally require approval by a simple majority vote of holders of common shares, except for matters that require the approval of shareholders representing at least one-half of the issued and outstanding voting shares or for matters subject to the approval of our golden share. For additional information on qualified quorum matters and on voting rights relating to the golden share, see “—Voting Rights of Shares—Qualified Quorum Matters” and “—Voting Rights of Shares—Golden Share,” respectively.
The Brazilian Corporate Law and our by-laws require that all our shareholders’ meetings be called by publication of a notice in a newspaper of general circulation in the city where our headquarters are located, in a summarized form and with simultaneous disclosure of the full text of the documents on the page of the same newspaper online, which must provide digital certification of the authenticity of the documents kept on the page issued by a certifying authority accredited by the Brazilian Public Key Infrastructure (ICP-Brazil), currently the O Vale in São José dos Campos, at least 30 days prior to the meeting (pursuant to Article 19 of our by-laws and CVM best practice for companies with American depositary shares). In addition, publications are made in another newspaper of general circulation in São Paulo, where the São Paulo Stock Exchange is located, currently the Valor Econômico. The quorum to hold a shareholders’ meetings at first call is the presence of shareholders representing at least 25% of the common shares (except for meetings convened to amend our by-laws or to waive the public tender offer required for delisting from Novo Mercado, which require a quorum of at least two-thirds of the common shares at first call); and at second call the meeting can be held with the presence of any number of shareholders.
The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the by-laws, the indication of the relevant matters. In certain circumstances, at the request of any shareholder (and as per additional regulations from CVM) and after hearing us, the CVM may (i) order, upon a reasoned decision, that the meeting be postponed for up to 30 days, in case there is insufficient information for a vote to be held, which term will be counted as of the date on which complete information is delivered to shareholders; and (ii) stay call notices for up to 15 days in order to review the agenda and proposals subject to a shareholder vote at the meeting and, as the case may be, inform the company the reasons why CVM understands that items of the agenda breach laws or regulations. CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution No. 81”), also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, except if otherwise required by law or CVM regulations.
According to our by-laws, in order to attend a shareholders’ meeting, a shareholder must show the evidence of ownership of the shares it intends to vote by showing an identification document and a proof of share ownership. Our shareholders may be represented at shareholders’ meetings by a proxy, issued within a one-year period prior to the meeting to (1) one of our directors or officers, (2) a lawyer or (3) a financial institution. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at shareholders’ meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the by-laws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code. Investment funds must be represented by their administrator. CVM Resolution No. 81 prohibits the Company from conditioning the exercise of rights by the shareholders in the shareholders’ meeting to the presentation of documents to prove circumstances related to the ownership of shares that can be objectively verified based on ownership records already held by the Company.
Alternatively, the shareholders might participate in a shareholders’ meetings through a remote voting mechanism, which is regulated by CVM Resolution No. 81, and aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals and candidates for the election of members of the board of directors or fiscal council. For this purpose, this regulation provided the following:

✈the use of remote voting bulletins through which shareholders may exercise their right to vote prior to the date the general meeting is held. The use of such remote voting bulletins is mandatory for all shareholders’ meetings, whether general or special, ordinary or extraordinary, except for the cases expressly waived and may be forwarded by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit); (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); (c) to the central depositories; or (d) directly to the company;
✈the possibility of inclusion of candidates for the Company's Board of Director and Fiscal Council and proposals of deliberation of shareholders in that bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in shareholders’ meetings;
✈the deadlines, procedures and ways of sending this bulletin, which may be forwarded by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit) or; (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); or (c) directly to the company; and
✈the possibility of publicly held companies to hold virtual or hybrid (i.e., physical and virtual) shareholders’ meetings, or in ancillary physical locations, including certain procedures that must be adopted by such companies when holding these types of meetings. The notice to a shareholders’ meeting must indicate the format of the meeting and the actions that shareholders must take to participate remotely.

According to the Brazilian Corporate Law, the common shares are entitled to dividends in proportion to their share of the amount available for distribution. For additional information on payment of dividends on our shares, see “Item 8. Financial Information—A. Consolidated Statements And Other Financial Information—Dividends And Dividend Policy.” In addition, upon any liquidation of the Company, and after the discharge of all our liabilities, the common shares are entitled to return of capital in proportion to their share of our shareholders’ equity.
According to the Brazilian Corporate Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:
✈the right to participate in the distribution of profits;
✈the right to participate in any remaining residual assets in proportion to its equity interest in our share capital in the event of liquidation of the company;
✈preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights”;
✈the right to supervise our management in accordance with Article 109 of the Brazilian Corporate Law; and

✈the right to appraisal rights in the cases specified in the Brazilian Corporate Law, which are described in “—Redemption and Right of Withdrawal.”
Golden Share
The golden share is held by the Brazilian Federal Government. For a discussion of the rights to which the golden share is entitled, see “—Voting Rights of Shares—Golden Share.”
Voting Rights of Shares
Each common share is generally empowered with one vote at the general shareholders’ meeting. Pursuant to our by-laws and the B3 listing agreement in connection with the listing of our shares on the Novo Mercado listing segment of B3, we cannot issue shares without voting rights or with restricted voting rights.
Qualified Quorum Matters
Under the Brazilian Corporate Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the matters described below (among others):
✈reducing the mandatory distribution of dividends;
✈changing our corporate purpose;
✈merging into or consolidating with another company, subject to the conditions set forth in the Brazilian Corporate Law;
✈transferring all of our shares to another company or receiving shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of the other company, known as a merger of shares (incorporação de ações);
✈participating in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein;
✈conducting a spin-off;
✈dissolving or liquidating us;
✈canceling any ongoing liquidation of us; or
✈creating preferred shares with greater privileges than the existing shares or changing a priority, preference, privilege or condition of redemption or amortization of preferred shares.
In the event of the last item described above, the approval of shareholders representing the majority of issued and outstanding shares of the affected class would also be required. Our by-laws currently provide that our capital stock shall be divided exclusively into common shares and the only special class is our golden share. For additional information on the golden share, see “—Golden Share.”
Limitations on the Voting Rights of Certain Holders of Common Shares
Our by-laws provide that, at any shareholders’ meeting, no shareholder or group of shareholders, including brokers acting on behalf of one or more holders of ADSs, may exercise votes representing more than 5% of the quantity of shares into which our capital stock is divided. Votes that exceed this 5% threshold will not be considered.
For purposes of our by-laws, two or more of our shareholders are considered to be a “group of shareholders” if:
✈they are parties to a voting agreement;
✈one of them is, directly or indirectly, a controlling shareholder or controlling parent company of the other, or the others;
✈they are companies directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders; or

✈they are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universalities of rights or any other forms of organization or undertaking (i) with the same administrators or managers, or further (ii) whose administrators or managers are companies that are directly or indirectly controlled by the same person/entity, or group of persons/entities, which may or may not be shareholders.
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
Our by-laws provide that, at any shareholders’ meeting, non-Brazilian shareholders and groups of non-Brazilian shareholders may not exercise voting rights representing more than two-thirds of the total votes of all of the Brazilian shareholders present at the meeting. The total number of votes that may be exercised by Brazilian shareholders and by non-Brazilian shareholders will be assessed after giving effect to the 5% voting limitation described above in “—Limitations on the Voting Rights of Certain Holders of Common Shares.” Votes of non-Brazilian shareholders that exceed this two-thirds threshold will not be considered. If the total vote of non-Brazilian shareholders at any shareholders’ meeting exceeds two-thirds of the votes that may be exercised by the Brazilian shareholders present at such meeting, the number of votes of each non-Brazilian shareholder will be proportionately reduced so that the total vote of non-Brazilian shareholders does not exceed two-thirds of the total votes that can be exercised by Brazilian shareholders present at the shareholders’ meeting.
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
For purposes of our by-laws, the following are considered to be “Brazilian shareholders”:
✈Brazilian individuals, whether native or naturalized, resident in Brazil or abroad;
✈legal private entities organized under the laws of Brazil that have their administrative head offices in Brazil and (i) do not have a foreign controlling parent company, unless the parent company meets the requirements of clause (ii) of this item, and (ii) are controlled, directly or indirectly, by one or more Brazilian individuals, whether native or naturalized, resident in Brazil or abroad; and

✈investment funds or clubs organized under the laws of Brazil that have their administrative head office in Brazil and whose managers and/or investors holding the majority of their equity interests are persons/entities referred to above.
A Brazilian shareholder will be required to provide evidence to us and the depositary agent for the book-entry registry that such shareholder satisfies the foregoing requirements and only after this evidence is given will the shareholder be included in the records of Brazilian shareholders.
For purposes of our by-laws, “non-Brazilian shareholders” are any individuals, legal entities, investment funds or clubs and any other organizations that are not considered Brazilian shareholders and that cannot evidence that they satisfy the requirements to for registration as Brazilian shareholders, according to our by-laws.
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
______________
(1)Number of votes calculated based on two-thirds of the Brazilian shareholders’ votes.
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
______________
(1)Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on such holding.
(2)Two-thirds of 60 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 40 votes.
Example 2
One Brazilian shareholder holds more than 5% of our capital, the other Brazilian shareholders hold 5% and non-Brazilian shareholders hold a total of 50%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	20	5	5.0	8.57	0.25
Brazilian B	5	5	5.0	8.57	1.00
Brazilian C	5	5	5.0	8.57	1.00
Brazilian D	5	5	5.0	8.57	1.00
Brazilian E	5	5	5.0	8.57	1.00
Brazilian F	5	5	5.0	8.57	1.00
Brazilian G	0.05	0.05	0.05	0.0857	0.01
Total Brazilians	50	35	35.0	59.99	1.00
Non-Brazilians(1)	50	50	23.3 (2)	40.00	0.47
Total	100.0	85.0	58.3	100.0	1.5
______________
(1)Assumes that no individual non-Brazilian shareholder holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.

(2)Two-thirds of 35 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 23 votes.
Example 3
No Brazilian shareholders hold more than 5% of our capital, a non-Brazilian shareholder holds 30% and other non-Brazilian shareholders hold a total of 40%, but without any individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	5	5	5.0	10.0	1.00
Brazilian B	5	5	5.0	10.0	1.00
Brazilian C	5	5	5.0	10.0	1.00
Brazilian D	5	5	5.0	10.0	1.00
Brazilian E	5	5	5.0	10.0	1.00
Brazilian F	5	5	5.0	10.0	1.00
Total Brazilians	30	30	30.0	60.0	1.00
Non-Brazilians A	30	5	2.2 (2)	4.4	0.07
Non-Brazilians(1)	40	40	17.8 (2)	35.6	0.44
Total	100.0	75.0	50.0	100.0	1.5
______________
(1)Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.
(2)Two-thirds of 30 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 20 votes, proportionally divided between Non-Brazilian A and the other non-Brazilians.
Example 4
Two Brazilian shareholders holding more than 5% of our capital, three Brazilian shareholders holding 5% and non-Brazilian shareholders holding a total of 30%, but without individual holdings higher than 5%.

Shareholder	% Shares Attending	Effective % of Votes After 5% Vote Restriction	Effective % of Votes After Non- Brazilian Restriction	% of Valid Votes	Vote Ratio (Votes/ Share)
Brazilian A	30	5	5.0	12	0.17
Brazilian B	25	5	5.0	12	0.20
Brazilian C	5	5	5.0	12	1.00
Brazilian D	5	5	5.0	12	1.00
Brazilian E	5	5	5.0	12	1.00
Total Brazilians	70	25	25.0	60	1.00
Non-Brazilians(1)	30	30	16.7 (2)	40	0.56
Total	100.0	55.0	41.7	100.0	1.6
______________
(1)Assumes that no individual non-Brazilian shareholder (except Non-Brazilian A) holds more than 5% of our capital. If a non-Brazilian shareholder holds more than 5% of our capital, this shareholder will also be subject to the 5% voting restriction on the holding.

(2)Two-thirds of 25 (total votes of the Brazilian shareholders after application of the 5% voting restriction) equals 16.7 votes.
Our by-laws limit any shareholder or group of shareholders from exercising voting control over us.
Golden Share
The golden share is held by the Brazilian Federal Government. The golden share is entitled to the same voting rights as the holders of common shares. In addition, the golden share entitles the holder thereof to veto rights over the following corporate actions:
✈change of our name and corporate purpose;
✈modification and/or application of our logo;
✈creation and/or alteration of military programs (whether or not involving Brazil);
✈development of third-party skills in technology for military programs;
✈discontinuance of the supply of spare parts and replacement parts for military aircraft;
✈transfer of our control;
✈any amendments to the list of corporate actions over which the golden share carries veto rights, including the right of the Brazilian government to appoint one acting member to our board of directors and the right of our employees to appoint two acting members to our board of directors and to the rights conferred to the golden share; and
✈changes to certain provisions of our by-laws pertaining to voting restrictions, rights of the golden share and the mandatory tender offer requirements applicable to holders of 35% or more of our outstanding shares.
The matters listed above are subject to prior approval by our board of directors, followed by prior notices to the Brazilian government and to the Brazilian Ministry of Finance. Within 30 days from the notice, the Brazilian government, as holder of the golden share, may exercise its veto rights. After such period or the pronouncement from the Brazilian government, the board of directors shall meet. In case of rejection of the Brazilian government, the board of directors shall reconsider the previous resolution. In case of approval or in the absence of a response from the Brazilian government within the 30-day period, the previous resolution will be ratified and will be deemed to have been approved by our board of directors. In certain cases, pursuant to our by-laws or applicable law, the matter must be subject to approval at a shareholders’ meeting, and the Brazilian government shall also be entitled to exercise its veto rights related to that matter.
Disclosure of the Ownership and Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council and of Significant Interest
Brazilian Requirements

Pursuant to CVM rules, our directors and officers and members of our fiscal council or of any technical or advisory committee are required to disclose to us, to the CVM and to the B3 the number, type and manner of acquisition of any securities issued by us, or by our publicly held subsidiaries, as applicable, and held by them or any persons related to them (such as a spouse, companion or dependent). We must provide the information regarding the trade of any such securities to CVM within 10 days following the end of the month in which they were traded or the month in which the management members were elected. The individuals mentioned above must also disclose to us any securities issued by us that are owned or traded by entities directly or indirectly controlled by them.

Such information must include:

• name and qualification of the person providing the information;
• amount, price, type, class and other characteristics of the shares or other securities transferred; and
• form of transfer (private transaction, stock exchange transaction or otherwise).

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership to the CVM and to the Brazilian stock exchange. In addition, according to CVM Resolution No. 44, dated August 23, 2021, as amended (“CVM Resolution 44”), if any shareholder or any group of shareholders, acting together or representing the same interest, increases or decreases its participation in our capital stock directly or indirectly (including not only shares but also other securities and derivative instruments referenced to our shares, whether settled physically or financially) exceeding thresholds of 5% multiples (i.e., 5%, 10%, 15% etc.), this person or entity must immediately disclose its shareholder ownership to us in the terms mentioned above, including the reasons for and purpose of the transaction and information on any agreement regarding the exercise of voting rights or the purchase and sale of the securities. After receiving such communication, we must disclose the change to CVM and the market. According to CVM Resolution 44, individual investment or disinvestment plans for direct or indirect controlling shareholders, members of any statutory governing bodies of a corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are allowed, subject to certain requirements.
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

Transfers of shares by a non-Brazilian shareholder are made in the same way and entered into by that shareholder’s local agent on the shareholder’s behalf except that if the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the foreign investor should also seek, through its local agent, an amendment of the corresponding electronic registration to reflect the new ownership, if necessary.
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
Our by-laws provide that the shareholders are responsible for determining the global remuneration of the members of our management bodies. Our board of directors is responsible for dividing the remuneration among the members of management. There are no specific provisions regarding the directors’ power to vote on their compensation in the absence of an independent quorum.
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
There is no requirement under the Brazilian Corporate Law or our by-laws that directors retire upon reaching a certain age. In addition, our by-laws do not provide for the re-election of directors at staggered intervals.
For additional information on our board of directors, see “Item 6. Directors, Senior Management And Employees—A. Directors And Senior Management—Board Of Directors”

Election of Board of Directors
The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of directors and no voting will be allowed on individual candidates. Our board of directors is appointed by our shareholders for a two-year term and three reserved seats as follows: (i) one acting member (and his or her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his or her alternate) to be appointed by our employees (one board member and his or her alternate will be appointed by the Employee Investment Club of the Company (CIEMB – Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate will be appointed by the non-shareholder employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our by-laws. A candidate may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected.
Any shareholder or group of shareholders has a right to propose and submit a slate of members for election to the board of directors different than the slate provided according to our by-laws (i.e., proposed by the board of directors). The same shareholder or group of shareholders may not submit more than one slate. Our by-laws also contain a provision whereby a shareholder that intends to appoint an alternative slate must send written notice at least ten days prior to the general meeting at which the members of the board of directors will be elected, providing us with the name and other particulars and professional resume of the candidates. In case we receive this notice, we must publish a press release to our shareholders, which also must be available on our website within at least eight days before the date of the general meeting, informing shareholders how to obtain a copy of the proposed slate.
Alternatively, the election of members of the board of directors may be conducted under a system of cumulative voting. According to the regulations of the CVM and to our by-laws, adoption of a resolution for cumulative voting depends on a written request by shareholders representing at least 5% of our capital stock, submitted at least 48 hours in advance of the time for which the general shareholders’ meeting has been called, including through a remote voting mechanism. Under the cumulative voting system, each share is entitled to the same number of votes as the number of board members to be elected (subject to the restriction on shareholders holding greater than 5% of the common shares and restrictions on non-Brazilian shareholders as per our by-laws), and each shareholder is entitled to concentrate votes in just one candidate or to distribute the votes among more than one or all of the candidates. Any vacant offices not filled due to a tie in the voting will be subject to a new vote, under the same process.
Preemptive Rights
Each of our shareholders has a general preemptive right to subscribe for shares in the event of any capital increase, or securities convertible into shares, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into shares is allowed for exercise of the right, and the right is negotiable. According to the Brazilian Corporate Law and our by-laws, the board of directors may, in its discretion, eliminate or reduce the exercise period of the preemptive rights of the shareholders in the event that we issue shares, debentures convertible into shares, or subscription warrants that will be offered either through a stock exchange or in a public offering, or through an exchange of shares in a public offering, the purpose of which is to acquire control of another company, as established by law.
In the event of a capital increase by means of the issuance of new shares, holders of ADSs, or of common shares, would, except under the circumstances described above, have preemptive rights to subscribe to any class of our newly issued shares. However, a holder may not be able to exercise the preemptive rights relating to the common shares underlying the ADSs unless a registration statement under the Securities Act is effective with respect to those shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available. For additional information on the risks related to our preemptive rights, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Holders of our ADSs might be unable to exercise preemptive rights with respect to the common shares”
Redemption and Right of Withdrawal
The Brazilian Corporate Law provides that, under limited circumstances, a shareholder has the right to withdraw from the company and to receive payment for his shares. This right of withdrawal may be exercised by dissenting shareholders (which may be shareholders’ attending the meeting and voting against the matters listed below or shareholders that did not attend the relevant meeting) if at least half of voting shares outstanding authorize us to:
✈reduce the mandatory distribution of dividends;

✈change our corporate purpose;
✈merge into or consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;
✈transfer all of our shares to another company or receive shares of another company in order to make the company whose shares were transferred a wholly owned subsidiary of the other company, known as a merger of shares (incorporação de ações);
✈acquire control of another company at a price which exceeds the limits set forth in the Brazilian Corporate Law;
✈participate in a centralized group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein; or
✈conduct a spin-off that results in (i) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (ii) a reduction in the mandatory dividend or (iii) any participation in a centralized group of companies, as defined under the Brazilian Corporate Law.
In addition, if the entity resulting from a merger, merger of shares (incorporação de ações), as described above, or a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which this decision was taken, the dissenting shareholders may also exercise their right of withdrawal.
The dissenting shareholders (as defined above) may exercise the right of withdrawal only in relation to the shares held on the date that is the earliest between the date of the publication of the first call notice for the shareholders’ meeting that approved the resolution giving rise to the right of withdrawal, or on the date of publication of the material fact in relation to such resolution.
The Brazilian Corporate Law contains provisions that restrict withdrawal rights and allow companies to redeem their shares at their economic value, subject to certain requirements. As our by-laws currently do not provide that our shares would be redeemable at their economic value, our shares would be redeemable at their book value, determined on the basis of the last statement of financial position approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved statement of financial position, a shareholder may demand that its shares be valued on the basis of a new statement of financial position that is as of a date within 60 days of such shareholders’ meeting.
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
Mechanism to Promote Dispersed Ownership of Our Shares
Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of an investor or a small group of investors in order to promote more dispersed ownership of our shares. To this end, these provisions place certain obligations on a shareholder or group of shareholders that becomes a holder of 35% or more of our total capital stock, or an Acquiring Shareholder. Not later than 15 days after a shareholder becomes an Acquiring Shareholder, this shareholder must submit a request to the Brazilian government, through the Ministry of Finance (formerly Ministry of Economy), to make a public tender offer to acquire all of our capital stock. The Brazilian government will have full discretion to accept or deny this request. The Acquiring Shareholder may not purchase any additional shares until the Brazilian government provides its opinion on the public offer. If the request is accepted by the Brazilian government, the Acquiring Shareholder must make a public offer for all shares within 60 days of acceptance. The offer must be made in accordance with the CVM and the B3 regulations and the provisions of our by-laws. If the request is denied by the Brazilian government, the Acquiring Shareholder must sell all shares the Acquiring Shareholder owns in excess of 35% of our total capital stock within 30 days. Failure to comply with these provisions will subject the Acquiring Shareholder to the potential suspension of all voting rights inherent to the shares the Acquiring Shareholder holds, if a resolution to this effect is approved at a general meeting of our shareholders called by our management. These provisions are not applicable to shareholders who become holders of 35% or more of our total capital stock in certain transactions specified in our by-laws as, for example, cancellation of our common shares held in treasury.
The public tender offer must be (i) directed to all of our shareholders, (ii) made through an auction to take place on the B3, (iii) launched at a set price calculated in accordance with the procedure set forth below, (iv) paid upfront, in reais, (v) made so as to assure equal treatment to all shareholders, (vi) irrevocable and not subject to any changes after publication of the bidding offer and (vii) based on a valuation report to be prepared in accordance with the rules set forth in our by-laws and in applicable CVM rules and regulations.
The price to be offered for the shares in the public tender offer will be calculated as follows:
Tender Offer Price = Value of the Share + Premium,
where:
✈“Tender Offer Price” corresponds to the acquisition price for each share issued by us in the public offering of shares provided hereunder.
✈“Value of the Share” corresponds to the greater of:
(i)the highest unit quotation obtained for the shares issued by us during the 12-month period prior to the tender offer among values recorded on any stock exchange on which the shares were traded;
(ii)the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by us;
(iii)the amount equivalent to 14.5 times our Consolidated Average EBITDA, as defined below, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us; or
(iv)the amount equivalent to 0.6 times the amount of our firm backlog orders, according to the last information disclosed by the latter, reduced by our net consolidated indebtedness, divided by the total number of shares issued by us.
✈“Premium” corresponds to 50% of the Value of the Share.
✈“Consolidated EBITDA” is our consolidated operating profit before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as assessed based on the audited statements for our most recent complete fiscal year.
✈“Average Consolidated EBITDA” is the arithmetic average of our consolidated EBITDA for the two most recent complete fiscal years.
The launch of a public tender offer does not preclude us or any of our shareholders from launching a competing public tender offer, in accordance with applicable regulations.
Arbitration
Any disputes or controversies relating to the Novo Mercado rules, our by-laws, the Brazilian Corporate Law, the rules published by the CMN, the Brazilian Central Bank, the CVM, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the rules of the B3 Arbitration Chamber, or the Rules.
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
The public tender offer must be made at a fair price based on a valuation report of the Company, which means that the offer for the purchase of the totality of shares must be equivalent to at least the value of the Company as appraised. According to our by-laws, the price per share shall be equivalent to, at least, the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for this purpose, the shares held by any controlling shareholder or group of shareholders at the time, if any, his/her partners and dependents as described in his/her income tax statement, if the controlling shareholder is an individual; treasury shares; shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be borne by the offeror.
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
If the public tender offer is carried out, our delisting in conditioned to shareholders representing more than 1/3 (one third) of our outstanding shares having (i) expressly agreed with the delisting decision or (ii) accepted the public tender offer (taking into account, for this purpose, the shares held by the shareholders that expressly agree with the delisting decision or sign up for the public tender offer). The decision of the shareholders must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a publicly held company with the CVM.

According to our by-laws, the price per share for the public tender offer shall be equivalent to, at least, the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors, by an absolute majority of the votes of the shareholders of our outstanding shares present at the meeting (excluding, for this purpose, the shares held by any controlling shareholder or group of shareholders at the time, if any, his/her partners and dependents as described in his/her income tax statement, if the controlling shareholder is an individual; treasury shares; shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). In addition, the Novo Mercado rules establish that the offer for the purchase of the totality of shares must be equivalent to at least the fair value of the Company as appraised. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the offeror.
A voluntary delisting from the Novo Mercado may occur regardless of the completion of the tender offer mentioned above in the event of a waiver approved at a general shareholders’ meeting, which must observe the rules and conditions of the Novo Mercado Rules.
Pursuant to our by-laws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado rules. In this case, the chairman of the board of directors must call a shareholders’ meeting, within two days of the determination by the São Paulo Stock Exchange, in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for the compliance with the requirements that resulted in the delisting.
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
C.Material Contracts
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
For additional information on Brazilian taxes, see Item 3. Key Information—Risks Relating to Our Common Shares and ADSs—If holders of our ADSs exchange the ADSs for common shares, they risk losing the ability to remit foreign currency abroad and Brazilian tax advantages and “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”
E.Taxation
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
Although there presently is no income tax treaty between Brazil and the United States of America, the tax authorities of the two countries have had discussions that may result in this treaty. No assurance can be given, however, as to if or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs. Notwithstanding the absence of an income tax treaty, both Brazil and the United Sates provide, under their respective domestic tax laws, certain form of unilateral or reciprocal relief intended to mitigate double taxation, including foreign tax credit mechanisms, subject to specific conditions, limitations and potential changes in law or interpretation.

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
Taxation of Dividends. Dividends, including stock dividends and other dividends paid in kind, paid by us to the depositary in respect of the ADSs, or to a Non-Brazilian Holder in respect of the common shares, are currently not subject to withholding tax, provided that they are paid out of profits generated as of January 1, 1996. As previously noted under “Item 3. Key Information—D. Risk Factors—Regulatory, Compliance and Legal—Changes in Brazilian fiscal policies and tax laws could have an adverse effect on our financial condition and results of operations. In addition, we benefit from certain tax and other government-granted benefits, and the suspension, cancellation or non-renewal of those benefits would have a material adverse effect on us,” recent legislative changes introduced by Law No. 15,270/2025 have established a new mandatory dividend taxation framework starting in 2026, which requires the imposition of withholding income tax in accordance with the rules applicable to each type of beneficiary, while preserving the exemption for profits generated up to December 31, 2025, provided that the statutory accounting and corporate approval requirements are satisfied. Under this new framework, dividends paid in Brazil—whether to Brazilian resident holders or to Non-Brazilian Holders—are subject to Brazilian withholding income tax at the time of payment at 10%.
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
The deposit of common shares in exchange for ADSs may be subject to Brazilian income tax on capital gains at rates ranging from 15% to 22.5%, (or 25% in case of a Non-Brazilian Holder located in a Low or Nil Tax Jurisdiction as defined below), if the acquisition cost of the common shares is lower than (i) the average price per common share on a Brazilian stock exchange on which the greatest number of these shares were sold on the day of deposit or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the positive difference between the average price of the common shares, calculated as above, and the corresponding acquisition cost, may be considered a capital gain. In some circumstances, there may be arguments to support that such tax treatment is not applicable in case of Non-Brazilian Holders registered under Joint Resolution No. 13/2024 who are not resident in a Low or Nil Tax Jurisdiction (as defined below). Prospective holders of common shares should consult their own tax advisors as to the tax consequences of the deposit in exchange for ADSs. The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.

Gains assessed on the disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

✈exempt from income tax when assessed by a Non-Brazilian Holder that (i) is registered under Joint Resolution No. 13/2024 and (ii) is not resident in a Low or Nil Tax Jurisdiction (as defined below); or

✈subject to income tax at a rate of up to 25% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not registered Joint Resolution No. 13/2024 and/or or (ii) is registered under Joint Resolution No. 13/2024 but is resident in a Low or Nil Tax Jurisdiction (as defined below). In these cases, a withholding income tax of 0.005% of the sale value shall be applicable and can be later offset with the eventual income tax due on the capital gain. Day trade transactions are subject to the rate of 1%.
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

There can be no assurance that the current preferential tax treatment for Non-Brazilian Holders of ADSs and Joint Resolution No. 13/2024 of common shares will continue.
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
In accordance with Law No. 9,249, dated December 26, 1995, as amended, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity on top of or as an alternative to making dividend distributions. This interest is calculated by multiplying the TJLP as determined by the Central Bank from time to time by the sum of determined Brazilian company’s net equity accounts. Interest on Shareholders’ Equity are deductible for purposes of calculating the Brazilian corporate income tax and social contribution on net profits, as long as the following limits are observed:
✈50% of net profits (after the social contribution on net profits but before taking such distribution and the provision for corporate income tax into account) related to the period for which the payment is made; and
✈50% of the sum of retained profits and profit reserves as of the date of the beginning of the period for which the payment is made.

The Brazilian Corporate Law establishes that interest attributed to shareholders’ equity in respect of the common shares paid to shareholders who are Non-Brazilian holders, including Non-Brazilian holders of ADSs. As of January 1, 2026, Brazilian law increased the withholding income tax rate on interest on equity (juros sobre capital próprio) from 15% to 17.5%, pursuant to Complementary Law No. 224/2025. The increased rate applies to interest on equity amounts paid or credited on or after January 1, 2026, regardless of when they were accrued or approved, and is withheld at source by the company. This change may reduce the after‑tax return to shareholders and affect capital allocation and shareholder remuneration policies in Brazil (or 25% in case of a resident of a Low or Nil Tax Jurisdiction, as defined below). We cannot ensure that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.
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

Low or Nil Taxation Jurisdictions. On June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Taxation Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents (Tax Favorable Jurisdictions) and (ii) the privileged tax regimes, or PTR, which definition is provided by Law No. 9,430, of 27 December, 1996, specifically in article 24-A. Brazilian tax authorities periodically update the list of countries/jurisdictions and regimes that shall be treated as Tax Favorable Jurisdiction and PTR.

The concept of PTR, encompasses structures that: (i) are not liable to tax on income or tax it at a maximum rate lower than 17%; (ii) grant tax benefits to non-residents (1) with no requirement to carry out substantial economic activity within the territory or (2) on the condition that they do not carry out substantial economic activity within the territory; (iii) do not tax income from outside its territory, or taxes it at a maximum rate of less than 17%; or (iv) do not disclose certain information on the ownership and beneficial ownership of assets or on transactions within its territory, or imposes restrictions on disclosure of that information

We believe that the best interpretation of the current tax legislation leads to the conclusion that the above-mentioned PTR concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules. Currently, the understanding of the Brazilian tax authorities is in the sense that payment of interest to beneficiaries resident in PTRs is not subject to the same treatment applicable to beneficiaries in Tax Favorable Jurisdictions (Answer to Advance Tax Ruling Request COSIT n. 575, of December 20, 2017). Nevertheless, we cannot ensure that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of a PTR provided by Law No. 9,430, of December 27, 1996 will also apply to a Non-Brazilian Holder on payments of interest on shareholders’ equity. Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation Normative Ruling No. 1,037 and Law No. 9,430.

Taxation on Foreign Exchange Transactions, or IOF/Exchange. Pursuant to Decree No. 6,306/07, as amended by Decree No. 12,499/2025, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Brazilian Holder in the common shares and ADSs may be subject to the IOF/Exchange. Currently applicable rate for most foreign currency exchange transactions is 3.5%.

However, currency exchange transactions carried out for the in-flow of resources into Brazil by a non-resident investor under the rules established by Joint Resolution No. 13/2024 are subject to IOF/Exchange at (i) 0% rate in case of variable income transactions carried out on the Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly held companies in public offerings or subscription of shares related to capital contributions, provided that the issuer company has registered its shares for trading in the stock exchange, and (ii) 0% for the outflow of resources from Brazil related to these type of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate on the withdrawal of ADSs into shares.

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

Brazilian Tax Reform. In addition to the potential effects already mentioned above about the taxation of dividends and the possibility of the revocation of the interest on shareholder’s equity, the Brazilian Government and Congress have been discussing several different bills and proposed amendments to the Federal Constitution in the context of a comprehensive Brazilian tax reform, which may include the elimination or unification of certain taxes, the creation of new taxes, the increase of existing taxes and contribution rates and changes relating to interest on net equity. As a result, some of these proposals may significantly change the Brazilian tax system and affect the way we calculate our direct and indirect taxes. At this point we cannot assure if, when and how any of these changes will be implemented and which effects it could have in our operations.
Material U.S. Federal Income Tax Consequences
The following discussion, subject to the limitations and conditions set forth herein, summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of Embraer common shares and ADSs. This discussion only applies to beneficial owners of Embraer common shares or ADSs that are “U.S. Holders” (as defined below) that hold common shares or ADSs of Embraer as capital assets (generally for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be applicable to a U.S. Holder, including, gift, estate, minimum and Medicare contribution tax consequences, or the tax consequences to U.S. Holders subject to special treatment under U.S. federal income tax law, including:
✈arrangements classified as partnerships for U.S. federal income tax purposes;
✈tax-exempt entities;
✈dealers and traders in securities;
✈insurance companies;
✈certain financial institutions;
✈persons who own Embraer common shares or ADSs as part of an integrated investment, including a straddle or conversion transaction, comprising the Embraer common shares or ADSs and one or more other positions for tax purposes;
✈U.S. Holders whose functional currency is not the U.S. dollar for U.S. federal income tax purposes;
✈persons who actually or constructively own 10% or more of Embraer’s total combined vote or value of its outstanding common shares or ADSs;
✈persons subject to special tax accounting rules under Section 451(b) of the Code;
✈persons who acquired Embraer common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; and
✈persons holding Embraer common shares or ADSs in connection with a trade or business conducted outside the United States of America.
In addition, there is no discussion herein of state, local, or non-U.S. tax considerations of the ownership and disposition of Embraer common shares or ADSs. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary, and proposed U.S. Treasury regulations, rulings and other pronouncements of the U.S. Internal Revenue Service (the "IRS"), and judicial decisions as of the date of this annual report. Such authorities may be repealed, revoked or modified (with possible retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.
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

If an arrangement treated as a partnership for U.S. federal income tax purposes holds Embraer common shares or ADSs, the tax treatment of such partnership and each partner will generally depend upon the status of the partner in such partnership and upon the activities of the partnership. Partnerships that hold Embraer common shares or ADSs, and partners of a partnership holding such common shares or ADSs, are urged to consult their own tax advisors regarding the consequences of the ownership and disposition of Embraer common shares or ADSs.
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
Dividends received with respect to the Embraer common shares or ADSs will be treated as foreign source income for U.S. federal income tax purposes and will be “passive category income” for purposes of calculating foreign tax credits in most cases, subject to various limitations. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Final Treasury Regulations”), impose significant additional requirements on the foreign taxes (including withholding taxes) for which a foreign tax credit can be claimed. However, IRS guidance issued in 2023 (Notice 2023-55 and Notice 2023-80) provides temporary relief from the requirements of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The notices provide that a taxpayer can either elect to credit its qualifying foreign income taxes as of 2023, subject to the foreign tax credit limitation rules, or deduct foreign income taxes in a given year. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Brazilian withholding taxes in regards of dividends paid on Embraer’s common shares or ADSs.
Subject to applicable limitations (including an exception for certain hedged positions), the amount of dividends received by certain noncorporate U.S. holders (including individuals) with respect to the Embraer common shares or ADSs may be eligible for a reduced rate of taxation if the dividends represent “qualified dividend income.” Subject to certain exceptions, dividends paid on the Embraer common shares or ADSs will be treated as qualified dividend income if (i) the Embraer common shares or ADSs are readily tradable on an established securities market in the United States of America, (ii) the U.S. Holder meets certain holding period requirements for the common shares or ADSs and (iii) Embraer was not in the year prior to the year in which the dividend was paid (with respect to a U.S. Holder that held Embraer common shares or ADSs), and is not in the year in which the dividend is paid, a PFIC. Under guidance issued by the IRS, the ADSs of Embraer should qualify as readily tradable on an established securities market in the United States of

America so long as they are listed on the NYSE. In the case of Embraer common shares held directly by U.S. Holders and not through an ADS, it is not clear whether dividends paid with respect to such shares will represent “qualified dividend income.” U.S. Holders holding Embraer common shares directly and not through an ADS are urged to consult their own independent tax advisors.
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
Based on its audited financial statements as well as relevant market and shareholder data, Embraer believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2025 taxable year. However, whether Embraer will be a PFIC in 2026 or any future taxable year will depend on the nature, amount and value of Embraer’s operations, activities, assets and income as of the relevant time of determination. Accordingly, there can be no assurance that Embraer is not a PFIC or will not become a PFIC for 2026 or a future year.
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
F.Dividends and Paying Agents
Not applicable.
G.Statements by Experts
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
We file our annual report on Form 20-F, including our financial statements, and other reports, including our reports on Form 6-K, electronically with the SEC. These filings are available at www.sec.gov. We also file financial statements and other periodic reports electronically with the CVM at its website, www.cvm.gov.br. Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our principal executive office, located at Avenida Dra. Ruth Cardoso, No. 8,501, 30th floor (part), Eldorado Business Tower, Pinheiros, ZIP Code 05425-070, city of São Paulo, state of São Paulo, Brazil

I.Subsidiary Information
Not required.
J. Annual Report to Security Holders
Not applicable.
Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
A. Interest Rate Risk
Our exposure to market risk for interest rate fluctuations principally relates to changes in the market interest rates of our U.S. dollar-denominated and real-denominated monetary assets and liabilities, principally our short- and long-term loans and financing. Increases and decreases in prevailing interest rates generally translate into increases and decreases in interest expense. Additionally, the fair values of interest rate-sensitive instruments are also affected by general market conditions.
Our short- and long-term loans and financing totaled US$2,593.8 million as of December 31, 2025 and were denominated in U.S. dollars, Brazilian reais and euros. Of the total amount of debt denominated in U.S. dollars (i.e., US$ 2,377.9 million), US$2,163.0 million was subject to fixed rates. The remaining floating rate U.S. dollar-denominated debt, or US$214.8 million, which corresponds to 9.0% of our debt denominated in U.S. dollars, was indexed to the SOFR rate or the Securities Industry and Financial Markets Association rate.
Of our US$78.3 million Brazilian real-denominated debt as of December 31, 2025, US$39.4 million bears interest at a variable rate based on the CDI rate and the Brazilian reference rate (taxa referencial), and US$38.8 million bears interest at a fixed rate. Of our US$137.6 million euro-denominated debt as of December 31, 2025, US$0.2 million bears interest at a variable rate based on the Euro Interbank Offered Rate, and US$137.4 million bears interest at a fixed rate.

The table below provides information about our short-term loans and financing as of December 31, 2025, which are sensitive to changes in interest rates and foreign currency exchange rates.

	As of December 31,2025
	Weighted Average Interest Rate 2025(1)	Total Amount Outstanding	Total Fair Value
	(%)	(in US$ millions)
Short-Term Debt
U.S. dollars (Fixed indexed)	5.7%	40.1	1,024.0
U.S. dollars (Floating indexed)	4.5%	16.4	28.7
Euros (Fixed rate)	3.9%	43.4	45.3
Euros (Floating indexed)	3.8%	0.2	0.2
Reais (Fixed rate)	6.4%	1.4	1.9
Reais (Floating indexed)	3.4%	3.8	4.8
Total short-term debt		105.3	1,104.9
______________
(1)The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2025.
The table below provides information about our long-term loans and financing as of December 31, 2025, which are sensitive to changes in interest rates and foreign currency exchange rates:

	As of December 31,2025
	Weighted Average Interest Rate 2025(1)	Total Amount Outstanding	2027	2028	2029	2030	2031 and thereafter	Total Fair value
	(%)	(in US$ millions)
Long-Term Debt
U.S. dollars (Fixed rate)	5.7%	2,123.1	7.5	20.0	21.3	289.2	1,785.1	1,289.9
U.S. dollars (Floating indexed)	4.5%	198.4	42.0	42.2	9.9	6.4	97.9	225.4
Euros (Fixed rate)	3.9%	94.0	—	—	—	94	—	95.2
Reais (Fixes rate)	6.4%	37.4	1.6	3.5	3.5	3.5	25.3	31.0
Reais (Floating indexed)	3.4%	35.6	—	0.4	3	3	30	22.2
Total long-term debt		2,488.5	51.1	66.1	37.5	395.9	1,937.9	1,663.7
______________
(1)The interest rate refers exclusively to the weighted average of our indebtedness (short-term and long-term). It does not represent the indexed rates as of December 31, 2025.

B. Foreign Exchange Rate Risk
In managing our foreign currency risk, we focus on balancing our non-U.S. dollar-denominated assets against our non-U.S. dollar-denominated liabilities plus shareholders’ equity in relation to our forecasts of future cash flows. Beyond the foreign currency exposure related to our loans and financing as summarized above, we also have other assets and liabilities denominated in currencies other than the U.S. dollar. These monetary assets and liabilities are primarily cash and cash equivalents, financial assets, accounts receivable and payable, dividends and certain other assets and liabilities, and are primarily denominated in Brazilian reais.
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
Our cash flow exposure comes as a result of the fact that in 2025, 3.4% of our revenues and 13.5% of our total costs were denominated in reais, including payroll expenses in Brazil. Having more real-denominated costs than revenues generates the cash flow exposure. To mitigate such risk and to manage the volatility of cash flows in foreign currency, we enter into derivative instruments in the ordinary course of our business. For additional information, see note 7 to our 2025 audited consolidated financial statements.
The table below provides information about our assets and liabilities exposed to foreign currency risk as of December 31, 2025, as well as the derivative transactions outstanding at the same date:

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2026	2027	2028	2029	2030 and thereafter	Total Fair Value
	(in US$ millions)
ASSETS
Cash and cash equivalents and financial investments
In Reais	210.8	210.8	—	—	—	—	210.8
In Euro	204.8	204.8	—	—	—	—	204.8
In other currencies	3.0	3.0	—	—	—	—	3.0
Trade accounts receivable
In Reais	28.7	28.7	—	—	—	—	28.7
In Euro	20.6	20.6	—	—	—	—	20.6
In other currencies	10.3	10.3	—	—	—	—	10.3
Other assets
In Reais	29.9	7.8	22.1	—	—	—	29.9
In Euro	6.5	6.1	0.4	—	—	—	6.5
In other currencies	0.4	0.4	—	—	—	—	0.4
Derivative financial instruments
In Reais	8.7	8.7	—	—	—	—	8.7
Total assets in Reais	278.1	256.0	22.1	—	—	—	278.1
Total assets in Euro	231.9	231.5	0.4	—	—	—	231.9
Total assets in other currencies	13.7	13.7	—	—	—	—	13.7

	Financial instruments indexed to currencies other than the U.S. dollar Outstanding Amount by Year of Maturity
	Total Outstanding Amount	2026	2027	2028	2029	2030 and thereafter	Total Fair Value
	(in US$ millions)
LIABILITIES
Loans
In Reais	78.2	5.2	1.6	3.8	6.3	61.3	59.9
In Euro	137.6	43.6	—	—	—	94.0	140.7
Accounts payable to suppliers
In Reais	179.9	179.9	—	—	—	—	179.9
In Euro	34.2	34.2	—	—	—	—	34.2
In other currencies	4.6	4.6	—	—	—	—	4.6
Other accounts payable
In Reais	25.8	9.0	16.8	—	—	—	25.8
In Euro	10.9	10.9		—	—	—	10.9
In other currencies	0.4	—	0.4	—	—	—	0.4
Derivative financial instruments
In Reais	2.9	2.5	0.4	—	—	—	2.9
In Euro	2.8	2.8	—	—	—	—	2.8
Total liabilities in Reais	286.8	196.6	18.8	3.8	6.3	61.3	268.5
Total liabilities in Euro	185.5	91.5	—	—	—	94.0	188.6
Total liabilities in other currencies	5.0	4.6	0.4	—	—	—	5.0
Total exposure in Reais	(8.7)	59.4	3.3	(3.8)	(6.3)	(61.3)	9.6
Total exposure in Euro	46.4	140.0	0.4	—	—	(94.0)	43.3
Total exposure in other currencies	8.7	9.1	(0.4)	—	—	—	8.7
For further information, see Note 26.1.5 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
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

For further information, see Note 26 to our 2025 audited consolidated financial statements included elsewhere in this annual report.
Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
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
The following additional charges shall be incurred by ADS Holders, the beneficial owners of, or in, ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs, to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs pursuant to section 10 of the deposit agreement, whichever is applicable:
✈a fee of US$0.05 or less per ADS for any cash distribution made pursuant to the deposit agreement;
✈a fee of US$1.50 per ADS or ADSs or transfers made pursuant to section 3 of the deposit agreement;
✈a fee for the distribution or sale of securities pursuant to section 10 of the deposit agreement, this fee being in an amount equal to the fee for the execution and delivery of ADSs, referred to above which would have been charged as a result of the deposit of the securities (for purposes of section 7 of the deposit agreement treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to ADS holders entitled thereto;
✈an aggregate fee of US$0.05 per ADS per calendar year (or portion thereof) for the services performed by the depositary in administering the ADSs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducing such charge from one or more cash dividends or other cash distributions); and
✈a fee for the reimbursement of those fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions), including, without limitation, any amounts charged by any governmental authorities or other institutions such as the

Brazilian Clearing and Depository Corporation (Companhia Brasileira de Liquidação e Custódia) or the B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange on which the shares are registered for trading.
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary, except:
✈stock transfer or other taxes and other governmental charges (which are payable by holders or persons depositing shares);
✈SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or holders delivering shares, ADSs or deposited securities (which are payable by such persons or holders); and
✈transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities (which are payable by persons depositing shares or holders withdrawing deposited securities.;
These charges may at any time and from time to time be changed by agreement between us and the depositary.
Depositary Payments for the Year Ended December 31, 2025
According to our contractual arrangements with J.P. Morgan, in 2025, J.P. Morgan paid us a gross amount of US$2.8 million in connection with investor relations related expenses of Embraer incurred in 2025.
PART II
Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
No matters to report.
Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.Material Modifications to the Rights of Security Holders
Not applicable.
B.Material Modifications or Qualifications of the Rights of Holders of Registered Securities
Not applicable.
C.Material Changes to the Amount of Assets Securing Registered Securities
Not applicable.
D.Changes to Trustees or Paying Agents for any Registered Securities
Not applicable.
E.Use of Proceeds
Not applicable
Item 15.CONTROLS AND PROCEDURES

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
Under the supervision and with the participation of our management, including our principal executive officers and principal financial officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Based on this evaluation, our principal executive officers and principal financial officer have concluded, together with management, that our disclosure controls and procedures were effective as of December 31, 2025.
Our management performed additional analysis as deemed necessary to ensure that our consolidated financial statements as of and for the year ended December 31, 2025 were prepared in accordance with IFRS Accounting Standards. Accordingly, our management believes that the consolidated financial statements included in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows of the periods presented in accordance with IFRS Accounting Standards.
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
In this context, our management, with the participation of the chief executive officer and chief financial officer, under the oversight of our Audit Committee, assessed the effectiveness of our internal controls over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal controls over financial reporting were effective.
C.Attestation Report of the Registered Public Accounting Firm
Our independent registered public accounting firm, KPMG Auditores Independentes Ltda., or KPMG, who audited the consolidated financial statements included in this annual report, issued an audit report expressing its opinion on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2025. KPMG’s report appears on page F-3 of this annual report.
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
Item 16.[RESERVED]
16A.Audit Committee Financial Expert
Our board of directors has determined that Mr. Eduardo Rogatto Luque, a member of our statutory Audit, Risks and Ethics Committee is an “audit committee financial expert” as defined by current SEC rules. For a discussion of the role of our audit, risks and ethics committee, see “Item 6. Directors, Senior Management And Employees—C. Board Practices—Audit, Risks And Ethics Committee.”
16B.Code of Ethics and Conduct
Our board of directors has adopted a Code of Ethics and Conduct applicable to our directors, officers and employees worldwide, including our principal executive officer, principal financial officer and controller. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report.
16C.Principal Accountant Fees and Services
The following table sets forth by category of service the aggregate fees billed for professional services rendered by our principal accountants for each of the last two fiscal years, namely KPMG Auditores Independentes Ltda. (PCAOB ID 1124 and located in São Jose dos Campos, Brazil) during the years ended December 31, 2025 and December 31, 2024:

Principal accountant fees and services	Year ended December 31,
	2025	2024
	(in US$ thousands)
Audit Fees	4,687.0	3,860.8
Audit-Related Fees	887.2	318.5
All Other Fees	9.9	3.2
Total	5,584.1	4,182.5
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
Audit-Related Fees
For the year ended December 31, 2025, and December 31, 2024, audit-related fees consisted mainly of the aggregate fees in connection with assurance services provided to us and some of our subsidiaries related to regulatory documents.
All Other Fees
All other fees refer to miscellaneous permitted compliance services rendered for some subsidiaries. For the year ended December 31, 2025, all other fees also included fees payable in connection with permitted assurance services provided to our subsidiaries.
Pre-Approval Policies and Procedures
Our board of directors approved all audit and audit-related services provided by KPMG Auditores Independentes Ltda. in 2025 and 2024. Any services provided by KPMG Auditores Independentes Ltda. that are not specifically included within the scope of the audit must be pre-approved by our audit, risk and ethics committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2025 and 2024, none of the fees paid to KPMG Auditores Independentes Ltda. were approved pursuant to the de minimis exception.
16D.Exemptions from the Listing Standards for Audit Committees
None.
16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On March 18, 2025, a share buyback program came into effect, following approval by our Board of Directors, authorizing the acquisition of up to 1,066,667 common shares (approximately 0.15% of the outstanding common shares at March 17, 2025). The program had a 12-month term, through March 17, 2026. On November 7, 2025, another share buyback program came into effect, also following approval by our Board of Directors, authorizing the acquisition of up to 10,800,000 common shares (approximately 1.5% of our outstanding common shares as of November 6, 2025). This program had a 12-month term, through November 6, 2026. On December 2, 2025, we completed the November 2025 program in full, having repurchased 10,800,000 common shares. On March 6, 2026, a new share buyback program came into effect, following approval by our Board of Directors, authorizing the acquisition of up to 10,932,998 common shares (approximately 1.5% of our outstanding common shares as of March 5, 2026). The program had a 12‑months term, ending on March 5, 2027. On March 6, 2026, we completed the March 2026 program in full, having repurchased 10,932,998 common shares. Shares repurchased under the programs could be held in treasury, canceled, or sold, and could also be used to satisfy obligations under our share‑based compensation plans. Repurchases were executed in the open market on B3, at prevailing market prices, through a designated financial intermediary. The timing and volume of repurchases, if any, were determined by management, subject to applicable legal and regulatory limits and the terms of each program. Both programs were funded with available resources permitted under applicable Brazilian regulations and did not impact our shareholder or administrative structure, and did not impair our ability to meet obligations to creditors.

Set forth below, in tabular format, is disclosure on the repurchase of our common shares for the year ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share in R$	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs
January 1 to January 31, 2025		—	—	—
February 1 to February 28, 2025	—	—	—	—
March 1 to March 31, 2025	1,066,667	77.07	1,066,667	—
April 1 to April 30, 2025	—	—	—	—
May 1 to May 31, 2025	—	—	—	—
June 1 to June 30, 2025	—	—	—	—
July 1 to July 31, 2025	—	—	—	—
August 1 to August 31, 2025	—	—	—	—
September 1 to September 30, 2025	—	—	—	—
October 1 to October 31, 2025	—	—	—	—
November 1 to November 30, 2025	10,203,000	85.07	10,203,000	597,000
December 1 to December 31, 2025	597,000	83.67	—	—
Total	11,866,667	84.28	11,866,667	—
As of the date of this annual report, we do not have any active share buyback programs.
16F.Change in Registrant’s Certifying Accountant
Not applicable.

16G.Corporate Governance
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
Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting. The election of members of our board of directors, absent a request to adopt a cumulative voting system, will be conducted under a system of slate voting whereby voting will be based on a slate of Directors and no voting will be allowed on individual candidates. According to our by-laws, the board of directors will nominate a slate for the subsequent term of office. Our board of directors is appointed by our shareholders for a two-year term, having three reserved seats as follows: (i) one acting member (and his/her alternate) to be appointed by the Brazilian government, as holder of the “golden share” and (ii) two acting members (and his/her alternate) to be appointed by our employees (one board member and his alternate will be appointed by the Employee Investment Club of the Company (CIEMB—Clube de Investimentos dos Empregados da Embraer), and one board member and his alternate will be appointed by the non-shareholder employees of the Company). The remaining eight acting directors are elected in accordance with the slate voting or cumulative voting rules contained in our by-laws. A person may participate in two or more different slates. Each shareholder may only vote on one slate and the slate that receives the highest number of votes shall be declared elected. For additional information on the election of our board of directors, see “Item 10. Additional Information—B. Memorandum And Articles Of Association—Board Of Directors—Election Of Board Of Directors.”
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
Compensation Committee
NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. Although we have not established a compensation committee, as we are not required to do so under applicable Brazilian law, our People and ESG Committee which have no decision-making or managerial authority, and comprised by members appointed by our board of directors, among other things, performs the same duties imposed to the compensation committee by NYSE rules. According to the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit sharing of each executive officer, as well as the compensation of our board and committee members. In making these determinations, the board reviews the performance of the executive officers, including the performance of our CEO.
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
Embraer’s statutory “Audit, Risks and Ethics Committee” is composed, in its majority, of independent members of our board of directors, and by one external member. For additional information, see “Item 6. Directors, Senior Management And Employees—C. Board Practices—Audit, Risks And Ethics Committee.” Because foreign private issuers are subject to local legislation which may prohibit the full board of directors from delegating certain responsibilities to the audit committee, pursuant to Rule 10A-3, audit committees of foreign private issuers may be granted responsibilities, which may include advisory powers, with respect to such matters to the extent permitted by law. Due to certain restrictions imposed by the Brazilian Corporate Law, our Audit, Risks and Ethics Committee, unlike a U.S. audit committee, only has an “advisory” role and may only make recommendations for adoption by the full board of directors, which is responsible for the ultimate vote and final decision. For example, our Audit, Risks and Ethics Committee makes recommendations regarding the appointment of auditing firms, which are subject to a vote of the board of directors. Our Audit, Risks and Ethics Committee complies with Brazilian legal requirements (including “independent directors,” as defined by Brazilian law).
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
Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we adopted a Code of Ethics and Conduct applicable to our officers, directors and employees worldwide, including at the subsidiary level. We believe this code substantially addresses the matters required to be addressed pursuant to the NYSE rules. A copy of our Code of Ethics and Conduct has been filed as Exhibit 11.1 to this annual report. The latest version of the Code of Ethics and Conduct is the eighth edition and was approved on April 29, 2025.
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
16H.Mine Safety Disclosure
Not applicable.
16I.Insider Trading Policies
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
16J.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
16K.Cybersecurity
Risk Management and Strategy
Our cybersecurity risk management strategy is designed to detect, prevent, monitor and respond to security incidents, minimize unavailability of our operations, protect integrity and confidentiality of data and prevent data leakage. We have adopted various processes for the assessment, identification and management of risks arising from cybersecurity threats, which are documented in our Cybersecurity Incident Response Procedure, Directives for Cyber Protection in Embraer Group Companies and Procedures for Monitoring and Responding to Information Security Incidents.

While assessing cybersecurity risks and security incidents, we evaluate their potential materiality in accordance with applicable laws and our internal policies and procedures, considering both qualitative and quantitative factors. This assessment involves members of senior management, including representatives from the cybersecurity, legal, finance, and compliance functions, and takes into account, among other factors, the potential impact on our business operations, financial condition, results of operations, reputation, and regulatory obligations.

We apply cybersecurity procedures to ensure the most appropriate approach, always considering the characteristics of the solutions used by our corporate systems, business processes and products. These procedures and mechanisms are based on best market practices (such as the NIST and ISO27001/2 frameworks ) and undergo periodic reviews to ensure their ability to spot, control, and respond to potential global cyber threats.
We have a cybersecurity incident response cycle procedure, which is a four-stage response procedure to be used in case of a cybersecurity incident. The procedure comprises the following stages: (i) training and preparation of our teams to act promptly in response to cybersecurity incidents by implementing controls based on risk assessments; (ii) incident detection and analysis; (iii) actions for containment, eradication and recovery from the incident; (iv) post-incident activities, which comprises activities to avoid, prevent and improve actions in case of new incidents. Training to our employees occurs monthly.
We have a cybersecurity committee, responsible for monitoring our technological environment and for assessing any threats and alerts relating to cybersecurity. Once the cybersecurity committee identifies a cybersecurity incident, it must act in conjunction with the affected departments, the legal department and the Data Protection Officer (DPO) (if personally identifiable information was also affected in such incident) to: (i) understand the exact moment of its identification; (ii) the types of data involved in the incident, if any; (iii) its cause, extent and consequences; (iv) how and where it was detected; and (v) assist in proposing measures to repair or prevent the incident, including, if applicable, measures to mitigate its possible negative effects, both with us and, if applicable, with the affected data subjects.
As part of our risk management strategy, we contract cybersecurity companies, such as Tempest (part of Embraer Group) others cybersecurity suppliers and independent auditors to assess our cybersecurity controls and procedures annually. We continuously assess and oversee material risks from cybersecurity threats associated with our third-party service providers. Before engaging in business relationships with service providers, the cybersecurity team evaluates whether they meet our minimum standards relating to cybersecurity procedures, governance and risk management. In addition to initial due diligence, we monitor cybersecurity risks associated with key third-party service providers on an ongoing basis, including through periodic reassessments and, where appropriate, contractual requirements related to cybersecurity controls and risk mitigation. Our cybersecurity team is responsible for overseeing and identifying cybersecurity risks. See “—Cybersecurity Governance.”
Our cybersecurity and data protection governance structures operate in a coordinated manner. Cybersecurity topics involving personal data are managed through collaboration between the cybersecurity and legal teams, the DPO and the Privacy and Data Protection Committee, of which the cybersecurity function is also a member (see ‘Data Protection Governance’).
Cybersecurity risks are integrated into our broader enterprise risk management framework and are evaluated alongside other operational, financial, and strategic risks. Material cybersecurity risks identified through our risk assessment processes are escalated through established governance channels and monitored as part of our ongoing risk management activities.

Data Protection Governance

Our privacy and data protection governance program is supported by an integrated structure composed of multiple stakeholders with complementary roles and responsibilities. The core of this program consists of the following three governance bodies:

✈Privacy and Data Protection Committee: multidisciplinary and collegiate body responsible for deliberating on strategic decisions, resolving relevant conflicts, overseeing internal controls, and promoting a culture of privacy and data protection across the organization. The committee is composed of representatives from the legal and cybersecurity functions, the Data Protection Officer, or DPO, and external legal advisors, and meets on a biweekly basis.

✈DPO: the DPO serves as the primary point of contact for data subjects and data protection authorities and is responsible for coordinating communications, supporting internal areas, and proposing improvements to the privacy and data protection governance program. The DPO is appointed by the Legal Department, which is responsible for assessing the technical and institutional qualifications required for the role, ensuring the DPO’s autonomy, specialized knowledge, and strategic alignment.

✈Data Protection Working Group: group composed of representatives from various areas of Embraer that provides technical support, disseminates best practices, monitors the implementation of the guidelines established by the Privacy and Data Protection Committee, and proposes operational improvements. The Data Protection Working Group meets on a quarterly basis.

This governance structure is designed to ensure that strategic decisions, operational guidelines, and compliance actions related to privacy and data protection are consistently integrated and coordinated throughout the organization.

This integrated privacy and data protection governance structure is designed so that personal data are identified, assessed, and managed in a coordinated manner across the organization.

Cybersecurity Incidents

In the fiscal year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risk from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.
For additional information on our cybersecurity exposure, see Item 3. Key Information—D. Risk Factors—Business Operations And Contracts”
Cybersecurity Governance
Our board of directors oversees our cybersecurity committee, which is responsible to make strategic decisions on cybersecurity, approve cybersecurity policies and has full and unrestricted authority to implement projects and mitigation actions, as applicable. The cybersecurity committee meets on a monthly basis, or anytime the chief information security officer (CISO) deems necessary, to periodically monitor, at a high level, our projects related to cybersecurity and advises on measures and improvements to enhance our management of cybersecurity issues. The cybersecurity committee is composed of:
✈our chief executive officer (CEO);
✈our chief financial officer (CFO);
✈our CISO;
✈the vice president of Embraer defense and security;
✈our legal director and DPO; and
✈the vice-president of engineering.

Additionally, cybersecurity topics are constantly on the agenda at meetings of our Audit, Risk and Ethics Committee and our board of directors.
PART III
Item 17.FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.
Item 18.FINANCIAL STATEMENTS
Our audited consolidated financial statements, together with the reports of the Independent Registered Public Accounting Firms thereon, are filed as part of this annual report and are located following the signature page hereof.
Item 19.EXHIBITS

Exhibit Number	Description

1.1
By-laws of Embraer dated May 17, 2024 (English translation) (incorporated by reference to Exhibit 11.2 to Embraer's Annual Report on Form 20-F for the Year Ended December 31, 2024, filed with the Securities and Exchange Commission (SEC File No. 001-15102) on April 1, 2025).

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

2.4
Second Supplemental Indenture, dated October 9, 2025, among Embraer Netherlands Finance B.V., Embraer S.A., as guarantor, and The Bank of New York Mellon, as trustee, paying agent, registrar and transfer agent (incorporated by reference to Exhibit 4.1 of Embraer's Current Report on Form 6-K filed with the SEC (File No. 001-15102) on October 9, 2025).

2.5	The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to be filed.

2.6	Description of the registrant’s securities registered under Section 12 of the Exchange Act.*

8.1	List of Embraer’s subsidiaries.*

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
*Filed herewith.

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
Date: March 27, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Embraer S.A.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Embraer S.A. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss, other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Impairment assessments of long-lived non-financial assets

As described in Notes 3.2 and 15 to the consolidated financial statements, at each reporting date, the Company reviews the carrying amounts of its long-lived non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. For impairment testing, long-lived non-financial assets are grouped together into Cash Generating Units (“CGUs”) considering the Company’s business model and its monitoring of cash flows. When the impairment test is performed, the Company compares the carrying amounts of the Company’s CGUs with its recoverable amounts. An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of the long-lived non-financial assets of a CGUs is estimated based on its value in use, determined by discounting future cash flows to be generated from the continuing use of the CGU.

We identified the evaluation of impairment assessments for long-lived non-financial assets related to the E2 platform´s CGU (commercial segment) as a critical audit matter. A high degree of subjective judgment and effort, including specialized skills and knowledge, were required to evaluate the significant assumptions included in the Company’s projected future cash flows used to estimate the recoverable value of the long-lived non-financial assets related to the E2 platform´s CGU, specifically the revenue growth rates and gross margins.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process for long-lived non-financial assets related to the E2 platform´s CGU, including controls over the determination of the revenue growth rates and gross margins used in the related projected cash flows. We compared the Company’s historical cash flow forecasts to actual results to assess the Company’s ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in the evaluation of the Company´s revenue growth rates and gross margins, by considering industry data and other information available from external sources.

/s/ KPMG Auditores Independentes Ltda.
We have served as the Company’s auditor since 2022.
São José dos Campos, SP, Brazil March 27, 2026

Embraer S.A.
Consolidated Statement of Financial Position
as of December 31, 2025 and 2024
(In millions of U.S. dollar)

ASSETS	Note	12.31.2025	12.31.2024
Current
Cash and cash equivalents	5.1	1,949.8	1,563.0
Financial investments	5.2	676.1	639.7
Trade accounts receivable	6	289.4	320.8
Derivative financial instruments	7	8.7	13.2
Customer financing	8	0.4	12.2
Contract assets	29.3	510.1	622.7
Inventories	9	3,267.1	2,936.1
Income tax and social contribution		78.8	142.0
Other assets	10	369.7	262.7
Total current		7,150.1	6,512.4

Non-Current
Financial investments	5.2	288.8	348.3
Trade accounts receivable	6	1.7	2.0
Customer financing	8	7.6	20.2
Contract assets	29.3	51.9	1.4
Deferred income tax and social contribution	22.1	118.1	174.0
Other assets	10	313.3	173.4
Investments	11	30.3	43.7
Property, plant and equipment	13	2,130.9	1,941.3
Intangible assets	14	2,721.3	2,502.9
Right of use		106.2	104.7
Total non-current		5,770.1	5,311.9

Total Assets		12,920.2	11,824.3
The notes are an integral part of these consolidated financial statements.

Embraer S.A.
Consolidated Statement of Financial Position
as of December 31, 2025 and 2024
(In millions of U.S. dollar)

LIABILITIES	Note	12.31.2025	12.31.2024
Current
Trade accounts payable	16	1,116.8	966.3
Trade accounts payable - Supplier finance arrangements	17	62.9	43.3
Lease liability	19.1	20.7	19.2
Loans and financing	18	105.3	113.8
Other payables	20	610.3	359.8
Contract liabilities	29.3	2,563.4	2,563.4
Derivative financial instruments	7	38.4	71.9
Taxes and payroll charges payable	21	63.3	45.8
Income tax and social contribution		23.3	124.7
Unearned income		29.7	17.9
Provisions	23	127.6	90.2
Total current		4,761.7	4,416.3

Non-Current
Lease liability	19.1	97.4	92.6
Loans and financing	18	2,488.5	2,377.3
Other payables	20	348.1	161.2
Contract liabilities	29.3	871.7	721.2
Derivative financial instruments	7	26.4	31.9
Taxes and payroll charges payable	21	12.1	9.2
Income tax and social contribution	22.4	3.8	3.2
Deferred income tax and social contribution	22.1	273.1	450.3
Unearned income		8.2	12.8
Provisions	23	217.2	203.7
Total non-current		4,346.5	4,063.4
Total Liabilities		9,108.2	8,479.7

Shareholder's Equity	27
Share capital		1,551.6	1,551.6
Treasury shares		(215.0)	(28.2)
Revenue reserves		1,879.2	1,624.3
Capital reserves		327.9	185.1
Other comprehensive loss		(99.0)	(257.2)
Equity attributable to owners of the Company		3,444.7	3,075.6
Non-controlling interests		367.3	269.0
Total Equity		3,812.0	3,344.6
Total Liabilities and Shareholder's Equity		12,920.2	11,824.3
The notes are an integral part of these consolidated financial statements.

Embraer S.A.
Consolidated Statement of Profit or Loss
for the years ended 2025, 2024 and 2023
(In millions of U.S. dollar, except per share data)

	Note	12.31.2025	12.31.2024	12.31.2023
Revenue	29	7,577.5	6,394.7	5,268.5
Cost of sales and services	30	(6,248.8)	(5,241.6)	(4,358.9)
Gross profit		1,328.7	1,153.1	909.6
Administrative expenses	30	(213.6)	(198.9)	(204.9)
Selling expenses	30	(338.5)	(309.7)	(314.7)
Expected credit (losses) reversal		(3.9)	(21.1)	10.2
Research expenses		(74.4)	(55.0)	(90.3)
Other income	31	101.2	266.1	170.7
Other expenses	31	(185.0)	(162.7)	(176.3)
Share of profit (loss) of investments accounted for under the equity method	11	(6.9)	(4.3)	10.2
Operating income before financial income		607.6	667.5	314.5
Financial income	32	316.1	311.1	128.6
Financial expenses	32	(615.0)	(415.6)	(321.9)
Foreign exchange losses, net	33	(41.1)	(6.0)	(0.5)
Profit before taxes on income		267.6	557.0	120.7
Income tax	22.3	91.4	(202.4)	43.6
Net profit for the year		359.0	354.6	164.3
Attributable to:
Controlling interests		351.9	352.5	164.0
Non-controlling interests		7.1	2.1	0.3
Earnings per share – basic and diluted in US$	28	0.48	0.48	0.22
The notes are an integral part of these consolidated financial statements.

Embraer S.A.
Consolidated Statement of Other Comprehensive Income
for the years ended 2025, 2024 and 2023
(In millions of U.S. dollar)

	Note	12.31.2025	12.31.2024	12.31.2023
Net profit for the year		359.0	354.6	164.3
Items that will not be reclassified to profit or loss		0.8	4.9	(4.5)
Remeasurement of post-employment benefit, net of tax		0.8	4.9	(4.5)
Items that are or may be reclassified subsequently to profit or loss		164.9	(119.2)	40.6
Financial instruments - Cash flow hedge, net of tax	7	15.1	(24.7)	7.3
Financial instruments measured at FVOCI, net of tax		—	0.2	—
Translation adjustments		149.8	(94.7)	33.3
Other comprehensive income (loss)		165.7	(114.3)	36.1
Total comprehensive income		524.7	240.3	200.4

Attributable to:
Controlling interests		510.1	248.0	201.0
Non-controlling interests		14.6	(7.7)	(0.6)
The notes are an integral part of these consolidated financial statements.

Embraer S.A.
Consolidated Statement of Changes in Equity
for the years ended 2025, 2024 and 2023
(In millions of U.S. dollar)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Retained earnings	Other comprehensive (loss)	Total	Non-controlling interest	Total equity
At December 31, 2022		1,551.6	(28.2)	117.7	1,116.1	—	(189.7)	2,567.5	256.8	2,824.3
Net profit for the year		—	—	—	—	164.0	—	164.0	0.3	164.3
Other comprehensive income		—	—	—	—	—	37.0	37.0	(0.9)	36.1
Total of comprehensive loss		—	—	—	—	164.0	37.0	201.0	(0.6)	200.4
Share-based remuneration		—	—	4.5	—	—	—	4.5	0.5	5.0
Capital contribution		—	—	—	—	—	—	—	9.5	9.5
Result in transactions with non controlling interest		—	—	13.5	—	—	—	13.5	—	13.5
Allocations of profits:
Dividends		—	—	—	—	—	—	—	(13.4)	(13.4)
Reserve for investments and working capital		—	—	—	164.0	(164.0)	—	—	—	—
At December 31, 2023		1,551.6	(28.2)	135.7	1,280.1	—	(152.7)	2,786.5	252.8	3,039.3
Net profit for the year		—	—	—	—	352.5	—	352.5	2.1	354.6
Other comprehensive loss		—	—	—	—	—	(104.5)	(104.5)	(9.8)	(114.3)
Total of comprehensive income		—	—	—	—	352.5	(104.5)	248.0	(7.7)	240.3
Share-based remuneration		—	—	4.5	—	—	—	4.5	0.6	5.1
Exercise Warrants		—	—	—	—	—	—	—	5.1	5.1
Capital contribution		—	—	—	—	—	—	—	65.6	65.6
Result in transactions with non controlling interest		—	—	44.9	—	—	—	44.9	(47.4)	(2.5)
Allocations of profits:
Legal Reserve		—	—	—	2.6	(2.6)	—	—	—	—
Dividends		—	—	—	—	(8.3)	—	(8.3)	—	(8.3)
Reserve for investments and working capital		—	—	—	341.6	(341.6)	—	—	—	—
At December 31, 2024		1,551.6	(28.2)	185.1	1,624.3	—	(257.2)	3,075.6	269.0	3,344.6
Net profit for the year		—	—	—	—	351.9	—	351.9	7.1	359.0
Other comprehensive income	27.6	—	—	—	—	—	158.2	158.2	7.5	165.7
Total of comprehensive income		—	—	—	—	351.9	158.2	510.1	14.6	524.7
Share-based remuneration		—	—	5.4	—	—	.	5.4	1.3	6.7
Result in transactions with non controlling interest	2.3.1	—	—	137.4	—	—	—	137.4	(149.9)	(12.5)
Acquisition of treasury shares	27.4	—	(186.8)	—	—	—	—	(186.8)	—	(186.8)
Exercise Warrants		—	—	—	—	—	—	—	22.3	22.3
Capital contribution	2.3.1	—	—	—	—	—	—	—	210.0	210.0
Allocations of profits:
Legal reserve	27.7	—	—	—	17.6	(17.6)	—	—	—	—
Interim and proposed dividends	27.7	—	—	—	—	(16.1)	—	(16.1)	—	(16.1)
Interest on equity	27.7	—	—	—	—	(80.9)	—	(80.9)	—	(80.9)
Reserve for investments and working capital		—	—	—	237.3	(237.3)	—	—	—	—
At December 31, 2025		1,551.6	(215.0)	327.9	1,879.2	—	(99.0)	3,444.7	367.3	3,812.0
The notes are an integral part of these consolidated financial statements.

Embraer S.A.
Consolidated Statement of Cash Flows
for the years ended 2025, 2024 and 2023
(In millions of U.S. dollar)

	Note	12.31.2025	12.31.2024	12.31.2023
Operating activities
Net profit for the year		359.0	354.6	164.3
Adjustment to net profit for items not affecting cash
Depreciation and amortization expenses		259.5	243.6	241.7
Realization of contribution from suppliers	14	(27.5)	(30.2)	(29.8)
Losses (reversal) of impairment losses of inventories		3.6	7.0	(4.8)
Adjustment to fair value - Financial investments		11.8	19.3	(0.4)
Expect credit losses (reversal)		11.8	21.1	(10.2)
(Gain) loss on disposal of fixed assets and investments (1)		7.4	6.2	(29.3)
Income tax and social contribution	22.3	(91.4)	202.4	(43.6)
Accrued interest		111.3	174.6	189.7
Interest on marketable securities, net		(18.3)	(18.1)	(7.0)
Share of (profit) loss of investments accounted for under the equity method	11.1	6.9	4.3	(10.2)
Foreign exchange, net	33	36.7	8.7	7.1
Other provisions		25.5	55.4	(7.3)
Others		6.7	5.2	10.9
Changes in assets
Financial investments		86.6	(117.7)	22.9
Derivative financial instruments		(19.3)	(41.5)	21.2
Accounts receivable		25.9	(159.3)	(4.6)
Contract assets		60.5	(114.1)	(4.6)
Customer financing		22.1	25.1	6.6
Inventories		(382.2)	(370.2)	(287.1)
Other assets		(66.2)	(49.4)	(112.4)
Changes in liabilities
Trade accounts payable and Trade accounts payable - Supplier finance arrangements		174.3	204.8	50.2
Other payables		406.3	24.1	69.1
Contract liabilities		150.7	748.1	576.8
Taxes and payroll charges payable		(67.2)	(58.2)	98.6
Unearned income		7.0	2.9	2.8
Net cash generated in operating activities		1,101.5	1,148.7	910.6

Income taxes paid		(73.6)	(101.2)	(120.8)
Interest paid	19.1	(157.9)	(176.3)	(172.8)
Net cash provided by operating activities		870.0	871.2	617.0

Investing activities
Acquisition of property, plant and equipment	13	(187.2)	(200.4)	(238.7)
Proceeds from sale of property, plant and equipment		17.1	12.2	19.3
Additions to intangible assets	14	(296.7)	(265.8)	(192.1)
Additions to investments in subsidiaries and affiliates, net of cash acquired	11.1	(12.3)	(18.3)	(24.0)
Proceeds from sale of financial investments		384.5	49.5	41.2
Investment sale		—	—	60.2
Acquisition of financial investments		(423.6)	(238.0)	(58.8)
Loans (granted to) collected from customers		(93.5)	60.5	(60.5)
Dividends received	11.1	—	0.6	5.8
Net cash used in investing activities		(611.7)	(599.7)	(447.6)
Financing activities
Proceeds from loans and financing	19.1	2,957.2	775.2	2,000.7
Repayment of loans and financing	19.1	(2,814.4)	(1,155.3)	(2,331.9)
Capital increase		—	—	9.5
Dividends and interest on own capital		(23.6)	—	(13.4)
Proceeds from the sale of receivables	20(ii)	40.0	—	—
Receipt in the offering of subsidiary shares	2.3.1	210.0	65.6	—
Costs in the offering of subsidiary shares		(12.5)	(2.4)	—
Repurchases of common shares	27.3	(186.8)	—	—
Lease payments	19.1	(23.8)	(18.8)	(13.6)
Net cash generated (used) by financing activities		146.1	(335.7)	(348.7)

Increase (decrease) in cash and cash equivalents		404.5	(64.2)	(179.3)
Effects of exchange rate changes on cash and cash equivalents		(17.7)	0.9	(10.0)
Cash and cash equivalents at the beginning of the year	5.1	1,563.0	1,626.3	1,815.6
Cash and cash equivalents at the end of the year	5.1	1,949.8	1,563.0	1,626.3
(1) Fixed assets comprise property, plant and equipment, intangible, right of use.
The notes are an integral part of these consolidated financial statements.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

1. OPERATIONS
Embraer S.A. (“Embraer”) is a publicly traded company listed in the Novo Mercado segment of the Brazilian Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão), under the symbol EMBJ3 (formerly, EMBR3). Additionally, Embraer has issued American Depositary Shares, represented by American Depositary Receipts (“ADRs”) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”) under the symbol EMBJ (formerly, ERJ).
Embraer is domiciled in São José dos Campos, State of São Paulo, Brazil, and, along with its subsidiaries (together referred to as “the Company”), engages in the following main activities:
✈To design, build and market aircraft and aerospace materials and related accessories, components and equipment;
✈To perform and carry out technical activities related to the manufacturing and maintenance of aerospace materials;
✈To contribute training technical personnel as necessary for the aerospace industry;
✈To engage in and provide services for other technological, industrial, commercial, and service activities related to the aerospace industry;
✈To design, build and market equipment, materials, systems, software, accessories, and components for the defense, security, and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof;
✈To conduct other technological, industrial, commercial and services activities related to the defense, security, and energy industries.
The Company has strategic divisions, which are its reportable segments (see Note 35): Commercial Aviation, Executive Aviation, Defense & Security, and Services & Support.

1.1Significant events and their impacts on the consolidated financial statements
1.1.1New tariffs imposed by the U.S
In July 2025, the United States government announced new tariffs on certain products imported from Brazil, with rates that could reach up to 50%. Products related to the Company’s operations—including aircraft, parts and components used in the Commercial and Executive Aviation segments—remained subject to the previously disclosed general tariff rate of 10%, and were not subject to the maximum rate. Management assessed that the financial impact of these tariffs is expected to be lower than the nominal 10% rate, as a significant portion of the components used in the manufacturing of aircraft are of U.S. origin, thereby reducing the portion of the cost base subject to tariffs applicable exclusively to Brazilian‑origin products. Accordingly, these tariffs are not expected to materially affect the Company’s growth targets.
In the fourth quarter of 2025, the Company completed detailed analyses of the potential effects of the tariffs on its cost structure, margins and profitability. Given the uncertain regulatory environment and the possibility of further revisions by the United States government—as well as potential retaliatory measures by other countries—Management continued to closely monitor the announced measures and their potential implications, while also implementing the actions necessary to mitigate the effects of the tariffs on the Company’s operations.
On February 20, 2026, the United States Supreme Court ruled that the tariffs imposed by the government under the International Emergency Economic Powers Act (“IEEPA”) are unconstitutional and therefore cannot be applied. On the same date, the government announced the imposition of new 10% tariffs under Section 122 of the Trade Act of 1974. In this moment of uncertainty, the Company will continue to monitor this and other developments to assess any potential impacts on its operations.
1.1.2Tax reform
In 2026, the transition to the Brazilian Consumption Tax Reform (“RTC”) began. In the first year, on a trial basis, companies are required only to report the new taxes—the Contribuição sobre Bens e Serviços (“CBS”) and the

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Imposto sobre Bens e Serviços (“IBS”)—on their fiscal documents, without any payment obligation. The transition will occur gradually through 2032.
Changes to the applicable tax burden, including the elimination of existing taxes and the introduction of the new ones, are expected to take effect only in 2027. Although the RTC already has enacted legal provisions, its implementation depends on further regulation and the issuance of complementary rules. As of the date of authorization for issuance of these consolidated financial statements, no official tax rates have been defined, and only non‑official estimates exist. A complete assessment of the RTC’s effects will only be possible once the implementing regulations are issued.
Based on the legislation enacted to date, particularly Complementary Law No. 214/2025, the Company believes that the RTC will have a positive impact on its business. The simplification and modernization of the consumption tax system in Brazil are expected to enhance transparency and reduce administrative complexity.
The Company continues to monitor developments related to the RTC and remains in compliance with all requirements applicable to date.
1.1.3Middle East conflicts
The Company continues to closely monitor developments related to the conflicts in the Middle East, a region where security conditions remain unstable. Although no direct impacts on the Company’s operations or supply chain have been identified to date, the Company is monitoring potential risks that could affect its activities, including risks related to the supply of materials, logistics costs and possible transportation disruptions.
As of December 31, 2025, the Company did not have material assets or liabilities exposed to the Middle East region, and therefore no material accounting impacts were identified up to the date these financial statements were authorized for issuance
1.1.4Russia – Ukraine conflict
In compliance with international sanctions imposed on Russia, Belarus, and certain regions of Ukraine under applicable laws, the Company has maintained, since March 2022, the suspension of parts supply, maintenance, and technical support to customers affected by such sanctions.
Although no significant risks to operational continuity have been identified, the Company continues to monitor developments related to the conflict and its potential implications for the global supply chain.
As of December 31, 2025, the Company has no material assets or liabilities exposed to Russia, Belarus or Ukraine; therefore, no relevant accounting impact was identified through the date of authorization for issuance of these consolidated financial statements.
1.1.5Modification of the Contract with the Brazilian Air Force Command
In August 2025, Embraer and the Brazilian Air Force Command entered into a mutual agreement to reduce the total number of KC-390 Millennium aircraft to be delivered under the existing contract from 19 to 18 units. This contractual amendment did not result in any negative impact on earnings or cash flow, as the aircraft removed from the contract has already been redirected for sale to another customer.

2.BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES
2.1Basis of preparation
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
These consolidated financial statements were authorized for issuance by Management on March 27, 2026.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

2.2Functional and presentation currency
These consolidated financial statements are presented in U.S. dollar (“US$” or “Dollar”), which is the Company’s functional currency.
Functional currency is the currency of the primary economic environment in which the entity operates, considering the following factors:
✈The currency that most influences the prices of goods and services; this is the currency in which the sales price of the Company’s goods and services are expressed and settled.
✈The currency that most influences the costs of providing goods or services, i.e., the currency in which the Company’s costs are normally expressed and settled.
✈The currency of the country whose competitive forces and regulations most influence the Company’s business.
✈The currency in which the Company largely obtains funds for financial operations and in which it normally receives for its sales and accumulates cash.
All amounts have been rounded to the nearest million, unless otherwise indicated.
2.3Material accounting policies
The Company applied the accounting policies described below consistently to all periods presented in these consolidated financial statements, except if mentioned otherwise.
The material accounting policies adopted by the Company in the preparation of these financial statements are presented in the respective notes to the financial statements.
The following amendments to standards, which came into effect on January 1, 2025, had no material impact in these consolidated financial statements:
✈Lack of Exchangeability (amendments to IAS 21 and IFRS 1).
✈Changes to the illustrative examples of IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures about Uncertainties in the Financial Statements.
2.3.1Basis of consolidation
These consolidated financial statements include the financial statements of Embraer and subsidiaries listed below:

Entity		2025	2024	Country	Core activities
Direct controlled
ELEB Equipamentos Ltda.	(i)	—%	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry
Embraer Aircraft Holding, Inc.		100%	100%	USA	Concentrates corporate activities in the USA
Embraer Aviation International - EAI		100%	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East
Embraer Defesa e Segurança Participações S.A.		100%	100%	Brazil	Coordinates investments in the Defense & Security segments
Embraer GPX Ltda.		100%	100%	Brazil	No operations
Embraer Netherlands B.V.		100%	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft
Embraer Netherlands Finance B.V.		100%	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group
Embraer Overseas Ltd.	(ii)	—%	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group
Embraer Spain Holding Co. SL		100%	100%	Spain	Concentrates corporate activities abroad

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Fundo de Investimento em Participações Embraer Ventures		100%	100%	Brazil	Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.
Yaborã Indústria Aeronáutica S.A.		100%	100%	Brazil	No operations
Indirect controlled
Airholding S.A.	(i)	—%	100%	Portugal	Coordinates investments in subsidiaries in Portugal
Atech - Negócios em Tecnologias S.A.		100%	100%	Brazil	Development and control, communications, computer and intelligence services
Coqueiro Par Participações Ltda. ("Coqueiro")	(i)	—	100%	Brazil	Participation in other companies.
ECC Investment Switzerland AG		100%	100%	Switzerland	Coordinates investments in subsidiaries abroad
Embraer (China) Aircraft Technical Services Co. Ltd.		100%	100%	China	Sale of spare parts and support services in China
Embraer Aircraft Customer Services, LLC		100%	100%	USA	Sale of spare parts and support services in North America and the Caribbean
Embraer Aircraft Maintenance Services, LLC		100%	100%	USA	Maintenance of aircraft and components
Embraer Asia Pacific PTE. Ltd.		100%	100%	Singapore	Sale of spare parts and support services in Asia
Embraer Business Innovation Center, Inc.		100%	100%	USA	R&D of technological innovations in the aerospace sector and related areas
Embraer CAE Training Services (NL) B.V.		51%	51	Netherlands	Pilot, mechanic and crew training
Embraer CAE Training Services (U.K.) Limited	(iii)	51%	51	United Kingdon	Pilot, mechanic and crew training
Embraer CAE Training Services (BR) Ltd.	(iii)	51%	—%	Brazil	Pilot, mechanic and crew training
Embraer CAE Training Services, LLC		51%	51%	USA	Pilot, mechanic and crew training
Embraer Defense and Security, Inc.		100%	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)
Embraer Engineering & Technology Center USA, Inc.		100%	100%	USA	Engineering services related to aircraft research and development
Embraer Executive Aircraft, Inc.		100%	100%	USA	Final assembly and delivery of executive jets
Embraer Executive Jet Services, LLC		100%	100%	USA	After sale support and aircraft maintenance
Embraer Finance Ltd.		100%	100%	Cayman Islands	Support to the Company in structuring specific operations
Embraer Portugal S.A.		100%	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal
Embraer India Private Ltd.	(iv)	100%	—%	India	No operation
Eve Holding, Inc. ("Eve Holding")	(v)	72.7%	83.7%	USA	Publicly held company, with shares traded on the NYSE, which owns the full interest of EVE UAM, LLC.
Eve Soluções de Mobilidade Aérea Urbana Ltda.	(v)	72.7%	83.7%	Brazil	Eve subsidiary with operations in Brazil.
Eve UAM, LLC.	(v)	72.7%	83.7%	USA	Development, design, manufacture, marketing, certification and support of aircraft and urban air traffic management solutions related to urban air mobility.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

EZS Informática S.A.		100%	100%	Brazil	Retail trade of computer products, maintenance, repair and related services
OGMA - Indústria Aeronáutica de Portugal S.A.		65%	65%	Portugal	Aviation maintenance and production
Tempest Security Intelligence Limited		100%	100%	United Kingdon	Retail trade of computer products, maintenance, repair and related services
Tempest Serviços de Informática S.A. ("Tempest")		100%	100%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence
Visiona Internacional B.V.		51%	51%	Netherlands	International subsidiary of Visiona
Visiona Tecnologia Espacial S.A.		51%	51%	Brazil	Supply and development of satellite solutions
Joint operations
EZ Air Interior Limited	(vi)	50%	50%	Ireland	Fabrication of interiors for commercial aircraft
The main changes that occurred during 2025 are:
(i)In January 2025, Embraer merged the entity ELEB Equipamentos Ltda. In the same month, Airholding S.A. was merged into Embraer Portugal S.A., and Coqueiro Par Participações Ltda. was merged into Embraer Defesa e Segurança Participações S.A.
(ii)In November 2025, Embraer Overseas Ltd. formally ceased its operating activities.
(iii)In April 2025, the subsidiary Embraer CAE Training Services (BR) Ltd. was incorporated in Brazil and is wholly owned by Embraer CAE Training Services (NL) B.V.
(iv)In March 2025, the subsidiary Embraer India Private Ltd. was incorporated in India. It is 99.9% owned by Embraer Netherlands B.V. and 0.01% owned by Embraer Asia Pacific PTE. Ltd. The entity is not yet operational.
(v)The reduction in the interest share to 72.7% was mainly driven by the issuance of 47,422,680 new shares by Eve Holding in connection with a capital contribution of US$230.0 million. Embraer Aircraft Holding, Inc. contributed US$20.0 in September 2025, and received 4,123,711 shares. The remaining shareholders contributed US$210.0 million in August 2025 and received 43,298,969 shares. The Company’s ownership interest in Eve Soluções de Mobilidade Aérea Urbana Ltda. and Eve UAM, LLC, both subsidiaries of Eve Holding, decreased by the same proportion. Out of the total US$149.9 result in transaction with non-controlling interests, US$133.1 is attributed to this transaction and corresponding transaction costs.
(vi)In December 2025, the Company entered into an agreement with Safran Cabin to acquire an additional 50% ownership interest in EZ Air Interior Limited, as well as aftermarket, engineering, and manufacturing activities in Brazil. Since the closing of the transaction is subject to precedent conditions, no financial effects were identified for recognition as of December 31, 2025.

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

3.SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
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
3.1Revenue from long-term contracts
As per Note 29, a significant portion of revenue in the Defense & Security segment arises from long-term contracts. These revenues are recognized over time and measured according to PoC (percentage of conclusion) method, which relies on the total estimated costs as the principal input. Therefore, for the determination of the performance obligations, significant estimates are used to estimate the total contract costs and the remaining costs to completion.
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
In a hypothetical scenario of a 10% increase or decrease over Management’s projection of estimated costs at completion of long-term contracts in progress as of December 31, 2025, the Company’s revenue and gross profit in the year would be lower by US$154.9 or would increase by US$146.7, respectively.
3.2Impairment of non-financial assets
The assumptions used by the Company when calculating impairment are shown below:
✈Gross expected cash flow: projection of cash inflows and outflows based on past performance considering its business strategy and market development expectations. These projections also consider the efficiency gains planned for the product cycle.
✈Growth rates: the growth rates are reflected in the revenue flow and the gross margin budgeted by the Company, consistent with the forecasts included in industry reports.
✈Discount rates: a rate that reflects investors’ expected return at the time the calculation is made. This rate is also compared with the market to validate its consistency.
✈Foreign exchange rate US$/Brazilian Reais (“R$”): the future cash flows of CGUs that have revenues predominantly in dollars (such as Commercial Aviation and Executive Aviation units) are sensitive to oscillations and structural changes in the level of the US$/R$ exchange rate, given that certain production costs and general expenses are carried out in R$ (e.g. payroll expenses).
The devaluation of the R$ against the US$ can generate positive impacts on future cash flows, while the appreciation of the R$ can generate a reduction in the future cash flows of these units and possible impairment losses. The Company uses derivative financial instruments to protect short-term fluctuations, as described in Note 7.
For additional information on the impairment test, see Note 15.

4.ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE
A number of new accounting standards and amendments are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted. However, the Company has not early adopted the following new or amended accounting standards in preparing these consolidated financial statements.
4.1 IFRS 18 - Presentation and Disclosure of Financial Statements
IFRS 18 will replace IAS 1 - Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new accounting standard introduces the following key new requirements:
✈Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities’ net profit will not change.
✈Management‑defined performance measures are disclosed in a single note to in the financial statements.
✈Enhanced guidance is provided on how to group information in the financial statements.
✈Entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.
The Company is still in the process of assessing the impact of the new standard on the primary financial statements and the notes. The initial expected impacts include:
✈Operating profit will be affected by foreign exchange differences arising from items of an operating nature, such as trade receivables, suppliers and trade payables, as well as by the results of derivative instruments entered into to mitigate risks that affect operating profit.
✈Operating profit will no longer include the results of investments accounted for using the equity method.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

✈Interest received and interest paid will be classified within investing activities and financing activities, respectively, in the statement of cash flows.
Management concluded that the Company does not have, as its main business activity, the investment in certain types of assets, nor the provision of financing to customers.
Additionally, based on the analyses performed, Management determined that classifying and presenting operating expenses predominantly according to their function within the Company will provide a more useful and structured summary of the information.
4.2 Other accounting standards
The following new and amended accounting standards are not expected to have a significant impact on the Company’s consolidated financial statements:
Applicable to annual reporting periods beginning on or after January 1, 2026.
✈Contracts referencing nature-dependent electricity (amendments to IFRS 7 and IFRS 9).
✈Classification and measurement of financial instruments (amendments to IFRS 7 and IFRS 9).
✈Annual improvements to IFRS Accounting Standards - volume 11.
Applicable to annual reporting periods beginning on or after January 1, 2027.
✈Subsidiaries without public accountability: disclosures (IFRS 19).
✈Translation of a hyperinflationary presentation currency (amendments to IAS 21).
5.CASH AND CASH EQUIVALENTS AND FINANCIAL INVESTMENTS
Accounting policy
Cash and cash equivalents
Cash and cash equivalents include cash on hand, cash in transit, bank deposits, highly liquid short-term investments maturing within 90 days of the investment date, readily convertible into a known amount of cash and subject to an insignificant risk of change in value.
For the purposes of the statements of cash flow, overdraft bank balances are included as a component of cash and cash equivalents since these guaranteed accounts are settled in a short period of time and are an integral part of the Company’s cash management.
Financial investments
The resources invested that do not meet the definition of cash and cash equivalents are presented as financial investments.
Restricted cash
Resources that are legally restricted from use or withdrawal by the Company (restricted cash) are presented within other assets.
5.1 Cash and Cash equivalents

		12.31.2025	12.31.2024
Cash and banks		682.6	494.0
Private securities	(i)	187.1	87.7
Fixed deposits	(ii)	1,080.1	981.3
		1,949.8	1,563.0
(i)Applications in Bank Deposit Certificates (CDBs), Private Securities Repurchase Agreements issued by financial institutions in Brazil.
(ii)Fixed term deposits in dollars issued by financial institutions.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

5.2 Financial Investments

		12.31.2025	12.31.2024
Fixed-term deposit	(i)	381.6	468.2
Structured notes	(ii)	243.4	133.2
Investment funds	(iii)	120.8	125.2
Private securities	(iv)	76.4	99.9
Public securities	(v)	66.4	66.5
Others	(vi)	76.3	95.0
		964.9	988.0

Current		676.1	639.7
Non-current		288.8	348.3
(i)Fixed-term deposits in US$ issued by financial institutions.
(ii)Structured notes subject to the credit risk of the financial institution and of the Brazilian government, in the amount of US$243.4 (2024: US$133.2, including the credit risk of a financial institution and the Brazilian government, as well as the concurrent credit risk of two financial institutions).
(iii)Embraer Multi-Strategy Equity Investment Fund in the amount of US$12.4 (2024: 22.0), and a managed portfolio held with a U.S. bank, in the amount of US$108.4 (2024: US$103.2).
(iv)Corporate bonds issued by private financial institutions and non‑financial institutions.
(v)Debt securities issued in US$ by the Brazilian government with maturity in 2030.
(vi)This mainly refers to the investment in shares of Republic Airways Holdings. In November 2025, Mesa Air Group, Inc. (“Mesa”) completed the merger of Republic Airways Holdings, Inc., in which the Company previously held 106,152 shares measured at fair value through profit or loss using a market comparison technique. Following the transaction, the Company came to hold 4,139,215 shares of Mesa, whose name was changed to Republic Airways Holdings, Inc., and its symbol to RJET (formerly, MESA).
The transaction resulted in the derecognition of the financial instrument represented by the 106,152 shares and the recognition of the new financial instrument, represented by the 4,139,215 shares received, which is measured at fair value through profit or loss.
As of December 31, 2025, the share price of US$18.37 was quoted in an active market, the NASDAQ Stock Market LLC. Accordingly, the fair value measurement is classified within Level 1 of the fair value hierarchy (Note 26.1)
As of December 31, 2025, the weighted average accumulated nominal interest rates, considering cash equivalents and financial investments, are 12.95% p.a. in R$, equivalent to 90.51% of the Interbank Deposit Certificate (“CDI”), and 4.52% p.a. in US$ (2024: 10.55% p.a. in R$, equivalent to 97.36% p.a. of the CDI, and 5.50% p.a. in US$).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

6.TRADE ACCOUNTS RECEIVABLE

See accounting policy in Note 26.

	Note	12.31.2025	12.31.2024
Foreign customers		255.6	293.8
Accounts receivable due from related parties	12.2	13.0	11.4
Domestic customers		29.1	29.8
		297.7	335.0
Expected credit losses		(6.6)	(12.2)
		291.1	322.8
Current		289.4	320.8
Non-current		1.7	2.0
For information on the measurement of expected credit losses and the aging of trade receivables, see Note 26.1.3.
7.DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
Accounting policy
Derivatives financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recognized in profit or loss, within financial results, except for derivatives designated as a cash flow hedging instruments.
Cash flow hedge
The effective portion of changes in the fair value of the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss, within financial results. The amounts accumulated in other comprehensive income are accounted for, under the same caption as the hedged item, in the same period or periods as the hedged expected cash flows affect profit or loss.
If cash flow hedge accounting is discontinued, the amounts accumulated in other comprehensive income are reclassified to profit or loss, under the same caption as the hedged item, in the same period or periods as the hedged expected cash flows affect profit or loss. If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in other comprehensive income are immediately reclassified to profit or loss, within financial results.
At the inception of each hedge relationship, the Company documents the connection between the hedging instruments and the hedged items, including the risk management objectives and the strategy for undertaking the transaction, along with the methods the Company will assess whether the hedging relationship meets the hedge effectiveness requirement.
The Company does not contract derivative instruments for speculative purposes.
The Company has entered into derivative financial instruments to hedge its operations against certain risks, including:
✈Equity swap: the main objective of neutralizing fluctuations in the EMBJ3 share price, with a view to the future settlement of share based payment plans (Note 25.1). The fair value of these instruments is determined by calculating the difference between (i) the multiplication of the share’s closing price and the number of shares traded, and (ii) the notional value remunerated by the contractual interest rates until maturity, which is then discounted to present value using current market rates.
✈Purchase of sell and buy currency options: in order to protect cash flows for wage expenses and corresponding labor charges denominated in R$ from currency fluctuations risks. The strategy used by the Company involves a zero-cost collar, which consists of purchasing a put option and selling a call option, all

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

contracted with the same counterparty to maintain a zero-net premium. The Company adopts the Black-76 pricing model along with observable data to measure the fair value of these instruments.
✈Non-deliverable forward (“NDF”): the purpose of protecting the Company from risks associated with fluctuations in exchange rates. The fair value of these instruments is measured under the discounted cash flow model. Future cash flows are estimated based on future exchange rates observed at the reporting period and future contractual rates, then discounted at current market rates.
✈Warrants: Eve Holding issued warrants to grant holders the right, but not the obligation, to purchase its shares (NYSE: EVEX). Changes in the fair value are recognized as financial results (Note 32).
✈Cross currency and interest rate swap: currency and interest rate: the purpose is to hedge the foreign‑exchange exposure arising from a financial liability denominated in reais, indexed to the Referential Rate (“TR”) plus an annual spread. The fair value of the instrument is measured using a discounted cash flow method, in which the future cash flows (TR + spread, in R$) are projected and discounted using the BRL interest rate curve, and the cash flows, denominated in US$, are discounted using the USD interest rate curve.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Purpose	Risk	Instrument	Notional	Settlement date	12.31.2025	12.31.2024
Cash flow hedge designated as hedge accounting
Payroll expenses settled in Brazilian reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$5.40 and sale of call options at the weighted average exercise price of R$6.72	—	2025	—	(17.6)
Payroll expenses settled in Brazilian reais	Exchange rate	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$5.51 and sale of call options at the weighted average exercise price of R$6.41	717.2	2026	5.3	—
					5.3	(17.6)
Others derivatives not designated as hedge accounting
Export	Exchange rate	NDF - exchange usd currency debt to euro currency.	—	2025	—	2.5
Export	Exchange rate	NDF - exchange usd currency debt to euro currency.	42.0	2026	(2.8)	—
Equity	Share price: ticker EMBJ3	Equity swap	—	2025	—	10.5
Equity (i)	Share price: ticker EMBJ3	Equity swap	171.4	2026	0.8	—
Equity (ii)	Share price: ticker EVEX	Private warrants	10.0	2027	(4.6)	(7.0)
Equity (ii)	Share price: ticker EVEX	Public warrants	12.5	2027	(5.7)	(4.0)
Equity (iii)	Share price: ticker EVEX	Strategic warrants	28.5	2027	(48.7)	(75.0)
Project development	Exchange Rates and Interest Rates	Interest rate swap for exchanging post-fixed debt in reais for post-fixed debt in dollars.	8.3	2040	(0.4)	—
					(61.4)	(73.0)

		Assets
		Current			8.7	13.2
		Non-current			—	—

		Liabilities
		Current			(38.4)	(71.9)
		Non-current			(26.4)	(31.9)
		Net derivative financial instruments			(56.1)	(90.6)
(i)In November 2025, the Company entered into 12-month swap contracts with Banco Itaú. Under these contracts, the Company is entitled to receive the price variation on 10,932,998 shares issued by Embraer (EMBJ3) and is required to pay CDI plus 0.265% p.a. As of December 31, 2025, the Company had no margin calls associated with these derivative transactions.
(ii)Refers to the 12,478,852 (2024: 8,203,407) public warrants and 9,974,555 (2024: 14,250,000) private warrants issued by Eve Holding with a strike price of US$11.50 (eleven dollars and fifty cents) per share. The exercise period of these warrants

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

will expire on the date that occurs first: May 9, 2027, the date set by the issuer to redeem all warrants or upon the liquidation of the issuer.
The public warrants are listed and traded on the NYSE under the symbol EVEX.WS, and their fair value is derived directly from observable market prices. The fair value is calculated by multiplying the unit price of the option by the number of options. The fair value measurement of the private warrants is identical to that of the public warrants since the differences between them do not affect their fair value.
(iii)Refers to the 28,522,536 (2024: 32,522,536) units of strategic warrants issued by Eve Holding under the following conditions:
✈Penny warrants: 16,522,536 (2024: 20,522,536) units with an exercise price of US$0.01 (one cent) per share. The fair value measurement of this instrument considers the fair value of the EVEX share minus the exercise price. Furthermore, when the exercise of the warrant is conditioned on the occurrence of future events, the probability of these events occurring is also considered in the measurement. During the reporting period, 3,000,000 warrants were exercised, resulting in an increase of US$22.4 in non‑controlling interests.
✈Market warrants: 12,000,000 (2024: idem) units with a strike price of US$15.00 (fifteen dollars) per share. The Black- Scholes pricing model is used to measure the fair value of these financial instruments.
Derivatives designated as hedging instruments
Cash flow hedge
The purchase of sell and buy currency options are designed as hedging instruments in cash flow hedges of payroll expenses and related taxes and contributions in Reais, which are classified as expected highly probable forecast transactions. This strategy mitigates the volatility of cash flows arising from foreign exchange rate fluctuations.
There is an economic relationship between the hedged items and the hedging instruments as the main terms of the purchase of sell and buy currency options match the terms of the expected highly probable forecast transactions, i.e. notional amount whose hedge ratio is 1:1 and expected payment date).
The Company carries out a qualitative and prospective analysis of the effectiveness of the hedge. If there are relevant changes in circumstances, such as the estimate of cash flows in protected Reais compared to realized flows, the Company prospectively balances the relationship, and any ineffectiveness identified is recognized in profit or loss, within financial results.
The movements in other comprehensive income resulting from cash flow hedge are as follows:

	12.31.2025	12.31.2024	12.31.2023
Changes in the fair value of options
(Loss) gain on hedge reserve	(1.1)	—	7.4
(Loss) gain cost of hedging reserve	6.4	(17.6)	1.6
Net balance in other comprehensive income	5.3	(17.6)	9.0
Deferred tax	(1.8)	6.0	—
Reclassification to profit or loss
Fair value	17.6	(8.9)	(2.5)
Deferred tax	(6.0)	—
Other reclassifications	—	(4.2)	0.8
Total movements in other comprehensive income	15.1	(24.7)	7.3

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

8.CUSTOMER FINANCING

See accounting policy in Note 26.

	12.31.2025	12.31.2024
Aircraft	8.0	21.4
Spare parts	—	31.1
	8.0	52.5
Fair value adjustment	—	(11.4)
Expected credit losses	—	(8.7)
	8.0	32.4
Current	0.4	12.2
Non-current	7.6	20.2
For additional information on measurement of expected credit losses, see Note 26.1.3
As of December 31, 2025, the maturity schedule for non-current customer financing balance is as follows:

Year
2027	0.5
2028	0.5
2029	6.6
7.6
9. INVENTORIES
Accounting policy
Inventories are comprised of raw materials, work in progress, spare parts and finished goods. Raw materials are recognized at acquisition cost. Work in progress consists of raw materials, direct labor, other direct costs and manufacturing overhead. When completed, these items are recognized as finished goods.
Raw materials and spare parts are measured using the moving weighted‑average cost method. Finished goods (manufactured aircraft) and work in progress are measured at their specific production cost.
Inventories are stated at the lower of cost and net realizable value.
The Company may hold used aircraft in inventory for resale, typically received through trade‑in transactions to facilitate the sale of new aircraft. The carrying amount of these assets is periodically compared with their net realizable value, which is determined based on the estimated selling price of the aircraft in the ordinary course of business, less the estimated costs necessary to complete the sale. Management, together with its external appraisers, estimates the selling price based on aircraft valuations.
Any loss identified on the carrying amount is recognized in profit or loss within cost of sales.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

		12.31.2025				12.31.2024
		Gross book value	Write-down for obsolescence	Write-down for market value	Net book value	Gross book value	Write-down for obsolescence	Write-down for market value	Net book value
Raw materials		1,443.8	(87.7)	—	1,356.1	1,302.6	(84.6)	—	1,218.0
Work in process		995.4	—	—	995.4	840.9	—	—	840.9
Spare parts		510.2	(43.0)	(0.8)	466.4	476.5	(38.2)	(0.9)	437.4
Finished goods	(i)	77.1	—	—	77.1	76.8	—	—	76.8
Held by third parties		97.2	(4.0)	—	93.2	112.2	(4.5)	—	107.7
Advances to suppliers		82.4	—	—	82.4	39.1	—	—	39.1
Inventory in transit		132.2	—	—	132.2	163.2	—	—	163.2
Consumption materials		67.5	(3.2)	—	64.3	58.4	(5.4)	—	53.0
		3,405.8	(137.9)	(0.8)	3,267.1	3,069.7	(132.7)	(0.9)	2,936.1
The following aircraft were held in the finished goods inventory:

	12.31.2025	12.31.2024
Embraer Aircrafts
Phenom 100	1	1
Phenom 300	3	3
Praetor 500	1	1
Praetor 600	2	2
Ipanema	3	0
Ending balance	10	7
The movement of write-down for reduction in market value was as follows:

	12.31.2025	12.31.2024	12.31.2023
Beginning balance	(0.9)	(1.4)	(5.7)
Additions	(3.0)	—	(0.6)
Disposals	—	0.1	—
Reversals	3.1	0.4	4.9
Ending balance	(0.8)	(0.9)	(1.4)
The movement of write-down for obsolescence was as follows:

	12.31.2025	12.31.2024	12.31.2023
Beginning balance	(132.7)	(125.9)	(126.1)
Additions	(53.4)	(52.9)	(50.5)
Disposals	5.1	11.5	13.5
Reversals	44.6	33.9	37.5
Foreign exchange gain (loss)	(1.5)	0.7	(0.3)
Ending balance	(137.9)	(132.7)	(125.9)
A write-down for obsolescence is recognized for items without activity for more than two years and with no planned use in the production program. It also covers expected losses from excess inventories or obsolete work in progress. The exception to this policy applies to inventories of spare parts, for which the write‑down is recognized based on technical obsolescence or for items without activity for more than two years.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

10.OTHER ASSETS

	Note	12.31.2025	12.31.2024
Taxes recoverable	10.1	164.3	154.0
Prepaid expenses		95.0	76.6
Other debtors		95.2	54.0
Costs to comply with contractual obligations		38.1	39.9
Court-mandated escrow deposits		38.3	32.5
Loans granted	(i)	87.0	—
Supplier Contractual Rights	(ii)	34.2	—
Dividends Receivable		21.5	—
Loan with a joint operation		25.3	23.8
Advances to employees		19.8	18.6
Guarantee deposits		22.9	12.8
Advances for services to be rendered		16.4	1.6
Collateralized accounts receivable		—	1.1
Other credits to related parties		—	1.1
Others		25.0	20.1
		683.0	436.1
Current		369.7	262.7
Non-current		313.3	173.4
(i) Refers to loans granted to specific customers and maturing in 2029. The amount is presented net of the expected credit loss of US$6.5 measured under the general approach, with the corresponding expense presented as a finance expense.
The Company sold with recourse a loan granted to a financial institution for cash proceeds. This financial assets has not been derecognized from the statement of financial position, because the Company retains substantially the risks and rewards, primarily credit risk.
(ii) Contractual rights recognized due to delays in deliveries by a certain supplier.
10.1Taxes recoverable

		12.31.2025	12.31.2024
Tax Credits - Court Decisions		46.8	50.6
ICMS (State Value-added Tax) and IPI (Excise Tax)		43.8	42.8
Income tax and social security on net income withheld		24.6	20.1
PIS (Social Integration Program) and COFINS (Contribution for Social Security)	(i)	30.0	14.0
Value added tax		9.8	13.4
Reintegra (Special regime for exporters)		0.2	6.0
Advance service tax (ISS- Service tax)		6.8	5.3
Others		2.3	1.8
		164.3	154.0
Current		104.4	87.6
Non-current		59.9	66.4
(i)The 2025 increase reflects mainly the recognition of US$12.0 in PIS and COFINS tax credits arising from services deemed essential and relevant that the Company received in prior periods.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

11.INVESTMENTS
Accounting policy
Investments in entities accounted for using the equity method
The Company’s investments in entities accounted for using the equity method comprise its interests in associates and joint ventures.
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
The Company’s main associates and joint ventures are:
✈Águas Azuis Construção Naval SPE Ltda.: special purpose entity established by Embraer, Atech - Negócios em Tecnologia S.A. and Thyssenkrup Marine Systems GmbH with the purpose of supplying military vessels of high technological complexity. The Company’s total ownership percentage in the investee is 25%.
✈Fundo de Investimento em Participações Aeroespacial Multiestratégia: equity investment fund established with the Banco Nacional de Desenvolvimento Econômico Social (“BNDES”), Financiadora de Estudos e Projetos (“FINEP”) and Desenvolve SP, created to strengthen the supply chains related to aerospace, aviation, defense, and security and promote the systems integration related to these sectors through support for small and medium enterprises. The Company’s total ownership percentage in the investee is 34.10%.
✈MSW Multicorp 2 Fundo de Investimentos em Participações - Capital Semente: multi-corporate venture capital investment fund established by Embraer, jointly with Rio de Janeiro’s Development Agency (“AgeRio”), Acumuladores Moura S.A. and Banco do Brasil Seguros that invests in early-stage companies which demonstrate synergy with its investors. The Company’s total ownership percentage in the investee is 37.94%.
✈Nidec Aerospace, LLC.: joint venture established together with Nidec Motor Corporation for the joint development and manufacture of electrical propulsion systems for aeronautical use, including vertical take-off vehicles and fixed-wing aircraft. The Company’s total ownership percentage in the investee is 49%.
✈Xmobots Holding S.A.: associate focused on manufacturing, maintenance, and sale of unmanned vehicles; producing robotic and remote sensing systems; and developing of software for agricultural mapping and controlling. The Company’s total ownership percentage in the investee is 36.92%.
In November 2025, the Company established a fiduciary assignment over all the shares it holds in Xmobots Holding S.A. as collateral for the obligations assumed by Xmobots Aeroespacial e Defesa Ltda., in the amount equivalent to US$25.1.
Xmobots Aeroespacial e Defesa Ltda. is a wholly owned by Xmobots Holding S.A.
As of December 31, 2025, Management assessed that there is no evidence of impairment, default, or risk of enforcement of the collateral and, therefore, the investment remains fully recognized.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

11.1 Investments movement

		12.31.2024	Gain (loss) by equity method (profit or loss)	Cumulative translation adjustment	Dividends	Addition (*)	12.31.2025
MSW Multicorp 2 Fundo de Investimento em Participações		2.8	0.3	0.4	—	—	3.5
Xmobots Holding S.A.	(i)	20.0	(2.6)	2.1	—	—	19.5
Fundo de Investimento em Participações Aeroespacial Multiestratégia		2.2	(1.1)	0.6	—	0.1	1.8
Nidec Aerospace, LLC.		3.0	(8.9)	—	—	9.8	3.9
Águas Azuis Construção Naval SPE Ltda.		15.7	5.4	2.0	(21.5)	—	1.6
		43.7	(6.9)	5.1	(21.5)	9.9	30.3
(*) The difference identified when comparing the total additions in this rollforward with the total additions in subsidiaries and associates, net of cash acquired, as presented in the statement of cash flows, relates to payments made in the third quarter of 2025 in connection with the additional acquisition of an interest in Xmobots Holding S.A. Although the acquisition was completed in March 2024, the corresponding cash payments were made in a subsequent period.

		12.31.2023	Gain (loss) by equity method (profit or loss)	Cumulative translation adjustment	Dividends	Addition	12.31.2024
MSW Multicorp 2 Fundo de Investimento em Participações		1.7	0.9	(0.9)	—	1.1	2.8
Xmobots Holding S.A.	(i)	—	(1.3)	(4.4)	—	25.7	20.0
Fundo de Investimento em Participações Aeroespacial Multiestratégia		3.3	0.5	(1.1)	(0.6)	0.1	2.2
Nidec Aerospace, LLC.		5.6	(6.5)	—	—	3.9	3.0
Águas Azuis Construção Naval SPE Ltda.		17.6	2.1	(4.0)	—	—	15.7
		28.2	(4.3)	(10.4)	(0.6)	30.8	43.7

(i)In 2024, the Company acquired an additional 26.68% equity interest in the investee and completed the purchase price allocation for this transaction in the reporting period.
As of December 31, 2025, the carrying amount of the investment consisted of the equity value corresponding to the Company’s interest in the investee’s shareholders’ equity, totaling US$4.3 (2024: US$5.8), the fair value step‑up on net identifiable assets attributable to the Company, amounting to US$4.2 (2024: zero), and goodwill allocated to the Company of US$11.0 (2024: US$14.1). Management assessed that, as of the reporting date, there was no evidence of impairment of the investment.
11.2 Interests in Entities
11.2.1Subsidiaries Without Non‑Controlling Interests
There are no contractual or legal restrictions on Embraer’s access to assets or settlement of liabilities of these subsidiaries.
There are inherent risks to the operations of these entities, the most significant of which are described below:
✈Economic risk: potential losses arising from fluctuations in market conditions (product prices, exchange rates and interest rates).
✈Operational risk: potential losses resulting from the emergence of new technologies or from failures of current processes.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

✈Credit risk: potential losses that may occur if a third party (customer) becomes unable to meet its contractual obligations.
✈Liquidity risk: the subsidiary’s inability to meet its financial obligations as they fall due.
11.2.2Subsidiaries with non-controlling interests

	12.31.2025			12.31.2024			12.31.2023
	Non-controlling interest			Non-controlling interest			Non-controlling interest
	%	Equity	Income (loss)	%	Equity	Income (loss)	%	Equity	Income (loss)
Embraer CAE Training Services, LLC	49.0%	39.0	4.6	49.0%	34.3	5.4	49.0%	29.0	5.4
Embraer CAE Training Services (NL) B.V.	49.0%	11.6	1.3	49.0%	9.3	0.2	49.0%	9.4	(0.2)
EVE Holding Inc.	27.3%	115.6	(2.0)	16.3%	34.1	(2.3)	10.6%	11.0	(9.9)
OGMA - Indústria Aeronáutica de Portugal S.A.	35.0%	51.5	3.1	35.0%	42.7	(0.5)	35.0%	46.0	0.8
Tempest Serviços de Informática S.A.	—%	—	—	—%	—	(0.4)	23.4%	7.2	4.7
Visiona Tecnologia Espacial S.A.	49.0%	13.9	0.1	49.0%	12.9	(0.3)	49.0%	14.5	(0.5)
		231.6	7.1		133.3	2.1		117.1	0.3
Listing Expenses (i)		135.7	—		135.7	—		135.7	—
		367.3	7.1		269.0	2.1		252.8	0.3
(i) Refers to the expenses related to the listing of Eve Holding on the NYSE, completed in 2022, which were fully recognized by Embraer.
The financial position of the most significant entities with non-controlling interests is summarized below, which are OGMA - Indústria Aeronáutica de Portugal S.A., Eve Holding and Embraer CAE Training Services, LLC.

	OGMA			EVE			Embraer CAE Training Services, LLC
	12.31.2025	12.31.2024	12.31.2023	12.31.2025	12.31.2024	12.31.2023	12.31.2025	12.31.2024	12.31.2023
Total assets	455.8	351.3	289.5	503.5	304.2	230.1	95.1	96.7	83.4
Total liabilities	308.7	229.3	158.0	79.1	95.0	126.1	15.6	26.6	24.2
Shareholders’ equity	147.1	122.1	131.5	424.4	209.2	104.0	79.5	70.0	59.2
Revenue	386.7	314.0	250.1	—	—	—	34.8	33.4	29.3
Net income (loss) for the year	8.9	(1.5)	2.3	(32.6)	1.6	(96.2)	9.4	10.9	11.0

The market capitalization of the Company's interest in Eve Holding amounted to US$1,010.5 (2024: US$1,355.6), based on 253,323,300 (2024: 249,199,589) outstanding shares at a quoted market price of US$3.99 (2024: US$5.44) per share.
The share price, which is derived from quoted market prices, does not necessarily represent the amount that would be realized upon the sale of a significant or representative block of shares, as such a transaction could be subject to liquidity constraints and market impact.
Subsidiaries with non-controlling interests are subject to the same operational, financial and market risks as the wholly owned subsidiaries.
The Company has significant restrictions on its ability to access the cash balances, cash equivalents and financial investments held by Eve Holding to settle obligations not directly related to Eve Holding’s operations, as defined in the Eve Holding shareholders’ agreement (protective law).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.RELATED PARTIES
12.1Related party transactions
The main transactions with related parties refer to:
✈Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies; (ii) balances of financial investments; and (iii) bank deposits.
✈Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved, and corporate policies; (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts; (iv) financing for research and product development at market rates for this kind of financing; (v) loans and financing; (vi) export financing; and (vii) warranty customer service.
✈Profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the Defense & Security market; (ii) financial income and expenses from financial investments and expenses from loans and financing; and (iii) supplementary pension plan.
12.2Brazilian Federal Government
The Brazilian Federal Government maintains direct and indirect interest through the ownership of a common share called golden share. As of December 31, 2025, the Brazilian Federal Government held an indirect interest of 5.37% in the Company’s capital through BNDES Participações S.A (“BNDESPAR”), a wholly owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government.
Additionally, on that same date, BNDES held a 4.44% interest in Eve Holding as a result of having acquired 15,463,917 of the new shares issued by that entity (Note 2.3.1(v)).
The Brazilian Federal Government plays a key role in the Company’s business activities, as a:
✈Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army, and Brazilian Navy).
✈Source of research and development financing through technology development institutions (Financiadora de Estudos e Projetos - FINEP and BNDES).
✈Export credit agency (through the BNDES), and
✈Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The balances and results with related parties were as follows:

	12.31.2025
	Trade accounts receivable	Other assets*	Cash and Cash equivalents	Contract assets	Loans and financing	Other payables	Contract liabilities
Águas Azuis Construção Naval SPE Ltda	5.8	21.5	—	0.8	—	—	15.0
Banco do Brasil S.A.	—	140.2	230.4	—	—	—	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	—	—	—	338.3	—	—
Comando da Aeronáutica (Brazilian Air Force)	6.3	—	—	241.9	—	28.3	38.7
Exército Brasileiro (Brazilian Army)	—	—	—	5.1	—	—	19.2
EZ Air Interior Limited	—	25.3	—	—	—	—	—
FINEP	—	—	—	—	17.8	—	—
Governo Brasileiro - Bonds (Brazilian government -Bonds)	—	126.2	—	—	—	—	—
Marinha do Brasil (Brazilian Navy)	—	—	—	0.2	—	—	17.8
Nidec Aerospace, LLC	0.9	—	—	—	—	—	—
	13.0	313.2	230.4	248.0	356.1	28.3	90.7

	12.31.2024
	Trade accounts receivable	Other assets*	Cash and Cash equivalents	Contract assets	Loans and financing	Other payables	Contract liabilities
Águas Azuis Construção Naval SPE Ltda	4.3	—	—	0.3	—	—	17.9
Banco do Brasil S.A.	—	1.1	511.8	—	—	—	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	—	—	—	463.8	—	—
Comando da Aeronáutica (Brazilian Air Force)	5.7	—	—	251.7	—	15.0	51.0
Exército Brasileiro (Brazilian Army)	0.1	—	—	10.5	—	—	9.0
Ez Air Interior Limited	—	23.8	—	—	—	—	—
Governo Brasileiro - Bonds (Brazilian government -Bonds)	—	153.6	—	—	—	—	—
Marinha do Brasil (Brazilian Navy)	—	—	—	1.0	—	—	5.5
Nidec Aerospace, LLC	1.3	—	—	—	—	—	—
	11.4	178.5	511.8	263.5	463.8	15.0	83.4
(*) As of December 31, 2025, this amount comprises balances presented under financial investments of US$266.4 (2024: US$153.6) and under other assets of US$46.8 (2024: US$24.9).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2025		12.31.2024		12.31.2023
	Operating results	Financial results	Operating results	Financial results	Operating results	Financial results
Águas Azuis Construção Naval SPE Ltda	9.8	—	61.3	—	6.6	—
Banco do Brasil S.A.	—	13.9	—	12.1	—	15.0
BNDES	—	(12.1)	—	(34.9)	—	(20.2)
Caixa Econômica Federal	—	—	—	—	—	—
Comando da Aeronáutica	0.9	—	(7.4)	—	8.8	—
Embraer Prev - Soc. Previdência Complementar	(18.2)	—	(16.0)	—	(17.3)	—
Exército Brasileiro	1.5	—	(0.1)	—	0.1	—
Marinha do Brasil	(1.0)	—	(2.6)	—	(1.3)	—
EZ Air Interior Limited	—	—	—	—	—	—
Governo Brasileiro	—	7.9	—	4.4	—	2.6
FINEP	—	(0.5)	—	—	—	(0.1)
Nidec Aerospace, LLC	0.9	—	1.3	—	—	—
	(6.1)	9.2	36.5	(18.4)	(3.1)	(2.7)

12.3Remuneration of key management personnel
The remuneration of key management personnel comprises:

		12.31.2025	12.31.2024	12.31.2023
Short-term benefits		7.8	9.3	8.5
Share based payment	(i)	14.1	9.3	2.7
Total remuneration		21.9	18.6	11.2
(i) The increase observed in December 2025 results from the appreciation of Embraer's shares. As per Note 7, derivative instruments are contracted to protect cash flows from fluctuations in Embraer's share price. The amounts presented in this Note do not include the results obtained with such derivative instruments.
13.PROPERTY, PLANT AND EQUIPMENT
Accounting policy
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
The residual value is determined for certain aircraft spare parts included in the exchange pool program, which is reviewed and, if necessary, adjusted at the end of each reporting period. As for the remaining assets, the residual value is assumed to be close to zero.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

		12.31.2025
	Estimated useful life	At December 31, 2024	Additions	Depreciation	Disposals	Reclassifications*	Translation adjustments	At December 31, 2025	Cost	Depreciation
Buildings and improvements	25 to 60	448.1	2.3	(24.1)	—	41.3	1.6	469.2	730.7	(261.5)
Machinery and equipment	10 to 35	431.3	40.8	(35.5)	(2.4)	59.2	11.1	504.5	919.7	(415.2)
Tooling	10 to 25	217.8	11.6	(22.7)	(1.4)	14.0	3.5	222.8	664.7	(441.9)
Construction in progress	-	124.2	103.1	—	(1.6)	(122.2)	4.9	108.4	108.4	—
Exchange pool program assets	30	614.2	59.4	(20.6)	(15.7)	47.8	29.0	714.1	968.7	(254.6)
Installations	5 to 35	51.1	—	(3.2)	(0.1)	2.1	0.7	50.6	91.0	(40.4)
Aircraft	5 to 51	16.7	—	—	—	—	0.2	16.9	21.4	(4.5)
Computers and peripherals	3 to 10	13.7	6.9	(5.4)	(0.1)	0.8	(0.2)	15.7	113.3	(97.6)
Land	-	9.5	—	—	—	—	0.1	9.6	9.6	—
Furniture and fixtures	5 to 30	11.5	2.6	(2.5)	(0.5)	4.5	(0.1)	15.5	43.4	(27.9)
Vehicles	5 to 10	3.2	0.6	(0.7)	(0.1)	0.3	0.4	3.7	12.7	(9.0)
Other assets	-	—	—	—	—	—	—	—	19.1	(19.1)
		1,941.3	227.3	(114.7)	(21.9)	47.8	51.2	2,131.0	3,702.7	(1,571.7)

		12.31.2024
	Estimated useful life	At December 31, 2023	Additions	Depreciation	Disposals	Reclassifications*	Translation adjustments	At December 31, 2024	Cost	Depreciation
Buildings and improvements	25 to 60	451.2	1.3	(20.0)	—	17.1	(1.5)	448.1	683.2	(235.1)
Machinery and equipment	10 to 35	330.4	64.7	(27.7)	(1.2)	66.0	(0.9)	431.3	852.8	(421.5)
Tooling	10 to 25	217.8	17.3	(23.0)	(0.5)	6.3	(0.1)	217.8	646.2	(428.4)
Construction in progress	-	121.1	101.6	—	—	(94.4)	(4.1)	124.2	124.2	—
Exchange pool program assets	30	567.1	47.8	(17.4)	(14.3)	36.4	(5.4)	614.2	840.8	(226.6)
Installations	5 to 35	49.3	—	(1.9)	—	4.0	(0.3)	51.1	92.2	(41.1)
Aircraft	5 to 51	—	—	(0.2)	—	16.9	—	16.7	21.4	(4.7)
Computers and peripherals	3 to 10	8.4	8.2	(3.2)	—	0.5	(0.2)	13.7	108.4	(94.7)
Land	-	10.2	0.1	—	(0.8)	—	—	9.5	9.5	—
Furniture and fixtures	5 to 30	12.0	1.5	(2.3)	(0.1)	0.5	(0.1)	11.5	41.2	(29.7)
Vehicles	5 to 10	3.2	0.6	(0.5)	—	—	(0.1)	3.2	11.9	(8.7)
Other assets	-	—	—	—	—	—	—	—	19.1	(19.1)
		1,770.7	243.1	(96.2)	(16.9)	53.3	(12.7)	1,941.3	3,450.9	(1,509.6)

		12.31.2023
	At Estimated useful life	At December 31, 2022	Additions	Depreciation	Disposals	Reclassifications*	Translation adjustments	At December 31, 2023	Cost	Depreciation
Buildings and improvements	25 to 60	459.0	2.8	(20.0)	(0.5)	9.2	0.7	451.2	667.4	(216.2)
Machinery and equipment	10 to 35	327.9	29.9	(25.0)	(9.4)	5.8	1.2	330.4	733.6	(403.2)
Tooling	10 to 25	226.2	13.4	(21.9)	(0.1)	0.2	—	217.8	623.8	(406.0)
Construction in progress	-	51.5	81.0	—	—	(17.4)	6.0	121.1	121.1	—
Exchange pool program assets	30	498.1	106.9	(16.0)	(12.3)	(15.3)	5.7	567.1	789.4	(222.3)
Installations	5 to 35	51.8	—	(2.8)	(0.3)	0.4	0.2	49.3	88.7	(39.4)
Aircraft	5 to 51	0.2	—	(0.2)	—	—	—	—	4.5	(4.5)
Computers and peripherals	3 to 10	8.4	2.8	(3.1)	(0.9)	0.4	0.8	8.4	102.1	(93.7)
Land	-	10.2	—	—	—	—	—	10.2	10.2	—
Furniture and fixtures	5 to 30	13.5	1.1	(2.6)	(0.3)	0.3	—	12.0	40.3	(28.3)
Vehicles	5 to 10	2.4	0.2	(0.5)	—	1.1	—	3.2	11.9	(8.7)
Other assets	-	—	0.6	(0.6)	—	—	—	—	19.1	(19.1)
		1,649.2	238.7	(92.7)	(23.8)	(15.3)	14.6	1,770.7	3,212.1	(1,441.4)
(*)Non-cash transactions: reclassifications between property, plant and equipment and inventories.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

14.INTANGIBLE ASSETS
Accounting policy
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
Software
This asset group is comprised of software licenses, which have useful lives ranging from 3 to 5 years, and certain software used in the production process, which have useful lives of 20 years. Expenditures associated with software maintenance are recognized as expenses when incurred. Expenditures that are directly attributable to internally developed software controlled by the Company and that are expected to generate economic benefits exceeding their costs for a period longer than one year are recognized as intangible assets.
Amortization is calculated using the straight-line method, based on the estimated useful life of each item.

	Internally developed						Acquired from third party
	Commercial	Executive	Defense & Security	Service & Support	eVTOL	Others	Software	Others	Goodwill	TOTAL

At December 31, 2024	1,203.0	923.4	126.4	39.1	154.7	8.3	22.8	6.0	19.2	2,502.9
Additions	32.4	73.9	19.2	0.7	160.0	2.7	7.8	—	—	296.7
Amortization	(58.3)	(47.4)	(6.5)	(0.9)	—	(1.4)	(6.0)	(0.5)	—	(121.0)
Disposals	—	—	(1.2)	—	—	—	(1.2)	—	—	(2.4)
Interest on capitalized assets	—	—	—	—	5.6	—	—	—	—	5.6
Amortization contribution from suppliers	17.8	9.7	—	—	—	—	—	—	—	27.5
Reclassifications	—	—	—	—	—	—	0.1	—	—	0.1
Translation adjustments	(0.1)	(0.3)	8.7	—	—	1.3	—	0.2	2.1	11.9
At December 31, 2025	1,194.8	959.3	146.6	38.9	320.3	10.9	23.5	5.7	21.3	2,721.3

Cost	1,393.5	1,737.5	210.4	39.9	320.3	18.5	298.7	8.3	21.3	4,048.4
Amortization	(198.7)	(778.2)	(63.8)	(1.0)	—	(7.6)	(275.2)	(2.6)	—	(1,327.1)

(*)Non-cash transactions: reclassifications between intangible assets and inventories.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	Internally developed						Acquired from third party
	Commercial	Executive	Defense & Security	Service & Support	eVTOL	Others	Software	Others	Goodwill	TOTAL

At December 31, 2023	1,191.5	905.5	93.1	31.0	42.4	9.6	27.6	6.5	23.8	2,331.0
Additions	41.0	60.2	39.6	8.1	109.4	2.0	5.5	—	—	265.8
Amortization	(57.7)	(53.8)	(4.5)	—	—	(1.4)	(8.8)	(0.7)	—	(126.9)
Disposals	—	—	(0.4)	—	—	—	(1.1)	—	—	(1.5)
Interest on capitalized assets	—	—	—	—	2.9	—	—	—	—	2.9
Amortization contribution from suppliers	18.7	11.5	—	—	—	—	—	—	—	30.2
Reclassifications	9.5	—	—	—	—	—	—	—	—	9.5
Translation adjustments	—	—	(1.4)	—	—	(1.9)	(0.4)	0.2	(4.6)	(8.1)
At December 31, 2024	1,203.0	923.4	126.4	39.1	154.7	8.3	22.8	6.0	19.2	2,502.9

Cost	1,361.8	1,663.6	183.1	39.1	154.7	14.2	291.8	8.3	19.2	3,735.8
Amortization	(158.8)	(740.2)	(56.7)	—	—	(5.9)	(269.0)	(2.3)	—	(1,232.9)

	Internally developed						Acquired from third party
	Commercial	Executive	Defense & Security	Service & Support	eVTOL	Others	Software	Others	Goodwill	TOTAL

At December 31, 2022	1,193.3	881.6	80.5	9.0	—	2.2	48.9	8.7	22.3	2,246.5
Additions	36.9	58.8	26.1	22.0	42.4	3.1	2.8	—	—	192.1
Amortization	(58.2)	(45.2)	(3.4)	—	—	(1.5)	(24.0)	(0.9)	—	(133.2)
Disposals	—	—	—	—	—	(6.3)	—	(1.3)	—	(7.6)
Amortization contribution from suppliers	19.5	10.3	—	—	—	—	—	—	—	29.8
Reclassifications	—	—	(10.9)	—	—	10.9	—	—	—	—
Translation adjustments	—	—	0.8	—	—	1.2	(0.1)	—	1.5	3.4
At December 31, 2023	1,191.5	905.5	93.1	31.0	42.4	9.6	27.6	6.5	23.8	2,331.0

Cost	1,311.3	1,603.4	145.9	31.0	42.4	14.4	301.6	9.0	23.8	3,482.8
Amortization	(119.8)	(697.9)	(52.8)	—	—	(4.8)	(274.0)	(2.5)	—	(1,151.8)
15.IMPAIRMENT OF LONG-LIVED NON-FINANCIAL ASSETS
Accounting policy
At each reporting date, the Company reviews the carrying amounts of its long-lived non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets not yet available for use are tested annually for impairment.
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
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss as other expenses.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
As of December 31, 2025, the Company has not identified events indicating that the carrying value of the assets exceeds their recoverable amount.
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
The key assumptions adopted in impairment tests are:
✈Future cash flows were projected for a period between 10 and 31 years, depending on the characteristics of the CGU, and discounted at the weighted average cost of capital (“WACC”) rate, being equivalent to the estimated pre-tax rate of 11.8% (2024: 11.4%). Cash flows do not include perpetuity.
✈Part of the future cash flows were budgeted in reais and converted to dollars based on the exchange rate on September 30, 2025, of R$ 5.3186. The appreciation of the Brazilian Reais against the dollar in the nine-month period ended on September 30, 2025, of 14.11% did not have a significant impact on future cash flows.
16.TRADE ACCOUNTS PAYABLE

See accounting policy in Note 26.

	12.31.2025	12.31.2024
Foreign suppliers	493.3	492.5
Domestic suppliers	281.6	190.7
Risk partners	341.9	283.1
	1,116.8	966.3
17.TRADE ACCOUNTS PAYABLE – SUPPLIER FINANCE ARRANGEMENTS
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
In 2025, the average payment term for invoices covered by these arrangements was 99 days (2024: 104 days).
Additional information is provided in the table below:

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

	12.31.2025	12.31.2024
Suppliers subject to supplier finance arrangement (i)	89.8	78.5
Suppliers that have received payment from the bank (ii)	62.9	43.3
(i)These balances are presented as Trade accounts payable.
(ii)These balances are presented as Trade accounts payable – Supplier Finance Arrangements.
The cash flows related to the financial liabilities arising from these arrangements are included within cash flows from operating activities in the statement of cash flows because they continue to be part of the Company’s operating cycle and their principal nature remains, that is, payments for the purchase of goods and services.
18.LOANS AND FINANCING

See accounting policy in Note 26.

Purpose of the loan (Unaudited)		Currency	Interest rate - % p.a.	Maturity	12.31.2025	12.31.2024
Property, plant and equipment
		US$	SIFMA (*)	2025-35	18.1	20.0
Guaranteed Notes
	(i)	US$	5.40%	2027	—	533.2
	(ii)	US$	6.95%	2028	—	491.9
	(ii)	US$	7.00%	2030	274.5	761.7
	(iii)	US$	5.98%	2035	657.6	—
	(iv)	US$	5.40%	2038	912.2	—

Working capital
		R$	CDI + 2.60%	2026	3.8	3.3
		Euro	Euribor 12M + 1.31%	2025-26	0.2	1.2
		Euro	3.17% to 4.09%	2025-30	137.4	22.0
		US$	SOFR 3M + 1.3%	2032	81.0	—
		US$	SOFR 3M + 1.95%	2026-30	13.6	—
		US$	SOFR 6M + 0.50%	2025	—	10.7
		US$	SOFR 6M + 0.75%	2025-31	52.2	66.8
		US$	4.42% to 6.88%	2025-30	27.3	26.0

Export financing
		US$	5.92%	2026	—	30.5
	(v)	US$	5.49%	2027	—	372.7
		US$	4.41%	2033	200.5	—

Projects
		R$	4.55% to 7.53%	2026-40	38.8	13.0
		R$	TR + 2.20%	2029-40	17.9	7.4
		R$	TR + 2.30%	2028-41	17.8	—
		US$	5.30% to 5.94%	2027-35	78.4	69.8
		US$	SOFR 3M + 3.90%	2028	50.0	50.0
		US$	5.69% to 5.94%	2029-40	2.5	0.9

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Others
	US$	10.50%	2028	10.0	10.0
				2,593.8	2,491.1
Current				105.3	113.8
Non-current				2,488.5	2,377.3
(*) Zero‑spread.
(i) Between February and March 2025, the Company repurchased all outstanding notes due in 2027. The total cash outlay was US$532.3, comprising US$522.0 of principal, US$2.7 of interest expense, and US$7.6 of premiums paid. The repurchase transactions were accounted for as a liability extinguishment and, consequently, all transaction costs and discounts previously attributed to the issuance of this debt were derecognized and recognized in profit or loss as part of the extinction loss and presented as financial expenses.
(ii) During the fiscal year, the Company repurchased all outstanding notes due in 2028. The total repurchases amounted to US$512.5, comprising US$479.3 in principal, US$7.9 in interest expense, and US$25.4 in premiums paid. Additionally, the Company partially repurchased outstanding notes due in 2030. The total repurchases amounted to US$535.6, comprising US$479.8 in principal, US$6.7 in interest expense, and US$49.2 in premiums paid. A substantial portion of these two transactions was accounted for as a modification of financial liabilities due to its connection with the bond issuance described in item (iv). As a result, a gain from the modification of liabilities of US$26.6 was recognized in the period's profit or loss, presented as financial income - Note 32. Transaction costs and discounts previously attributed to the modified debt portion, as well as premiums paid related to the early settlement of that portion, adjusted the carrying amount of the liability and will be amortized in profit or loss using the effective interest method. Those attributed to the debt portion accounted for as a liability extinguishment were written off and recognized in profit or loss for the period, forming part of the loss on extinguishment, and presented as financial expenses.
(iii) In February 2025, the Company, through its subsidiary Embraer Netherlands Finance B.V., issued guaranteed notes in the amount of US$650.0. Transaction costs and discounts attributed to the transaction and initially recognized totaled US$8.0. This transaction is fully and unconditionally guaranteed by Embraer.
(iv) In October 2025, the Company, through its subsidiary Embraer Netherlands Finance B.V., issued guaranteed notes in the amount of US$1,000.0. Transaction costs and discounts initially recognized totaled US$101.4, comprising: US$55.9 of premiums added to the modified liabilities; US$32.9 related to transaction costs, discount on the modified liability and result from the modification; and US$12.5 of other transaction costs and discounts. This transaction is fully and unconditionally guaranteed by Embraer.
(v) In March 2025, the Company prepaid the entire contract with BNDES, totaling US$371.9, originally due in 2027. There were no additional costs incurred for the prepayment.
As of December 31, 2025, the maturity schedule for loans and financing classified as non-current is:

2027	51.3
2028	66.2
2029	37.5
Thereafter	2,333.5
2,488.5
18.1Guarantees
As a guarantee for part of the Company’s financing, properties, improvements, machinery, equipment, and bank guarantees were offered in the total amount of US$446.8 (2024: US$705.1). For the financing of subsidiaries, guarantees were obtained in the form of financial guarantees and endorsement from Embraer, which totaled the amount of US$2,194.3 (2024: US$1,941.5).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

18.2Covenants
Certain loans and financing contracts are subject to non-financial covenants, including restrictions on the creation of new liens on assets, significant changes in the Company’s share control, significant disposal of assets and payment of dividends exceeding the minimum required by law in case of default on financings and in transactions with its subsidiaries.
As of December 31, 2025, the Company complied with these non-financial covenants related to its loans and financing.
19.SUPPLEMENTAL CASH FLOW INFORMATION
19.1Reconciliation of movements of liabilities to cash flows arising from financing activities

	Loans and financing	Lease liabilities	Other debts (*)	Total
At December 31, 2024	2,491.1	111.8	—	2,602.9
Proceeds	2,957.2		40.0	2,997.2
Payments	(2,814.4)	(23.8)		(2,838.2)
Cash flow from financing activities	142.8	(23.8)	40.0	159.0
Others
Interest payment	(157.9)	—	—	(157.9)
Accrued interest	106.5	10.4	—	116.9
Exchange rate variation and conversion adjustments	11.3	(5.0)	—	6.3
Addition - Lease liability	—	28.0	—	28.0
Reduction - Lease liability	—	(3.3)	—	(3.3)
At December 31, 2025	2,593.8	118.1	40.0	2,751.9
Current	105.3	20.7
Non-current	2,488.5	97.4
(*) Refers to the amount recorded in the Accounts Payable, which, due to the nature of the transaction, was considered in the Cash Flow as a financing activity.

	Loans and financing	Lease liabilities	Other debts	Total
At December 31, 2023	2,886.4	96.0	—	2,982.4
Proceeds	762.1		13.1	775.2
Payments	(1,142.2)	(18.8)	(13.1)	(1,174.1)
Cash flow from financing activities	(380.1)	(18.8)	—	(398.9)
Others
Interest payment	(176.3)	—	—	(176.3)
Accrued interest	171.7	5.8	—	177.5
Exchange rate variation and conversion adjustments	(10.6)	(9.1)	—	(19.7)
Addition - Lease liability	—	38.3	—	38.3
Reduction - Lease liability	—	(0.4)	—	(0.4)
At December 31, 2024	2,491.1	111.8	—	2,602.9
Current	113.8	19.2
Non-current	2,377.3	92.6
	2491.1	111.8

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

19. 2    Transactions not affecting cash and cash equivalents

	12.31.2025	12.31.2024	12.31.2023
Non-cash investing transactions
Addition of fixed assets without monetary outflow	40.1	42.7	—
Additions to property, plant and equipment by transfer of aircraft inventories	—	16.9	—
Write off on Property, plant and equipment by transfer to pool parts inventory	47.8	36.4	(15.6)
20.OTHER PAYABLES

		12.31.2025	12.31.2024
Share-based payment plans	25.1	384.7	156.5
Provisions related to payroll		155.1	123.6
Provision for employee profit sharing		84.2	72.3
Other accounts payable		99.1	55.7
Contractual obligations	(i)	35.7	33.1
Facility accounts payable		32.3	23.1
Non-controlling purchase options - EVE		21.0	20.0
Royalties to be paid to the Brazilian Air Force		29.2	15.0
Dividends payable		69.8	9.2
Accounts payable company acquisition		5.1	5.8
Commission payable		—	3.1
Insurance		2.2	2.5
Recourse and non-recourse debt	(ii)	40.0	1.1
		958.4	521.0
Current		610.3	359.8
Non-current		348.1	161.2
(i)Represents amounts recorded regarding contractual obligations assumed by the Company in contracts with customers mainly related to commercial concessions and costs to obtain contracts.
(ii)Refers to the associate liability due to the transfer of receivable, as mentioned in Note 10(i). As the transaction does not meet the derecognition criteria, the financial asset remains recognized, and a liability has been recognized for the consideration received.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

21.TAXES AND PAYROLL CHARGES PAYABLE

		12.31.2025	12.31.2024
INSS (social security contribution)	(i)	29.4	22.9
IRRF (withholding tax)		26.1	11.9
Value added tax (“VAT”)		6.5	9.0
PIS and COFINS		1.0	0.9
IPI (manufacturing tax)		1.1	0.9
Taxes refinancing program		0.1	0.1
Service tax (“ISS”)		2.1	1.5
FGTS (government employee severance indemnity fund)		5.8	4.6
Social Security		0.9	0.6
Others		2.4	2.6
		75.4	55.0
Current		63.3	45.8
Non-current		12.1	9.2
(i)The Company filed judicial and administrative claims questioning certain social contribution issues including levy of social contribution on 1/3 of vacation and other compensation payments, and the right not to pay social security contributions according to the system established by Law 12.546/2011 in the year of 2018 for one of its subsidiaries. The amount involved and respectively provisioned is US8.9 (2024: US$7.2).
22.INCOME TAXES
Accounting policy
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
Deferred income tax assets and liabilities are offset when there is a legal right and intention to offset them when calculating current taxes, generally related to the same legal entity and the same tax authority. Therefore, deferred tax assets and liabilities in different entities or different countries are generally not offset

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Uncertainty over tax income treatments
Management periodically evaluates positions taken in the income tax calculation with respect to situation in which applicable tax regulation is subject to interpretation.
If it is probable that the taxation authorities will accept the uncertain tax treatments, these positions are considered to determine income taxes; therefore, the amounts recognized in the consolidated financial statements are consistent with those reported in the income tax filings.
If it is not probable that the taxation authorities will accept the uncertain tax treatments, a provision is recognized for the estimated amount of resources to be disbursed (see Note 22.4)
22.1Deferred taxes
The components of deferred tax assets (“DTA”) and liabilities ("DTL") are shown below:

		12.31.2025	12.31.2024
Temporary differences	(i)	269.8	228.2
Tax loss carryforwards		7.6	85.2
Functional currency effect of the non monetary assets	(ii)	(388.0)	(559.0)
Gains not realized		41.8	38.4
Derivatives / Hedge Accounting		(1.7)	2.4
Effect of differences in fixed asset		(82.9)	(71.1)
Other differences between basis: account x tax	(iii)	(1.6)	(0.4)
Deferred tax assets (liabilities), net		(155.0)	(276.3)
Total deferred tax asset		118.1	174.0
Total deferred tax liability		(273.1)	(450.3)
(i)Temporary differences include non-deductible provisions, accelerated amortization of incentivized expenses with research and development, foreign exchange rate gains or losses included in income tax calculation in cash basis and other differences which will be included or excluded from the tax basis when realized for tax purposes.
(ii)The income tax bases of non-monetary assets and liabilities of Embraer and certain subsidiaries are determined in a currency that is different from their functional currency. Deferred income taxes arising from exchange rate changes on the tax bases of non-current assets and liabilities are recognized through profit or loss.
(iii)Refers to differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, such as adjustments to contract revenues, leases and right of use, impairment, among others.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The changes in deferred income taxes were as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2022	(372.1)	49.6	(322.5)
Temporary differences	55.0	—	55.0
Tax loss carryforwards	(15.5)	—	(15.5)
Functional currency effect of the non-monetary assets	112.3	—	112.3
Gains not realized	12.2	—	12.2
Effect of differences by fixed asset	(16.1)	—	(16.1)
Derivatives / Hedge Accounting	0.2	—	0.2
Differences between basis: account x tax	4.5	2.9	7.4
At December 31, 2023	(219.5)	52.5	(167.0)
Temporary differences	62.3	—	62.3
Tax loss carryforwards	84.1	—	84.1
Functional currency effect of the non-monetary assets	(242.5)	—	(242.5)
Gains not realized	5.4	—	5.4
Derivatives / Hedge Accounting	(16.0)	—	(16.0)
Effect of differences by fixed asset	(4.7)	6.0	1.3
Other differences between basis: account x tax	(0.6)	(3.3)	(3.9)
At December 31, 2024	(331.5)	55.2	(276.3)
Temporary differences	41.6		41.6
Tax loss carryforwards	(77.6)		(77.6)
Functional currency effect of the non-monetary assets	171.0		171.0
Gains not realized	3.4		3.4
Effect of differences by fixed asset	(11.8)		(11.8)
Derivatives / Hedge Accounting	4.4	(8.5)	(4.1)
Other differences between basis: account x tax	5.6	(6.8)	(1.2)
At December 31, 2025	(194.9)	39.9	(155.0)
22.2Unrecognized deferred tax assets
As of December 31, 2025, the Company did not recognize deferred tax assets in the amount of US$71.2 (2024: US$63.4), of which US$0.1 (2024: US$0.2) relates to temporary differences and US$71.0 (2024: US$63.2) relates to tax losses of subsidiaries that do not have an expectation of future taxable profits.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

22.3Reconciliation of income tax expense

		12.31.2025	12.31.2024	12.31.2023
Net profit before income tax		267.6	557.0	120.7
Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%		(91.0)	(189.4)	(41.0)
Tax on profits of overseas subsidiaries		(124.7)	(120.8)	(8.2)
Foreign Tax Credit (FTC)	(i)	259.5	—	—
Transfer Pricing and Thin Capitalization		—	—	(1.5)
Functional currency effect of the non-monetary assets		239.2	(326.1)	132.4
Research and development tax incentives		20.2	3.4	16.6
Interest on own capital		27.3
Currency effect of the result		(250.0)	359.5	(135.6)
Equity in the earnings of subsidiaries		(2.4)	(1.4)	3.8
Non-recognized DTA on tax losses carryfoward		(23.1)	5.9	(40.4)
Different tax rates in subsidiaries		36.1	81.1	110.5
EVE fiscal deconsolidation	(ii)	(12.8)	—	—
Non-deductible expenses and tax-free income		(6.7)	2.9	3.6
Tax Overpayment (Monetary restatement)	(iii)	17.4	—	—
Other difference between IFRS and fiscal basis		(1.2)	(12.0)	6.0
Others	(iv)	3.6	(5.5)	(2.6)
		182.4	(13.0)	84.6
Income tax and social contribution income (expense) benefit as reported		91.4	(202.4)	43.6
Current income tax and social contribution expense as reported		(45.2)	(90.4)	(109.0)
Deferred income tax and social contribution income (expense) benefit as reported		136.6	(112.0)	152.6
Effective rate		34.1%	-36.3%	36.1%
(i)The Company used accumulated tax credits paid abroad in the amount of US$190.0 recorded in tax return, and the remaining balance is US$6.6.
(ii)As a result of the Company's reduced interest in Eve Holding to less than 80%, Embraer Aircraft Holding, Inc. has ceased consolidating Eve Holding for income tax purposes, resulting in an increased tax burden for Embraer Aircraft Holding Inc. For more information on the transaction, see Note 2.3.1(v).
(iii)Refers to the exclusion of SELIC rate interest updates applied to tax credits.
(iv)Refers substantially to adjustments such as exclusions of Reintegra credits, and subsidies granted by FINEP to stimulate technological innovation, among other permanent additions and exclusions according to the Brazilian Corporate Income Tax Law.
22.4Uncertainty over income tax treatments
The Company is engaged in administrative and judicial discussions with tax authorities in Brazil regarding uncertain tax treatments adopted in the calculation of income taxes.
Embraer is challenging a tax assessment that disallowed the offsetting of social contribution with income tax credits paid abroad. This case is in the Federal Regional Court of the 3rd Region, awaiting the ruling on Embraer’s appeal. For this case, a provision of US$3.4 was recognized (2024: US$2.9).
Except for the aforementioned legal proceedings, the Company, based on the assessment of its internal and external legal advisors, has concluded that the tax treatment of the discussions will likely be accepted by the tax authorities. Among these discussions, the main one refers to the taxation of profits earned by subsidiaries located abroad, in the context of Brazilian Provisional Measure 2,158-35 of 2001, in the amount of US$108.8 (2024: US$89.3).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

22.5Global Model Anti-Tax Base Erosion Rules (Pillar 2)
The Pillar 2 legislative framework proposed by the Organization for Economic Co-operation and Development (“OECD”) applies to multinational groups whose consolidated revenue is greater than, or equal to, 750 million euro in at least two of the last 4 years. This proposed legislation suggests that, if an entity in a consolidated group has an effective tax rate lower than 15%, additional taxation could be imposed on undertaxed profits (or a rate of 16%, with respect to the Simplified ETR Test in the context of the Transitional CbCR Safe Harbour).
For such rules to take effect, different countries around the world need to introduce them into their domestic legal systems.
The Company became subject to the global minimum tax by Pillar 2 tax legislation as of January 1, 2024, in France, Ireland, Spain, Switzerland, the Netherlands, Portugal and the United Kingdom and in Singapore as of January 1, 2025. In October 2025, Brazil published Provisional Measure 1,262/2024, converted into Law 15,079/2024 and Normative Instruction 2,228/2024, which partially introduced Pillar 2 rules in the country, with effect scheduled for January 1, 2025.
Based on the analysis and estimates carried out to date by the Company for the year 2025, with the assistance of external advisors, based on its operations in these jurisdictions, the Company has not recognized any impact on its current or deferred income tax position.
The Company continues to monitor the evolution of the new rules introduced with the support of external consultants to identify potential impacts for the years 2026 onwards, based on the guidelines published by the OECD, as well as by the countries in which the Company has a presence, as the submission of income tax returns for 2025 and compliance with ancillary obligations in jurisdictions that have introduced Pillar 2 tax legislation as of January 1, 2026 onwards.
23.PROVISIONS AND CONTINGENT LIABILITIES
Accounting policy
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
Court-mandated escrow deposits are presented as other assets and are measured at the amount deposited, adjusted for interest or monetary updates, when applicable, in accordance with applicable legislation.

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
Management periodically monitors the history of use and evolution of the product warranty, and, if appropriate, reviews the estimate.
The product warranties provision is recognized in profit or loss as cost of goods and services sold.
23.1Provision

	Note	12.31.2024	Additions	Usages	Reversals	Interests	Translation adjustments	12.31.2025
Product warranties		78.9	56.6	(44.9)	(17.1)	—	—	73.5
Provision of third-party materials		44.4	9.0	—	—	—	—	53.4
Provision for contractual obligations		43.7	4.8	(1.6)	(1.0)	—	—	45.9
Provisions for labor, taxes and civil claims	23.1.1	41.1	11.3	(6.5)	(9.9)	5.4	5.1	46.5
Post retirement benefits	24.1	34.4	—	(1.9)	(1.3)	3.7	4.4	39.3
Taxes		28.8	7.3	(10.7)	(0.2)	—	3.9	29.1
Contractual Obligations to Customers		—	35.1	(0.2)	(0.4)	—	—	34.5
Others		22.6	44.0	(22.2)	(23.5)	0.1	1.6	22.6
		293.9	168.1	(88.0)	(53.4)	9.2	15.0	344.8
Current		90.2						127.6
Non-current		203.7						217.2
The amounts provisioned reflect the Company’s best estimate of the outflow of resources expected to be required to settle the obligation.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.1.1Labor, tax and civil provisions

		12.31.2025	12.31.2024
Tax related
PIS and COFINS	(i)	4.2	3.2
Social security contributions	(ii)	2.0	1.6
Import taxes	(iii)	0.7	0.6
IOF	(iv)	4.1	3.3
Others		1.6	1.6
		12.6	10.3
Labor related
Reintegration		14.4	12.5
Overtime		4.6	4.7
Hazard pay		0.9	1.4
Unhealthy conditions		4.2	4.0
Indemnity		2.4	2.6
Third parties		0.4	0.4
Others		0.3	0.2
Collective proceedings, public civil action and rescissory action		6.6	4.9
		33.8	30.7
Civil related
Indemnity		0.1	0.1
		0.1	0.1
		46.5	41.1
Current		10.3	8.5
Non-current		36.2	32.6
The following discloses certain tax issues administratively or judicially, the most relevant of which are:
(i) Compensation of Programa de Integração Social (Brazilian “PIS”) and Contribuição para o Financiamento da Seguridade Social (Brazilian “COFINS”) credits of different periods under the non-cumulative regime.
(ii) Withholding of 11% social contribution to the Instituto Nacional do Seguro Social (Brazilian “INSS”) to be applied on payments for hiring third parties.
(iii) Import tax resulting from differences regarding the tax classification of certain products.
(iv) Tax assessment to claim Imposto Sobre Operações Financeiras (Brazilian “IOF”) on loan remittances abroad.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.2Contingent liabilities
23.2.1Tax processes
Contingent tax liabilities related to administrative and judicial proceedings whose probability of loss is considered possible are presented as follows:

		12.31.2025	12.31.2024
ISS	(i)	83.7	72.3
Social Security	(ii)	68.1	56.6
PIS e COFINS	(iii)	40.5	30.2
Others	(iv)	17.7	13.4
		210.0	172.5
The main amounts presented above, updated by SELIC rate, substantially correspond to:
(i)Judicial proceeding initiated by the Municipality of São José dos Campos to collect Services Tax (“ISS”) related to amounts allegedly due for the period from July 2010 to July 2015, which is pending a first‑instance decision.
(ii)Judicial proceeding seeking the recognition of the Company’s right to calculate the Social Security Contribution on Gross Revenue in accordance with Law No. 12,546/2011, for the period from July to December 2017.
(iii)Non-approved compensations requests, relating to various administrative processes at different stages.
(iv)ICMS-DIFAL (Brazilian VAT) and other charges.
23.2.2Labor processes
As of December 31, 2025, the Company has contingent liabilities related to several labor lawsuits totaling US$15.4 (2024: US$14.4).
23.2.3Conviasa
The Company is involved in a legal dispute with Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos (“Conviasa”), a Venezuelan state‑owned airline, which alleges that Embraer breached contractual obligations that allegedly should have been performed to ensure compliance with U.S. export control and sanctions regulations.
The amount in dispute has not yet been determined, as Conviasa must still present evidence and documentation to support the alleged damages. The litigation remains at an early stage, and Management, based on its assessment and supported by its legal counsel, has concluded that the likelihood of loss is possible. The case was taken up by the Supreme Court of Justice of Venezuela in October 2024, with no subsequent developments.
23.2.4FCPA investigations developments
Several individuals and entities are defendants in a criminal case in India related to the sale by Embraer of three aircraft AEW EMB-145 to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of a settlement agreement between Embraer and the Brazilian and U.S. authorities in October 2016, related to civil and criminal violations of the Foreign Corrupt Practices Act or FCPA. The Directorate of Enforcement in India initiated a criminal case against Embraer and some of its subsidiaries, as well as other individuals and entities not related to Embraer. Embraer and its subsidiary ECC Investment Switzerland AG are parties to this criminal case, were served in November 2021 and are duly represented on the records.
As of December 31, 2025, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to the procedures and developments mentioned herein.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

23.2.5Civil Inquiry - Federal Public Prosecutor's Office
The Federal Public Prosecutor's Office has opened a civil investigation to investigate Embraer's possible collaboration with the Brazilian dictatorial regime (1964 to 1985) during the period when Embraer was a state-owned company under the control of the Brazilian government.
Considering that the aforementioned investigation is in its initial phase and, therefore, there is insufficient evidence for a reasonable assessment of possible developments, the Company understands that, at this time, there is no adequate basis to estimate provisions or quantify possible contingencies related to the matter.
23.2.6 Litigation in Delaware
In March 2025, a shareholder derivative action captioned Taylor v. Embraer Aircraft Holding, Inc., et al was filed in the Court of Chancery of the State of Delaware, against Embraer Aircraft Holding “EAH” and Eve Holding’s directors and executive officers, asserting breach of fiduciary duty claims related to the private placement of common stock and warrants that were issued in September 2024. As of the date of this report, the case is suspended (stay) while the Delaware Supreme Court review the constitutionality of the amended Delaware law in discussion in the case. Considering the case current stage, the Company understands that, at this moment, there is no adequate basis to estimate provisions or quantify possible contingencies.

24.POST-RETIREMENT BENEFITS
Accounting policy
Defined contribution plan
Obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees.
Defined benefit plan
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
24.1Defined benefit obligations

		12.31.2025	12.31.2024
Post-employment health care benefit plans in Brazil	24.1.1	36.5	31.6
Other post-employment benefit plans offered abroad	(i)	2.8	2.8
		39.3	34.4
(i)Refers to the post-employment pension and medical benefits sponsored by Embraer Aircraft Holding, Inc. and the pension plan offered by Embraer Aviation International - EAI.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.1.1Post-employment medical benefits in Brazil
Embraer and some of its Brazilian subsidiaries provided post-employment medical benefits for employees and dependents, which based on its conditions, is classified as a post-employment benefit.
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
The following table shows a reconciliation from the opening balances to the closing balances:

	12.31.2025	12.31.2024
Balance at beginning of year	31.6	46.1
Current service cost	—	0.1
Interest expense	4.0	3.9
Remeasurement losses (gains):
Experience loss	(2.6)	1.2
(Gain) loss due to change in financial assumptions	1.4	(4.5)
Gain due to change in demographic assumptions	—	(4.5)
Benefits paid	(1.8)	(1.3)
Exchange rate variation	3.9	(9.4)
Balance at end of year	36.5	31.6

The principal actuarial assumptions used to measure the obligation are as follows:
✈Discount rate: based on the rates of long-term Brazilian government bonds linked to inflation.
✈Health Care Cost Trend Rate: reflects the impact of increased costs associated with the introduction of new technologies, medications, and usage above the country’s official inflation.
✈Aging factor: reflects the rise in the cost of the plan due to aging population.
✈Mortality table: the RP-2000 Combined Healthy Generational table is used, which indicates the mortality rates by age group and gender.
✈Turnover: consider the Embraer Experience Table 2025. On December 31, 2025, the measurement of the obligation considered the T-3 Service Table made available by the Society of Actuaries.
✈Retirement probability: an estimate of the probability of retirement by age group.

	12.31.2025	12.31.2024
Discount rate	7.09% p.a.	7.45% p.a.
Health care cost trend rate: medical inflation	3% p.a.	3% p.a.
Aging factor	3% p.a.	3% p.a.

The average duration of the obligation at the end of the reporting period is 10.99 years (2024: 10.78 years).
As of December 31, 2025, reasonably possible changes (1%) in each of the actuarial assumptions described below, holding other assumptions constant, would have (increased) or reduced the defined benefit obligation as shown below:

	Increase	Decrease
Effect on the discount rate	3.6	(4.4)
Effect on medical inflation	(4.3)	3.6

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

24.2Defined contribution plan
Embraer and certain Brazilian subsidiaries sponsor a defined contribution pension plan, which is administered by EMBRAER PREV – Sociedade de Previdência Complementar.
The Company’s obligation is limited to making monthly contributions based on a predefined percentage of the compensation of employees who have elected to participate in the plan.
In 2025, the Company’s contributions to the plan total US$19.9 (2024: US$17.8 and 2023: US$17.3).
25.SHARE-BASED PAYMENT
Accounting policy
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
The expense (cost or expense, depending on the participant’s role) is recognized over the vesting period in the operating result, based on the grant-date fair value of the shares, with a corresponding entry to equity for equity-settled share-based payment transactions, or to liabilities (other payables, Note 20) for cash-settled share-based transactions.
The liability is remeasured at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period as financial results.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

25.1Cash-settled share-based payment transactions
Participants are subject to meeting corporate performance targets and service conditions to acquire the right.
Below, the position of outstanding shares granted:

			12.31.2023	Movements in 2024			12.31.2024		Movements in 2025			12.31.2025
Grant Month	Vesting Month	Fair value of the share at the grant date R$ (i)	Number of shares granted	Number granted	Quantity cancelled or adjusted	Number settled	Number of shares granted (ii)	Fair value of the liability US$ (iii)	Number granted	Quantity cancelled or adjusted	Number settled	Number of shares granted (ii)	Fair value of the liability US$ (iii)
Recurring plans
03.2019	03.2024	19.30	164,969	—	—	(164,969)	—	—	—	—	—	—	—
03.2020	03.2025	16.95	341,214	—	(1,404)	(168,061)	171,749	1.5	—	(2,405)	(169,344)	—	—
03.2021	03.2024	11.29	1,960,022	—	—	(1,960,022)	—	—	—	—	—	—	—
03.2022	03.2025	17.61	2,039,084	—	—	—	2,039,084	17.3	—	(33,166)	(2,005,918)	—	—
03.2023	03.2026	16.35	3,359,022	—	—	—	3,359,022	18.6	—	165,703	—	3,524,725	52.2
03.2024	03.2027	22.95	—	2,537,146	—	—	2,537,146	6.4	—	(42,200)	—	2,494,946	23.9
03.2025	03.2028	62.98	—	—	—	—	—	—	1,042,952	—	—	1,042,952	4.5

Non-recurring plans (iv)
09.2022	09.2027	13.69	13,611,375	—	—	—	13,611,375	45.6	—	—	—	13,611,375	121.9
11.2022	11.2026	12.58	4,530,448	—	—	—	4,530,448	18.6	—	—	—	4,530,448	50.0
09.2023	09.2027	18.55	1,771,760	—	(9,935)	—	1,761,825	4.3	—	—	—	1,761,825	13.7
02.2024	02.2028	22.43	—	4,088,971	(99,386)	—	3,989,585	8.3	—	(16,179)	—	3,973,406	26.6

							32,000,234	120.6				30,939,677	292.8
(i)The fair value of the share at the grant date is determined based on the volume‑weighted average price (VWAP) of EMBJ3 shares traded on B3 over the 30 trading sessions immediately prior to the 10th day preceding the date on which the Board of Directors sets the respective values.
(ii)The number of shares presented in this column will be recognized over the vesting period. Accordingly, it differs from the number of shares measured at fair value at the reporting date.
(iii)The fair value of the share used in measuring the fair value of the liability, amounting to US$15.67 (2024: US$9.07), was determined based on the volume‑weighted average price (VWAP) of EMBJ3 shares traded on B3 over the 10 trading sessions beginning on the 15th day of the relevant reference month. When applicable, dividends effectively distributed, including interest on equity, are added to the share’s fair value. This amount, together with the applicable payroll charges, is presented as other payables (Note 20).
(iv)For participants in these plans, advances are made on each anniversary of the grant date. As of December 31, 2025, advances made since the grant date total US$32.2 (2024: US$16.8), and the fair value of the liability is presented net of this amount.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

25.2Equity-settled share-based payment transactions
These plans are granted to employees of Eve Holding and its subsidiaries. The vesting of the right to receive shares (NYSE: EVEX) is subject to the achievement of performance targets, which may include market conditions, as well as service conditions (ranging from 2 to 5 years).
The fair value of the share at the grant date is the market price of the share on the grant date, except for plans that include market conditions. In such cases, a Monte Carlo simulation is used to estimate the fair value of the share at the grant date.
As of December 31, 2025, the number of granted but unvested shares without market conditions is 2,727,902 (2024: 1,972,220), with a weighted‑average grant‑date price of US$6.36 (2024: US$7.30), and a remaining average life of 1.8 years (2024: 2.3 years). As of the same date, the number of granted but unvested shares with market conditions is 552,234 (2024: 526,830), with a weighted‑average grant‑date price of US$12.53 (2024: US$12.53), and a remaining average life of 1.8 years (2024: 2.8 years).
26.FINANCIAL INSTRUMENTS
Accounting policy
Recognition and initial measurement
Accounts receivable from customers are initially recognized on the date they are originated. All other financial assets and liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.
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
Financial assets are derecognized when:
✈The contractual rights to the cash flows from the asset expire; or
✈The Company transfers the contractual rights to receive cash flows on a financial asset in a transaction in which: substantially all the risks and benefits of ownership of the financial asset or the Company neither transfers nor keeps substantially all the risks and benefits of ownership of the financial asset and does not have control over the financial asset.
A financial asset is measured at amortized cost if it meets both of the following conditions:
✈It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
✈Its contractual terms give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
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

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

All financial assets not classified as measured at amortized cost or as FVOCI are classified at FVTPL. These assets include financial assets held for active and frequent trading and derivative financial instruments. Interest income and dividends arising from financial assets measured at FVTPL are recognized in profit or loss. See Note 7 for financial assets in hedge accounting.
Business model evaluation
The Company evaluates the business model’s objective for the management of financial assets as part of the accounting classification of the instruments. The factors considered in this evaluation are:
✈The current financial policy and the objectives set for portfolio management, which include assessing whether the strategy focuses on contractual interest income, maintaining a determined interest rate profile, the relationship between the duration of the financial assets and related liabilities, expected cash outflows, or the realization of cash flows through the sale of underlying financial assets.
✈How the portfolio performance is assessed and reported to Management.
✈Risks that affect the performance of the business model and how they are managed.
✈The frequency, volume and timing of assets sales in prior periods, the reasons for such transactions and future expectations.
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
See Note 7 for financial liabilities in hedge accounting.
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

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.1Accounting classification and fair value of financial instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Company has access at that date.
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
Financial investments: discounted cash flow, market value and market multiple.
Derivative financial instruments and warrants: see Note 7.
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
There were no transfers between levels in 2025 and 2024.
The following tables show the carrying amount and fair values of financial instruments, including their levels in the fair value hierarchy. It does not include fair value information for financial instruments not measured at fair value if the carrying amount is a reasonable approximation of fair value:

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.31.2025		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value (i)	FVPL	FVOCI	Total	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and cash equivalents	5.1	1,948.7	—	—	1.1	1,949.8	—	1.1	—	1.1
Financial investments	5.2
Public securities		66.4	—	—	—	66.4	—	—	—	—
Private securities		71.1	—	5.3	—	76.4	—	5.3	—	5.3
Structured Notes		—	—	243.4	—	243.4	—	243.4	—	243.4
Investment funds		—	—	12.4	108.4	120.8	—	120.8	—	120.8
Fixed-term deposit		381.6	—	—	—	381.6	—	—	—	—
Others		—	—	76.3	—	76.3	76.3	—	—	76.3
Trade accounts receivable	6	291.1	—	—	—	291.1	—	—	—	—
Derivative financial instruments	7	—	—	0.8	7.9	8.7	—	8.7	—	8.7
Customer financing	8	8.0	7.1	—	—	8.0	—	—	7.1	7.1
Other assets
Loans granted (ii)	10(i)	87.0	45.0	—	—	87.0	—	—	45.0	45.0
Others		203.1	—	—	—	203.1	—	—	—	—
		3,057.0	52.1	338.2	117.4	3,512.6	76.3	379.3	52.1	507.7
Liabilities
Derivative financial instruments	7	—	—	62.2	2.6	64.8	5.7	59.1	—	64.8
Trade accounts payable	16	1,116.8	—	—	—	1,116.8	—	—	—	—
Trade accounts payable-Supplier finance arrangements	17	62.9	—	—	—	62.9	—	—	—	—
Loans and financing	18	2,593.8	2,769.2	—	—	2,593.8	1,989.3	779.9	—	2,769.2
Other payables	20	231.6	—	—	—	231.6	—	—	—	—
		4,005.1	2,769.2	62.2	2.6	4,069.9	1,995.0	839.0	—	2,834.0

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.31.2024		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value (i)	FVPL	FVOCI	Total	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and cash equivalents	5.1	1,561.9	—	—	1.1	1,563.0	—	1.1	—	1.1
Financial investments	5.2
Public securities		66.5	—	—	—	66.5	—	—	—	—
Private securities		76.5	—	23.4	—	99.9	—	23.4	—	23.4
Structured notes		—	—	133.2	—	133.2	—	133.2	—	133.2
Investment funds		—	—	21.9	103.3	125.2	—	125.2	—	125.2
Fixed-term deposit		468.2	—	—	—	468.2	—	—	—	—
Others		—	—	95.0	—	95.0	—	—	95.0	95.0
Trade accounts receivable	6	322.8	—	—	—	322.8	—	—	—	—
Derivative financial instruments	7	—	—	13.2	—	13.2	—	13.2	—	13.2
Other assets		109.9	—	—	—	109.9	—	—	—	—
Customer financing	8	32.3	—	0.1	—	32.4	—	—	0.1	0.1
		2,638.1	—	286.8	104.4	3,029.3	—	296.1	95.1	391.2
Liabilities
Derivative financial instruments	7	—	—	86.2	17.6	103.8	4.0	99.8	—	103.8
Trade accounts payable	16	966.3	—	—	—	966.3	—	—	—	—
Trade accounts payable-Supplier finance arrangements	17	43.3	—	—	—	43.3	—	—	—	—
Loans and financing	18	2,491.1	2,566.1	—	—	2,491.1	1,835.5	730.6	—	2,566.1
Other payables	20	125.3	—	—	—	125.3	—	—	—	—
		3,626.0	2,566.1	86.2	17.6	3,729.8	1,839.5	830.4	—	2,669.9
(i) Fair value is disclosed for information purposes only, as the carrying amount does not represent a reasonable approximation of fair value.
(ii) Out of the total amount measured at amortized cost, US$51.7 (carrying amount) has a corresponding fair value of US$45.0.
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Assets	Liabilities
At 12.31.2023	109.6	15.1
Reversal	—	(16.8)
Exchange variation	—	(3.3)
Fair value adjustment	(14.5)	5.0
At 12.31.2024	95.1	—
Reversal (i)	(100.8)	—
Fair value adjustment	5.7	—
At 12.31.2025	—	—
(i) It mainly refers to the derecognized financial investment. For further information, see Note 5.2(vi).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The significant unobservable input used in measuring the fair value of loans granted and customer financing is the discount rate, derived from the risk-free rate plus a credit spread for the period of the transaction.
For the risk-free rate, the 10-year U.S. Treasury Bond is used as of the transaction date. The credit spread is estimated based on the transaction's expected loss and adjusted by a coefficient that reflects non-quantifiable risks or systemic risk aversion.
If the reasonably possible change, a 0.55% decrease in the U.S. Treasury Bond rate, were applied to the significant unobservable input, while all other inputs remained unchanged, the resulting fair value of loans granted and customer financing would be US$52.7.
26.1.1Financial risk management policy
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
The financial risk management policy includes the use of derivative financial instruments (Note 7) to mitigate risks of fluctuations in exchange rates and stock prices. The use of these instruments for speculative purposes is forbidden.
26.1.2Capital management
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
26.1.3Credit risk
Credit risk is the risk of a counterparty to a transaction not meeting an obligation established in a financial instrument, or in the negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.
✈Cash and cash equivalents and financial investments
The credit risk of cash and cash equivalents and financial investments which are managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed to not exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

(Fitch, Moody’s and Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.
✈Trade accounts receivable, contract assets, and customer financing
The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried out which considers qualitative aspects, including experience of past transactions and other quantitative aspects, when applicable, based on financial information, ratings from the main credit agencies, probability of default and available public information. Any increased risk and/or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.
The Company applies the simplified approach to measure the expected credit losses in relation to accounts receivable from customers that do not have a significant financing component (Note 6). Using the provision matrix technique, appropriate groupings of accounts receivable are performed in categories of shared credit risk characteristics, for a given period, to determine historical loss rates and consider prospective macroeconomic factors, aiming to adjust historical rates to reflect relevant future economic conditions.
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

	Expected credit losses rate
	Commercial Aviation	Executive Aviation	Defense & Security	OGMA	Others
Not due	0.35%	0.14%	0.20%	0.55%	1.16%
Up to 90 days	0.65%	0.33%	0.83%	1.64%	2.60%
From 91 to 180 days	21.57%	9.14%	14.35%	11.22%	7.65%
More than 180 days	42.36%	23.09%	21.78%	20.49%	30.95%
The change in allowance for expected credit losses in respect of trade accounts receivable was as follows:

	12.31.2025	12.31.2024	12.31.2023
Beginning balance	(12.2)	(9.8)	(12.6)
(Additions)/Reversal	0.1	(5.5)	(1.8)
Write-off (i)	6.6	2.6	4.6
Foreign exchange variation	(1.1)	0.5	—
Ending balance	(6.6)	(12.2)	(9.8)

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The following table provides information about the exposure to credit risk and expected credit losses for trade accounts receivable:

		Past due			Expected credit losses
	Not past due	Up to 90 days	From 91 to 180 days	Over 180 days		Total
At December 31, 2025
Commercial Aviation	76.7	14.2	1.7	1.1	(2.9)	90.8
Defense & Security	65.6	3.5	—	3.7	(1.6)	71.2
Executive Aviation	63.9	3.9	1.5	1.7	(1.0)	70.0
OGMA	30.3	1.1	0.6	—	(0.2)	31.8
Others	24.8	2.0	0.8	0.6	(0.9)	27.3
	261.3	24.7	4.6	7.1	(6.6)	291.1
At December 31, 2024
Commercial Aviation	176.2	9.8	9.9	5.6	(9.1)	192.4
Defense & Security	14.0	0.3	2.2	12.0	(0.5)	28.0
Executive Aviation	45.8	5.7	0.5	0.1	(1.6)	50.5
OGMA	23.9	4.9	2.3	3.2	(0.5)	33.8
Others	14.4	3.5	0.4	0.3	(0.5)	18.1
	274.3	24.2	15.3	21.2	(12.2)	322.8
As of December 31, 2025, the decrease in past‑due amounts is attributable to the offsetting of certain collateral.
For contract assets, economic data from customers are incorporated into the expected credit loss analysis, which includes ratings assessed by the main credit agencies, in order to assertively capture prospective factors that may impact the receivables portfolio. As of December 31, 2025, the expected credit loss factor applied to these customers was 4.21% (2024: 4.69%).
Trade receivables and contract assets are written-off when there is no reasonable expectation of recovery, either in whole or in part. Indicators that there is no reasonable expectation of recovery include, among others, the debtor’s inability to enter into a debt renegotiation plan or the exhaustion of all available legal enforcement procedures.
The general approach is applied to measure the expected credit loss on receivables recognized as customer financing (Note 8). The expected credit loss is estimated based on the full term of the contracts, considering the probability of loss and the counterparty’s credit risk, assessed contract by contract and updated at each reporting date. The fair value of the contractual guarantees is considered as coverage and reduction of the risk assumed, either partially or fully, and of the expected credit loss calculated using the Company’s methodology.
The change in allowance for expected credit losses in respect of customer financing was as follows:

	12.31.2025	12.31.2024	12.31.2023
Beginning balance	(8.7)	(3.4)	(24.0)
Write-offs (i)	10.9	—	—
(Additions)/Reversal	(2.2)	(5.3)	20.6
Ending balance	—	(8.7)	(3.4)
(i) Refers to the effective write-off of an outstanding credit balance from a specific customer, as there is no reasonable expectation of recovery, either in whole or in part.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.1.4Liquidity risk
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
As described in Note 17, the Company has supplier finance arrangements that are characterized by financial institutions offering to pay the amounts that the Company owes to its suppliers and the Company agrees to pay, according to the terms and conditions of the arrangements, on the same date that the suppliers are paid or on a later date. These arrangements allow the Company to centralize payments of trade accounts payable to financiers instead of paying each supplier individually. Management does not consider that supplier finance arrangements result in excessive concentration of liquidity risk.
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

		Contractual cash flows
	Carrying amount	Total	Less than one year	One to three years	Three to five years	More than five years
At December 31, 2025
Loans and financing	2,593.8	4,015.7	199.8	585.6	669.0	2,561.3
Trade accounts payable	1,116.8	1,116.8	1,116.8	—	—	—
Trade accounts payable - Supplier finance arrangements	62.9	62.9	62.9	—	—	—
Lease liabilities	118.1	118.1	20.7	44.2	21.0	32.2
Other payables	231.6	231.6	140.2	88.5	0.3	2.6
Derivative financial instruments	64.8	64.8	5.4	59.0	—	0.4
Total	4,188.0	5,609.9	1,545.8	777.3	690.3	2,596.5
Line of credit available
In February 2024, the Company entered into a financing facility with BNDES in the amount of R$500 million (equivalent to US$90.9), maturing in March 2040, which, when drawn, bears interest at 2.20% p.a. above the TR (Reference Rate) and 1.10% p.a. plus TFBD (BNDES Fixed Rate in US$) published by BNDES. As of December 31, 2025, R$112 million (equivalent to US$20.4) of this credit facility had been disbursed. This amount is presented in loans and financing (Note 18).
In May 2025, the Company entered into a financing facility with FINEP in the amount of R$331 million (equivalent to US$60.2), maturing in April 2041, which, when drawn, bears interest at 2.30% per annum plus the TR (Reference Rate). As of December 31, 2025, R$99 million (equivalent to US$18.2) of this facility had been disbursed. This amount is presented as loans and financing (Note 18).
Additionally, the Company has a US$1,000.0 revolving credit facility maturing in August 2029. This revolving credit facility, negotiated with 17 international financial institutions, when drawn, bears interest at SOFR plus a variable spread ranging from 0.95% to 1.70% p.a., depending on the Company’s corporate credit rating. As of December 31, 2025, no amounts have been drawn under this line of credit.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

26.1.5Market risk
Market risk is the risk of changes in market prices, such as interest rates and exchange rates, will affect the Company’s earnings or the value of its financial instruments. The Company uses derivatives to manage market risks (Note 7).
Interest rate risk
This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses, and/or decrease financial income, as well as negatively impact the fair value of financial assets measured at fair value. The financial instruments subject to interest rate risk are:
✈Cash, cash equivalents and financial investments: the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of a variety of risk factors that might affect the return of those investments.
✈Loans and financing: the Company monitors financial markets with the purpose of evaluating hedge structures (derivative transactions) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.
As of December 31, 2025, cash, cash equivalents, financial investments and loans and financing were indexed as follows, considering the contractual cash flow of the instruments (without the effect of derivatives) and the cash flow altered by derivative financial instruments (with the effect of derivatives):

	Fixed Rate		Floating indexed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	2,727.6	93.58%	187.1	6.42%	2,914.7	100.00%
Loans and financing	2,339.3	90.19%	254.5	9.81%	2,593.8	100.00%

	Excluding the effect of derivatives		Including the effect of derivatives
	Amount	%	Amount	%
Financial investments	187.1	100.00%	187.1	100.00%
CDI	187.1	100.00%	187.1	100.00%

Loans and financing	254.5	100.00%	254.5	100.00%
CDI	3.8	1.49%	3.8	1.49%
SIFMA	18.1	7.11%	18.1	7.11%
EURIBOR	0.2	0.08%	0.2	0.08%
SOFR	196.8	77.33%	205.2	80.63%
TR	35.6	13.99%	27.2	10.69%
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
Below are the amounts of financial instruments denominated by currency:

	31.12.2025				31.12.2024
	R$	US$	Euro	Other currencies	R$	US$	Euro	Other currencies

Cash and cash equivalents	210.8	1,714.8	21.2	3.0	105.2	1,447.2	4.3	6.4
Financial investment	—	781.3	183.6	—	—	988.0	—	—
Trade accounts receivable	28.7	231.5	20.6	10.3	29.3	270.2	15.7	7.6
Customer financing	—	8.0	—	—	18.9	13.5	—	—
Derivative financial instruments	8.7	—	—	—	10.7	—	2.5	—
Other assets	29.9	253.4	6.5	0.3	22.7	81.6	5.3	0.3

Trade accounts payable	(147.0)	(931.1)	(34.2)	(4.5)	(116.2)	(812.9)	(30.7)	(6.5)
Trade accounts payable - Supplier finance arrangements	(32.9)	(30.0)	—	—	(20.4)	(22.9)	—	—
Loans and financing	(78.2)	(2,378.0)	(137.6)	—	(23.7)	(2,444.2)	(23.2)	—
Other payables	(25.8)	(194.5)	(10.9)	(0.4)	(15.0)	(104.8)	(5.3)	(0.3)
Derivative financial instruments	(2.9)	(59.1)	(2.8)	—	(17.8)	(86.0)	—	—

Net exposure	(8.7)	(603.7)	46.4	8.7	(6.3)	(670.3)	(31.4)	7.5
26.1.6 Sensitivity analysis
The sensitivity analysis for each type of relevant market risk to which the Company is exposed as of December 31, 2025, considers reasonably possible scenarios to changes in variables and presents the corresponding impacts, before taxes, on profit or loss and equity.
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
The horizon for applying the sensitivity analysis considers the maturity of the transaction if it is less than 12 months, otherwise the horizon is 12 months. The assumptions adopted include:
✈Holding the transactions to maturity.
✈Using the average market projections indicated through market curves (currencies and interest rates) from B3, as well as data available from an independent source (Bloomberg), for the indicators: DI (Interbank Deposit Rate), SOFR (Secured Overnight Financing Rate), EURIBOR (Euro Interbank Offered Rate) and exchange rates.
✈In the absence SIFMA (Security Industry/Financial Market Association) projection disclosure, using the variation in the SOFR projection as a reference, due to the positive correlation between the two indicators.
✈Due to the lack of disclosure of TR (Reference Rate) projections, we used the TBF (Financial Basic Rate) curve made available by B3 to calculate the TR projection.
✈Applying Monte Carlo simulation to project stock prices.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Transactions subject to fixed interest rates are not included in the sensitivity analysis.

		Reasonably Possible Gains (Losses) [2]
	Amount exposed at 12.31.2025 [1]	Profit or loss	Equity
Interest rates risk
DI
Cash equivalents and financial investments	187.1	(31.4)	—
Loans and financing	(3.8)	0.6	—
EURIBOR		—	—
Loans and financing	(0.2)	—	—
SIFIMA		—	—
Loans and financing	(18.1)	2.7	—
SOFR		—	—
Loans and financing	(205.2)	30.2	—
TR		—	—
Loans and financing	(27.2)	2.7	—
Exchange rates risk
BRL
Cash, cash equivalents and financial investments	210.8	15.2	—
Other assets	281.7	20.4	—
Loans and financing	(78.2)	(5.7)	—
Other liabilities	(453.4)	(32.8)	—
Derivative instruments	5.3	—	(15.4)
EURO
Derivative instruments	(2.8)	(0.1)	—
Market risk
EMBR
Derivative instruments	0.8	3.6	—
EVEX
Derivative instruments	(59.0)	2.9	—
(1)The amounts exposed at December 31, 2025, consider: DI – 14.90%; EURIBOR – 1.94%; SIFMA – 2.36%; SOFR – 3.87%; TR – 2.11%; US$/BRL exchange rate of R$5.50 and EURO/US$ of US$1.18; EMBJ of R$88.60 and EVEX of US$3.99.
(2)The reasonably possible scenario considers: DI – 12.40%; EURIBOR – 2.24%; SIFMA – 2.01%; SOFR – 3.30%; TR – 1.89%; US$/BRL exchange rate of R$5.90 and EURO/US$ of US$1.12; EMBJ of R$101.47 and EVEX of US$4.13.
27.SHAREHOLDERS’ EQUITY
27.1Capital
The Company’s subscribed and paid-up capital as of December 31, 2025, and 2024 was US$1,551.6 and comprised 740,465,044 common shares, without par value, of which 17,698,905 (2024: 5,832,238) shares were held in treasury.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

The capital may be increased up to 1,000,000,000 common shares.
Each common share generally empowered with one vote at general shareholders’ meeting, considering that:
✈no shareholder or group of shareholders, whether Brazilian or foreign, may exercise votes representing more than 5% of the total number of shares into which the Company’s share capital is divided; and
✈the group of foreign shareholders may not exercise, at any meeting of the General Shareholders’ Meeting, a number of votes greater than two‑thirds of the total votes that may be exercised by the Brazilian shareholders present.
27.2Golden Share
The Brazilian Federal Government holds a special class ordinary share (golden share) which confers veto power on certain matters.
27.3Treasury shares
Treasury shares represent Embraer’s own equity instruments repurchased for retention in treasury, cancellation or subsequent sale on the market or use in fulfilling obligations or protecting commitments related to share-based payment plans (see Note 25.1). While they remain in treasury, all political and economic rights of these shares are suspended.
During the fiscal year, 11,866,667 shares (EMBJ3) were repurchased for US$186.8, including transaction costs. Thus, as of December 31, 2025, Embraer held 17,698,905 (2024: 5,832,238) common shares (EMBJ3) in treasury, measured at a historical cost of US$215.0 (2024: US$28.2).
As of December 31, 2025, the fair value of the shares held in treasury is US$285.0 (2024: US$53.1).
27.4Revenue reserves
Government grants: this reserve was established in accordance with the Brazilian Corporation Law and corresponds to the appropriation of the portion of accumulated profits arising from government subsidies received by the Company, which cannot be distributed to shareholders as dividends. These amounts are recognized in profit or loss within the same expense line item to which the grant relates. Such subsidies are excluded from the calculation basis for mandatory dividends. As of December 31, 2025, the reserve for government grants totaled US$49.0 (2024: US$49.0).
Legal reserve: established annually through the allocation of 5% of net income for the year and capped at 20% of the share capital, or 30% when combined with capital reserves. As of December 31, 2025, the legal reserve totaled US$224.6 (2024: US$207.0).
Reserve for investments and working capital: is intended to: (i) ensure resources for investments in permanent assets, without detriment to retained earnings under the terms of the Brazilian Corporation Law; (ii) reinforce working capital; (iii) be used in the redemption, reimbursement, or acquisition of shares in the Company’s capital; and (iv) be distributable to the Company’s shareholders.
Revenue reserves are established in accordance with the Brazilian Corporation Law and the Embraer’s By-Laws. These reserves must be calculated and recorded based on earnings determined as if the presentation currency were Reais. Dividend distributions are determined in accordance with local laws and regulations and must also be determined as if the presentation currency were Reais.
As of December 31, 2025, the reserve for investments and working capital totaled US$1,605.6 (2024: US$1,368.3).

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.5 Capital reserves

	Share-based payment	Result in transactions with non controlling interest	Capital reserves
At December 31, 2022	40.3	77.4	117.7
Share-based remuneration	4.5	—	4.5
Result in transactions with non controlling interest	—	13.5	13.5
At December 31, 2023	44.8	90.9	135.7
Share-based remuneration	4.5	—	4.5
Result in transactions with non controlling interest	—	44.9	44.9
At December 31, 2024	49.3	135.8	185.1
Share-based remuneration	5.4		5.4
Result in transactions with non controlling interest		137.4	137.4
At December 31, 2025	54.7	273.2	327.9
27.6 Other comprehensive (loss)

	Post-employment benefit	Cumulative translation adjustment	Financial instruments	Other comprehensive income
At December 31, 2022	(41.5)	(151.0)	2.8	(189.7)
Other comprehensive income	(4.5)	34.2	7.3	37.0
At December 31, 2023	(46.0)	(116.8)	10.1	(152.7)
Other comprehensive loss	4.9	(84.9)	(24.5)	(104.5)
At December 31, 2024	(41.1)	(201.7)	(14.4)	(257.2)
Other comprehensive income	0.8	142.3	15.1	158.2
At December 31, 2025	(40.3)	(59.4)	0.7	(99.0)

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

27.7Dividends
In accordance with the Embraer’s By-laws, the mandatory minimum dividend must correspond to 25% of net income for the year, after absorbing accumulated losses and the allocations to the legal reserve and to the investment grant reserve. Interest on equity (“JCP”), net of withholding income tax, is credited toward the amount of dividends declared.
Management may decide not to distribute the mandatory minimum dividend in any fiscal year in which such distribution would be incompatible with Embraer’s financial condition.
The proposed dividends for 2025 are presented as follows:

	12.31.2025	12.31.2024
Income for the year attributed to owners of Embraer determined in millions of R$	1,953.0	1,918.9
Accumulated losses absorption	—	(1,593.1)
Allocation to the legal reserve	(97.6)	(16.3)
Replenishment of the government grants reserve	—	(103.8)
Calculation basis for dividend distribution	1,855.4	205.7
Minimum mandatory dividend (25%) in R$	463.8	51.4
Minimum mandatory dividend (25%) in US$	84.3	8.3

Weighted average number of common shares outstanding	732,412,025	734,632,806
Dividends and interest on equity, net of withholding income tax, per share (in R$)	0.63329	0.07000
Dividends and interest on equity, net of withholding income tax, per share (in US$)	0.11509	0.01130

28.EARNINGS PER SHARE
Accounting policy
The basic and diluted earnings per share is calculated by dividing net income for the year attributable to Embraer’s shareholders by the weighted‑average number of common shares outstanding during the year.

		12.31.2025	12.31.2024	12.31.2023
Profit attributable to owners of Embraer		351.9	352.5	164.0
Weighted average number of shares outstanding	(i)	732,412,025	734,632,806	734,632,806
Basic and diluted earnings per share - U.S. dollar		0.48	0.48	0.22
(i) The change in the weighted‑average number of shares outstanding resulted from the share repurchases carried out by the Company during the year (see Note 27.4).
As of December 31, 2025, 2024 and 2023, the Company did not have any outstanding potential common shares that could be converted into new shares and dilute earnings per share.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

29.REVENUE FROM CONTRACTS WITH CUSTOMERS
Accounting policy
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
Due to the absence of a usage pattern that can be reliably projected, revenues from exchange pool programs and total support programs are recognized on a straight-line basis over the term of the contract and consist of a fixed fee and a variable fee directly related to the hours effectively flown by the aircraft covered by these programs.
Revenue from long-term contracts
In the Defense & Security segment, the revenue is recognized over time, as control over the aircraft produced is transferred to the customer over time. The Company transfers control over time when:
✈The customer simultaneously obtains and uses the benefits resulting from the Company’s performance as it is delivered.
✈The Company’s performance results in the creation or enhancement of assets under the customer’s control as those assets are developed or enhanced.
✈The entity’s performance does not generate an asset with significant alternative use, and the Company has an enforceable right to receive payment for work completed to date, in the event of termination of the contract for the convenience of customers.
The revenue from these contracts is measured according to the PoC (percentage of completion) method, that is, the contract revenue is multiplied by the percentage calculated as the ratio of the costs incurred in relation to the total estimated costs for concluding the contracts.
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
Contract assets and liabilities
A contract assets is initially and primarily recognized for revenue earned from long-term Defense & Security contracts, which are measured under the percentage of completion method. Contract assets are transferred to trade receivables when the rights become unconditional. Expected credit losses are calculated on contract asset balances, as described in Note 29.3.
Contract liabilities refer to non-refundable advances of consideration received by the Company prior to the delivery of aircraft and based on acceptances of long-term Defense & Security contracts for which the relevant contract stage has not yet been performed (customer advances), as well as those related to the supply of spare parts, training, technical representation and other obligations included in aircraft sales contracts (multiple-element arrangements).
29.1Revenue disaggregation by category and geographic region

12.31.2025
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	3,423.7	63.2	41.2	354.0	713.1	11.3	4,606.5
Long-term contracts - aircraft and development	14.6	19.7	205.6	93.0	585.7	0.5	919.1
Others	0.2	5.1	15.1	5.9	41.5	0.9	68.7
Service	741.5	40.6	104.5	111.8	353.2	65.6	1,417.2
Spare Parts	270.9	13.4	42.7	65.5	147.2	26.3	566.0
	4,450.9	142.0	409.1	630.2	1,840.7	104.6	7,577.5

12.31.2024
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,942.5	132.0	64.3	197.2	639.5	27.5	4,003.0
Long-term contracts - aircraft and development	—	79.4	59.3	154.8	357.9	9.8	661.2
Others	2.5	—	—	23.0	18.0	—	43.5
Service	582.7	50.0	102.3	109.6	324.4	60.2	1,229.2
Spare Parts	253.5	5.8	30.3	46.8	97.7	23.7	457.8
	3,781.2	267.2	256.2	531.4	1,437.5	121.2	6,394.7

12.31.2023
	North America	Latin America, except Brazil	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	2,539.6	53.6	20.2	130.6	529.0	27.2	3,300.2
Long-term contracts - aircraft and development	0.8	—	67.1	123.4	266.0	—	457.3
Others	4.2	—	—	5.2	21.7	—	31.1
Service	487.7	34.1	94.0	128.7	220.6	56.5	1,021.6
Spare Parts	250.0	10.5	23.2	65.8	93.4	15.4	458.3
	3,282.3	98.2	204.5	453.7	1,130.7	99.1	5,268.5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

29.2Performance Obligations
The Company has a portfolio of firm orders (“Backlog”), whose performance obligations are unsatisfied or partially satisfied.
As of December 31, 2025, the amount of revenue allocated to performance obligations unsatisfied or partially satisfied was US$31.6 billion (2024: US$26.3 billion). According to the Company’s estimate, US$27.9 billion is expected to be satisfied within the next 5 years (2024: US$23.3 billion).
29.3Contract assets and liabilities

	12.31.2025	12.31.2024
Contract Assets -Third Parties	314.0	360.9
Contract assets - Other related parties	248.0	263.2
	562.0	624.1
Current	510.1	622.7
Non-current	51.9	1.4
As of December 31, 2025, of the total contract assets, US$319.6 (2024: US$375.2) relate to contract assets from sales of KC‑390 aircraft and related services within the Defense & Security and Services & Support segments. Based on the Company’s estimates, US$130.8 (2024: US$183.4) of these amounts are expected to be invoiced and collected more than 12 months after the reporting date.
These contract assets presented are considered current assets as they are realized in the normal course of the operating cycle of these contracts, which is 36 months.
Of the consolidated contract asset position as of December 31, 2024, US$323.6 were invoiced and received in 2025.
As of December 31, 2025 the expected credit loss recognized on contract assets amounts to US$0.7 (2024: US$4.2).

	12.31.2025	12.31.2024
Advances from customers - Aircraft and Defense long-term contracts	3,204.0	2,999.4
Advances from customers - Other related parties	90.7	65.5
Deferred revenue with multiple elements	140.4	219.7
	3,435.1	3,284.6
Current	2,563.4	2,563.4
Non-current	871.7	721.2
Contract liabilities – Out of the total balances of contract liabilities as of December 31, 2024, US$2,368.7 were recognized as revenues in 2025.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

30.EXPENSES BY NATURE

		12.31.2025	12.31.2024	12.31.2023
Cost of sales and services		(6,248.8)	(5,241.6)	(4,358.9)
Administrative		(213.6)	(198.9)	(204.9)
Selling		(338.5)	(309.7)	(314.7)
		(6,800.9)	(5,750.2)	(4,878.5)

General manufacturing costs	(i)	(5,364.9)	(4,463.6)	(3,632.1)
Depreciation		(138.3)	(115.5)	(109.8)
Amortization		(121.2)	(128.1)	(131.9)
Personnel expenses		(912.5)	(814.4)	(774.5)
Marketing and sales expenses		(83.5)	(70.9)	(81.0)
Services rendered by third parties		(97.2)	(83.7)	(79.8)
Miscellaneous	(ii)	(83.3)	(74.0)	(69.4)
		(6,800.9)	(5,750.2)	(4,878.5)
(i)Refers to costs of materials and general manufacturing expenses and provision service.
(ii)Refers mainly to expenses with insurance, taxes and fees.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

31.OTHER INCOME AND OTHER EXPENSES

		12.31.2025	12.31.2024	12.31.2023
Other operating income:
Recovery of expenses	(i)	—	150.0	—
Revenue from contractual fines		39.9	11.3	8.7
Reimbursement of expenses		8.8	8.8	18.8
Tax credit revenues		12.5	41.4	29.9
Defense billing tax		—	—	14.9
Taxes on other revenues		(17.1)	(14.2)	(12.5)
Royalties		29.0	25.1	19.8
Reversals of provisions and contingencies		—	17.9	1.0
Revenues related to property, plant and equipment		15.6	9.9	17.1
Sale of interest in subsidiary		—	—	36.6
Other revenues		12.5	15.9	36.4
		101.2	266.1	170.7

Other operating expense:
Projects and innovation		(109.9)	(101.0)	(93.0)
Operational safety and aircraft fleet costs		(12.5)	(11.8)	(13.7)
Taxes, Fines and Penalties		(11.2)	(11.7)	(4.9)
Training and development		(8.0)	(3.4)	(3.8)
Provisions and contingencies		(4.9)	(13.3)	(3.0)
Royalties		(4.8)	(2.0)	(1.1)
Warrants		—	(1.9)	—
Idle capacity costs		(1.8)	—	—
Disposal of fixed assets		—	—	(9.8)
Other expenses		(31.9)	(17.6)	(47.0)
		(185.0)	(162.7)	(176.3)

(i)Revenue relating to the reimbursement of expenses incurred by the Company in the process of separating its commercial aviation business, received in the context of the arbitration.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

32.FINANCIAL INCOME AND FINANCIAL EXPENSES

		12.31.2025	12.31.2024	12.31.2023
Financial income:
Interest on cash and cash equivalents and financial investments		95.2	98.8	105.8
Derivative financial instruments		81.9	88.0	—
Warrants: adjustment to fair value		77.9	78.1	—
Interest on receivables		24.5	43.1	13.7
Financial structuring		—	—	8.3
Adjustment to fair value of Financing to customers		—	—	0.4
Taxes over Financial revenue		(3.3)	(5.0)	(3.2)
Gain from modification of a financial liability	18(ii)	26.6	—	—
Others		13.3	8.1	3.6
		316.1	311.1	128.6
Financial expenses:
Interest on loans and financing		(167.8)	(191.7)	(213.7)
Long-term incentives - phantom shares		(244.3)	(113.2)	(31.4)
Warrants: adjustment to fair value		(73.3)	(42.6)	(29.6)
Adjustment to fair value of Financing to customers		(45.9)	(31.0)	—
Other interest and banking operations		(20.8)	(19.9)	(14.8)
IOF - (tax on financial transactions)		(2.7)	(1.5)	(12.2)
Interest on taxes, social charges and contributions		(8.4)	(0.9)	(7.3)
Financial restructuring costs		—	—	(3.2)
Others		(51.8)	(14.8)	(9.7)
		(615.0)	(415.6)	(321.9)
33.FOREIGN EXCHANGE, NET

	12.31.2025	12.31.2024	12.31.2023
Taxes recoverable	18.6	(39.8)	10.8
Trade accounts receivable and contract assets	(5.9)	(45.7)	11.8
Cash and cash equivalents and financial investments	(17.5)	0.9	(10.0)
Others assets	9.6	(14.9)	8.9
Contract liabilities	0.1	4.4	(0.3)
Loans and financing	(3.1)	3.6	(0.4)
Provisions	(25.4)	49.9	(18.8)
Taxes and payroll charges payable	(4.3)	9.7	(3.2)
Other payables	(7.2)	3.4	(1.0)
Trade accounts payable	4.1	19.8	(7.5)
Others liabilities	(5.7)	—	2.6
Foreign exchange	(36.7)	(8.7)	(7.1)
Derivative financial instruments	(4.4)	2.7	6.6
Foreign exchange losses, net	(41.1)	(6.0)	(0.5)

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

34.RESPONSIBILITIES AND COMMITMENTS
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
35.INFORMATION BY OPERATING SEGMENTS AND GEOGRAPHIC AREA
The reportable operating segments reflect the structure used by the chief operating decision-maker, the Chief Executive Officer, to make decisions regarding resource allocation and to assess the Company’s performance.
The Company’s performance is assessed based on a measure of operating results, segregated by product perspective, which includes: Commercial Aviation, Executive Aviation, Defense & Security, and Services & Support. Operating segments that do not meet any of the quantitative thresholds are combined and disclosed as “Other Segments”.
From a geographical perspective, revenue and non-current assets, which comprise property, plant, and equipment, intangible assets and right-of-use assets, are based on consolidated information and segregated into the following regions: Brazil, North America, Europe, Latin America (except Brazil), and Asia-Pacific.
In general, balances and transactions that are not directly attributable to a specific operating segment, but contribute to its operation, such as corporate department expenses, are allocated on a pro-rata basis, using each segment's revenue as the allocation factor.
35.1Commercial Aviation
The Commercial Aviation segment mainly involves the development, production, and sale of commercial jets:
✈E-Jets 175 E1: aircraft with 70 to 90 seats.
✈E-Jets E2: aircraft with 88 to 146 seats.
35.2Defense & Security
This segment mainly includes the development and production of KC-390 Millennium and A-29 Super Tucano, both military aircraft.
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
35.3Executive Aviation
The Executive Aviation segment comprises the development, production, and sale of executive jets, including the Phenom and Praetor models.
35.4Services & Support
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
35.5Other Segments
The activities reported under Other Segments consist of businesses with no material impact on the results presented in these consolidated financial statements:
✈Supply of structural parts and hydraulic systems and production of agricultural crop-spraying aircraft.
✈Development and certification of eVTOLs, creation of a maintenance and service network for eVTOLs and creation of an air traffic control system for eVTOLs (UAM Business), through Eve Air Mobility.
✈Development and manufacturing of electrical propulsion systems for aeronautical use, including vertical take-off and landing vehicles and fixed-wing aircraft.
✈Cybersecurity solutions, including specialized cybersecurity diagnostics, architecture and implementation services, as well as software and technical products for controlling and defending environments.
Result by segment

12.31.2025
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Unallocated*	Total
Revenue	2,369.8	983.9	2,205.1	1,925.6	7,484.4	93.1	—	7,577.5
Cost of sales and services	(2,174.2)	(820.5)	(1,781.3)	(1,406.5)	(6,182.5)	(66.3)	—	(6,248.8)
Gross profit	195.6	163.4	423.8	519.1	1,301.9	26.8	—	1,328.7
Operating income (expense)	(132.7)	(85.9)	(158.4)	(220.8)	(597.8)	(91.4)	(31.9)	(721.1)
Operating income (loss) before financial result	62.9	77.5	265.4	298.3	704.1	(64.6)	(31.9)	607.6
(*) The expenses incurred in 2025 relate to a specific corporate strategic project and are not linked to the performance of the operating segments. For this reason, these expenses are presented separately from the results of the operating segments in the reports used by the Company's chief operating officer for decision-making.

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Unallocated*	Total
Revenue	2,208.6	720.9	1,762.7	1,636.5	6,328.7	66.0	—	6,394.7
Cost of sales and services	(2,008.9)	(590.9)	(1,407.7)	(1,179.0)	(5,186.5)	(55.1)	—	(5,241.6)
Gross profit	199.7	130.0	355.0	457.5	1,142.2	10.9	—	1,153.1
Operating income (expense)	(144.5)	(85.4)	(149.0)	(187.5)	(566.4)	(67.3)	148.1	(485.6)
Operating income (loss) before financial result	55.2	44.6	206.0	270.0	575.8	(56.4)	148.1	667.5
(*) In 2024 refer substantially to the reimbursement of expenses received in the context of arbitration.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Unallocated*	Total
Revenue	1,846.8	515.4	1,408.2	1,417.6	5,188.0	80.5	—	5,268.5
Cost of sales and services	(1,698.3)	(429.6)	(1,134.8)	(1,039.0)	(4,301.7)	(57.2)	—	(4,358.9)
Gross profit	148.5	85.8	273.4	378.6	886.3	23.3	—	909.6
Operating income (expense)	(124.6)	(57.5)	(146.6)	(163.4)	(492.1)	(55.9)	(47.1)	(595.1)
Operating income (loss) before financial result	23.9	28.3	126.8	215.2	394.2	(32.6)	(47.1)	314.5
(*) Expenses incurred in 2023 refer to corporate demands not directly related to operational segments. For this reason, these expenses are presented separately in the reports used by the Company's main operations manager for decision-making.
In 2025, 2024 and 2023, no customer individually accounted for 10% or more of net revenue for the respective years.
Revenue by geographic area and operating segment

12.31.2025
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Total
North America	1,886.7	14.6	1,538.8	1,009.3	4,449.4	1.5	4,450.9
Europe	414.1	623.6	299.2	481.3	1,818.2	22.5	1,840.7
Asia Pacific	35.9	204.5	5.3	158.8	404.5	4.6	409.1
Latin America (except Brazil)	33.1	24.8	30.1	54.0	142.0	—	142.0
Brazil	—	115.5	320.5	129.7	565.7	64.5	630.2
Other	—	0.9	11.2	92.5	104.6	—	104.6
	2,369.8	983.9	2,205.1	1,925.6	7,484.4	93.1	7,577.5

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Total
North America	1,615.6	0.1	1,330.3	835.1	3,781.1	0.1	3,781.2
Europe	440.8	384.6	204.1	408.0	1,437.5	—	1,437.5
Asia Pacific	29.0	60.2	35.3	131.7	256.2	—	256.2
Latin America (except Brazil)	95.4	81.2	36.7	53.9	267.2	—	267.2
Brazil	0.3	181.9	156.3	127.0	465.5	65.9	531.4
Other	27.5	12.9	—	80.8	121.2	—	121.2
	2,208.6	720.9	1,762.7	1,636.5	6,328.7	66.0	6,394.7

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Total
North America	1,489.4	1.0	1,054.1	737.8	3,282.3	—	3,282.3
Europe	293.8	304.9	226.9	305.1	1,130.7	—	1,130.7
Asia Pacific	—	67.1	20.1	117.3	204.5	—	204.5
Latin America (except Brazil)	32.2	—	21.4	44.6	98.2	—	98.2
Brazil	4.2	141.9	85.7	141.4	373.2	80.5	453.7
Other	27.2	0.5	—	71.4	99.1	—	99.1
	1,846.8	515.4	1,408.2	1,417.6	5,188.0	80.5	5,268.5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Revenue by category and operating segment

12.31.2025
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Total
Aircraft	2,369.0	—	2,205.1	—	4,574.1	32.4	4,606.5
Long-term contracts - aircraft and development	—	919.1	—	—	919.1	—	919.1
Other	0.8	18.7	—	49.2	68.7	—	68.7
Service	—	42.3	—	1,352.3	1,394.6	22.6	1,417.2
Spare Parts	—	3.8	—	524.1	527.9	38.1	566.0
	2,369.8	983.9	2,205.1	1,925.6	7,484.4	93.1	7,577.5

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Total
Aircraft	2,199.8	—	1,762.7	—	3,962.5	40.5	4,003.0
Long-term contracts - aircraft and development	—	661.2	—	—	661.2	—	661.2
Other	8.8	16.5	—	17.9	43.2	0.3	43.5
Service	—	42.2	—	1,172.0	1,214.2	15.0	1,229.2
Spare Parts	—	1.0	—	446.6	447.6	10.2	457.8
	2,208.6	720.9	1,762.7	1,636.5	6,328.7	66.0	6,394.7

12.31.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Total reportable Segments	Other Segments	Total
Aircraft	1,834.1	13.2	1,408.2	—	3,255.5	44.7	3,300.2
Long-term contracts - aircraft and development	—	457.3	—	—	457.3	—	457.3
Other	12.7	—	—	17.7	30.4	0.7	31.1
Service	—	41.3	—	956.3	997.6	24.0	1,021.6
Spare Parts	—	3.6	—	443.6	447.2	11.1	458.3
	1,846.8	515.4	1,408.2	1,417.6	5,188.0	80.5	5,268.5

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

Assets by operating segment

12.31.2025
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Total
Property, plant and equipment	556.9	174.5	412.9	960.1	26.5	2,130.9	2,130.9
Intangible assets	1,194.8	146.6	959.3	38.9	381.7	2,721.3	2,721.3
Right of use	4.2	4.3	12.3	85.1	0.3	106.2	106.2
	1,755.9	325.4	1,384.5	1,084.1	408.5	4,958.4	4,958.4

12.31.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Total
Property, plant and equipment	625.7	177.5	465.3	656.8	16.0	1,941.3	1,941.3
Intangible assets	1,202.9	126.3	923.1	39.2	211.4	2,502.9	2,502.9
Right of use	4.2	4.2	14.4	80.3	1.6	104.7	104.7
	1,832.8	308.0	1,402.8	776.3	229.0	4,548.9	4,548.9
Assets by geographic area

12.31.2025
	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	491.0	503.0	84.7	1,052.2	2,130.9
Intangible assets	458.0	85.0	—	2,178.3	2,721.3
Right of use	68.3	18.4	2.1	17.4	106.2
	1,017.3	606.4	86.8	3,247.9	4,958.4

12.31.2024
	North America	Europe	Asia Pacific	Brazil	Total
Property, plant and equipment	449.1	398.5	76.4	1,017.3	1,941.3
Intangible assets	279.1	73.8	—	2,150.0	2,502.9
Right of use	72.0	15.0	1.4	16.3	104.7
	800.2	487.3	77.8	3,183.6	4,548.9
36.SUBSEQUENT EVENTS
36.1Early repayment of EVE’s loan
In January 2026, the loan due in 2028, subject to SOFR 3M plus 3.90% p.a. and with a carrying amount of US$50.0 as of December 31, 2025, was fully prepaid. No additional costs associated with the prepayment were incurred. The early repayment was made in connection with, and as a required condition for, the Company’s entry into the syndicated credit agreement disclosure in Note 36.2.
36.2New syndicated credit agreement
In January 2026, the Company, through its wholly owned subsidiary EVE UAM, LLC., entered into a syndicated credit agreement with Banco do Brasil S.A., New York Branch, Citibank N.A., Itaú Unibanco S.A., Miami Branch, and Banco Itaú Chile acting as managing agent. This syndicated credit agreement provides US$150.0, subject to SOFR plus 3.10% p.a., with final maturity in 2031. The agreement includes covenants that require the maintenance of a minimum debt service coverage ratio.

Embraer S.A.
Notes to the Consolidated Financial Statements
In millions of U.S. dollar, unless otherwise stated

36.3Repurchase of shares and unwinding of swap contracts
In March 2026, the Company repurchased 10,932,998 shares (EMBJ3) for US$183.7, including transaction costs. This transaction was executed under the share buyback program approved on March 5, 2026, which authorized the acquisition of ordinary shares (EMBJ3) for treasury holding, cancellation, subsequent sale, or to meet commitments under share-based compensation plans. In connection with this repurchase, the 12-month swap contracts entered with Banco Itaú, as mentioned in Note 7(i), were unwound.
* * *